UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 14, 2021

Regal Beloit Corporation

(Exact name of registrant as specified in its charter)

Wisconsin	001-07283	39-0875718
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 State Street, Beloit, Wisconsin 53511

(Address of Principal Executive Offices, Including Zip Code)

Registrant's Telephone Number: (608) 364-8800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock	RBC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On February 15, 2021, Regal Beloit Corporation (the “Company” or “Regal”) entered into definitive agreements with Rexnord Corporation (“Rexnord”), Land Newco, Inc., a wholly owned indirect subsidiary of Rexnord (“Land”), and Phoenix 2021, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), with respect to a Reverse Morris Trust transaction (the “Proposed Transaction”) pursuant to which, and subject to the terms and conditions of those definitive agreements discussed below, (1) Rexnord will transfer (or cause to be transferred) to Land substantially all of the assets, and Land will assume substantially all of the liabilities, of Rexnord’s Process & Motion Control segment (“PMC”) (the “Reorganization”), (2) after which, all of the issued and outstanding shares of common stock, $0.01 par value per share, of Land (“Land common stock”) held by a subsidiary of Rexnord will be distributed in a series of distributions to Rexnord’s stockholders (the “Distributions”, and the final distribution of Land common stock from Rexnord to Rexnord’s stockholders, which is to be made pro rata for no consideration, the “Spin-Off”) and (3) immediately after the Spin-Off, Merger Sub will merge with and into Land (the “Merger”) and all shares of Land common stock (other than those held by Rexnord, Land, the Company, Merger Sub or their respective subsidiaries) will be converted into the right to receive shares of the common stock, $0.01 par value per share, of the Company (“Company common stock”), as calculated and subject to adjustment as set forth in the Merger Agreement (as defined below). When the Merger is completed, Land (which at that time will hold the PMC business) will be a wholly owned subsidiary of the Company.

The definitive agreements entered into by the Company in connection with the Proposed Transaction include: (i) an Agreement and Plan of Merger, by and among Rexnord, Land, Merger Sub and the Company (the “Merger Agreement”); (ii) a Separation and Distribution Agreement, by and among Rexnord, Land and the Company (the “Separation Agreement”); (iii) a Tax Matters Agreement, by and among Rexnord, Land and the Company (the “Tax Matters Agreement”), (iv) an Employee Matters Agreement, by and among Rexnord, Land and the Company (the “Employee Matters Agreement”); (v) an Intellectual Property Matters Agreement by and among Rexnord, Land and the Company (the “Intellectual Property Matters Agreement”); and (vi) a Real Estate Matters Agreement by and among Rexnord, Land and the Company (the “Real Estate Matters Agreement”), each dated as of February 15, 2021.

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The Merger Agreement

As noted above, the Merger Agreement provides for, among other things, the merger of Merger Sub with and into Land, with Land as the surviving corporation. As a result of the Merger, Land would become a wholly owned subsidiary of the Company. In addition, as noted above, prior to the closing of the Merger, it is contemplated that Rexnord will effect the Reorganization and the Distributions.

In the Merger, holders of Land common stock will be entitled to receive for each share of Land common stock a number of shares of newly issued Company common stock equal to the exchange ratio specified in the Merger Agreement.

Prior to the adjustments provided in the Merger Agreement, the Merger Agreement provides that the exchange ratio is equal to a fraction obtained by dividing (A) the New Share Issuance (as defined below) by (B) the number of shares of Land common stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (which number of shares the Merger Agreement provides will be the same as the number of shares of Rexnord common stock outstanding as of the record date for the Spin-Off). Pursuant to the Merger Agreement, the “New Share Issuance” means (A) the number of shares of Company common stock issued and outstanding immediately prior to the Effective Time multiplied by (B) a fraction, the numerator of which is 38.6 and the denominator of which is 61.4. Prior to the adjustment described in the following paragraphs, the exchange ratio is designed to result in the outstanding common shares of the Company, immediately following the Merger, being owned approximately 38.6% by former Land shareholders and approximately 61.4% by the shareholders of the Company immediately prior to the Merger.

However, in order to preserve the tax-free nature of the Spin-Off, the Merger Agreement generally provides that the exchange ratio will be adjusted and increased in a manner designed to ensure that, immediately following the closing of the Merger, former shareholders of Land (including the Overlap Shareholders (as such term is defined in the Merger Agreement)) own, for tax purposes, at least 50.8% of the outstanding shares of Company common stock (including for this purpose Share Equivalents, as such term is defined in the Merger Agreement). Alternatively, if the parties are not able to obtain an IRS Ruling (as defined below) that addresses certain aspects of the determination of the nature and extent of Overlap Shareholders prior to the closing of the Merger or if the adjustment of the exchange ratio would otherwise result in the number of shares of Company common stock issuable in the Merger (together with Share Equivalents) being greater than 50.1% of all issued and outstanding shares of Company common stock immediately following the Effective Time, then the concept of Overlap Shareholders will be disregarded for purposes of determining the exchange ratio and the exchange ratio will instead be adjusted so that the number of shares of Company common stock issued in the Merger will equal 50.1% of the issued and outstanding shares of Company common stock as of immediately following the Effective Time. These adjustments are more fully described in Section 1.5(b) of the Merger Agreement. The Merger Agreement also provides for procedures by which the parties would work together to determine the extent of the Overlap Shareholders. The Merger Agreement further provides for certain customary adjustments of the exchange ratio in the event of stock splits, combinations of shares, reclassifications, recapitalizations or other similar transactions with respect to Company common stock.

In addition, in connection with the Proposed Transaction, the parties have agreed that Rexnord will seek a U.S. Internal Revenue Service (“IRS”) private letter ruling with respect to certain tax aspects of the Proposed Transaction, including matters relating to the nature and extent of shareholders who may be counted as Overlap Shareholders for purposes of determining the exchange ratio in the Merger (the “IRS Ruling”). The Merger Agreement provides that, unless the parties otherwise agree, the closing of the Merger shall not occur earlier than the third business day following the earlier of (a) nine months from the date of the Merger Agreement or (b) the date on which (i) the IRS Ruling is received from the IRS, (ii) the IRS informs Rexnord and the Company in writing that the IRS has declined to issue a private letter ruling that satisfies requirements agreed in the Merger Agreement or (iii) Rexnord, with the written consent of the Company, withdraws its request for the IRS ruling. The extent of the Overlap Shareholders that may be counted in determining the exchange ratio will depend on whether an IRS Ruling is received and the contents of such IRS Ruling.

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In the event that additional shares of Company common stock are required to be issued as a result of the exchange ratio adjustment mechanism described above, the Merger Agreement provides that, prior to the closing of the Merger, the Company’s board of directors (the “Board”) will declare a special dividend pro rata to the holders of Company common stock as of a record date prior to the closing of the Merger in an amount in the aggregate equal to the Baseline RMT Partner Value (as defined below) minus the Adjusted RMT Partner Value (as defined below) (the “Company Special Dividend”). The Baseline RMT Partner Value is an amount equal to the product of (i) the number of shares of Company common stock issued and outstanding as of the record date for the Company Special Dividend and (ii) $128.8215. The Adjusted RMT Partner Value means an amount equal to (i) the Baseline RMT Partner Value multiplied by a fraction obtained by dividing (A) without giving effect to the adjustment mechanism, the New Share Issuance by (B) the total number of shares of Company common stock to be issued in the Merger after giving effect to the adjustment mechanism.

The Merger Agreement also provides that, prior to the Effective Time, Rexnord and the Company shall mutually agree on two independent directors from Rexnord’s board of directors to be appointed and added to the Board as of the Effective Time and to serve on the Board until the next annual meeting of Company stockholders.

Consummation of the Merger is subject to various conditions under the Merger Agreement including, among others: the accuracy of representations and warranties and compliance with covenants, subject to certain customary exceptions; the approval by Company shareholders of the issuance of shares of Company common stock pursuant to the Merger; the approval of Rexnord stockholders of the Proposed Transaction; the effectiveness of registration statements to be filed by Rexnord and the Company with the Securities and Exchange Commission in connection with the Proposed Transaction; the consummation of the Reorganization, Distributions and related transactions and, if required, the declaration by the Board of the Company Special Dividend; the making of the Land Cash Payment (as defined below); the receipt of certain opinions of counsel as to tax matters pertaining to the Proposed Transaction; the receipt of certain opinions as to the solvency of the Company and Rexnord immediately following the Spin-Off, the Company Special Dividend and the Merger, as the case may be; the receipt of certain U.S. and international regulatory approvals; the approval of the New York Stock Exchange of the listing on the NYSE of the newly issued shares of Company common stock in the Merger; and the appointment of two independent Rexnord directors mutually agreeable to the Company and Rexnord to the Board.

The Merger Agreement provides that the parties will use their reasonable best efforts and take other actions to obtain the specified regulatory approvals for the transaction, subject to certain exceptions including to the extent that such actions would result in a Burdensome Condition (as defined in the Merger Agreement).

The Merger Agreement provides for Rexnord to call a meeting of its stockholders to vote on the Proposed Transaction and the Company to call a special meeting of shareholders to vote on the issuance of shares of Company common stock pursuant to the Merger.

Rexnord, Land, the Company and Merger Sub each make certain representations, warranties and covenants, as applicable, in the Merger Agreement, including covenants to use reasonable best efforts to conduct PMC and the business of the Company and its subsidiaries in the ordinary course of business consistent with past practice, and not to take certain actions during the period between signing and the Effective Time. Both Rexnord and the Company also covenant, among other things, that neither party nor any of its subsidiaries will (i) solicit certain alternative transactions or (ii) enter into discussions concerning, or provide information or data in connection with, such alternative transactions (except under limited circumstances described in the Merger Agreement, including where such party’s board of directors has received an unsolicited proposal that could reasonably be expected to lead to a superior proposal and failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain notice conditions). The Merger Agreement does not provide either party the right to terminate the Merger Agreement in order to immediately accept such a superior proposal or permit either party to enter into an agreement to effect such a superior proposal prior to the termination of the Merger Agreement. The Merger Agreement also provides for each of the Company’s and Rexnord’s board of directors to recommend that its stockholders vote in favor of the Proposed Transaction, subject to certain exceptions described in the Merger Agreement.

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The Merger Agreement contains specified termination rights for the Company and Rexnord, including that either party may terminate the Merger Agreement in the event that the Merger is not consummated by November 15, 2021 (subject to extension in connection with outstanding regulatory approvals); if Company shareholders do not approve the issuance of shares of Company common stock; and if Rexnord stockholders do not approve the Proposed Transaction.

In certain circumstances, in connection with or following a termination of the Merger Agreement, the Company is required to pay a termination fee of $150 million to Rexnord and, in certain other circumstances, Rexnord is required to pay a termination fee of $150 million to the Company.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 and is incorporated herein by reference.

The Separation Agreement

The Separation Agreement sets forth the terms and conditions regarding the separation of PMC from Rexnord, including, among others, the identification and transfer of assets by Rexnord and its subsidiaries to Land and the assumption of liabilities by Land from Rexnord and its subsidiaries, in each case, related to PMC, with certain exceptions as provided in the Separation Agreement. The Separation Agreement also governs the rights and obligations of Rexnord and Land regarding the Distributions.

The Separation Agreement governs certain aspects of the relationship between Rexnord, Land and the Company after the Distributions, including, among others, provisions with respect to release of claims, indemnification, restrictive covenants, guarantees, insurance, access to information and record retention. The parties will have ongoing indemnification obligations under the Separation Agreement from and after the Effective Time with respect to liabilities related to PMC assumed by the Company through Land, and liabilities related to PMC agreed to be retained by Rexnord, as applicable. The Separation Agreement provides that, effective as of the Effective Time, the Company will guarantee to Rexnord the obligations of Land arising at or after the closing under the transaction documents.

In addition, prior to the Distributions, Land (or its subsidiaries) will incur approximately $487 million of indebtedness that it will use to make to a subsidiary of Rexnord a cash payment of approximately $487 million (the “Land Cash Payment”). The Separation Agreement also provides for a post-closing adjustment payment (resulting in a payment to either Rexnord or Land by the other) based on the amounts of cash, debt, working capital, transaction expenses, and unfunded pension liabilities existing at closing, all as more fully set forth in the Separation Agreement.

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Consummation of the Distributions is subject to various conditions under the Separation Agreement, including the satisfaction or waiver of certain conditions to closing under the Merger Agreement.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Agreement, which is filed as Exhibit 10.1 and is incorporated herein by reference.

Tax Matters Agreement

The Tax Matters Agreement sets forth, among other things, the parties’ respective rights, responsibilities and obligations with respect to taxes of Land, Rexnord, the Company and their respective subsidiaries (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Reorganization, the Distributions and certain related transactions to qualify for their intended tax treatment), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. Generally, Rexnord will be responsible for taxes imposed on Land prior to the closing of the Merger, and Land (and the Company through its ownership of Land) will be responsible for taxes imposed on Land following the closing of the Merger. If the Reorganization and the Distributions fail to be tax-free due to the fault of Land, Land (and the Company through its ownership of Land) generally will be responsible for the resulting taxes. If the Reorganization and the Distributions fail to be tax-free due to the fault of Rexnord, or for reasons other than the fault of Rexnord or Land (except as described below), then Rexnord generally will be responsible for the resulting taxes. If the Reorganization and the Distributions fail to be tax-free for a reason related to the process provided in the Merger Agreement for the determination of the number of Overlap Shareholders, Land (and the Company through its ownership of Land) will be responsible for 90% of the resulting taxes and Rexnord will be responsible for 10% of the resulting taxes.

The foregoing description of the Tax Matters Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tax Matters Agreement, which is filed as Exhibit 10.2 and is incorporated herein by reference.

Employee Matters Agreement

The Employee Matters Agreement, among other things, allocates among the parties the pre-and post-closing liabilities in respect of the current and former employees of PMC (including liabilities in respect of employee compensation and benefit plans covering such employees). Subject to various exceptions, Land generally assumes liabilities in respect of the current and former employees of PMC and any assets dedicated thereto, and Rexnord generally retains employee liabilities and assets related to Rexnord.

The foregoing description of the Employee Matters Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Employee Matters Agreement, which is filed as Exhibit 10.3 and is incorporated herein by reference.

Intellectual Property Matters Agreement

The Intellectual Property Matters Agreement allocates ownership of intellectual property relating to PMC, and provides broad cross-licenses of certain items of intellectual property for each of Land and Rexnord to use in their respective businesses.

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The foregoing description of the Intellectual Property Matters Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Intellectual Property Matters Agreement, which is filed as Exhibit 10.4 and is incorporated herein by reference.

Real Estate Matters Agreement

The Real Estate Matters Agreement governs the allocation and transfer of real estate between Rexnord and Land. Pursuant to the Real Estate Matters Agreement, Rexnord will transfer to, or share with, Land certain owned and leased property associated with PMC. The Real Estate Matters Agreement describes the manner in which the specified owned and leased properties are transferred, including the following types of transactions:

•	conveyances of specified owned properties amongst the parties;

•	assignments of leases for specified leased properties amongst the parties; and

•	subleases to Land of portions of specified properties leased by Rexnord.

The foregoing description of the Real Estate Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Real Estate Matters Agreement, which is filed as Exhibit 10.5 and is incorporated herein by reference.

Bridge Commitment Letter

The description of the Bridge Commitment Letter in the first paragraph under Item 8.01 below is incorporated by reference.

The Merger Agreement, the Separation Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Matters Agreement, the Real Estate Matters Agreement and the Bridge Commitment Letter (together, the “Transaction Agreements”) and the above descriptions have been included to provide investors with information regarding the terms of the Transaction Agreements and are not intended to provide any other factual information about the parties to the Transaction Agreements or their respective subsidiaries or affiliates. Any representations and warranties contained in Transaction Agreements were made only for purposes of the respective Transaction Agreements and as of specific dates set forth therein, are solely for the benefit of the parties to the respective Transaction Agreements and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreements. The subject matter of the representations and warranties may change after the date of the respective Transaction Agreements, which subsequent information may or may not be fully reflected in the Company’s, Rexnord’s or Land’s public disclosures. In addition, certain representations and warranties were used for the purpose of allocating risk between the parties to the respective Transaction Agreements, rather than establishing matters of fact. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures that were made by each party to the others, which disclosures are not reflected in the Transaction Agreements. Investors and security holders are not third-party beneficiaries under the Transaction Agreements and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any part to the applicable Transaction Agreements.

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Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On February 14, 2021, the Board adopted an amendment and restatement (the “Amendment”) of Article VII of the Company’s Amended and Restated Bylaws (the “Company Bylaws”). The Amendment provides that, unless a majority of the Board, acting on behalf of the Company, consents in writing to the selection of an alternative forum, the Circuit Court of Rock County, Wisconsin (or, if such Circuit Court does not have jurisdiction, another state court located within the State of Wisconsin or, if no state court located within the State of Wisconsin has jurisdiction, the federal district court for the Western District of Wisconsin) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim against the Company or any of its directors, officers or other employees arising pursuant to any provision of the Wisconsin Business Corporation Law, the Company Bylaws or the Company’s Articles of Incorporation (in each case, as may be amended from time to time), or (iv) any action asserting a claim against the Company or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Wisconsin. The Amendment also provides that unless a majority of the Board, acting on behalf of the Company, consents in writing to the selection of an alternative forum, the federal district courts of the United States, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933, as amended.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 3.1 and is incorporated herein by reference.

Item 8.01 Other Events.

Financing Arrangements

In connection with the Merger Agreement, on February 15, 2021, the Company entered into a debt commitment letter (the “Bridge Commitment Letter”) and related fee letters with Barclays Bank PLC (“Barclays”), pursuant to which, and subject to the terms and conditions set forth therein, Barclays committed to provide $2,126,000,000 in an aggregate principal amount of senior bridge loans under a 364-day senior bridge loan credit facility (“Bridge Facility”). The proceeds of the loans under the Bridge Facility may be used by the Company to (i) pay the Company Special Dividend, (ii) redeem the Company’s senior notes due 2023 under the existing note purchase agreement, dated July 14, 2011 (as amended), by and between the Company and the purchasers thereto and (iii) to pay fees and expenses in connection with the transactions.

The foregoing description of the Bridge Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Bridge Commitment Letter, which is filed as Exhibit 10.6 and is incorporated herein by reference.

Further, the Company entered into an additional debt commitment letter (the “Backstop Commitment Letter”) and related fee letters with Barclays, pursuant to which, and subject to the terms and conditions set forth therein, in the event the Company does not obtain certain required consents from the lenders under the Company’s amended and restated credit agreement, dated August 27, 2018 (as amended, restated, amended and restated, supplemented or otherwise modified, the “Existing Company Credit Agreement”), the Company may enter into a 364-day senior bridge loan credit facility in an aggregate principal amount of up to $1,130,000,000 to prepay in full the aggregate principal amount of loans outstanding under the Existing Company Credit Agreement and accrued and unpaid interest thereon.

In connection with the Proposed Transaction, Land also entered into a debt commitment letter (the “Land Commitment Letter”) and related fee letters with Barclays, pursuant to which, and subject to the terms and conditions set forth therein, Barclays committed to provide bridge loans under a 364-day senior bridge loan facility to be used to pay the dividend required prior to the Reorganization. If the Proposed Transaction is consummated, the indebtedness contemplated by the Land Commitment Letter will become indebtedness of a wholly-owned subsidiary of the Company.

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Additional Information

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of the Company, Rexnord or Land. In connection with the Proposed Transaction, the Company and Land will file registration statements with the SEC registering shares of Company common stock and Land common stock in connection with the Proposed Transaction. The Company’s registration statement will also include a joint proxy statement and prospectus relating to the Proposed Transaction. Rexnord shareholders are urged to read the joint proxy statement/prospectus-information statement that will be included in the registration statements and any other relevant documents when they become available, and Company shareholders are urged to read the joint proxy statement/prospectus-information statement and any other relevant documents when they become available, because they will contain important information about the Company, Rexnord, Land and the Proposed Transaction. The joint proxy statement/prospectus-information statement and other documents relating to the Proposed Transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The joint proxy statement/prospectus-information statement and other documents (when they are available) can also be obtained free of charge from Rexnord upon written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643-3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364-8800.

Forward Looking Statements

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of the Company, Rexnord or Land. In connection with the proposed transaction, the Company and Land will file registration statements with the SEC registering shares of Company common stock and Land common stock in connection with the proposed transaction. The Company’s registration statement will also include a joint proxy statement and prospectus relating to the proposed transaction. Rexnord shareholders are urged to read the joint proxy statement/prospectus-information statement that will be included in the registration statements and any other relevant documents when they become available, and Company shareholders are urged to read the joint proxy statement/prospectus-information statement and any other relevant documents when they become available, because they will contain important information about the Company, Rexnord, Land and the proposed transaction. The joint proxy statement/prospectus-information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The joint proxy statement/prospectus-information statement and other documents (when they are available) can also be obtained free of charge from Rexnord upon written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643-3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364-8800.

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This communication contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the Company’s current estimates, expectations and projections about the Company’s future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, statements about the proposed acquisition of Rexnord’s PMC business (the “PMC Business”), the benefits and synergies of the proposed transaction, future opportunities for the Company, the PMC Business and the combined company, and any other statements regarding the Company’s, the PMC Business’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and estimates for future periods. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” “forecast,” and similar expressions. These forward-looking statements are based upon information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company’s, the PMC Business’s or the combined company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause the Company’s, the PMC Business’s or the combined company’s actual results to differ materially from the results referred to in the forward-looking statements the Company makes in this communication include: the possibility that the conditions to the consummation of the transaction will not be satisfied; failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals or the IRS ruling to be sought in connection with the proposed transaction; changes in the extent and characteristics of the common shareholders of Rexnord and the Company and its effect pursuant to the merger agreement for the transaction on the number of shares of Company common stock issuable pursuant to the transaction, magnitude of the dividend payable to Company shareholders pursuant to the transaction and the extent of indebtedness to be incurred by the Company in connection with the transaction; the ability to obtain the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; the possibility that the Company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate the PMC Business; expected or targeted future financial and operating performance and results; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintain relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; failure to consummate or delay in consummating the transaction for other reasons; the Company’s ability to retain key executives and employees; risks associated with litigation related to the transaction; the continued financial and operational impacts of and uncertainties relating to the COVID-19 pandemic on customers and suppliers and the geographies in which they operate; uncertainties regarding the ability to execute restructuring plans within expected costs and timing; actions taken by competitors and their ability to effectively compete in the increasingly competitive global electric motor, drives and controls, power generation and power transmission industries; the ability to develop new products based on technological innovation, such as the Internet of Things, and marketplace acceptance of new and existing products, including products related to technology not yet adopted or utilized in geographic locations in which we do business; fluctuations in commodity prices and raw material costs; dependence on significant customers; risks associated with global manufacturing, including risks associated with public health crises; issues and costs arising from the integration of acquired companies and businesses and the timing and impact of purchase accounting adjustments; the Company’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the proposed transaction; prolonged declines in one or more markets, such as heating, ventilation, air conditioning, refrigeration, power generation, oil and gas, unit material handling or water heating; economic changes in global markets, such as reduced demand for products, currency exchange rates, inflation rates, interest rates, recession, government policies, including policy changes affecting taxation, trade, tariffs, immigration, customs, border actions and the like, and other external factors that the Company cannot control; product liability and other litigation, or claims by end users, government agencies or others that products or customers’ applications failed to perform as anticipated, particularly in high volume applications or where such failures are alleged to be the cause of property or casualty claims; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business exits or divestitures; unanticipated costs or expenses that may be incurred related to product warranty issues; dependence on key suppliers and the potential effects of supply disruptions; infringement of intellectual property by third parties, challenges to intellectual property, and claims of infringement on third party technologies; effects on earnings of any significant impairment of goodwill or intangible assets; losses from failures, breaches, attacks or disclosures involving information technology infrastructure and data; cyclical downturns affecting the global market for capital goods; and other risks and uncertainties including, but not limited, to those described in the Company’s Annual Report on Form 10-K on file with the Securities and Exchange Commission and from time to time in other filed reports including the Company’s Quarterly Reports on Form 10-Q. For a more detailed description of the risk factors associated with the Company, please refer to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2019 on file with the Securities and Exchange Commission and its Quarterly Report on Form 10-Q for the period ended September 26, 2020 and subsequent SEC filings. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this communication are made only as of the date of this communication, and the Company undertakes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein to reflect subsequent events or circumstances.

10

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of the Company. However, Rexnord, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Rexnord and the Company in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Rexnord may be found in its Annual Report on Form 10-K filed with the SEC on May 12, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on June 5, 2020. Information about the directors and executive officers of the Company may be found in its Annual Report on Form 10-K filed with the SEC on February 26, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 19, 2020.

Item 9.01. Financial Statements and Exhibits.

(a)	Not Applicable

(b)	Not Applicable

(c)	Not Applicable

(d)	Exhibits. The following exhibits are being furnished herewith:

11

Exhibit Index

Exhibit Number	Exhibit Description
2.1*	Agreement and Plan of Merger, dated as of February 15, 2021, by and among Rexnord Corporation, Land Newco, Inc., Regal Beloit Corporation and Phoenix 2021, Inc.
3.1	Article VIII of the Company’s Amended and Restated Bylaws, as adopted February 14, 2021.
10.1*	Separation and Distribution Agreement, dated as of February 15, 2021, by and among Rexnord Corporation, Land Newco, Inc. and Regal Beloit Corporation.
10.2*	Tax Matters Agreement, dated as of February 15, 2021, by and among Rexnord Corporation, Land Newco, Inc. and Regal Beloit Corporation.
10.3*	Employee Matters Agreement, dated as of February 15, 2021, by and among Rexnord Corporation, Land Newco, Inc. and Regal Beloit Corporation.
10.4*	Intellectual Property Matters Agreement, dated as of February 15, 2021, by and among Rexnord Corporation, Land Newco, Inc. and Regal Beloit Corporation.
10.5*	Real Estate Matters Agreement, dated as of February 15, 2021, by and among Rexnord Corporation, Land Newco, Inc. and Regal Beloit Corporation.
10.6	Bridge Facility Commitment Letter, dated as of February 15, 2021, by and between Regal Beloit Corporation and Barclays Bank PLC.
104.1	Cover Page Interactive Data File (the Cover Page Interactive Data File is embedded within the Inline XBRL document).

*Schedules (or similar attachments) to this Exhibit have been omitted in accordance with Items 601(a)(5) and/or 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission on a confidential basis upon request.

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL BELOIT CORPORATION

Date: February 19, 2021	By:	/s/ Thomas E. Valentyn
Thomas E. Valentyn
Vice President, General Counsel and Secretary

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

REGAL BELOIT CORPORATION

PHOENIX 2021, INC.

REXNORD CORPORATION

AND

LAND NEWCO, INC.

Dated as of February 15, 2021

PAGE

ARTICLE I	DESCRIPTION OF TRANSACTION	2

1.1	The Merger	2
1.2	Effects of the Merger	2
1.3	Closing; Effective Time	2
1.4	Certificate of Incorporation and Bylaws; Directors and Officers	3
1.5	Conversion of Spinco Common Stock in the Merger	3
1.6	The Spinco Share Issuance; the Distribution	6
1.7	RMT Partner Special Dividend	6
1.8	Exchange of Spinco Common Stock	7
1.9	Closing of Transfer Books	8
1.10	Tax Consequences	8
1.11	No Appraisal Rights	8
1.12	Further Action	9
1.13	Withholding	9

ARTICLE II	REPRESENTATIONS AND WARRANTIES OF REMAINCO AND SPINCO	9

2.1	Subsidiaries; Due Organization	9
2.2	Certificate of Formation and Other Governing Documents	10
2.3	Capitalization	10
2.4	Authority; Binding Nature of Agreement	13
2.5	Non-Contravention; Consents	14
2.6	Financial Statements	15
2.7	Absence of Changes	18
2.8	Title to and Sufficiency of Assets	18
2.9	Real Property	19
2.10	Intellectual Property	20
2.11	Contracts	23
2.12	Compliance with Legal Requirement; Regulatory Matters	25
2.13	Anti-Corruption Compliance; Trade Compliance	26
2.14	Governmental Authorizations	27
2.15	Tax Matters	27
2.16	Employee and Labor Matters; Benefit Plans	29
2.17	Environmental Matters; Product Liability	34
2.18	Insurance	36
2.19	Legal Proceedings; Orders	37
2.20	Customers, Distributors, Suppliers and Licensors	37
2.21	Ownership of RMT Partner Common Stock	38
2.22	Vote Required	38
2.23	Financial Advisor	38
2.24	Takeover Statutes	38
2.25	Acknowledgement by Remainco and Spinco	38
2.26	Spinco	39

i

2.27	Remainco Financing and Spinco Financing	39
2.28	Data Privacy and Information Security	42

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF RMT PARTNER AND MERGER SUB	43

3.1	Subsidiaries; Due Organization	44
3.2	Certificate of Formation and Other Governing Documents	45
3.3	Capitalization	46
3.4	Authority; Binding Nature of Agreement	47
3.5	Non-Contravention; Consents	48
3.6	SEC Filings; Financial Statements	49
3.7	Absence of Changes	51
3.8	Title to Assets	52
3.9	Real Property	52
3.10	Intellectual Property	53
3.11	Contracts	54
3.12	Compliance with Legal Requirement; Regulatory Matters	56
3.13	Anti-Corruption Compliance; Trade Compliance	57
3.14	Governmental Authorizations	58
3.15	Tax Matters	58
3.16	Employee and Labor Matters; Benefit Plans	60
3.17	Environmental Matters; Product Liability	64
3.18	Insurance	66
3.19	Legal Proceedings; Orders	66
3.20	Customers, Distributors, Suppliers and Licensors	67
3.21	Ownership of Remainco Common Stock	68
3.22	Vote Required	68
3.23	Financial Advisor	68
3.24	Valid Issuance	68
3.25	Takeover Statutes	68
3.26	Financing	68
3.27	Data Privacy and Information Security	70
3.28	Acknowledgement by RMT Partner and Merger Sub	71
3.29	Merger Sub	71

ARTICLE IV	CERTAIN COVENANTS OF THE PARTIES REGARDING OPERATIONS DURING THE PRE-CLOSING PERIOD	72

4.1	Access and Investigation	72
4.2	Operation of the Business of the Spinco Companies	72
4.3	Operation of the Business of the RMT Partner Companies	78
4.4	Control of Other Party’s Business	82
4.5	No Solicitation	82

ARTICLE V	ADDITIONAL COVENANTS AND AGREEMENTS OF THE PARTIES	86

5.1	Registration Statement; Joint Proxy Statement/Prospectus	86
5.2	RMT Partner Stockholders’ Meeting	88
5.3	Remainco Stockholders’ Meeting	91

ii

5.4	Efforts; Regulatory Approvals and Related Matters	95
5.5	Disclosure	97
5.6	Tax Matters	98
5.7	Listing	100
5.8	Resignation of Officers and Directors	100
5.9	Board of Directors of the Combined Company; Management of the Combined Company; Surviving Corporation Board	100
5.10	Section 16 Matters	100
5.11	Name of the Combined Company and Headquarters	101
5.12	Obligations of Merger Sub and Spinco	101
5.13	Securityholder Litigation	101
5.14	Financial Statements	102
5.15	Financing	104
5.16	Agreement for Exchange of Information	111
5.17	D&O Indemnification and Insurance	113
5.18	Release Documentation	114
5.19	Refinancing	114
5.20	Solvency Opinions	114
5.21	Remainco Equity Awards	114

ARTICLE VI	CONDITIONS PRECEDENT TO OBLIGATIONS OF RMT PARTNER AND MERGER SUB	115

6.1	Accuracy of Representations	115
6.2	Performance of Covenants	115
6.3	Effectiveness of Registration Statements	115
6.4	Stockholder Approval	116
6.5	Separation and Distributions	116
6.6	Cash Payment	116
6.7	RMT Partner Special Dividend	116
6.8	[Intentionally Omitted]	116
6.9	Opinion and Certificates	116
6.10	No Spinco Material Adverse Effect	117
6.11	Governmental Approvals	117
6.12	Listing	117
6.13	No Restraints	117
6.14	No Governmental Litigation	117
6.15	FIRPTA Matters	118

ARTICLE VII	CONDITIONS PRECEDENT TO OBLIGATION OF REMAINCO AND SPINCO	118

7.1	Accuracy of Representations	118
7.2	Performance of Covenants	118
7.3	Effectiveness of Registration Statements	118
7.4	Stockholder Approval	119
7.5	Separation and Distributions	119
7.6	Cash Payment	119
7.7	RMT Partner Special Dividend	119

iii

7.8	[Intentionally Omitted]	119
7.9	Opinion and Certificates	119
7.10	No RMT Partner Material Adverse Effect	120
7.11	Governmental Approvals	120
7.12	Listing	120
7.13	No Restraints	120
7.14	No Governmental Litigation	120
7.15	Directors	120

ARTICLE VIII	TERMINATION	120

8.1	Termination	120
8.2	Effect of Termination	122
8.3	Fees and Expenses	123

ARTICLE IX	MISCELLANEOUS PROVISIONS	126

9.1	Amendment	126
9.2	Waiver	127
9.3	No Survival of Representations, Warranties and Agreements	127
9.4	Entire Agreement; Counterparts; Exchanges by Facsimile	128
9.5	Applicable Law; Jurisdiction; Specific Performance; Remedies	128
9.6	Disclosure Letters	129
9.7	Assignability; No Third Party Rights	130
9.8	Notices	130
9.9	Cooperation	131
9.10	Severability	131
9.11	No Presumption Against Drafting Party	132
9.12	Construction	132

Exhibit A	—	Certain Definitions

Schedule A	—	Knowledge of Remainco
Schedule B	—	Knowledge of RMT Partner
Schedule C	—	Antitrust Consents and FDI Consents
Schedule D	—	Overlap Shareholder Determination Process

iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 15, 2021, by and among: (i) Rexnord Corporation, a Delaware corporation (“Remainco”); (ii) Land Newco, Inc., a Delaware corporation and wholly owned indirect subsidiary of Remainco (“Spinco”); (iii) Regal Beloit Corporation, a Wisconsin corporation (“RMT Partner”); and (iv) Phoenix 2021, Inc., a Delaware corporation and wholly owned subsidiary of RMT Partner (“Merger Sub”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

Whereas, Remainco is engaged, directly and indirectly, in the Spinco Business;

Whereas, the Board of Directors of Remainco (the “Remainco Board”) has determined that the consummation of the transactions contemplated by the terms and conditions set forth in this Agreement and the Separation and Distribution Agreement, dated the date hereof (as it may be amended, modified or supplemented from time to time, the “Separation Agreement”), by and among Remainco, Spinco, and RMT Partner and the other Transaction Documents, is fair to, advisable and in the best interests of Remainco and Remainco’s stockholders;

Whereas, Rexnord, LLC, a Delaware limited liability company and a wholly owned indirect subsidiary of Remainco (“Intermediateco”) currently owns all of the issued and outstanding shares of Spinco Common Stock;

Whereas, on the terms and subject to the conditions set forth in Separation Agreement, in order to effect such separation, Remainco will undertake the Internal Restructuring and, in connection therewith, effect the Spinco Contribution and, in exchange therefor, Spinco shall (i) issue to Intermediateco additional shares of Spinco Common Stock; and (ii) pay to Intermediateco the Cash Payment;

Whereas, on the terms and subject to the conditions set forth in the Separation Agreement, following the completion of the Internal Restructuring, the Spinco Contribution and the payment of the Cash Payment, Intermediateco shall own all of the issued and outstanding shares of Spinco Common Stock and Remainco and Intermediateco shall effect the Distributions;

Whereas, the Parties contemplate that, pursuant to this Agreement, immediately after the Spin-Off and at the Effective Time, Merger Sub shall be merged (the “Merger”) with and into Spinco, with Spinco surviving the Merger as a wholly owned direct Subsidiary of RMT Partner, and all outstanding shares of Spinco Common Stock shall be converted into the right to receive shares of common stock of RMT Partner on the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the WBCL;

Whereas, for U.S. federal income tax purposes (i) the Spinco Contribution and the Second Distribution, taken together, are intended to qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, (ii) each of the Distributions (other than the First Distribution) is intended to qualify as a distribution described in Section 355 of the Code, (iii) the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iv) each of this Agreement and the Separation Agreement constitute “a plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

Whereas, prior to the Closing Date, if the RMT Partner Special Dividend is required in accordance with Section 1.7, the RMT Partner Board will declare the RMT Partner Special Dividend with a record date prior to the Closing Date, the payment of such RMT Partner Special Dividend to be subject to the satisfaction of conditions determined by the RMT Partner Board;

Whereas, the respective boards of directors of each of Remainco, Spinco, RMT Partner and Merger Sub have each approved and declared advisable and in the best interests of their respective stockholders this Agreement and the transactions contemplated hereby, including the Merger; and

Whereas, the parties desire to set forth the principal arrangements among them regarding the foregoing transactions and to make certain covenants and agreements specified herein in connection therewith and to prescribe certain conditions relating thereto.

Now, Therefore, in consideration of the foregoing and the covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DESCRIPTION OF TRANSACTION

1.1       The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into Spinco. By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub shall cease and Spinco shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly-owned Subsidiary of RMT Partner, and shall succeed to and assume all the property, rights, privileges, powers and franchises and be subject to all of the restrictions, debt and duties of Merger Sub in accordance with the DGCL.

1.2       Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3       Closing; Effective Time. Unless the transactions contemplated hereby shall have been abandoned and this Agreement terminated pursuant to Section 8.1, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Central time, at the offices of Sidley Austin LLP (“Sidley”), One South Dearborn, Chicago, Illinois 60603, on a date and time to be designated jointly by Remainco and RMT Partner, which shall be (a) no later than the later of the third Business Day following (i) the satisfaction or waiver of the conditions set forth in Articles VI and VII (other than the conditions, which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions) (provided, however, that the Closing shall not occur prior to the third Business Day following the occurrence of the Ruling Event) or (b) at such other date, time or place as RMT Partner and Remainco may mutually agree. The date on which the Closing actually takes place is referred to as the “Closing Date”. Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by Spinco and concurrently with or as soon as practicable following the Closing shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be designated jointly by Remainco and RMT Partner and specified in such certificate of merger (the time as of which the Merger becomes effective being referred to as the “Effective Time”). “Ruling Event” shall mean the earlier of (a) the date on which (i) Remainco has received the Ruling from the IRS, (ii) the IRS informs Remainco and RMT Partner in writing that the IRS has declined to issue a private letter ruling that satisfies each of the requirements described in clauses (a) through (c) contemplated in the definition of Ruling or (iii) Remainco, with the written consent of RMT Partner, withdraws the Ruling Request and (b) the date nine months from the date hereof.

1.4          Certificate of Incorporation and Bylaws; Directors and Officers.

(a)          The certificate of incorporation of Spinco in effect as of the date hereof shall, following the Merger, continue as the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Legal Requirement;

(b)          the bylaws of Spinco in effect as of the date hereof shall, following the Merger, continue as the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Legal Requirement; and

(c)          the directors of the Surviving Corporation immediately after the Effective Time shall be the New RMT Partner Directors and one individual designated by RMT Partner. The officers of the Surviving Corporation immediately after the Effective Time shall be the same individuals who are the officers of Spinco as in effect immediately prior to the Effective Time.

1.5           Conversion of Spinco Common Stock in the Merger.

(a)          Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Remainco, Spinco, RMT Partner, Merger Sub or any stockholder of Remainco or RMT Partner:

(i)       each share of Spinco Common Stock owned by Remainco, Spinco, any Subsidiary of Spinco, or any other Subsidiary of Remainco after the Distributions and immediately prior to the Effective Time (or held in Spinco’s treasury) shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)      each share of Spinco Common Stock owned by RMT Partner, Merger Sub or any other Subsidiary of RMT Partner immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)     except as provided in Sections 1.5(a)(i) and 1.5(a)(ii) and subject to Sections 1.5(e) and 1.5(f), each share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time, but after giving effect to the Distributions, shall be converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of RMT Partner Common Stock equal to the Exchange Ratio, subject to adjustment as contemplated by Section 1.5(b) and Section 1.5(f) (other than shares canceled in accordance with Sections 1.5(a)(i) and 1.5(a)(ii)); and

(iv)       each share of the common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of the Surviving Corporation, which shall be a wholly owned Subsidiary of RMT Partner.

(b)          If the number of issued and outstanding shares of RMT Partner Common Stock to be received in the Merger by the former holders of Spinco Common Stock with respect to Qualified Spinco Common Stock (other than the Overlap Shareholders), together with the number of Overlap Shares (if any), would be less than 50.8% (the “Threshold Percentage”) of all issued and outstanding shares of RMT Partner Common Stock as of immediately following the Effective Time (including (i) any instruments that are treated as stock for U.S. federal income Tax purposes and (ii) any stock that may be issued after the Effective Time pursuant to the exercise or settlement of an option or other contract acquired or entered into on or before the Effective Time that would be regarded as having been acquired or entered into before the Effective Time as part of a “plan” of which the Spin-Off is a part within the meaning of Section 355(e) of the Code, determined without regard to any adjustment pursuant to this Section 1.5(b) (the “Share Equivalents”)), then the Exchange Ratio shall be increased such that the aggregate number of shares of RMT Partner Common Stock to be received by the former holders of Spinco Common Stock with respect to Qualified Spinco Common Stock (other than Overlap Shareholders (if any)), together with the Overlap Shares (if any), equals the Threshold Percentage; provided, however, that if (x) a private letter ruling from the IRS that satisfies the requirement described in clause (a) in the definition of “Ruling” has not been received by Remainco by the date that is three Business Days prior to the Closing Date or (y) such adjustment to the Exchange Ratio would otherwise result in the number of shares of RMT Partner Common Stock issued in the Merger being greater than 50.1% of all issued and outstanding shares of RMT Partner Common Stock as of immediately following the Effective Time (calculated by including any Share Equivalents), then the concept of Overlap Shareholders shall be disregarded for purposes of adjusting the Exchange Ratio and the Exchange Ratio shall instead be adjusted so that the number of shares of RMT Partner Common Stock issued in the Merger with respect to Qualified Spinco Common Stock will equal 50.1% of all issued and outstanding shares of RMT Partner Common Stock as of immediately following the Effective Time (calculated by including any Share Equivalents). For the avoidance of doubt, the parties agree that notwithstanding anything in this Agreement to the contrary, if the Overlap Calculation using Overlap Shares is used to determine the Exchange Ratio, then the Exchange Ratio shall be calculated so that the number of shares of RMT Partner Common Stock to be received in the Merger by the former holders of Spinco Common Stock with respect to Qualified Spinco Common Stock (other than the Overlap Shareholders), together with the number of Overlap Shares (if any), is 50.8% of all issued and outstanding shares of RMT Partner Common Stock as of immediately following the Effective Time (including any Share Equivalents). For purposes of this Agreement, the “Overlap Calculation” means the determination of the number of issued and outstanding shares of RMT Partner Common Stock to be received in the Merger by the former holders of Spinco Common Stock with respect to Qualified Spinco Common Stock as contemplated in this Section 1.5(b) without giving effect to clause (x) or (y) in this Section 1.5(b). The references to “(other than the Overlap Shareholders)” in this Section 1.5(b) relates solely to the calculation of the Exchange Ratio and is not intended to describe which holders of Spinco Common Stock receive shares of RMT Partner Common Stock in the Merger, which is described in Section 1.5(a).

(c)          Definitions. For purposes of this Agreement:

(i)          “Exchange Ratio” shall mean, prior to giving effect to any adjustment as contemplated by Section 1.5(b) and Section 1.5(d), a fraction obtained by dividing (A) the New Share Issuance by (B) the number of shares of Spinco Common Stock issued and outstanding immediately prior to the Effective Time;

(ii)         “New Share Issuance” shall mean (A) the number of shares of RMT Partner Common Stock issued and outstanding immediately prior to the Effective Time multiplied by (B) a fraction, the numerator of which is 38.6 and the denominator of which is 61.4.

(iii)        “Overlap Shareholders” shall have the meaning set forth on Schedule D;

(iv)        “Overlap Shares” shall mean, with respect to any Overlap Shareholder, (a) the lesser of (i) the Spinco Overlap Ownership Percentage and (ii) the RMT Partner Overlap Ownership Percentage, multiplied by (b) the number of shares of RMT Partner Common Stock issued and outstanding immediately following the Effective Time;

(v)         “RMT Partner Overlap Ownership Percentage” shall mean, with respect to any Overlap Shareholder, the fraction obtained by dividing (a) the number of shares of RMT Partner Common Stock owned directly or indirectly by such Overlap Shareholder immediately following the Effective Time by (b) the number of shares of RMT Partner Common Stock issued and outstanding immediately following the Effective Time; and

(vi)        “Spinco Overlap Ownership Percentage” shall mean, with respect to any Overlap Shareholder, the fraction obtained by dividing (a) the number of shares of Spinco Common Stock owned directly or indirectly by such Overlap Shareholder immediately prior to the Effective Time by (b) the number of shares of Spinco Common Stock issued and outstanding immediately prior to the Effective Time.

(d)          If, during the period from the date of this Agreement through the Effective Time, the issued and outstanding shares of RMT Partner Common Stock are changed into a different number or class of shares by reason of any stock or interest split, division or subdivision of shares, stock dividend, reverse stock split, combination of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by RMT Partner during such period, then the calculations set forth in Section 1.5(a)(iii) shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action.

(e)           If any shares of Spinco Common Stock issued and outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted equity purchase agreement or other Contract with Spinco or under which Spinco has any rights, then (except to the extent provided in any binding Contract between Spinco and the holder thereof): (i) the shares of RMT Partner Common Stock issued in exchange for such shares of Spinco Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition and (ii) such shares of RMT Partner Common Stock, whether represented by certificates or in book entry form, may accordingly be marked with appropriate legends. Prior to the Effective Time, Spinco shall ensure that, from and after the Effective Time, RMT Partner or the Surviving Corporation, as applicable, is entitled to exercise any such repurchase option or other right set forth in any such restricted stock or interest purchase agreement or other Contract.

(f)            No fractional shares of RMT Partner Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of shares of Spinco Common Stock who would otherwise be entitled to receive a fraction of a share of RMT Partner Common Stock (after aggregating all fractional shares of RMT Partner Common Stock issuable to such holder) shall, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), after deducting any required withholding taxes, on a pro rata basis, without interest, determined by multiplying such fraction by the closing price of a share of RMT Partner Common Stock on the New York Stock Exchange on the last Business Day prior to the date on which the Merger becomes effective. Payment of cash in lieu of fractional shares of RMT Partner Common Stock shall be made solely for the purpose of avoiding the expense and inconvenience to RMT Partner of issuing fractional shares of RMT Partner Common Stock and shall not represent separately bargained-for consideration.

1.6          The Spinco Share Issuance; the Distributions.

(a)           As contemplated by the Separation Agreement, on or before the Distribution Date, Spinco shall issue and deliver to Remainco a number of shares of Spinco Common Stock so that the number of shares of Spinco Common Stock issued and outstanding equals the number of shares of Remainco Common Stock issued and outstanding as of the record date for the Spin-Off.

(b)           Immediately prior to the Merger, Remainco and Spinco shall make the Distributions pursuant to and in accordance with the provisions of this Agreement and the Separation Agreement.

1.7          RMT Partner Special Dividend. Prior to the Merger (regardless of whether the actual payment date for any RMT Partner Special Dividend is before, on or after the Effective Time), RMT Partner, subject to Legal Requirement, shall, if the number of shares of RMT Partner Common Stock to be issued in the Merger is increased as a result of an adjustment to the Exchange Ratio pursuant to Section 1.5(b), declare a special dividend pro rata to the holders of RMT Partner Common Stock as of a record date prior to the Closing Date, in an amount equal to the RMT Partner Special Dividend Amount in the aggregate (the “RMT Partner Special Dividend”). “RMT Partner Special Dividend Amount” means an amount equal to the Baseline RMT Partner Value minus the Adjusted RMT Partner Value. “Baseline RMT Partner Value” means an amount equal to the product of (i) the number of shares of RMT Partner Common Stock issued and outstanding as of the record date for the RMT Partner Special Dividend and (ii) $128.8215. “Adjusted RMT Partner Value” means if the number of shares of RMT Partner Common Stock issued in the Merger is increased as a result of Section 1.5(b), an amount equal to (i) the Baseline RMT Partner Value multiplied by (ii) a fraction obtained by dividing (A) without giving effect to Section 1.5(b), the New Share Issuance by (B) giving effect to Section 1.5(b), the total number of shares of RMT Partner Common Stock issued in the Merger.

1.8          Exchange of Spinco Common Stock.

(a)           Pursuant to Article III of the Separation Agreement, the Exchange Agent (as defined below) shall hold, for the account of the relevant Remainco stockholders, book-entry shares representing all of the issued and outstanding shares of Spinco Common Stock distributed in the Distributions. Such shares of Spinco Common Stock shall be exchanged for shares of RMT Partner Common Stock in accordance with the terms of this Section 1.8.

(b)           Prior to the Closing Date, Remainco shall appoint a reputable bank or trust company reasonably satisfactory to RMT Partner as exchange agent in the Merger (the “Exchange Agent”) pursuant to a customary exchange agent agreement providing for, among other things, the matters set forth in this Section 1.8 and otherwise reasonably satisfactory to the parties. Promptly after the Effective Time, RMT Partner shall issue and cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Spinco Common Stock, for exchange in accordance with this Section 1.8, shares of RMT Partner Common Stock in book-entry form issuable pursuant to Section 1.5 (such shares of RMT Partner Common Stock, together with any dividends or distributions pursuant to Section 1.8(d) received by the Exchange Agent with respect to such shares of RMT Partner Common Stock, are referred to collectively as the “Exchange Fund”). For the purposes of such deposit, RMT Partner will assume that there will not be any fractional shares of RMT Partner Common Stock. RMT Partner will make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed or as reasonably requested by Remainco, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 1.5(f). Following the Effective Time, the Exchange Agent shall, pursuant to irrevocable instructions from RMT Partner, deliver the RMT Partner Common Stock to be issued pursuant to this Section 1.8 from the shares of RMT Partner Common Stock held in the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(c)           Promptly after the Effective Time, the Exchange Agent shall, and RMT Partner shall cause the Exchange Agent to, deliver to each Person who was the record holder of shares of Spinco Common Stock immediately prior to the Effective Time (i) a notice of the effectiveness of the Merger and (ii) the number of whole shares of RMT Partner Common Stock, from the Exchange Fund, that such holder has the right to receive pursuant to the provisions of Section 1.5(a)(iii) (and cash in lieu of any fractional share of RMT Partner Common Stock pursuant to Section 1.5(f) and any dividends or other distributions pursuant to Section 1.8(d)). From and after the Effective Time, any shares formerly representing shares of Spinco Common Stock will represent only the right to receive shares of RMT Partner Common Stock (and cash in lieu of any fractional share of RMT Partner Common Stock as contemplated by Section 1.5(f) and any dividends or other distributions pursuant to Section 1.8(d)).

(d)           Subject to the effect of applicable abandoned property law, escheat law or other Legal Requirements, following the distribution of any such previously undistributed shares of RMT Partner Common Stock, there shall be paid to the record holder of such shares of RMT Partner Common Stock, without interest, at the time of the distribution, the amount of cash in lieu of any fractional share of RMT Partner Common Stock as contemplated by Section 1.5(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of RMT Partner Common Stock. RMT Partner shall deposit all such dividends and distributions in the Exchange Fund.

(e)           Any portion of the Exchange Fund that remains undistributed to the holder of any shares of Spinco Common Stock with respect to the shares of RMT Partner Common Stock that are not able to be distributed by the Exchange Agent to such holder as of the date that is one year after the Effective Time shall be delivered to RMT Partner upon demand, and any holders of shares of Spinco Common Stock who have not theretofore received their shares of RMT Partner Common Stock in accordance with this Section 1.8 shall thereafter look only to RMT Partner for satisfaction of their claims for RMT Partner Common Stock, cash in lieu of fractional shares of RMT Partner Common Stock as contemplated by Section 1.5(f) and any dividends or distributions pursuant to Section 1.8(d) with respect to shares of RMT Partner Common Stock, in each case without interest thereon.

(f)            Neither RMT Partner nor the Surviving Corporation shall be liable to any holder or former holder of shares of Spinco Common Stock or to any other Person with respect to any shares of RMT Partner Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, required to be delivered to any public official pursuant to any applicable abandoned property law, escheat law or other Legal Requirement.

(g)           All shares of RMT Partner Common Stock issued upon the exchange of Spinco Common Stock, together with cash in lieu of any fractional share of RMT Partner Common Stock pursuant to Section 1.5(f) and any dividends or other distributions pursuant to Section 1.8(d) shall have been deemed to have been paid in full satisfaction of all rights pertaining to such shares of Spinco Common Stock.

1.9          Closing of Transfer Books. From and after the Effective Time, the stock transfer books of Spinco shall be closed and no transfer shall be made of any shares of Spinco Common Stock that were issued and outstanding as of the Effective Time.

1.10        Tax Consequences. For U.S. federal income tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the U.S. Treasury Regulations. Each party hereto shall cause all Tax Returns relating to the Merger filed by such party to be filed on the basis of treating the Merger as a reorganization within the meaning of Section 368(a)(1) of the Code unless otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code).

1.11        No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of shares of Spinco Common Stock in connection with the Merger, and Remainco and Spinco shall take all actions necessary under Section 262 of the DGCL to ensure that appraisal rights in connection with the Merger cannot be perfected by holders of shares of Spinco Common Stock on or after the Distribution Date.

1.12        Further Action. If, at any time after the Effective Time, any further action is determined by RMT Partner or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and Spinco, the officers and directors of the Surviving Corporation and RMT Partner shall be fully authorized (in the name of Merger Sub, in the name of Spinco and otherwise) to take such action.

1.13        Withholding. Each of the Exchange Agent, RMT Partner and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF REMAINCO AND SPINCO

Except as set forth (a) in the part or subpart of the Remainco Disclosure Letter corresponding to the particular Section or subsection in this Article II in which such representation and warranty appears; (b) in any other part or subpart of the Remainco Disclosure Letter to the extent it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other representation and warranty; and (c) other than with respect the representations and warranties in Section 2.3 (Capitalization), Section 2.4 (Authority; Binding Nature of Agreement), Section 2.5 (Non-Contravention; Consents), Section 2.22 (Vote Required), Section 2.23 (Financial Advisor) and Section 2.24 (Takeover Statutes), any information set forth in the Remainco SEC Documents filed on the SEC’s EDGAR database on or after January 1, 2019 and publicly available prior to the date of this Agreement (but excluding any supplements or amendments thereto to the extent such supplement or amendment is not publicly filed prior to the date hereof) to the extent it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty, other than information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” and any other information or statement set forth therein that is primarily cautionary, predictive or forward-looking in nature, each of Remainco and Spinco hereby represents and warrants to RMT Partner and Merger Sub as follows:

2.1         Subsidiaries; Due Organization.

(a)           Section 2.1 of the Remainco Disclosure Letter identifies, as of the date hereof, each existing Entity that will be a Subsidiary of Spinco, in each case, as of immediately prior to the Distributions based on the Separation Plan as of the date hereof.

(b)           Remainco and each of the Spinco Companies is (or, if formed after the date of this Agreement, shall be at the Effective Time) a corporation or other business organization duly organized and validly existing. Each of the Spinco Companies is in good standing (to the extent that the laws of the jurisdiction of its formation recognize the concept of good standing) under the laws of the jurisdiction of its formation, and has all necessary corporate or other entity right, power and authority: (i) to conduct its business and, if applicable, any business that will be transferred to it pursuant to the Separation Agreement in the manner in which its business is currently being conducted; (ii) to own and use its assets and, if applicable, any assets that will be transferred to it pursuant to the Transaction Documents in the manner in which such assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound or, if applicable, which will be transferred to it pursuant to the Transaction Documents, other than in the case of clauses (i) through (iii) as, individually or in the aggregate, has not had and would not reasonably be expected to have a Spinco Material Adverse Effect.

(c)           Each of the Spinco Companies is (or, if formed after the date of this Agreement, shall be at the Effective Time) qualified to do business as a foreign corporation, and is in good standing (to the extent that the laws of the applicable jurisdiction recognize the concept of good standing), under the laws of all jurisdictions where the nature of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Spinco Material Adverse Effect.

2.2          Certificate of Formation and Other Governing Documents. Remainco has delivered or Made Available to RMT Partner accurate and complete copies of the Organizational Documents of Remainco and each of the Spinco Companies that would be considered a “significant subsidiary” (as such term is defined under Regulation S-X promulgated pursuant to the Exchange Act), including all amendments thereto as in effect on the date of this Agreement. Each of Remainco and the Spinco Companies has complied with its Organizational Documents except for such non-compliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Spinco Material Adverse Effect.

2.3         Capitalization.

(a)           Spinco Companies Capitalization.

(i)          On the date of this Agreement the authorized capital stock of Spinco consists of 200,000,000 shares of Spinco Common Stock, $0.01 par value per share, and 10,000,000 shares of Spinco Preferred Stock, $0.01 par value per share, of which 100 shares of Spinco Common Stock have been issued and are outstanding. Immediately prior to the Distributions, all the outstanding shares of Spinco Common Stock will be owned directly by Remainco free and clear of any Encumbrance, other than restrictions under applicable securities laws. Immediately following the Distributions, (A) there will be outstanding a number of shares of Spinco Common Stock determined in accordance with this Agreement and the Separation Agreement and (B) no shares of Spinco Common Stock will be held in Spinco’s treasury. As of the date hereof and as of the Effective Time, all of the outstanding shares of Spinco Common Stock have been and will be duly authorized and validly issued, and are and will be fully paid and nonassessable and the only authorized capital stock of Spinco will be the Spinco Common Stock.

(ii)         Section 2.3(a)(ii) of the Remainco Disclosure Letter sets forth for each of the Spinco Companies as of the date hereof, (A) the number and type of equity securities of such Spinco Company outstanding and (B) the record and beneficial owner of such securities.

(iii)        Except as otherwise permitted under this Agreement, there are no outstanding or existing (A) securities of any of the Spinco Companies convertible into or exchangeable for shares of capital stock or voting securities of any of the Spinco Companies; (B) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any of the Spinco Companies; (C) obligations of any of the Spinco Companies to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any of the Spinco Companies or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (D) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of any Spinco Company and there are no outstanding stock appreciation rights issued by any Spinco Company with respect to the capital stock or equity interests of any Spinco Company; (E) voting trusts or other agreements or understandings to which any Spinco Company is a party with respect to the voting of capital stock or equity interests of any Spinco Company; or (F) bonds, debentures, notes or other indebtedness of any Spinco Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of any Spinco Company may vote.

(iv)        All outstanding shares of Spinco Common Stock and other outstanding securities of the Spinco Companies have been issued and granted in compliance in all material respects with (A) all applicable securities laws and other applicable Legal Requirement and (B) all requirements set forth in applicable Organizational Documents and were not issued in violation of any preemptive or participation rights. All of the outstanding shares of capital stock, membership interests or other equity interests, as the case may be, of each Spinco Company have been duly authorized and validly issued, are fully paid and nonassessable (to the extent applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof. All of the outstanding shares of capital stock, membership interests or other equity interests, as the case may be, of each Spinco Company (other than Spinco) are, or following the Internal Restructuring will be owned beneficially and of record, directly or indirectly, by Spinco free and clear of any Encumbrances, other than restrictions under applicable securities laws.

(v)         Except for its interests in the other Spinco Companies, as of the Effective Time, Spinco will not own, directly or indirectly, any capital stock or other equity interests in, any Person.

(b)          Remainco Capitalization.

(i)           The authorized capital stock of Remainco consists of 200,000,000 shares of Remainco Common Stock and 10,000,000 shares of preferred stock, $0.01 par value per share (“Remainco Preferred Stock”). As of the close of business on February 12, 2021 (the “Specified Time”), (A) 119,592,769 shares of Remainco Common Stock were issued and outstanding; (B) zero shares of Remainco Common stock were held in the treasury of Remainco and none were held by any Subsidiary of Remainco; (C) no shares of Remainco Preferred Stock issued and outstanding or held in the treasury of Remainco; (D) 945,835 shares of Remainco Common Stock were subject to outstanding Remainco Options held by Spinco Employees, which Remainco Options have a weighted average exercise price of $24.4238, (E) an aggregate of 103,174 shares of Remainco Common Stock subject to outstanding Remainco Phantom Options held by Spinco Employees, which Remainco Phantom Options have a weighted average exercise price of $25.7170, (F) an aggregate of 346,186 shares subject to outstanding Remainco RSUs held by Spinco Employees; and (G) 254,917 shares of Remainco Common Stock were subject to outstanding Remainco PSUs held by Spinco Employees, assuming performance at target level.

(ii)         Remainco has delivered or Made Available to RMT Partner a complete and accurate list that sets forth the following information with respect to Remainco Equity Awards held by a Spinco Employee as of the Specified Time: (A) the type of such Remainco Equity Award (i.e., (1) whether a Remainco Option, Remainco Phantom Option, Remainco RSU or Remainco PSU and (2) with respect to any Remainco Option, whether the Remainco Option is intended to qualify as an “incentive stock option” under Section 422 of the Code); (B) the name of the Remainco Equity Plan under which the Remainco Equity Award was issued; (C) the number of shares of Remainco Common Stock subject to such Remainco Equity Award; (D) the per share exercise price (if any) of such Remainco Equity Award; (E) the applicable vesting schedule in respect of such Remainco Equity Award; (F) the number of shares of Remainco Common Stock which are vested and unvested with respect to the Remainco Equity Award; (G) the grant date of the Remainco Equity Award; and (H) the expiration date of the term of such Remainco Equity Award (if applicable).

(iii)        Except for the Remainco Options, Remainco Phantom Options, Remainco RSUs and Remainco PSUs referred to in Section 2.3(b)(i) or issued to an employee or independent contractor of Remainco or any of its Affiliates who is not a Spinco Employee or Spinco Independent Contractor, and except as permitted after the date of this Agreement pursuant to Section 4.2, there are no outstanding or existing (A) securities of the Remainco or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Remainco; (B) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Remainco; (C) obligations of Remainco or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Remainco or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (D) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of Remainco and there are no outstanding stock appreciation rights issued by Remainco with respect to the capital stock of the Remainco; (E) voting trusts or other agreements or understandings to which Remainco or any of its officers or directors is a party with respect to the voting of capital stock of Remainco or (F) bonds, debentures, notes or other indebtedness of Remainco having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Remainco may vote.

(iv)        Since the Specified Time through the date hereof, Remainco has not issued, granted, delivered, sold, pledged, disposed of or encumbered any shares of its capital stock, except pursuant to the exercise of Remainco Options or Remainco Phantom Options described in Section 2.3(b)(ii) in accordance with their terms as in effect as of the Specified Time or the vesting of Remainco RSUs or Remainco PSUs described in Section 2.3(b)(ii) in accordance with their terms as of the Specified Time. Except as permitted after the date hereof pursuant to Section 4.2, there are no Spinco Employees or Spinco Independent Contractors with an offer letter, other employment Contract or other arrangement or Contract that contemplates a grant of options to purchase Remainco Common Stock or of any other equity or equity-based award, or who has otherwise been promised options to purchase Remainco Common Stock or other securities of Remainco, which options or other awards have not been granted as of the Specified Time.

2.4          Authority; Binding Nature of Agreement. Each of Remainco and Spinco has all requisite corporate or other entity right, power and authority to enter into and perform their respective obligations under this Agreement, the Separation Agreement and the other Transaction Documents, as applicable, to which it is or will be a party and, subject to the adoption of this Agreement by Intermediateco as the sole stockholder of Spinco (which shall occur immediately after the execution and delivery hereof) and the Required Remainco Stockholder Vote, has all requisite corporate or other entity right, power and authority to consummate the Contemplated Transactions. Each of the Remainco Board (at a meeting duly called and held and not subsequently rescinded or modified in any way) and the Spinco Board have: (a) determined that this Agreement, the Separation Agreement, the Distributions and the Merger are advisable and in the best interests of Remainco, Spinco and their respective stockholders and (b) authorized and approved the execution, delivery and performance of this Agreement, the Separation Agreement and the other Transaction Documents by Remainco and Spinco, as applicable, and approved the Distributions and the Merger and the other Contemplated Transactions. Remainco, as the sole stockholder of Spinco prior to the Spin-Off, will have approved the Spin-Off and the other applicable Contemplated Transactions to which Remainco is a party (other than the Merger). Intermediateco, as the sole stockholder of Spinco, will adopt this Agreement and approve the Merger as sole stockholder of Spinco immediately following the execution and delivery of this Agreement. No other vote of Spinco’s stockholders is necessary to consummate the Contemplated Transactions. This Agreement has been duly executed and delivered by Remainco and Spinco, and, subject to the adoption of this Agreement by Intermediateco as sole stockholder of Spinco, and assuming the due authorization, execution and delivery of this Agreement by RMT Partner and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of each of Remainco and Spinco, enforceable against each of Remainco and Spinco in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, the relief of debtors and creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (the “Bankruptcy and Equity Exceptions”). The Separation Agreement, the Real Estate Matters Agreement, the Intellectual Property Matters Agreement, the Tax Matters Agreement and the Employee Matters Agreement have been (and the Transition Services Agreement will be as of immediately prior to the Distributions) duly executed and delivered, as applicable, by Remainco, Spinco and their applicable Subsidiaries that are or will be party thereto, and assuming the due authorization, execution and delivery of such agreements by RMT Partner and its Subsidiaries, each such agreement does (or, in the case of each of the Transition Services Agreement will when executed and delivered) constitute a legal, valid and binding obligation, of each of Remainco, Spinco or the applicable Subsidiary of Remainco or Spinco party thereto, as applicable, enforceable against each of them party thereto in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

2.5          Non-Contravention; Consents.

(a)           Assuming compliance with the applicable provisions of the DGCL (including the Required Remainco Stockholder Vote), the HSR Act and all applicable foreign Competition Laws and FDI Laws, the listing requirements of the New York Stock Exchange, except as set forth in Section 2.5 of the Remainco Disclosure Letter, neither (1) the execution, delivery or performance of this Agreement or the other Transaction Documents nor (2) the consummation of the Merger or any of the other Contemplated Transactions, will, directly or indirectly (with or without notice or lapse of time):

(i)           contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of (A) Remainco or Spinco or (B) any of the other Spinco Companies;

(ii)          contravene, conflict with or result in a violation of, any Legal Requirement or any Order to which Remainco or any of its Subsidiaries (including the Spinco Companies), is subject, except where such contravention, conflict or violation, individually or in the aggregate, would not reasonably be expected to have a Spinco Material Adverse Effect;

(iii)        contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Spinco Companies or that otherwise relates to the Spinco Business or to any of the assets owned or used by any of the Spinco Companies or the Spinco Business, except where such contravention, conflict, violation, revocation, withdrawal, suspension, cancellation, termination or modification, individually or in the aggregate, would not reasonably be expected to have a Spinco Material Adverse Effect;

(iv)        contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Spinco Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any such Spinco Material Contract; (B) accelerate the maturity or performance of any such Spinco Material Contract (other than any Remainco Benefit Plan); or (C) cancel, terminate or modify any right, benefit, obligation or other term of such Spinco Material Contract, except where such contravention, conflict, violation or default, individually or in the aggregate, would not reasonably be expected to have a Spinco Material Adverse Effect; or

(v)         result in the imposition or creation of any Encumbrance (other than a Permitted Encumbrance) upon or with respect to any asset owned or used by any of the Spinco Companies or the Spinco Business, except where such contravention, conflict, violation or default, individually or in the aggregate, would not reasonably be expected to have a Spinco Material Adverse Effect.

(b)           Except as may be required by the Securities Act, the Exchange Act, state securities laws or “blue sky” laws, the DGCL (including the Required Remainco Stockholder Vote), the HSR Act, all applicable foreign Competition Laws and FDI Laws, and the listing requirements of the New York Stock Exchange, none of Remainco or any of its Subsidiaries (including the Spinco Companies) is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with: (i) the execution, delivery or performance of this Agreement or the other Transaction Documents or (ii) the consummation of the Merger or any of the other Contemplated Transactions, except where the failure to make any such filing or give any such notice or to obtain any such Consent would not, individually or in the aggregate, (A) be material to the Spinco Companies or the Spinco Business or (B) prevent or materially impair or materially delay Remainco or any of its Subsidiaries (including the Spinco Companies) from performing any of the Transaction Documents or complying with any of their obligations thereunder or consummating the Contemplated Transactions.

2.6          Financial Statements.

(a)           Section 2.6(a) of the Remainco Disclosure Letter contains accurate and complete copies of unaudited balance sheet data of the Spinco Business as of December 31, 2020, December 31, 2019 and December 31, 2018 and unaudited statements of income for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 (the “Spinco Business Unaudited Financial Data”). The Spinco Business Unaudited Financial Data was prepared in good faith and derived from the books and records of Remainco and its Subsidiaries and, except as set forth on Section 2.6(a) of the Remainco Disclosure Letter, were prepared in accordance with GAAP, consistently applied as at the dates and for the periods presented (except as noted therein), and present fairly in all material respects the financial position and results of operations of the Spinco Business as of the dates and for the periods presented on the basis set forth in Section 2.6(a) of the Remainco Disclosure Letter.

(b)           When delivered pursuant to Section 5.14, the Audited Financial Statements and the Interim Financial Statements will have been prepared in accordance with GAAP and Regulation S-X promulgated pursuant to the Exchange Act, consistently applied based on the historic practices and accounting policies of Remainco (to the extent compliant with GAAP), as at the dates and for the periods presented (except as noted therein), and present fairly in all material respects the financial position, results of operations and cash flows of the Spinco Business as of the dates and for the periods presented on the basis for the periods presented (subject to year-end adjustments, in the case of the Interim Financial Statements) (it being understood that the Spinco Business has not been operated historically as a separate “standalone” entity, and therefore the Audited Financial Statements and Interim Financial Statements will reflect certain allocations made that may not reflect what would have been incurred if the Spinco Business had been a standalone business). The Audited Financial Statements and the Interim Financial Statements shall conform in all material respects to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the RMT Partner Form S-4 Registration Statement and the Spinco Registration Statement.

(c)           Remainco has delivered or Made Available to RMT Partner accurate and complete copies of all Remainco SEC Documents. All statements, reports, schedules, forms and other documents required to have been filed by Remainco or its officers with the SEC since January 1, 2019 have been so filed on a timely basis. None of the Spinco Companies is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Remainco SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and (ii) none of the Remainco SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Remainco SEC Documents required by: (A) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act); or (C) any other rule or regulation promulgated by the SEC or applicable to the Remainco SEC Documents (collectively, the “Remainco Certifications”) is accurate and complete, and complies as to form in all material respects with all applicable Legal Requirement. As used in the introduction to this Article II and in this Section 2.6, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff.

(d)           Remainco maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act with respect to the Spinco Business. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by Remainco is reported on a timely basis to the individuals responsible for the preparation of Remainco’s filings with the SEC and other public disclosure documents. Remainco’s management has completed an assessment of the effectiveness of Remainco’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended March 31, 2020, and such assessment concluded that such internal control system was effective. Remainco’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Remainco, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Remainco are being made only in accordance with authorizations of management and directors of Remainco and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Remainco’s assets that could have a material effect on its financial statements.

(e)           Remainco has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Remainco’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Remainco’s ability to record, process, summarize and report financial information with respect to the Spinco Business and (ii) any fraud, whether or not material, that involves management other employees who have a significant role in Remainco’s internal control over financial reporting with respect to the Spinco Business.

(f)            Remainco’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to Remainco within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Remainco, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder. All non-audit services performed by Remainco’s auditors for the Remainco Companies that were required to be approved in accordance with Section 202 of the Sarbanes-Oxley Act were so approved.

(g)          None of the information to be supplied by or on behalf of Remainco or Spinco for inclusion or incorporation by reference in the RMT Partner Form S-4 Registration Statement or the Spinco Registration Statement will, after giving effect to any amendments that have theretofore been made thereto, (i) at the time the RMT Partner Form S-4 Registration Statement or the Spinco Registration Statement, respectively, is filed with the SEC; (ii) at the time it, or any amendment or supplement thereto, becomes effective under the Securities Act; or (iii) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Remainco or Spinco for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, (x) at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of RMT Partner and Remainco; (y) at the time of the RMT Partner Stockholders’ Meeting (or any adjournment or postponement thereof); or (z) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Spinco Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Remainco or Spinco with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of RMT Partner for inclusion or incorporation by reference in the Spinco Registration Statement.

(h)           After giving effect to the Contemplated Transactions, the Spinco Business has not incurred and is not subject to any liabilities of any nature whatsoever (whether accrued, absolute, contingent or otherwise) and whether or not required to be reflected in the Spinco Business Unaudited Financial Data, except for (i) those liabilities that are reflected or reserved for in the Spinco Business Unaudited Financial Data; (ii) liabilities that have been incurred by the Spinco Business since December 31, 2020 in the ordinary course of the Spinco Business consistent with past practice and are not material to the Spinco Companies, taken as a whole, or the Spinco Business, in amount or nature; (iii) liabilities under this Agreement or the Separation Agreement or incurred or assumed in connection with the Contemplated Transactions and in compliance with this Agreement and the other Transaction Documents; and (iv) liabilities that are not, individually or in the aggregate, material to the Spinco Companies, taken as a whole, or the Spinco Business, in amount or nature.

2.7          Absence of Changes. Except as expressly contemplated by this Agreement, since December 31, 2020, (a) through the date of this Agreement, except for discussions, negotiations and transactions related to this Agreement or the other Transaction Documents (including the Internal Restructuring described in the Separation Agreement) and actions or omissions undertaken in good faith to respond to the actual or anticipated effects of SARS-CoV-2 or COVID-19 (and any evolutions or mutations thereof), the Spinco Business has operated in all material respects in the ordinary course of business consistent with past practice and (b) there has not occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have, a Spinco Material Adverse Effect. Except as expressly contemplated by this Agreement and actions or omissions undertaken in good faith to respond to the actual or anticipated effects of SARS-CoV-2 or COVID-19 (and any evolutions or mutations thereof), since December 31, 2020 through the date of this Agreement, neither the Spinco Business nor the Spinco Companies have taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of RMT Partner pursuant to Sections 4.2(b).

2.8          Title to and Sufficiency of Assets.

(a)           On the Closing Date, after giving effect to the Internal Restructuring pursuant to the Separation Agreement, the Spinco Companies will have good and valid title to, or valid and enforceable leasehold interests in, in all material respects, all of the Spinco Assets contemplated to be transferred under the Separation Agreement, the Real Estate Matters Agreement, the Intellectual Property Matters Agreement and the Employee Matters Agreement, except where the conveyance of any such Spinco Asset requires a Consent which is not obtained, in which case (i) the provisions of Section 2.5 of the Separation Agreement will govern; (ii) Remainco (or an applicable Subsidiary) will have good and valid title to, or valid and enforceable leasehold interests in, in all material respects, such Spinco Asset; and (iii) if and when such Consent is obtained and such Spinco Assets are transferred to the Spinco Companies pursuant to Section 2.5 of the Separation Agreement, the Spinco Companies will have such title or leasehold interest in such Spinco Assets.

(b)           At the Effective Time, the Spinco Assets and the properties and rights of the Spinco Companies, taken together with the benefits of any alternative arrangements provided pursuant to Section 2.5 of the Separation Agreement, the services available from Remainco under the Transition Services Agreement and the licenses and agreements from Remainco under the Intellectual Property Matters Agreement and Real Estate Matters Agreement, will constitute all of the assets, properties and rights necessary for the conduct of the Spinco Business in all material respects as conducted during the period from June 30, 2020 to the date hereof (the “Measurement Period”) other than those assets, properties and rights disposed of or moved in the ordinary course of business.

(c)           The manufacturing, distribution, repair and warehouse facilities set forth on Section 2.8(c) of the Remainco Disclosure Letter (the “Spinco Operating Facilities”) are the only material manufacturing, distribution, repair and warehouse facilities owned or leased by Remainco or any of its Subsidiaries at which any of the Spinco Business is conducted as of the date hereof. During the Measurement Period, Remainco and its Subsidiaries have not transferred or moved any material equipment from any of the Spinco Operating Facilities to any other facility of any of the Remainco Companies (other than a Spinco Company) other than in the ordinary course of business.

2.9          Real Property.

(a)           Section 2.9(a) of the Remainco Disclosure Letter sets forth as of the date hereof the address, fee owner and description of use of all Spinco Owned Real Property. With respect to the Spinco Owned Real Property: (i) the Spinco Companies have good and marketable title to each parcel of Spinco Owned Real Property; (ii) other than the Spinco Companies, no Person has the right to use or occupy any Spinco Owned Real Property, or any material portion thereof; (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Spinco Owned Real Property or any material portion thereof or interest therein; and (iv) to the Knowledge of Remainco, there are no condemnation proceedings pending, threatened or proposed against any Spinco Owned Real Property and, to the Knowledge of Remainco, there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the use or operation of any Spinco Owned Real Property.

(b)           Section 2.9(b) of the Remainco Disclosure Letter sets forth as of the date hereof an accurate list of each lease or other agreement pursuant to which any of the Spinco Companies leases or uses (or intends to lease or use upon the Spinco Contribution) real property from any other Person for annual base rent payments in excess of $1,000,000 (all such real property leased or used by the Spinco Companies pursuant to the real property leases or other agreements identified or required to be identified in Section 2.9(b) of the Remainco Disclosure Letter, including all buildings, structures, fixtures and other improvements leased thereunder, is referred to as the “Spinco Leased Real Property”). After giving effect to the Contemplated Transactions described in or contemplated by the Separation Agreement and the Real Estate Matters Agreement, each of the leases or other agreements relating to the Spinco Leased Real Property will be as of the Closing (i) a valid and subsisting leasehold interest, or valid right to use, of one of the Spinco Companies; (ii) a valid and binding obligation of such Spinco Company free of Encumbrances (other than Permitted Encumbrances); and (iii) enforceable by and against such Spinco Company in accordance with its terms, except as individually or in the aggregate, would not reasonably be expected to be material to the Spinco Business. To the Knowledge of Remainco, there are no condemnation proceedings pending, threatened or proposed against any Spinco Leased Real Property and, to the Knowledge of Remainco, there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the use or operation of any Spinco Leased Real Property. Section 2.9(b) of the Remainco Disclosure Letter contains an accurate and complete list of all material subleases, occupancy agreements and other Contracts granting to any Person (other than any Spinco Company) a right of use or occupancy of any of the Spinco Leased Real Property in effect as of the date of this Agreement. There are no material disputes with respect to any lease or other agreement for any Spinco Leased Real Property. None of the Spinco Companies, nor, to the Knowledge of Remainco, any other party to any such lease or other agreement is in breach or default under such lease or other agreement, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such lease or other agreement, except as individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the Spinco Business.

2.10        Intellectual Property.

(a)           Registered IP. Section 2.10(a) of the Remainco Disclosure Letter identifies, as of the date of this Agreement: (i) each item of Registered IP included in the Owned Spinco IP (the “Spinco Registered IP”) and (ii) any Person other than the Spinco Companies that has an ownership interest in such item of Spinco Registered IP and the nature of such ownership interest, including, for each item of Spinco Registered IP, to the extent applicable, the record owner of such item; the jurisdiction in which such item has been issued, registered or filed; and the issuance, registration or application number; provided, however, that with respect to copyrights, Section 2.10(a) of the Remainco Disclosure Letter identifies United States registered copyrights.

(b)           Inbound Licenses. Section 2.10(b)(i) of the Remainco Disclosure Letter accurately identifies each material Contract in effect as of the date of this Agreement pursuant to which any material Intellectual Property Right is or has been licensed by any Person to Remainco, any of its Subsidiaries or any of the Spinco Companies, which Contract are used in the Spinco Business, including any such licenses to any Intellectual Property Rights embodied by the Spinco Products or used in connection with or necessary to any development, manufacture, distribution, other commercialization, maintenance or support of the Spinco Products as currently conducted, other than: (i) Contracts between Remainco or its Subsidiaries, on the one hand, and their respective employees, on the other hand, in Remainco’s standard form thereof; (ii) licenses for standard commercially available off the shelf software or hardware; (iii) licenses to Open Source Code other than that set forth in Section 2.10(k); and (iv) non-exclusive licenses to third-party software or hardware that is not incorporated into, or necessary for the development, manufacturing, testing, distribution, maintenance or support of, any Spinco Product and that is not otherwise material to the Spinco Business. Except as set forth in Section 2.10(b)(ii) of the Remainco Disclosure Letter, or to the extent they constitute Shared Contracts, all such material Contracts set forth on Section 2.10(b)(i) of the Remainco Disclosure Letter are included in the Spinco Assets.

(c)           Outbound Licenses. Section 2.10(c) of the Remainco Disclosure Letter identifies each material Contract in effect as of the date of this Agreement, other than non-exclusive licenses granted to Spinco Companies’ distributors, resellers and end-user customers in connection with the sale, distribution or use of the Spinco Products in the ordinary course of business of the Spinco Companies and other than Contracts listed in Section 2.10(a) of the Remainco Disclosure Letter, to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Spinco IP, in each case in effect as of the date of this Agreement.

(d)          Ownership and Exclusive Rights. The Spinco Companies exclusively own all right, title and interest to and in the Owned Spinco IP free and clear of any Encumbrances other than Permitted Encumbrances. Without limiting the foregoing, neither Remainco nor any of its Subsidiaries has transferred to, or permitted under any Contract to which Remainco or any of its Subsidiaries is a party, any Person other than the Spinco Companies to retain ownership of, or an exclusive license to, Owned Spinco IP. No material item of Owned Spinco IP is subject to any action or outstanding Order or settlement agreement or stipulation in any dispute proceeding that restricts in any material manner the use, provision, transfer, assignment or licensing thereof by Remainco or any of its Subsidiaries (including any Spinco Company) or affects in any material manner the validity, use, ownership, registrability or enforceability of such Owned Spinco IP.

(e)           Valid and Enforceable. As of the date hereof, the Spinco Registered IP is subsisting and to the Knowledge of Remainco, valid and enforceable, except as, individually or in the aggregate, has not and would not reasonably be expected to be material and adverse to the Spinco Business.

(f)           Assignment of IP Rights. Each employee, consultant or contractor of Remainco or any Subsidiary of Remainco (including the Spinco Companies) that has contributed to the creation, development, invention, modification or improvement of material Spinco IP used in the operation of the Spinco Business has (i) entered into a written agreement with Remainco or one of its Subsidiaries (including a Spinco Company) that obliges such employee, consultant or contractor to disclose and assign to Remainco or one of its Subsidiaries (including the Spinco Companies) any and all rights, title and interests in and to the Spinco IP and (ii) assigned all such rights, title and interests to Remainco or one of its Subsidiaries (including the Spinco) in all jurisdictions where such disclosure and assignment is not mandated by operation of applicable Legal Requirement, except as, individually or in the aggregate, has not and would not reasonably be expected to be material and adverse to the Spinco Business.

(g)          Protection of Trade Secrets and Proprietary Information. Remainco and each of its Subsidiaries (including the Spinco Companies) have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their respective rights in all trade secrets material proprietary information pertaining to the Spinco Business and the Proprietary Spinco Products.

(h)           Sufficiency. Remainco or one of its Subsidiaries (including the Spinco Companies) owns or otherwise has, and after Closing one of the Spinco Companies will have (including as a result of the transfers under the Separation Agreement), taken together with the benefits of any alternative arrangements provided pursuant to Section 2.5 of the Separation Agreement, the services available from Remainco under the Transition Services Agreement and the licenses from Remainco under and the Intellectual Property Matters Agreement, all Intellectual Property Rights needed to conduct the Spinco Business in all material respects as it is currently conducted, including as may be necessary to design, develop, copy, modify, make, have made, test, support, maintain, market, license, sublicense, offer for sale, sell, have sold, use, have used, import, export, prepare derivative works or otherwise commercialize (as applicable) the Spinco Products; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of third party Intellectual Property Rights or unfair competition, which solely is covered in Section 2.10(j).

(i)            Third-Party Infringement of Spinco IP. To the Knowledge of Remainco, (i) no Person as of, or in the two (2) years prior to, the date of this Agreement has infringed, misappropriated, or otherwise violated and (ii) no Person is as of the date of this Agreement infringing, misappropriating, or otherwise violating, any Spinco IP, except as, individually or in the aggregate, has not and would not reasonably be expected to be material and adverse to the Spinco Business.

(j)            No Infringement of Third Party IP Rights. To the Knowledge of Remainco, the conduct of the Spinco Business, the Spinco Companies (including their Subsidiaries) as conducted in the past two (2) years, including the development, manufacture, use, import, export, offer for sale, sale, license, sublicense or other commercialization of any of the Spinco Products as conducted, does not and has not in the past two (2) years infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person, except as, individually or in the aggregate, has not and would not reasonably be expected to be material and adverse to the Spinco Companies, taken as a whole, or the Spinco Business. Without limiting the generality of the foregoing, as relates to the Spinco Business, including Spinco IP and the Spinco Products, as of, and in the two (2) years prior to, the date of this Agreement, no infringement, misappropriation, violation or similar claim or Legal Proceeding pertaining to any Spinco IP and no such claim or Legal Proceeding pertaining to any Spinco IP has been made since January 1, 2018 or is pending, threatened in writing or, to the Knowledge of Remainco, threatened orally against Remainco or any of its Subsidiaries (including the Spinco Business, the Spinco Companies) or, to the Knowledge of Remainco, against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by Remainco or any of its Subsidiaries (including the Spinco Business and the Spinco Companies) of the foregoing with respect to such claim or Legal Proceeding, except as, individually or in the aggregate, has not and would not reasonably be expected to be material and adverse to the Spinco Companies, taken as a whole, or the Spinco Business, and except as set forth in Section 2.10(j) of the Remainco Disclosure Letter, as of the date of this Agreement, no Person has made a written request against Remainco or any of its Subsidiaries (including the Spinco Business and the Spinco Companies) to be indemnified, defended, held harmless or reimbursed with respect to any such claim or Legal Proceeding, except as, individually or in the aggregate, has not and would not reasonably be expected to be material and adverse to the Spinco Companies, taken as a whole, or the Spinco Business.

(k)           Open Source Code. No Proprietary Spinco Product contains, is derived from or is distributed with Open Source Code in a manner that requires under the applicable license that any Proprietary Spinco Product or part thereof (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making any Derivative; or (iii) be redistributable at no charge, in each case, except as would not reasonably be expected to be material to the Spinco Business.

2.11        Contracts.

(a)           Section 2.11(a) of the Remainco Disclosure Letter identifies each Spinco Material Contract as of the date of this Agreement. For purposes of this Agreement, “Spinco Material Contract” shall mean any Contract to which any Remainco Company is a party or by which the Spinco Business or any Spinco Company is (or following the Effective Time will be) bound:

(i)          that is material to the Spinco Business taken as a whole;

(ii)         that is identified or required to be identified in Section 2.10 of the Remainco Disclosure Letter;

(iii)        with respect to the Spinco Business, with any distributor and any Contract with any other reseller or sales representative involving sales in excess of $10,000,000 in the 12 months ended December 31, 2020, in each case that provides exclusivity rights to any third party;

(iv)        that is with a supplier of equipment, consumables, products, raw materials or any component, or any services used in the Proprietary Spinco Products, (A) which supplier is the only source of supply in the market place or only supplier to the Spinco Business or (B) that imposes (1) a minimum purchase order, “take or pay” or requirements obligations, (2) discounts or rebates based on the volume of product or materials purchased or (3) any exclusivity restrictions, in each case of this clause (B), involved payments in excess of $5,000,000 in the 12 months ended December 31, 2020 or is expected to involve payments in excess of $5,000,000 in the 12 months ending December 31, 2021;

(v)         imposing any material restriction on the right or ability of the Spinco Business taken as a whole: (A) to compete with any other Person or solicit the employment of any Person; (B) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (C) to perform services for any other Person; or (D) to transact business with any other Person or in any geographic area;

(vi)        relates to currency hedging and with respect to which a Spinco Company will be party at the Effective Time;

(vii)       relating to Indebtedness in excess of $10,000,000 and with respect to which a Spinco Company will be party at the Effective Time;

(viii)      concerning the establishment and/or operation of a partnership, joint venture or limited liability company by a Spinco Company with a third party that is not an Affiliate of Remainco;

(ix)         relating to the acquisition or disposition of any material assets (other than in the ordinary course of business) or businesses, and with any outstanding obligations of a Spinco Company or the Spinco Business (including indemnification, guarantee, “earn-out” or other similar contingent obligations) as of the date of this Agreement;

(x)          relating to the lease, sublease, license or occupancy of any Spinco Owned Real Property or any Spinco Leased Real Property, in each case with annual base rent payments in excess of $1,000,000;

(xi)         that is material to the Spinco Business and has as a counterparty any Governmental Body or pursuant to which the Spinco Business provides any products or services as contractor or subcontractor to any Governmental Body;

(xii)        by its express terms will after the Effective Time limit or prohibit the ability of any Spinco Company to make dividends or distributions (of cash or property);

(xiii)       with any Spinco Top Customer, Spinco Top Supplier or Spinco Top Distributor pursuant to which Remainco and its Subsidiaries receives or makes payments to such Person;

(xiv)       (A) containing any provision with pricing, discounts or benefits to any customer that change based on the pricing, discounts or benefits provided to any other customer or that otherwise grant the other party to such Contract “most favored nation” or “most favored customer” status or equivalent preferential terms; or (B) containing any provision granting the other party exclusivity or other similar rights, in which case which will bind the Spinco Business or any Spinco Company after the Effective Time;

(xv)       that is a Remainco Environmental and Asbestos Indemnification Agreement; and

(xvi)      (A) that is a written Contract for the employment of any Spinco Employee located outside of the United States (1) with annual base salary and target annual cash bonus in excess of $300,000; (2) that is not terminable at will or upon notice of sixty (60) days or less for a cost (exclusive of costs arising prior to termination) of less than $600,000; or (3) that would result in any payments to such person upon consummation or solely as a result of the Contemplated Transactions; (B) that is a written Contract for the employment of any Spinco Employee located in the United States (1) with an annual base salary in excess of $350,000; (2) that is not terminable at will; or (3) that would result in any payments to such individual upon the consummation or as a result of the Contemplated Transactions (either alone or in combination with another event) and (C) that is a Collective Bargaining Agreement or similar agreement with any labor union, works council or comparable organization representing any Spinco Employee.

Remainco has delivered or Made Available to RMT Partner an accurate and complete copy of each Spinco Contract that constitutes a Spinco Material Contract.

(b)          Each Spinco Contract that constitutes a Spinco Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to, subject to Bankruptcy and Equity Exceptions.

(c)          Except as set forth in Section 2.11(c) of the Remainco Disclosure Letter: (i) neither Remainco nor any of its Subsidiaries has violated or breached in any material respect, or committed any default in any material respect under, any Spinco Material Contract and (ii) to the Knowledge of Remainco, no other Person has violated or breached in any material respect, or committed any default in any material respect under, any Spinco Material Contract.

(d)          Except as set forth in Section 2.11(d) of the Remainco Disclosure Letter:

(i)          no Remainco Group Member (to the extent related to the Spinco Business) nor any Spinco Company has had any determination of noncompliance, entered into any consent order relating to any Government Contract or Government Bid;

(ii)         each Remainco Group Member (to the extent related to the Spinco Business) and each Spinco Company has complied in all material respects with all Legal Requirement with respect to all Government Contracts and Government Bids; and

(iii)        no Remainco Group Member (to the extent related to the Spinco Business) nor any Spinco Company and, to the Knowledge of Remainco, no Spinco Employee, has been barred or suspended from doing business with any Governmental Body.

2.12        Compliance with Legal Requirement; Regulatory Matters. Remainco and each of its Subsidiaries (to the extent related to the Spinco Business) and each of the Spinco Companies is, and since January 1, 2018 has been, in compliance with all applicable Legal Requirement, except where failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Spinco Material Adverse Effect. Since January 1, 2018, none of Remainco or any of its Subsidiaries (to the extent related to the Spinco Business) or any of the Spinco Companies has received any written notice or other written communication from any Governmental Body (a) regarding any actual or possible violation of, or failure to comply with, any Legal Requirement or (b) that it is or has been the subject of any inspection, investigation, survey, audit, monitoring or other form of review by any Governmental Body, except as would not, individually or in the aggregate, reasonably be expected to have a Spinco Material Adverse Effect.

2.13        Anti-Corruption Compliance; Trade Compliance.

(a)           Since January 1, 2016, none of Remainco or any of its Subsidiaries (to the extent related to the Spinco Business) or the Spinco Companies, or to the Knowledge of Remainco, any of their respective agents, channel partners, Affiliates, distributors, resellers or other representatives to the extent related to any Spinco Company or the Spinco Business (i) has directly or indirectly offered, promised or made any improper contribution, gift, bribe, rebate, payoff, influence payment or kickback or any other thing of value to any Person in respect of the Spinco Business, private or public, regardless of what form in violation of any applicable anti-bribery, anti-corruption or similar Legal Requirement, including the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S. Code Section 78dd-1, et seq.) (the “FCPA”) or the UK Bribery Act of 2010 (the “UK Bribery Act”); (ii) has otherwise been in violation of any applicable anti-bribery, anti-corruption or similar Legal Requirement, including the FCPA or the UK Bribery Act 2010; or (iii) has received any notice from, voluntarily provided any notice to, or, to the Knowledge of Remainco, has been investigated by, a Governmental Body with respect to Remainco or any of its Subsidiaries (to the extent related to the Spinco Business), the Spinco Business or a Spinco Company that alleges any of the foregoing. Since January 1, 2016, each of Remainco and each of its Subsidiaries (to the extent related to the Spinco Business) and each of the Spinco Companies has had in place an operational compliance program, including adequate policies, procedures and training, intended to enhance awareness of compliance with all applicable anti-bribery, anti-corruption or other similar Legal Requirement, and has, in all material respects, kept accurate records of its activities, including financial records, in a form and manner appropriate for a business of its size and resources.

(b)           Since January 1, 2016, Remainco and each of its Subsidiaries (to the extent related to the Spinco Business), the Spinco Business and each Spinco Company and each of their respective directors, officers, and to the Knowledge of Remainco, employees have complied in all material respects, with applicable provisions of the Export Control Laws and Sanctions.

(c)           None of Remainco or any of its Subsidiaries (with respect to the Spinco Business), the Spinco Companies, any of their respective directors or officers or, to the Knowledge of Remainco, any of their respective employees, agents, channel partners, resellers or representatives is a Sanctioned Person.

(d)          Without limiting the foregoing, since January 1, 2016, no material Legal Proceeding, complaint, claim, charge, investigation or voluntary disclosure related to the Export Control Laws or Sanctions is or has been imposed, pending or, to the Knowledge of Remainco, threatened against Remainco or any of its Subsidiaries (to the extent related to the Spinco Business) or the Spinco Companies or any of their respective officers or directors, or to the Knowledge of Remainco, any of their respective employees, agents, channel partners, resellers or representatives, by or before any Governmental Body.

(e)           Since January 1, 2016, the Spinco Business, each of Remainco and each of its Subsidiaries (to the extent related to the Spinco Business) and each of the Spinco Companies have obtained all approvals or licenses necessary for exporting and importing the Spinco Products in accordance with all applicable Export Control Laws and Import Laws, except as, individually or in the aggregate has not and would not reasonably be expected to be material to the Spinco Companies, taken as a whole, or the Spinco Business.

(f)            Since January 1, 2016, the Spinco Business and each Spinco Company and each of their respective directors, officers, and to the Knowledge of Remainco, employees, have complied and are in compliance, in all material respects, with applicable Import Laws.

(g)           Each of Remainco and each of its Subsidiaries (to the extent related to the Spinco Business) and each of the Spinco Companies has had in place since January 1, 2016 an operational program, including policies, procedures and training, reasonably designed to promote compliance with all applicable Export Control Laws and Sanctions, except as, individually or in the aggregate has not and would not reasonably be expected to be material to the Spinco Companies, taken as a whole, or the Spinco Business.

2.14        Governmental Authorizations. Since January 1, 2018, Remainco and its Subsidiaries have held (and after giving effect to the Distributions and the other transactions contemplated by the Separation Agreement, the Spinco Companies will hold) all Governmental Authorizations necessary to enable the Spinco Companies to conduct the Spinco Business in the manner in which it is currently being conducted, including all Governmental Authorizations required under Environmental Laws, except where the failure to so hold would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Spinco Business or the Spinco Companies. All such Governmental Authorizations are valid and in full force and effect. Remainco and its Subsidiaries (to the extent related to the Spinco Business) and each of the Spinco Companies are, and at all times since January 1, 2018 have been, in compliance with the terms and requirements of such Governmental Authorizations, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Spinco Business.

2.15        Tax Matters.

(a)           Each material Tax Return required to be filed by or on behalf of the respective Spinco Companies or with respect to the Spinco Business with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the “Spinco Company Returns”): (i) has been or will be filed on or before the applicable due date (including any extensions of such due date) and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirement. All material Taxes required to be paid by or with respect to the Spinco Companies have been duly paid, except for Taxes contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(b)           No Spinco Company and no Spinco Company Return is subject to an audit with respect to Taxes by any Governmental Body. No extension or waiver of the limitation period applicable to any of the Spinco Company Returns has been granted (by Remainco, Spinco or any other Person), and no such extension or waiver has been requested from any Spinco Company.

(c)           No claim or Legal Proceeding is pending, has been asserted in writing or, to the Knowledge of Remainco, has been threatened against or with respect to any Spinco Company or with respect to the Spinco Business in respect of any material Tax. There are no unsatisfied liabilities for material Taxes with respect to any notice of deficiency or similar document received by Remainco or any of its Subsidiaries with respect to the Spinco Business or with respect to any Spinco Company with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Spinco Companies and with respect to which adequate reserves for payment have been established on the Spinco Business Unaudited Financial Data). There are no liens for material Taxes upon any of the Spinco Assets except Permitted Encumbrances.

(d)          There are no Contracts relating to the allocation, sharing or indemnification of Taxes to which any Spinco Company is a party, other than (i) the Tax Matters Agreement, (ii) Contracts containing customary gross-up or indemnification provisions in credit agreements, derivatives, leases and similar agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes and (iii) Contracts which solely involve Spinco Companies.

(e)           No Spinco Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(f)           The Spinco Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person.

(g)          No written claim has ever been made by any Governmental Body in a jurisdiction where a Spinco Company does not file a Tax Return that it is or may be subject to taxation by that jurisdiction which has resulted or could reasonably be expected to result in an obligation to pay material Taxes.

(h)          Other than in connection with the Distributions or otherwise in connection with the separation of the Spinco Business, no Spinco Company has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in the two years prior to the date of this Agreement.

(i)            No Spinco Company that is taxable as a corporation for U.S. federal income tax purposes is or has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j)            Neither Remainco nor any Spinco Company has taken any action or, assuming full knowledge of the terms of this Agreement and the Transaction Documents, knows of any fact that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k)           As of the date hereof, assuming that the Ruling is obtained, neither Remainco nor Spinco knows of any reason why it would not be able to deliver the representations set forth in certificates of officers of Remainco and Spinco, upon which the applicable law or accounting firms may rely in rendering the RMT Partner Tax Opinion and the Remainco Tax Opinion, or why Remainco would not be able to obtain the Ruling or the opinion contemplated by Section 7.9(a).

(l)            Section 2.15 and, to the extent related to Tax matters, Section 2.16 contain the sole and exclusive representations and warranties of RMT Partner and Merger Sub herein with respect to Tax matters

2.16        Employee and Labor Matters; Benefit Plans.

(a)           Section 2.16(a) of the Remainco Disclosure Letter sets forth an accurate and complete list, as of the date of this Agreement, of each material Remainco Benefit Plan that is maintained in respect of Spinco Employees or Former Spinco Employee who are employed in the United States (a “US Remainco Benefit Plan”) and indicates any such US Remainco Benefit Plan that is a Spinco Benefit Plan. Remainco has delivered or Made Available to RMT Partner accurate and complete copies of the following with respect to each material US Remainco Benefit Plan, as applicable: (i) the plan document (or, in the case of any unwritten US Remainco Benefit Plan, a description of the material terms thereof), all related trust agreements, insurance contracts and policy documents, and any amendments thereto; (ii) the most recent summary plan description and any summaries of material modifications thereto; (iii) the three most recently filed annual reports (Form 5500 series), if any, with all corresponding schedules and financial statements attached thereto (including any related actuarial valuation report); (iv) the most recent IRS determination, advisory or opinion letter issued with respect to any US Remainco Benefit Plan intended to be qualified under Section 401(a) of the Code; and (v) any material notices, letters or other correspondence with the IRS, DOL, the Pension Benefit Guaranty Corporation or any other Governmental Body; provided that notwithstanding the foregoing, Remainco may deliver or Make Available to RMT Partner anonymized materials in respect of Spinco Employees or Spinco Independent Contractors located outside of the United States.

(b)           Except as set forth in Section 2.16(b) of the Remainco Disclosure Letter, to the Knowledge of Remainco, no Spinco Employee or Spinco Independent Contractor has any right, whether contractual or otherwise, and whether written or oral, to receive redundancy or severance benefits that are greater than the minimum level under local Legal Requirement (excluding contracts that permit a payment in lieu of notice).

(c)           Except as set forth in Section 2.16(c) of the Remainco Disclosure Letter or as would not reasonably be expected to result in material liability to the RMT Partner Companies (as Affiliates of the Spinco Companies on and after the Effective Time) or the Spinco Companies, (i) each of the Spinco Companies and Remainco Affiliates has timely performed all obligations required to be performed by it under each Remainco Benefit Plan; (ii) each Remainco Benefit Plan has been established and maintained in all material respects in accordance with its terms and applicable Legal Requirement; (iii) there are no Legal Proceedings pending or, to the Knowledge of Remainco, threatened or reasonably anticipated with respect to any such Remainco Benefit Plan, its assets or any fiduciary thereof (other than routine claims for benefits); and (iv) no event has occurred and no condition exists that would subject the RMT Partner Companies to any Tax, fine, encumbrance, material penalty or other liability imposed by ERISA, the Code or any other applicable Legal Requirement with respect to any Remainco Benefit Plan.

(d)           Each Remainco Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has obtained a currently-effective favorable determination letter (or is able to rely on an opinion or advisory letter, if applicable) as to its qualified status under the Code, and to the Knowledge of Remainco, there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan or the tax-exempt status of any related trust.

(e)           Section 2.16(e)(i) of the Remainco Disclosure Letter sets forth a true and complete list of each benefit plan subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA maintained, sponsored, contributed to or required to be contributed to by any of the Spinco Companies or any Remainco Affiliate or with respect to which any Spinco Company or Remainco Affiliate has any liability (including contingent liability) (each, an “Remainco Pension Plan”). Except as set forth in Section 2.16(e)(ii) of the Remainco Disclosure Letter, none of the Spinco Companies or any Remainco Affiliate maintains, establishes, sponsors, contributes to, has an obligation to contribute to, or has any Liability with respect to, any: (i) “defined benefit plan” within the meaning of Section 3(35) of ERISA or pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; or (iii) “multiple employer plan” described in Section 413 of the Code, in each case pursuant to which a Spinco Employee is or may become eligible to receive benefits. Except as set forth in Section 2.16(e)(iii) of the Remainco Disclosure Letter, none of the Spinco Companies or any Remainco Affiliate maintains, establishes, sponsors, participates in or contributes, has an obligation to contribute to, or has any Liability with respect to, any defined benefit pension plan that is subject to any Legal Requirement other than any United States federal, state or local Legal Requirement. Except as set forth in Section 2.16(e)(iv) of the Remainco Disclosure Letter, no Remainco Benefit Plan provides, and none of the Spinco Companies or any Remainco Affiliate provides or has an obligation to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Spinco Employee or Former Spinco Employee, except as may be required by COBRA or other applicable Legal Requirement, and there have been no written communications to Spinco Employees or Former Spinco Employees which could reasonably be interpreted to promise or guarantee such employee any post-termination or retiree health, welfare, or life insurance benefits. Each Remainco Benefit Plan may be modified, amended or terminated without the consent of any Person, including any participant therein, except for any Remainco Benefit Plan that is an employment, consulting, severance or similar agreement with a Spinco Employee, Former Spinco Employee or Spinco Independent Contractor.

(f)           With respect to each Remainco Pension Plan, (i) no proceeding has been initiated to terminate such plan; (ii) there has been no “reportable event” (as such term is defined in Section 4043(b) of ERISA); (iii) other than benefit accruals under such Remainco Pension Plan in the ordinary course, no liability under Title IV or Section 302 of ERISA has been incurred by any Spinco Company or any Remainco Affiliate that has not been satisfied in full, and no condition exists that presents a risk to any Spinco Company or any Remainco Affiliate of incurring any such liability; (iv) except as set forth in Section 2.16(f)(iv) of the Remainco Disclosure Letter, such plan’s benefit liabilities under Section 4001(a)(16) of ERISA do not exceed the current value of such plan’s assets, determined in accordance with the assumptions used for funding the plan pursuant to Section 412 and Section 430 of the Code for the applicable plan year; (v) no plan has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed year; (vi) each required installment or any other payment required under Section 412 of the Code or Section 303 of ERISA has been made before the applicable due date; (vii) no plan has applied for or received a waiver of the minimum funding standards or an extension of any amortization period within the meaning of Section 412 of the Code or Sections 302 or 303 of ERISA; (viii) there are no funding-based limitations (within the meaning of Section 436 of the Code) currently in effect; and (ix) such Remainco Pension Plan is not, and is not expected to be, in “at risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code). There has been no imposition of a lien upon property or rights to property of any Spinco Company or any Remainco Affiliate pursuant to Section 430(k) of the Code or Section 303(k) of ERISA.

(g)           None of the Spinco Companies or any Remainco Affiliate has been a party to, a sponsoring employer of, or otherwise is under any liability with respect to, any retirement or pension scheme where benefits are not money purchase benefits, as defined in section 181 of the UK Pension Schemes Act 1993, and, during the last six years, none of the Spinco Companies or any Remainco Affiliate has been connected with or an associate of (as those terms are used in the UK Pensions Act 2004) any employer that provides defined benefits. Each Spinco Company or Remainco Affiliate with employees located in the UK has at all times during the last six years materially complied with its automatic enrolment obligations under the UK Pensions Act 2008. To the Knowledge of Remainco, within the last six years, no notifiable event (as that term is defined in the UK Pensions Act 2004) has occurred in relation to any defined benefit pension plan sponsored by any Spinco Company or any Remainco Affiliate and, except as set forth in Section 2.16(g) of the Remainco Disclosure Letter, the consummation of the Merger and the other Contemplated Transactions will not constitute a notifiable event. No contribution notice, financial support direction or warning notice (as those terms are defined in the UK Pensions Act 2004) has been issued or threatened to be issued by the Pensions Regulator in relation to any defined benefit plan sponsored by any Spinco Company or any Remainco Affiliate.

(h)           Except as set forth in Section 2.16(h) of the Remainco Disclosure Letter, none of the Spinco Companies has any obligation to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for taxes payable pursuant to Section 409A of the Code.

(i)             Except as would not reasonably be expected to result in material liability to the RMT Partner Companies (as Affiliates of the Spinco Companies on and after the Effective Time) or any of the Spinco Companies or the imposition of Tax on any Spinco Employee or Spinco Independent Contractor under Section 409A(a)(1)(B) of the Code, each Remainco Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A of the Code) has been operated in compliance with Section 409A of the Code and has complied with applicable documentary requirements of Section 409A of the Code.

(j)            Except as set forth in Section 2.16(j) of the Remainco Disclosure Letter, none of the execution or delivery of this Agreement or the other Transaction Documents, the consummation of the Merger or any of the other Contemplated Transactions will, either alone or in conjunction with any other event: (i) entitle any Spinco Employee, Former Spinco Employee or Spinco Independent Contractor to any payment or benefit (or result in the funding of any such payment or benefit); (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any Spinco Employee, Former Spinco Employee or Spinco Independent Contractor; (iii) accelerate the time of payment, funding or vesting of amounts due to any Spinco Employee, Former Spinco Employee or Spinco Independent Contractor; or (iv) result in any payment under any of the Remainco Benefit Plans or any other arrangement that would not be deductible under Section 280G of the Code). Except as set forth in Section 2.16(j) of the Remainco Disclosure Letter or as would not reasonably be expected to result in material liability to Remainco or any of the Spinco Companies, each material Remainco Benefit Plan that primarily covers Spinco Employees based outside of the United States and/or that is subject to any Legal Requirement other than United States federal, state or local Legal Requirement (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance with all applicable Legal Requirement; (ii) if required to be registered or approved by a non-U.S. Governmental Body, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of Remainco, no event has occurred since the date of the most recent approval or application therefor relating to any such plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; and (iv) if required to be fully funded or fully insured, is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Legal Requirement. With respect to each Remainco Governmental Plan, (i) Remainco and the Remainco Affiliates have complied in all material respects with the requirements thereof and (ii) no liability has been incurred by Remainco or any Remainco Affiliates with respect thereto that has not been satisfied in full (other than with respect to amounts for which the due date without penalty has not yet occurred).

(k)           Except as set forth in Section 2.16(k) of the Remainco Disclosure Letter, no notice, Governmental Authorization or consultation obligations with respect to any Spinco Employees, or any trade union, works council, staff association or other employee representative body or any Collective Bargaining Agreement, will be a condition precedent to, or triggered by, the execution of this Agreement or the other Transaction Documents or the consummation of the Merger or the other Contemplated Transactions.

(l)            Except as set forth in Section 2.16(l) of the Remainco Disclosure Letter or as would not reasonably be expected to result in material liability to Remainco or any of its Subsidiaries or any Spinco Company, Remainco and its Affiliates, including the Spinco Companies, are in compliance in all material respects with all Legal Requirement relating to terms and conditions of employment, employment practices, wages, hours of work and other labor related matters with respect to the Spinco Employees. Spinco has verified that each Spinco Employee is legally authorized to work in the jurisdiction where he or she is located. Except as set forth in Section 2.16(l) of the Remainco Disclosure Letter, there is, and since January 1, 2019, there has been, no pending or, to the Knowledge of Remainco, threatened charge, complaint, lawsuit, arbitration, audit, investigation, grievance or other Legal Proceeding brought by or on behalf of, or otherwise involving, any current or former employee, any independent contractor, any person alleged to be a current or former employee, any applicant for employment, any class of the foregoing, or any Governmental Body, that concerns the labor or employment practices or working conditions of the Spinco Companies or the Spinco Business.

(m)          Except as set forth in Section 2.16(m) of the Remainco Disclosure Letter or as would not reasonably be expected to result in material liability to Remainco or any of the Spinco Companies, (i) as of the date of this Agreement, none of the Spinco Companies is a party to any Collective Bargaining Agreement and there are no labor organizations, employee representatives or works councils representing, purporting to represent or, to the Knowledge of Remainco, seeking to represent any employees of any of the Spinco Companies; (ii) since January 1, 2019, there has not been any material strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Spinco Companies or any of their employees; (iii) as of the date of this Agreement, there are no pending, and, to the Knowledge of Remainco, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action or picketing; (iv) there is no material claim or grievance pending or, to the Knowledge of Remainco, threatened against any Spinco Company arising under any Collective Bargaining Agreement; and (v) there are no labor or contractual claims that may be asserted by any labor organization, employee representative or works council that could prevent, materially delay or materially impair the consummation of the Merger or any of the other Contemplated Transactions or otherwise have a Spinco Material Adverse Effect.

(n)          All contributions (including all employer contributions and employee salary reduction contributions), premium payments and other payments required to be made in respect of any Remainco Benefit Plan and any Remainco Governmental Plan, under the terms of any such Remainco Benefit Plan or Remainco Government Plan, related funding arrangement or in accordance with applicable Legal Requirement, have been paid within the time so prescribed or have been properly accrued in accordance with GAAP, except as would not reasonably be expected to result in material liability to the RMT Partner Companies (as Affiliates of the Spinco Companies on and after the Effective Time) or any of the Spinco Companies.

(o)          Section 2.16(o) of the Remainco Disclosure Letter sets forth the name (or anonymous identifier, to be supplemented with names upon Closing) of each Spinco Employee as of the date hereof, and indicates for each such employee, that employee’s hourly wage or annual salary (as applicable), exemption status, location of work, any other compensation payable (including pursuant to short term bonus, incentive or commission arrangements), date of hire, position and whether the employee is on leave and, if so, the type of leave and anticipated return date.

(p)          To the Knowledge of Remainco, since January 1, 2018, (i) no allegations of sexual or other harassment or misconduct have been made against any member of Spinco senior management, and (ii) no Legal Proceeding is pending or threatened, and no settlement agreement has been entered into, with respect to the Spinco Companies involving allegations of sexual or other harassment or misconduct by any Spinco Employee, in each case, that individually or in the aggregate, are material to the Spinco Companies, taken as a whole, or the Spinco Business.

(q)           Except as set forth on Section 2.16(q) of the Remainco Disclosure Letter, since January 1, 2018, the Spinco Companies have not implemented any employee layoffs or plant closings that would implicate the Worker Adjustment and Retraining Notification Act or any similar Legal Requirement (collectively, the “WARN Act”). No Spinco Company has outstanding WARN Act liability. Section 2.16(q) of the Remainco Disclosure Letter, which shall be supplemented through Closing, further contains an accurate and complete list of all employees who experience an “employment loss” (as defined in the WARN Act) during the ninety (90) days prior to the Closing Date, listing for each such employee the date and nature of the employment loss and the employee’s position and work location.

(r)           Since January 1, 2016, no Spinco Employee has previously transferred to a Spinco Company, Remainco Affiliate or the Spinco Business pursuant to the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 or equivalent or similar local Legal Requirement, and there are no such transferred employees who prior to such transfer participated in a defined benefit pension scheme that made provision for benefits other than related to old age, invalidity or on death where such benefits transferred to such Spinco Company, Remainco Affiliate or the Spinco Business.

(s)           To the Knowledge of Remainco, each Spinco Company and Remainco Affiliate is in material compliance with SARS-CoV-2 or COVID-19 health and safety laws and material SARS-CoV-2 or COVID-19 national and/or public health guidance with respect to employees and workplaces, including any obligation to carry out a workplace risk assessment and/or consult employees or their representatives on SARS-CoV-2 or COVID-19 health and safety matters, in each case with respect to the Spinco Business, except for such failures to comply that, individually or in the aggregate, would not reasonably be expected to have a Spinco Material Adverse Effect.

(t)            Each Remainco Option has been granted with an exercise price greater than or equal to the fair market value of the underlying Remainco Common Stock as of the date of grant, and no Remainco Option is subject to Section 409A of the Code.

2.17        Environmental Matters; Product Liability.

(a)           Each of Remainco and its Subsidiaries (to the extent related to the Spinco Business) and the Spinco Companies is, and at all times since January 1, 2018 has been, in compliance with all Environmental Laws applicable to the Spinco Business and, to the Knowledge of Remainco, no capital or other expenditure (other than as provided in the Spinco Business Unaudited Financial Data) is required to achieve or maintain such compliance, except where any failure to comply or expenditure would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. None of Remainco or any of its Subsidiaries (to the extent related to the Spinco Business) or any of the Spinco Companies has received any written notice, demand, request for information, Order or claim alleging that it is in violation of, or may have any liability under, any Environmental Law applicable to the Spinco Business, except for any such notice, demand, request, Order or claim that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. There is no Legal Proceeding pending or, to the Knowledge of Remainco, threatened by any Person alleging any violation of or liability under any Environmental Law affecting the Spinco Assets, the Spinco Business or the Spinco Companies that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. There has been no Release or threatened Release of, or exposure to, any Hazardous Materials on, at, under or from any Spinco Assets or any other real property currently or formerly owned, leased or operated by any of the Spinco Companies or, to the Knowledge of Remainco, at any location to which Hazardous Materials generated by any of the Spinco Companies were sent for treatment, recycling, storage or disposal in a manner that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. None of Remainco (to the extent relating to the Spinco Companies, the Spinco Business or Spinco Assets) or any of the Spinco Companies has any Environmental Liabilities (including any Environmental Liabilities retained or assumed contractually or by operation of any Legal Requirement) that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(b)           Section 2.17(b)(i) of the Remainco Disclosure Letter sets forth a true, correct and complete description of all instances of the use of asbestos or silica in products manufactured, marketed, distributed or sold by Remainco or any of its Subsidiaries (to the extent related to the Spinco Business), any of the Spinco Companies or the Spinco Business or any of their respective predecessors. Section 2.17(b)(ii) of the Remainco Disclosure Letter sets forth a description, as of the date hereof, of all Legal Proceedings pending or, to the Knowledge of Remainco, threatened against the Remainco or any of its Subsidiaries (to the extent related to the Spinco Business), any of the Spinco Companies or the Spinco Business or any of their respective predecessors related to asbestos or silica-containing products or any repairs or removals required as a result of, in connection with or arising out of such products (the “Remainco Asbestos Proceedings”). Section 2.17(b)(ii) of the Remainco Disclosure Letter sets forth a true, correct and complete list of (i) all Contracts related to the acquisition or disposition of any business or division (or portion thereof), other M&A transaction or any material asset or property pursuant to which Remainco or any of its Subsidiaries is required to indemnify or hold harmless any Person with respect to any Environmental Liability or Remainco Asbestos Liability that relates to the Spinco Business or the Spinco Companies or any of their respective predecessors or otherwise pay for any such liability and (ii) any individual payments made by Remainco or any of its Subsidiaries pursuant to such Contracts since January 1, 2018 in excess of $1,000,000. “Remainco Asbestos Liability” means any liability or obligation related to asbestos or silica-containing products actually or allegedly manufactured, marketed, distributed or sold by Remainco, any of its Subsidiaries (including the Spinco Companies) or the Spinco Business or any of their respective predecessors prior to the Closing and arising out of asbestos or silica actually or allegedly contained in such products. Section 2.17(b)(iii) of the Remainco Disclosure Letter sets forth a true, correct and complete list of all Contracts or insurance policies pursuant to which Remainco or any of its Subsidiaries is entitled to indemnification or defense from any Person with respect to any Environmental Liability or Remainco Asbestos Liability that relates to the Spinco Business or the Spinco Companies or their respective predecessors (the “Remainco Environmental and Asbestos Indemnification Agreements”). Neither (1) the execution, delivery or performance of this Agreement or the other Transaction Documents nor (2) the consummation of the Merger or any of the other Contemplated Transactions, will, directly or indirectly (with or without notice or lapse of time): contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Remainco Environmental and Asbestos Indemnification Agreement, or give any Person the right to: (A) declare a default or exercise any remedy under any such Remainco Environmental and Asbestos Indemnification Agreement; (B) accelerate the maturity or performance of any such Remainco Environmental and Asbestos Indemnification Agreement; (C) cancel, terminate or modify any right, benefit, obligation or other term of any such Remainco Environmental and Asbestos Indemnification Agreement or (D) receive any termination fee or material right or benefit under any such Remainco Environmental and Asbestos Indemnification Agreement. Each of the Remainco Environmental and Asbestos Indemnification Agreements constitutes a Spinco Asset freely transferrable to Spinco or one of the Spinco Companies (if not already held by them) in the Contemplated Transactions, is valid and in full force and effect, is enforceable in accordance with its terms and will provide funds that, to the Knowledge of Remainco, will be sufficient to cover all current and future Remainco Asbestos Liabilities (including liabilities and obligations relating to the Remainco Asbestos Proceedings) and all material Environmental Liabilities of the Spinco Business and the Spinco Companies and their respective predecessors. Neither Remainco nor any of its Subsidiaries has violated or breached in any material respect, or committed any default in any material respect under, any Remainco Environmental and Asbestos Indemnification Agreement and to the Knowledge of Remainco, no other Person has violated or breached in any material respect, or committed any default in any material respect under, any Remainco Environmental and Asbestos Indemnification Agreement. Since January 1, 2018, there have been no material disputes with the counterparties under any Remainco Environmental and Asbestos Indemnification Agreement, including with respect to the enforceability of any such Contract or the scope of the indemnification obligations thereunder.

(c)           Since January 1, 2016, except as, individually or in the aggregate, had or reasonably be expected to have, a Spinco Material Adverse Effect, all products sold or distributed or services provided by the Spinco Business or the Spinco Companies have complied (i) in the case of products sold or distributed or services provided pursuant to any Contract or warranty, all warranties set forth in the applicable terms and conditions thereof, (ii) in the case of products otherwise sold or distributed or services provided, all applicable warranties related to such product or services and (iii) all applicable Legal Requirement. None of the Spinco Companies or the Spinco Business have any liability for replacement or repair or for other damages relating to or arising from any goods or services rendered, in each case, since January 1, 2016, by the Spinco Companies or the Spinco Business, except as, individually or in the aggregate, had or reasonably be expected to have, a Spinco Material Adverse Effect. Since January 1, 2018, none of Remainco or any of its Subsidiaries (to the extent related to the Spinco Business), the Spinco Companies or the Spinco Business has been subject to any Legal Proceeding, or to the Knowledge of Remainco, any threatened Legal Proceeding, relating to or resulting from an alleged defect in design, manufacture, materials or workmanship of any product designed, developed, manufactured sold or distributed by or on behalf of Remainco or any of its Subsidiaries or any alleged failure to warn, or any alleged breach of implied warranties or representations, except as, individually or in the aggregate, had or reasonably be expected to have, a Spinco Material Adverse Effect.

2.18        Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, each insurance policy and self-insurance program and arrangement relating to the Spinco Business and the Spinco Companies is binding and in full force and effect as of the date of this Agreement. With respect to each such insurance policy, and except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, (i) all premiums with respect thereto are currently paid; (ii) none of the Remainco Companies is in breach or default and, to the Knowledge of Remainco, no event has occurred which, with notice or lapse or time, would constitute a breach or default or permit termination or modification of the policy; (iii) none of the Remainco or any of the Spinco Companies has received any written notice of cancellation or non-renewal of the policy; and (iv) the consummation of the Contemplated Transactions will not cause a breach, termination or modification of the policy.

2.19        Legal Proceedings; Orders.

(a)           Except as set forth in Section 2.19(a) of the Remainco Disclosure Letter, there is no material pending and served Legal Proceeding (including pursuant to Environmental Law) affecting the Spinco Assets, the Spinco Business or the Spinco Companies, or (to the Knowledge of Remainco) any pending but not served Legal Proceeding affecting the Spinco Assets, the Spinco Business or the Spinco Companies, and no Person has threatened in writing or, to the Knowledge of Remainco, orally, to commence any material Legal Proceeding affecting the Spinco Business.

(b)           There is no material Order (including pursuant to Environmental Law) to which any of the Spinco Companies or any of the Spinco Assets is subject. To the Knowledge of Remainco, no officer or other key employee of any of the Spinco Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Spinco Business.

2.20        Customers, Distributors, Suppliers and Licensors.

(a)           Section 2.20(a) of the Remainco Disclosure Letter sets forth a correct and complete list of the twenty (20) largest customers of Spinco Business on a consolidated basis, based on revenues generated during the 12 month period ended December 31, 2020 (the “Spinco Top Customers”), and the amount of revenues attributable to each such Spinco Top Customer during that period.

(b)           Section 2.20(b) of the Remainco Disclosure Letter sets forth a correct and complete list of the top twenty (20) suppliers of equipment, consumables, products, raw materials or components to the Spinco Business, on a consolidated basis, based on expenditures made during the 12 month period ended December 31, 2020 (the “Spinco Top Suppliers”), and the amount of the expenditures attributable to each such Spinco Top Supplier during that period.

(c)           Section 2.20(c) of the Remainco Disclosure Letter sets forth a correct and complete list of the top seventeen (17) distributors to the Spinco Business, on a consolidated basis, based on sales of products made during the 12 month period ended December 31, 2020 (the “Spinco Top Distributors”), and the amount of the sales attributable to each such Spinco Top Distributor during that period.

(d)           Section 2.20(d) of the Remainco Disclosure Letter sets forth a correct and complete list of the top five (5) suppliers of manufacturing services to the Spinco Business, on a consolidated basis, based on expenditures made during the 12 month period ended December 31, 2020 (the “Spinco Top Service Providers”), and the amount of the expenditures attributable to each such Spinco Top Service Provider during that period.

(e)           Since January 1, 2020, none of Remainco or any of its Subsidiaries (including the Spinco Companies) has received, from any Spinco Top Customer, Spinco Top Supplier, Spinco Top Service Provider or Spinco Top Distributor, written communications (i) terminating, not renewing or materially reducing (or stating the intent to terminate, not renew or materially reduce), or materially altering the terms (or stating the intent to materially alter the terms) of such Spinco Top Customer’s, Spinco Top Supplier’s, Spinco Top Distributor’s or Spinco Top Service Provider’s relationship with Remainco or any of its Subsidiaries (including the Spinco Companies) or (ii) indicating a material breach of the terms of any Contracts with such Spinco Top Customer, Spinco Top Supplier or Spinco Top Service Provider or Spinco Top Distributor, in each case, except as, individually or in the aggregate, has not been and would not reasonably be expected to be, material and adverse to the Spinco Companies, taken as a whole.

2.21        Ownership of RMT Partner Common Stock. Neither Remainco nor any of its Subsidiaries owns any shares of capital stock of RMT Partner or any of its Subsidiaries. Neither Remainco nor Spinco is, or will become prior to the Effective Time, a “significant shareholder” or an “interested stockholder” with respect to RMT Partner within the meaning of Sections 180.1130(11) and 180.1140(8), respectively, of the WBCL).

2.22        Vote Required. The affirmative vote of the holders of a majority of the voting power of the outstanding shares of Spinco Common Stock is the only vote of the holders of shares of Spinco Common Stock necessary to adopt this Agreement or approve the Contemplated Transactions. The affirmative vote of the holders of a majority of the voting power of the outstanding shares of Remainco Common Stock is the only vote of the holders of shares of Remainco Common Stock necessary to approve the Contemplated Transactions (the “Required Remainco Stockholder Vote”).

2.23        Financial Advisor. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Remainco or any of its Subsidiaries, other than any broker, finder or investment banker whose fees will be paid for by Remainco.

2.24        Takeover Statutes. As of the date of this Agreement, there is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which Remainco or any of its Subsidiaries is a party or otherwise is bound. The Contemplated Transactions are and, as of the Closing, shall be exempt from any such stockholder rights plan, “poison pill,” anti-takeover plan or other similar device adopted prior to the Closing to which Remainco or any of its Subsidiaries is a party or otherwise is bound. No “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested stockholder,” “stockholder protection” or other similar anti-takeover law applicable to Remainco or Spinco enacted under Legal Requirement applies to this Agreement, the Merger or any other Contemplated Transactions.

2.25        Acknowledgement by Remainco and Spinco. Neither Remainco nor Spinco is relying or has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article III. The representations and warranties by RMT Partner and Merger Sub contained in Article III constitute the sole and exclusive representations and warranties of RMT Partner, the RMT Partner Companies and their respective Representatives in connection with the Contemplated Transactions, and each of Remainco and Spinco understand, acknowledge and agree that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by RMT Partner and Merger Sub. Without limiting the generality of the foregoing, each of Remainco and Spinco acknowledges that, except for the representations and warranties of RMT Partner and Merger Sub contained in Article III, no representations or warranties are made by RMT Partner or Merger Sub or their respective Representatives with respect to the accuracy or completeness of any information, documents or other materials (including any such materials contained in any data room or otherwise reviewed by Remainco or Merger Sub or any of their respective Representatives) or any management presentations that have been or shall hereafter be provided to Remainco or Merger Sub or any of their respective Representatives.

2.26        Spinco. Spinco was formed solely for the purpose of engaging in the Contemplated Transactions and it has not engaged in any business activities or conducted any operations other than in connection with the Contemplated Transactions.

2.27        Remainco Financing and Spinco Financing.

(a)          Remainco Financing.

(i)          On or prior to the date of this Agreement, Remainco has delivered to RMT Partner true, complete and fully executed copies of the Remainco Commitment Letter. As of the date of this Agreement, (i) the Remainco Commitment Letter has not been amended, waived or modified in any respect; (ii) the respective commitments contained in the Remainco Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect; and (iii) to the Knowledge of Remainco, no amendment, modification, withdrawal or rescission to or of the Remainco Commitment Letter is currently contemplated other than any amendment or modification to the Remainco Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) who had not executed the Remainco Commitment Letter as of the date of this Agreement, or to correct ministerial mistakes. As of the date of this Agreement, except for the Remainco Commitment Letter, there are no side letters or other contracts, instruments or other commitments, obligations or arrangements (whether written or oral) related to any portion of the funding of the full amount of the Remainco Financing to which Remainco or any of its Affiliates is a party, that would (v) impair the enforceability of the Remainco Commitment Letter, (w) reduce the aggregate amount of any portion of the Remainco Financing such that the aggregate amount of the Remainco Financing would be below the amount required to refinance the Remainco Debt Facilities, (x) impose new or additional conditions precedent to the Remainco Financing, (y) otherwise modify any of the conditions precedent to the Remainco Financing in a manner adverse to Remainco or (z) reasonably be expected to prevent, impair or delay the consummation of the Remainco Financing.

(ii)         As of the date of this Agreement, the Remainco Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Remainco, and, to the Knowledge of Remainco, the other parties thereto, enforceable against Remainco, and to the Knowledge of Remainco, each of the other parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. As of the date of this Agreement, assuming (A) compliance by RMT Partner with the covenants and obligations contained in this Agreement, the Separation Agreement and the other Transaction Documents and (B) the accuracy of the representations and warranties made by RMT Partner in this Agreement, (i) no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Remainco, its Affiliates or, to the Knowledge of Remainco, any other party to the Remainco Commitment Letter under any term or condition of the Remainco Commitment Letter or would result in any portion of the financing contemplated thereby being unavailable or delayed, (ii) Remainco is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Remainco in the Remainco Commitment Letter inaccurate in any material respect, and (iii) assuming satisfaction or waiver of the conditions set forth in Articles VI and VII, Remainco has no reason to believe that any of the conditions precedent set forth in the Remainco Commitment Letter will fail to be timely satisfied or that the Remainco Financing will not be available at the Closing. Remainco has fully paid any and all commitment fees, any other fees or any other amounts required by the Remainco Commitment Letter to be paid on or before the date of this Agreement and will continue to pay in full any such amounts required to be paid pursuant to the terms of the Remainco Commitment Letter as and when they become due and payable on or prior to the Closing Date. Assuming (1) the Remainco Financing is funded in accordance with the Remainco Commitment Letter, (2) compliance by RMT Partner with the covenants and obligations contained in this Agreement, the Separation Agreement and the other Transaction Documents and (3) the accuracy of the representations and warranties made by RMT Partner in this Agreement, the aggregate proceeds from the Remainco Financing will be sufficient to refinance the Remainco Debt Facilities and any other amounts required to be paid by Remainco in connection with the transactions contemplated by this Agreement, including the payment of all related fees and expenses. Other than as set forth in the Remainco Commitment Letter, there are no conditions precedent to the funding of the full amount of the Remainco Financing. As of the date of this Agreement, assuming (I) compliance by RMT Partner with the covenants and obligations contained in this Agreement, the Separation Agreement and the other Transaction Documents and (II) the accuracy of the representations and warranties made by RMT Partner in this Agreement, Remainco (x) is not aware of any fact, occurrence or condition that would cause the commitments provided in the Remainco Commitment Letter to be terminated or to become ineffective and (y) has no reason to believe that any of the conditions to the Remainco Financing (which are within its control) will not be satisfied on a timely basis or that the Remainco Financing will not be available to Remainco immediately prior to the Distributions. Notwithstanding anything to the contrary herein, the parties hereto agree that it shall not be a condition to the obligation of Remainco to effect the Closing for Remainco to obtain the Remainco Financing or the Alternative Remainco Financing.

(iii)        Upon the consummation of the Contemplated Transactions and the other Transaction Documents, Remainco will be Solvent.

(b)          Spinco Financing.

(i)           On or prior to the date of this Agreement, Spinco has delivered to RMT Partner true, complete and fully executed copies of the Spinco Commitment Letter. As of the date of this Agreement, (i) the Spinco Commitment Letter has, to the Knowledge of Remainco, not been amended, waived or modified in any respect; (ii) the respective commitments contained in the Spinco Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect; and (iii) to the Knowledge of Spinco, no amendment, modification, withdrawal or rescission to or of the Spinco Commitment Letter is currently contemplated other than any amendment or modification to the Spinco Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) who had not executed the Spinco Commitment Letter as of the date of this Agreement, or to correct ministerial mistakes. As of the date of this Agreement, except for the Spinco Commitment Letter, there are no side letters or other contracts, instruments or other commitments, obligations or arrangements (whether written or oral) related to any portion of the funding of the full amount of the Spinco Financing to which Spinco or any of its Affiliates is a party, that would (v) impair the enforceability of the Spinco Commitment Letter, (w) reduce the aggregate amount of any portion of the Spinco Financing such that the aggregate amount of the Spinco Financing, together with cash available to Spinco of up to $2,500,000, would be below the amount required to fund the Cash Payment as contemplated by this Agreement and the Separation Agreement, (x) impose new or additional conditions precedent to the Spinco Financing, (y) otherwise modify any of the conditions precedent to the Spinco Financing in a manner adverse to Spinco or (z) reasonably be expected to prevent, impair or delay the consummation of the Spinco Financing.

(ii)          As of the date of this Agreement, the Spinco Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Spinco, and, to the Knowledge of Spinco, the other parties thereto, enforceable against Spinco, and to the Knowledge of Spinco, each of the other parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. As of the date of this Agreement, assuming (A) compliance by RMT Partner with the covenants and obligations contained in this Agreement, the Separation Agreement and the other Transaction Documents and (B) the accuracy of the representations and warranties made by RMT Partner in this Agreement, (i) no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Spinco, its Affiliates or, to the Knowledge of Spinco, any other party to the Spinco Commitment Letter under any term or condition of the Spinco Commitment Letter or would result in any portion of the financing contemplated thereby being unavailable or delayed, (ii) to the Knowledge of Remainco, Spinco is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Spinco in the Spinco Commitment Letter inaccurate in any material respect, and (iii) assuming satisfaction or waiver of the conditions set forth in Articles VI and VII of this Agreement, to the Knowledge of Remainco, Spinco has no reason to believe that any of the conditions precedent set forth in the Spinco Commitment Letter will fail to be timely satisfied or that the Spinco Financing will not be available at the Closing. Assuming (1) the Spinco Financing is funded in accordance with the Spinco Commitment Letter, (2) compliance by RMT Partner with the covenants and obligations contained in this Agreement, the Separation Agreement and the other Transaction Documents and (3) the accuracy of the representations and warranties made by RMT Partner in this Agreement, the aggregate proceeds from the Spinco Financing, together with cash available to Spinco of up to $2,500,000, will be sufficient to fund the Cash Payment as contemplated by this Agreement and the Separation Agreement. Other than as set forth in the Spinco Commitment Letter, there are no conditions precedent to the funding of the full amount of the Spinco Financing. As of the date of this Agreement, assuming (I) compliance by RMT Partner with the covenants and obligations contained in this Agreement, the Separation Agreement and the other Transaction Documents and (II) the accuracy of the representations and warranties made by RMT Partner in this Agreement, Spinco (x) is not aware of any fact, occurrence or condition that would cause the commitments provided in the Spinco Commitment Letter to be terminated or to become ineffective and (y) has no reason to believe that any of the conditions to the Spinco Financing (which are within its control) will not be satisfied on a timely basis or that the Spinco Financing will not be available to Spinco immediately prior to the Distributions. Notwithstanding anything to the contrary herein, the parties hereto agree that it shall not be a condition to the obligation of Remainco or Spinco to effect the Closing for Spinco to obtain the Spinco Financing or the Alternative Spinco Financing.

(iii)        Assuming (I) compliance by RMT Partner with the covenants and obligations contained in this Agreement, the Separation Agreement and the other Transaction Documents and (II) the accuracy of the representations and warranties made by RMT Partner in this Agreement, upon the consummation of the Contemplated Transactions and the other Transaction Documents, Spinco will be Solvent.

2.28        Data Privacy and Information Security.

(a)           The Spinco Companies have established a Spinco Information Security Program that is appropriately implemented and maintained, and there have been no material violations of the Spinco Information Security Program. The Spinco Companies have assessed and tested its Spinco Information Security Program on a no less than annual basis; remediated all critical, high and medium risks and vulnerabilities; and the Spinco Information Security Program has proven sufficient and compliant with Spinco Privacy Requirements in all material respects. The Spinco IT Systems currently used by the Spinco Companies are in good working condition, do not contain any Malicious Code or defect, and operate and perform as necessary to conduct the Spinco Business. All Spinco Company Data will continue to be available for Processing by the Spinco Companies following the Closing on substantially the same terms and conditions as existed immediately before the Closing.

(b)           The Spinco Companies and, to the Knowledge of Remainco, with respect to the Processing of Spinco Company Data, its Spinco Data Processors, comply and have materially complied at all times with Spinco Company Privacy Policies and the Spinco Privacy Requirements. Except for disclosures of Personal Data permitted under Spinco Privacy Requirements, the Spinco Companies have not sold (as defined by the California Consumer Privacy Act, Cal. Civ. Code § 1798.100, et seq.) or rented, and do not sell or rent, any Personal Data to Persons or other third parties. To the Knowledge of Remainco, neither the execution, delivery or performance of this Agreement nor any of the other agreements contemplated by this Agreement, nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements violate any Spinco Privacy Requirements or Spinco Company Privacy Policies. Where the Spinco Companies use a Spinco Data Processor to Process Personal Data, the Spinco Data Processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, and security measures, and has agreed to comply with those obligations in a manner sufficient for the Spinco Companies’ compliance with Spinco Privacy Requirements.

(c)           The Spinco Companies and, to the Knowledge of Remainco, its Spinco Data Processors have not suffered a Data Breach requiring a notification to any Person or Governmental Body under Spinco Privacy Requirements, and have not been adversely affected by any Malicious Code or denial-of-service attacks on any Spinco IT Systems. The Spinco Companies have not received a written notice (including any enforcement notice), letter or complaint from a Governmental Body or any Person alleging noncompliance or potential noncompliance with any Spinco Privacy Requirements or Spinco Company Privacy Policies and have not been subject to any Legal Proceeding relating to noncompliance or potential noncompliance with Spinco Privacy Requirements or the Spinco Companies’ Processing of Personal Data. The Spinco Companies are not in breach or default of any Contracts relating to its Spinco IT Systems or to Spinco Company Data and do not transfer Personal Data internationally except where such transfers materially comply with Spinco Privacy Requirements and Spinco Company Privacy Policies.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF RMT PARTNER AND MERGER SUB

Except as set forth (a) in the part or subpart of the RMT Partner Disclosure Letter corresponding to the particular Section or subsection in this Article III in which such representation and warranty appears; (b) in any other part or subpart of the RMT Partner Disclosure Letter to the extent it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other representation and warranty; and (c) other than with respect the representations and warranties in Section 3.3 (Capitalization), Section 3.4 (Authority; Binding Nature of Agreement), Section 3.5 (Non-Contravention; Consents), Section 3.22 (Vote Required), Section 3.23 (Financial Advisor), Section 3.24 (Valid Issuance) and Section 3.25 (Takeover Statutes), any information set forth in the RMT Partner SEC Documents filed on the SEC’s EDGAR database on or after January 1, 2019 and publicly available prior to the date of this Agreement (but excluding any supplements or amendments thereto to the extent such supplement or amendment is not publicly filed prior to the date hereof) to the extent it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty, other than information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” and any other information or statement set forth therein that is primarily cautionary, predictive or forward-looking in nature, each of RMT Partner and Merger Sub hereby represents and warrants to Remainco as follows:

3.1         Subsidiaries; Due Organization.

(a)           Section 3.1(a) of the RMT Partner Disclosure Letter identifies, as of the date hereof, each Entity that is a Subsidiary of RMT Partner and indicates its jurisdiction of organization.

(b)           Each of the RMT Partner Companies is (or, if formed after the date of this Agreement, shall be at the Effective Time) a corporation or other business organization duly organized and validly existing. Each of the RMT Partner Companies is (or, if formed after the date of this Agreement, shall be at the Effective Time) in good standing (to the extent that the laws of the jurisdiction of its formation recognize the concept of good standing) under the laws of the jurisdiction of its formation, and has (or, if formed after the date of this Agreement, shall have at the Effective Time) all necessary corporate or other entity right, power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which such assets are currently owned and used; and (iii) to perform its obligations under all material Contracts by which it is bound, other than in the case of clauses (i) through (iii) as, individually or in the aggregate, has not had and would not reasonably be expected to have a RMT Partner Material Adverse Effect.

(c)           Each of the RMT Partner Companies is (or, if formed after the date of this Agreement, shall be at the Effective Time) qualified to do business as a foreign corporation, and is (or, if formed after the date of this Agreement, shall be at the Effective Time) in good standing (to the extent that the laws of the applicable jurisdiction recognize the concept of good standing), under the laws of all jurisdictions where the nature of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had would not reasonably be expected to have a RMT Partner Material Adverse Effect.

(d)           Except as permitted after the date of this Agreement pursuant to Section 4.3, there are no outstanding or existing (A) securities of any of the RMT Partner Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of any of the RMT Partner Subsidiaries; (B) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any of the RMT Partner Subsidiaries; (C) obligations of any of the RMT Partner Subsidiaries to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any of the RMT Partner Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any RMT Partner Subsidiary; (D) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of any RMT Partner Subsidiary and there are no outstanding stock appreciation rights issued by any RMT Partner Subsidiary with respect to the capital stock or equity interests of any RMT Partner Subsidiary; (E) voting trusts or other agreements or understandings to which any RMT Partner Subsidiary or any of its officers or directors is a party with respect to the voting of capital stock or equity interests of any RMT Partner Subsidiary; or (F) bonds, debentures, notes or other indebtedness of any RMT Partner Subsidiary having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of any RMT Partner Subsidiary may vote.

(e)           All outstanding securities of the RMT Partner Subsidiaries have been issued and granted in compliance in all material respects with: (A) all applicable securities laws and other applicable Legal Requirement and (B) all requirements set forth in applicable Organizational Documents. All of the outstanding shares of capital stock, membership interests or other equity interests, as the case may be, of each of RMT Partner Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable (to the extent applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof. All of the outstanding shares of capital stock, membership interests or other equity interests, as the case may be, of each of RMT Partner Subsidiary are beneficially and of record, directly or indirectly, by RMT Partner or another RMT Partner Subsidiary free and clear of any Encumbrances, other than restrictions under applicable securities laws.

(f)            Except for its interests in the other RMT Partner Subsidiaries, RMT Partner does not own, directly or indirectly, any capital stock or other equity interests in, any Person. None of the RMT Partner Companies has any obligation in connection with any joint venture, investment Contract or similar Contract to contribute or loan any funds to any Person.

(g)           Except as set forth in Section 3.1(g) of the RMT Partner Disclosure Letter: (A) none of the capital stock, membership interests or other securities of any of the RMT Partner Subsidiaries is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right and none of the outstanding securities of any of the RMT Partner Subsidiaries were issued in violation of any preemptive or participation rights; (B) none of the outstanding capital stock, membership interests or other securities of any of the RMT Partner Subsidiaries is subject to any right of first refusal; and (C) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of or from granting any option or similar right with respect to, any capital stock, membership interests or other securities of any of the RMT Partner Subsidiaries. None of the RMT Partner Subsidiaries is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding capital stock, membership interests or other securities of any of the RMT Partner Subsidiaries.

3.2          Certificate of Formation and Other Governing Documents. RMT Partner has delivered or Made Available to Remainco accurate and complete copies of the Organizational Documents of RMT Partner and each of the other RMT Partner Companies that would be considered a “significant subsidiary” (as such term is defined under Regulation S-X promulgated pursuant to the Exchange Act) (to the extent existing as of the date of this Agreement), including all amendments thereto as in effect on the date of this Agreement. RMT Partner and each RMT Partner Subsidiary has complied with its Organizational Documents except for such non-compliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a RMT Partner Material Adverse Effect.

3.3         Capitalization.

(a)           The authorized capital stock of RMT Partner consists of 100,000,000 shares of RMT Partner Common Stock and zero shares of preferred stock (“RMT Partner Preferred Stock”). As of the Specified Time, (i) 40,606,426 shares of RMT Partner Common Stock were issued and outstanding (including 16,280 RMT Partner RSAs); (ii) no shares of RMT Partner Common Stock were held in the treasury of RMT Partner and none were held by any Subsidiary of RMT Partner; (iii) no shares of RMT Partner Preferred Stock were issued and outstanding or held in the treasury of RMT Partner; (iv) 565,626 shares of RMT Partner Common Stock were subject to outstanding RMT Partner SARs; (v) 158,759 shares of RMT Partner Common Stock were subject to outstanding RMT Partner RSUs; and (vi) 85,428 shares of RMT Partner Common Stock were subject to outstanding RMT Partner PSUs, assuming performance at target level. As of the date hereof and as of the Specified Time, all of the outstanding shares of RMT Partner Common Stock have been and will be duly authorized and validly issued, and are and will be fully paid and nonassessable.

(b)           Except for the RMT Partner SARs, RMT Partner RSUs and RMT Partner PSUs referred to in Section 3.3(a) and except as permitted after the date of this Agreement pursuant to Section 4.3, there are no outstanding or existing (A) securities of the RMT Partner or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of RMT Partner; (B) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of RMT Partner; (C) obligations of RMT Partner or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of RMT Partner or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (D) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of RMT Partner and there are no outstanding stock appreciation rights issued by RMT Partner with respect to the capital stock of the RMT Partner; (E) voting trusts or other agreements or understandings to which RMT Partner or any of its officers or directors is a party with respect to the voting of capital stock of RMT Partner or (F) bonds, debentures, notes or other indebtedness of RMT Partner having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of RMT Partner may vote.

(c)           Since the Specified Time, RMT Partner has not issued, granted, delivered, sold, pledged, disposed of or encumbered any shares of its capital stock, except (A) as permitted by Section 4.3 or (B) pursuant to the exercise of RMT Partner SARs described in Section 3.3(a) in accordance with their terms as in effect as of the Specified Time or the vesting of RMT Partner RSUs or RMT Partner PSUs described in Section 3.3(b) in accordance with their terms as in effect as of the Specified Time. Except as permitted after the date hereof pursuant to Section 4.3, there are no employees, directors, independent contractors or other service providers with an offer letter, other employment Contract or other arrangement or Contract that contemplates a grant of options to purchase RMT Partner Common Stock or other equity or equity-based awards with respect to RMT Partner Common Stock, or who has otherwise been promised options to purchase RMT Partner Common Stock or other securities of RMT Partner or other equity or equity-based awards with respect to RMT Partner Common Stock or other securities of RMT Partner, which options or other awards have not been granted as of the Specified Time. All outstanding shares of RMT Partner Common Stock, and all RMT Partner Equity Awards and other outstanding securities of the RMT Partner Companies, have been issued and granted in compliance in all material respects with: (i) all applicable securities laws and other applicable Legal Requirement and (ii) all requirements set forth in applicable Contracts.

3.4          Authority; Binding Nature of Agreement. Each of RMT Partner and Merger Sub have all requisite corporate right, power and authority to enter into and perform their respective obligations under this Agreement, the Separation Agreement and the other Transaction Documents, as applicable, to which it is or will be a party and, subject to obtaining the Required RMT Partner Stockholder Vote and the Required Merger Sub Stockholder Vote, respectively, to consummate the Contemplated Transactions. The RMT Partner Board (at a meeting duly called and held and not subsequently rescinded or modified in any way) and RMT Partner, as the sole stockholder of Merger Sub, have: (a) determined that this Agreement and the Merger are advisable and in the best interests of RMT Partner and its stockholders and (b) authorized and approved the execution, delivery and performance of this Agreement, the Separation Agreement and the other Transaction Documents by RMT Partner and the issuance of shares of RMT Partner Common Stock pursuant to this Agreement; and (c) recommended the approval of the issuance of the RMT Partner Common Stock pursuant to this Agreement for purposes of New York Stock Exchange by the holders of RMT Partner Common Stock and directed that the issuance of such shares be submitted for consideration by RMT Partner’s stockholders at the RMT Partner Stockholders’ Meeting. This Agreement has been duly executed and delivered by RMT Partner and Merger Sub, and, subject to the adoption of this Agreement by RMT Partner as sole stockholder of Merger Sub, and assuming the due authorization, execution and delivery of this Agreement by Remainco and Spinco, this Agreement constitutes a legal, valid and binding obligation of each of RMT Partner and Merger Sub, enforceable against each of RMT Partner and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. The Separation Agreement, the Real Estate Matters Agreement, the Intellectual Property Matters Agreement, the Tax Matters Agreement and the Employee Matters Agreement have been (and the Transition Services Agreement will be as of immediately prior to the Distributions) duly executed and delivered by RMT Partner and its applicable Subsidiaries that are or will be party thereto, and assuming the due authorization, execution and delivery of such agreements by Remainco and its Subsidiaries, each such agreement (or, in the case of each of the Transition Services Agreement will when executed and delivered) constitute a legal, valid and binding obligation of each of RMT Partner or the applicable Subsidiary of RMT Partner party thereto, as applicable, enforceable against each of them party thereto in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

3.5          Non-Contravention; Consents.

(a)          Assuming compliance with the applicable provisions of the WBCL (including the RMT Partner Stockholder Vote), the HSR Act and all applicable foreign Competition Laws and FDI Laws, the listing requirements of the New York Stock Exchange and the requirements of the New York Stock Exchange, except as set forth in Section 3.5 of the RMT Partner Disclosure Letter, neither (1) the execution, delivery or performance of this Agreement or the other Transaction Documents, nor (2) the consummation of the Merger or any of the other Contemplated Transactions, will, directly or indirectly (with or without notice or lapse of time):

(i)          contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of (A) RMT Partner or (B) any of the other RMT Partner Companies;

(ii)         contravene, conflict with or result in a violation of, any Legal Requirement or any Order to which any of the RMT Partner Companies, or any of the assets owned or used by any of the RMT Partner Companies, is subject, except where such contravention, conflict or violation, individually or in the aggregate, would not reasonably be expected to have a RMT Partner Material Adverse Effect;

(iii)         contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the RMT Partner Companies or that otherwise relates to the RMT Partner Business or to any of the assets owned or used by any of the RMT Partner Companies, except where such contravention, conflict, violation, revocation, withdrawal, suspension, cancellation, termination or modification, individually or in the aggregate, would not reasonably be expected to have a RMT Partner Material Adverse Effect;

(iv)        contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any RMT Partner Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any such RMT Partner Material Contract; (B) accelerate the maturity or performance of any such RMT Partner Material Contract (other than any RMT Partner Benefit Plan); or (C) cancel, terminate or modify any right, benefit, obligation or other term of such RMT Partner Material Contract, except where such contravention, conflict, violation or default, individually or in the aggregate, would not reasonably be expected to have a RMT Partner Material Adverse Effect; or

(v)         result in the imposition or creation of any material Encumbrance (other than a Permitted Encumbrance) upon or with respect to any asset owned or used by any of the RMT Partner Companies, except where such contravention, conflict, violation or default, individually or in the aggregate, would not reasonably be expected to have a RMT Partner Material Adverse Effect.

(b)           Except as may be required by the Securities Act, the Exchange Act, state securities laws or “blue sky” laws, the WBCL (including the RMT Partner Stockholder Vote), the HSR Act, all applicable foreign Competition Laws and FDI Laws, and the listing requirements of the New York Stock Exchange, neither RMT Partner nor any of the RMT Partner Companies is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with: (i) the execution, delivery or performance of this Agreement or (ii) the consummation of the Merger or any of the other Contemplated Transactions, except where the failure to make any such filing or give any such notice or to obtain any such Consent would not, individually or in the aggregate, (A) be material to the RMT Partner Companies or (B) prevent or materially impair or materially delay RMT Partner or any of its Subsidiaries from performing any of the Transaction Documents or complying with any of their obligations thereunder or consummating the Contemplated Transactions.

3.6         SEC Filings; Financial Statements.

(a)           RMT Partner has delivered or Made Available to Remainco accurate and complete copies of all registration statements, proxy statements, RMT Partner Certifications and other statements, reports, schedules, forms and other documents filed by RMT Partner with the SEC, including all amendments thereto, since January 1, 2019 (collectively, the “RMT Partner SEC Documents”). All statements, reports, schedules, forms and other documents required to have been filed by RMT Partner or its officers with the SEC since January 1, 2019 have been so filed on a timely basis. None of RMT Partner’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the RMT Partner SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and (ii) none of the RMT Partner SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the RMT Partner SEC Documents required by: (A) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act); or (C) any other rule or regulation promulgated by the SEC or applicable to the RMT Partner SEC Documents (collectively, the “RMT Partner Certifications”) is accurate and complete, and complies as to form in all material respects with all applicable Legal Requirement. As used in the introduction to this Article III and in this Section 3.4, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff.

(b)           The financial statements (including any related notes) contained or incorporated by reference in the RMT Partner SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which will be material); and (iii) fairly present, in all material respects, the consolidated financial position of RMT Partner and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of RMT Partner and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person other than the RMT Partner Companies are required by GAAP to be included in the consolidated financial statements of RMT Partner. There are no comments from the SEC or its staff pending with respect to any statements, reports, schedules, forms or other documents filed by RMT Partner with the SEC that remain outstanding and unresolved. The RMT Partner Companies are not subject to any liabilities of any nature whatsoever (whether accrued, absolute, contingent or otherwise) and whether or not required to be reflected in the latest balance sheet included in the RMT Partner SEC Documents filed with the SEC prior to the date hereof, except for (i) those liabilities that are reflected or reserved for in the latest balance sheet included in the RMT Partner SEC Documents filed with the SEC prior to the date hereof; (ii) liabilities that have been incurred by the RMT Partner Companies since January 2, 2021 in the ordinary course of the RMT Partner business consistent with past practice and are not material to the RMT Partner Companies, taken as a whole, in amount or nature; (iii) liabilities under this Agreement or the Separation Agreement or incurred in connection with the Contemplated Transactions and in compliance with this Agreement and the other Transaction Documents; and (iv) liabilities that are not, individually or in the aggregate, material to the RMT Partner Companies, taken as a whole.

(c)           RMT Partner maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by RMT Partner is reported on a timely basis to the individuals responsible for the preparation of RMT Partner’s filings with the SEC and other public disclosure documents. RMT Partner’s management has completed an assessment of the effectiveness of RMT Partner’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 28, 2019, and such assessment concluded that such internal control system was effective. RMT Partner’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of RMT Partner, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of RMT Partner are being made only in accordance with authorizations of management and directors of RMT Partner and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of RMT Partner’s assets that could have a material effect on its financial statements.

(d)           RMT Partner has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to RMT Partner’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect RMT Partner’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management other employees who have a significant role in RMT Partner’s internal control over financial reporting.

(e)           RMT Partner’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to RMT Partner within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of RMT Partner, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder. All non-audit services performed by RMT Partner’s auditors for the RMT Partner Companies that were required to be approved in accordance with Section 202 of the Sarbanes-Oxley Act were so approved.

(f)            None of the information to be supplied by or on behalf of RMT Partner for inclusion or incorporation by reference in the RMT Partner Form S-4 Registration Statement or the Spinco Registration Statement will, after giving effect to any amendments that have theretofore been made thereto, (i) at the time the RMT Partner Form S-4 Registration Statement or the Spinco Registration Statement, respectively, is filed with the SEC; (ii) at the time it, or any amendment or supplement thereto, becomes effective under the Securities Act or (iii) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of RMT Partner for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will (A) at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of RMT Partner and Remainco; (B) at the time of the RMT Partner Stockholders’ Meeting (or any adjournment or postponement thereof) and Remainco Stockholders’ Meeting (or any adjournment or postponement thereof) or (C) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of RMT Partner and Remainco or at the time of the RMT Partner Stockholders’ Meeting (or any adjournment or postponement thereof) and Remainco Stockholders’ Meeting (or any adjournment or postponement thereof), comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by RMT Partner or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Remainco for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus.

3.7          Absence of Changes. Except as expressly contemplated by this Agreement, since January 2, 2021, (a) through the date of this Agreement, except for discussions, negotiations and transactions related to this Agreement or the other Transaction Documents (including the Internal Restructuring described in the Separation Agreement) and actions or omissions undertaken in good faith to respond to the actual or anticipated effects of SARS-CoV-2 or COVID-19 (and any evolutions or mutations thereof), the RMT Partner Companies have operated in all material respects in the ordinary course of business consistent with past practice and (b) there has not occurred any Effect that, individually or in the aggregate, has had or would be reasonably expected to have, a RMT Partner Material Adverse Effect. Except as expressly contemplated by this Agreement and actions or omissions undertaken in good faith to respond to the actual or anticipated effects of SARS-CoV-2 or COVID-19 (and any evolutions or mutations thereof), since January 2, 2021 through the date of this Agreement, none of the RMT Partner Companies has taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Remainco pursuant to Sections 4.3(b).

3.8          Title to Assets. The RMT Partner Companies own, and have good and valid title, in all material respects, to all assets purported to be owned by them, including: (a) all assets reflected on the RMT Partner Interim Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the RMT Partner Interim Balance Sheet) and (b) all other assets reflected in the books and records of the RMT Partner Companies as being owned by the RMT Partner Companies. All of said assets are owned by the RMT Partner Companies free and clear of any Encumbrances, except (i) for Encumbrances securing the RMT Partner Credit Agreement; (ii) where the failure to have such good and valid title results from any liens described in Section 3.8 of the RMT Partner Disclosure Letter; or (iii) any other Permitted Encumbrance. The RMT Partner Companies are the lessees of, and hold valid leasehold interests in, all assets purported to have been leased by them, and the RMT Partner Companies enjoy undisturbed possession of such leased assets, except where the failure to have such valid leasehold interest results from any liens described in Section 3.8 of the RMT Partner Disclosure Letter, liens created or otherwise imposed by Remainco or the Spinco Companies or any other Permitted Encumbrance.

3.9          Real Property.

(a)           Section 3.9(a) of the RMT Partner Disclosure Letter sets forth as of the date hereof the address, fee owner and description of use of all RMT Partner Owned Real Property. With respect to the RMT Partner Owned Real Property: (i) RMT Partner or its Subsidiaries have good and marketable title to each parcel of RMT Partner Owned Real Property; (ii) other than RMT Partner or its Subsidiaries, no Person has the right to use or occupy any RMT Partner Owned Real Property or any material portion thereof; (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any RMT Partner Owned Real Property or any material portion thereof or interest therein; and (iv) to the Knowledge of RMT Partner and its Subsidiaries, there are no condemnation proceedings pending, threatened or proposed against any RMT Partner Owned Real Property and, to the Knowledge of RMT Partner, there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the use or operation of any RMT Partner Owned Real Property.

(b)           “RMT Partner Leased Real Property” means all real property leased or used by the RMT Partner Companies pursuant to real property leases or other agreements with annual base rent payments in excess of $1,000,000, including all buildings, structures, fixtures and other improvements leased thereunder. Each of the leases or other agreements relating to the RMT Partner Leased Real Property is a valid and subsisting leasehold interest, or valid right to use, of RMT Partner or one of its Subsidiaries and is a valid and binding obligation of RMT Partner or such Subsidiary free of Encumbrances (other than Permitted Encumbrances) and is enforceable by and against RMT Partner or such Subsidiary in accordance with its terms, except as, individually or in the aggregate, would not reasonably be expected to be material to the RMT Partner Companies, taken as a whole. To the Knowledge of RMT Partner, there are no condemnation proceedings pending, threatened or proposed against any RMT Partner Owned Real Property and, to the Knowledge of RMT Partner, there is no existing plan or study by any Governmental Body or by any other Person that challenges or otherwise adversely affects the continuation of the use or operation of any RMT Partner Leased Real Property. There are no material disputes with respect to any lease or other agreement for any of the RMT Partner Leased Real Property. Neither RMT Partner, nor, to the Knowledge of RMT Partner, any other party to any such lease or other agreement is in material breach or default under such lease or other agreement, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such lease or other agreement, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the RMT Partner Companies, taken as a whole.

3.10        Intellectual Property.

(a)           Section 3.10(a) of the RMT Partner Disclosure Letter identifies, as of the date of this Agreement, any Person other than the RMT Partner Companies that has an ownership interest in any of the RMT Partner Registered IP and the nature of such ownership interest.

(b)          Ownership and Exclusive Rights. The RMT Partner Companies as of the date of this Agreement exclusively own all right, title, and interest to and in the RMT Partner IP free and clear of any Encumbrances other than Permitted Encumbrances. Without limiting the foregoing, no RMT Partner Company has transferred to, or permitted under any Contract to which a RMT Partner Company is a party, any Person other than the RMT Partner Companies to retain ownership of, or an exclusive license to RMT Partner IP. As of the date of this Agreement, no material item of RMT Partner IP is subject to any action or outstanding Order or settlement agreement or stipulation in any dispute proceeding that restricts in any material manner the use, provision, transfer, assignment or licensing thereof by any of the RMT Partner Companies, or affects in any material manner the validity, use, ownership, registrability or enforceability of such RMT Partner IP.

(c)           Valid and Enforceable. As of the date hereof, the RMT Partner Registered IP is subsisting and to the Knowledge of RMT Partner, valid and enforceable.

(d)           Assignment of IP Rights. Each employee, consultant or contractor of the RMT Partner Companies that has contributed to the creation, development, invention, modification or improvement of material RMT Partner IP has (i) entered into a written agreement with a RMT Partner Company that obliges such employee, consultant or contractor to disclose and assign to the RMT Partner Companies any and all rights, title and interests in and to the RMT Partner IP and (ii) assigned all such rights, title and interests to the RMT Partner Companies, in all jurisdictions where such disclosure and assignment is not mandated by operation of applicable Legal Requirement.

(e)           Protection of Trade Secrets and Proprietary Information. Each RMT Partner Company has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their respective rights in all trade secrets and material proprietary information pertaining to such RMT Partner Company and the RMT Partner Proprietary Products.

(f)           Sufficiency. RMT Partner and its Subsidiaries own or otherwise have, and after Closing will continue to have all Intellectual Property Rights needed to conduct the RMT Partner Business in all material respects as it is currently conducted, including as may be necessary to design, develop, copy, modify, make, have made, test, support, maintain, market, license, sublicense, offer for sale, sell, have sold, use, have used, import, export, prepare derivative works or otherwise commercialize (as applicable) the RMT Partner Products; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of third party Intellectual Property Rights or unfair competition, which solely is covered in Section 3.10(h).

(g)           Third-Party Infringement of RMT Partner IP. To the Knowledge of RMT Partner, no Person as of, and in the two (2) years prior to, the date of this Agreement has infringed, misappropriated, or otherwise violated, and no Person is as of the date of this Agreement infringing, misappropriating, or otherwise violating, any material RMT Partner IP.

(h)           No Infringement of Third Party IP Rights. To the Knowledge of RMT Partner, the conduct of the business of any of the RMT Partner Companies as conducted in the past two (2) years, including the development, manufacture, use, import, export, offer for sale, sale, license, sublicense or other commercialization of any of the RMT Partner Products as conducted, does not and has not in the past two (2) years infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person, except as, individually or in the aggregate, has not and would not reasonably be expected to be material and adverse to the RMT Partner Companies, taken as a whole. Without limiting the generality of the foregoing, as relates to the RMT Partner IP and the RMT Partner Products, as of, and in the two (2) years prior to, the date of this Agreement, no infringement, misappropriation, violation or similar claim or Legal Proceeding pertaining to any material RMT Partner IP and no such material claim or Legal Proceeding pertaining to any RMT Partner IP is pending, threatened in writing, or, to the Knowledge of RMT Partner, threatened orally against any of the RMT Partner Companies or, to the Knowledge of RMT Partner, as of the date of this Agreement, against any other Person who is or may be entitled to be indemnified, defended, held harmless, or reimbursed by any of the RMT Partner Companies with respect to such claim or Legal Proceeding, except as, individually or in the aggregate, has not and would not reasonably be expected to be material and adverse to the RMT Partner Companies, taken as a whole, and except as set forth in Section 3.10(j) of the RMT Partner Disclosure Letter, as of the date of this Agreement, no Person has made a written request against a RMT Partner Company to be indemnified, defended, held harmless, or reimbursed with respect to any such claim or Legal Proceeding, except as, individually or in the aggregate, has not and would not reasonably be expected to be material and adverse to the RMT Partner Companies, taken as a whole.

(i)            Open Source Code. No Proprietary RMT Partner Product contains, is derived from, or is distributed with Open Source Code in a manner that required under the applicable license that any Proprietary RMT Partner Product or part thereof (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making any Derivative; or (iii) be redistributable at no charge, in each case, except as would not reasonably be expected to be material to the RMT Partner Companies.

3.11        Contracts.

(a)           For purposes of this Agreement, “RMT Partner Material Contract” shall mean each Contract to which any RMT Partner Company is a party or by which any of them is bound that:

 (i)          that is material to the RMT Partner Companies, taken as a whole;

(ii)         is with any distributor and any Contract with any other reseller or sales representative involving sales in excess of $10,000,000 in the 12 months ended December 31, 2020, in each case that provides exclusivity rights to any third party;

(iii)        that is with a supplier of equipment, consumables, products, raw materials or any component, or any services used in the Proprietary RMT Partner Products, (A) which supplier is the only source of supply in the market place or only supplier to the RMT Partner Companies or (B) that imposes (1) a minimum purchase order, “take or pay” or requirements obligations, (2) discounts or rebates based on the volume of product or materials purchased or (3) any exclusivity restrictions, in each case of this clause (B), involved payments in excess of $5,000,000 in the 12 months ended December 31, 2020 or is expected to involve payments in excess of $5,000,000 in the 12 months ending December 31, 2021;

(iv)        imposing any material restriction on the right or ability of the RMT Partner Companies, taken as a whole: (A) to compete with any other Person or solicit the employment of any Person; (B) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (C) to perform services for any other Person; or (D) to transact business with any other Person or in any geographic area;

(v)         relates to currency hedging;

(vi)        relating to Indebtedness in excess of $10,000,000;

(vii)       concerning the establishment and/or operation of a partnership, joint venture or limited liability company with a third party that is not an Affiliate of RMT Partner;

(viii)      relating to the acquisition or disposition of any material assets (other than in the ordinary course of business) or businesses, and with any outstanding obligations of a RMT Partner Company (including indemnification, guarantee, “earn-out” or other similar contingent obligations) as of the date of this Agreement;

(ix)         relating to the lease, sublease, license or occupancy of any RMT Partner Owned Real Property or any RMT Partner Leased Real Property, in each case with annual base rent payments in excess of $1,000,000;

(x)          that is material to the RMT Partner Companies, taken as a whole, and has as a counterparty any Governmental Body or pursuant to which the RMT Partner Companies provide any products or services as contractor or subcontractor to any Governmental Body;

(xi)         with any RMT Partner Top Customer, RMT Partner Top Supplier or RMT Partner Top Distributor pursuant to which RMT Partner and its Subsidiaries receives or makes payments to such Person;

(xii)        (A) containing any provision with pricing, discounts or benefits to any customer that change based on the pricing, discounts or benefits provided to any other customer or that otherwise grant the other party to such Contract “most favored nation” or “most favored customer” status or equivalent preferential terms; or (B) containing any provision granting the other party exclusivity or other similar rights;

(xiii)       that is a RMT Partner Environmental and Asbestos Indemnification Agreement; and

(xiv)       that is a Collective Bargaining Agreement or similar agreement with any labor union, works council or comparable organization representing any employee of RMT Partner or any of its Subsidiaries.

RMT Partner has delivered or Made Available to Remainco an accurate and complete copy of each RMT Partner Contract that constitutes a RMT Partner Material Contract.

(b)          Each RMT Partner Contract that constitutes a RMT Partner Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to Bankruptcy and Equity Exceptions.

(c)          Except as set forth in Section 3.11(c) of the RMT Partner Disclosure Letter: (i) neither RMT Partner nor any of its Subsidiaries has violated or breached in any material respect, or committed any default in any material respect under, any RMT Partner Material Contract and (ii) to the Knowledge of RMT Partner, no other Person has violated or breached in any material respect, or committed any default in any material respect under, any RMT Partner Material Contract.

(d)          Except as set forth in Section 3.11(d) of the RMT Partner Disclosure Letter:

(i)          no RMT Partner Company has had any determination of noncompliance, entered into any consent order relating to any Government Contract or Government Bid;

(ii)         each RMT Partner Company has complied in all material respects with all Legal Requirement with respect to all Government Contracts and Government Bids; and

(iii)        no RMT Partner Company has, nor to the Knowledge of RMT Partner have any of the RMT Partner Employees, been barred or suspended from doing business with any Governmental Body.

3.12        Compliance with Legal Requirement; Regulatory Matters. Each of the RMT Partner Companies is, and since January 1, 2018 has been, in compliance with all applicable Legal Requirement, except where failure to so comply would not, individually or in the aggregate, reasonably be expected to have a RMT Partner Material Adverse Effect. Since January 1, 2018, none of the RMT Partner Companies has received any written notice or other written communication from any Governmental Body (i) regarding any actual, alleged or possible violation of, or failure to comply with, any Legal Requirement or (ii) that it is or has been the subject of any inspection, investigation, survey, audit, monitoring or other form of review by any Governmental Body, except as would not, individually or in the aggregate, reasonably be expected to have a RMT Partner Material Adverse Effect.

3.13        Anti-Corruption Compliance; Trade Compliance.

(a)           Since January 1, 2016, no RMT Partner Company nor, to the Knowledge of RMT Partner, any of their respective agents, channel partners, Affiliates, distributors, resellers, or other representatives with respect to the RMT Partner Business (i) has directly or indirectly offered, promised or made any improper contribution, gift, bribe, rebate, payoff, influence payment, kickback or any other thing of value to any Person, private or public, regardless of what form, in violation of any applicable anti-bribery, anti-corruption or similar Legal Requirement, including the FCPA or the UK Bribery Act; (ii) is or has otherwise been in violation of any applicable anti-bribery, anti-corruption or similar Legal Requirement, including the FCPA or the UK Bribery Act 2010; or (iii) has received any notice from, voluntarily provided any notice to, or, to the Knowledge of RMT Partner, has been investigated by, a Governmental Body with respect to the RMT Partner Business or a RMT Partner Company that alleges any of the foregoing. Since January 1, 2016, each of the RMT Partner Companies has had in place an operational compliance program, including adequate policies, procedures and training, intended to enhance awareness of compliance with all applicable anti-bribery, anti-corruption or other similar Legal Requirement, and has, in all material respects, kept accurate records of its activities, including financial records, in a form and manner appropriate for a business of its size and resources.

(b)           Since January 1, 2016, the RMT Partner Companies and all directors, officers, and to the Knowledge of RMT Partner, the employees of the RMT Partner Companies, have complied, in all material respects, with applicable provisions of the Export Control Laws and Sanctions.

(c)           None of the RMT Partner Companies, any of their directors or officers or, to the Knowledge of RMT Partner, any of their respective employees, agents, channel partners, resellers or representatives, is a Sanctioned Person.

(d)          Without limiting the foregoing, since January 1, 2016, no material Legal Proceeding, complaint, claim, charge, investigation, or voluntary disclosure related to the Export Control Laws or Sanctions is or has been imposed, pending or, to the Knowledge of RMT Partner, threatened against the RMT Partner Companies or any of their respective officers or directors or, to the Knowledge of RMT Partner, any of their respective employees, agents, channel partners, resellers, or representatives, by or before any Governmental Body.

(e)           Since January 1, 2016, the RMT Partner Companies have obtained all approvals or licenses necessary for exporting and importing the RMT Partner Products in accordance with all applicable Export Control Laws and Import Laws, except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the RMT Partner Companies, taken as a whole.

(f)            Since January 1, 2016, the RMT Partner Companies, and each of their respective directors, officers and, to the Knowledge of RMT Partner, employees, agents, channel partners, resellers and representatives, have complied and are in compliance, in all material respects, with all applicable Import Laws.

(g)           Each of the RMT Partner Companies has had in place since January 1, 2016, an operational program, including policies, procedures and training, reasonably designed to promote compliance with all applicable Export Control Laws and Sanctions, except as, individually or in the aggregate, has not and would not reasonably be expected to be material to the RMT Partner Companies, taken as a whole.

3.14        Governmental Authorizations. Since January 1, 2018, the RMT Partner Companies have held all Governmental Authorizations necessary to enable the RMT Partner Companies to conduct their respective businesses in the manner in which such businesses are currently being conducted, including all Governmental Authorizations required under Environmental Laws, except where the failure to so hold would not, individually or in the aggregate, reasonably be expected to be me material and adverse to the RMT Partner Companies, taken as a whole. All such Governmental Authorizations are valid and in full force and effect. Each RMT Partner Company is, and at all times since January 1, 2018 has been, in compliance with the terms and requirements of such Governmental Authorizations, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to be material and adverse to the RMT Partner Companies, taken as a whole.

3.15        Tax Matters.

(a)           Each material Tax Return required to be filed by or on behalf of the respective RMT Partner Companies with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the “RMT Partner Company Returns”): (i) has been or will be filed on or before the applicable due date (including any extensions of such due date) and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirement. All material Taxes required to be paid by or with respect to the RMT Partner Companies have been duly paid, except for Taxes contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(b)           No RMT Partner Company and no RMT Partner Company Return is subject to an audit with respect to Taxes by any Governmental Body. No extension or waiver of the limitation period applicable to any of the RMT Partner Company Returns has been granted (by RMT Partner or any other Person), and no such extension or waiver has been requested from any RMT Partner Company.

(c)           No claim or Legal Proceeding is pending, has been asserted in writing or, to the Knowledge of RMT Partner, has been threatened against or with respect to any RMT Partner Company in respect of any material Tax. There are no unsatisfied liabilities for material Taxes with respect to any notice of deficiency or similar document received by any RMT Partner Company with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the RMT Partner Companies and with respect to which adequate reserves for payment have been established on the RMT Partner Interim Balance Sheet). There are no liens for material Taxes upon the assets of any of the RMT Partner Companies except Permitted Encumbrances.

(d)           There are no Contracts relating to the allocation, sharing or indemnification of Taxes to which any RMT Partner Company is a party, other than (i) the Tax Matters Agreement, (ii) Contracts containing customary gross-up or indemnification provisions in credit agreements, derivatives, leases and similar agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes and (iii) any Contracts which solely involve RMT Partner Companies.

(e)           No RMT Partner Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(f)           The RMT Partner Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person.

(g)           No written claim has ever been made by any Governmental Body in a jurisdiction where a RMT Partner Company does not file a Tax Return that it is or may be subject to taxation by that jurisdiction which has resulted or could reasonably be expected to result in an obligation to pay material Taxes.

(h)           No RMT Partner Company has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in the two years prior to the date of this Agreement.

(i)            RMT Partner is not and has not been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j)            No RMT Partner Company has taken any action or, assuming full knowledge of the terms of this Agreement and the Transaction Documents, knows of any fact that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k)           As of the date hereof, assuming that the Ruling is obtained, neither RMT Partner nor Merger Sub knows of any reason why it would not be able to deliver the representations set forth in certificates of officers of RMT Partner and Merger Sub, upon which the applicable law or accounting firms may rely in rendering the RMT Partner Tax Opinion and the Remainco Tax Opinion, or why RMT Partner would not be able to obtain the opinion contemplated by Section 6.9(a).

(l)            Section 3.15 and, to the extent related to Tax matters, Section 3.16, contain the sole and exclusive representations and warranties of RMT Partner and Merger Sub herein with respect to Tax matters.

3.16        Employee and Labor Matters; Benefit Plans.

(a)           RMT Partner has delivered or Made Available to Remainco accurate and complete copies of the following with respect to each material RMT Partner Benefit Plan, as applicable: (i) the plan document (or, in the case of any unwritten Remainco Benefit Plan, a description of the material terms thereof), all related trust agreements, insurance contracts and policy documents, and any amendments thereto; (ii) the most recent summary plan description and any summaries of material modifications thereto; (iii) the three most recently filed annual reports (Form 5500 series), if any, with all corresponding schedules and financial statements attached thereto (including any related actuarial valuation report); (iv) the most recent IRS determination, advisory or opinion letter issued with respect to any RMT Partner Benefit Plan intended to be qualified under Section 401(a) of the Code; and (v) any material notices, letters or other correspondence with the IRS, DOL, the Pension Benefit Guaranty Corporation or any other Governmental Body.

(b)           To the Knowledge of RMT Partner, no RMT Partner Employee or individual independent contractor to the RMT Partner Companies has any right, whether contractual or otherwise, and whether written or oral, to receive redundancy or severance benefits that are greater than the minimum level under local Legal Requirement (excluding contracts that permit a payment in lieu of notice).

(c)           Except as set forth in Section 3.16(c) of the RMT Partner Disclosure Letter or as would not reasonably be expected to result in material liability to Remainco or any of its Subsidiaries, (i) each of the RMT Partner Companies and RMT Partner Affiliates has timely performed all obligations required to be performed by it under each RMT Partner Benefit Plan; (ii) each RMT Partner Benefit Plan has been established and maintained in all material respects in accordance with its terms and applicable Legal Requirement; (iii) as of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of RMT Partner, threatened or reasonably anticipated with respect to any such RMT Partner Benefit Plan, its assets or any fiduciary thereof (other than routine claims for benefits); and (iv) no event has occurred and no condition exists that would subject Remainco to any Tax, fine, encumbrance, material penalty or other liability imposed by ERISA, the Code or any other applicable Legal Requirement with respect to any RMT Partner Benefit Plan.

(d)           Except as set forth in Section 3.16(d) of the RMT Partner Disclosure Letter, each RMT Partner Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has obtained a currently-effective favorable determination letter (or is able to rely on an opinion or advisory letter, if applicable) as to its qualified status under the Code, and to the Knowledge of RMT Partner, there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan or the tax-exempt status of any related trust.

(e)            Except as set forth in Section 3.16(e)(i) of the RMT Partner Disclosure Letter, none of the RMT Partner Companies or any RMT Partner Affiliate maintains, establishes, sponsors, contributes to, has an obligation to contribute to, or has any Liability with respect to, any: (i) “defined benefit plan” within the meaning of Section 3(35) of ERISA or pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; (iii) “multiple employer plan” described in Section 413 of the Code, in each case pursuant to which a RMT Partner Employee is or may become eligible to receive benefits; or (iv) defined benefit pension plan that is subject to any Legal Requirement other than any United States federal, state or local Legal Requirement. Except as set forth in Section 3.16(e)(ii) of the RMT Partner Disclosure Letter, no RMT Partner Benefit Plan provides, and none of the RMT Partner Companies or any RMT Partner Affiliate provides or has an obligation to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any current or former RMT Partner Employee, except as may be required by COBRA or other applicable Legal Requirement, and there have been no written communications to current or former RMT Partner Employees which could reasonably be interpreted to promise or guarantee such employee any post-termination or retiree health, welfare, or life insurance benefits. Except as set forth in Section 3.16(e)(iii) of the RMT Partner Disclosure Letter, each RMT Partner Benefit Plan may be modified, amended or terminated without the consent of any Person, including any participant therein, except for any RMT Partner Benefit Plan that is an employment, consulting, severance or similar agreement with a current or former RMT Partner Employee or individual independent contractor to the RMT Partner Companies.

(f)            With respect to each RMT Partner Pension Plan, (i) no proceeding has been initiated to terminate such plan; (ii) there has been no “reportable event” (as such term is defined in Section 4043(b) of ERISA); (iii) other than benefit accruals under such RMT Partner Pension Plan in the ordinary course, no liability under Title IV or Section 302 of ERISA has been incurred by any of the RMT Partner Companies or any RMT Partner Affiliates that has not been satisfied in full, and no condition exists that presents a risk to any of the RMT Partner Companies or any RMT Partner Affiliates of incurring any such liability; (iv) such plan’s benefit liabilities under Section 4001(a)(16) of ERISA do not exceed the current value of such plan’s assets, determined in accordance with the assumptions used for funding the plan pursuant to Section 412 and Section 430 of the Code for the applicable plan year; (v) no plan has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed year; (vi) each required installment or any other payment required under Section 412 of the Code or Section 303 of ERISA has been made before the applicable due date; (vii) no plan has applied for or received a waiver of the minimum funding standards or an extension of any amortization period within the meaning of Section 412 of the Code or Sections 302 or 303 of ERISA; (viii) there are no funding-based limitations (within the meaning of Section 436 of the Code) currently in effect; and (ix) such RMT Partner Pension Plan is not, and is not expected to be, in “at risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code). There has been no imposition of a lien upon property or rights to property of any RMT Partner Company or any RMT Partner Affiliate pursuant to Section 430(k) of the Code or Section 303(k) of ERISA.

(g)           None of the RMT Partner Companies or any RMT Partner Affiliate has been a party to, a sponsoring employer of, or otherwise is under any liability with respect to, any retirement or pension scheme where benefits are not money purchase benefits, as defined in section 181 of the UK Pension Schemes Act 1993, and, during the last six years, none of the RMT Partner Companies or any RMT Partner Affiliate has been connected with or an associate of (as those terms are used in the UK Pensions Act 2004) any employer that provides defined benefits. Each RMT Partner Company or RMT Partner Affiliate with employees located in the UK has at all times materially complied with its automatic enrolment obligations under the UK Pensions Act 2008. To the Knowledge of RMT Partner, within the last six years, no notifiable event (as that term is defined in the UK Pensions Act 2004) has occurred in relation to any defined benefit pension plan sponsored by any RMT Partner Company or any RMT Partner Affiliate and, except as set forth in Section 3.16(f) of the RMT Partner Disclosure Letter, the consummation of the Merger and the other Contemplated Transactions will not constitute a notifiable event. No contribution notice, financial support direction or warning notice (as those terms are defined in the UK Pensions Act 2004) has been issued or threatened to be issued by the Pensions Regulator in relation to any defined benefit plan sponsored by any RMT Partner Company or any RMT Partner Affiliate.

(h)           Except as set forth in Section 3.16(h) of the RMT Partner Disclosure Letter, none of the RMT Partner Companies has any obligation to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code or for taxes payable pursuant to Section 409A of the Code.

(i)            Except as would not reasonably be expected to result in material liability to RMT Partner or the imposition of Tax on any RMT Partner Employee or individual independent contractor to the RMT Partner Companies under Section 409A(a)(1)(B) of the Code, each RMT Partner Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A of the Code) has been operated in compliance with Section 409A of the Code and has complied with applicable documentary requirements of Section 409A of the Code.

(j)            Except as set forth in Section 3.16(j) of the RMT Partner Disclosure Letter, none of the execution or delivery of this Agreement, stockholder approval of this Agreement, the consummation of the Merger or any of the other Contemplated Transactions will, either alone or in conjunction with any other event: (i) entitle any current or former RMT Partner Employee or individual independent contractor to the RMT Partner Companies to any payment or benefit (or result in the funding of any such payment or benefit); (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former RMT Partner Employee or individual independent contractor to the RMT Partner Companies; (iii) accelerate the time of payment, funding or vesting of amounts due to any current or former RMT Partner Employee or individual independent contractor to the RMT Partner Companies; or (iv) result in any payment under any of the RMT Partner Benefit Plans or any other arrangement that would not be deductible under Section 280G of the Code.

(k)           Except as set forth in Section 3.16(k) of the RMT Partner Disclosure Letter or as would not reasonably be expected to result in material liability to RMT Partner, each material RMT Partner Benefit Plan that primarily covers RMT Partner Associates based outside of the United States and/or that is subject to any Legal Requirement other than United States federal, state or local Legal Requirement (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance with all applicable Legal Requirement; (ii) if required to be registered or approved by a non-U.S. Governmental Body, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of RMT Partner, no event has occurred since the date of the most recent approval or application therefor relating to any such plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; and (iv) if required to be fully funded or fully insured, is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Legal Requirement. With respect to each RMT Partner Governmental Plan, (i) RMT Partner and the RMT Partner Affiliates have complied in all material respects with the requirements thereof and (ii) no liability has been incurred by RMT Partner or any RMT Partner Affiliates with respect thereto that has not been satisfied in full (other than with respect to amounts for which the due date without penalty has not yet occurred).

(l)            Except as set forth in Section 3.16(l) of the RMT Partner Disclosure Letter or as would not reasonably be expected to result in material liability to RMT Partner, RMT Partner and its Affiliates, including the RMT Partner Companies, are in compliance in all material respects with all Legal Requirement relating to terms and conditions of employment, employment practices, wages, hours, and other labor related matters with respect to the RMT Partner Employees. RMT Partner has verified that each RMT Partner Employee is legally authorized to work in the jurisdiction where he or she is located. Except as set forth in Section 3.16(l) of the RMT Partner Disclosure Letter, there is, and since January 1, 2019, there has been, no pending or, to the Knowledge of RMT Partner, threatened charge, complaint, lawsuit, arbitration, audit, investigation, grievance or other Legal Proceeding brought by or on behalf of, or otherwise involving, any current or former employee, any independent contractor, any person alleged to be a current or former employee, any applicant for employment, any class of the foregoing, or any Governmental Body, that concerns the labor or employment practices or working conditions of RMT Partner.

(m)          Except as set forth in Section 3.16(m) of the RMT Partner Disclosure Letter or as would not reasonably be expected to result in material liability to RMT Partner, (i) as of the date of this Agreement, none of the RMT Partner Companies is a party to any Collective Bargaining Agreement and there are no labor organizations, employee representatives or works councils representing, purporting to represent or, to the Knowledge of RMT Partner, seeking to represent any employees of any of the RMT Partner Companies; (ii) since January 1, 2019 through the date hereof, there has not been any material strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the RMT Partner Companies or any of their employees; (iii) as of the date of this Agreement, there are no pending, and, to the Knowledge of RMT Partner, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action or picketing; (iv) as of the date of this Agreement, there is no material claim or grievance pending or, to the Knowledge of RMT Partner, threatened against any RMT Partner Company arising under any Collective Bargaining Agreement; and (v) as of the date of this Agreement, there are no labor or contractual claims that may be asserted by any labor organization, employee representative or works council that could prevent, materially delay or materially impair the consummation of the Merger or any of the other Contemplated Transactions or otherwise have a RMT Partner Material Adverse Effect.

(n)           All contributions (including all employer contributions and employee salary reduction contributions), premium payments and other payments required to be made in respect of any RMT Partner Benefit Plan and any RMT Partner Governmental Plan, under the terms of any such RMT Partner Benefit Plan or RMT Partner Governmental Plan, related funding arrangement or in accordance with applicable Legal Requirement, have been paid within the time so prescribed or have been properly accrued in accordance with GAAP, except as would not reasonably be expected to result in material liability to RMT Partner or any of its Subsidiaries.

(o)           To the Knowledge of RMT Partner, since January 1, 2018, (i) no allegations of sexual or other harassment or misconduct have been made against any member of Spinco senior management, and (ii) no Legal Proceeding is pending or threatened, and no settlement agreement has been entered into, with respect to RMT Partner involving allegations of sexual or other harassment or misconduct by any RMT Partner Employee, in each case, that individually or in the aggregate, are material to RMT Partner.

(p)           Except as set forth on Section 3.16(p) of the RMT Partner Disclosure Letter, since January 1, 2018, RMT Partner has not implemented any employee layoffs or plant closings that would implicate the WARN Act. RMT Partner has no outstanding WARN Act liability. Section 3.16(p) of the RMT Partner Disclosure Letter, which shall be supplemented through Closing, further contains an accurate and complete list of all employees who experience an “employment loss” (as defined in the WARN Act) during the ninety (90) days prior to the Closing Date, listing for each such employee the date and nature of the employment loss and the employee’s position and work location.

(q)           To the Knowledge of RMT Partner, RMT Partner is in material compliance with SARS-CoV-2 or COVID-19 health and safety laws and material SARS-CoV-2 or COVID-19 national and/or public health guidance with respect to employees and workplaces, including any obligation to carry out a workplace risk assessment and/or consult employees or their representatives on SARS-CoV-2 or COVID-19 health and safety matters, except for such failures to comply that, individually or in the aggregate, would not reasonably be expected to have a RMT Partner Material Adverse Effect.

3.17        Environmental Matters; Product Liability.

(a)           Each of the RMT Partner Companies is, and at all times since January 1, 2018 has been, in compliance with all Environmental Law and, to the Knowledge of RMT Partner, no capital or other expenditure (other than as provided in the RMT Partner SEC Documents) is required to achieve or maintain such compliance, except where any such failure to comply or expenditure would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. None of the RMT Partner Companies has received any written notice, demand, request for information, Order or claim alleging that it is in violation of, or may have any liability under, any Environmental Law, except for any such notice, demand, request, Order or claim that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. There is no Legal Proceeding pending or, to the Knowledge of RMT Partner, threatened by any Person alleging any violation of or liability under any Environmental Law that would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. There has been no Release or threatened Release of, or exposure to, any Hazardous Materials on, at, under or from any real property currently or formerly owned, leased or operated by any of the RMT Partner Companies or, to the Knowledge of RMT Partner, at any location to which Hazardous Materials generated by any of the RMT Partner Companies were sent for treatment, recycling, storage or disposal in a manner that would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. None of the RMT Partner Companies has any Environmental Liabilities (including any Environmental Liabilities retained or assumed contractually or by operation of any Legal Requirement) that would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b)           Section 3.17(b)(i) of the RMT Partner Disclosure Letter sets forth a true, correct and complete description of all instances of the use of asbestos or silica in products manufactured, marketed, distributed or sold by RMT Partner or any of its Subsidiaries, any of the RMT Partner Companies or the RMT Partner Business or any of their respective predecessors. Section 3.17(b)(ii) of the RMT Partner Disclosure Letter sets forth a description, as of the date hereof, of all Legal Proceedings pending or, to the Knowledge of RMT Partner, threatened against RMT Partner or any of its Subsidiaries, any of the RMT Partner Companies or the RMT Partner Business or any of their respective predecessors related to asbestos or silica-containing products or any repairs or removals required as a result of, in connection with or arising out of such products (the “RMT Partner Asbestos Proceedings”). Section 3.17(b)(ii) of the RMT Partner Disclosure Letter sets forth a true, correct and complete list of all Contracts related to the acquisition or disposition of any business or division (or portion thereof), other M&A transaction or any material asset or property pursuant to which RMT Partner or any of its Subsidiaries is required to indemnify or hold harmless any Person with respect to any Environmental Liability or RMT Partner Asbestos Liability that relates to the RMT Partner Business or the RMT Partner Companies or any of their respective predecessors or otherwise pay for any such liability. Section 3.17(b)(iii) of the RMT Partner Disclosure Letter sets forth a true, correct and complete list of all Contracts or insurance policies pursuant to which RMT Partner or any of its Subsidiaries is entitled to indemnification or defense from any Person with respect to any Environmental Liability or RMT Partner Asbestos Liability that relates to the RMT Partner Business or the RMT Partner Companies or their respective predecessors (the “RMT Partner Environmental and Asbestos Indemnification Agreements”). Neither (1) the execution, delivery or performance of this Agreement or the other Transaction Documents nor (2) the consummation of the Merger or any of the other Contemplated Transactions, will, directly or indirectly (with or without notice or lapse of time): contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any RMT Partner Environmental and Asbestos Indemnification Agreement, or give any Person the right to: (A) declare a default or exercise any remedy under any such RMT Partner Environmental and Asbestos Indemnification Agreement; (B) accelerate the maturity or performance of any such RMT Partner Environmental and Asbestos Indemnification Agreement; (C) cancel, terminate or modify any right, benefit, obligation or other term of any such RMT Partner Environmental and Asbestos Indemnification Agreement or (D) receive any termination fee or material right or benefit under any such RMT Partner Environmental and Asbestos Indemnification Agreement. Each of the RMT Partner Environmental and Asbestos Indemnification Agreements is valid and in full force and effect, is enforceable in accordance with its terms and will provide funds that, to the Knowledge of RMT Partner, will be sufficient to cover all current and future Asbestos Liabilities (including liabilities and obligations relating to the RMT Partner Asbestos Proceedings) and all material Environmental Liabilities of the RMT Partner Business and the RMT Partner Companies and their respective predecessors. Neither RMT Partner nor any of its Subsidiaries has violated or breached in any material respect, or committed any default in any material respect under, any RMT Partner Environmental and Asbestos Indemnification Agreement and to the Knowledge of RMT Partner, no other Person has violated or breached in any material respect, or committed any default in any material respect under, any RMT Partner Environmental and Asbestos Indemnification Agreement. Since January 1, 2018, there have been no material disputes with the counterparties under any RMT Partner Environmental and Asbestos Indemnification Agreement, including with respect to the enforceability of any such Contract or the scope of the indemnification obligations thereunder.

(c)           Since January 1, 2016, except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a RMT Partner Material Adverse Effect, all products sold or distributed or services provided by the RMT Partner Business or the RMT Partner Companies have complied (i) in the case of products sold or distributed or services provided pursuant to any Contract or warranty, all warranties set forth in the applicable terms and conditions thereof, (ii) in the case of products otherwise sold or distributed or services provided, all applicable warranties related to such product or services and (iii) all applicable Legal Requirement. None of the RMT Partner Companies or the RMT Partner Business have any liability for replacement or repair or for other damages relating to or arising from any goods or services rendered, in each case, since January 1, 2016, by the RMT Partner Companies or the RMT Partner Business, except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a RMT Partner Material Adverse Effect. Since January 1, 2018, none of the RMT Partner Companies or the RMT Partner Business has been subject to any Legal Proceeding, or to the Knowledge of RMT Partner, any threatened Legal Proceeding, relating to or resulting from an alleged defect in design, manufacture, materials or workmanship of any product designed, developed, manufactured sold or distributed by or on behalf of RMT Partner or any of its Subsidiaries or any alleged failure to warn, or any alleged breach of implied warranties or representations, except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a RMT Partner Material Adverse Effect.

3.18        Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, each insurance policy and self-insurance program and arrangement relating to the RMT Partner Business and the RMT Partner Companies is binding and in full force and effect as of the date of this Agreement. With respect to each such insurance policy, and except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (i) all premiums with respect thereto are currently paid; (ii) none of the RMT Partner Companies is in breach or default and, to the Knowledge of RMT Partner, no event has occurred which, with notice or lapse or time, would constitute a breach or default or permit termination or modification of the policy; (iii) none of the RMT Partner Companies has received any written notice of cancellation or non-renewal of the policy; and (iv) the consummation of the Contemplated Transactions will not cause a breach, termination or modification of the policy.

3.19        Legal Proceedings; Orders.

(a)           Except as set forth in Section 3.19(a) of the RMT Partner Disclosure Letter, there is no material pending and served Legal Proceeding (including pursuant to Environmental Law) affecting the assets of RMT Partner, the business of RMT Partner or any of the RMT Partner Companies, or (to the Knowledge of RMT Partner) any pending but not served Legal Proceeding affecting the business of RMT Partner, the assets of RMT Partner or the RMT Partner Companies and no Person has threatened in writing or, to the Knowledge of RMT Partner, orally, to commence any material Legal Proceeding affecting the RMT Partner Companies.

(b)           There is no material Order (including pursuant to Environmental Law) to which any of the RMT Partner Companies, or any of the assets of RMT Partner, is subject. To the Knowledge of RMT Partner, no officer or other key employee of any of the RMT Partner Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the RMT Partner Business.

3.20        Customers, Distributors, Suppliers and Licensors.

(a)           Section 3.20(a) of the RMT Partner Disclosure Letter sets forth a correct and complete list of the twenty (20) largest customers of RMT Partner Business on a consolidated basis, based on revenues generated during the 12 month period ended December 31, 2020 (the “RMT Partner Top Customers”), and the amount of revenues attributable to each such RMT Partner Top Customer during that period.

(b)          Section 3.20(b) of the RMT Partner Disclosure Letter sets forth a correct and complete list of the top twenty (20) suppliers of equipment, consumables, products, raw materials or components to the RMT Partner Business, on a consolidated basis, based on expenditures made during the 12 month period ended December 31, 2020 (the “RMT Partner Top Suppliers”), and the amount of the expenditures attributable to each such RMT Partner Top Supplier during that period.

(c)           Section 3.20(c) of the RMT Partner Disclosure Letter sets forth a correct and complete list of the top seventeen (17) distributors to the RMT Partner Business, on a consolidated basis, based on sales of products made during the 12 month period ended December 31, 2020 (the “RMT Partner Top Distributors”), and the amount of the sales attributable to each such RMT Partner Top Distributor during that period.

(d)           Section 3.20(d) of the RMT Partner Disclosure Letter sets forth a correct and complete list of the top five (5) suppliers of manufacturing services to the RMT Partner Business, on a consolidated basis, based on expenditures made during the 12 month period ended December 31, 2020 (the “RMT Partner Top Service Providers”), and the amount of the expenditures attributable to each such RMT Partner Top Service Provider during that period.

(e)           Since January 1, 2020, none of RMT Partner or any of its Subsidiaries has received, from any RMT Partner Top Customer, RMT Partner Top Supplier, RMT Partner Top Service Provider or RMT Partner Top Distributor written communications (i) terminating, not renewing or materially reducing (or stating the intent to terminate, not renew or materially reduce), or materially altering the terms (or stating the intent to materially alter the terms) of such RMT Partner Top Customer’s, RMT Partner Top Supplier’s, RMT Partner Top Service Provider’s or RMT Partner Top Distributor’s relationship with RMT Partner or any of its Subsidiaries or (ii) indicating a material breach of the terms of any Contracts with such RMT Partner Top Customer, RMT Partner Top Supplier, RMT Partner Top Service Provider or RMT Partner Top Distributor, in each case, except as, individually or in the aggregate, has not been and would not reasonably be expected to be, material and adverse to the RMT Partner Companies, taken as a whole.

3.21        Ownership of Remainco Common Stock. None of the RMT Partner Companies or, to the Knowledge of RMT Partner, any of their “affiliates” or “associates” holds or has the right to acquire any capital stock or other equity interest or right convertible into or exchangeable for capital stock of any Remainco Companies.

3.22        Vote Required. The only vote of RMT Partner’s stockholders required to consummate the Contemplated Transactions is the affirmative vote of the holders of a majority of the shares of RMT Partner Common Stock present in person or by proxy at the RMT Partner Stockholders’ Meeting in favor of the approval of the issuance of the RMT Partner Common Stock pursuant to this Agreement for the purpose of approving such issuance pursuant to listing rules of the New York Stock Exchange (the “Required RMT Partner Stockholder Vote”). The affirmative vote of the holders of a majority of the voting power of the shares of common stock of Merger Sub (the “Required Merger Sub Stockholder Vote”) is the only vote of the holders of any class or series of Merger Sub’s capital stock necessary to adopt this Agreement or approve the Contemplated Transactions. RMT Partner is the sole stockholder of record of Merger Sub.

3.23        Financial Advisor. Except for Barclays Capital Inc. and Incentrum Securities, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of RMT Partner or any of its Subsidiaries.

3.24        Valid Issuance. The RMT Partner Common Stock to be issued pursuant to the Merger has been duly authorized and, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable and will not be subject to any restriction on resale under the Securities Act, other than restrictions imposed by Rules 144 and 145 under the Securities Act.

3.25        Takeover Statutes. As of the date of this Agreement, there is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which RMT Partner or any of its Subsidiaries is a party or otherwise is bound. The Contemplated Transactions are and, as of the Closing, shall be exempt from any such stockholder rights plan, “poison pill,” anti-takeover plan or other similar device adopted prior to the Closing to which RMT Partner or any of its Subsidiaries is a party or otherwise is bound. No “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested stockholder,” “stockholder protection” or other similar anti-takeover law applicable to RMT Partner or Merger Sub enacted under Legal Requirement applies to this Agreement, the Merger or any other Contemplated Transactions.

3.26        Financing.

(a)           (i) On or prior to the date of this Agreement, RMT Partner has delivered to Remainco true, complete and fully executed copies of the RMT Partner Commitment Letter. As of the date of this Agreement, (A) the RMT Partner Commitment Letter has not been amended, waived or modified in any respect; (B) the respective commitments contained in the RMT Partner Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect; and (C) to the Knowledge of RMT Partner, no amendment, modification, withdrawal or rescission to or of the RMT Partner Commitment Letter is currently contemplated other than any amendment or modification to the RMT Partner Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) who had not executed the RMT Partner Commitment Letter as of the date of this Agreement. As of the date of this Agreement, except for the RMT Partner Commitment Letter, there are no side letters or other contracts, instruments or other commitments, obligations or arrangements (whether written or oral) related to any portion of the funding of the full amount of the RMT Partner Financing to which RMT Partner or any of its Affiliates is a party, that would (v) impair the enforceability of the RMT Partner Commitment Letter, (w) reduce the aggregate amount of any portion of the RMT Partner Financing, together with cash available to RMT Partner of up to $15,000,000, such that the aggregate amount of the RMT Partner Financing would be below the amount required to fund the RMT Partner Special Dividend as contemplated by this Agreement and the Separation Agreement, (x) impose new or additional conditions precedent to the RMT Partner Financing, (y) otherwise modify any of the conditions precedent to the RMT Partner Financing in a manner adverse to RMT Partner or (z) reasonably be expected to prevent, impair or delay the consummation of the RMT Partner Financing.

(ii)         As of the date of this Agreement, the RMT Partner Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of RMT Partner and, to the Knowledge of RMT Partner, the other parties thereto, enforceable against RMT Partner, and to the Knowledge of RMT Partner, each of the other parties thereto in accordance with its terms, subject to Bankruptcy and Equity Exceptions. As of the date of this Agreement, assuming (A) compliance by Remainco and Spinco with the covenants and obligations contained in this Agreement, the Separation Agreement and the other Transaction Documents and (B) the accuracy of the representations and warranties made by Remainco and Spinco in this Agreement, (x) no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of RMT Partner, its Affiliates or, to the Knowledge of RMT Partner, any other party to the RMT Partner Commitment Letter under any term or condition of the RMT Partner Commitment Letter or would result in any portion of the financing contemplated thereby being unavailable or delayed, (y) RMT Partner is not aware of any fact, event or other occurrence that makes any of the representations or warranties of RMT Partner in the RMT Partner Commitment Letter inaccurate in any material respect, and (z) assuming satisfaction or waiver of the conditions set forth in Articles VI and VII, RMT Partner has no reason to believe that any of the conditions precedent set forth in the RMT Partner Commitment Letter will fail to be timely satisfied or that the RMT Partner Financing will not be available at the Closing. RMT Partner has fully paid any and all commitment fees, any other fees or any other amounts required by the RMT Partner Commitment Letter to be paid on or before the date of this Agreement and will continue to pay in full any such amounts required to be paid pursuant to the terms of the RMT Partner Commitment Letter as and when they become due and payable on or prior to the Closing Date. Assuming (1) the RMT Partner Financing is funded in accordance with the RMT Partner Commitment Letter, (2) compliance by Remainco and Spinco with the covenants and obligations contained in this Agreement, the Separation Agreement and the other Transaction Documents and (3) the accuracy of the representations and warranties made by Remainco and Spinco in this Agreement, the aggregate proceeds from the RMT Partner Financing, together with cash available to RMT Partner of up to $15,000,000, will be sufficient to fund the RMT Partner Special Dividend as contemplated by this Agreement and the Separation Agreement, including the payment of all related fees and expenses. Other than as set forth in the RMT Partner Commitment Letter, there are no conditions precedent to the funding of the full amount of the RMT Partner Financing. As of the date of this Agreement, assuming (I) compliance by Remainco and Spinco with the covenants and obligations contained in this Agreement, the Separation Agreement and the other Transaction Documents and (II) the accuracy of the representations and warranties made by Remainco and Spinco in this Agreement, RMT Partner (i) is not aware of any fact, occurrence or condition that would cause the commitments provided in the RMT Partner Commitment Letter to be terminated or to become ineffective and (ii) has no reason to believe that any of the conditions to the RMT Partner Financing which are within its control will not be satisfied on a timely basis. Notwithstanding anything to the contrary herein, the parties hereto agree that it shall not be a condition to the Closing for RMT Partner to obtain the RMT Partner Financing or the Alternative RMT Partner Financing. RMT Partner has fully paid any and all commitment fees, any other fees or any other amounts required by the Spinco Commitment Letter to be paid on or before the date of this Agreement.

(b)           Assuming (i) the accuracy of the representations and warranties set forth in Article II and (ii) satisfaction of the conditions to RMT Partner’s obligation to consummate the Merger, or waiver of such conditions, upon the consummation of the Contemplated Transactions and the other Transaction Documents, RMT Partner will be Solvent.

3.27        Data Privacy and Information Security.

(a)           The RMT Partner Companies have established a RMT Partner Information Security Program that is appropriately implemented and maintained, and there have been no material violations of the RMT Partner Information Security Program. The RMT Partner Companies have assessed and tested its RMT Partner Information Security Program on a no less than annual basis; remediated all critical, high and medium risks and vulnerabilities; and the RMT Partner Information Security Program has proven sufficient and compliant with RMT Partner Privacy Requirements in all material respects. The RMT Partner IT Systems currently used by the RMT Partner Companies are in good working condition, do not contain any Malicious Code or defect, and operate and perform as necessary to conduct the RMT Partner Business. All RMT Partner Company Data will continue to be available for Processing by the RMT Partner Companies following the Closing on substantially the same terms and conditions as existed immediately before the Closing.

(b)           The RMT Partner Companies and, to the Knowledge of RMT Partner, with respect to the Processing of RMT Partner Company Data, its RMT Partner Data Processors, comply and have materially complied at all times with RMT Partner Company Privacy Policies and the RMT Partner Privacy Requirements. Except for disclosures of Personal Data permitted under RMT Partner Privacy Requirements, the RMT Partner Companies have not sold (as defined by the California Consumer Privacy Act, Cal. Civ. Code § 1798.100, et seq.) or rented, and do not sell or rent, any Personal Data to Persons or other third parties. To the Knowledge of RMT Partner, neither the execution, delivery or performance of this Agreement nor any of the other agreements contemplated by this Agreement, nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements violate any RMT Partner Privacy Requirements or RMT Partner Company Privacy Policies. Where the RMT Partner Companies use a RMT Partner Data Processor to Process Personal Data, the RMT Partner Data Processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, and security measures, and has agreed to comply with those obligations in a manner sufficient for the RMT Partner Companies’ compliance with RMT Partner Privacy Requirements.

(c)           The RMT Partner Companies and, to the Knowledge of RMT Partner, its RMT Partner Data Processors have not suffered a Data Breach requiring notification to any Person or Governmental Body under RMT Partner Privacy Requirements, and have not been adversely affected by any Malicious Code or denial-of-service attacks on any RMT Partner IT Systems. The RMT Partner Companies have not received a written notice (including any enforcement notice), letter or complaint from a Governmental Body or any Person alleging noncompliance or potential noncompliance with any RMT Partner Privacy Requirements or RMT Partner Company Privacy Policies and have not been subject to any Legal Proceeding relating to noncompliance or potential noncompliance with RMT Partner Privacy Requirements or the RMT Partner Companies’ Processing of Personal Data. The RMT Partner Companies are not in breach or default of any Contracts relating to its RMT Partner IT Systems or to RMT Partner Company Data and do not transfer Personal Data internationally except where such transfers materially comply with RMT Partner Privacy Requirements and RMT Partner Company Privacy Policies.

3.28        Acknowledgement by RMT Partner and Merger Sub. Neither RMT Partner nor Merger Sub is relying or has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article II. The representations and warranties by Remainco and Spinco contained in Article II constitute the sole and exclusive representations and warranties of Remainco, the Spinco Companies, the other Remainco Companies and their respective Representatives in connection with the Contemplated Transactions, and RMT Partner and Merger Sub understand, acknowledge and agree that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Remainco and Spinco. Without limiting the generality of the foregoing, each of RMT Partner and Merger Sub acknowledges that, except for the representations and warranties of Remainco and Spinco contained in Article II, no representations or warranties are made by Remainco, the Spinco Companies, the other Remainco Companies or their respective Representatives with respect to the accuracy or completeness of any information, documents or other materials (including any such materials contained in any data room or otherwise reviewed by RMT Partner or Merger Sub or any of their respective Representatives) or any management presentations that have been or shall hereafter be provided to RMT Partner or Merger Sub or any of their respective Representatives.

3.29        Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions and it has not engaged in any business activities or conducted any operations other than in connection with the Contemplated Transactions.

ARTICLE IV

CERTAIN COVENANTS OF THE PARTIES REGARDING OPERATIONS DURING THE PRE-CLOSING PERIOD

4.1          Access and Investigation. During the period commencing on the date of this Agreement and ending as of the earlier of the termination of this Agreement or the Effective Time (the “Pre-Closing Period”), subject to applicable Legal Requirement, upon reasonable notice, Remainco and RMT Partner shall each, and shall cause each of their respective Subsidiaries to, in each case, for the primary purposes of consummating the Contemplated Transactions and transition and integration planning: (i) provide the Representatives of the other party with reasonable access (taking into account any safety measures or Legal Requirement related to SARS-CoV-2 or COVID-19 (and any evolutions or mutations thereof)) during normal business hours (insofar as such access is reasonably required by the requesting party) to its Representatives and assets and to all existing books, records, work papers and other documents and information relating to such Entity or any of its Subsidiaries (but in the case of Remainco and its Subsidiaries, solely as it relates to the Spinco Business or the Spinco Companies), in each case as reasonably requested by RMT Partner or Remainco, as the case may be, and (ii) provide the Representatives of the other party with such copies of the existing books, records, work papers and other documents and information relating to such Entity and its Subsidiaries (but in the case of Remainco and its Subsidiaries, solely as it relates to the Spinco Business or the Spinco Companies) as reasonably requested by RMT Partner or Remainco, as the case may be. During the Pre-Closing Period, Remainco and RMT Partner shall, and shall use reasonable best efforts to cause their respective Representatives to, cause their senior officers to meet, upon reasonable notice and during normal business hours, with their respective officers responsible for Remainco’s and RMT Partner’s financial statements and the internal controls, respectively, to discuss such matters as Remainco or RMT Partner may deem necessary or appropriate in order to enable RMT Partner to comply following the Closing with the Sarbanes-Oxley Act and the rules and regulations relating thereto. Subject to Section 5.4 and without limiting the generality of any of the foregoing, during the Pre-Closing Period, Remainco and RMT Partner shall provide the other with copies of any notice, report or other document filed with or sent to any Governmental Body on behalf of any of the Spinco Companies or the RMT Partner Companies, respectively, in connection with the Merger or any of the other Contemplated Transactions a reasonable time in advance of the filing or sending of such document in order to permit a review thereof. Nothing herein shall require Remainco or RMT Partner to disclose any information if, in the reasonable judgement of Remainco or RMT Partner, as applicable, such disclosure would jeopardize any attorney-client privilege or contravene any applicable Legal Requirement or binding agreement entered into prior to the date of this Agreement; provided that the parties shall cooperate to disclose such information to the extent possible without jeopardizing such privilege or contravening such Legal Requirement or binding agreements. All information exchanged pursuant to this Section 4.1 shall be subject to the Confidentiality Agreement. This Section 4.1 shall not apply with respect to any Tax matters.

4.2          Operation of the Business of the Spinco Companies.

(a)           During the Pre-Closing Period, except as set forth in Section 4.2(a) of the Remainco Disclosure Letter, as otherwise contemplated by this Agreement, the Separation Agreement, any other Transaction Document, as required by Legal Requirement or if RMT Partner shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed): (i) Remainco shall and shall cause its Subsidiaries to use reasonable best efforts to conduct the business and operations of the Spinco Business in the ordinary course of business consistent with past practice; (ii) Remainco shall cause the Spinco Companies to not operate any business other than the Spinco Business; and (iii) to the extent consistent therewith, Remainco shall and shall cause its Subsidiaries to use reasonable best efforts to preserve intact the material components of their current business organization, and maintain satisfactory relations and goodwill with all material suppliers, material customers, material licensors, and Governmental Bodies, in each case to the extent related to the Spinco Business.

(b)          During the Pre-Closing Period, except as set forth in Section 4.2(b) of the Remainco Disclosure Letter, as otherwise contemplated by this Agreement, the Separation Agreement, any other Transaction Document, as required by Legal Requirement or if RMT Partner shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Remainco shall not and shall cause its Subsidiaries not to, and Remainco shall cause each of its Subsidiaries not to:

(i)          declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities of Remainco or any of the Spinco Companies, other than: (A) dividends or distributions between or among any of the wholly-owned Subsidiaries of Remainco and Remainco; (B) in connection with the withholding of Taxes in connection with the vesting of Remainco Equity Awards (to the extent required by the terms as of the date of this Agreement or in the ordinary course consistent with past practice) or forfeitures of Remainco Equity Awards; (C) the Cash Payment; and (D) regular quarterly dividends on the Remainco Common Stock payable in accordance with past practice (including with respect to the timing of declaration and payment);

(ii)         reclassify, split, combine, subdivide or redeem any of the capital stock or other securities of Remainco or any of the Spinco Companies;

(iii)        sell, issue, grant, transfer, repurchase, subject to any Encumbrance, redeem, authorize the sale, issuance, grant, transfer, repurchase, Encumbrance or redemption of: (A) any capital stock, membership interest or other securities of Remainco or any of the Spinco Companies; (B) any option, call, warrant or right to acquire any capital stock or other security of Remainco or any of the Spinco Companies; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Remainco or any of the Spinco Companies (except that Remainco may issue shares of Remainco Common Stock upon the exercise or vesting of Remainco Equity Awards outstanding as of the date of this Agreement pursuant to the terms of such Remainco Equity Award as in effect on the date of this Agreement (it being understood that, consistent with clauses (ii) and (vi) hereof, and except as set forth in the Employee Matters Agreement, any rights to exercise or vest shall not be accelerated) and Remainco may grant Remainco Equity Awards subject to the limitations set forth in clause (iv) below; provided, further, that for the avoidance of doubt, this Section 4.2(b)(iii) does not limit Remainco in respect of any of its Subsidiaries that are not Spinco Companies);

(iv)        with respect to any Remainco Equity Awards held by any Spinco Employee, except as otherwise required by the terms of any Remainco Benefit Plan as in effect on the date of this Agreement or as permitted by the Employee Matters Agreement, (A) amend or waive any of its rights under, or accelerate the vesting under, any provision of the Remainco Equity Plan; (B) amend any provision of any agreement evidencing any outstanding Remainco Equity Award; (C) otherwise modify any of the terms of any outstanding Remainco Equity Award, warrant or other security or any related Contract; or (D) grant any Remainco Equity Award;

(v)         amend or permit the adoption of any amendment to the Organizational Documents of Spinco, or amend or permit the adoption of any amendment to the Organizational Documents of any other Spinco Company in a manner that is adverse to RMT Partner in any material respect;

(vi)        with respect to the Spinco Business or any Spinco Company, make or commit to make any capital expenditure in excess of $30,000,000 in the aggregate per calendar year or $10,000,000 in the aggregate per calendar quarter;

(vii)       other than in the ordinary course of business (A) amend in any material respect (other than an extension), terminate, or waive any material right or remedy under, any Spinco Material Contract, any Contract with a Spinco Top Customer, Spinco Top Supplier, Spinco Top Service Provider or Spinco Top Distributor or any other Contract that is material to the Spinco Companies (taken as a whole), other than termination thereof upon the expiration of any such Contract in accordance with its terms or upon a material breach thereof by the counterparty thereto or (B) enter into a Contract that would be a Spinco Material Contract under clauses (v), (xi) or (xiv) of the definition thereof;

(viii)       in the case of the Spinco Business and each of the Spinco Companies, other than to the extent either contemplated by the Employee Matters Agreement or as required by applicable Legal Requirement or the terms of any Remainco Benefit Plan, Remainco Governmental Plan or Collective Bargaining Agreement, in each case as in effect as of the date of this Agreement, (A) establish, adopt, enter into, amend, modify or terminate any Remainco Benefit Plan (or any benefit plan, program, agreement or arrangement that would be a Remainco Benefit Plan if in effect on the date hereof) or Collective Bargaining Agreement except (1) that with respect to any Remainco Benefit Plan providing welfare benefits which will not be sponsored, maintained or contributed to by the Spinco Companies or the RMT Partner Companies at or following the Closing, Remainco may make amendments or modifications to such Remainco Benefit Plan in the ordinary course of business in connection with annual enrollment, (2) for ordinary course renewals of any Collective Bargaining Agreement and (3) that Remainco and the Spinco Companies may, with respect to the Spinco Business, enter into offer letters consistent with past practice in a form that has been Made Available to RMT Partner with newly hired employees (who are hired in accordance with clause (F) below) who will have an annual base salary of $250,000 or below; (B) modify the compensation or benefits of any Spinco Employee, except that Remainco may (1) increase the annual base salary, or wages, as applicable, or short-term cash incentive target opportunity of any Spinco Employee with a title of Vice President or below and an annual salary of $250,000 or below in the ordinary course of business consistent with past practice (provided that in no event shall the aggregate value of such increases exceed 10% of the aggregate value of such compensation as of the date hereof and the value of such increase with respect to any Spinco Employee exceed 25% of such Spinco Employee’s base salary or short-term cash incentive target opportunity, as applicable, as of the date hereof); (C) accelerate the timing of payment, funding or vesting under any Remainco Benefit Plan or make any discretionary payment under or contribution to any Remainco Benefit Plan or make any contribution to a trust related to a Remainco Benefit Plan which is in a form other than cash; (D) announce, implement or effect any reduction in force or layoff with respect to 100 or more of the Spinco Employees; (E) transfer or relocate any Spinco Employee (whether within the Spinco Business, or to Remainco or any Remainco Affiliate, or otherwise), other than to fill an open position within the Spinco Business or in accordance with the Employee Matters Agreement; (F) transfer the employment or services of any employee or other service provider of Remainco to the Spinco Companies, other than to fill an open position within the Spinco Business or in accordance with the Employee Matters Agreement; or (G) hire more than 100 individuals who would be Spinco Employees if employed on the date hereof (except that Remainco may (1) hire additional individuals in the ordinary course of business consistent with past practice to replace departing employees, provided that the compensation and benefits from any such new hire are substantially similar to those provided to the departing employee and the base salary of such new hire does not exceed $250,000 per annum; or (2) transfer the employment of non-Spinco employees from Spinco to Remainco and Spinco Employees from Remainco to Spinco in accordance with the Employee Matters Agreement);

(ix)         provide any Tax gross-up to any Spinco Employee or other service provider to the Spinco Business under any Remainco Benefit Plan or otherwise (including a gross-up related to Taxes under Section 4999 or 409A of the Code);

(x)         with respect to the Spinco Business or the Spinco Companies, acquire any equity interest or other interest in any other Entity or acquire, lease or license any right or other asset or property from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset or property to any other Person (except in each case for: (A) assets or properties acquired, leased, licensed or disposed of by the Spinco Companies in the ordinary course of business that are not the acquisition of any equity interest or other interest in any Entity and that are not the acquisition of any business or division of any Person; (B) assets or properties that are immaterial to the business of the Spinco Companies and to the Spinco Business; or (C) sales of inventory or other assets or properties in the ordinary course of business; provided, that, in each case, such acquisitions are not reasonably likely to cause any condition to this Agreement to not be satisfied);

(xi)         make any pledge of any of the Spinco Assets or permit any of the Spinco Assets to become subject to any Encumbrances, in each case other than Permitted Encumbrances;

(xii)        with respect to the Spinco Companies or the Spinco Business, (A) make or forgive any loans, advances or capital contributions to any Person (other than (1) routine travel and business expense advances made to directors or employees in the ordinary course of business or (2) loans to Remainco or any of its Subsidiaries), (B) incur or guarantee any Indebtedness in excess of $10,000,000 in the aggregate, provided such Indebtedness does not include prepayment penalties or prohibit or limit the party’s ability to repay such Indebtedness or (C) take any action (including the incurrence or guarantee of Indebtedness) that would reasonably be expected to result in a reduction to the amount committed under the Spinco Debt Commitment Letter;

(xiii)       with respect to the Spinco Companies or the Spinco Business, other than (A) in the ordinary course of business and consistent with past practices or (B) as required by concurrent changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices or procedures in any respect;

(xiv)       change any actuarial or other assumptions used to calculate funding with respect to any Remainco Pension Plan, except as required by GAAP, the IRS or the DOL;

(xv)        with respect to the Spinco Companies or the Spinco Business, settle, pay, discharge or satisfy any Legal Proceeding or other material claim, other than settlements and compromises for payments that individually are not in excess of $5,000,000 and in the aggregate are not in excess of $20,000,000, in each case net of insurance, provided such settlements and compromises (A) do not impose any restrictions on the operation of the Spinco Business following the Effective Time, (B) do not admit wrongdoing and (C) include a full release of the Spinco Business and the Spinco Companies;

(xvi)       with respect to the Spinco Business, enter into any material new lines of business, withdraw from any existing material lines of business, or terminate, discontinue, close or dispose of any material plant, facility or other business operation;

(xvii)      with respect to the Spinco Business, permit to expire or fail to timely renew any material Governmental Authorization;

(xviii)     with respect to the Spinco Companies or the Spinco Business, change in any material respect its cash management practices, policies or procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, inventory control, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits, from such practices, policies or procedures with respect thereto used by the Spinco Business in the ordinary course of business consistent with past practice, or take or refrain from taking any action in respect of working capital of the Spinco Companies or the Spinco Business that is outside of the ordinary course of business consistent with past practices, in each case including (A) taking (or omitting to take) any action that would have the effect of materially accelerating revenues, cash receipts or the collection of accounts receivable to pre-Closing periods that would otherwise be expected to take the place or be incurred in post-Closing periods or (B) taking (or omitting to take) any action that would have the effect of materially delaying or postponing the payment of any accounts payable to post-Closing periods that would otherwise be expected to be paid in pre-Closing periods;

(xix)       take any action that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code (whether or not otherwise permitted by the provisions of this Section 4.2);

(xx)        other than in the ordinary course of business and consistent with past practice, license, covenant not to sue, abandon, disclaim, sell, assign or grant any security interest in, to or under any material Spinco IP, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in any material Spinco IP;

(xxi)       other than in the ordinary course of business and consistent with past practice, (A) make any change (or file any such change) in any method of Tax accounting; (B) make, change or rescind any Tax election; (C) settle or compromise any Tax liability or consent to any claim or assessment relating to Taxes; (D) file any amended income or other material Tax Return or claim for refund; (E) enter into any closing agreement relating to Taxes; or (F) waive or extend the statute of limitations in respect of Taxes; in each case, to the extent that doing so could reasonably be expected to result in a material incremental cost to any of the Spinco Companies;

(xxii)      with respect to Remainco or any of the Spinco Companies, liquidate, dissolve, restructure or reorganize or adopt a plan or agreement therefor;

(xxiii)     with respect to the Spinco Companies and the Spinco Business, fail to maintain (with insurance companies substantially as financially responsible as its existing insurance insurers) insurance in at least the same amounts and against at least such risks and losses as are consistent in all material respects with past practice; or

(xxiv)     agree or commit to take any of the actions described in clauses (i) through (xxiii) of this Section 4.2(b).

(c)          During the Pre-Closing Period, Remainco shall promptly notify RMT Partner in writing of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VI impossible or that has had or would reasonably be expected to have or result in a Spinco Material Adverse Effect. No notification given to RMT Partner pursuant to this Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Remainco contained in this Agreement or the conditions to the obligations of the parties under this Agreement; provided, however, that a failure to comply with this Section 4.2(c) will not constitute the failure of any condition set forth in Article VI to be satisfied unless the underlying event, condition, fact or circumstance would independently result in the failure of a condition set forth in Article VI to be satisfied.

4.3          Operation of the Business of the RMT Partner Companies.

(a)          During the Pre-Closing Period, except as set forth in Section 4.3(b) of the RMT Partner Disclosure Letter, as otherwise contemplated by this Agreement, the Separation Agreement, any other Transaction Document, as required by Legal Requirement or if Remainco shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (i) RMT Partner shall and shall cause its Subsidiaries to use reasonable best efforts to conduct the business and operations of the RMT Partner Business in the ordinary course of business consistent with past practice; and (ii) to the extent consistent therewith, RMT Partner shall and shall cause its Subsidiaries to use reasonable best efforts to preserve intact the material components of their current business organization, and maintain satisfactory relations and goodwill with all material suppliers, material customers, material licensors, and Governmental Bodies.

(b)          During the Pre-Closing Period, except as set forth in Section 4.3(b) of the RMT Partner Disclosure Letter, as otherwise contemplated by this Agreement, the Separation Agreement or any other Transaction Document, as required by Legal Requirement or if Remainco shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), RMT Partner shall not, and RMT Partner cause the RMT Partner Subsidiaries not to:

(i)          declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities of any RMT Partner Company, other than: (A) dividends or distributions between or among any of the RMT Partner Companies; (B) in connection with the withholding of Taxes in connection with the vesting of RMT Partner Equity Awards (to the extent required by the terms as of the date of this Agreement or in the ordinary course consistent with past practice) or forfeitures of RMT Partner Equity Awards; and (C) regular quarterly dividends payable in accordance with past practice (including with respect to the timing of declaration and payment);

(ii)          reclassify, split, combine, subdivide or redeem any capital stock or other securities of RMT Partner;

(iii)         sell, issue, grant, transfer, repurchase, redeem, authorize the sale, issuance, grant, transfer, repurchase, subject to any Encumbrance, redeem, authorize the sale, issuance, grant, transfer, repurchase, Encumbrance or redemption of: (A) any capital stock, membership interest or other securities of any RMT Partner Companies; (B) any option, call, warrant or right to acquire any capital stock or other security of any RMT Partner Companies; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the RMT Partner Companies (except that RMT Partner may issue shares of RMT Partner Common Stock upon the vesting of any RMT Partner Equity Awards outstanding as of the date of this Agreement pursuant to the terms of such RMT Partner Equity Award as in effect on the date of this Agreement (it being understood that, consistent with clauses (iii) and (vii) hereof, any rights to exercise or vest shall not be accelerated);

(iv)        with respect to any RMT Partner Equity Awards, except as otherwise required by the terms of any RMT Partner Benefit Plan as in effect on the date of this Agreement, (A) amend or waive any of its rights under, or accelerate the vesting under, any provision of the RMT Partner Equity Plans; (B) amend any provision of any agreement evidencing any outstanding RMT Partner Equity Award; (C) otherwise modify any of the terms of any outstanding RMT Partner Equity Award, warrant or other security or any related Contract; or (D) grant or any RMT Partner Equity Award;

(v)         amend or permit the adoption of any amendment to RMT Partner’s Organizational Documents;

(vi)        make any capital expenditure outside the ordinary course of business (except that the RMT Partner Companies may make any capital expenditure that: (A) is provided for in RMT Partner’s capital expense budget delivered to Remainco prior to the date of this Agreement; or (B) when added to all other capital expenditures made on behalf of all of the RMT Partner Companies since the date of this Agreement but not provided for in RMT Partner’s capital expense budget delivered to Remainco prior to the date of this Agreement, does not exceed fifteen percent (15%) of the budgeted amount in the aggregate on an annual basis);

(vii)       other than in the ordinary course of business (A) amend in any material respect (other than an extension), terminate, or waive any material right or remedy under, any RMT Partner Material Contract, any Contract with a RMT Partner Top Customer, RMT Partner Top Distributor, RMT Partner Top Service Provider or RMT Partner Top Supplier, or any other Contract that is material to the RMT Partner Companies (taken as a whole), other than termination thereof upon the expiration of any such Contract in accordance with its terms or upon a material breach thereof by the counterparty thereto or (B) enter into a Contract that would be a RMT Partner Material Contract under clauses (v), (xi) or (xiv) of the definition thereof;

(viii)       other than to the extent required by applicable Legal Requirement or the terms of any RMT Partner Benefit Plan, RMT Partner Governmental Plan or Collective Bargaining Agreement, in each case as in effect as of the date of this Agreement, (A) establish, adopt, enter into, amend, modify or terminate any RMT Partner Benefit Plan (or any benefit plan, program, agreement or arrangement that would be a RMT Partner Benefit Plan if in effect on the date hereof) or Collective Bargaining Agreement, except that (1) the RMT Partner Companies may make amendments or modifications to such RMT Partner Benefit Plans in the ordinary course of business in connection with annual enrollment, (2) the RMT Partner Companies may make ordinary course renewals of any Collective Bargaining Agreement and (3) the RMT Partner Companies may enter into offer letters consistent with past practice in a form which has been Made Available to Remainco with newly hired employees who will have an annual base salary of $250,000 or below; (B) solely with respect to the RMT Partner Employees included in the RMT Partner’s PTS business unit, modify the compensation or benefits of any RMT Partner Employee, except that RMT Partner may increase the annual base salary, or wages, as applicable, or short-term cash incentive target opportunity of any such RMT Partner Employee with a title of Vice President or below and an annual salary of $250,000 or below in the ordinary course of business consistent with past practice (provided that in no event shall the aggregate value of such increases exceed 10% of the aggregate value of such compensation as of the date hereof and the value of such increase with respect any RMT Partner Employee exceed 25% of such RMT Partner Employee’s base salary or short-term cash incentive target opportunity, as applicable, as of the date hereof); or (C) accelerate the timing of payment, funding or vesting under any RMT Partner Benefit Plan or make any discretionary payment under or contribution to any RMT Partner Benefit Plan;

(ix)         acquire any equity interest or other interest in any other Entity or acquire, lease or license any right or other asset or property from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset or property to any other Person (except in each case for: (A) assets or properties acquired, leased, licensed or disposed of by RMT Partner in the ordinary course of business that are not the acquisition of any equity interest or other interest in any Entity and that are not the acquisition of any business or division of any Person; (B) assets or properties that are immaterial to the RMT Partner Business; or (C) sales of inventory or other assets or properties in the ordinary course of business; provided, that, in each case, such acquisitions are not reasonably likely to cause any condition to this Agreement to not be satisfied;

(x)          (A) make or forgive any loans, advances or capital contributions to any Person (other than (1) routine travel and business expense advances made to directors or employees in the ordinary course of business or (2) loans to any other RMT Partner Company), or (B) incur or guarantee any Indebtedness in excess of $10,000,000 in the aggregate;

(xi)         other than (A) in the ordinary course of business and consistent with past practices or (B) as required by concurrent changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices or procedures in any respect;

(xii)        settle, pay, discharge or satisfy any material Legal Proceeding or other material claim other than (A) in the ordinary course of business and (B) settlements, payments, discharges or satisfactions that, individually, are not in excess of fifteen percent (15%) of the amount reserved in connection therewith;

(xiii)       enter into any material new lines of business, withdraw from any existing material lines of business, or terminate, discontinue, close or dispose of any material plant, facility or other business operation;

(xiv)       permit to expire or fail to timely renew any material Governmental Authorization;

(xv)       take any action that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code (whether or not otherwise permitted by the provisions of this Section 4.3);

(xvi)       other than in the ordinary course of business and consistent with past practice, license, covenant not to sue, abandon, disclaim, sell, assign or grant any security interest in, to or under any material RMT Partner IP, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in any material RMT Partner IP;

(xvii)      other than in the ordinary course of business and consistent with past practice, (A) make any change (or file any such change) in any method of Tax accounting; (B) make, change or rescind any Tax election; (C) settle or compromise any Tax liability or consent to any claim or assessment relating to Taxes; (D) file any amended income or other material Tax Return or claim for refund; (E) enter into any closing agreement relating to Taxes; or (F) waive or extend the statute of limitations in respect of Taxes; in each case, to the extent that doing so could reasonably be expected to result in a material incremental cost to any of the RMT Partner Companies;

(xviii)     liquidate, dissolve, restructure or reorganize RMT Partner or adopt a plan or agreement therefor;

(xix)        fail to maintain (with insurance companies substantially as financially responsible as its existing insurance insurers) insurance in at least the same amounts and against at least such risks and losses as are consistent in all material respects with past practice; or

(xx)         agree or commit to take any of the actions described in clauses (i) through (xix) of this Section 4.3(a).

(c)           During the Pre-Closing Period, RMT Partner shall promptly notify Remainco in writing of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VII impossible or that has had or would reasonably be expected to have or result in a RMT Partner Material Adverse Effect. No notification given to Remainco pursuant to this Section 4.3(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of RMT Partner contained in this Agreement or the conditions to the obligations of the parties under this Agreement; provided, however, that a failure to comply with this Section 4.3(c) will not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying event, condition, fact or circumstance would independently result in the failure of a condition set forth in Article VII to be satisfied.

4.4          Control of Other Party’s Business. Nothing contained in this Agreement shall give Remainco or Spinco, directly or indirectly, the right to control or direct RMT Partner’s operations prior to the Effective Time. Nothing contained in this Agreement shall give RMT Partner, directly or indirectly, the right to control or direct the operations of the Spinco Business, or the business of Spinco and the Spinco Companies prior to the Effective Time. Prior to the Effective Time, each of Remainco, Spinco and RMT Partner shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

4.5          No Solicitation.

(a)           During the Pre-Closing Period, Remainco shall not, directly or indirectly, and Remainco shall cause its Subsidiaries and its and their respective officers, directors and employees not to, and use reasonable best efforts to cause the respective other Representatives of the Remainco Companies not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or any Acquisition Inquiry with respect to Remainco, the Spinco Companies or the Spinco Business; (ii) furnish any information regarding any of the Remainco Companies to any Person in connection with or in response to any Acquisition Proposal or any Acquisition Inquiry with respect to Remainco, the Spinco Companies or the Spinco Business; (iii) engage in discussions or negotiations with any Person relating to any Acquisition Proposal or any Acquisition Inquiry with respect to Remainco, the Spinco Companies or the Spinco Business (other than to state that they are not currently permitted to have discussions); (iv) approve, endorse or recommend any Acquisition Proposal or any Acquisition Inquiry with respect to Remainco, the Spinco Companies or the Spinco Business; (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction or any Acquisition Inquiry with respect to Remainco, the Spinco Companies or the Spinco Business; or (vi) reimburse or agree to reimburse the expenses of any other Person (other than Remainco’s Representatives) in connection with any Acquisition Proposal or any Acquisition Inquiry with respect to Remainco, the Spinco Companies or the Spinco Business.

(b)           During the Pre-Closing Period, RMT Partner shall not, directly or indirectly, and RMT Partner shall cause its Subsidiaries and its and their respective officers, directors and employees not to, and use reasonable best efforts to cause the respective other Representatives of the RMT Partner Companies not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or any Acquisition Inquiry with respect to RMT Partner; (ii) furnish any information regarding any of the RMT Partner Companies to any Person in connection with or in response to any Acquisition Proposal or any Acquisition Inquiry with respect to RMT Partner; (iii) engage in discussions or negotiations with any Person relating to any Acquisition Proposal or any Acquisition Inquiry with respect to RMT Partner (other than to state that they are not currently permitted to have discussions); (iv) approve, endorse or recommend any Acquisition Proposal or any Acquisition Inquiry with respect to RMT Partner; (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction or any Acquisition Inquiry with respect to RMT Partner; or (vi) reimburse or agree to reimburse the expenses of any other Person (other than RMT Partner’s Representatives) in connection with any Acquisition Proposal with respect to RMT Partner or any Acquisition Inquiry with respect to RMT Partner.

(c)           Notwithstanding anything in Section 4.5(b), if at any time after the execution of this Agreement and prior to the approval of the issuance of shares of RMT Partner Common Stock pursuant to the Merger by the Required RMT Partner Stockholder Vote (and in no event after obtaining the Required RMT Partner Stockholder Vote), (i) RMT Partner shall receive a bona fide written Acquisition Proposal with respect to RMT Partner that did not result from a breach of Section 4.5(b) (other than an immaterial breach) and (ii) the RMT Partner Board determines in good faith after consultation with RMT Partner’s financial advisor and outside legal counsel that such Acquisition Proposal is or would reasonably be expected to lead to a RMT Partner Superior Proposal and the failure to take the following actions would reasonably be expected to be inconsistent with the fiduciary duties of the RMT Partner Board under applicable Legal Requirement, then RMT Partner may (A) furnish information regarding the RMT Partner Companies (it being understood that in no event shall any of the RMT Partner Companies or their respective Representatives furnish any information regarding Remainco or any of its Subsidiaries (including the Spinco Companies) or the Spinco Business) to the Person making such Acquisition Proposal and its Representatives or (B) enter into discussions and negotiations with the Person making such Acquisition Proposal and its Representatives, provided that (1) prior to furnishing any such information to such Person, RMT Partner receives from such Person an executed confidentiality agreement that contains customary provisions (including nondisclosure provisions, use restrictions and non-solicitation provisions) at least as favorable in the aggregate to RMT Partner as the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement and allows for RMT Partner to comply with its obligations in this Agreement; (2) RMT Partner gives Remainco prompt written notice of any such determination by the RMT Partner Board (which notice shall be no later than 24 hours after such determination by the RMT Partner Board); and (3) RMT Partner furnishes or Makes Available any non-public information furnished or Made Available to such Person to Remainco (to the extent such information has not been previously furnished or Made Available by RMT Partner to Remainco) prior to or substantially concurrent with the time it is provided or made available to such Person.

(d)           Except as expressly permitted by Section 5.2, during the Pre-Closing Period, the RMT Partner Board (or any committee thereof) shall not (i) effect RMT Partner Change in Recommendation, (ii) adopt, approve, endorse, declare advisable or recommend to RMT Partner’s shareholders an Acquisition Proposal with respect to RMT Partner other than the Contemplated Transactions, (iii) fail to publicly reaffirm its recommendation of this Agreement within five (5) Business Days following receipt of a written request by Remainco to provide such reaffirmation after an Acquisition Proposal shall have been publicly disclosed or shall have become publicly known (provided that Remainco may only make such request once with respect to any Acquisition Proposal with respect to RMT Partner and once with respect to each material amendment to any Acquisition Proposal with respect to RMT Partner), (iv) fail to include in the Joint Proxy Statement/Prospectus the RMT Board Partner Recommendation or include in the Joint Proxy Statement/Prospectus any proposal to vote upon or consider any Acquisition Proposal with respect to RMT Partner other than the Contemplated Transactions or (v) fail to recommend against a competing tender offer or exchange offer for twenty percent (20%) or more of the outstanding capital stock of RMT Partner within ten (10) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders).

(e)           Notwithstanding anything in Section 4.5(a), if at any time after the execution of this Agreement and prior to obtaining the Required Remainco Stockholder Vote (and in no event after obtaining the Required Remainco Stockholder Vote), (i) Remainco shall receive a bona fide written Acquisition Proposal with respect to Remainco that did not result from a breach of Section 4.5(a) (other than an immaterial breach) and (ii) the Remainco Board determines in good faith after consultation with Remainco’s financial advisor and outside legal counsel that such Acquisition Proposal is or would reasonably be expected to lead to a Remainco Superior Proposal and the failure to take the following actions would reasonably be expected to be inconsistent with the fiduciary duties of the Remainco Board under applicable Legal Requirement, then Remainco may (A) furnish information regarding the Remainco Companies or Spinco Companies (it being understood that in no event shall any of the Remainco Companies, Spinco Companies or their respective Representatives furnish any information regarding RMT Partner or any of its Subsidiaries to the Person making such Acquisition Proposal and its Representatives) or (B) enter into discussions and negotiations with the Person making such Acquisition Proposal and its Representatives, provided that (1) prior to furnishing any such information to such Person, Remainco receives from such Person an executed confidentiality agreement that contains customary provisions (including nondisclosure provisions, use restrictions and non-solicitation provisions) at least as favorable in the aggregate to Remainco as the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement and allows for Remainco to comply with its obligations in this Agreement; (2) Remainco gives RMT Partner prompt written notice of any such determination by the Remainco Board (which notice shall be no later than 24 hours after such determination by the Remainco Board); and (3) Remainco furnishes or Makes Available any non-public information furnished or Made Available to such Person to RMT Partner (to the extent such information has not been previously furnished or Made Available by Remainco to RMT Partner) prior to or substantially concurrent with the time it is provided or made available to such Person.

(f)            Except as expressly permitted by Section 5.3, during the Pre-Closing Period, the Remainco Board (or any committee thereof) shall not (i) effect a Remainco Change in Recommendation, (ii) adopt, approve, endorse, declare advisable or recommend to Remainco’s stockholders an Acquisition Proposal with respect to Remainco or Spinco other than the Contemplated Transactions, (iii) fail to publicly reaffirm its recommendation of this Agreement within five (5) Business Days following receipt of a written request by RMT Partner to provide such reaffirmation after an Acquisition Proposal shall have been publicly disclosed or shall have become publicly known (provided that RMT Partner may only make such request once with respect to any Acquisition Proposal with respect to Remainco or Spinco and once with respect to each material amendment to any Acquisition Proposal with respect to Remainco or Spinco, (iv) fail to include in the Joint Proxy Statement/Prospectus the Remainco Board Recommendation or include in the Joint Proxy Statement/Prospectus any proposal to vote upon or consider any Acquisition Proposal with respect to Remainco or Spinco other than the Contemplated Transactions or (v) fail to recommend against a competing tender offer or exchange offer for twenty percent (20%) or more of the outstanding capital stock of Remainco within ten (10) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders).

(g)           Each of RMT Partner and Remainco shall promptly (and in no event later than 24 hours) after receipt of any Acquisition Proposal with respect to either (i) Remainco, the Spinco Business or a Spinco Company or (ii) RMT Partner, as the case may be, or Acquisition Inquiry with respect to either (A) Remainco, the Spinco Business or a Spinco Company or (B) RMT Partner, as the case may be, advise the other party to this Agreement orally and in writing of any such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof, including a copy of any written Acquisition Proposal or Acquisition Inquiry and any other agreements proposed to be entered into by RMT Partner or Remainco or any of their respective Subsidiaries, as the case may be, and the Person making such Acquisition Proposal or Acquisition Inquiry or any of its Subsidiaries or its or their respective Representatives, as the case may be, and any documentation in respect of such Acquisition Proposal or Acquisition Inquiry received from the proponent thereof or its Representative) that is made or submitted by any Person during the Pre-Closing Period. Each party receiving an Acquisition Proposal or Acquisition Inquiry shall keep the other party reasonably informed on a reasonably prompt basis with respect to: (1) the status of any such Acquisition Proposal or Acquisition Inquiry, including, with respect to an Acquisition Proposal or Acquisition Inquiry received by RMT Partner only, any negotiations with respect thereto and (2) the status and terms of any material modification or proposed material modification thereto, copies of any written materials (including e-mail correspondence) received from the proponent thereof or its Representative proposing any such changes to any such Acquisition Proposal or Acquisition Inquiry and drafts of any agreements proposed to be entered into by RMT Partner or any of its respective Subsidiaries, as the case may be, and the Person making such Acquisition Proposal or Acquisition Inquiry or any of its Subsidiaries or its or their respective Representatives, as the case may be.

(h)           Each of RMT Partner and Remainco shall, and shall cause their respective Subsidiaries and use reasonable best efforts to cause their respective Representatives to, immediately cease and cause to be terminated any discussions conducted on or before the date of this Agreement with any Person that relate to any Acquisition Proposal with respect to either (i) Remainco, the Spinco Business or a Spinco Company or (ii) RMT Partner, as the case may be, or Acquisition Inquiry with respect to either (A) the Spinco Business, the Spinco Assets or a Spinco Company or (B) RMT Partner, as the case may be, and request the prompt return or destruction of all confidential information previously furnished.

(i)            Each of Remainco and RMT Partner agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar Contract to which any such party or any of its Subsidiaries is a party or under which any such party or any of its Subsidiaries has any rights, and will use its commercially reasonable efforts to cause each such agreement to be enforced at the request of the other party to this Agreement except, in the case of (x) RMT Partner, to the extent that the RMT Partner Board determines in good faith, after having consulted with its outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the RMT Partner Board to its stockholders under applicable Legal Requirement and (y) Remainco, to the extent that the Remainco Board determines in good faith, after having consulted with its outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Remainco Board to its stockholders under applicable Legal Requirement.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS OF THE PARTIES

5.1          Registration Statement; Joint Proxy Statement/Prospectus.

(a)           As promptly as reasonably practicable after the date hereof (and in any event, by May 15, 2021), Remainco shall cause to be prepared the financial statements contemplated by Section 5.14(a). As promptly as reasonably practicable after the date such financial statements are delivered to RMT Partner, (i) RMT Partner and Remainco shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus, in preliminary form, and RMT Partner shall cause to be filed with the SEC the RMT Partner Form S-4 Registration Statement, in which the Joint Proxy Statement/Prospectus, in preliminary form, will be included as a prospectus, and (ii) Remainco shall cause Spinco to file with the SEC a registration statement on Form 10 (together with any amendments, supplements, prospectus or information statements thereto, the “Spinco Registration Statement”), to register the shares of Spinco Common Stock to be distributed in the Distributions. Each of RMT Partner and Remainco shall cooperate with the other in connection with the preparation and filing of the RMT Partner Form S-4 Registration Statement, the Joint Proxy Statement/Prospectus and the Spinco Registration Statement. RMT Partner and Remainco shall file or cause to be filed such other appropriate documents with the SEC as may be applicable. Each of RMT Partner and Remainco shall: (A) cause the RMT Partner Form S-4 Registration Statement, the Joint Proxy Statement/Prospectus and the Spinco Registration Statement to comply as to form in all material respects with the applicable rules, regulations and requirements of the Exchange Act or Securities Act; (B) promptly notify the other of, cooperate with each other with respect to, provide the other party (and its Representatives) with a reasonable opportunity to review and comment on, and respond promptly to, any comments of the SEC or its staff with respect to the RMT Partner Form S-4 Registration Statement, the Joint Proxy Statement/Prospectus or the Spinco Registration Statement; (C) provide the other party (and its Representatives) with a reasonable opportunity to review and comment on the RMT Partner Form S-4 Registration Statement, the Joint Proxy Statement/Prospectus or the Spinco Registration Statement, prior to filing of any such document with the SEC, including any amendments or supplements thereto; (D) have each of the RMT Partner Form S-4 Registration Statement and the Spinco Registration Statement become effective under the Securities Act and the Exchange Act, respectively, as promptly as reasonably practicable after each is filed with the SEC (it being understood that each of RMT Partner and Remainco shall use its reasonable best efforts to cause the RMT Partner Form S-4 Registration Statement to become effective under the Securities Act prior to the date on which the financial statements included therein would become stale for purposes of the rules promulgated by the SEC); and (E) keep each of the RMT Partner Form S-4 Registration Statement and the Spinco Registration Statement effective through the Closing in order to permit the consummation of the Contemplated Transactions. RMT Partner shall cause the Joint Proxy Statement/Prospectus to be mailed to RMT Partner’s stockholders, and Remainco shall cause the Joint Proxy Statement/Prospectus to be mailed to Remainco’s stockholders, in each case as promptly as reasonably practicable after the RMT Partner Form S-4 Registration Statement becomes effective under the Securities Act. Each of RMT Partner and Remainco shall promptly furnish the other party all information concerning such party, its Subsidiaries and stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If, at any time prior to the Effective Time, any event or circumstance shall be discovered by either RMT Partner or Remainco, or either RMT Partner or Remainco becomes aware of any information furnished by it, in either case, that should be disclosed in an amendment or supplement to the RMT Partner Form S-4 Registration Statement, the Joint Proxy Statement/Prospectus or the Spinco Registration Statement so that such document or documents would not include any untrue statement of a material fact or fail to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then such party shall: (1) promptly inform the other party thereof; (2) provide the other party (and its Representatives) with a reasonable opportunity to review and comment on any amendment or supplement to the RMT Partner Form S-4 Registration Statement, the Joint Proxy Statement/Prospectus or the Spinco Registration Statement prior to it being filed with the SEC; (3) provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (4) cooperate, if appropriate, in mailing such amendment or supplement to the stockholders of RMT Partner or Remainco (as the case may be). Remainco acknowledges that RMT Partner’s ability to comply with its obligations under this Section 5.1 depend, in part, on Remainco’s timely compliance with Section 5.14, and therefore RMT Partner shall be afforded a reasonable period to comply with such obligations based upon the timing of Remainco providing the financial statements herein contemplated.

(b)           Each of RMT Partner and Remainco shall also take all commercially reasonable actions (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with, in the case of the RMT Partner, the issuance of RMT Partner Common Stock pursuant to the Merger and, in the case of Remainco, the distribution of shares of Spinco Common Stock in the Distributions. If any state takeover statute or similar Legal Requirement shall become applicable to the Contemplated Transactions, each of the parties and their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated hereby or by the other Transaction Documents and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.2          RMT Partner Stockholders’ Meeting.

(a)           As promptly as practicable following the date on which the SEC shall clear (whether orally or in writing) the Joint Proxy Statement/Prospectus and declare the RMT Partner Form S-4 Registration Statement effective, RMT Partner: (i) shall take all action necessary under all applicable Legal Requirement to call, give notice of and hold a meeting of the holders of RMT Partner Common Stock (the “RMT Partner Stockholders’ Meeting”) to vote on a proposal to approve the issuance of shares of RMT Partner Common Stock pursuant to the Merger pursuant to rules of the New York Stock Exchange and (ii) shall submit such proposal to such holders at the RMT Partner Stockholders’ Meeting. Except as set forth on Section 5.2(a) of the RMT Partner Disclosure Letter, RMT Partner shall not submit any other proposals for approval at the RMT Partner Stockholders’ Meeting without the prior written consent of Remainco (such consent not to be unreasonably withheld, conditioned or delayed). RMT Partner in consultation with Remainco shall set a record date for Persons entitled to notice of, and to vote at, the RMT Partner Stockholders’ Meeting and shall not change such record date without the prior written consent of Remainco (such consent not to be unreasonably withheld, conditioned or delayed). RMT Partner shall use its reasonable best efforts to ensure that all proxies solicited by the RMT Partner Companies and their Representatives in connection with the RMT Partner Stockholders’ Meeting are solicited in material compliance with all applicable Legal Requirement. Notwithstanding anything to the contrary contained in this Agreement, RMT Partner may after consultation with Remainco adjourn or postpone the RMT Partner Stockholders’ Meeting: (i) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that is required by applicable Legal Requirement (or in connection with the settlement of any applicable litigation) is timely provided to RMT Partner’s stockholders; (ii) if as of the time for which the RMT Partner Stockholders’ Meeting is originally scheduled there are insufficient shares of RMT Partner Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the RMT Partner Stockholders’ Meeting; or (iii) if additional time is reasonably required to solicit proxies in favor of the approval of the issuance of shares of RMT Partner Common Stock pursuant to the Merger; provided, however, that the RMT Partner Stockholders’ Meeting shall not be postponed or adjourned for more than 30 days without the prior written consent of Remainco. Unless this Agreement shall have been terminated in accordance with Article VIII, nothing contained in this Agreement shall be deemed to relieve RMT Partner of its obligations to submit the issuance of shares of RMT Partner Common Stock pursuant to the Merger to its stockholders for a vote on the approval thereof. Unless this Agreement shall have been terminated in accordance with Article VIII, RMT Partner’s obligation to hold the RMT Partner Stockholders’ Meeting pursuant to this Section 5.2(a) shall not be affected by the commencement, public proposal or public disclosure of communication to RMT Partner of any Acquisition Proposal with respect to RMT Partner or any Acquisition Inquiry with respect to RMT Partner or by any RMT Partner Change in Recommendation.

(b)           Except to the extent permitted by Section 5.2(c): (i) the RMT Partner Board shall recommend that RMT Partner’s stockholders vote in favor of the issuance of shares of RMT Partner Common Stock pursuant to the Merger at the RMT Partner Stockholders’ Meeting; (ii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the RMT Partner Board recommends that RMT Partner’s stockholders vote to approve the issuance of shares of RMT Partner Common Stock pursuant to the Merger at the RMT Partner Stockholders’ Meeting (such determination and recommendation being referred to as the “RMT Partner Board Recommendation”); and (iii) the RMT Partner Board Recommendation shall not be directly or indirectly withdrawn or modified (or proposed to be withdrawn or modified and the RMT Partner Board shall not have adopted, approved, endorsed, declared advisable or recommended to RMT Partner’s shareholders an Acquisition Proposal with respect to RMT Partner other than the Contemplated Transaction) by the RMT Partner Board nor any committee thereof in a manner adverse to Remainco (a “RMT Partner Change in Recommendation”).

(c)           Notwithstanding anything to the contrary contained in Section 5.2(a) or elsewhere in this Agreement, at any time prior to the approval of the issuance of shares of RMT Partner Common Stock pursuant to the Merger by the Required RMT Partner Stockholder Vote, the RMT Partner Board may effect, or cause RMT Partner to effect, as the case may be, a RMT Partner Change in Recommendation:

(i)            if, (A) RMT Partner has not breached its obligations under Section 4.5 (other than immaterial breaches); (B) after the date of this Agreement, RMT Partner has received a bona fide written Acquisition Proposal that did not result from a breach of Section 4.5(b) (other than an immaterial breach) and is not withdrawn; (C) the RMT Partner Board determines in its good faith judgment, after consulting with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a RMT Partner Superior Proposal and failure to make a RMT Partner Change in Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the RMT Partner Board under applicable Legal Requirement (it being understood and agreed that the determination by the RMT Partner Board in this clause (C) and the delivery of the Notice of RMT Partner Superior Proposal and the public announcement that RMT Partner has delivered such notice shall not in and of itself constitute a RMT Partner Change in Recommendation); (D) prior to effecting a RMT Partner Change in Recommendation the RMT Partner Board provides Remainco written notice (a “Notice of RMT Partner Superior Proposal”) advising Remainco that RMT Partner has received a RMT Partner Superior Proposal, specifying the terms and conditions of such RMT Partner Superior Proposal, identifying the Person making such RMT Partner Superior Proposal and providing copies of any agreements intended to effect (or to finance such RMT Partner Superior Proposal, which financing commitments may include customary redactions) such RMT Partner Superior Proposal, and that the RMT Partner Board has made the determination required under clause (C) (including the basis on which such determination has been made); (E) during the four (4) Business Days (together with any subsequent shorter period as contemplated by the proviso below in this clause (E), solely for purposes of this Section 5.2, the “Notice Period”) after delivery of the Notice of RMT Partner Superior Proposal, if requested by Remainco, RMT Partner engages in good faith negotiations, and directs its financial advisors and outside legal advisors to, engage in good faith negotiations, with Remainco to amend this Agreement in such a manner that the competing Acquisition Proposal does not constitute a RMT Partner Superior Proposal (provided, that a new Notice of RMT Partner Superior Proposal shall be required with respect to each material modification to such offer (it being understood that any change in the purchase price or form of consideration in such offer shall be deemed a material modification) and a new Notice Period (of two (2) Business Days) shall begin following the expiration of the prior Notice Period); and (F) at the end of the applicable Notice Period, such Acquisition Proposal has not been withdrawn and constitutes a RMT Partner Superior Proposal (taking into account any changes to the terms of this Agreement proposed by Remainco as a result of the negotiations required by clause (E) or otherwise), and (G) the RMT Partner Board determines in good faith, after having consulted with its financial advisor and outside legal counsel, that, in light of such RMT Partner Superior Proposal, a failure to make a RMT Partner Change in Recommendation would be reasonably expected to be inconsistent with the fiduciary duties of the RMT Partner Board under applicable Legal Requirement and such Acquisition Proposal constitutes a RMT Partner Superior Proposal (taking into account (1) any modification to such offer and (2) any changes to the terms of this Agreement proposed by Remainco as a result of the negotiations required by clause (E) or otherwise); or

(ii)           if other than in connection with or as a result of the making of an Acquisition Proposal or an Acquisition Inquiry, a material development, event, effect, state of facts or change in circumstances that was not known to the RMT Partner Board or reasonably foreseeable by the RMT Partner Board occurs, arises or becomes known to the RMT Partner Board after the date of this Agreement and prior to the approval of the issuance of shares of RMT Partner Common Stock pursuant to the Merger by the Required RMT Partner Stockholder Vote (such material development, event, effect, state of facts or change in circumstances being referred to as a “RMT Partner Intervening Event”) (it being understood that that in no event shall the following (or the consequences thereof) constitute a RMT Partner Intervening Event: (1) any action taken by either party pursuant to and in compliance with the covenants set forth in this Agreement, (2) the receipt, existence of or terms of an Acquisition Proposal or an Acquisition Inquiry, (3) changes in the market price or trading volume of the shares of RMT Partner Common Stock or shares of Remainco Common Stock, (4) any changes in credit ratings of Remainco, Spinco or RMT Partner or (5) Remainco, Spinco or RMT Partner meeting, failing to meet or exceeding published or unpublished revenue or market consensus earnings projections, provided that with respect to clauses (3) through (5), the RMT Partner Board may take into account the underlying causes of such changes or matters); (A) the RMT Partner Board determines in its good faith judgment, after consulting with its financial advisor and outside legal counsel that a RMT Partner Intervening Event has occurred and failure to make a RMT Partner Change in Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the RMT Partner Board under applicable Legal Requirement (it being understood and agreed that the determination by the RMT Partner Board in this clause (A) and the delivery of the Notice of RMT Partner Intervening Event and the public announcement that RMT Partner has delivered such notice shall not in and of itself constitute a RMT Partner Change in Recommendation); (B) prior to effecting a RMT Partner Change in Recommendation the RMT Partner Board provides Remainco written notice (a “Notice of RMT Partner Intervening Event”) advising Remainco of the RMT Partner Intervening Event, including a reasonable description of the terms and circumstances of such RMT Partner Intervening Event; (C) during the four (4) Business Days after the delivery to Remainco of the Notice of RMT Partner Intervening Event, if requested by Remainco, RMT Partner engages in good faith negotiations, and directs its financial advisors and outside legal advisors to, engage in good faith negotiations, with Remainco to amend this Agreement in such a manner that obviates the need for the RMT Partner Board to effect, or cause RMT Partner to effect, a RMT Partner Change in Recommendation as a result of such RMT Partner Intervening Event (provided, that a new Notice of RMT Partner Intervening Event shall be required with respect to any change in circumstances with respect to such RMT Partner Intervening Event and a new notice period of two (2) Business Days shall begin following the expiration of the prior notice period); and (D) the RMT Partner Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such RMT Partner Intervening Event, a failure to make a RMT Partner Change in Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the RMT Partner Board to RMT Partner’s stockholders under applicable Legal Requirement.

(d)           (i) Nothing contained in this Section 5.2 will prohibit RMT Partner from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act and (ii) no disclosure that the RMT Partner Board may determine in good faith (after consultation with outside counsel) that it or RMT Partner, as applicable, is required to make under applicable Legal Requirement will constitute a violation of this Agreement; provided, however, that in any event under clause (i) or (ii) the RMT Partner Board shall not make a RMT Partner Change in Recommendation except in accordance with this Section 5.2. It is expressly understood and agreed by the parties that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act shall not be deemed a RMT Partner Change in Recommendation; provided that the RMT Partner Board expressly reaffirms the RMT Partner Board Recommendation within ten (10) Business Days of the public announcement of any applicable Acquisition Proposal.

5.3          Remainco Stockholders’ Meeting.

(a)           As promptly as practicable following the date on which the SEC shall clear (whether orally or in writing) the Joint Proxy Statement/Prospectus and declare the RMT Partner Form S-4 Registration Statement effective, Remainco: (i) shall take all action necessary under all applicable Legal Requirement to call, give notice of and hold a meeting of the holders of Remainco Common Stock (the “Remainco Stockholders’ Meeting”) to approve the Contemplated Transactions and (ii) shall submit such proposal to such holders at the Remainco Stockholders’ Meeting. Except as set forth on Section 5.3(a) of the Remainco Disclosure Letter, Remainco shall not submit any other proposals for approval at the Remainco Stockholders’ Meeting without the prior written consent of RMT Partner (such consent not to be unreasonably withheld, conditioned or delayed). Remainco, in consultation with RMT Partner shall set a record date for Persons entitled to notice of, and to vote at, the Remainco Stockholders’ Meeting and shall not change such record date without the prior written consent of RMT Partner (such consent not to be unreasonably withheld, conditioned or delayed). Remainco shall use its reasonable best efforts to ensure that all proxies solicited by the Remainco Companies and their Representatives in connection with the Remainco Stockholders’ Meeting are solicited in material compliance with all applicable Legal Requirement. Notwithstanding anything to the contrary contained in this Agreement, Remainco may after consultation with RMT Partner adjourn or postpone the Remainco Stockholders’ Meeting: (i) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that is required by applicable Legal Requirement (or in connection with the settlement of any applicable litigation) is timely provided to Remainco’s stockholders; (ii) if as of the time for which the Remainco Stockholders’ Meeting is originally scheduled there are insufficient shares of Remainco Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Remainco Stockholders’ Meeting; or (iii) if additional time is reasonably required to solicit proxies in favor of the approval of the Contemplated Transactions; provided, however, that the Remainco Stockholders’ Meeting shall not be postponed or adjourned for more than 30 days without the prior written consent of RMT Partner. Unless this Agreement shall have been terminated in accordance with Article VIII, nothing contained in this Agreement shall be deemed to relieve Remainco of its obligations to submit the approval of the Contemplated Transactions to its stockholders for a vote on the approval thereof. Unless this Agreement shall have been terminated in accordance with Article VIII, Remainco’s obligation to hold the Remainco Stockholders’ Meeting pursuant to this Section 5.3(a) shall not be affected by the commencement, public proposal or public disclosure of communication to Remainco of any Acquisition Proposal with respect to Remainco or any Acquisition Inquiry with respect to Remainco or by any Remainco Change in Recommendation.

(b)          Except to the extent permitted by Section 5.3(c): (i) the Remainco Board shall recommend that Remainco’s stockholders vote in favor of the approval of the Contemplated Transactions at the Remainco Stockholders’ Meeting; (ii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Remainco Board recommends that Remainco’s stockholders vote to approve the Contemplated Transactions at the Remainco Stockholders’ Meeting (such determination and recommendation being referred to as the “Remainco Board Recommendation”); and (iii) the Remainco Board Recommendation shall not be directly or indirectly withdrawn or modified (or proposed to be withdrawn or modified and the Remainco Board shall not have adopted, approved, endorsed, declared advisable or recommended to Remainco’s shareholders an Acquisition Proposal with respect to Remainco other than the Contemplated Transaction) by the Remainco Board nor any committee thereof in a manner adverse to RMT Partner (a “Remainco Change in Recommendation”).

(c)          Notwithstanding anything to the contrary contained in Section 5.3(a) or elsewhere in this Agreement, at any time prior to obtaining the Required Remainco Stockholder Vote, the Remainco Board may effect, or cause Remainco to effect, as the case may be, a Remainco Change in Recommendation:

(i)            if, (A) Remainco has not breached its obligations under Section 4.5 (other than immaterial breaches); (B) after the date of this Agreement, Remainco has received a bona fide written Acquisition Proposal that did not result from a breach of Section 4.5(b) (other than an immaterial breach) and is not withdrawn; (C) the Remainco Board determines in its good faith judgment, after consulting with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Remainco Superior Proposal and failure to make a Remainco Change in Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the Remainco Board under applicable Legal Requirement (it being understood and agreed that the determination by the Remainco Board in this clause (C) and the delivery of the Notice of Remainco Superior Proposal and the public announcement that Remainco has delivered such notice shall not in and of itself constitute a Remainco Change in Recommendation); (D) prior to effecting a Remainco Change in Recommendation the Remainco Board provides RMT Partner written notice (a “Notice of Remainco Superior Proposal”) advising RMT Partner that Remainco has received a Remainco Superior Proposal, specifying the terms and conditions of such Remainco Superior Proposal, identifying the Person making such Remainco Superior Proposal and providing copies of any agreements intended to effect (or to finance such Remainco Superior Proposal, which financing commitments may include customary redactions) such Remainco Superior Proposal, and that the Remainco Board has made the determination required under clause (C) (including the basis on which such determination has been made); (E) during the four (4) Business Days (together with any subsequent shorter period as contemplated by the proviso below in this clause (E), solely for purposes of this Section 5.3, the “Notice Period”) after delivery of the Notice of Remainco Superior Proposal, if requested by RMT Partner, Remainco engages in good faith negotiations, and directs its financial advisors and outside legal advisors to, engage in good faith negotiations, with RMT Partner to amend this Agreement in such a manner that the competing Acquisition Proposal does not constitute a Remainco Superior Proposal (provided, that a new Notice of Remainco Superior Proposal shall be required with respect to each material modification to such offer (it being understood that any change in the purchase price or form of consideration in such offer shall be deemed a material modification) and a new Notice Period (of two (2) Business Days) shall begin following the expiration of the prior Notice Period); and (F) at the end of the applicable Notice Period, such Acquisition Proposal has not been withdrawn and constitutes a Remainco Superior Proposal (taking into account any changes to the terms of this Agreement proposed by RMT Partner as a result of the negotiations required by clause (E) or otherwise), and (G) the Remainco Board determines in good faith, after having consulted with its financial advisor and outside legal counsel, that, in light of such Remainco Superior Proposal, a failure to make a Remainco Change in Recommendation would be reasonably expected to be inconsistent with the fiduciary duties of the Remainco Board under applicable Legal Requirement and such Acquisition Proposal constitutes a Remainco Superior Proposal (taking into account (1) any modification to such offer and (2) any changes to the terms of this Agreement proposed by RMT Partner as a result of the negotiations required by clause (E) or otherwise); or

(ii)           if other than in connection with or as a result of the making of an Acquisition Proposal or an Acquisition Inquiry, a material development, event, effect, state of facts or change in circumstances that was not known to the Remainco Board or reasonably foreseeable by the Remainco Board occurs, arises or becomes known to the Remainco Board after the date of this Agreement and prior to obtaining the Required Remainco Stockholder Vote (such material development, event, effect, state of facts or change in circumstances being referred to as an “Remainco Intervening Event”) (it being understood that that in no event shall the following (or the consequences thereof) constitute a Remainco Intervening Event: (1) any action taken by either party pursuant to and in compliance with the covenants set forth in this Agreement, (2) the receipt, existence of or terms of an Acquisition Proposal or an Acquisition Inquiry, (3) changes in the market price or trading volume of the shares of RMT Partner Common Stock or shares of Remainco Common Stock, (4) any changes in credit ratings of Remainco, Spinco or RMT Partner or (5) Remainco, Spinco or RMT Partner meeting, failing to meet or exceeding published or unpublished revenue or market consensus earnings projections, provided that with respect to clauses (3) through (5), the Remainco Board may take into account the underlying causes of such changes or matters); (A) the Remainco Board determines in its good faith judgment, after consulting with its financial advisor and outside legal counsel that a Remainco Intervening Event has occurred and failure to make a Remainco Change in Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the Remainco Board under applicable Legal Requirement (it being understood and agreed that the determination by the Remainco Board in clause (A) and the delivery of the Notice of Remainco Intervening Event and the public announcement that Remainco has delivered such notice shall not in and of itself constitute a Remainco Change in Recommendation); (B) prior to effecting a Remainco Change in Recommendation the Remainco Board provides RMT Partner written notice (a “Notice of Remainco Intervening Event”) advising RMT Partner of the Remainco Intervening Event, including a reasonable description of the terms and circumstances of such Remainco Intervening Event; (C) during the four (4) Business Days after the delivery to RMT Partner of the Notice of Remainco Intervening Event, if requested by RMT Partner, Remainco engages in good faith negotiations, and directs its financial advisors and outside legal advisors to, engage in good faith negotiations, with RMT Partner to amend this Agreement in such a manner that obviates the need for the Remainco Board to effect, or cause Remainco to effect, a Remainco Change in Recommendation as a result of such Remainco Intervening Event (provided, that a new Notice of Remainco Intervening Event shall be required with respect to any change in circumstances with respect to such Remainco Intervening Event and a new notice period of two (2) Business Days shall begin following the expiration of the prior notice period); and (D) the Remainco Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such Remainco Intervening Event, a failure to make a Remainco Change in Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the Remainco Board to Remainco’s stockholders under applicable Legal Requirement.

(d)           (i) Nothing contained in this Section 5.3 will prohibit Remainco from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act and (ii) no disclosure that the Remainco Board may determine in good faith (after consultation with outside counsel) that it or Remainco, as applicable, is required to make under applicable Legal Requirement will constitute a violation of this Agreement; provided, however, that in any event under clause (i) or (ii) the Remainco Board shall not make a Remainco Change in Recommendation except in accordance with this Section 5.3. It is expressly understood and agreed by the parties that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act shall not be deemed a Remainco Change in Recommendation; provided that the Remainco Board expressly reaffirms the Remainco Board Recommendation within ten (10) Business Days of the public announcement of any applicable Acquisition Proposal.

5.4          Efforts; Regulatory Approvals and Related Matters.

(a)           Each party shall file all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other Contemplated Transactions, and shall submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, RMT Partner and Remainco each shall, promptly, and, in any event, unless the parties mutually agree otherwise, (i) within fifteen (15) Business Days following the date of this Agreement, prepare and file the notifications required under the HSR Act in connection with the Merger, (ii) within thirty (30) days following the date of this Agreement, file or if required make initial contact with the relevant agency and then file as required under the applicable foreign Competition Laws in connection with the Merger and (iii) within forty-five (45) days following the date of this Agreement, or earlier if legally required, prepare and file the initial notifications required under FDI Laws in connection with the Merger. RMT Partner and Remainco each shall use its reasonable best efforts to satisfy the conditions set forth in Section 6.11 and Section 7.11 respectively with respect to the Additional Antitrust Consents and FDI Consents required in the jurisdictions listed at Schedule C, and RMT Partner and Remainco shall each (i) cooperate with the other party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly supply the other party with any information which may be required in order to effectuate notices, reports, documents or other filings with any Governmental Body required to be made pursuant to the HSR Act and mandatory notifications required under any applicable foreign Competition Laws (the “Antitrust Filings”) and under any applicable FDI Laws (the “FDI Filings”); and (iii) promptly supply any additional information which reasonably may be required by any Governmental Body in connection with Antitrust Filings or FDI Filings which the parties may reasonably deem appropriate. Each of RMT Partner and Remainco will notify the other party promptly upon the receipt of (and, if in writing, share a copy of) any communication received by such party from, or given by such party to, any Governmental Bodies and of any material communication received or given in connection with any proceeding by a private party, in each case in connection with the Contemplated Transactions. Whenever any event occurs that is required to be set forth in an amendment or supplement to any Antitrust Filings or FDI Filings, RMT Partner or Remainco, as the case may be, will promptly inform the other party of such occurrence and cooperate in filing with the applicable Governmental Body (and share a copy of) such amendment or supplement. Each of RMT Partner and Remainco shall give the other party prompt notice of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other Contemplated Transactions, shall keep the other party reasonably informed as to the status of any such Legal Proceeding or threat, and, in connection with any such Legal Proceeding, will permit authorized representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding. Notwithstanding the foregoing, RMT Partner and Remainco may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other side under this Section 5.4(a) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel regarding Competition Law of the recipient and will not be disclosed by outside counsel to employees, officers, directors or consultants of the recipient or any of its Affiliates unless express permission is obtained in advance from the source of the materials (from RMT Partner or Remainco, as the case may be) or its legal counsel. Each of the RMT Partner and Remainco shall cause its respective counsel regarding Competition Law to comply with this Section 5.4(a). Each party shall have equal rights to direct all matters with any Governmental Bodies in a manner consistent with its obligations hereunder relating to any Competition Laws or FDI Laws. In addition, each party shall have equal responsibility for devising and implementing the strategy for obtaining any necessary antitrust, competition or foreign direct investment clearances, preparing all substantive communications with any Governmental Body, and leading in all meetings and communications with any Governmental Body in connection with obtaining any necessary antitrust, competition or foreign direct investment clearances, in each case, in a manner consistent with its obligations hereunder.

(b)           Upon the terms and subject to the conditions set forth in this Agreement and subject to Section 4.5(c), Section 4.5(e), Section 5.2(c), Section 5.3(c) and Section 5.4(c), each of RMT Partner, Remainco, Merger Sub and Spinco agrees to use its reasonable best efforts to satisfy each of the conditions set forth in Sections 6.11 and 7.11, consummate the Merger and make effective the other Contemplated Transactions (provided that no party shall be required to waive any of the conditions set forth in Sections 6.11 and 7.11, as applicable, to its obligations to consummate the Merger and the other Contemplated Transactions) in each case as promptly as is reasonably practicable but in any event so as to permit the Closing to occur prior to the End Date. Without limiting the generality of the foregoing, but subject to Section 5.4(c), each party to this Agreement agrees to use its reasonable best efforts to: (i) as promptly as practicable, prepare and file all filings (if any) and give all notices (if any) required under the HSR Act and applicable foreign Competition Laws and FDI Laws to be made and given by such party in connection with the Merger and the other Contemplated Transactions; (ii) obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) under the HSR Act and applicable foreign Competition Laws and FDI Laws by such party in connection with the Merger or any of the other Contemplated Transactions; and (iii) lift any restraint, injunction or other legal bar to the Merger (provided that, other than fees and expenses of outside counsel and other Representatives, no party shall be required to make any payment, assume any material obligations or offer or grant any material concessions to any Person (other than any Governmental Bodies) to obtain any Consent). Notwithstanding the foregoing, nothing in this Agreement shall require RMT Partner or any of its Subsidiaries to, and no Remainco Company shall, without the prior written consent of RMT Partner, agree to any modification to or accommodation under any Contract (other than as required by a Governmental Body) or pay any fee, penalty or other consideration to any third party for any consent or approval under any Contract in connection with the consummation of the Contemplated Transactions.

(c)           RMT Partner agrees that in order to obtain the Competition Law consents set forth on Schedule C, it shall (A) execute settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Body, (B) sell, divest, convey or hold separate or otherwise take any other action that limits RMT Partner’s or any of its Subsidiaries’ freedom of action with respect to, or their ability to retain, particular products, assets or businesses of RMT Partner or Spinco or their respective Subsidiaries, or agree to take any such action, and (C) terminate existing relationships, contractual rights or obligations of Spinco or RMT Partner or their respective Subsidiaries, in each case of such clauses (A) through (C), to the extent necessary to obtain the Competition Law approvals set forth on Schedule C (any such action is referred to as a “Remedial Action”). Remainco and the Remainco Companies shall not, and Spinco and the Spinco Companies shall not, take or agree to any Remedial Action without the prior written consent of RMT Partner. With respect to the Spinco Business and the Spinco Companies, Remainco and Spinco shall take any Remedial Actions requested by RMT Partner provided such Remedial Actions do not result in a Burdensome Condition, as defined below. Notwithstanding anything in this Agreement to the contrary, in no event shall RMT Partner, any of its Subsidiaries, the Spinco Business, or the Spinco Companies be required to suffer, take, agree to, commit or consent to or undertake any Remedial Action to the extent such Remedial Action, individually or together with other Remedial Actions, relates to any assets, facilities, contracts, businesses, business lines or business divisions of RMT Partner or any of its Affiliates or any of the Spinco Companies or the Spinco Business that contributed, individually or in the aggregate with other assets, facilities, contracts, businesses, business lines or business divisions subject to Remedial Actions, to the generation of $95,000,000 or more of revenue from third-party sales in calendar year 2020 calculated in accordance with GAAP (irrespective of whether such revenue was revenue of RMT Partner, any Affiliate of RMT Partner, any Spinco Company, the Spinco Business or any combination thereof) (any such requirements, individually or in the aggregate, a “Burdensome Condition”). Nothing in this Section 5.4 shall require Remainco, RMT Partner or their respective Subsidiaries to take or agree to take any Remedial Action unless the effectiveness of such agreement or action is conditioned upon Closing. If alternatives to one or more Remedial Actions are available which would result in the parties resolving objections, if any, as may be asserted with respect to any of the Contemplated Transactions under one or more Competition Laws set forth on Schedule C, as between Remainco and Spinco, on the one hand, and RMT Partner, on the other hand, RMT Partner shall be entitled to make the final determination as to which of such alternative Remedial Actions to pursue. In the event that a Remedial Action is consummated, RMT Partner shall be entitled to the proceeds thereof regardless of whether such Remedial Action is consummated by Remainco, Spinco, RMT Partner or their respective Subsidiaries. The proceeds of such Remedial Action shall not be taken into account when determining the Spinco Cash Amount (as such term is defined in the Separation Agreement) or the Minimum Cash Amount (as such term is defined in the Separation Agreement) and the other effects of such Remedial Action shall not otherwise be taken into account in the determination of the Adjustment Amount (as such term is defined in the Separation Agreement).

(d)           Subject to the terms and conditions of this Agreement, including subject to Section 4.5(c), Section 4.5(e), Section 5.2(c), Section 5.3(c) and Section 5.4(b), each party shall not, and shall cause its Affiliates not to, knowingly take any action, including, acquire or agree to acquire any business or entity, or otherwise acquire or agree to acquire any assets, if doing so would reasonably be expected to materially delay or prevent consummation of the Contemplated Transactions.

5.5          Disclosure. RMT Partner and Remainco shall consult with each other before issuing any press release or otherwise making any public statement regarding this Agreement or the Contemplated Transactions. Remainco shall consult with RMT Partner and consider the views and comments of RMT Partner before Remainco or any of the Spinco Companies or any of their Representatives sends any emails or other documents to the Spinco Employees generally or otherwise communicates with the Spinco Employees generally, with respect to the Merger or any of the other Contemplated Transactions. RMT Partner shall consult with Remainco and consider the views and comments of Remainco before any of the RMT Partner Companies or any of their Representatives sends any emails or other documents to the Remainco Employees generally or otherwise communicate with the Remainco Employees generally, with respect to the Merger or any of the other Contemplated Transactions. Notwithstanding the foregoing: (a) each party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party); (b) each party may, without the prior consent of the other party hereto, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement or the rules and regulations of the New York Stock Exchange, in which case such party shall use its reasonable best efforts to consult in good faith with the other party hereto prior to issuing any such press release or making any such public announcement or statement; (c) RMT Partner need not consult with Remainco in connection with any press release, public statement or filing to be issued or made with respect to any RMT Partner Change in Recommendation; and (d) Remainco need not consult with RMT Partner in connection with any press release, public statement or filing to be issued or made with respect to any Remainco Change in Recommendation.

5.6          Tax Matters.

(a)           Remainco shall:

(i)            work collaboratively with RMT Partner in preparing and submitting the Ruling Request, and seeking the Ruling;

(ii)           provide RMT Partner with a draft of the Ruling Request within twenty (20) days following the date hereof and modify such Ruling Request to include any reasonable comments of RMT Partner prior to submitting such Ruling Request to the IRS;

(iii)          obtain the written consent of RMT Partner to file the Ruling Request;

(iv)          apply for the Ruling, and submit the Ruling Request to the IRS, not later than thirty (30) days after the date hereof unless RMT Partner consents to an extension of such timing in writing, such consent not to be unreasonably withheld;

(v)           deliver to RMT Partner a copy of the Ruling Request submitted to the IRS as soon as practicable;

(vi)          use reasonable best efforts to cause the delivery of the Remainco Tax Opinion and the Ruling;

(vii)         in connection with the Ruling Request, (A) consider in good faith and undertake, subject to the consent not unreasonably withheld of Remainco, any reasonable actions requested by RMT Partner and keep RMT Partner informed of all material actions taken or proposed to be taken by Remainco (such actions being subject to the approval of RMT Partner, which approval shall not be unreasonably withheld) and, to RMT Partner’s knowledge, the IRS; (B) reasonably in advance of the submission of any supplemental submissions with respect thereto, provide RMT Partner with a draft thereof, and accept any reasonable comments of RMT Partner on such submission; (C) provide RMT Partner with copies of all written items sent by Remainco to the IRS and received by Remainco from the IRS with respect to the request; provided, however, that Remainco may redact any information relating solely to Remainco (and not, for the avoidance of doubt, relating to the Spinco Business or the Spinco Companies) that Remainco, in its good faith judgment, considers to be confidential and not germane to RMT Partner’s or Spinco’s obligations under this Agreement or any other Transaction Document (provided, however, that no information relating to Overlap Shareholders shall be redacted); (D) use reasonable efforts to include RMT Partner in any telephonic, email, in person communications or other contacts with the IRS concerning the substance or timing of the Ruling Request or Ruling and promptly provide RMT Partner with detailed information concerning any material telephonic, email, in person communications or other contacts with the IRS in which RMT Partner is not included; (E) not withdraw or agree to limit any of the requested Rulings without the written consent of RMT Partner; and (F) subject to applicable Legal Requirement, jointly develop and implement with RMT Partner, acting in good faith, the strategy to obtain the ruling and undertake any reasonably appropriate action related thereto.

(viii)        beginning on the date that is thirty (30) days following the date hereof, and every thirty (30) days thereafter until the Closing Date, deliver to RMT Partner a certificate, in form and substance reasonably satisfactory to RMT Partner, certifying that (A) the representation set forth in Section 2.15(k) is true and correct as if made on the date of such certificate and (B) Remainco has consulted with Morgan, Lewis & Bockius LLP (“Morgan Lewis”) and Morgan Lewis has indicated that it expects the condition set forth in Section 7.9(a) to be satisfied as it relates to the Remainco Tax Opinion based on the most recent Monthly Overlap Shareholder Spreadsheet or the Preliminary Overlap Shareholder Spreadsheet (as such terms are defined in Exhibit D) and assuming that the Ruling is received; and

(ix)          if notified by Morgan Lewis that Morgan Lewis expects the Ruling will not be delivered by the Closing Date or that it expects to be unwilling or unable to issue the Remainco Tax Opinion at the Closing (including, for the avoidance of doubt, based on the most recent Monthly Spreadsheet or the Preliminary Overlap Shareholder Spreadsheet and assuming that the Ruling is received), or upon discovery of any other fact that could reasonably be expected to prevent the delivery of the Ruling or the Remainco Tax Opinion, promptly notify and consult in good faith with RMT Partner.

(b)          RMT Partner shall:

(i)            use reasonable best efforts to cause the delivery of the RMT Partner Tax Opinion;

(ii)           beginning on the date that is thirty (30) days following the date hereof, and every thirty (30) days thereafter until the Closing Date, deliver to Remainco a certificate, in form and substance reasonably satisfactory to Remainco, stating that (A) the representation set forth in Section 3.13(k) is true and correct as if made on the date of such certificate and (B) it has consulted with Sidley and Sidley has indicated that it expects the condition set forth in Section 6.9(a) to be satisfied as it relates to the Remainco Tax Opinion; and

(iii)          if notified by Sidley that Sidley expects to be unwilling or unable to issue the RMT Partner Tax Opinion at the Closing, or upon discovery of any other fact that could reasonably be expected to prevent the delivery of the RMT Partner Tax Opinion, promptly notify and consult in good faith with Remainco.

5.7          Listing. As promptly as practicable following the date hereof, RMT Partner shall use reasonable best efforts to cause the shares of RMT Partner Common Stock to be issued pursuant to the Merger, including the RMT Partner Common Stock to be issued upon (a) the exercise of exchanged Remainco Options and (b) the vesting and issuance of exchanged Remainco RSUs, to be approved for listing (subject to notice of issuance) on the New York Stock Exchange at or prior to the Effective Time.

5.8          Resignation of Officers and Directors. Remainco shall use reasonable best efforts to obtain and deliver to RMT Partner at or prior to the Effective Time the resignation of each officer and director of each of the Spinco Companies other than those continuing in office in accordance with Section 5.9 as officers and directors of the Surviving Corporation in the Merger, which resignations shall be effective as of immediately following the Effective Time.

5.9          Board of Directors of the Combined Company; Management of the Combined Company; Surviving Corporation Board. Following the date hereof and prior to the Effective Time, RMT Partner and Remainco shall mutually agree, acting reasonably, on two independent directors from the Remainco Board (the “New RMT Partner Directors”) to, as of the Effective Time, serve on the RMT Partner Board until the next annual meeting of the RMT Partner shareholders. It is further understood and agreed that RMT Partner shall take such action as is reasonably necessary to appoint the New RMT Partner Directors to, as of the Effective Time, (a) allow such New RMT Partner Directors to serve on the board of directors of Spinco and (b) constitute a majority of the directors of the Surviving Corporation.

5.10        Section 16 Matters. Subject to the following sentence, prior to the Effective Time, each of RMT Partner, Remainco and Spinco shall take all such steps as may be required (to the extent permitted under applicable Legal Requirement) to approve in advance in accordance with the procedures set forth in Rule 16b-3 under the Exchange Act (and any applicable no-action letters issued by the SEC) any dispositions of shares of Spinco Common Stock (including derivative securities with respect to shares of Spinco Common Stock) arising in connection with the Contemplated Transactions directly or indirectly made by each individual who is subject to Article 16 of the Exchange Act with respect to Spinco as an officer or director of Spinco, and any acquisitions of RMT Partner Common Stock (including derivative securities with respect to RMT Partner Common Stock) arising in connection with the Contemplated Transactions directly or indirectly made by each individual who is or will be subject to Article 16 of the Exchange Act with respect to RMT Partner as an officer or director of RMT Partner. At least ten (10) calendar days prior to the Closing Date, Remainco shall furnish the following information to RMT Partner for each Person who, immediately after the Effective Time, will become subject to the requirements of Article 16 of the Exchange Act with respect to RMT Partner as an officer or director of RMT Partner (to the extent then known): (a) the number of shares of Spinco Common Stock held by such Person and expected to be exchanged for shares of RMT Partner Common Stock pursuant to the Merger; (b) the number of shares of Remainco Common Stock underlying Remainco Equity Awards held by such Person and expected to be exchanged by RMT Partner into shares of RMT Partner Common Stock in connection with the Merger; (c) the number of other derivative securities (if any) with respect to Remainco Common Stock or shares of Spinco Common Stock held by such Person and expected to be converted into shares of RMT Partner Common Stock or derivative securities with respect to RMT Partner Common Stock in connection with the Merger; and (d) the EDGAR codes for each such Person.

5.11        Name of the Combined Company and Headquarters. The name of RMT Partner and its headquarters will not be changed at the Effective Time or as a result of the Merger or any of the other Contemplated Transactions. During the period beginning on the Closing Date and ending on the three (3) year anniversary of the Closing Date, RMT Partner shall not relocate the headquarters of Spinco.

5.12        Obligations of Merger Sub and Spinco.

(a)           RMT Partner shall take all action necessary to cause Merger Sub and, after the Effective Time, the Surviving Corporation, to perform its obligations under this Agreement and to consummate the Contemplated Transactions upon the terms and subject to the conditions set forth in this Agreement. Remainco shall take all action necessary to cause Spinco, prior to the Effective Time, to perform its obligations under this Agreement and to consummate the Contemplated Transactions upon the terms and subject to the conditions set forth in this Agreement.

(b)           Remainco shall, in its capacity as sole equityholder of Intermediateco, cause Intermediateco, as the sole stockholder of Spinco, to adopt this Agreement and approve the Merger at a meeting of the sole stockholder to be held as soon as practicable following the execution and delivery of this Agreement. RMT Partner shall, in its capacity as sole stockholder of Merger Sub, adopt this Agreement and approve the Merger by written consent as soon as practicable following the execution and delivery of this Agreement.

5.13        Securityholder Litigation.

(a)           Prior to the Effective Time, Remainco shall give RMT Partner the right to participate in the defense or settlement of any securityholder litigation against Remainco and/or the Remainco Board relating to the Contemplated Transactions. Prior to the Effective Time, Remainco shall not enter into or agree to any settlement with respect to such securityholder litigation without RMT Partner’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), other than disclosure-only settlements or settlements involving exclusively money damages.

(b)           Prior to the Effective Time, RMT Partner shall give Remainco the right to participate in the defense or settlement of any securityholder litigation against RMT Partner and/or the RMT Partner Board relating to the Contemplated Transactions. Prior to the Effective Time, RMT Partner shall not enter into or agree to any settlement with respect to such securityholder litigation without Remainco’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), other than disclosure-only settlements or settlements involving exclusively money damages.

(c)           For purposes of this Section 5.13, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to any securityholder litigation by the litigating party (to the extent the attorney-client privilege between the litigating party and its counsel is not undermined or otherwise affected), and the non-litigating party may offer comments or suggestions with respect to the litigation but will not be afforded any decision making power or authority over the litigation, except for the right to consent to applicable settlements as set forth in Section 5.13(a) or 5.13(b), as applicable.

5.14        Financial Statements.

(a)           As promptly as practicable following the date hereof (and in any event by no later than May 15, 2021), Remainco shall deliver to RMT Partner the following audited combined financial statements for the Spinco Business and, if financial statements of Spinco are required by the rules and regulations of the SEC to be included in the Registration Statements, for Spinco for such periods as so required: the balance sheets as of December 31, 2020 and March 31, 2020 and the related statements of income, comprehensive income, equity and cash flows for the nine-month period ended December 31, 2020 and the twelve month fiscal year ended March 31, 2020 and March 31, 2019 and any other audited financial statements relating to the Spinco Companies or the Spinco Business required by the rules and regulations of the SEC to be included in the Registration Statements, in each case accompanied by a report satisfying the requirements of Regulation S-X of the independent registered public accounting firm for the Spinco Business and, if financial statements of Spinco are required by the rules and regulations of the SEC to be included in the RMT Partner Form S-4 Registration Statement or the Spinco Registration Statement, for Spinco (collectively, the “Initial Audited Financial Statements”, and the date on which Remainco delivers to RMT Partner the Initial Audited Financial Statements, the “Initial Audited Financial Statements Delivery Date”). In the event that the Closing Date is 60 days or more after the end of the fiscal year ending December 31, 2021, Remainco shall deliver to RMT Partner as promptly as practicable (but in no event later than 90 days after the end of such fiscal year), the audited combined financial statements for the Spinco Business and, if financial statements of Spinco are required by the rules and regulations of the SEC to be included in the RMT Partner Form S-4 Registration Statement or the Spinco Registration Statement, for Spinco as of the end of, and for, such fiscal year consisting of the balance sheets as of the end of such fiscal years and the statements of income, comprehensive income, equity and cash flows for such fiscal years as are required under Regulation S-X, in each case accompanied by a report satisfying the requirements of Regulation S-X of the independent registered public accounting firm for the Spinco Business and, if financial statements of Spinco are required by the rules and regulations of the SEC to be included in the Registration Statements, for Spinco (together with the Initial Audited Financial Statements, the “Audited Financial Statements”); provided that Remainco will reasonably cooperate, as may be reasonably requested by RMT Partner, with RMT Partner in connection with RMT Partner’s and Spinco’s completion of the audit for the Audited Financial Statements in the event that the Closing Date occurs prior to the 60th day after the end of the fiscal year ending December 31, 2021. Remainco shall provide RMT Partner with a reasonable opportunity to review preliminary draft of the Audited Financial Statements in advance of delivery pursuant to this Section 5.14(a). On the Initial Audited Financial Statements Delivery Date, Remainco shall deliver to RMT Partner a reasonably detailed reconciliation of the Initial Audited Financial Statements to the Spinco Business Unaudited Financial Data.

(b)           For the quarterly period ending March 31, 2021 and each subsequent quarterly period ending prior to the Closing Date, other than any calendar quarter ending December 31 (each, an “Interim Financial Period”), Remainco shall deliver to RMT Partner the combined unaudited financial statements of the Spinco Business and, if financial statements of Spinco are required by the rules and regulations of the SEC to be included in the Registration Statements, for Spinco as of the end of, and for, such Interim Financial Period (the “Interim Financial Statements”) consisting of the combined balance sheets as of the end of such Interim Financial Period and combined statements of income, comprehensive income, equity and cash flows for such Interim Financial Period (and the portion of the fiscal year then ended) and the corresponding period of the prior fiscal year, which will, if such financial statements are required by the rules and regulations of the SEC to be included in the Registration Statements, have been reviewed by the independent registered public accounting firm for the Spinco Business and, if financial statements of Spinco are required by the rules and regulations of the SEC to be included in the Registration Statements, for Spinco as provided in AS 4105, Interim Financial Information. The Interim Financial Statements will be delivered as promptly as practicable following the end of the corresponding Interim Financial Period but no later than 60 days after the end of such Interim Financial Period; provided that in no event shall Remainco be required to deliver any Interim Financial Statements prior to the Initial Audited Financial Statements Delivery Date.

(c)           In connection with the filing of the RMT Partner Form S-4 Registration Statement and other SEC filings, Remainco shall use its commercially reasonable efforts during the Pre-Closing Period and after the Closing to (i) cooperate with RMT Partner in connection with RMT Partner’s preparation of pro forma financial statements that comply with the rules and regulations of the SEC to the extent required for SEC filings, including the requirements of Regulation S-X, and for the twelve (12) month period ending on the last day of the most recently completed four fiscal quarter period for which financial statements have been delivered pursuant to Section 5.14(a), and (ii) provide and make reasonably available upon reasonable notice the senior management employees of Remainco to discuss the materials prepared and delivered pursuant to this Section 5.14(c).

5.15        Financing.

(a)           RMT Partner shall, and shall cause its Subsidiaries to (subject to RMT Partner’s right to obtain Permitted Alternative Financing), use reasonable best efforts to obtain the RMT Partner Financing as promptly as reasonably practicable after the date of this Agreement on the terms and conditions (including market flex) contained in the RMT Partner Commitment Letter. RMT Partner shall, and shall cause its Subsidiaries to, (subject to RMT Partner’s right to obtain Permitted Alternative Financing in accordance with the conditions herein) use reasonable best efforts to (i) comply with and maintain in full force and effect the RMT Partner Commitment Letter in accordance with the terms thereof and negotiate and execute definitive agreements with respect thereto, on the terms and conditions (including market flex) contained in the RMT Partner Commitment Letter (or on such other terms acceptable to RMT Partner and the applicable Financing Sources so long as such other terms would not (x) delay or prevent the Closing, (y) adversely impact or delay in any respect the likelihood of the funding of the RMT Partner Financing (or satisfaction of the conditions to obtaining the RMT Partner Financing) or (z) adversely impact the ability of RMT Partner to enforce its rights against the other parties to the RMT Partner Commitment Letter or the definitive agreements with respect thereto (in each case, in accordance with their terms) or the ability of RMT Partner to timely consummate the transactions contemplated hereby (the “RMT Partner Financing Agreements”)) and shall deliver to Remainco a copy thereof as promptly as reasonably practicable; (ii) satisfy or cause the satisfaction of all conditions in the RMT Partner Commitment Letter and the RMT Partner Financing Agreements that are within its control or, if necessary or deemed advisable by RMT Partner, seek the waiver of conditions applicable to RMT Partner and its Affiliates contained in the RMT Partner Commitment Letter and the RMT Partner Financing Agreements; (iii) in the event of a breach or purported breach thereof by the RMT Partner Financing Lenders, fully enforce its rights to funding under the RMT Partner Commitment Letter and the RMT Partner Financing Agreements; and (iv) draw upon and consummate the RMT Partner Financing (including by instructing the RMT Partner Financing Lenders and the other Persons providing the RMT Partner Financing to provide such RMT Partner Financing) prior to or substantially contemporaneously with the Merger. In the event any funds in the amounts set forth in the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, or any portion thereof, become unavailable on the terms and conditions contemplated in the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, or it becomes reasonably likely that such funds may become unavailable on the terms and conditions set forth therein (in each case other than on account of (A) any Permitted Alternative Financing having been obtained or (B) the commitments under the RMT Partner Commitment Letter being replaced with commitments set forth in the RMT Partner Financing Agreements), RMT Partner shall, and shall cause its Subsidiaries, to use reasonable best efforts to obtain as promptly as reasonably practicable any such portion from alternative sources, including, subject to Section 5.15(d) on terms that shall not expand the conditions or other contingencies to the funding, from those set forth in the RMT Partner Commitment Letter or reduce the committed amount, in an amount sufficient, when added to the portion of the RMT Partner Financing that is available, together with cash available to RMT Partner up to $15,000,000, to finance the RMT Partner Special Dividend (the “Alternative RMT Partner Financing”) and, when obtained, to provide promptly to Remainco a copy (with any fee letter redacted in a customary manner to the extent required by the applicable financing sources) of, a new financing commitment that provides for financing in an amount that is sufficient, when added to the portion of the RMT Partner Financing that is available, to finance the RMT Partner Special Dividend (the “Alternative RMT Partner Commitment Letter”); provided, however, that in no event shall RMT Partner be required to pay any fees or any interest rates applicable to the RMT Partner Financing materially in excess of those contemplated by the RMT Partner Commitment Letter or otherwise agree to other terms and conditions (including market flex) that are materially less favorable in the aggregate to RMT Partner than those in the RMT Partner Commitment Letter as in effect as of the date hereof. To the extent an Alternative RMT Partner Commitment Letter is obtained, the provisions in this Section 5.15(a) shall apply to such Alternative RMT Partner Commitment Letter. For the avoidance of doubt, if the RMT Partner Financing or the Alternative RMT Partner Financing, as applicable, is available and all conditions to Closing set forth in Articles VI and VII have been satisfied or waived or will be satisfied or waived at the Closing, RMT Partner shall, subject to RMT Partner’s right to obtain Permitted Alternative Financing, use reasonable best efforts to take all actions necessary to incur the indebtedness provided under the RMT Partner Financing or the Alternative RMT Partner Financing, as applicable, to the extent necessary to fund the RMT Partner Special Dividend (if any).

(b)           Remainco shall, and shall cause its Subsidiaries to, (subject to Remainco’s right to obtain Permitted Alternative Financing), use reasonable best efforts to obtain the Remainco Financing as promptly as reasonably practicable after the date of this Agreement on the same terms and conditions (including market flex) contained in the Remainco Commitment Letter. Remainco shall, and shall cause its Subsidiaries to, (subject to Remainco’s right to obtain Permitted Alternative Financing in accordance with the conditions herein), use reasonable best efforts to (i) comply with and maintain in full force and effect the Remainco Commitment Letter in accordance with the terms thereof and negotiate and execute definitive agreements with respect thereto, on the terms and conditions (including market flex) contained in the Remainco Commitment Letter (or on such other terms acceptable to Remainco and the applicable financing sources so long as such other terms would not (x) delay or prevent the Closing, (y) adversely impact or delay in any respect the likelihood of the funding of the Remainco Financing (or satisfaction of the conditions to obtaining the Remainco Financing) or (z) adversely impact the ability of Remainco to enforce its rights against the other parties to the Remainco Commitment Letter or the definitive agreements with respect thereto (in each case, in accordance with their terms) or the ability of Remainco to timely consummate the transactions contemplated hereby (the “Remainco Financing Agreements”) and shall deliver to RMT Partner a copy thereof as promptly as reasonably practicable; (ii) satisfy or cause the satisfaction of all conditions in the Remainco Commitment Letter and the Remainco Financing Agreements that are within its control or, if necessary or deemed advisable by Remainco, seek the waiver of conditions applicable to Remainco and its Affiliates contained in the Remainco Commitment Letter and the Remainco Financing Agreements; (iii) in the event of a breach or purported breach thereof by the Remainco Financing Lenders, fully enforce its rights to funding under the Remainco Commitment Letter and the Remainco Financing Agreements; and (iv) draw upon and consummate the Remainco Financing (including by instructing the Remainco Financing Lenders and the other Persons providing the Remainco Financing to provide such Remainco Financing) prior to or substantially contemporaneously with the Distributions. In the event any funds in the amounts set forth in the Remainco Commitment Letter or the Remainco Financing Agreements, or any portion thereof, become unavailable on the terms and conditions contemplated in the Remainco Commitment Letter or the Remainco Financing Agreements, or it becomes reasonably likely that such funds may become unavailable on the terms and conditions set forth therein (in each case other than on account of (A) any Permitted Alternative Financing having been obtained or (B) the commitments under the Remainco Commitment Letter being replaced with commitments set forth in the Remainco Financing Agreements), Remainco shall, and shall cause its Subsidiaries to, use reasonable best efforts to obtain as promptly as reasonably practicable any such portion from alternative sources, including, subject to Section 5.15(d) on terms that shall not expand the conditions or other contingencies to the funding, from those set forth in the Remainco Commitment Letter or reduce the amount committed, in an amount sufficient, when added to the portion of the Remainco Financing that is available, to finance the amount set forth in the Remainco Commitment Letter (the “Alternative Remainco Financing”) and, when obtained, to provide promptly to RMT Partner a copy (with any fee letter redacted in a customary manner to the extent required by the applicable financing sources) of a new financing commitment that provides for financing in an amount that is sufficient, when added to the portion of the Remainco Financing that is available, to finance the amount set forth in the Remainco Commitment Letter (the “Alternative Remainco Commitment Letter”); provided, however, that in no event shall Remainco be required to pay any fees or any interest rates applicable to the Remainco Financing materially in excess of those contemplated by the Remainco Commitment Letter or otherwise agree to other terms and conditions (including market flex) that are materially less favorable in the aggregate to Remainco than those in the Remainco Commitment Letter as in effect as of the date hereof. To the extent an Alternative Remainco Commitment Letter is obtained, the provisions in this Section 5.15(b) shall apply to such Alternative Remainco Commitment Letter. For the avoidance of doubt, if the Remainco Financing or the Alternative Remainco Financing, as applicable, is available and all conditions to Closing set forth in Articles VI and VII have been satisfied or waived or will be satisfied or waived at the Closing, Remainco shall, subject to Remainco’s right to obtain Permitted Alternative Financing, use reasonable best efforts to take all actions necessary to incur the indebtedness provided under the Remainco Financing or the Alternative Remainco Financing, as applicable.

(c)           Remainco and Spinco shall, and shall cause their respective Subsidiaries to (subject to Spinco’s right to obtain Permitted Alternative Financing), use reasonable best efforts to obtain the Spinco Financing as promptly as reasonably practicable after the date of this Agreement on the same terms and conditions (including market flex) contained in the Spinco Commitment Letter. Remainco and Spinco shall, and shall cause their respective Subsidiaries to (subject to Spinco’s right to obtain Permitted Alternative Financing in accordance with the conditions herein), use reasonable best efforts to (i) comply with and maintain in full force and effect the Spinco Commitment Letter in accordance with the terms thereof and negotiate and execute definitive agreements with respect thereto, on the terms and conditions (including market flex) contained in the Spinco Commitment Letter (or on such other terms acceptable to Spinco and the applicable Financing Sources so long as such other terms would not (x) delay or prevent the Closing, (y) adversely impact or delay in any respect the likelihood of the funding of the Spinco Financing (or satisfaction of the conditions to obtaining the Spinco Financing) or (z) adversely impact the ability of Spinco to enforce its rights against the other parties to the Spinco Commitment Letter or the definitive agreements with respect thereto (in each case, in accordance with their terms) or the ability of Spinco to timely consummate the transactions contemplated hereby) (the “Spinco Financing Agreements” and, together with the RMT Partner Financing Agreements and the Remainco Financing Agreements, the “Financing Agreements”) and shall deliver to RMT Partner a copy thereof as promptly as reasonably practicable; (ii) satisfy or cause the satisfaction of all conditions in the Spinco Commitment Letter and the Spinco Financing Agreements that are within its control or, if necessary or deemed advisable by Spinco, seek the waiver of conditions applicable to Spinco and its Affiliates contained in the Spinco Commitment Letter and the Spinco Financing Agreements; (iii) in the event of a breach or purported breach thereof by the Spinco Financing Lenders, fully enforce its rights to funding under the Spinco Commitment Letter and the Spinco Financing Agreements; and (iv) draw upon and consummate the Spinco Financing (including by instructing the Spinco Financing Lenders and the other Persons providing the Spinco Financing to provide such Spinco Financing) prior to or substantially contemporaneously with the Distributions. RMT Partner will pay in full any and all commitment fees, any other fees or any other amounts (other than indemnity claims, which shall be governed by Section 5.15(f)) required to be paid pursuant to the terms of the Spinco Commitment Letter (and any Alternative Spinco Commitment Letter) as and when they become due and payable (including, without limitation, any alternate transaction fees or similar fees set forth in the Spinco Commitment Letter or any Alternative Spinco Commitment Letter). In the event any funds in the amounts set forth in the Spinco Commitment Letter or the Spinco Financing Agreements, or any portion thereof, become unavailable on the terms and conditions contemplated in the Spinco Commitment Letter or the Spinco Financing Agreements, or it becomes reasonably likely that such funds may become unavailable on the terms and conditions set forth therein (in each case other than on account of (A) any Permitted Alternative Financing having been obtained or (B) the commitments under the Spinco Commitment Letter being replaced with commitments set forth in the Spinco Financing Agreements), Remainco and Spinco shall, and shall cause their respective Subsidiaries to, in consultation with RMT Partner, use reasonable best efforts to obtain as promptly as reasonably practicable any such portion from alternative sources, including, subject to Section 5.15(d) on terms that shall not expand the conditions or other contingencies to the funding, from those set forth in the Spinco Commitment Letter or reduce the amount committed, in an amount sufficient, when added to the portion of the Spinco Financing that is available, together with cash available to Spinco of up to $2,500,000 to fund the Cash Payment as contemplated by this Agreement and the Separation Agreement (the “Alternative Spinco Financing” and together with the Alternative RMT Partner Financing and the Alternative Spinco Financing, the “Alternative Financings”) and, when obtained, to provide promptly to RMT Partner a copy of a new financing commitment that provides for financing in an amount that is sufficient, when added to the portion of the Spinco Financing that is available, to fund the Cash Payment as contemplated by this Agreement and the Separation Agreement (the “Alternative Spinco Commitment Letter” and, together with the Alternative RMT Partner Commitment Letter and the Alternative Remainco Commitment Letter, the “Alternative Commitment Letters”); provided, however, that in no event shall Spinco be required to pay any fees or any interest rates applicable to the Spinco Financing materially in excess of those contemplated by the Spinco Commitment Letter or otherwise agree to other terms and conditions (including market flex) that are materially less favorable in the aggregate to Spinco than those in the Spinco Commitment Letter as in effect as of the date hereof. To the extent an Alternative Spinco Commitment Letter is obtained, the provisions in this Section 5.15(c) shall apply to such Alternative Spinco Commitment Letter. For the avoidance of doubt, if the Spinco Financing or the Alternative Spinco Financing, as applicable, is available and all conditions to Closing set forth in Articles VI and VII have been satisfied or waived or will be satisfied or waived at the Closing, Spinco shall, subject to Spinco’s right to obtain Permitted Alternative Financing, use reasonable best efforts to take all actions necessary to incur the indebtedness provided under the Spinco Financing or the Alternative Spinco Financing, as applicable.

(d)           Each of (x) RMT Partner and (y) Remainco and Spinco, as applicable, shall give the other prompt written notice (i) of any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default) by any party to the Commitment Letters, the Financing Agreements, the Alternative Commitment Letters or the definitive agreements with respect thereto (the “Alternative Financing Agreements;” the terms and conditions of which shall not expand upon the conditions to Closing or other contingencies to the funding on the closing date of the Alternative Financings as set forth in the Alternative Commitment Letters), in each case, of which it becomes aware; (ii) of any actual withdrawal, repudiation or termination of the Financings or commitments for the Financings by any of the Lenders of which it becomes aware; (iii) of the receipt by it of any written notice from any Person with respect to any material dispute or disagreement between or among any of the parties to the Commitment Letters or the Financing Agreements and, if applicable, the Alternative Commitment Letters or the Alternative Financing Agreements; (iv) of any amendment or modification of, or waiver under, the Commitment Letters or the Financing Agreements and, if applicable, the Alternative Commitment Letters or the Alternative Financing Agreements or any related fee letters; or (v) if for any reason it believes in good faith that it or its Subsidiaries will not be able to timely obtain all or any portion of the RMT Partner Financing, the Remainco Financing or Spinco Financing, as applicable, on the terms and in the manner or from the sources contemplated by the RMT Partner Commitment Letter, the Remainco Commitment Letter or the Spinco Commitment Letter, as applicable, or the RMT Partner Financing Agreements, the Remainco Financing Agreements or the Spinco Financing Agreements, as applicable, and, if and as applicable, the Alternative Commitment Letters or the Alternative Financing Agreements. Each of (x) RMT Partner and (y) Remainco and Spinco, as applicable, shall keep the other reasonably informed (in reasonable detail) with respect to all material activity concerning the Financings and, if applicable, the Alternative Financings, including by providing copies of all definitive agreements (with any fee letter with respect to the RMT Partner Financing redacted in a customary manner to the extent required by the applicable financing sources) and upon reasonable request therefor, each of (x) RMT Partner and (y) Remainco and Spinco, as applicable, shall promptly provide the other with any information relating to the Financings. Each of (x) RMT Partner and (y) Remainco and Spinco, as applicable, shall not, and shall cause their respective Subsidiaries not to, without the prior written consent of the other (not to be unreasonably withheld, conditioned or delayed), amend, modify, supplement, restate, substitute, replace, terminate, assign or agree to any waiver under the Commitment Letters, any Alternative Commitment Letters, any Financing Agreements or any Alternative Financing Agreements, in each case, to which it or its Subsidiaries is a party, in a manner that (1) reduces the aggregate amount of any Financing such that the aggregate amount of such Financing, together with cash available to RMT Partner of up to $15,000,000 or Spinco of up to $2,500,000, as applicable, would be below the amount required to repay the Remainco Debt Facilities, fund the Cash Payment or to fund the RMT Partner Special Dividend as contemplated by this Agreement and the Separation Agreement, as applicable, (2) modifies or expands upon any of the conditions precedent to any Financing from those set forth in the Commitment Letters or the Alternative Commitment Letters, as applicable, or add any new conditions precedent to such Financing from those set forth in the Commitment Letters or the Alternative Commitment Letters, as applicable, in each case in a manner that would reasonably be expected to materially delay or prevent the funding of such Financing (or satisfaction of the conditions to such Financing), or (3) is reasonably expected to prevent, impede or delay the availability of any Financing; provided that additional lenders and financing sources may be added to the Commitment Letters or any Alternative Commitment Letter after the date hereof or thereof with a concomitant reduction in the commitment of the lenders party thereto on the date hereof or thereof. Notwithstanding anything to the contrary contained in this Agreement, RMT Partner and Spinco (subject to the consent of RMT Partner), as applicable, shall have the right, at any time and from time to time, to substitute other debt financing for all or any portion of the RMT Partner Financing or Spinco Financing, as applicable (or, if applicable, the Alternative RMT Partner Financing or Alternative Spinco Financing, as applicable) from the same and/or alternative financing sources (each, a “Permitted Alternative Financing”); provided that any such Permitted Alternative Financing (A) must be consistent with the Tax-Free Status of the Transactions; (B) shall not expand on the conditions precedent or contingencies to the funding on the closing date of the Financings or, if applicable, the Alternative Financings, as set forth in such agreements, in a manner that would reasonably be expected to materially delay or prevent the funding of such Financing or Alternative Financing (or satisfaction of the conditions to such Financing or Alternative Financing); (C) shall not reduce the amount of the RMT Partner Financing from that contemplated under the RMT Partner Commitment Letter or the amount of the Spinco Financing from that contemplated under the Spinco Commitment Letter, in each case, as in effect on the date hereof; and (D) shall not prevent impair or materially delay the consummation of the transactions contemplated by this Agreement and the other Transaction Documents. For purposes of this Agreement, (x) the terms “Commitment Letter,” and “RMT Partner Commitment Letter”, as applicable, shall include the applicable commitment letter (and the related fee letter) entered into by RMT Partner or any of its respective Subsidiaries in connection with a Permitted Alternative Financing, (y) the terms “Commitment Letter,” and “Spinco Commitment Letter”, as applicable, shall include the applicable commitment letter (and the related fee letter) entered into by Spinco or any of its respective Subsidiaries (subject to the consent of RMT Partner) in connection with a Permitted Alternative Financing and (z) the term “Financing Agreement” shall include any definitive agreement with respect to any Permitted Alternative Financing. Notwithstanding anything to the contrary set forth herein, Remainco and Spinco shall not, and shall not permit or cause their respective Subsidiaries to, amend, modify, supplement, replace, waive or change any provision in the Spinco Commitment Letter or any of the Spinco Financing Agreements, Alternative Spinco Financing Agreements or Permitted Alternative Financing with respect to the Spinco Financing without the prior written consent of RMT Partner; provided that Spinco or its Subsidiaries may modify, supplement or amend the Spinco Commitment Letter or any of the Spinco Financing Agreements or Alternative Spinco Financing Agreements to implement any market flex exercised by the Spinco Financing Sources in accordance with the Spinco Commitment Letter as of the date hereof or, subject to Section 5.15(c), as in effect as of the date that an Alternative Spinco Commitment Letter becomes effective.

(e)          Subject to Section 5.15(f) and the remaining provisions of this Section 5.15(e), Remainco shall, and shall cause its Subsidiaries and their respective Representatives to, use reasonable best efforts to provide such reasonable cooperation to RMT Partner, subject to the expense allocation set forth in Section 5.15(f), in connection with the arrangement of the RMT Partner Financing, or, if applicable, the Alternative RMT Partner Financing or the Permitted Alternative Financing, as may be reasonably requested by RMT Partner, including:

(i)            participation in a reasonable number of meetings, drafting sessions, rating agency and roadshow presentations and due diligence sessions in connection with the RMT Partner Financing, at reasonable times and locations upon reasonable prior notice;

(ii)           [Reserved];

(iii)          assisting RMT Partner and its Financing Sources in the preparation of (A) a customary offering document (including a private placement memorandum, prospectus, offering memorandum or any similar document) for all or a portion of the RMT Partner Financing and, if applicable, the Alternative RMT Partner Financing, but only with respect to the information included therein regarding the Spinco Business and Spinco, and (B) bank information memoranda and bank syndication materials and similar documents required in connection with the RMT Partner Financing and, if applicable, the Alternative RMT Partner Financing, in each case to the extent information contained therein relates to the Spinco Business or Spinco;

(iv)          taking customary corporate actions with respect to the Spinco Business and Spinco, subject to the occurrence of the Effective Time, reasonably requested by RMT Partner that are necessary to permit the consummation of the RMT Partner Financing and, if applicable, the Alternative RMT Partner Financing (including cooperating to facilitate the granting of guarantees by, or pledging of, granting of security interests in and obtaining perfection of any liens on collateral owned by, the Spinco Companies in connection with the RMT Partner Financing and, if applicable, the Alternative RMT Partner Financing (including (A) subject to Clause (VII) of the proviso below, entering into the applicable Financing Agreements or Alternative Financing Agreements and (B) using reasonable best efforts to deliver to RMT Partner original copies of all certificated securities evidencing any equity interests owned by any of the Spinco Companies in any of its U.S. subsidiaries substantially concurrently with the Closing));

(v)           providing customary authorization and management representation letters with respect to the information provided by Remainco for inclusion in any confidential information memorandum or lender presentation representing that such information does not include material non-public information about Remainco, its Subsidiaries and the Spinco Business, and designating such information provided by Remainco for presentation to the Financing Sources as suitable to be made available to lenders who do not wish to receive material non-public information with respect to Remainco and its Subsidiaries;

(vi)          providing reasonable assistance to the Financing Sources (including by providing customary certificates and representation letters) in obtaining from independent auditors for the Spinco Business and Spinco, auditor comfort letters (including customary “negative assurances”) and consents or authorization letters to the inclusion of auditor reports in marketing materials for the RMT Partner Financing relating to debt securities and, if applicable, the Alternative RMT Partner Financing;

(vii)         cooperating with the Financing Sources’ due diligence with respect to the Spinco Business and Spinco, to the extent customary and reasonable but without the need to deliver any legal opinions;

(viii)        providing at least three (3) Business Days prior to the Distribution Date all documentation and other information about the Spinco Business and Spinco required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested at least ten (10) Business Days prior to the anticipated Distribution Date; and

(ix)          facilitating the Lien and Guarantee Release;

provided that in all cases such activities do not (I) unreasonably interfere with or unreasonably disrupt the ongoing operation and management of Remainco or the Spinco Business; (II) cause any representation or warranty or covenant contained in this Agreement to be breached; (III) cause any condition to the Closing set forth in Article VI or VII to fail to be satisfied or otherwise cause any breach of this Agreement; (IV) require Remainco to pay any fees other than any amounts payable pursuant to Section 5.14(e), (V) require provision or access to or disclosure of information that Remainco reasonably determines would jeopardize any attorney-client privilege of Remainco or any of its Subsidiaries, provided that Remainco shall use its reasonable best efforts to provide or disclose such information to the extent possible without jeopardizing such privilege, (VI) require Remainco or any of its Subsidiaries to take any action that will conflict with or violate its organizational documents or Legal Requirement or would reasonably be expected to result in the contravention, violation or breach of any Contract to which Remainco or any of its Subsidiaries is a party; provided that this clause (VI) shall in no way limit Remainco or Spinco’s obligations pursuant to Section 5.19 or (VII) involve any binding commitment by or obligation of Remainco or Spinco or their respective Subsidiaries (other than, in the case of Spinco, the execution of customary underwriting or purchase agreements in connection with any bond financing to be entered into shortly before the Distribution Date), which is not conditioned on the Closing (and any such commitment or obligations shall automatically terminate without liability to Remainco or any of its Subsidiaries or Affiliates upon the termination of this Agreement); provided, further, that no obligation of Spinco or its Subsidiaries under any certificate, document or instrument shall be effective until the Effective Time (except for customary authorization letters, management representation letters or other documents delivered to Remainco’s, Spinco’s or RMT Partner’s accountants) and Spinco and its Subsidiaries shall not be required to take any action that would reasonably be expected to cause any director, officer or employee of Remainco or its Subsidiaries to incur any personal liability. All non-public or other confidential information provided by Remainco or any of its Subsidiaries or Representatives pursuant to this section shall be kept confidential in accordance with the Confidentiality Agreement.

(f)            RMT Partner shall be responsible for (i) all of its out-of-pocket, third party fees and expenses and indemnity claims related to the RMT Partner Financing and (ii) payment of all commitment fees, any other fees or any other amounts arising under the RMT Partner Financing, the Spinco Financing and any Permitted Alternative Financings in respect thereof (including, without limitation, any alternate transaction fees or similar fees set forth in the Spinco Commitment Letter or any Alternative Spinco Commitment Letter), and all reasonable and documented out-of-pocket, third party fees and expenses and any indemnity claims of Remainco Companies, the Spinco Companies or their respective Representatives, relating to, arising out of, by reason of or otherwise in connection with the RMT Partner Financing and the Spinco Financing (and any Permitted Alternative Financings in respect thereof), except, in the case of this clause (ii), to the extent any such indemnity claim arose as a result of bad faith, willful misconduct by the Remainco Companies, the Spinco Companies or their respective Representatives or as a result of the historical information specifically for use in connection with the Spinco Financing. Remainco shall be responsible for all of its out-of-pocket, third party fees and expenses and indemnity claims related to the Remainco Financing. Notwithstanding anything to the contrary, RMT Partner shall, promptly upon request by Remainco, reimburse Remainco or Spinco, as applicable, for all reasonable and documented out-of-pocket costs and expenses incurred by Remainco or Spinco (or the Remainco Companies or Spinco Companies) or their respective Representatives, as applicable, in connection with such cooperation contemplated by Section 5.15(e). RMT Partner shall to the fullest extent permitted by law indemnify, defend and hold harmless the Remainco Companies, the Spinco Companies and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them relating to, arising out of, by reason of or otherwise in connection with the RMT Partner Financing and the Spinco Financing or the RMT Partner Financing and any Permitted Alternative Financings in respect thereof (including any action taken in accordance with this Section 5.15) and any information utilized in connection therewith (other than historical information provided in writing by the Remainco Companies specifically for use in connection therewith), in each case, except to the extent any of the foregoing was suffered or incurred as a result of bad faith, willful misconduct or material breach of this Section 5.15 by the Remainco Companies, the Spinco Companies or their respective Representatives or as a result of the of the Remainco Companies or Spinco Companies providing historical information specifically for use in connection with the Spinco Financing or the RMT Partner Financing or any Permitted Alternative Financing in respect thereof.

5.16        Agreement for Exchange of Information.

(a)           Generally. RMT Partner and its Affiliates, on the one hand, and Remainco and its Affiliates, on the other hand, will provide, or cause to be provided, to the other party, at any time after the Effective Time and until the later of (i) the sixth anniversary of the Effective Time and (ii) the expiration of the relevant statute of limitations period, if applicable, as soon as reasonably practicable after written request therefor, reasonable access during normal business hours (insofar as such access is reasonably required by the requesting party), any Shared Information specifically identified in such written request in its possession or under its control in order to enable the applicable party to comply with Legal Requirement. Each of RMT Partner and Remainco agree to make their respective personnel reasonably available during regular business hours to discuss any Shared Information exchanged pursuant to this Section 5.16. The requesting party shall, promptly upon request by the party providing such information, reimburse the providing party for all documented and reasonable third-party out-of-pocket costs incurred by providing party or its Subsidiaries in connection with this Section 5.16(a). Notwithstanding the foregoing or the following provisions of this Section 5.16, the Tax Matters Agreement will govern the sharing, exchange and retention of Tax Returns, schedules and work papers and all material records or other documents relating to Tax matters.

(b)           Financial Information.

(i)            Until the end of the sixth full fiscal year occurring after the Closing Date, Remainco and its Subsidiaries will reasonably cooperate in good faith with RMT Partner to enable RMT Partner to timely prepare and file SEC and Public Company Accounting Oversight Board compliant consolidated financial statements that include the financial results of Spinco or any of the Spinco Companies. RMT Partner agrees to promptly reimburse Remainco for the reasonable out-of-pocket third-party costs, if any, incurred in connection with this Section 5.16(b)(i).

(ii)           Until the end of the sixth full fiscal year occurring after the Closing Date, RMT Partner and its Subsidiaries will cooperate in good faith with Remainco to enable Remainco to timely prepare and file SEC and Public Company Accounting Oversight Board compliant consolidated financial statements or complete a financial statement audit for any period during which the financial results of the Spinco Companies were consolidated with those of Remainco. As part of such efforts, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting, (A) RMT Partner will authorize and reasonably request that its auditors make available to Remainco’s auditors, within a reasonable time prior to the date of Remainco’s auditors opinion or review report, both (1) the personnel who performed or will perform the annual audits and quarterly reviews of Spinco and (2) work papers related to such annual audits and quarterly reviews, to enable Remainco’s auditors to perform any procedures reasonably necessary to take responsibility for the work of Spinco’s auditors as it relates to Remainco’s auditors’ opinion or report and (B) until all governmental audits are complete, RMT Partner will provide reasonable access during normal business hours for Remainco’s internal auditors, counsel and other designated representatives to (1) the premises of the Spinco Companies, all Information (and duplicating rights) within the knowledge, possession or control of the Spinco Companies and (2) the officers and employees of the Spinco Companies, so that Remainco may conduct reasonable audits relating to the financial statements provided by the Spinco Companies; provided, however, that such access will not be unreasonably disruptive to the business and affairs of the Spinco Companies. Remainco agrees to promptly reimburse RMT Partner for the reasonable out-of-pocket third-party costs and expenses, if any, incurred in connection with this Section 5.16(b)(ii).

(c)           Ownership of Information. Any Information owned at a particular moment in time by a party hereto that is provided to another party hereto pursuant to this Section 5.16(c) remains the property of the party that owned and provided such Information. Except as expressly provided in the Transaction Documents, no party hereto nor any of their Affiliates hereunder grants or confers rights of license in any Information owned by such party or any of its Affiliates to any other party hereto or its Affiliates hereunder.

(d)           Record Retention. Each party hereto agrees to use its commercially reasonable efforts to retain all Shared Information that relates to the operations of the Spinco Business or any of the Spinco Companies in its respective possession or control at the Effective Time for a period of six (6) years following the Effective Time.

(e)           Costs of Providing Information. Except as provided in Section 5.16(f), the party to this Agreement requesting Shared Information will be responsible for paying the third-party fees and expenses incurred by the parties in connection with complying with the provisions of this Section 5.16.

(f)            Production of Witnesses; Privileged Matters. With respect to (i) the production of witnesses and (ii) the attorney-client and work product privileged information, following the Effective Time, the respective rights and obligations of Remainco and its Subsidiaries, on the one hand, and the Spinco Companies, on the other hand, to produce witnesses and to maintain, preserve, assert or waive any or all privileges will be governed by the Separation Agreement.

5.17        D&O Indemnification and Insurance.

(a)           From and after the Effective Time, RMT Partner and the Surviving Corporation shall, and RMT Partner agrees that it shall cause the Surviving Corporation to, indemnify and hold harmless each Person who at the Effective Time is a present or former director or officer of any Spinco Company (each a “D&O Indemnitee”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that a D&O Indemnitee is or was a director or officer of a Spinco Company or is or was serving at the request of a Spinco Company as an officer, director, manager, member, trustee, fiduciary, employee or agent of another Person at or prior to the Effective Time, in each case, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Remainco or any of its Subsidiaries (including the Spinco Companies), as the case may be, would have been permitted under the Organizational Documents of Spinco in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under such Organizational Documents). Without limiting the foregoing, RMT Partner shall cause Spinco and its Subsidiaries (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective Organizational Documents concerning the indemnification and exculpation or exoneration (including provisions relating to expense advancement) of the Spinco Companies’ respective former and current officers and directors that are no less favorable to those Persons than the provisions of the Organizational Documents of such Spinco Companies, as applicable, in each case, as of the date hereof and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by any Legal Requirement.

(b)           RMT Partner shall procure, at its sole cost and expense, a prepaid, non-cancelable six (6)-year “tail” insurance policy, endorsement or otherwise, effective as of the Effective Time, containing terms not less favorable than the terms of directors’ and officers’ liability insurance covering any directors and officers of the Spinco Companies who are currently covered by the directors’ and officers’ liability insurance policies of Remainco and its Subsidiaries (including the Spinco Companies) with respect to matters existing or occurring at or prior to the Effective Time. If any claim is asserted or made within such six (6)-year period, then any insurance required to be maintained under this Section 5.17(f) shall be continued in respect of such claim until the final disposition thereof.

(c)           Notwithstanding anything contained in this Agreement to the contrary, this Section 5.17(c) shall survive the consummation of the transactions contemplated hereby and shall be binding, jointly and severally, on all successors and assigns of RMT Partner and Spinco and are intended to be for the benefit of, and will be enforceable by, each present and former director and officer of any Spinco Company and his or her heirs and representatives. In the event that RMT Partner or Spinco or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of RMT Partner or Spinco, as the case may be, shall succeed to the obligations set forth in this Section 5.17. The provisions of this Section 5.17 are intended to be in addition to the rights otherwise available to any D&O Indemnitee by law, charter, statute, bylaw or Contract.

5.18        Release Documentation. On or prior to the Closing Date, Remainco shall provide to RMT Partner guarantee and/or lien release documentation as may be necessary or advisable to release the Spinco Companies as borrowers or guarantors, as applicable, under any existing indebtedness for borrowed money of Remainco and its Subsidiaries (including under the Remainco Debt Facilities) and the release and termination of any and all Encumbrances granted in connection with such indebtedness, on the assets of Spinco Assets and the Spinco Companies, in each case, in form and substance reasonably satisfactory to RMT Partner (collectively, the “Lien and Guarantee Release”); provided that Remainco shall provide drafts of such Lien and Guarantee Release documentation at least three (3) Business Days prior to the Closing Date.

5.19        Refinancing.

(a)           On or prior to the Closing Date, RMT Partner shall repay, repurchase, redeem, call for redemption or otherwise amend the RMT Partner Existing Indebtedness, to the extent applicable, so that the consummation of the Contemplated Transactions will not result in a breach thereof or a default or event of default thereunder.

(b)           On or prior to the Closing Date, Remainco shall repay, repurchase, redeem, call for redemption or otherwise amend the Remainco Debt Facilities so that the consummation of the Contemplated Transactions will not result in a breach thereof or a default or event of default thereunder.

5.20        Solvency Opinions. Each of RMT Partner and Remainco shall provide the valuation firm contemplated to give the Solvency Opinions reasonable access to all of the information reasonably necessary for the valuation firm to provide the Solvency Opinions. In the event that the valuation firm indicates it is unable to provide one or more of the Solvency Opinions, Remainco and RMT Partner shall use their reasonable best efforts to take any commercially reasonable actions so as to allow the valuation firm to provide the Solvency Opinions; provided, however, in no event shall Remainco or RMT Partner be required to agree to any amendments or modifications to this Agreement, the Separation Agreement or any other Transaction Document.

5.21        Remainco Equity Awards. Remainco will Make Available to RMT Partner an updated version of the list referenced in Section 2.3(b)(ii) to reflect any applicable changes thereto no later than thirty (30) days prior to the anticipated Closing Date and periodically thereafter prior to the Closing Date.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS OF RMT PARTNER AND MERGER SUB

The obligations of RMT Partner and Merger Sub to effect the Merger are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

6.1          Accuracy of Representations. (a) The representations and warranties of Remainco set forth in Section 2.3 (Capitalization) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for in accuracies that are de minimis in the aggregate, (b) the representations and warranties of Remainco set forth in Section 2.7(b) (Absence of Certain Changes) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time, (c) the representations and warranties of Remainco set forth in Section 2.1(b) (Subsidiaries; Due Organization), Section 2.4 (Authority; Binding Nature of Agreement), Section 2.21 (Ownership of RMT Partner Common Stock), Section 2.22 (Vote Required), Section 2.23 (Financial Advisor) and Section 2.27 (Takeover Statutes) shall be true and correct (without giving effect to any qualification as to materiality, Spinco Material Adverse Effect or similar qualifications set forth therein) in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (d) the other representations and warranties of Remainco set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality, Spinco Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Spinco Material Adverse Effect.

6.2          Performance of Covenants. The covenants and obligations in this Agreement and the other Transaction Documents that Remainco, Spinco or the other Spinco Companies are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3          Effectiveness of Registration Statements. (a) The RMT Partner Form S-4 Registration Statement and the Spinco Registration Statement each shall have become effective in accordance with the provisions of the Securities Act and the Exchange Act, respectively; (b) no stop order shall have been issued by the SEC and remain in effect suspending the effectiveness of any such registration statement; (c) no proceeding seeking such a stop order shall have been initiated by the SEC and remain pending or be threatened by the SEC with the intention of suspending the effectiveness of any such registration statement; and (d) the applicable notice periods required by applicable stock exchange rules or securities laws shall have expired.

6.4          Stockholder Approval. The issuance of shares of RMT Partner Common Stock pursuant to the Merger shall have been duly approved by the applicable Required RMT Partner Stockholder Vote and the Contemplated Transactions shall have been duly approved by the applicable Required Remainco Stockholder Vote.

6.5          Separation and Distributions. The Internal Restructuring, and the transfer of assets and assumption of liabilities contemplated by, as applicable, the Separation Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement and the Intellectual Property Matters Agreement to occur prior to the Closing, in each case, shall have been consummated in all material respects in accordance with and subject to the terms of this Agreement, the Separation Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement and the Intellectual Property Matters Agreement. The Spinco Contribution and the Distributions shall have been consummated in accordance with the terms of the Separation Agreement and this Agreement. The Transition Services Agreement shall have been executed and delivered by the parties (other than RMT Partner or Merger Sub) thereto.

6.6          Cash Payment. Remainco shall have received the Cash Payment immediately before the Distributions in accordance with the terms of the Separation Agreement.

6.7          RMT Partner Special Dividend. The RMT Partner Board shall, if required pursuant to Section 1.7, have declared the RMT Partner Special Dividend with a record date prior to the Closing Date.

6.8          [Intentionally Omitted]

6.9          Opinion and Certificates.

(a)          RMT Partner and Merger Sub shall have received the following opinions and certificate, each of which shall be in full force and effect and shall not have been withdrawn or rescinded:

(i)            a written opinion of Sidley, in form and substance reasonably acceptable to RMT Partner, dated as of the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a tax-free “reorganization” within the meaning of Section 368(a) of the Code in which no income, gain or loss will be recognized by RMT Partner, Merger Sub, Spinco or the holders of Spinco Common Stock (except with respect to the receipt of cash in lieu of fractional shares of RMT Partner Common Stock) (such opinion, the “RMT Partner Tax Opinion”). In rendering such opinion, Sidley may rely upon customary assumptions and representations reasonably satisfactory to it, including representations set forth in certificates of officers of RMT Partner, Merger Sub, Remainco, and Spinco. Each of RMT Partner, Merger Sub, Remainco and Spinco shall furnish to Sidley any customary representations and covenants reasonable requested in connection with the RMT Partner Tax Opinion;

(ii)           an opinion from a nationally recognized valuation firm selected by RMT Partner that (A) immediately following the Distributions, Remainco and its Subsidiaries, on a consolidated basis, will be Solvent, (B) immediately following the RMT Partner Special Dividend, RMT Partner and its Subsidiaries, on a consolidated basis, will be Solvent and (C) immediately following the Merger, RMT Partner and its Subsidiaries, on a consolidated basis, will be Solvent (collectively, the “Solvency Opinions”); and

(iii)          a certificate executed by the Chief Executive Officer of Remainco confirming that the conditions set forth in Sections 6.1, 6.2, 6.5 and 6.10 have been duly satisfied.

(b)           Remainco and Spinco shall have received the opinion described in Section 7.9(a) and such opinion shall remain in full force and effect and shall not have been withdrawn or rescinded.

6.10        No Spinco Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Spinco Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in a Spinco Material Adverse Effect.

6.11        Governmental Approvals. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and any applicable Consents required under the Competition Laws of the other jurisdictions that are listed at Schedule C (collectively, the “Additional Antitrust Consents”) shall have been obtained and remain in full force and effect. Any applicable Consents required under any FDI Laws of the jurisdictions that are listed at Schedule C as finally determined pursuant to Section 5.4(a) (collectively, the “FDI Consents”) shall have been obtained and remain in full force and effect.

6.12        Listing. The shares of RMT Partner Common Stock to be issued pursuant to the Merger shall have been approved for listing (subject to notice of issuance) on the New York Stock Exchange.

6.13        No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the performance of this Agreement or the other Transaction Documents or the consummation of the Merger or any of the other Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to this Agreement or the other Transaction Documents or Merger or the other Contemplated Transactions that makes consummation of the Merger or the other Contemplated Transactions or the performance of this Agreement or the other Transaction Documents illegal.

6.14        No Governmental Litigation. There shall not be pending any Legal Proceeding in which a Governmental Body with jurisdiction over the parties is a party: (a) challenging or seeking to restrain, prohibit, rescind or unwind the consummation of the Merger or any of the other Contemplated Transactions; or (b) seeking actions in connection with the Merger or any of the other Contemplated Transactions that, individually or in the aggregate, would reasonably be expected to result in a Burdensome Condition.

6.15        FIRPTA Matters. No more than thirty (30) days prior to the Closing Date, Remainco shall deliver to RMT Partner a statement described in Section 1.1445-2(c)(3)(i) of the U.S. Treasury Regulations certifying that the interests of Spinco are not U.S. real property interests.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATION OF REMAINCO AND SPINCO

The obligations of Remainco and Spinco to effect the Merger are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

7.1          Accuracy of Representations. (a) The representations and warranties of RMT Partner set forth in Section 3.3 (Capitalization) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for in accuracies that are de minimis in the aggregate, (b) the representations and warranties of RMT Partner set forth in Section 3.7(b) (Absence of Certain Changes) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time, (c) the representations and warranties of RMT Partner set forth in Section 3.1(b) (Subsidiaries; Due Organization), Section 3.4 (Authority; Binding Nature of Agreement), Section 3.21 (Ownership of Remainco Common Stock), Section 3.22 (Vote Required), Section 3.23 (Financial Advisor), Section 3.24 (Valid Issuance) and Section 3.25 (Takeover Statutes) shall be true and correct (without giving effect to any qualification as to materiality, RMT Partner Material Adverse Effect or similar qualification set forth therein) in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (d) the other representations and warranties of RMT Partner set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality, RMT Partner Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have, a RMT Partner Material Adverse Effect.

7.2          Performance of Covenants. The covenants and obligations in this Agreement and the other Transaction Documents that RMT Partner and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3          Effectiveness of Registration Statements. (a) The RMT Partner Form S-4 Registration Statement and the Spinco Registration Statement each shall have become effective in accordance with the provisions of the Securities Act and the Exchange Act, respectively; (b) no stop order shall have been issued by the SEC and remain in effect suspending the effectiveness of any such registration statement; (c) no proceeding seeking such a stop order shall have been initiated by the SEC and remain pending or be threatened by the SEC with the intention of suspending the effectiveness of any such registration statement; and (d) the applicable notice periods required by applicable stock exchange rules or securities laws shall have expired.

7.4          Stockholder Approval. The issuance of shares of RMT Partner Common Stock pursuant to the Merger shall have been duly approved by the applicable Required RMT Partner Stockholder Vote and the Contemplated Transactions shall have been duly approved by the applicable Required Remainco Stockholder Vote.

7.5          Separation and Distributions. The Internal Restructuring, and the transfer of assets and assumption of liabilities contemplated by, as applicable, the Separation Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement and the Intellectual Property Matters Agreement to occur prior to the Closing, in each case, shall have been consummated in all material respects in accordance with and subject to the terms of this Agreement, the Separation Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement and the Intellectual Property Matters Agreement. The Spinco Contribution and the Distributions shall have been consummated in accordance with the terms of the Separation Agreement and this Agreement. The Transition Services Agreement shall have been executed and delivered by the parties (other than RMT Partner or Merger Sub) thereto.

7.6          Cash Payment. Remainco shall have received the Cash Payment immediately before the Distributions in accordance with the terms of the Separation Agreement.

7.7          RMT Partner Special Dividend. The RMT Partner Board shall, if required pursuant to Section 1.7, have declared the RMT Partner Special Dividend with a record date prior to the Closing Date.

7.8          [Intentionally Omitted]

7.9          Opinion and Certificates. Remainco shall have received the following opinions and certificate, each of which shall be in full force and effect and shall not have been withdrawn or rescinded.

(a)           a written opinion of Morgan Lewis, in form and substance reasonably acceptable to Remainco, dated as of the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, and based on the Ruling (if received), (i) the Spinco Contribution, taken together with the First Distribution, will qualify as a reorganization pursuant to Sections 355, 361 and 368(a)(1)(D) of the Code, in which no gain or loss is recognized by Intermediateco, except to the extent the Cash Payment exceeds Intermediateco’s adjusted tax basis in the Spinco Common Stock and assuming Remainco transfers to creditors or distributes to shareholders the cash received in the Cash Payment in pursuance of the reorganization within the meaning of Section 361(b)(1) of the Code; (ii) each of the Distributions will qualify for non-recognition of gain and loss pursuant to Sections 355, 361 and/or 368 of the Code, in each case for U.S. federal income tax purposes; and (iii) the Merger will be treated as a tax-free “reorganization” within the meaning of Section 368(a) of the Code in which no income, gain or loss will be recognized by RMT Partner, Merger Sub, Spinco or the holders of Spinco Common Stock (except with respect to the receipt of cash in lieu of fractional shares of RMT Partner Common Stock) (such opinion, the “Remainco Tax Opinion”). In rendering such opinion, Morgan Lewis may rely upon customary assumptions and representations reasonably satisfactory to it, including representations set forth in certificates of officers of RMT Partner, Merger Sub, Remainco and Spinco, and on the Ruling (if received). Each of RMT Partner, Merger Sub, Remainco and Spinco shall furnish to Morgan Lewis any customary representations and covenants reasonable requested in connection with the Remainco Tax Opinion;

(b)           the Solvency Opinions; and

(c)           a certificate executed by the Chief Executive Officer of RMT Partner confirming that the conditions set forth in Sections 7.1, 7.2 and 7.10 have been duly satisfied.

7.10        No RMT Partner Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any RMT Partner Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in a RMT Partner Material Adverse Effect.

7.11        Governmental Approvals. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and the Additional Antitrust Consents and FDI Consents shall have been obtained and remain in full force and effect.

7.12        Listing. The shares of RMT Partner Common Stock to be issued pursuant to the Merger shall have been approved for listing (subject to notice of issuance) on the New York Stock Exchange.

7.13        No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the performance of this Agreement or the other Transaction Documents or the consummation of the Merger or any of the other Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to this Agreement or the other Transaction Documents or Merger or the other Contemplated Transactions that makes consummation of the Merger or the other Contemplated Transactions or the performance of this Agreement or the other Transaction Documents illegal.

7.14        No Governmental Litigation. There shall not be pending any Legal Proceeding in which a Governmental Body with jurisdiction over the parties is a party: (a) challenging or seeking to restrain, prohibit, rescind or unwind the consummation of the Merger or any of the other Contemplated Transactions; or (b) seeking actions in connection with the Merger or any of the other Contemplated Transactions that, individually or in the aggregate, would reasonably be expected to result in a Burdensome Condition.

7.15        Directors. Effective as of the Effective Time, the directors to be appointed to the RMT Partner Board pursuant to Section 5.9 shall have been so appointed.

ARTICLE VIII

TERMINATION

8.1          Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the Required RMT Partner Stockholder Vote and/or Required Remainco Stockholder Vote, except as otherwise provided below):

(a)           by mutual written consent of RMT Partner and Remainco;

(b)           by either RMT Partner or Remainco if the Merger shall not have been consummated by November 15, 2021 (such applicable date, the “End Date”); provided, however, that (i) if, on such date, any or all of the conditions to Closing set forth in Sections 6.11, 6.13 6.14, 7.11, 7.13 or 7.14 shall not have been satisfied but all other conditions to Closing in Articles VI and VII shall have been satisfied (or are capable of being satisfied on such date if the Closing were to occur on such date), then either Remainco or RMT Partner may extend the End Date to February 14, 2022 by delivery of written notice of such extension to the other party, in which case the End Date shall be deemed for all purposes to be such later date; provided, however, that if, on such later date, any or all of the conditions to Closing set forth in Sections 6.11, 6.13, 6.14, 7.11, 7.13 or 7.14 shall not have been satisfied but all other conditions to Closing in Articles VI and 7 shall have been satisfied (or are capable of being satisfied on such date if the Closing were to occur on such later date), then either Remainco or RMT Partner may again extend the End Date to May 14, 2022 by delivery of written notice of such extension to the other party, in which case the End Date shall be deemed for all purposes to be such later date), and (ii) a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by the End Date is primarily attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time (it being understood that RMT Partner and Merger Sub, on the one hand, and Remainco and Spinco, on the other hand, shall each be considered a single party for purposes of this Section 8.1(b));

(c)           by either RMT Partner or Remainco if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other Contemplated Transactions or the performance of this Agreement or the other Transaction Documents; provided, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the failure to consummate the Merger by the End Date is primarily attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time (it being understood that RMT Partner and Merger Sub, on the one hand, and Remainco and Spinco, on the other hand, shall be considered a single party for purposes of this Section 8.1(c));

(d)           by either Remainco or RMT Partner if: (i) the RMT Partner Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and RMT Partner’s stockholders shall have taken a final vote on the issuance of shares of RMT Partner Common Stock pursuant to the Merger and (ii) the issuance of shares of RMT Partner Common Stock pursuant to the Merger shall not have been approved at the RMT Partner Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the applicable Required RMT Partner Stockholder Vote;

(e)           by Remainco (at any time prior to the approval of the issuance of shares of RMT Partner Common Stock pursuant to the Merger by the Required RMT Partner Stockholder Vote) if a RMT Partner Triggering Event shall have occurred;

(f)            by RMT Partner if: (i) any of Remainco’s or Spinco’s representations and warranties contained in this Agreement shall be inaccurate such that the conditions set forth in Section 6.1 would not then be satisfied or (ii) any of Remainco’s or Spinco’s covenants or obligations contained in this Agreement or the other Transaction Documents shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Remainco’s or Spinco’s representations and warranties (as of the date of this Agreement, or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by Remainco or Spinco is curable by Remainco or Spinco by the End Date and Remainco and Spinco are continuing to exercise their reasonable best efforts to cure such inaccuracy or breach, then RMT Partner may not terminate this Agreement under this Section 8.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured prior to the earlier of (x) the end of the thirty (30) day period commencing on the date that RMT Partner gives Remainco written notice of such inaccuracy or breach and (y) the date that is three (3) Business Days prior to the End Date;

(g)           by Remainco if: (i) any of RMT Partner’s or Merger Sub’s representations and warranties contained in this Agreement shall be inaccurate such that the conditions set forth in Section 7.1 would not then be satisfied or (ii) any of RMT Partner’s or Merger Sub’s covenants or obligations contained in this Agreement or the other Transaction Documents shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of RMT Partner’s or Merger Sub’s representations and warranties (as of the date of this Agreement or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by RMT Partner or Merger Sub is curable by RMT Partner or Merger Sub by the End Date and RMT Partner and Merger Sub are continuing to exercise their reasonable best efforts to cure such inaccuracy or breach, then Remainco may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured prior to the earlier of (x) the end of the thirty (30) day period commencing on the date that Remainco gives RMT Partner written notice of such inaccuracy or breach and (y) the date that is three (3) Business Days prior to the End Date;

(h)           by RMT Partner (at any time prior to the approval of the Contemplated Transactions by the Required Remainco Stockholder Vote) if a Remainco Triggering Event shall have occurred; or

(i)            by either Remainco or RMT Partner if: (i) the Remainco Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Remainco’s stockholders shall have taken a final vote on the approval of the Contemplated Transactions and (ii) the consummation of the Contemplated Transactions shall not have been approved at the Remainco Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the applicable Required Remainco Stockholder Vote.

8.2          Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that: (i) this Section 8.2, Section 8.3 and Article IX shall survive the termination of this Agreement and shall remain in full force and effect; (ii) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (iii) subject to Section 8.3(d) and Section 8.3(g), the termination of this Agreement shall not relieve any party from any liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

8.3          Fees and Expenses.

(a)          Except as set forth in Section 5.15, this Section 8.3 or otherwise in this Agreement, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that RMT Partner and Remainco shall share equally all (i) printing and mailing costs associated with the Spinco Registration Statement, the RMT Partner Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus and (ii) SEC filing fees relating to the Contemplated Transactions. For the avoidance of doubt, all fees and expenses incurred by the Spinco Companies in connection with this Agreement and the Contemplated Transactions (other than those incurred in respect of the Spinco Financing) shall be deemed to be Liabilities of Remainco.

(b)          In the event that:

(i)            this Agreement is terminated by Remainco pursuant to Section 8.1(e); or

(ii)           this Agreement is terminated by RMT Partner or Remainco pursuant to Section 8.1(d), and (A) after the date of this Agreement but before the RMT Partner Stockholders’ Meeting a bona fide Acquisition Proposal with respect to RMT Partner shall have been made or shall have been publicly announced to or shall have become publicly known by the shareholders of RMT Partner generally, and (B) within twelve (12) months after such termination RMT Partner shall have entered into a definitive agreement to consummate, or shall have consummated, any Acquisition Proposal; provided, for purposes of this Section 8.3(b)(ii), all references in the definition of Acquisition Proposal to 20% shall instead refer to 50%;

then RMT Partner shall pay to Remainco, in cash by wire transfer of same-day funds, (1) in the case of a fee payable pursuant to clause (b)(i), within three Business Days after termination of this Agreement; and (2) in the case of a fee payable pursuant to clause (b)(ii) above, upon the consummation of such Acquisition Proposal, a nonrefundable fee in the amount of $150,000,000 (the “RMT Partner Termination Fee”). Notwithstanding anything to the contrary contained herein, the rights of Remainco under this Section 8.3 are independent of and in addition to such rights and remedies Remainco may have under Section 9.5 or at law, in equity, in contract, in tort or otherwise for any misrepresentation, breach of warranty or failure to fulfill any agreement or covenant hereunder on the part of any party hereto. For the avoidance of doubt, Remainco may simultaneously pursue (i) a grant of specific performance pursuant to Section 9.5, (ii) its rights and remedies at law, in equity, in contract, in tort or otherwise, and (iii) payment of the RMT Partner Termination Fee pursuant to Section 8.3(b).

(c)          In the event that:

(i)            this Agreement is terminated by RMT Partner pursuant to Section 8.1(h); or

(ii)           this Agreement is terminated by RMT Partner or Remainco pursuant to Section 8.1(i), and (A) after the date of this Agreement but before the Remainco Stockholders’ Meeting a bona fide Acquisition Proposal with respect to Spinco or Remainco shall have been made or shall have been publicly announced to or shall have become publicly known by the stockholders of Remainco generally, and (B) within twelve (12) months after such termination Remainco shall have entered into a definitive agreement to consummate, or shall have consummated, any Acquisition Proposal; provided, for purposes of this Section 8.3(c)(ii), all references in the definition of Acquisition Proposal to 20% shall instead refer to 50%;

then Remainco shall pay to RMT Partner, in cash by wire transfer of same-day funds, (1) in the case of a fee payable pursuant to clause (c)(i), within three Business Days after termination of this Agreement; and (2) in the case of a fee payable pursuant to clause (c)(ii) above, upon the consummation of such Acquisition Proposal, a nonrefundable fee in the amount of $150,000,000 (the “Remainco Termination Fee”). Notwithstanding anything to the contrary contained herein, the rights of RMT Partner under this Section 8.3 are independent of and in addition to such rights and remedies RMT Partner may have under Section 9.5 or at law, in equity, in contract, in tort or otherwise for any misrepresentation, breach of warranty or failure to fulfill any agreement or covenant hereunder on the part of any party hereto. For the avoidance of doubt, RMT Partner may simultaneously pursue (i) a grant of specific performance pursuant to Section 9.5, (ii) its rights and remedies at law, in equity, in contract, in tort or otherwise, and (iii) payment of the Remainco Termination Fee pursuant to Section 8.3(c).

(d)          In the event that:

(i)            Remainco shall be entitled to receive the RMT Partner Termination Fee pursuant to this Section 8.3, such fee is not a penalty but shall be liquidated damages in a reasonable amount for any and all losses or damages suffered or incurred by Remainco in connection with the matter forming the basis for such termination. Notwithstanding any other provision of this Agreement to the contrary, the parties agree that if actually paid in full, the RMT Partner Termination Fee shall represent the sole and exclusive remedy of Remainco and its Affiliates in the circumstances in which it is payable and Remainco and its Affiliates shall not be entitled to bring or maintain any other claim, action or proceeding against RMT Partner or its Affiliates or any Financing Source, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against RMT Partner (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other representative of the RMT Partner Companies) or any Financing Source in connection with or arising out of the termination of this Agreement, any breach (whether such breach is intentional, unintentional, willful or otherwise) of or by RMT Partner or Merger Sub giving rise to such termination, the failure of the Merger and the other Contemplated Transactions to be consummated, the failure by RMT Partner or Merger Sub to perform under this Agreement or failure by RMT Partner or Merger Sub to perform any obligation under Legal Requirement (in each case, whether such failure is intentional, unintentional, willful or otherwise).

(ii)           RMT Partner shall be entitled to receive the Remainco Termination Fee pursuant to this Section 8.3, such fee is not a penalty but shall be liquidated damages in a reasonable amount for any and all losses or damages suffered or incurred by RMT Partner in connection with the matter forming the basis for such termination. Notwithstanding any other provision of this Agreement to the contrary, the parties agree that if actually paid in full, the Remainco Termination Fee shall represent the sole and exclusive remedy of RMT Partner and its Affiliates in the circumstances in which it is payable and RMT Partner and its Affiliates shall not be entitled to bring or maintain any other claim, action or proceeding against Remainco or its Affiliates or any Financing Source, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against Remainco (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other representative of the Remainco Companies) or any Financing Source in connection with or arising out of the termination of this Agreement, any breach (whether such breach is intentional, unintentional, willful or otherwise) of or by Remainco or Spinco giving rise to such termination, the failure of the Merger and the other Contemplated Transactions to be consummated, the failure by Remainco or Spinco to perform under this Agreement or failure by Remainco or Spinco to perform any obligation under Legal Requirement (in each case, whether such failure is intentional, unintentional, willful or otherwise).

(e)           If:

(i)            RMT Partner fails to pay when due any amount payable by RMT Partner under this Section 8.3, then: (i) RMT Partner shall reimburse Remainco for all costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Remainco of its rights under this Section 8.3 and (ii) RMT Partner shall pay to Remainco interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid through the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to the lower of: (A) 300 basis points over the “prime rate” (as published by the Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid or (B) the maximum rate permitted by applicable Legal Requirement.

(ii)           Remainco fails to pay when due any amount payable by Remainco under this Section 8.3, then: (i) Remainco shall reimburse RMT Partner for all costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by RMT Partner of its rights under this Section 8.3 and (ii) Remainco shall pay to RMT Partner interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid through the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to the lower of: (A) 300 basis points over the “prime rate” (as published by the Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid or (B) the maximum rate permitted by applicable Legal Requirement.

(f)            Notwithstanding anything to the contrary contained in this Agreement, (i) RMT Partner in no event shall be obligated to pay the RMT Partner Termination Fee more than once, regardless of the number of agreements and occurrences that would otherwise result in multiple payments thereof and (ii) Remainco in no event shall be obligated to pay the Remainco Termination Fee more than once, regardless of the number of agreements and occurrences that would otherwise result in multiple payments thereof.

(g)           Without limiting the rights of RMT Partner and Spinco under the RMT Partner Commitment Letter or Spinco Commitment Letter, or of RMT Partner, Spinco or any of their respective Subsidiaries under any RMT Partner Financing Agreement or Spinco Financing Agreements and notwithstanding anything to the contrary contained in this Agreement, Remainco agrees that none of (i) the RMT Partner Financing Sources or Spinco Financing Sources or (ii) any of the respective Affiliates of such Financing Sources or any of such Financing Sources’ or their respective Affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, agents, officers, directors, employees, accountants, advisors, or representatives or any of their respective successors or assigns (the Persons referred to in this clause (ii) being collectively referred to as the “Financing Source Related Parties”) shall have any liability or obligation to Remainco, its stockholders or its Affiliates (other than Spinco) relating to this Agreement or any of the transactions contemplated hereby (including the RMT Partner Financing and the Spinco Financing), whether at law, in equity, in contract, in tort or otherwise.

(h)           Without limiting the rights of Remainco under the Remainco Commitment Letter or of RMT Partner, Spinco, Remainco or any of their respective Subsidiaries under any Financing Agreements and notwithstanding anything to the contrary contained in this Agreement, each of RMT Partner and Spinco agrees that none of (i) the Remainco Financing Sources or (ii) any of the Remainco Financing Sources’ Financing Source Related Parties shall have any liability or obligation to RMT Partner, Spinco, their respective stockholders or their respective Affiliates (other than Remainco) relating to this Agreement or any of the transactions contemplated hereby (including the Remainco Financing), whether at law, in equity, in contract, in tort or otherwise.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.1          Amendment. This Agreement may be amended with the approval of the respective RMT Partner Board and Remainco Board at any time prior to the Effective Time (whether before or after obtaining the Required RMT Partner Stockholder Vote and/or the Required Remainco Stockholder Vote); provided, however, that, after obtaining any such approval, no amendment shall be made which by law or regulation of the New York Stock Exchange requires further approval of RMT Partner’s stockholders or Remainco’s stockholders, as applicable, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by an authorized representative of each of the parties hereto. Notwithstanding anything to the contrary contained in this Agreement, the second sentence of Section 8.3(d)(i), the second sentence of Section 8.3(d)(ii), Section 8.3(g), Section 8.3(g), Section 9.2(c), the last sentence of Section 9.5, the last sentence of Section 9.7 and this sentence (and the definitions related thereto and any other provision of this Agreement to the extent that an amendment, supplement or other modification of such provision would modify the substance of the foregoing specified provisions) may not be amended, supplemented or otherwise modified in any manner that is adverse in any material respect to any Financing Source or any of its Financing Source Related Parties without the prior written consent of such Financing Source.

9.2          Waiver.

(a)           No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that any party would otherwise have.

(b)           No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered by a duly authorized officer on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(c)           Notwithstanding anything to the contrary contained in this Agreement, the second sentence of Section 8.3(d)(i), the second sentence of Section 8.3(d)(ii), Section 8.3(g), Section 8.3(h), the last sentence of Section 9.1, the last sentence of Section 9.5, the last sentence of Section 9.7), and this sentence (and the definitions related thereto and any other provision of this Agreement to the extent that a waiver of such provision would modify the substance of the foregoing specified provisions) may not be waived in any manner that is adverse in any material respect to any Financing Source or any of its Financing Source Related Parties without the prior written consent of such Financing Source.

9.3          No Survival of Representations, Warranties and Agreements. The covenants and agreements that by their terms are to be performed following the Closing pursuant to this Agreement, the Separation Agreement or any other Transaction Document shall survive the Closing in accordance with their terms, and all other covenants and agreements herein and therein, including the covenants and agreements that by their terms are to be performed at or prior to the Closing, shall terminate and shall not survive the Closing. None of the representations and warranties contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Closing. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.

9.4          Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement, the Separation Agreement and the other Transaction Documents, including the schedules, exhibits and amendments hereto and the other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and shall supersede all prior negotiations, agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms (it being understood that no provision in the Confidentiality Agreement shall limit any party’s rights or remedies in the case of fraud). This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or electronic transmission shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, the other party shall re-execute original forms thereof and deliver them to the requesting party. No party shall raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine or other electronic means as a defense to the formation of a Contract and each such party forever waives any such defense.

9.5          Applicable Law; Jurisdiction; Specific Performance; Remedies. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Notwithstanding the foregoing, all matters relating to the fiduciary duties of the RMT Partner Board shall be governed and construed in accordance with the Legal Requirements of the State of Wisconsin without regard to the conflicts of Legal Requirement thereof that would require the application of the Legal Requirement of any other jurisdiction. In any action between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if under applicable Legal Requirement, the Court of Chancery does not have subject matter jurisdiction over such matter, in any federal court in the State of Delaware or, if under applicable Legal Requirement, neither such court has subject matter jurisdiction over such matter, in any other state court in the State of Delaware, and in each case any appellate court with jurisdiction therefrom (the “Chosen Courts”); (b) each of the parties irrevocably waives the right to trial by jury; and (c) each of the parties hereto irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any claim (i) that it is not personally subject to the jurisdiction of the Chosen Courts as described herein for any reason; (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; and (iii) that (x) the claim, action, suit or other proceeding in any such court is brought in an inconvenient forum; (y) the venue of such claim, action, suit or other proceeding is improper; or (z) this Agreement, the other Transaction Documents, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each of the parties hereto further agrees that, to the fullest extent permitted by applicable law, service of any process, summons, notice or document in accordance with the provisions of Section 9.8 will be effective service of process for any claim, action, suit or other proceeding in Chosen Courts with respect to any matters to which it has submitted to jurisdiction as set forth in this paragraph. The parties hereto hereby agree that a final judgment in any such claim, suit, action or other proceeding will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific performance and injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without the requirement for the posting of any bond, this being in addition to any other remedy to which they are entitled at law or in equity. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto agrees that: (i) it will not bring or support any legal proceeding against the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, including any dispute relating to any Financing, in any forum other than the United States federal court located in, or if that court does not have subject matter jurisdiction, in any New York state court located in, the Borough of Manhattan in the City of New York, New York; (ii) all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, including any claims or causes of action relating to any Financing, shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; (iii) it will not bring or permit any of its controlled Affiliates to bring or support anyone else in bringing any such legal action in any other court; and (iv) the provisions of this Section 9.5 relating to the waiver of jury trial shall apply to any legal proceeding described in clause (i) of this sentence.

 9.6          Disclosure Letters. The Remainco Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Article II. The RMT Partner Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Article III. For purposes of this Agreement: (a) each statement or other item of information set forth in the Remainco Disclosure Letter is intended only to qualify and limit the representations, warranties, covenants and agreements of Remainco and Spinco contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any such representations, warranties, covenants and agreements and (b) each statement or other item of information set forth in the RMT Partner Disclosure Letter is intended only to qualify and limit the representations, warranties, covenants and agreements of RMT Partner and Merger Sub contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any such representations, warranties, covenants and agreements. The Remainco Disclosure Letter and RMT Partner Disclosure Letter shall each be delivered as of the date hereof, and no amendments or modifications thereto shall be made without the prior written consent of Remainco and RMT Partner. Any purported update or modification to the Remainco Disclosure Letter or RMT Partner Disclosure Letter after the date hereof without the prior written consent of the other party shall be disregarded.

9.7          Assignability; No Third Party Rights. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any party without the prior written consent of the other parties shall be void and of no effect, except that Remainco or RMT Partner may assign all or any portion of its rights or obligations to any of its Financing Sources pursuant to the terms of the applicable Financing for purposes of creating a security interest herein or otherwise assigning as collateral security in respect of such Financing. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding anything in this Agreement to the contrary, the (i) Financing Sources shall be third-party beneficiaries of the second sentence of Section 8.3(d)(i), the second sentence of Section 8.3(d)(ii), Section 8.3(g), Section 8.3(h), the last sentence of Section 9.1, Section 9.2(c), the last sentence of Section 9.5 and this sentence and (ii) the D&O Indemnitees shall be third-party beneficiaries of Section 5.17 and this sentence.

9.8          Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the U.S. return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier (such as Federal Express), two Business Days after mailing; (c) if sent by facsimile transmission or e-mail before 5:00 p.m. Central Time, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission or e-mail after 5:00 p.m. Central Time and receipt is confirmed, on the following Business Day; or (e) if otherwise actually personally delivered, when delivered; provided that notices delivered pursuant to Section 8.1(b) for purposes of extending the End Date may be delivered on non-Business Days; provided further that such notices, requests, demands and other communications are delivered to the physical address, e-mail address or facsimile number set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to RMT Partner or Merger Sub:

Regal Beloit Corporation
200 State Street
Beloit, WI 53511
Attention: Thomas E. Valentyn, Vice President, General Counsel and Secretary
Email: [Redacted]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
Attention: Scott R. Williams and Christopher R. Hale
Fax: (312) 853-7036
Email: swilliams@sidley.com and chale@sidley.com

if to Remainco or Spinco:

Rexnord Corporation
511 W. Freshwater Way
Milwaukee, WI 53204
Attention: Patricia M. Whaley, Vice President, General Counsel & Secretary
Email: [Redacted]

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
Attention: R. Alec Dawson and Andrew L. Milano
Phone: (212) 309-7092 and (212) 309-6252
Fax: (212) 309-6001
Email: alec.dawson@morganlewis.com and andrew.milano@morganlewis.com

and

Richards, Layton & Finger, P.A.
920 North King Street
P.O. Box 551
Wilmington, DE 19801
Attention: Mark Gentile and Stephanie Norman
Phone: (302) 651-7722 and (302) 651-7756
Email: gentile@rlf.com and norman@rlf.com

9.9          Cooperation. Following the Closing, RMT Partner and Merger Sub, on the one hand, and Remainco and Spinco, on the other hand, agree to cooperate fully with Remainco and Spinco and RMT Partner and Merger Sub, respectively, and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other parties to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

9.10        Severability. Any term or provision of this Agreement (or part thereof) that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision (or part thereof) in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement (or part thereof) is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision (or part thereof), to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision (or part thereof), and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision (or part thereof) with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11        No Presumption Against Drafting Party. Each of Remainco, Spinco, RMT Partner and Merger Sub acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the Contemplated Transactions. Accordingly, any rule that would require interpretation of any claimed ambiguities in this Agreement or any of the other Transaction Documents against the drafting party has no application and is expressly waived.

9.12        Construction.

(a)           For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)           The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)           As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)           As used in this Agreement, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e)           As used in this Agreement, the word “will” shall be deemed to have the same meaning and effect as the word “shall.”

(f)            As used in this Agreement, the terms “or,” “any” or “either” are not exclusive.

(g)           Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(h)           The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i)            Any payment to be made pursuant hereto shall be made in U.S. dollars and by wire transfer of immediately available funds.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

REGAL BELOIT CORPORATION

By:	/s/ Louis V. Pinkham
Name:	Louis V. Pinkham
Title:	Chief Executive Officer

PHOENIX 2021, INC.

By:	/s/ Louis V. Pinkham
Name:	Louis V. Pinkham
Title:	President

REXNORD CORPORATION

By:	/s/ Todd A. Adams
Name:	Todd A. Adams
Title:	President and Chief Executive Officer

LAND NEWCO, INC.

By:	/s/ Todd A. Adams
Name:	Todd A. Adams
Title:	President

 [Signature page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” shall mean an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by RMT Partner to Remainco or Spinco or by Remainco to RMT Partner) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal made or submitted by RMT Partner to Remainco or Spinco or by Remainco to RMT Partner) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” with respect to an Entity shall mean any transaction or series of transactions (other than the Contemplated Transactions) involving, directly or indirectly: (a) any merger, exchange, consolidation, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction: (i) in which such Entity is a constituent corporation and which would result in a third party, or the stockholders of that third party, beneficially owning 20% or more of any class of equity or voting securities of such Entity or the Entity resulting from such transaction or the parent of such Entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of such Entity; or (iii) in which such Entity issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Entity; (b) any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets of such Entity or its Subsidiaries that constitute or account for 20% or more of the consolidated net revenues, or consolidated net income for the 12 full months immediately prior to the receipt of the related Acquisition Proposal or 20% or more of the fair market value of the consolidated assets of such Entity and its Subsidiaries, taken as a whole; (c) any issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of such Entity; or (d) any liquidation or dissolution of such Entity.

An “Affiliate” of any Person shall mean any other Person, that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person, and, for the purposes of this definition only, “control” (including the terms “controlling,” “controlled by” and “under common control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of a Person whether through the ownership of securities, by contract or agency or otherwise.

A “Business Day” shall mean any day other than (i) a Saturday or a Sunday or (ii) a day on which commercial banking institutions are authorized or required by applicable Legal Requirement to be closed in the State of Wisconsin.

Exhibit A - 1

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, and any similar state or local Legal Requirement.

“Code” shall have the meaning set forth in the Tax Matters Agreement.

“Collective Bargaining Agreement” shall mean any collective bargaining agreements, Contracts, memoranda of understanding, side letter agreements, works council and any other staff representation agreement, or similar agreements and understandings with any labor organization, labor union, works council, employee association or other employee representative.

“Commitment Letters” shall mean the RMT Partner Commitment Letter, the Remainco Commitment Letter and the Spinco Commitment Letter.

“Competition Laws” shall mean applicable supranational, national, federal, state, provincial or local Legal Requirement designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the Merger and the other transactions contemplated by this Agreement.

 “Confidentiality Agreement” shall mean that certain Confidentiality Agreement dated as of October 27, 2020, between Remainco and RMT Partner.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” shall mean the Merger, the Spinco Contribution, the Internal Restructuring, the RMT Partner Special Dividend, the Cash Payment, the Distributions and the other transactions contemplated by the Transaction Documents; provided, however, where such term is used in connection with the approval of the Contemplated Transactions by Remainco’s stockholders such term shall be deemed to refer to the Contemplated Transactions to be submitted to a vote of Remainco’s stockholders in the Joint Proxy Statement/Prospectus.

“Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Data Breach” shall mean any unauthorized Processing of Spinco Company Data or Spinco IT Systems, or RMT Partner Company Data or RMT Partner IT Systems, as applicable, or any other data security incident requiring notification to any Person or Governmental Body under Spinco Privacy Requirements or RMT Partner Privacy Requirements, as applicable.

“Derivative” shall mean: (i) any derivative work (as defined in Section 101 of the U.S. Copyright Act) of any copyrighted work and (ii) any improvement, modification, alteration, adaptation, enhancement or new version of any technology.

“DGCL” shall mean the Delaware General Corporation Law.

“Distribution Date” shall have the meaning set forth in the Separation Agreement.

Exhibit A - 2

“Distributions” shall have the meaning set forth in the Separation Agreement.

“DOL” shall mean the U.S. Department of Labor.

“Employee Matters Agreement” shall mean the Employee Matters Agreement, dated as of the date hereof, by and among Remainco, Spinco and RMT Partner and attached to the Separation Agreement.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, deed of trust, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Laws” shall mean any applicable Legal Requirement relating to pollution or the protection of the environment, natural resources or human health and safety (in respect of exposure to Hazardous Materials), including any Legal Requirement relating to the use, treatment, storage, transportation, handling, manufacturing, processing, disposal, Release or threatened Release of, or exposure to, Hazardous Materials.

“Environmental Liabilities” shall mean any claims, demands, liabilities or obligations under or pursuant to Environmental Law, whether contingent or fixed, actual or potential, including any claims, demands, liabilities or obligations arising out of or based on the presence, Release or threatened Release of, or exposure to, any Hazardous Materials at any location or any actual or alleged violation of or non-compliance with any Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities and Exchange Act of 1934, as amended.

“Existing Remainco Credit Agreement” shall mean the Third Amended and Restated First Lien Credit Agreement, dated as of August 21, 2013, among, inter alios, RBS Global, Inc., Rexnord LLC, the lenders party thereto from time to time and Credit Suisse AG, as administrative agent, as amended, restated, amended and restated supplemented or otherwise modified from time to time.

“Existing Remainco Indenture” shall mean that certain Indenture, dated as of December 7, 2017, among, inter alios, RBS Global, Inc., Rexnord LLC, the guarantors party thereto from time to time, and Wells Fargo Bank, National Association, as trustee.

Exhibit A - 3

“Existing Remainco Securitization Facility” shall mean (a) that certain Amended and Restated Receivables Sale and Servicing Agreement, dated as of September 25, 2020, by and among Rexnord Industries, LLC, Rexnord Funding LLC and the other parties thereto, as amended, restated, amended and restated supplemented or otherwise modified from time to time and (b) that certain Receivables Funding and Administration Agreement, dated as of September 25, 2020, by and among Rexnord Funding LLC, Mizuho Bank, Ltd. and the other parties thereto, as amended, restated, amended and restated supplemented or otherwise modified from time to time.

“Export Control Laws” shall mean (a) U.S. export and anti-boycott laws, and regulations implemented thereunder, including the Arms Export Control Act of 1976 (22 U.S. Code Ch. 39), the Export Administration Act of 1979 (50 U.S. Code §§ 2401 et. seq.), the Export Administration Regulations (15 C.F.R. Part 730 et. seq.), the Export Control Reform Act of 2018 (50 U.S. Code §§ 4801-4852), the International Traffic in Arms Regulations (22 C.F.R. Part 120), et. seq.) and (b) export control programs and regulations administered by the United Nations Security Council, the European Union and its Member States, the United Kingdom and relevant Governmental Bodies in other applicable jurisdictions.

“FDI Laws” shall mean applicable supranational, national, federal, state, provincial or local Legal Requirement designed or intended to prohibit, restrict or regulate investment made by any Person into business interests located in a foreign country.

“Financings” means collectively the RMT Partner Financing, the Remainco Financing and the Spinco Financing

“Financing Sources” means the RMT Partner Financing Sources, the Remainco Financing Sources and the Spinco Financing Sources.

“First Distribution” shall have the meaning set forth in the Separation Agreement.

“Former Spinco Employee” means “Spinco Former Employee,” as such term is defined in the Employee Matters Agreement.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Government Bid” shall mean any offer to sell made by the Spinco Companies or the RMT Partner Companies, as applicable, prior to the Closing Date which, if accepted, would result in a Government Contract and for which an award has not been made thirty (30) days or more prior to the date of this Agreement.

“Government Contract” shall mean any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, grant, cooperative agreement or other similar arrangement of any kind, between the Spinco Companies or the RMT Partner Companies, as applicable, on one hand, and (i) any Governmental Body; (ii) any prime contractor of a Governmental Body in its capacity as a prime contractor; or (iii) any subcontractor at any tier with respect to a contract with a Governmental Body if such subcontractor is acting in its capacity as a subcontractor, on the other hand.

Exhibit A - 4

“Governmental Approvals” shall have the meaning set forth in the Separation Agreement.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) self-regulatory organization (including the New York Stock Exchange).

“Hazardous Materials” shall mean any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, per- and polyfluoroalkyl substances, hazardous or toxic substances and any other chemical, material, substance or waste that is regulated or may form the basis of liability under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Import Laws” shall mean all Legal Requirement related to the import of merchandise and duties applied upon the import of merchandise, such as antidumping and countervailing duties, as well as related special programs administered by relevant customs and tax authorities, such as maquiladora programs, implemented and administered by U.S. Customs and Border Protection and the U.S. Department of Commerce, and similar relevant Governmental Bodies in other applicable jurisdictions.

“Indebtedness” shall have the meaning set forth in the Separation Agreement; provided, however, for purposes of this Agreement Indebtedness shall not include any Indebtedness solely between one or more Spinco Companies.

“Information” shall mean information in written, oral, electronic or other tangible or intangible form, stored in any medium, including studies, reports, records, books, Contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data, but in any case excluding back-up tapes.

“Intellectual Property Matters Agreement” shall mean the Intellectual Property Matters Agreement among Remainco, Spinco and RMT Partner, dated as of the date hereof and attached to the Separation Agreement.

Exhibit A - 5

“Intellectual Property Rights” shall have the meaning of “Intellectual Property” set forth in the Separation Agreement.

“Internal Restructuring” shall have the meaning set forth in the Separation Agreement.

“IRS” shall have the meaning set forth in the Tax Matters Agreement.

“Joint Proxy Statement/Prospectus” shall mean the proxy statement/prospectus to be sent to (i) RMT Partner’s stockholders in connection with the RMT Partner Stockholders’ Meeting and (ii) Remainco’s stockholders in connection with the Remainco Stockholders’ Meeting.

“Knowledge of Remainco” or a similar phrase shall mean the actual knowledge of the Persons set forth on Schedule A.

“Knowledge of RMT Partner” or a similar phrase shall mean the actual knowledge of the Persons set forth on Schedule B.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, local, municipal, agency, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, Order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange).

“Lenders” shall mean the Remainco Financing Lenders, Spinco Financing Lenders and the RMT Partner Financing Lenders.

“Liabilities” shall have the meaning set forth in the Separation Agreement.

“Made Available” or “Make Available” shall mean that: (a) with respect to any information, document or other material to which Remainco has given RMT Partner or its Representatives access: either (x) (i) such information, document or material was made available by Remainco for review by RMT Partner or RMT Partner’s Representatives at least twenty-four (24) hours prior to the execution of this Agreement in the virtual data room maintained by Remainco on the data site from Intralinks, Inc. in connection with the Contemplated Transactions (it being understood that a document that was only made available for review in the virtual data room in the twenty-four (24) hours prior to the execution of this Agreement shall only be deemed to have been made available if Remainco shall have promptly notified RMT Partner or its outside legal counsel that such document was uploaded into the virtual data room) and (ii) RMT Partner or RMT Partner’s Representatives had access to such information, document or material throughout such period of time or (y) that such information was filed by Remainco with the SEC prior to the date of this Agreement and was, as of the date of this Agreement, publicly available on the SEC’s EDGAR database and (b) with respect to any information, document or other material to which RMT Partner has given Remainco or its Representatives access: either (x) (i) such information, document or material was made available by RMT Partner for review by Remainco or Remainco’s Representatives at least twenty-four (24) hours prior to the execution of this Agreement in the virtual data room maintained by RMT Partner on the data site from Intralinks, Inc. in connection with the Contemplated Transactions (it being understood that a document that was only made available for review in the virtual data room in the twenty-four (24) hours prior to the execution of this Agreement shall only be deemed to have been made available if RMT Partner shall have promptly notified Remainco or its outside legal counsel that such document was uploaded into the virtual data room) and (ii) Remainco and Remainco’s Representatives had access to such information, document or material throughout such period of time or (y) that such information was filed by RMT Partner, with the SEC prior to the date of this Agreement and was, as of the date of this Agreement, publicly available on the SEC’s EDGAR database. As used in this definition of “Made Available,” the term “file” and variations thereof shall be construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff.

Exhibit A - 6

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “ransomware,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (a) disrupting, disabling, harming, interfering with or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (b) damaging or destroying any data or file without the user’s consent.

“Open Source Code” shall mean any software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

“Order” shall mean any order, writ, injunction, judgment or decree of a Governmental Body of competent jurisdiction.

“Organizational Documents” shall mean (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d), as may be in effect from time to time.

“Owned Spinco IP” shall mean all Spinco IP that is owned or purported to owned by Spinco or any of its Subsidiaries.

Exhibit A - 7

“Owned Real Property” shall mean all Spinco, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto that is owned.

“Permitted Encumbrances” shall mean (i) any lien for current taxes not yet due and payable as of the Closing Date or that are being contested in good faith and for which appropriate reserves have been established to the extent required by GAAP; (ii) zoning, building codes and other Spinco use Legal Requirement regulating the use or occupancy of any real property or the activities currently conducted thereon that are imposed by any Governmental Body that do not or would not materially impair the use or occupancy of such real property in the operation of the business as currently conducted thereon; (iii) easements, covenants, conditions, restrictions and other similar matters affecting title to any real property that do not or would not materially impair the use or occupancy of such real property in the operation of the business as currently conducted thereon; (iv) licenses granted in the ordinary course of business; (v) solely with respect to the Spinco Companies, liens described in Section 2.6(a) of the Remainco Disclosure Letter, and solely with respect to the RMT Partner Companies, liens described in Section 3.6 of the RMT Partner Disclosure Letter; and (vi) Encumbrances that affect the underlying fee interest of any leased real property.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Data” shall mean information relating to or reasonably capable of being associated with an identified or identifiable person, device, or household, including: (a) a natural person’s name, street address or specific geolocation information, date of birth, telephone number, email address, online contact information, photograph, biometric data, Social Security number, driver’s license number, passport number, tax identification number, any government-issued identification number, financial account number, credit card number, any information that would permit access to a financial account, a user name and password that would permit access to an online account, health information, insurance account information, any persistent identifier such as customer number held in a cookie, an Internet Protocol address, a processor or device serial number, or a unique device identifier; (b) “personal data,” “personal information,” “protected health information,” “nonpublic personal information” or other similar terms as defined by Spinco Privacy Requirements or RMT Partner Privacy Requirements, as applicable; or (c) any other information that allows the identification of a natural person.

“Processing”, “Process” or “Processed” shall mean any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, destruction, transfer, modification or any other processing (as defined by Spinco Privacy Requirements or RMT Partner Privacy Requirements, as applicable) of such Spinco Company Data or Spinco IT Systems, or RMT Partner Company Data or RMT Partner IT Systems, as applicable.

“Proprietary Spinco Product” shall have the meaning set forth in the definition of “Spinco Products.”

Exhibit A - 8

“Qualified Spinco Common Stock” means Spinco Common Stock that was not acquired directly or indirectly pursuant to the plan (or series of related transactions) which includes the Distributions (within the meaning of Section 355(e) of the Code); provided, however, that for the avoidance of doubt, Spinco Common Stock actually acquired in the Distributions shall be Qualified Spinco Common Stock unless acquired with respect to or in exchange for Remainco Common Stock that was acquired as part of such a plan (or series of related transactions) which includes the Distributions (within the meaning of Section 355(e) of the Code).

 “Real Estate Matters Agreement” shall mean the Real Estate Matters Agreement between Remainco, Spinco and RMT Partner, dated as of the date hereof and attached to the Separation Agreement.

“Registered IP” shall mean all Intellectual Property Rights that are registered, filed or issued with, by or under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, internet domain names and registered trademarks and all applications for any of the foregoing.

“Release” shall mean any release, spill, emission, leaking, pumping, pouring, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Materials into or through the indoor or outdoor environment or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, or groundwater.

“Remainco Affiliate” shall mean any trade or business (whether or not incorporated) that would be treated together with any of the Spinco Companies as a “single employer” within the meaning of Section 4001 of ERISA or Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Remainco Benefit Plan” shall mean (i) each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan) and (ii) each other employment, individual consulting, compensation, bonus, commission, incentive, severance or redundancy, termination pay, retention, transaction bonus, change in control, Tax gross-up, relocation, repatriation, expatriation, deferred compensation, profit-sharing, stock option, phantom stock option, restricted stock, stock unit, stock appreciation right or other stock-related award, health or welfare benefit, death benefit, disability benefit, perquisite, fringe benefit, sick pay, paid time off, vacation pay, leave of absence or retirement benefit plan, program, policy, practice or Contract, in each case whether or not in writing and whether or not funded, that either (a) is maintained or contributed to, or required to be maintained or contributed to, by Remainco or any of its Subsidiaries or with respect to which Remainco or any of its Subsidiaries is a party, in each case, for the benefit of any Spinco Employee or Former Spinco Employee or (b) with respect to which any of the Spinco Companies has or may incur or become subject to any liability or obligation; provided, however, that in no event shall any Remainco Governmental Plan be considered to be a Remainco Benefit Plan.

“Remainco Commitment Letter” shall mean an executed commitment letter, including (a) all exhibits, schedules, annexes, joinders and amendments to such letter in effect as of the date of this Agreement; and (b) any associated fee letter in customarily redacted form, in each case, by and between Remainco (or any Subsidiary thereof (other than the Spinco Companies), if applicable) and the financing sources party thereto (together with all additional lenders and financing sources joined to the Remainco Commitment Letter, the “Remainco Financing Lenders”), pursuant to which, among other things, the Remainco Financing Lenders have committed to provide Remainco with financing in the amount set forth therein (the “Remainco Financing”) for purposes of repaying the Remainco Debt Facilities.

Exhibit A - 9

“Remainco Common Stock” shall mean the common stock, $0.01 par value per share, of Remainco.

“Remainco Companies” shall mean Remainco and each of its Subsidiaries.

“Remainco Debt Facilities” shall mean the Existing Remainco Credit Agreement, the Existing Remainco Securitization Facility and the Existing Remainco Indenture.

“Remainco Disclosure Letter” shall mean the Remainco Disclosure Letter that has been prepared by Remainco in accordance with the requirements of Section 9.6 of this Agreement and that has been delivered by Remainco to RMT Partner concurrently with the execution of this Agreement.

“Remainco Equity Award” shall mean any outstanding Remainco Option, Remainco Phantom Option, Remainco RSU or Remainco PSU, or any other outstanding stock option, restricted stock, restricted stock unit or other equity award with respect to the equity interests of Remainco or any Remainco Affiliate.

“Remainco Equity Plan” shall mean (i) the 2006 Stock Option Plan of Remainco, (ii) the Remainco 2012 Performance Incentive Plan, (iii) the Remainco Performance Incentive Plan, as amended and restated effective May 18, 2016, and (iv) the Remainco Performance Incentive Plan, as amended and restated on July 25, 2019.

“Remainco Financing Lenders” shall have the meaning set forth in the definition of “Remainco Commitment Letter.”

“Remainco Financing Sources” means the Persons, including the Lenders, that have committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement with Remainco or any of its Affiliates in connection with, or that are otherwise acting as arrangers, bookrunners, underwriters, initial purchasers, placement agents, administrative or collateral agents, trustees or similar representatives in respect of, all or any part of the Remainco Financing.

“Remainco Governmental Plan” shall mean any governmental or statutory plan, program or arrangement (including, without limitation, statutory severance, minimum wage and workers’ compensation requirements), as to which Remainco or any Remainco Affiliate contributes, has an obligation to contribute, or otherwise has any liability for the benefit of any Spinco Employee.

“Remainco Options” shall mean each option to purchase shares of Remainco Common Stock from Remainco, whether granted by Remainco pursuant to a Remainco Equity Plan, assumed by Remainco in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested.

Exhibit A - 10

“Remainco Phantom Option” shall mean an award designated as a “phantom stock option” under any of the Remainco Equity Plans before the Separation Effective Time (as such term is defined in the Separation Agreement).

“Remainco PSU” shall mean each performance stock unit representing the right to vest in and be issued shares of Remainco Common Stock, whether granted by Remainco pursuant to a Remainco Equity Plan, assumed by Remainco in connection with any merger, acquisition or similar transaction or otherwise issued or granted, and which vests based in whole or in part on the achievement of specified performance objectives.

“Remainco RSU” shall mean each restricted stock unit representing the right to vest in and be issued shares of Remainco Common Stock by Remainco, whether granted by Remainco pursuant to a Remainco Equity Plan, assumed by Remainco in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested (which, for the avoidance of doubt, excludes any Remainco PSUs).

“Remainco SEC Documents” shall mean all registration statements, proxy statements, Remainco certifications and other statements, reports, schedules, forms and other documents filed by Remainco with the SEC, including all amendments thereto, since January 1, 2019.

“Remainco Superior Proposal” shall mean an unsolicited bona fide written offer by a third party to purchase at least a majority of the outstanding shares of Remainco Common Stock or at least a majority of the assets of Remainco (whether through a tender offer, merger or otherwise), that is determined by the Remainco Board, in its good faith judgment, after consulting with its financial advisor and outside legal counsel, and after taking into account such factors that the Remainco Board determines to be relevant, including the terms and conditions of the offer, including the likelihood and anticipated timing of consummation and other relevant information, (i) to be more favorable, from a financial point of view, to Remainco’s stockholders than the Contemplated Transactions and (ii) to be reasonably likely to be completed, taking into account such factors that the Remainco Board determines to be relevant, including any financing and approval requirements and other financial, legal, regulatory and other aspects of such proposal that the Remainco Board determines to be relevant, including whether financing, if a cash transaction (in whole or part), is then fully committed.

A “Remainco Triggering Event” shall be deemed to have occurred if (a) the Remainco Board shall have effected a Remainco Change in Recommendation; (b) the Remainco Board shall have adopted, approved, endorsed, declared advisable or recommended to Remainco’s stockholders an Acquisition Proposal other than the Contemplated Transactions; (c) the Remainco Board shall have failed to publicly reaffirm its recommendation of this Agreement within five (5) Business Days following receipt of a written request by RMT Partner to provide such reaffirmation after an Acquisition Proposal shall have been publicly disclosed or shall have become publicly known (provided that RMT Partner may only make such request once with respect to any Acquisition Proposal and once with respect to each material amendment to any Acquisition Proposal; (d) Remainco shall have failed to include in the Joint Proxy Statement/Prospectus the Remainco Board Recommendation or included in the Joint Proxy Statement/Prospectus any proposal to vote upon or consider any Acquisition Proposal other than the Contemplated Transactions; (e) Remainco or any of its Subsidiaries shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Transaction; or (f) the Remainco Board shall have failed to recommend against a competing tender offer or exchange offer for twenty percent (20%) or more of the outstanding capital stock of Remainco within ten (10) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders).

Exhibit A - 11

“Representatives” shall mean with respect to an Entity, the directors, officers, other employees, agents, attorneys, accountants, investment bankers, other advisors and representatives of such Entity.

“RMT Partner Affiliate” shall mean any trade or business (whether or not incorporated) that would be treated together with any of the RMT Partner Companies as a “single employer” within the meaning of Section 4001 of ERISA or Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“RMT Partner Asbestos Liability” means any liability or obligation related to asbestos or silica-containing products actually or allegedly manufactured, marketed, distributed or sold by RMT Partner, any of its Subsidiaries (including the RMT Partner Companies) or the RMT Partner Business or any of their respective predecessors prior to the Closing and arising out of asbestos or silica actually or allegedly contained in such products.

“RMT Partner Associate” shall mean any current or former officer, employee, independent contractor, consultant or director, of or to any of the RMT Partner Companies or of or to any RMT Partner Affiliate.

“RMT Partner Benefit Plan” shall mean (i) each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan) and (ii) each other employment, individual consulting, compensation, bonus, commission, incentive, severance or redundancy, termination pay, retention, transaction bonus, change in control, Tax gross-up, relocation, repatriation, expatriation, deferred compensation, profit-sharing, stock option, phantom stock option, restricted stock, stock unit, stock appreciation right or other stock-related award, health or welfare benefit, death benefit, disability benefit, perquisite, fringe benefit, sick pay, paid time off, vacation pay, leave of absence or retirement benefit plan, program, policy, practice or Contract, in each case whether or not in writing and whether or not funded, that either (a) is maintained or contributed to, or required to be maintained or contributed to, by any of the RMT Partner Companies, or with respect to which any of the RMT Partner Companies is a party, in each case, for the benefit of any current or former RMT Partner Employee or (b) with respect to which any of the RMT Partner Companies has or may incur or become subject to any liability or obligation; provided, however, that in no event shall any RMT Partner Governmental Plan be considered to be a RMT Partner Benefit Plan.

“RMT Partner Board” shall mean RMT Partner’s board of directors.

“RMT Partner Business” shall mean the business of RMT Partner and/or any of the RMT Partner Companies, taken as a whole.

Exhibit A - 12

“RMT Partner Commitment Letter” shall mean an executed commitment letter, including (A) the term sheet and any other exhibits, schedules, annexes, joinders and amendments to such agreements in effect as of the date of this Agreement; and (B) any associated fee letter in redacted form (which may be redacted solely with respect to amounts, percentages and basis points of compensation and other similar economics set forth therein, the pricing and other terms of the “flex” provisions set forth therein, none of which redactions individually or in the aggregate would reduce the amount of the RMT Partner Financing (other than a decrease to the available amount of funding resulting from the implementation of original issue discount or additional funding fees pursuant to the market flex provisions) or adversely affect the availability of the RMT Partner Financing or delay or prevent the Closing or make the funding of the RMT Partner Financing by the financing sources party thereto (together with all additional lenders and financing sources joined to the RMT Partner Commitment Letter, the “RMT Partner Financing Lenders”) less likely to occur), pursuant to which, among other things, the RMT Partner Financing Lenders have committed to provide RMT Partner with financing in the amount set forth therein (together with any Permitted Alternative Financing thereof, the “RMT Partner Financing”) for purposes of funding the RMT Partner Special Dividend.

“RMT Partner Common Stock” shall mean the common stock, $0.01 par value per share, of RMT Partner.

“RMT Partner Companies” shall mean RMT Partner and each of its Subsidiaries, including Merger Sub.

“RMT Partner Company Data” shall mean all confidential data, information and data compilations contained in the RMT Partner IT Systems or any databases of the RMT Partner Companies, including Personal Data, that are used by, or necessary to the RMT Partner Companies.

“RMT Partner Company Privacy Policies” shall mean any (a) internal or external past or present data protection, data usage, data privacy and security policies of the RMT Partner Companies, (b) public statements, representations, obligations, promises, commitments relating to privacy, security or the Processing of Personal Data and (c) policies and obligations applicable to the RMT Partner Companies as a result of any certification relating to privacy, security or the Processing of Personal Data.

“RMT Partner Contract” shall mean any Contract: (a) to which any of the RMT Partner Companies is a party; (b) by which any of the RMT Partner Companies or any RMT Partner IP or any other asset of any of the RMT Partner Companies is or may become bound or under which any of the RMT Partner Companies has, or may become subject to, any obligation; or (c) under which any of the RMT Partner Companies has or may acquire any right or interest.

“RMT Partner Credit Agreement” shall mean the Amended and Restated Credit Agreement, dated as of August 27, 2018, among RMT Partner and certain of its Subsidiaries, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent, as amended.

“RMT Partner Data Processor” shall mean a natural or legal Person, public authority, agency or other body that Processes Personal Data on behalf of, at the direction of, or while providing services to, the RMT Partner Companies.

Exhibit A - 13

“RMT Partner Disclosure Letter” shall mean the RMT Partner Disclosure Letter that has been prepared by RMT Partner in accordance with the requirements of Section 9.6 of this Agreement and that has been delivered by RMT Partner to Remainco concurrently with the execution of this Agreement.

“RMT Partner Employee” shall mean any director, officer or employee of any of the RMT Partner Companies.

“RMT Partner Equity Award” shall mean any outstanding RMT Partner SAR, RMT Partner RSA, RMT Partner RSU or RMT Partner PSA, or any other outstanding stock option, restricted stock, restricted stock unit, share appreciation right or other equity award with respect to the equity interests of RMT Partner or any RMT Partner Affiliate.

“RMT Partner Equity Plans” shall mean, collectively, RMT Partner’s 2007 Equity Incentive Plan, 2013 Equity Incentive Plan and 2018 Equity Incentive Plan.

“RMT Partner Existing Indebtedness” shall mean (i) the RMT Partner Credit Agreement and (ii) that certain Note Purchase Agreement, dated as of July 14, 2011, among RMT Partner and the purchasers party thereto, as amended.

“RMT Partner Financing” shall have the meaning set forth in the definition of “RMT Partner Commitment Letter.”

“RMT Partner Financing Lenders” shall have the meaning set forth in the definition of “RMT Partner Commitment Letter.”

“RMT Partner Financing Sources” means the Persons, including the Lenders, that have committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement with RMT Partner or any of its Affiliates in connection with, or that are otherwise acting as arrangers, bookrunners, underwriters, initial purchasers, placement agents, administrative or collateral agents, trustees or similar representatives in respect of, all or any part of the RMT Partner Financing.

“RMT Partner Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by RMT Partner in connection with the issuance of RMT Partner Common Stock pursuant to the Merger, as said registration statement may be amended prior to the time it becomes effective under the Securities Act.

“RMT Partner Governmental Plan” shall mean any governmental or statutory plan, program or arrangement (including, without limitation, statutory severance, minimum wage and workers’ compensation requirements), as to which RMT Partner or any RMT Partner Affiliate contributes, has an obligation to contribute, or otherwise has any liability for the benefit of any RMT Partner Associate.

Exhibit A - 14

“RMT Partner Information Security Program” shall mean a written information security program that complies with RMT Partner Privacy Requirements, that when appropriately implemented and maintained would constitute reasonable security procedures and practices appropriate to the nature of Personal Data, and that is at least as stringent as one or more relevant industry standards and that includes: (a) policies and procedures regarding Personal Data and the Processing thereof; (b) administrative, technical and physical safeguards to protect the security, confidentiality and integrity of any Personal Data owned, controlled, maintained, held or Processed by the RMT Partner Companies or any third party operating on behalf of or at the direction of the RMT Partner Companies; (c) disaster recovery, business continuity, incident response and security plans, procedures and facilities; and (d) protections against Data Breaches, Malicious Code and against loss, misuse or unauthorized access to and Processing of RMT Partner Company Data, RMT Partner IT Systems and the systems of any RMT Partner Data Processor.

“RMT Partner Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of RMT Partner and its consolidated Subsidiaries as of September 30, 2020.

“RMT Partner IP” shall mean all Intellectual Property Rights with respect to which any of the RMT Partner Companies has (or purports to have) an ownership interest.

“RMT Partner IT Systems” shall mean the hardware, software, firmware, middleware, equipment, electronics, platforms, servers, workstations, routers, hubs, switches, interfaces, data, databases, data communication lines, network and telecommunications equipment, websites and internet-related information technology infrastructure, wide area network and other data communications or information technology equipment, owned or leased by, licensed to, or Processed in the conduct of, the RMT Partner Business.

“RMT Partner Material Adverse Effect” shall mean any Effect that, considered together with all other Effects, (a) is or would reasonably be expected to be or to become materially adverse to, or has had or would reasonably be expected to have or result in a material adverse effect on the business, assets, liabilities, financial condition, results of operations or cash flows of RMT Partner and its Subsidiaries taken as a whole; provided, however, that in no event shall any Effects to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following be deemed to constitute, or be taken into account in determining whether there has occurred, a RMT Partner Material Adverse Effect: (i) conditions generally affecting the industry in which RMT Partner competes or the U.S. or global economy as a whole, to the extent that such conditions (including any changes arising out of acts of terrorism, war, weather conditions, pandemics (including SARS-CoV-2 or COVID-19 ) or other force majeure events) do not have a disproportionate impact on the RMT Partner Companies taken as a whole, relative to other companies in the industry in which the RMT Partner Companies operates; (ii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on RMT Partner Companies taken as a whole, relative to other companies in the industry in which the RMT Partner Companies operate; (iii) changes in the trading price or trading volume of RMT Partner Common Stock; (iv) any obligation arising under Section 5.4(d) (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (v), (vi), (vii) or (viii) of this sentence, any Effect giving rise to or contributing to such changes in the trading price or trading volume of RMT Partner Common Stock may give rise to a RMT Partner Material Adverse Effect and may be taken into account in determining whether a RMT Partner Material Adverse Effect has occurred); (v) changes in GAAP (or any interpretations of GAAP) or Legal Requirement applicable to RMT Partner or any of its Subsidiaries, to the extent that such conditions do not have a disproportionate impact on RMT Partner Companies taken as a whole, relative to other companies in the industry in which the RMT Partner Companies operate; (vi) the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (iii), (v), (vii) or (viii) of this sentence, any Effect giving rise to or contributing to any such failure may give rise to a RMT Partner Material Adverse Effect and may be taken into account in determining whether a RMT Partner Material Adverse Effect has occurred); (vii) any stockholder or derivative litigation arising from or relating to this Agreement or the Contemplated Transactions; or (viii) Effects resulting directly from the announcement or pendency of this Agreement or the consummation of the Contemplated Transactions (it being understood that this clause (viii) shall not apply with respect to any representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences from this Agreement and the Contemplated Transactions or (b) would prevent or materially impair or materially delay RMT Partner or any of its Subsidiaries from performing any of the Transaction Documents or complying with any of their obligations thereunder or consummating the Contemplated Transactions.

Exhibit A - 15

“RMT Partner Owned Real Property” shall mean all Owned Real Property of RMT Partner or any of RMT Partner’s Subsidiaries.

“RMT Partner Pension Plan” shall mean each defined benefit plan subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA maintained, sponsored, contributed to, or required to be contributed to, by any of the RMT Partner Companies or any RMT Partner Affiliate or with respect to which any of the RMT Partner Companies or any RMT Partner Affiliate has any liability (including contingent liability).

“RMT Partner Privacy Requirements” shall mean any and all applicable Legal Requirement, industry requirements and Contracts relating to the Processing of Personal Data, including: (a) each Legal Requirement relating to the protection or Processing of Personal Data that is applicable to the RMT Partner Companies, including, as applicable, the Federal Trade Commission Act, 15 U.S.C. § 45; the CAN-SPAM Act of 2003, 15 U.S.C. § 7701, et seq.; the Telephone Consumer Protection Act, 47 U.S.C. § 227; the Health Insurance Portability and Accountability Act of 1996; the Health Information Technology for Economic and Clinical Health Act; the Fair Credit Reporting Act, 15 U.S.C. § 1681; the Electronic Communications Privacy Act, 18 U.S.C. §§ 2510-22; the Stored Communications Act, 18 U.S.C. §§ 2701-12; the California Consumer Privacy Act, Cal. Civ. Code § 1798.100, et seq.; California Online Privacy Protection Act, Cal. Bus. & Prof. Code § 22575, et seq.; Massachusetts Gen. Law Ch. 93H, 201 C.M.R. 17.00; Nev. Rev. Stat. 603A; Cal. Civ. Code § 1798.82; N.Y. Gen. Bus. Law § 899-aa, et seq.; N.Y. Gen. Bus. Law § 899-bb, et seq.; the Illinois Biometric Information Privacy Act, 740 ILCS 14 et seq.; the European Union’s Directive on Privacy and Electronic Communications (2002/58/EC); the General Data Protection Regulation (2016/679); Legal Requirement requiring notification to any Person or Governmental Body in the event of a Data Breach; and all implementing regulations and requirements and other similar Legal Requirement; (b) each Contract relating to the Processing of Personal Data applicable to the RMT Partner Companies; and (c) each applicable rule, code of conduct or other requirement of self-regulatory bodies and applicable industry standards, including, to the extent applicable, the Payment Card Industry Data Security Standard.

Exhibit A - 16

“RMT Partner Product” shall mean any product or service (i) both (x) designed or developed and (y) sold or licensed; (ii) under development and substantially completed; or (iii) manufactured, sold, licensed or distributed, in each of the foregoing (i), (ii) and (iii), by or on behalf of the RMT Partner Companies as of the date of this Agreement, including the products and services listed in Section 3.8 of the RMT Partner Disclosure Letter. The RMT Partner Products under the foregoing clauses (i) and (ii) shall be referred to herein as the “Proprietary RMT Partner Products.”

“RMT Partner PSU” shall mean each performance share unit representing the right to vest in and be issued shares of RMT Partner Common Stock, whether granted by RMT Partner pursuant to a RMT Partner Equity Plan, assumed by RMT Partner in connection with any merger, acquisition or similar transaction or otherwise issued or granted and which vests based in whole or in part on the achievement of specified performance objectives.

“RMT Partner Registered IP” means each item of Registered IP included in the RMT Partner IP.

“RMT Partner RSA” shall mean each share of restricted stock of RMT Partner Common Stock, whether granted by RMT Partner pursuant to a RMT Partner Equity Plan, assumed by RMT Partner in connection with any merger, acquisition or similar transaction or otherwise issued or granted and which vests based solely on the continued employment or service of the recipient thereof.

“RMT Partner RSU” shall mean each restricted stock unit representing the right to vest in and be issued shares of RMT Partner Common Stock, whether granted by RMT Partner pursuant to a RMT Partner Equity Plan, assumed by RMT Partner in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested (which, for the avoidance of doubt, excludes any RMT Partner PSUs).

“RMT Partner SAR” shall mean each stock appreciation right with respect to shares of RMT Partner Common Stock, whether granted by RMT Partner pursuant to a RMT Partner Equity Plan, assumed by RMT Partner in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested.

“RMT Partner Superior Proposal” shall mean an unsolicited bona fide written offer by a third party to purchase at least a majority of the outstanding shares of RMT Partner Common Stock or at least a majority of the assets of RMT Partner (whether through a tender offer, merger or otherwise), that is determined by the RMT Partner Board, in its good faith judgment, after consulting with its financial advisor and outside legal counsel, and after taking into account such factors that the RMT Partner Board determines to be relevant, including the terms and conditions of the offer, including the likelihood and anticipated timing of consummation and other relevant information, (i) to be more favorable, from a financial point of view, to RMT Partner’s stockholders than the Contemplated Transactions and (ii) to be reasonably likely to be completed, taking into account such factors that the RMT Partner Board determines to be relevant, including any financing and approval requirements and other financial, legal, regulatory and other aspects of such proposal that the RMT Partner Board determines to be relevant, including whether financing, if a cash transaction (in whole or part), is then fully committed.

Exhibit A - 17

A “RMT Partner Triggering Event” shall be deemed to have occurred if (a) the RMT Partner Board shall have effected a RMT Partner Change in Recommendation; (b) the RMT Partner Board shall have adopted, approved, endorsed, declared advisable or recommended to RMT Partner’s shareholders an Acquisition Proposal other than the Contemplated Transactions; (c) the RMT Partner Board shall have failed to publicly reaffirm its recommendation of this Agreement within five (5) Business Days following receipt of a written request by Remainco to provide such reaffirmation after an Acquisition Proposal shall have been publicly disclosed or shall have become publicly known (provided that Remainco may only make such request once with respect to any Acquisition Proposal and once with respect to each material amendment to any Acquisition Proposal; (d) RMT Partner shall have failed to include in the Joint Proxy Statement/Prospectus the RMT Partner Board Recommendation or included in the Joint Proxy Statement/Prospectus any proposal to vote upon or consider any Acquisition Proposal other than the Contemplated Transactions; (e) RMT Partner or any of its Subsidiaries shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Transaction; or (f) the RMT Partner Board shall have failed to recommend against a competing tender offer or exchange offer for twenty percent (20%) or more of the outstanding capital stock of RMT Partner within ten (10) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders).

“Ruling” shall mean a private letter ruling received from the IRS delivered to Remainco (and made available to each of Spinco and RMT Partner) that (a) includes language substantively similar to the language in IRS private letter ruling 201740015 permitting use of the “Overlap Counting Principles” described in such private letter ruling, (b) includes rulings on such additional matters requested in the Ruling Request consistent with the IRS presubmission conference memorandum dated as of January 22, 2021 and (c) does not impose an obligation to look at investor websites to gather information on a date following two days prior to the Closing Date.

“Ruling Request” shall have the meaning set forth in the Tax Matters Agreement.

“Sanctioned Person” shall mean (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC, the Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union or its Member States, Her Majesty’s Treasury of the United Kingdom or other relevant Sanctions authorities in applicable jurisdictions; (b) the government, including any political subdivision, agency or instrumentality thereof of a Sanctioned Territory or the government of Venezuela; (c) any Person located, organized or resident in a Sanctioned Territory; or (d) any Person directly or indirectly owned or controlled by any such Person or Persons described in the foregoing clauses (a) through (c).

“Sanctioned Territory” shall mean, at any time, a country or territory against which the United States, the United Kingdom, the European Union and its Member States, the United Nations Security Council or other relevant Sanctions authority maintains country-wide or territory-wide Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria).

“Sanctions” shall mean economic or financial sanctions, trade embargoes or anti-boycott laws or regulations imposed, administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union or its Member States, Her Majesty’s Treasury of the United Kingdom or other relevant Sanctions authorities in applicable jurisdictions.

Exhibit A - 18

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” shall mean the United States Securities and Exchange Commission.

“Second Distribution” shall have the meaning set forth in the Separation Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Separation Agreement” shall mean the Separation and Distribution Agreement by and between Remainco, RMT Partner and Spinco, dated as of the date of this Agreement, as it may be amended from time to time in accordance with the terms thereof.

“Separation Plan” shall have the meaning set forth in the Separation Agreement.

“Shared Contracts” shall have the meaning set forth in the Separation Agreement.

“Shared Information” shall mean (i) all Information provided by any of Remainco or its Affiliates (including the Spinco Companies) to any of RMT Partner or its Affiliates hereunder prior to the Effective Time, and (ii) any Information in the possession or under the control of Remainco, RMT Partner or their respective Affiliates that relates to the operation of the Spinco Business or any Spinco Company prior to the Effective Time and that the requesting party reasonably needs (A) to comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities and Legal Requirement) by a Governmental Body having jurisdiction over the requesting party; (B) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements, in each case other than claims or allegations that one party to this Agreement has against the other; (C) subject to the foregoing clause (B) above, to comply with its obligations under this Agreement; or (D) to the extent such Information and cooperation is necessary to comply with such reporting, filing and disclosure obligations, for the preparation of financial statements or completing an audit, and as reasonably necessary to conduct the ongoing businesses of RMT Partner, the Spinco Companies or Remainco and their respective Affiliates, as the case may be.

“Solvent” when used with respect to any Person, shall mean that, as of any date of determination, (a) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its Subsidiaries on a consolidated basis, (b) the present fair saleable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, and (d) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

Exhibit A - 19

“Spinco Assets” shall have the meaning ascribed to the Spinco Assets in the Separation Agreement.

“Spinco Benefit Plan” shall mean “Spinco Benefit Arrangement” as such term is defined in the Employee Matters Agreement.

“Spinco Board” shall mean Spinco’s board of directors.

“Spinco Business” shall have the meaning ascribed to the Spinco Business in the Separation Agreement.

“Spinco Commitment Letter” shall mean an executed commitment letter, including (a) all exhibits, schedules, annexes, joinders and amendments to such agreements in effect as of the date of this Agreement; (b) any associated fee letter in unredacted form, and (c) any associated engagement letter in unredacted form, in each case, by and between Spinco (or any Subsidiary thereof, if applicable) and the financing sources party thereto (together with all additional lenders and financing sources joined to the Spinco Commitment Letter, the “Spinco Financing Lenders”), pursuant to which, among other things, the Spinco Financing Lenders have committed to provide Spinco with financing in the amount set forth therein (together with any Permitted Alternative Financing, the “Spinco Financing”) for purposes of financing the Cash Payment.

“Spinco Common Stock” shall mean the Common Stock of Spinco, par value $$0.01 per share.

“Spinco Companies” shall mean Spinco and its Subsidiaries after giving effect to the Spinco Contribution.

“Spinco Company Data” shall mean all confidential data, information, and data compilations contained in the Spinco IT Systems or any databases of the Spinco Companies, including Personal Data, that are used by, or necessary to, the Spinco Companies.

“Spinco Company Privacy Policies” shall mean any (a) internal or external past or present data protection, data usage, data privacy and security policies of the Spinco Companies, (b) public statements, representations, obligations, promises, commitments relating to privacy, security or the Processing of Personal Data and (c) policies and obligations applicable to the Spinco Companies as a result of any certification relating to privacy, security or the Processing of Personal Data.

“Spinco Contract” shall mean any Contract: (a) to which any of the Spinco Companies is a party; (b) by which any of the Spinco Companies, any Spinco IP or any other asset of any of the Spinco Companies is or may become bound or under which any of the Spinco Companies has, or may become subject to, any obligation; or (c) under which any of the Spinco Companies has or may acquire any right or interest.

“Spinco Contribution” shall have the meaning set forth in the Separation Agreement.

Exhibit A - 20

“Spinco Data Processor” shall mean a natural or legal Person, public authority, agency or other body that Processes Personal Data on behalf of, at the direction of, or while providing services to, the Spinco Companies.

“Spinco Employee” shall mean an individual who will become or is reasonably expected by Remainco, as of the date hereof, to become a “Spinco Employee,” as such term is defined in the Employee Matters Agreement.

“Spinco Financing Lenders” shall have the meaning set forth in the definition of “Spinco Commitment Letter.”

“Spinco Financing Sources” means the Persons, including the Lenders, that have committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement with Spinco or any of its Affiliates in connection with, or that are otherwise acting as arrangers, bookrunners, underwriters, initial purchasers, placement agents, administrative or collateral agents, trustees or similar representatives in respect of, all or any part of the Spinco Financing.

“Spinco Independent Contractor” shall mean a self-employed person or entity contracted to perform work for or provide services to Spinco.

“Spinco Information Security Program” shall mean a written information security program that complies with Spinco Privacy Requirements, that when appropriately implemented and maintained would constitute reasonable security procedures and practices appropriate to the nature of Personal Data, and that is at least as stringent as one or more relevant industry standards and that includes: (a) policies and procedures regarding Personal Data and the Processing thereof; (b) administrative, technical and physical safeguards to protect the security, confidentiality and integrity of any Personal Data owned, controlled, maintained, held or Processed by the Spinco Companies or any third party operating on behalf of or at the direction of the Spinco Companies; (c) disaster recovery, business continuity, incident response and security plans, procedures and facilities; and (d) protections against Data Breaches, Malicious Code and against loss, misuse or unauthorized access to and Processing of Spinco Company Data, Spinco IT Systems and the systems of any Spinco Data Processor.

“Spinco IP” shall have the meaning of “SpinCo IP” set forth in the Separation Agreement.

“Spinco IT Systems” shall have the meaning of “Spinco IT Assets” set forth in the Separation Agreement.

Exhibit A - 21

“Spinco Material Adverse Effect” shall mean any effect, change, event or circumstance (collectively, “Effect”) that, considered together with all other Effects, (a) is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on the business, assets, financial condition, results of operations or cash flows of the Spinco Business taken as a whole; provided, however, that in no event shall any Effects to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following be deemed to constitute, or be taken into account in determining whether there has occurred, a Spinco Material Adverse Effect: (i) conditions generally affecting the industry in which the Spinco Business compete or the U.S. or global economy as a whole, to the extent that such conditions (including any changes arising out of acts of terrorism, war, weather conditions, pandemics (including SARS-CoV-2 or COVID-19 ) or other force majeure events) do not have a disproportionate impact on the Spinco Business taken as a whole, relative to other companies in the industry in which the Spinco Business operates; (ii) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on the Spinco Business, taken as a whole, relative to other companies in the industry in which the Spinco Business operates; (iii) changes in the trading price or trading volume of Remainco Common Stock; (iv) any obligation arising under Section 5.4(d) (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (v), (vi), (vii) or (viii) of this sentence, any Effect giving rise to or contributing to such changes in the trading price or trading volume of Remainco Common Stock may give rise to a Spinco Material Adverse Effect and may be taken into account in determining whether a Spinco Material Adverse Effect has occurred); (v) changes in GAAP (or any interpretations of GAAP) or Legal Requirement applicable to the Spinco Business, to the extent that such conditions do not have a disproportionate impact on the Spinco Business taken as a whole, relative to other companies in the industry in which the Spinco Business operates; (vi) the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in clauses (i), (ii), (iii), (v), (vii) or (viii) of this sentence, any Effect giving rise to or contributing to any such failure may give rise to a Spinco Material Adverse Effect and may be taken into account in determining whether a Spinco Material Adverse Effect has occurred); (vii) any stockholder or derivative litigation arising from or relating to this Agreement or the Contemplated Transactions; or (viii) Effects resulting directly from the announcement or pendency of this Agreement or the consummation of the Contemplated Transactions (it being understood that this clause (viii) shall not apply with respect to any representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences from this Agreement and the Contemplated Transactions or (b) would prevent or materially impair or materially delay Remainco or any of its Subsidiaries (including the Spinco Companies) from performing any of the Transaction Documents or complying with any of their obligations thereunder or consummating the Contemplated Transactions.

“Spinco Owned Real Property” shall mean all Owned Real Property: (i) of any of the Spinco Companies, and (ii) primarily used in the Spinco Business as of the Distribution Date or at any time during the Measurement Period, other than as disposed of in the ordinary course of business, and excluding the Remainco Retained Properties (as defined in the Real Estate Matters Agreement).

Exhibit A - 22

“Spinco Privacy Requirements” shall mean any and all applicable Legal Requirement, industry requirements and Contracts relating to the Processing of Personal Data, including: (a) each Legal Requirement relating to the protection or Processing of Personal Data that is applicable to the Spinco Companies, including, as applicable, the Federal Trade Commission Act, 15 U.S.C. § 45; the CAN-SPAM Act of 2003, 15 U.S.C. § 7701, et seq.; the Telephone Consumer Protection Act, 47 U.S.C. § 227; the Health Insurance Portability and Accountability Act of 1996; the Health Information Technology for Economic and Clinical Health Act; the Fair Credit Reporting Act, 15 U.S.C. § 1681; the Electronic Communications Privacy Act, 18 U.S.C. §§ 2510-22; the Stored Communications Act, 18 U.S.C. §§ 2701-12; the California Consumer Privacy Act, Cal. Civ. Code § 1798.100, et seq.; California Online Privacy Protection Act, Cal. Bus. & Prof. Code § 22575, et seq.; Massachusetts Gen. Law Ch. 93H, 201 C.M.R. 17.00; Nev. Rev. Stat. 603A; Cal. Civ. Code § 1798.82; N.Y. Gen. Bus. Law § 899-aa, et seq.; N.Y. Gen. Bus. Law § 899-bb, et seq.; the Illinois Biometric Information Privacy Act, 740 ILCS 14 et seq.; the European Union’s Directive on Privacy and Electronic Communications (2002/58/EC); the General Data Protection Regulation (2016/679); Legal Requirement requiring notification to any Person or Governmental Body in the event of a Data Breach; and all implementing regulations and requirements and other similar Legal Requirement; (b) each Contract relating to the Processing of Personal Data applicable to the Spinco Companies; and (c) each applicable rule, code of conduct or other requirement of self-regulatory bodies and applicable industry standards, including, to the extent applicable, the Payment Card Industry Data Security Standard.

“Spinco Product” shall mean any product or service (i) both (A) designed or developed and (B) sold or licensed; (ii) under development and substantially completed; or (iii) manufactured, sold, licensed or distributed, in each of the foregoing clauses (i), (ii) and (iii), by or on behalf of the Spinco Business or the Spinco Companies as of the date of this Agreement, including the products and services listed in Section 2.10 of the Remainco Disclosure Letter. The Spinco Products under the foregoing clauses (i) and (ii) shall be referred to herein as the “Proprietary Spinco Products.”

“Spin-Off” shall have the meaning set forth in the Separation Agreement.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity.

“Tax” shall have the meaning set forth in the Tax Matters Agreement.

“Tax-Free Status of the Transactions” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” shall mean the Tax Matters Agreement by and among Remainco, Spinco and RMT Partner, dated as of the date hereof and attached to the Separation Agreement.

“Tax Return” shall have the meaning set forth in the Tax Matters Agreement.

“Transaction Documents” shall mean this Agreement, the Separation Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement and the Intellectual Property Matters Agreement.

“Transition Services Agreement” shall mean the Transition Services Agreement by and between Remainco and Spinco, in the form attached to the Separation Agreement.

“WBCL” means the Wisconsin Business Corporations Law as amended.

Exhibit A - 23

Other Defined Terms. In addition, each of the following terms shall have the meaning given to such term in the applicable Section of this Agreement listed opposite such term:

Acquisition Inquiry	1
Acquisition Proposal	1
Acquisition Transaction	1
Additional Antitrust Consents	119
Adjusted RMT Partner Value	7
Affiliate	1
Agreement	1
Alternative Commitment Letters	108
Alternative Financing Agreements	109
Alternative Financings	108
Alternative Remainco Commitment Letter	107
Alternative Remainco Financing	107
Alternative RMT Partner Commitment Letter	105
Alternative RMT Partner Financing	105
Alternative Spinco Commitment Letter	108
Alternative Spinco Financing	108
Antitrust Filings	96
Audited Financial Statements	104
Bankruptcy and Equity Exceptions	14
Baseline RMT Partner Value	7
Burdensome Condition	98
Business Day	2
Certifying Parties	4
Chosen Courts	131
Closing	2
Closing Date	3
COBRA	2
Code	2
Collective Bargaining Agreement	2
Commitment Letters	2
Competition Laws	2
Confidentiality Agreement	2
Consent	2
Contemplated Transactions	2
Contract	2
D&O Indemnitee	115
Data Breach	2
Derivative	3
DGCL	3
Distribution Date	3

Distributions	3
DOL	3
Effect	23
Effective Time	3
Employee Matters Agreement	3
Encumbrance	3
End Date	123
Entity	3
Environmental Laws	3
Environmental Liabilities	3
ERISA	3
Exchange Act	4
Exchange Agent	7
Exchange Fund	7
Exchange Ratio	5
Existing Remainco Credit Agreement	4
Existing Remainco Indenture	4
Existing Remainco Securitization Facility	4
Export Control Laws	4
FCPA	26
FDI Consents	119
FDI Filings	96
FDI Laws	4
Final Determination Date\	4
Final Overlap Shareholder Spreadsheet	4
Financing Agreements	107
Financing Source Related Parties	128
Financing Sources	4
Financings	4
First Distribution	4
Former Spinco Employee	4
GAAP	5
Government Bid	5
Government Contract	5
Governmental Approvals	5
Governmental Authorization	5
Governmental Body	5
Hazardous Materials	5
HSR Act	5
Import Laws	5
Indebtedness	6
Information	6

Exhibit A - 24

Initial Audited Financial Statements	103
Initial Audited Financial Statements Delivery Date	103
Intellectual Property Matters Agreement	6
Intellectual Property Rights	6
Interim Financial Period	104
Interim Financial Statements	104
Intermediateco	1
Internal Restructuring	6
IRS	6
Joint Proxy Statement/Prospectus	6
Knowledge of Remainco	6
Knowledge of RMT Partner	6
Legal Proceeding	6
Legal Requirement	6
Lenders	7
Liabilities	7
Lien and Guarantee Release	116
Made Available	7
Make Available	7
Malicious Code	7
Measurement Period	19
Merger	1
Merger Sub	1
New RMT Partner Directors	101
New Share Issuance	5
Notice of Remainco Intervening Event	95
Notice of Remainco Superior Proposal	93
Notice of RMT Partner Intervening Event	91
Notice of RMT Partner Superior Proposal	90
Notice Period	90, 94
OFAC	20
Open Source Code	8
Order	8
Organizational Documents	8
Overlap Calculation	4
Overlap Shareholders	5
Overlap Shares	5
Owned Real Property	8
Owned Spinco IP	8
participate	103
Permitted Alternative Financing	110
Permitted Encumbrances	8
Person	8
Personal Data	8
Pre-Closing Period	72

Process	9
Processed	9
Processing	9
Proprietary RMT Partner Products	18
Proprietary Spinco Product	9
Proprietary Spinco Products	24
Qualified Spinco Common Stock	9
Real Estate Matters Agreement	9
Registered IP	9
Release	9
Remainco	1
Remainco Affiliate	9
Remainco Asbestos Liability	36
Remainco Asbestos Proceedings	35
Remainco Benefit Plan	10
Remainco Board	1
Remainco Board Recommendation	93
Remainco Certifications	17
Remainco Change in Recommendation	93
Remainco Commitment Letter	10
Remainco Common Stock	10
Remainco Companies	10
Remainco Debt Facilities	10
Remainco Disclosure Letter	10
Remainco Environmental and Asbestos Indemnification Agreements	36
Remainco Equity Award	10
Remainco Equity Plan	11
Remainco Financing	10
Remainco Financing Agreements	106
Remainco Financing Lenders	10, 11
Remainco Financing Sources	11
Remainco Governmental Plan	11
Remainco Intervening Event	94
Remainco Options	11
Remainco Pension Plan	30
Remainco Phantom Option	11
Remainco Preferred Stock	12
Remainco PSU	11
Remainco RSU	11
Remainco SEC Documents	11
Remainco Stockholders’ Meeting	92
Remainco Superior Proposal	12
Remainco Tax Opinion	122
Remainco Termination Fee	126
Remainco Triggering Event	12

Exhibit A - 25

Remedial Action	97
Representatives	12
Required Merger Sub Stockholder Vote	68
Required Remainco Stockholder Vote	38
Required RMT Partner Stockholder Vote	68
RMT Partner	1
RMT Partner Affiliate	12
RMT Partner Asbestos Liability	13
RMT Partner Asbestos Proceedings	65
RMT Partner Associate	13
RMT Partner Benefit Plan	13
RMT Partner Board	13
RMT Partner Board Recommendation	89
RMT Partner Business	13
RMT Partner Certifications	50
RMT Partner Change in Recommendation	89
RMT Partner Commitment Letter	13, 15
RMT Partner Common Stock	14
RMT Partner Companies	14
RMT Partner Company Data	14
RMT Partner Company Privacy Policies	14
RMT Partner Company Returns	59
RMT Partner Contract	14
RMT Partner Credit Agreement	14
RMT Partner Data Processor	14
RMT Partner Disclosure Letter	14
RMT Partner Employee	14
RMT Partner Environmental and Asbestos Indemnification Agreements	66
RMT Partner Equity Award	14
RMT Partner Equity Plans	15
RMT Partner Existing Indebtedness	15
RMT Partner Financing	14, 15
RMT Partner Financing Agreements	105
RMT Partner Financing Lenders	13, 15
RMT Partner Financing Sources	15
RMT Partner Form S-4 Registration Statement	15
RMT Partner Governmental Plan	15
RMT Partner Information Security Program	15
RMT Partner Interim Balance Sheet	16
RMT Partner Intervening Event	91
RMT Partner IP	16
RMT Partner IT Systems	16
RMT Partner Leased Real Property	53

RMT Partner Material Adverse Effect	16
RMT Partner Material Contract	55
RMT Partner Overlap Ownership Percentage	5
RMT Partner Owned Real Property	17
RMT Partner Pension Plan	17
RMT Partner Preferred Stock	46
RMT Partner Privacy Requirements	17
RMT Partner Product	18
RMT Partner PSU	18
RMT Partner Registered IP	18
RMT Partner RSA	18
RMT Partner RSU	18
RMT Partner SAR	18
RMT Partner SEC Documents	49
RMT Partner Special Dividend	7
RMT Partner Special Dividend Amount	7
RMT Partner Stockholders’ Meeting	88
RMT Partner Superior Proposal	18
RMT Partner Tax Opinion	119
RMT Partner Termination Fee	126
RMT Partner Top Customers	67
RMT Partner Top Distributors	68
RMT Partner Top Service Providers	68
RMT Partner Top Suppliers	68
RMT Partner Triggering Event	19
Ruling	19
Ruling Event	3
Ruling Request	19
Sanctioned Person	19
Sanctioned Territory	19
Sanctions	20
Sarbanes-Oxley Act	20
SEC	20
Securities Act	20
Separation Agreement	20
Separation Plan	20
Share Equivalents	4
Shared Contracts	20
Shared Information	20
Sidley	2
Solvency Opinions	119
Solvent	21
Specified Time	12
Spinco	1
Spinco Assets	21

Exhibit A - 26

Spinco Benefit Plan	21
Spinco Board	21
Spinco Business	21
Spinco Business Unaudited Financial Data	16
Spinco Commitment Letter	21
Spinco Common Stock	21
Spinco Companies	21
Spinco Company Data	21
Spinco Company Privacy Policies	22
Spinco Company Returns	28
Spinco Contract	22
Spinco Contribution	22
Spinco Data Processor	22
Spinco Employee	22
Spinco Financing	21
Spinco Financing Agreements	107
Spinco Financing Lenders	21, 22
Spinco Financing Sources	22
Spinco Independent Contractor	22
Spinco Information Security Program	22
Spinco IP	23
Spinco IT Systems	23
Spinco Leased Real Property	20
Spinco Material Adverse Effect	23
Spinco Material Contract	23

Spinco Operating Facilities	19
Spinco Overlap Ownership Percentage	5
Spinco Owned Real Property	24
Spinco Privacy Requirements	24
Spinco Product	24
Spinco Products	9
Spinco Registered IP	20
Spinco Registration Statement	87
Spinco Top Customers	37
Spinco Top Distributors	38
Spinco Top Service Providers	38
Spinco Top Suppliers	38
Spin-Off	24
Subsidiary	24
Surviving Corporation	2
Tax	25
Tax Matters Agreement	25
Tax Return	25
Tax-Free Status of the Transactions	25
Threshold Percentage	4
Transaction Documents	25
Transition Services Agreement	25
UK Bribery Act	26
US Remainco Benefit Plan	29
WARN Act	34
WBCL	25

Exhibit A - 27

Exhibit 3.1

ARTICLE VIII. MISCELLANEOUS

8.01       Seal.  The Board of Directors may (but shall not be required to) provide a corporate seal.

8.02       Forum for Certain Actions.

(a)        Forum.  Unless a majority of the Board of Directors, acting on behalf of the corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the Circuit Court for Rock County, Wisconsin (or, if such Circuit Court does not have jurisdiction, another state court located within the State of Wisconsin or, if no state court located within the State of Wisconsin has jurisdiction, the federal district court for the Western District of Wisconsin), to the fullest extent permitted by law, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation to the corporation or the corporation’s shareholders, (iii) any action asserting a claim against the corporation or any of its directors, officers or other employees arising pursuant to any provision of the Wisconsin Business Corporation Law, these bylaws or the Articles of Incorporation (in each case, as may be amended from time to time), or (iv) any action asserting a claim against the corporation or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Wisconsin, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants. Unless a majority of the Board, acting on behalf of the corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933, as amended.

(b)        Personal Jurisdiction. If any action the subject matter of which is within the scope of subparagraph (a) of this Section 8.02 is filed in a court other than a court located within the State of Wisconsin (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Wisconsin in connection with any action brought in any such court to enforce subparagraph (a) of this Section 8.02 (an “Enforcement Action”) and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

(c)        Enforceability. If any provision of this Section 8.02 shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 8.02, and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

(d)       Notice and Consent. For the avoidance of doubt, any person or entity purchasing or otherwise acquiring or holding any interest in any security of the corporation shall be deemed to have notice of and consented to the provisions of this Section 8.02.

Exhibit 10.1

EXECUTION VERSION

SEPARATION AND DISTRIBUTION AGREEMENT

BY AND AMONG

REXNORD CORPORATION,

LAND NEWCO, INC.

AND

REGAL BELOIT CORPORATION

DATED AS OF FEBRUARY 15, 2021

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Exhibits

Exhibit A	Form of Transition Services Agreement
Exhibit B	Separation Plan
Exhibit C	Real Estate Matters Agreement
Exhibit D	Intellectual Property Matters Agreement
Exhibit E	Tax Matters Agreement
Exhibit F	Employee Matters Agreement
Exhibit G	Transaction Accounting Principles

Schedules

Schedule 1.1(23)	Closing Working Capital
Schedule 1.1(108)(i)	Remainco Retained Assets (Retained Tangible Assets)
Schedule 1.1(108)(xiii)	Remainco Retained Assets (Permits)
Schedule 1.1(111)(i)	Remainco Retained IP
Schedule 1.1(112)(vii)	Remainco Retained Liabilities
Schedule 1.1(131)(v)(A)	Remainco Retained Assets (Contracts)
Schedule 1.1(131)(vi)	Spinco Assets (Contracts)
Schedule 1.1(131)(viii)	Spinco IP

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Schedule 1.1(131)(ix)	Spinco Patents
Schedule 1.1(131)(xii)	Spinco IT Assets
Schedule 1.1(137)	Spinco Current Assets
Schedule 1.1(138)	Spinco Current Liabilities
Schedule 1.1(146)(i)	Spinco Liabilities
Schedule 1.1(146)(vii)	Spinco Legal Proceedings
Schedule 2.1(a)	Spinco Group
Schedule 2.2(a)	Shared Contracts
Schedule 2.2(c)	Overhead Services Contracts
Schedule 2.6(b)	Remainco Owned Bank Accounts
Schedule 2.6(c)	Spinco Owned Bank Accounts
Schedule 2.11(a)(ii)	Guarantees and Credit Support Instruments
Schedule 2.19(a)	Certain Covenants
Schedule 3.4(a)	Closing Statement
Schedule 4.2(f)	Certain Indemnification
Schedule 4.2(g)	Certain Additional Indemnification
Schedule 8.18	Advisors

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This SEPARATION AND DISTRIBUTION AGREEMENT (this “Agreement”) is entered into as of February 15, 2021, by and among: (i) Rexnord Corporation, a Delaware corporation (“Remainco”); (ii) Land Newco, Inc., a Delaware corporation and wholly owned indirect Subsidiary of Remainco (“Spinco”); and Regal Beloit Corporation, a Wisconsin corporation (“RMT Partner”) (each a “Party” and together, the “Parties”).

RECITALS

Whereas, Remainco is engaged, directly and indirectly, in the Spinco Business;

Whereas, the Board of Directors of Remainco (the “Remainco Board”) has determined that it is advisable and in the best interests of Remainco and Remainco’s stockholders to separate the Spinco Business from the other businesses of Remainco in the manner contemplated by this Agreement and the Agreement and Plan of Merger, dated the date hereof (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among Remainco, Spinco, RMT Partner and Phoenix 2021, Inc., a Delaware corporation and a direct wholly owned Subsidiary of RMT Partner (“Merger Sub”);

Whereas, Rexnord, LLC, a Delaware limited liability company and a wholly owned indirect subsidiary of Remainco (“Intermediateco”) currently owns all of the issued and outstanding shares of Spinco Common Stock;

Whereas, on the terms and subject to the conditions set forth herein, in order to effect such separation, Remainco will undertake the Internal Restructuring and, in connection therewith, effect the Spinco Contribution and, in exchange therefor, Spinco shall (i) issue to Intermediateco additional shares of Spinco Common Stock; and (ii) pay to Intermediateco the Cash Payment;

Whereas, on the terms and subject to the conditions set forth herein, following the completion of the Internal Restructuring, the Spinco Contribution and the payment of the Cash Payment, Intermediateco shall own all of the issued and outstanding shares of Spinco Common Stock and shall effect the Distributions;

Whereas, the Parties contemplate that, pursuant to the Merger Agreement, immediately after the Spin-Off and at the Effective Time, Merger Sub shall be merged (the “Merger”) with and into Spinco, with Spinco surviving the Merger as a wholly owned direct Subsidiary of RMT Partner, and all outstanding shares of Spinco Common Stock shall be converted into the right to receive shares of common stock of RMT Partner on the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law and the Wisconsin Code;

Whereas, for U.S. federal income tax purposes (i) the Spinco Contribution and the Second Distribution, taken together, are intended to qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, (ii) each of the Distributions (other than the First Distribution) is intended to qualify as a distribution described in Section 355 of the Code, (iii) the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iv) each of this Agreement and the Merger Agreement constitute “a plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g); and

Whereas, the Parties desire to set forth the principal arrangements among them regarding the foregoing transactions and to make certain covenants and agreements specified herein in connection therewith and to prescribe certain conditions relating thereto.

Now, Therefore, in consideration of the foregoing and the covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

Article I

DEFINITIONS

Section 1.1        General. As used in this Agreement, the following terms shall have the respective meanings set forth or referenced below:

(1)        “Accounting Principles” shall mean those accounting principles set forth on Exhibit G.

(2)        “Acquisitionco” shall have the meaning set forth in Section 3.1(a)(i).

(3)        “Adjustment Amount” shall mean the amount, which may be positive or negative, equal to the sum of:

(A)          if the Closing Working Capital is greater than the Target Working Capital, plus the absolute value of the amount of by which the Closing Working Capital exceeds the Target Working Capital;

(B)          if the Closing Working Capital is less than the Target Working Capital, minus the absolute value of the amount by which Closing Working Capital is less than the Target Working Capital;

(C)          if the Spinco Indebtedness is greater than $76,015,331, minus the absolute value of the amount by which the Spinco Indebtedness exceeds $76,015,331;

(D)          if the Spinco Indebtedness is less than $76,015,331, plus the absolute value of the amount by which the Spinco Indebtedness is less than $76,015,331;

(E)          if the Spinco Cash Amount is less than the Minimum Cash Amount, minus the absolute value of the amount by which the Spinco Cash Amount is less than the Minimum Cash Amount;

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(F)           if the Spinco Cash Amount is greater than the Minimum Cash Amount, plus the absolute value of the amount by which the Spinco Cash Amount is greater than the Minimum Cash Amount;

(G)           minus the amount of any Transaction Expenses;

(H)          if the amount of Unfunded Pension Liabilities is greater than $92,000,000, minus the absolute value of the amount by which the amount of Unfunded Pension Liabilities is greater than $92,000,000; and

(I)            if the amount of Unfunded Pension Liabilities is less than $92,000,000, plus the absolute value of the amount by which the amount of Unfunded Pension Liabilities is less than $92,000,000.

(4)        “Affiliate” shall mean, when used with respect to a specified Person and at a point in, or with respect to a period of, time, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person at such point in or during such period of time. For the purposes of this definition, “control,” when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that no Party or member of its Group shall be deemed to be an Affiliate of another Party or member of such other Party’s Group solely by reason of having one or more directors in common or by reason of having been under common control of Remainco or Remainco’s stockholders prior to or, in the case of Remainco’s stockholders, after, the Separation Effective Time.

(5)        “Agreement” shall have the meaning set forth in the Preamble.

(6)        “Agreement Disputes” shall have the meaning set forth in Section 7.1(b).

(7)        “Ancillary Agreements” shall mean the Transition Services Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Real Estate Matters Agreement, the Intellectual Property Matters Agreement, any and all Conveyancing and Assumption Instruments and any other agreements to be entered into by and between any member of the Remainco Group, on one hand, and any member of the Spinco Group (and/or the RMT Partner Group), on the other hand, at or prior to the Effective Time in connection with the Internal Restructuring, the Distributions and/or the Merger.

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(8)        “Applicable Period” shall have the meaning set forth in Section 5.2.

(9)        “Appointed Representative” shall have the meaning set forth in Section 7.1(a).

(10)      “Asset Transferors” shall mean the Entities transferring Assets to Spinco or Remainco, as the case may be, or one of their respective Subsidiaries in order to consummate the transactions contemplated hereby or by the Ancillary Agreements.

(11)      “Assets” or “Asset” shall mean all rights, title and ownership interests (including Intellectual Property) in and to all properties, claims, Contracts, businesses or assets (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, in each case, whether or not recorded or reflected on the books and records or financial statements of any Entity.

(12)      “Assume” shall have the meaning set forth in Section 2.1(c)(i); and the terms “Assumed” and “Assumption” shall have their correlative meanings.

(13)      “Audited Party” shall have the meaning set forth in Section 5.2(a)(i).

(14)      “Benefit Arrangement” shall have the meaning set forth in the Employee Matters Agreement.

(15)      “Bloomberg” shall mean Bloomberg Financial Markets, L.P.

(16)      “Business” shall mean the Remainco Retained Business or the Spinco Business, as applicable.

(17)      “Business Day” shall mean any day other than (i) a Saturday or a Sunday or (ii) a day on which commercial banking institutions are authorized or required by applicable Legal Requirements to be closed in the State of Wisconsin.

(18)      “Cash Equivalents” shall mean consolidated (i) cash and (ii) checks, certificates of deposit having a maturity of less than one year, money orders, marketable securities, money market funds, commercial paper, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, minus the amount of any outbound checks, plus the amount of any deposits in transit.

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(19)      “Cash Payment” shall mean an amount equal to $486,827,669, with such Cash Payment to be paid from the proceeds of the Spinco New Debt.

(20)      “Chosen Courts” shall have the meaning set forth in Section 8.14.

(21)      “Closing” shall have the meaning set forth in the Merger Agreement.

(22)      “Closing Statement” shall have the meaning set forth in Section 3.4(a)(i).

(23)      “Closing Working Capital” shall mean an amount equal to: (i) Spinco Current Assets; minus (ii) Spinco Current Liabilities, in each case, prepared in accordance with the Accounting Principles determined in a form and format consistent with the example calculation of Closing Working Capital set forth on Schedule 1.1(23), in each case, only to the extent composed of Spinco Assets or Spinco Liabilities. For the avoidance of doubt, Closing Working Capital shall not include any proceeds of the Spinco New Debt, nor any amounts taken into account in the calculation of the Spinco Cash Amount, Spinco Indebtedness or Unfunded Pension Liabilities.

(24)      “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

(25)      “Commission” shall mean the United States Securities and Exchange Commission.

(26)      “Competing RMT Partner Business” shall have the meaning set forth in Section 2.13(a)(i).

(27)      “Confidential Information” shall mean all information and materials (including trade secrets, software programs, intellectual property, data files, source code, computer chips, system designs and product designs, whether or not marked as confidential, whether furnished before or after the date hereof, whether oral, written or electronic, and regardless of the manner in which it is furnished, together with any notes, reports, summaries, analyses, compilations, forecasts, studies, interpretations, memoranda or other materials) (i) with respect to RMT Partner and Spinco (and members of their respective Groups), that relates to RMT Partner, the RMT Partner Group, the Spinco Group, Spinco Business, any Spinco Assets or any Spinco Liabilities or that was acquired by Remainco or any member of its Group after the Separation Effective Time pursuant to Article V or otherwise in accordance with this Agreement or any Ancillary Agreement and (ii) with respect to Remainco (and any member of its Group), that relates to the Remainco Group, the Remainco Retained Business, any Remainco Retained Assets or any Remainco Retained Liabilities or that was acquired by RMT Partner or Spinco (or any member of their respective Groups) after the Separation Effective Time pursuant to Article V or otherwise in accordance with this Agreement or any Ancillary Agreement; except for any information or materials that (A) was or becomes available to the receiving Party or any of its Representatives on a non-confidential basis from a source other than the disclosing Party or any of its Representatives; provided that, such other source is not known by the receiving Party or any of its Representatives to be bound by a confidentiality obligation to the disclosing Party or any of its Affiliates, (B) was or becomes generally available to the public (other than as a result of a breach by the receiving Party or any of its Representatives of this Agreement or a violation by the receiving Party or any of its Representatives of any other non-use or confidentiality obligation to the disclosing Party or any of its Affiliates), (C) was previously in the possession of the receiving Party or any of its Representatives prior to disclosure to the receiving Party or its Representatives; provided that, such information or materials is not known by the receiving Party or any of its Representatives to be subject to another confidentiality agreement or other obligation of secrecy to the disclosing Party or any of its Affiliates or (D) is or was independently developed by the receiving Party or any of its Representatives without derivation from, reference to or reliance upon, or using in any manner, the Confidential Information and without violating any of the confidentiality obligations under this Agreement. It is understood that, with respect to the confidentiality obligations of Remainco and the Remainco Group, on the one hand, and the confidentiality obligations of Spinco and the Spinco Group, on the other hand, information or materials known to one Group as a result of the association of such Groups prior to the Separation Effective Time shall be deemed to have been furnished on a confidential basis and that the Group as to which such information pertains shall be deemed to have been the disclosing Party for purposes of this definition, and the Group to which such Information becomes known shall be deemed to be the receiving Party for purposes of this definition.

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(28)      “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

(29)      “Continuing Arrangements” shall mean:

(i)            this Agreement and the Ancillary Agreements (and each other Contract expressly contemplated by this Agreement or any Ancillary Agreement to be entered into or continued by any of the Parties or any of the members of their respective Groups); and

(ii)           any Contracts or intercompany accounts solely between or among members of the Spinco Group.

(30)      “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, or legally binding commitment or undertaking of any nature, but excluding any Benefit Arrangement and any insurance policy funding benefits under any Benefit Arrangement.

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(31)      “Conveyancing and Assumption Instruments” shall mean, collectively, the various Contracts, including the related local asset transfer agreements, local assumption agreements, local stock transfer agreements, and other documents entered into prior to the Separation Effective Time or to be entered into to effect the Transfer of Assets and the Assumption of Liabilities in the manner contemplated by this Agreement.

(32)      “Copyrights” shall have the meaning set forth in Section 1.1(66)(iii).

(33)      “Credit Support Instruments” shall mean any letters of credit, performance bonds, surety bonds, bankers’ acceptances, or other similar arrangements.

(34)      “Debtco” has the meaning set forth in Section 3.1(a).

(35)      “Defined Benefit Pension Plans” shall mean the Spinco Pension Plan and each other Spinco Benefit Arrangement (each as defined in the Employee Matters Agreement) that is a defined benefit pension plan.

(36)      “Disputed Items” shall have the meaning set forth in Section 3.4(b)(ii).

(37)      “Distribution Date” shall mean the date, as shall be determined by the Remainco Board (or its designee), on which the Distributions occur.

(38)      “Distributions” shall have the meaning set forth in Section 3.1(a)(iv).

(39)      “Effective Time” shall have the meaning set forth in the Merger Agreement.

(40)      “Employee Matters Agreement” shall mean the Employee Matters Agreement, dated as of the date hereof, by and among Remainco, Spinco and RMT Partner and attached hereto as Exhibit F.

(41)      “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, deed of trust, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

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(42)      “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

(43)      “Environmental Law” shall mean all Legal Requirements relating to pollution or the protection of human health or safety, the environment or natural resources, including Legal Requirements relating to the exposure to, or Release, threatened Release or the presence of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, recycling, storage, transport or handling of Hazardous Substances and all Legal Requirements with regard to recordkeeping, notification, packaging, registration, labeling, disclosure and reporting requirements respecting Hazardous Substances, and all Legal Requirements relating to the protection of endangered or threatened species of fish, wildlife and plants.

(44)      “Environmental Permit” shall mean any Permit issued by any Governmental Body pursuant to Environmental Laws.

(45)      “Exchange Agent” shall mean a nationally recognized bank or trust company reasonably acceptable to both Parties, as appointed pursuant to the Merger Agreement.

(46)      “Final Adjustment Amount” shall have the meaning set forth in Section 3.4(c).

(47)      “First Distribution” shall have the meaning set forth in Section 3.1(a).

(48)      “Former Business” shall mean any Entity, division, business unit or business (in each case, including any assets and liabilities comprising the same) that has been sold, conveyed, assigned, transferred or otherwise disposed of or divested (in whole or in part) to a Person that is not a member of the Spinco Group or the Remainco Group or the operations, activities or production of which has been discontinued, abandoned, completed or otherwise terminated (in whole or in part), in each case, prior to the Separation Effective Time.

(49)      “Former Spinco Sites” shall mean any site formerly owned, leased, operated or occupied in connection with the Spinco Business or a Spinco Former Business.

(50)      “GAAP” means U.S. generally accepted accounting principles.

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(51)      “Governmental Authorization” shall mean any: (i) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (ii) right under any Contract with any Governmental Body.

(52)      “Governmental Body” shall mean any: (i) nation, state, commonwealth, province, territory, county, political subdivision, municipality, district, judiciary, executive branch, legislature or other jurisdiction of any nature; (ii) federal, state, local, municipal, domestic, foreign, multinational or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (iv) self-regulatory organization (including the New York Stock Exchange).

(53)      Reserved.

(54)      “Group” shall mean (i) with respect to Remainco, the Remainco Group, (ii) with respect to Spinco, the Spinco Group and (iii) with respect to RMT Partner, the RMT Partner Group.

(55)      “Guaranteed Obligations” shall have the meaning set forth in Section 2.18.

(56)      “Guaranty Release” shall have the meaning set forth in Section 2.11(b).

(57)      “Hazardous Substance” shall mean (a) any substances defined, listed, classified or regulated as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” “radioactive materials,” or designations of similar import under any Environmental Law, (b) petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, asbestos or asbestos-containing materials, per- and polyfluoroalkyl substances, including PFOA, PFOS, GenX, pesticides, radon, urea formaldehyde, mold, lead or lead-containing materials, or (c) any other chemical, material or substance that is regulated or for which Liability can be imposed under any Environmental Law.

(58)      “Indebtedness”, with respect to any Person, means, without duplication, and including the principal of and any accrued and unpaid interest and accrued and unpaid commitment fees thereon, premiums, penalties, costs payable in connection with payment or prepayment (including any breakage costs, prepayment or early termination penalties, foreign currency charges or conversion expenses), fees or other amounts owing in respect of the aggregate amount outstanding with respect to any of the following of such Person: (i) obligations for borrowed money; (ii) obligations evidenced by bonds, debentures, notes, debt securities or other similar instruments; (iii) obligations under any letters of credit, performance bonds, surety bonds, bankers acceptances or similar instruments to the extent drawn and not reimbursed, (iv) obligations under leases which have been, or are required to be in accordance with GAAP, capitalized leases, (v) obligations pursuant to, or under, any interest rate, currency, commodity or other swap, collar, cap, derivative or other hedging or similar agreements or arrangements, (vi) obligations in respect of the deferred purchase price of property and services, including any earn-out or similar obligations; (vii) any guaranties of, or any Encumbrance affecting such Person or its assets (including, in respect of the Spinco Group, the Spinco Assets) relating to, any obligations of the types described in the preceding clauses (i) – (vi), inclusive, of any other Person.

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(59)      “Indemnifiable Loss” and “Indemnifiable Losses” shall mean any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the costs and expenses of any and all Legal Proceedings and demands, assessments, judgments, settlements and compromises relating thereto) provided, however, that “Indemnifiable Loss” and “Indemnifiable Losses” shall not include any (i) punitive, special or exemplary damages or damages based on a multiple (including any multiple based on earnings or profits) or (ii) any speculative damages or damages that are not reasonably foreseeable, in each case, except to the extent awarded by a court of competent jurisdiction in connection with a Third-Party Claim.

(60)      “Indemnifying Party” shall have the meaning set forth in Section 4.4(a).

(61)      “Indemnitee” shall have the meaning set forth in Section 4.4(a).

(62)      “Indemnity Payment” shall have the meaning set forth in Section 4.7(a).

(63)      “Information” shall mean information, content, and data in written, oral, electronic, computerized, digital or other tangible or intangible media, including (i) books and records, whether accounting, legal or otherwise, ledgers, studies, reports, surveys, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, marketing plans, personal information of customers (including prospects), including customer names and contact information, and employee files and information, technical information relating to the design, operation, testing, test results, development, and manufacture of any Party’s or its Group’s product or facilities (including product or facility specifications and documentation); engineering, design, and manufacturing drawings, diagrams, layouts, maps and illustrations; formulations and material specifications; laboratory studies and benchmark tests; quality assurance policies, procedures and specifications; evaluation and/validation studies; process control and/or shop-floor control strategies, logic or algorithms; databases; product costs, margins and pricing; as well as product marketing studies and strategies; all other methodologies, procedures, techniques and Know-How related to research, engineering, development and manufacturing; communications, correspondence, materials, product literature, artwork, files and documents; and (ii) financial and business information, including earnings reports and forecasts, macro-economic reports and forecasts, cost information (including supplier records and lists), sales and pricing data, business plans, market evaluations, surveys, credit-related information, and other such information as may be needed for reasonable compliance with reporting, disclosure, filing or other requirements, including under applicable securities laws or regulations of securities exchanges.

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(64)      “Insurance Policies” shall mean all insurance contracts of any kind (including claim administration contracts, but excluding insurance contracts funding benefits under any Benefit Arrangement), including primary, excess and umbrella policies, commercial general liability policies, fiduciary liability, directors’ and officers’ liability, automobile, property and casualty, workers’ compensation and employee dishonesty insurance policies and bonds (excluding Self-Insurance), together with the rights, benefits and privileges thereunder of any kind.

(65)      “Insurance Proceeds” shall mean those monies (i) received by an insured from an insurance carrier, (ii) paid by an insurance carrier on behalf of the insured or (iii) received (including by way of setoff) from any third Person in the nature of insurance, contribution or indemnification in respect of any Liability; in any such case net of any applicable premium adjustments (including reserves and retrospectively-rated premium adjustments) and net of any costs or expenses, including Taxes, incurred in connection with the receipt thereof but for the avoidance of doubt, excluding proceeds or payments from Self-Insurance.

(66)      “Intellectual Property” shall mean all U.S. and foreign intellectual property and intellectual property and rights analogous thereto of any kind or nature, including all: (i) trademarks, trade dress, service marks, certification marks, logos, slogans, design rights, names, brand names, corporate names, trade names, internet domain names, social media accounts/handles and addresses and other similar designations of source or origin, together with the goodwill associated with the use of and symbolized by any of the foregoing (collectively, “Trademarks”); (ii) patents and patent applications, industrial property rights, and any and all related national or international counterparts thereto, including any renewals, divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutions, and extensions thereof (collectively, “Patents”); (iii) copyrights, copyrightable subject matter, and works of authorship, whether copyrightable or not (collectively, “Copyrights”); (iv) trade secrets, and all other confidential or proprietary information, know-how, inventions (whether or not patentable), discoveries, improvements, processes, formulae (including product formulations), data, models, methodologies, inventor’s notes, specifications, designs, plans, proposals and technical data, business and marketing plans, market know-how and customer lists and information (collectively, “Know-How”); (v) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof (collectively, “Software”); (vi) applications and registrations for the foregoing; (vii) rights, titles and interests in or relating to any of the foregoing, whether protected, created or arising under the laws of the U.S. or any foreign jurisdiction; (viii) royalties, fees, income, payments, and other proceeds now or hereafter due or payable with respect to any of the foregoing; and (ix) claims, causes of action, and remedies including claims for damages, restitution, and injunctive or other legal or equitable relief against past, present, and future infringement, misappropriation, or other violation relating to any of the foregoing.

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(67)      “Intellectual Property Agreements” shall mean all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, whether written or oral relating to any of the Spinco IP.

(68)      “Intellectual Property Matters Agreement” shall mean the Intellectual Property Matters Agreement between Remainco and Spinco, dated as of the date hereof and attached hereto as Exhibit D.

(69)      “Intercompany Account” shall mean any receivable, payable or loan between any member of the Remainco Group, on the one hand, and any member of the Spinco Group, on the other hand, in effect at or immediately prior to the Separation Effective Time, except for any such receivable, payable or loan that arises pursuant to any Continuing Arrangement and provided that, for avoidance of doubt, guarantees and Credit Support Instruments described in Section 2.11 shall not be considered Intercompany Accounts.

(70)      “Intermediateco” shall have the meaning set forth in the Recitals.

(71)      “Internal Restructuring” shall mean the allocation and transfer or assignment of Assets and Liabilities in accordance with the terms of this Agreement, including by means of the Conveyancing and Assumption Instruments and/or pursuant to the Spinco Contribution, resulting in (i) the Spinco Group owning and operating the Spinco Business (through its ownership and Assumption of the Spinco Assets and Spinco Liabilities), and (ii) the Remainco Group continuing to own and operate the Remainco Retained Business, in each case, in accordance with the Separation Plan (as the same may be updated in accordance with this Agreement) or, with respect to transfers of Spinco Assets (other than those assets set forth in Section (131)(i), which are addressed in Section 2.1(a)) not contemplated by the Separation Plan, in such manner as Remainco and RMT Partner may reasonably agree.

(72)      “IT Assets” shall mean all computer systems, telecommunications equipment, internet protocol addresses, data rights, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems and documentation, reference, resource and training materials relating thereto.

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(73)      “Know-How” shall have the meaning set forth in Section 1.1(66)(iv).

(74)      “Land Commitment Letter” shall have the meaning set forth in the Merger Agreement.

(75)      “Legal Proceeding” shall mean any action, complaint, suit, demand, claim, countersuit, litigation, subpoena, case, mediation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, review, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body, or grand jury, or mediation tribunal, or any arbitrator or arbitration panel.

(76)      “Legal Requirement” shall mean any federal, state, local, municipal, provincial, domestic, foreign, multinational or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, binding directives, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

(77)      “Liabilities” or “Liability” shall mean any and all liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Legal Requirement (including Environmental Law), Legal Proceeding, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Body and those arising under any Contract or any fines, damages or equitable relief which may be imposed and including all costs and expenses related thereto.

(78)      “Merger” shall have the meaning set forth in the Recitals.

(79)      “Merger Agreement” shall have the meaning set forth in the Recitals.

(80)      “Merger Sub” shall have the meaning set forth in the Recitals.

(81)      “Minimum Cash Amount” mean $192,500,000.

(82)      “Notice of Objection” shall have the meaning set forth in Section 3.4(b)(i).

(83)      “Other Party’s Auditors” shall have the meaning set forth in Section 5.2(a)(i).

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(84)      “Party” and “Parties” shall have the respective meanings set forth in the Preamble.

(85)      “Patents” shall have the meaning set forth in Section 1.1(66)(ii).

(86)      “Permit” shall mean any permit, license, certificate, authorization, waiver, consent, authorization, approval, registration, filing, qualification, franchise or other similar consent granted or issued by any Governmental Body.

(87)      “Person” shall mean any natural person, Entity or Governmental Body.

(88)      “Post-Closing Claims” shall have the meaning set forth in Section 6.1(c).

(89)      “Pre-Closing Occurrence-Based Policies” shall have the meaning set forth in Section 6.1(c).

(90)      “Privilege” shall have the meaning set forth in Section 5.7(a)(i).

(91)      “Privileged Information” shall means Information that is subject to Privilege.

(92)      “Real Estate Matters Agreement” shall mean the Real Estate Matters Agreement between Remainco, Spinco and RMT Partner, dated as of the date hereof and attached hereto as Exhibit C.

(93)      “Record Date” shall mean the close of business on date determined by the Remainco Board to be the record date for determining the holders of Remainco Common Stock entitled to receive Spinco Common Stock in the Spin-Off.

(94)      “Record Holders” shall mean holders of Remainco Common Stock on the Record Date.

(95)      “Records” shall mean any Contracts, documents, books, records or files.

(96)      “Release” shall mean any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

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(97)      “Remainco” shall have the meaning set forth in the Preamble.

(98)      “Remainco Accounts” shall have the meaning set forth in Section 2.6(a).

(99)      “Remainco Asset Transferee” shall mean any Entity that is or will be a member of the Remainco Group to which Remainco Retained Assets shall be or have been transferred, directly or indirectly, at or prior to the Separation Effective Time by an Asset Transferor (or which assets are already held by such Entity) in order to consummate the transactions contemplated hereby or by any Ancillary Agreement.

(100)    “Remainco Board” shall have the meaning set forth in the Recitals.

(101)    “Remainco Common Stock” shall mean the common stock of Remainco, par value $0.01 per share.

(102)    “Remainco CSIs” shall have the meaning set forth in Section 2.11(d).

(103)    “Remainco Group” shall mean (i) Remainco, the Remainco Retained Business and each Entity that is a Subsidiary of Remainco as of immediately following the Separation Effective Time and (ii) each Entity that becomes a Subsidiary of Remainco after the Separation Effective Time.

(104)    “Remainco Indemnitees” shall mean each member of the Remainco Group from and after the Separation Effective Time and all Persons who are or have been stockholders, directors, partners, managers, managing members, officers, agents or employees of any member of the Remainco Group, and each of their respective successors and permitted assigns, except, for the avoidance of doubt, the Spinco Indemnitees.

(105)    “Remainco Insurance Policies” shall mean Insurance Policies of any member of the Remainco Group.

(106)    “Remainco Released Liabilities” shall have the meaning set forth in Section 4.1(a)(i).

(107)    “Remainco Restricted Business” shall have the meaning set forth in Section 2.13(d)

(108)    “Remainco Retained Assets” shall mean:

(i)            the categories of Assets listed or described on Schedule 1.1(108)(i) (“Retained Tangible Assets”) located at any Spinco Site, which are to be retained by any member of the Remainco group;

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(ii)           any and all Assets that are expressly contemplated by this Agreement or any Ancillary Agreement as Assets to be retained by Remainco or any other member of the Remainco Group;

(iii)          any and all Assets that are owned, leased, or licensed or contracted for, at or prior to the Separation Effective Time, by Remainco and/or any of its Subsidiaries, that are not Spinco Assets;

(iv)          any and all Assets that are acquired or otherwise become an Asset of the Remainco Group after the Separation Effective Time;

(v)           any and all Remainco Retained IP;

(vi)          all IT Assets other than Spinco IP or Spinco IT Assets;

(vii)         (A) the employment and personnel records of Remainco’s and its Affiliates’ employees who are not Spinco Transferred Employees (as defined in the Employee Matters Agreement) and (B) any employment and personnel records of the Spinco Transferred Employees, the transfer of which is prohibited by law or otherwise by reason of any agreement with Spinco Transferred Employees or any Person representing any of them;

(viii)        subject to any rights set forth in the Tax Matters Agreement, all financial and Tax records relating to the Spinco Business that form part of the general ledger of Remainco or any of its Affiliates (other than the members of the Spinco Group), any working papers of Remainco’s auditors, and any other Tax records (including accounting records) of Remainco or any of its Affiliates (other than the members of the Spinco Group);

(ix)          other than rights to enforce the confidentiality provisions of any confidentiality, non-disclosure or other similar Contracts to the extent related to Confidential Information of the Spinco Business, and subject to and except as otherwise provided in Section 5.7, all confidential attorney-client privileged communications with legal counsel representing Remainco or its Affiliates occurring on or prior to the Separation Effective Time and relating to the negotiation and consummation of the transactions contemplated by this Agreement and the right to assert the attorney-client privilege with respect thereto;

(x)           any information regarding bids received from third parties and confidential analyses relating to the potential divestiture of all or part of the Spinco Business;

(xi)          any Remainco Retained Contracts;

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(xii)         the portion of any Shared Contracts not assigned to Spinco pursuant to Section 2.2, subject to the rights of Spinco and the obligations of the Parties set forth in Section 2.2;

(xiii)         (A) all Permits which have been issued by any Governmental Body that are related to the Spinco Business but are not transferable (subject to Section 2.5) and (B) the Permits set forth on Schedule 1.1(108)(xiii);

(xiv)         (A) the offices, manufacturing facilities and other owned real property allocated to a member of the Remainco Group pursuant to the Real Estate Matters Agreement and (B) the leases, subleases, licenses or other agreements governing the leased real property allocated to a member of the Remainco Group pursuant to the Real Estate Matters Agreement in each case, subject to the terms and conditions of the Real Estate Matters Agreement;

(xv)          all Cash Equivalents (except for the Spinco Cash Amount); and

(xvi)         any and all Remainco Insurance Policies.

(109)    “Remainco Retained Business” shall mean (i) those businesses operated by the Remainco Group prior to the Separation Effective Time other than the Spinco Business and (ii) those businesses acquired or established by or for any member of the Remainco Group after the Separation Effective Time.

(110)    “Remainco Retained Contracts” shall have the meaning set forth in Section 1.1(131)(v).

(111)    “Remainco Retained IP” shall mean all Intellectual Property owned or controlled by the Remainco Group, other than Spinco IP, including (i) the Intellectual Property listed on Schedule 1.1(111)(i) and (ii) any Intellectual Property licensed to Spinco or the Spinco Group pursuant to the Intellectual Property Matters Agreement.

(112)    “Remainco Retained Liabilities” shall mean:

(i)            all Liabilities of Remainco or its Subsidiaries to the extent such Liabilities are not Spinco Liabilities as of the Separation Effective Time;

(ii)           Liabilities for Indebtedness of Remainco, the Remainco Group, Spinco or the Spinco Group (other than Spinco Indebtedness, the Spinco New Debt and Indebtedness solely between or among members of the Spinco Group);

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(iii)          all Liabilities (including those relating to fees, commissions or expenses owed to any broker, finder, investment banker, accountant, attorney or other intermediary or advisor engaged by any member of the Remainco Group or, to the extent the relevant engagement was entered into prior to the Separation Effective Time, any member of the Spinco Group) incurred by or on behalf of any member of the Remainco Group or, prior to the Separation Effective Time, the Spinco Group, in connection with the transactions contemplated by this Agreement or the Ancillary Agreements (other than, for the avoidance of doubt, to the extent otherwise provided in the Merger Agreement or any Ancillary Agreement); provided that the foregoing shall not include any fees, commissions or expenses with respect to the Spinco New Debt;

(iv)          all Liabilities to the extent relating to or arising out of the conduct and operation of any business (other than the Spinco Business) of the Remainco Group, whether prior to, at or after the Separation Effective Time; and any Liability relating to, arising out of or resulting from any act or failure to act by any directors, officers, partners, managers, employees or agent of any member of the Remainco Group or liability of any director, officer or manager of Remainco or any of its Subsidiaries to the stockholders of Remainco (whether or not such act or failure to act is or was within such Person’s authority) relating to acts or omissions at or prior to the Separation Effective Time;

(v)           any Liabilities to the extent relating to or arising out of the ownership, operation or use of any Remainco Retained Asset, whether before or after the Separation Effective Time;

(vi)          all Liabilities to the extent arising under the allocated portion of any Shared Contract in accordance with Section 2.2 or any Remainco Retained Contract or other Contract that is assigned to a member of the Remainco Group;

(vii)         all Liabilities set forth on Schedule 1.1(112)(vii); and

(viii)        all other Liabilities of Remainco and its Subsidiaries that are expressly contemplated by this Agreement or any other Ancillary Agreement as Liabilities to be retained or assumed by Remainco or any other member of the Remainco Group.

(113)    “Representatives” shall mean with respect to an Entity, the directors, officers, other employees, agents, attorneys, accountants, investment bankers and other advisors and representatives of such Entity.

(114)    “Resolution Period” shall have the meaning set forth in Section 3.4(b)(ii).

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(115)    “Retained Tangible Assets” shall have the meaning set forth in Section 1.1(108)(i).

(116)    “RMT Partner” shall have the meaning set forth in the Preamble.

(117)    “RMT Partner Group” shall mean RMT Partner and each Entity that is or becomes a Subsidiary of RMT Partner (including, after the Effective Time, the Spinco Group).

(118)    “RMT Partner Restricted Business” shall have the meaning set forth in Section 2.13(a).

(119)    “Second Distribution” shall have the meaning set forth in Section 3.1(a).

(120)    “Securitization Agreements” shall mean each of (i) that certain Amended and Restated Receivables Sale and Servicing Agreement dated as of September 25, 2020, by and among each of the parties thereto from time to time as originators, Rexnord Funding LLC, and Rexnord Industries, LLC, and (ii) that certain Receivables Funding and Administration Agreement dated as of September 25, 2020, by and among Rexnord Funding LLC, the financial institutions signatory thereto from time to time as lenders, and Mizuho Bank, LTD.

(121)    “Self-Insurance” shall mean any portion of risk that is not financially transferred to a third party unaffiliated insurance company, and shall include, without limitation, deductibles, self-insured retentions, and captive insurance.

(122)    “Separation Effective Time” shall mean the time the Spin-Off occurs on the Distribution Date.

(123)    “Separation Plan” shall mean the Separation Plan set forth as Exhibit B hereto, as amended, supplemented or modified from time to time in accordance with this Section 1.1(123). From the date of this Agreement, Remainco shall promptly provide to RMT Partner any information that RMT Partner reasonably requests in order to assess any potential changes or amendments to the Separation plan to be proposed by Remainco. Remainco may amend, supplement or modify the Separation Plan; provided, however, any material amendment, supplementation or modification of the Separation Plan, including any amendment, supplementation or modification of the Separation Plan that could affect the conditions precedent to the Merger or the Distributions, impact the ability of the Spinco Group, the Spinco Business or the RMT Partner Group to obtain financing, or adversely affect the tax position of the Spinco Group, the Spinco Business or RMT Partner, shall require the prior written consent of the RMT Partner (such consent not to be unreasonably withheld, conditioned or delayed).

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(124)    “Shared Contract” means those Contracts (or categories of Contracts, as applicable) set forth in Schedule 2.2(a).

(125)    “Software” shall have the meaning set forth in Section 1.1(66)(v).

(126)    “Spin-Off” shall have the meaning set forth in Section 3.1(a).

(127)    “Spinco” shall have the meaning set forth in the Preamble.

(128)    “Spinco Accounts” shall have the meaning set forth in Section 2.6(a).

(129)    “Spinco Asbestos Product Liabilities” shall mean any Liabilities on account of or related to asbestos or silica actually or allegedly arising out of, or relating to, any product actually or alleged to have been manufactured, sold, or distributed by or on behalf of the Spinco Group, any alleged predecessor of the Spinco Group or a Spinco Former Business.

(130)    “Spinco Asset Transferee” shall mean any Entity that is or will be a member of the Spinco Group to which Spinco Assets shall be or have been transferred, directly or indirectly, at or prior to the Separation Effective Time by an Asset Transferor in order to consummate the transactions contemplated hereby or by any Ancillary Agreement.

(131)    “Spinco Assets” shall mean, without duplication, and excluding any Remainco Retained Assets, the following:

(i)            all interests in the capital stock of, or any other equity interests in, the members of the Spinco Group held, directly or indirectly, by Remainco immediately prior to the First Distribution (other than Spinco);

(ii)           all Spinco Current Assets;

(iii)          any and all Assets that are expressly provided by this Agreement or any Ancillary Agreement as Assets which have been or are to be Transferred to or retained by any member of the Spinco Group;

(iv)          (A) the offices, manufacturing facilities, warehouse facilities and repair facilities set forth on Schedule 1 of the Real Estate Matters Agreement, (B) the owned real property allocated to a member of the Spinco Group pursuant to the Real Estate Matters Agreement and (C) the leases, subleases, licenses or other agreements governing the leased real property allocated to a member of the Spinco Group pursuant to the Real Estate Matters Agreement, in each case, subject to the terms and conditions of the Real Estate Matters Agreement;

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(v)           All Contracts that are primarily related to and primarily used in the Spinco Business (other than (A) those contracts listed on Schedule 1.1(131)(v)(A) (the “Remainco Retained Contracts”), (B) Intellectual Property Agreements, which are addressed in Section 1.1(131)(viii) below and (C) Shared Contracts which are addressed in Section 1.1(131)(vii) below), in each case, any rights or claims arising thereunder;

(vi)          those Contracts set forth in Schedule 1.1(131)(vi);

(vii)         the portion of any Shared Contracts assigned to Spinco pursuant to Section 2.2, subject to the rights of Remainco and the obligations of the Parties set forth in Section 2.2 and, in each case, any rights or claims arising thereunder;

(viii)        all Intellectual Property (other than Patents) and Intellectual Property Agreements to the extent related to the Spinco Business, other than Remainco Retained IP, including the Intellectual Property applications, issuances and registrations set forth on Schedule 1.1(131)(viii) (together with the Spinco Patents, the “Spinco IP”) other than any Shared Contracts or Remainco Retained Contracts which are addressed in Section 1.1(131)(vii) and Section 1.1(131)(v) respectively;

(ix)          all Patents to the extent related to the Spinco Business, other than Remainco Retained IP, including the Patents set forth on Schedule  1.1(131)(ix) (the “Spinco Patents”) other than any Shared Contracts or Remainco Retained Contracts which are addressed in Section 1.1(131)(vii) and Section 1.1(131)(v) respectively;

(x)           all Permits which have been issued by any Governmental Body and (A) which relate primarily to, or are used primarily in, the Spinco Business or (B) which are primarily associated with or related to any Spinco Site, but, in the case of each of clauses (A) and (B), only to the extent transferable;

(xi)          all Information to the extent related to the Spinco Business;

(xii)         excluding any Intellectual Property (which is addressed in Section 1.1(131)(viii) and Section 1.1(131)(ix)), all IT Assets to the extent exclusively used or exclusively held for use in the Spinco Business, all IT Assets allocated to the Spinco Business pursuant to any plan developed by the Parties for the Systems Separation in accordance with Section 2.16, including the IT Assets listed (or the general categories of which are listed) on Schedule  1.1(131)(xii) (“Spinco IT Assets”) (and other than Shared Contracts or Remainco Retained Contracts which are addressed in Section 1.1(131)(vii) and Section 1.1(131)(v) respectively);

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(xiii)         excluding any IT Assets and Retained Tangible Assets, all fixtures, machinery, equipment, tools, automobiles, trucks and other transportation equipment, office equipment, furnishings and other tangible property that (A) is primarily used in the Spinco Business or (B) is located at a Spinco Site; “Spinco Site” shall mean a physical site of which the ownership or a leasehold or subleasehold interest is being transferred to or retained by a member of the Spinco Group pursuant to the Real Estate Matters Agreement, other than those sites set forth on Schedule 3 of the Real Estate Matters Agreement which are subject to a subdivision, a lease or sublease back to a member of the Remainco Group as of the Separation Effective Time, in each case excluding Retained Tangible Assets and any such tangible property owned by Persons other than Remainco and its Subsidiaries as of immediately prior to the Separation Effective Time;

(xiv)         any and all goodwill of the Spinco Business and Spinco IP;

(xv)          all rights to causes of action, lawsuits, judgments, claims and demands, and recoveries from third parties in respect thereof, in each case, to the extent related to the Spinco Business;

(xvi)         the Spinco Cash Amount and all bank accounts, lock boxes and other deposit arrangements to the extent used in, held for use in or related to the Spinco Business; and

(xvii)        subject to Section 6.1 (including any limitations or obligations of any member of the RMT Partner Group or Spinco Group thereunder) and subject to the terms of the applicable Remainco Insurance Policies, the rights of any member of the Spinco Group under any Pre-Closing Occurrence-Based Policies (it being understood that any retrospective premiums, deductibles or other similar obligations arising from any claim(s) by or on behalf of any Spinco Group member under such Pre-Closing Occurrence- Based Policies shall be borne by the RMT Partner Group); provided further that nothing in this clause (xvii) shall be deemed to constitute (or to reflect) an assignment of any or all of such Pre-Closing Occurrence-Based Policies themselves (as distinguished from a grant of a right to access coverage under such Pre-Closing Occurrence-Based Policies for the Spinco Liabilities, as provided in Section 6.1), to Spinco or any member of the Spinco Group; and

(xviii)       all other Assets (other than any Assets that are listed in clauses (i) through (xvii) of this Section 1.1(131)), each of which are subject to the qualifications in this definition of “Spinco Assets”) that are held by the Spinco Group or the Remainco Group immediately prior to the Separation Effective Time that primarily relate to or are primarily used by the Spinco Business as conducted immediately prior to the Separation Effective Time.

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Notwithstanding anything to the contrary herein, for the avoidance of doubt, the Spinco Assets shall not include (i) any Assets that are expressly provided by this Agreement or by any Ancillary Agreement (or the Schedules hereto or thereto) as Assets to be retained by or Transferred to any member of the Remainco Group (including all Remainco Retained Assets).

(132)    “Spinco Borrower” shall have the meaning set forth in Section 3.3.

(133)    “Spinco Business” shall mean the business of designing, manufacturing, marketing, distributing and selling power transmission components which consist of industrial bearings, aerospace bearings, gears, and seals, conveyor belts, conveyor chains, conveying components, industrial chain, couplings, gear drives and related components and power transmission drive components, such as brakes, shaft locking devices, clutches, and torque limiters, and marketing and selling services related to each of the foregoing, as conducted by Remainco or any of its Affiliates as of immediately prior to the Separation Effective Time.

(134)    “Spinco Cash Amount” shall mean the aggregate amount of Cash Equivalents in accounts held by a member of the Spinco Group as of immediately prior to the Calculation Measurement Time (without giving effect to the Cash Payment); provided, however, that the term “Spinco Cash Amount” shall not include any proceeds of the Spinco New Debt. For the avoidance of doubt, the Spinco Cash Amount shall not include any amounts taken into account in the calculation of Closing Working Capital.

(135)    “Spinco Common Stock” shall mean the common stock of Spinco, par value $0.01 per share.

(136)    “Spinco Contribution” shall mean the Transfer of Assets from the applicable member of the Remainco Group to Spinco and the Assumption of Liabilities by Spinco from the applicable members of the Remainco Group pursuant to the Internal Restructuring or otherwise arising out of or resulting from the transactions contemplated by this Agreement.

(137)    “Spinco Current Assets” shall mean the current Assets as of the Calculation Measurement Time of the Spinco Business as described on Schedule  1.1(137), but in all events excluding all Cash Equivalents.

(138)    “Spinco Current Liabilities” shall mean the current Liabilities as of the Calculation Measurement Time of the Spinco Business as described on Schedule  1.1(138), subject to any discharge of any of such Liabilities subsequent to the date hereof.

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(139)    “Spinco Environmental Matters” shall mean: (i) any actual or alleged violation of, breach of or non-compliance with any Environmental Laws or Environmental Permits by or relating to the Spinco Group (or any predecessor thereto), the Spinco Business or any Spinco Former Business; (ii) the presence, Release or threatened Release of or exposure to any Hazardous Substance at, to, on, in, under or from any Spinco Site or Former Spinco Site; (iii) the transportation, treatment, storage, handling, Release or disposal of any Hazardous Substance or the arrangement for such activities at or to any off-site location by or on behalf of the Spinco Group (or any of their predecessors), the Spinco Business or any Spinco Former Business; and (iv) any agreement or operation of law pursuant to which the Spinco Group has or may become liable for any of the foregoing, including as successor in interest under any agreements pursuant to which the Spinco Group or Remainco Group or any of their respective predecessors has retained Liability or provided an indemnification with respect to a counterparty, which Liability would fall within the scope of clauses (i) – (iii) above.

(140)    “Spinco Former Businesses” shall mean (i) any Former Business that, at the time of sale, conveyance, assignment, transfer, disposition, divestiture (in whole or in part) or discontinuation, abandonment, completion or termination of the operations, activities or production thereof, was operated or managed by, or associated with, the Spinco Business as then conducted; and (ii) any predecessor business of the Spinco Group (or Remainco on behalf of the Spinco Group).

(141)    “Spinco Group” shall mean Spinco and each Entity that is a Subsidiary of Spinco as of immediately prior to the Effective Time (but after giving effect to the Internal Restructuring), and each Entity that becomes a Subsidiary of Spinco after the Effective Time.

(142)    “Spinco Indebtedness” shall mean the amount of Indebtedness of each member of the Spinco Group as of immediately prior to the Calculation Measurement Time; provided, however, that the term “Spinco Indebtedness” shall not include (i) any Indebtedness between wholly owned members of the Spinco Group; (ii) the Spinco New Debt; or (iii) the amounts included as a Spinco Current Liability in Closing Working Capital.

(143)    “Spinco Indemnitees” shall mean each member of the Spinco Group or the RMT Partner Group from and after the Separation Effective Time and all Persons who are or have been stockholders, directors, partners, managers, managing members, officers, agents or employees of any member of the Spinco Group or the RMT Partner Group, and each of their respective successors and permitted assigns.

(144)    “Spinco IP” shall have the meaning set forth in Section 1.1(131)(viii).

(145)    “Spinco IT Assets” shall have the meaning set forth in Section 1.1(131)(xii).

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(146)    “Spinco Liabilities” shall mean the following Liabilities of Remainco and its Subsidiaries, other than any Remainco Retained Liabilities:

(i)            any and all Liabilities: (a) to the extent arising out of or resulting from the operation or conduct of the Spinco Business or any Spinco Former Business, as conducted at any time prior to, at or after the Separation Effective Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent, distributor or representative (whether or not such act or failure to act is or was within such Person’s authority)) of the Spinco Group); (b) to the extent relating to the operation or conduct of any business (other than the Spinco Business) conducted by any member of the Spinco Group at any time after the Separation Effective Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent, distributor or representative (whether or not such act or failure to act is or was within such Person’s authority) of the Spinco Group); (c) to the extent arising out of or relating to any Spinco Asset (including any Former Spinco Site), whether arising before, at or after the Separation Effective Time; or (d) listed on Schedule 1.1(146)(i);

(ii)           any and all Liabilities that are expressly provided by this Agreement or any of the Ancillary Agreements as Liabilities to be assumed by Spinco or any other member of the Spinco Group, and all agreements, obligations and Liabilities of Spinco or any other member of the Spinco Group under this Agreement or any of the Ancillary Agreements;

(iii)          any and all Spinco Current Liabilities;

(iv)          any and all Liabilities relating to, arising out of, or resulting from, whether prior to, at or after the Separation Effective Time, any infringement, misappropriation or other violation of any Intellectual Property of any other Person related to the conduct of the Spinco Business;

(v)           any and all Spinco Environmental Matters;

(vi)          any and all Spinco Asbestos Product Liabilities;

(vii)         any and all Liabilities to the extent relating to, arising out of or resulting from any Legal Proceeding related to the Spinco Business, including the Legal Proceedings listed on Schedule 1.1(146)(vii);

(viii)        any Liabilities allocated to Spinco or any member of the Spinco Group pursuant to Section 2.11; and

(ix)          (A) Indebtedness solely between or among members of the Spinco Group, (B) the Spinco Indebtedness and (C) the Spinco New Debt.

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(147)    “Spinco New Debt” means the indebtedness provided by the Spinco Financing.

(148)    “Spinco Patents” shall have the meaning set forth in Section 1.1(131)(ix).

(149)    “Spinco Released Liabilities” shall have the meaning set forth in Section 4.1(a)(ii).

(150)    “Spinco Site” shall have the meaning set forth in the definition of Spinco Assets.

(151)    “Subsidiary” An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (i) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (ii) more than fifty percent (50%) of the outstanding equity, voting or financial interests in such Entity.

(152)    “Systems Separation” shall have the meaning set forth in Section 2.16.

(153)    “Target Working Capital” shall mean $213,000,000.

(154)    “Tax” or “Taxes” shall have the meaning set forth in the Tax Matters Agreement.

(155)    “Tax Contest” shall mean a pending or threatened audit, claim, suit, action, proposed assessment or other proceeding concerning Taxes.

(156)    “Tax Matters Agreement” shall mean the Tax Matters Agreement by and among Remainco, Spinco and RMT Partner, dated as of the date hereof and attached hereto as Exhibit E.

(157)    “Tax Return” shall have the meaning set forth in the Tax Matters Agreement.

(158)    “Third Distribution” shall have the meaning set forth in Section 3.1(a).

(159)    “Third-Party Agreements” shall mean any agreements, arrangements, commitments or understandings between or among a Party (or any member of its Group) and any other Persons (other than a Party or any member of its respective Group) (it being understood that to the extent that the rights and obligations of the Parties and the members of their respective Groups under any such Contracts constitute Spinco Assets or Spinco Liabilities, or Remainco Retained Assets or Remainco Retained Liabilities, such Contracts shall be assigned or retained in accordance with Article II).

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(160)    “Third-Party Claim” shall have the meaning set forth in Section 4.4(b).

(161)    “Third-Party Proceeds” shall have the meaning set forth in Section 4.7(a)(ii).

(162)    “Trademarks” shall have the meaning set forth in Section 1.1(66).

(163)    “Transaction Expenses” shall mean the following amounts to the extent that they remain unpaid as of the Calculation Measurement Time, (i) all out-of-pocket legal, accounting, financial advisory, consulting, finders and all other similar fees and expenses of third parties incurred by any member of the Spinco Group in connection with the negotiation and effectuation of this Agreement, the Merger Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby and (ii) any bonus, severance, change-in-control payments or similar payment obligations of any member of the Spinco Group triggered solely by the consummation of the transactions contemplated by this Agreement, the Merger Agreement and the Ancillary Agreements, other than any severance obligations assumed by the Spinco Group under the Employee Matters Agreement. For the avoidance of doubt, Transaction Expenses shall not include any amounts taken into account in the calculation of the Closing Working Capital, Spinco Indebtedness or Unfunded Pension Liabilities.

(164)    “Transfer” shall have the meaning set forth in Section 2.1(b); and the term “Transferred” shall have its correlative.

(165)    “Transition Services Agreement” shall mean the Transition Services Agreement by and between Remainco and Spinco, in the form attached hereto as Exhibit A.

(166)    “Treasury Regulations” shall mean the regulations promulgated under the Code.

(167)    “Unaffiliated Accounting Firm” shall have the meaning set forth in Section 3.4(b)(iii).

(168)    “Unaffiliated Actuary” shall have the meaning set forth in Section 3.4(f)(iii).

(169)    “Unfunded Pension Liabilities” shall mean the excess of (i) the total of the projected benefit obligations under the Defined Benefit Pension Plans (based on valuations calculated in accordance with the Accounting Principles, as of the Calculation Measurement Time) over (ii) the value of the assets associated with such Defined Benefit Pension Plans as of the Calculation Measurement Time (based on valuations calculated in accordance with the Accounting Principles); provided, however, that with respect to the Spinco Pension Plan, the assets used for purposes of calculating the Unfunded Pension Liabilities shall be the 414(l) Amount (as defined in the Employee Matters Agreement) as outlined in Section 5.1 of the Employee Matters Agreement, without adjustment for interest or investment returns between the Distribution Date and the ultimate Pension Transfer Date (as defined in the Employee Matters Agreement) or True-Up Date (as defined in the Employee Matters Agreement).

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(170)    “Unfunded Pension Liabilities Adjustment Amount” shall have the meaning set forth in Section 3.4(g).

(171)    “Unfunded Pension Liabilities Excess Amount” shall have the meaning set forth in Section 3.4(g).

(172)    “Unfunded Pension Liabilities Notice of Objection” shall have the meaning set forth in Section 3.4(f)(i).

(173)    “Unfunded Pension Liabilities Resolution Period” shall have the meaning set forth in Section 3.4(f)(ii).

(174)    “Unfunded Pension Liabilities Shortfall Amount” shall have the meaning set forth in Section 3.4(g).

(175)    “Unfunded Pension Liabilities Statement” shall have the meaning set forth in Section 3.4(e)(i).

Article II

THE SEPARATION

Section 2.1        Restructuring; Transfer of Assets; Assumption of Liabilities.

(a)        At or prior to the Separation Effective Time, each of Remainco and Spinco shall complete the Internal Restructuring, including by taking the actions referred to in Sections 2.1(b) and 2.1(c) below, in accordance with the Separation Plan and the terms of this Agreement. Without limiting the generality of Remainco’s other obligations in this Agreement, Remainco shall cause Spinco, immediately following the Internal Restructuring and prior to the Separation Effective Time, to own (directly or through another wholly owned Subsidiary of Spinco), free and clear of any Encumbrances (other than Encumbrances under the Spinco New Debt, applicable securities laws or any indebtedness for borrowed money of Remainco or any member of the Remainco Group that may be outstanding as of the Separation Effective Time but which indebtedness for borrowed money is terminated and released as of the Effective Time), all of the equity interests in each of the members of the Spinco Group listed on Schedule 2.1(a) and not, unless RMT Partner shall otherwise agree in writing (whose agreement shall not be unreasonably withheld, conditioned or delayed), to have any other Subsidiaries. For the avoidance of doubt, Section 2.5 shall not be deemed to excuse Remainco’s performance of its obligation pursuant to the preceding sentence.

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(b)        At or prior to the Separation Effective Time (it being understood that some of such Transfers may occur following the Separation Effective Time in accordance with Section 2.2 or Section 2.5), in connection with the Internal Restructuring, Remainco shall, and shall cause the applicable Asset Transferors to, as applicable, transfer, contribute, distribute, assign and/or convey or cause to be transferred, contributed, distributed, assigned and/or conveyed (“Transfer”) to (i) the respective Remainco Asset Transferees, all of the applicable Asset Transferors’ right, title and interest in and to the Remainco Retained Assets (to the extent not then already owned or held by a Remainco Asset Transferee) and (ii) Spinco and/or the respective Spinco Asset Transferees, all of its and the applicable Asset Transferors’ right, title and interest in and to the Spinco Assets (to the extent not then already owned by a member of the Spinco Group); and Remainco and Spinco, as applicable, shall cause the applicable Remainco Asset Transferees and Spinco Asset Transferees, as applicable, to accept from Remainco and the applicable members of the Remainco Group, and Spinco and the applicable members of the Spinco Group, as applicable, all of Remainco’s and the other members of the Remainco Group’s and Spinco’s and the other members of the Spinco Group’s, as applicable, respective direct or indirect rights, title and interest in and to the applicable Assets allocated to each of them.

(c)        Except as otherwise specifically set forth in any Ancillary Agreement, from and after the Separation Effective Time, (i) Remainco shall, or shall cause a member of the Remainco Group to, accept, assume (or, as applicable, retain) and perform, discharge and fulfill, in accordance with their respective terms (“Assume”), all of the Remainco Retained Liabilities and (ii) Spinco shall, or shall cause a member of the Spinco Group to, Assume all of the Spinco Liabilities (or to the extent already a Liability of the Spinco Group, retain), in each case, regardless of (A) when or where such Liabilities arose or arise, (B) whether the facts upon which they are based occurred prior to, at or subsequent to the Separation Effective Time, (C) where or against whom such Liabilities are asserted or determined, (D) whether arising from or alleged to arise from negligence, gross negligence, recklessness, violation of Legal Requirement, fraud or misrepresentation by any member of the Remainco Group or the Spinco Group, as the case may be, or any of their past or present respective directors, officers, employees, agents, Subsidiaries or Affiliates and (E) which Entity is named in any Legal Proceeding associated with any Liability.

(d)        In connection with the Internal Restructuring and in exchange for the Spinco Contribution, at or prior to the Separation Effective Time, Spinco shall (i) issue to Intermediateco additional shares of Spinco Common Stock such that the number of shares of Spinco Common Stock (together with such shares previously held by Intermediateco) shall be equal to the number of shares of common stock of Remainco outstanding as of the Record Date, which shares as of the date of issuance shall represent all of the issued and outstanding shares of Spinco Common Stock, and (ii) make the Cash Payment to Intermediateco.

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(e)        It is understood and agreed that certain of the Remainco Retained Assets, Remainco Retained Liabilities, Spinco Assets and Spinco Liabilities, as applicable, may already be retained by the Remainco Group or Spinco Group, as applicable, as of the Separation Effective Time and, as a result, in such cases, no additional Transfers or Assumptions, as applicable, by any member of the Remainco Group or the Spinco Group, as applicable, shall be deemed to have occurred with respect thereto pursuant to this Agreement. The Parties agree that, as of the Separation Effective Time, each of Spinco and Remainco, as applicable, shall be deemed to have acquired complete and sole beneficial ownership over all of their respective Assets, together with all rights, powers and privileges incident thereto (subject to Section 2.2 and Section 2.5(a)), and shall be deemed to have Assumed (or retained Liability for, as applicable) in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, which such Party is entitled to acquire or required to assume pursuant to the terms of this Agreement.

(f)        The Parties further agree that, except as otherwise specifically provided in the Separation Plan, no Assets or Liabilities of any Entity that is not a wholly-owned Subsidiary shall be Transferred or Assumed via an asset transfer pursuant to Section 2.1, but instead any Transfer or Assumption with respect to such Entity shall be implemented by means of a Transfer of the equity interests in such Entity pursuant to this Agreement.

Section 2.2       Treatment of Shared Contracts. Without limiting the generality of the obligations set forth in Sections 2.1(a) and 2.1(b):

(a)        Each Shared Contract set forth on Schedule 2.2(a) shall be assigned in part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, at or after the Separation Effective Time, so that each of Remainco or Spinco or the members of their respective Group as of the Separation Effective Time shall be entitled to the rights and benefits, and shall Assume the related portion of any Liabilities, inuring to their respective Businesses; provided, however, that

(x)         in no event shall any member of any such Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract which is not assignable (or cannot be amended without Consent of the counterparty to effect an assignment or other transfer) by its terms (including any terms imposing Consent requirements or conditions on an assignment or amendment where such Consents or conditions have not been obtained or fulfilled, subject to Section 2.5), and

(y)         if any Shared Contract cannot be so partially assigned by its terms or otherwise, cannot be amended or has not for any other reason been assigned or amended, or if such assignment or amendment would impair the benefit the parties thereto derive from such Shared Contract, (A) at the reasonable request of Remainco or Spinco (or the member of such Party’s Group) to which the benefit of such Shared Contract inures in part, Remainco or Spinco, as applicable, for which such Shared Contract is, as applicable, a Remainco Retained Asset or Spinco Asset shall, and shall cause each of its respective Subsidiaries to, for a period ending not later than twenty-four (24) months after the Separation Effective Time, take such other reasonable and permissible actions to cause such member of the Spinco Group or the Remainco Group, as the case may be, to receive the benefit of that portion of each Shared Contract that relates to the Spinco Business or the Remainco Retained Business, as the case may be (in each case, to the extent so related) as if such Shared Contract had been assigned (or amended to allow such assignment) to a member of the applicable Group pursuant to this Section 2.2 and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement) as if such Liabilities had been Assumed by a member of the applicable Group pursuant to this Section 2.2; and (B) the Party to which the benefit of such Shared Contract inures in part shall use reasonable best efforts to enter into a separate Contract pursuant to which it procures such rights and obligations as are necessary such that it no longer needs to avail itself of the arrangements provided pursuant to this Section 2.2(a); provided that, the Party for which such Shared Contract is, as applicable, a Remainco Retained Asset or Spinco Asset, and such Party’s applicable Subsidiaries’ shall not be liable for any actions or omissions taken in accordance with clause (y) of this Section 2.2(a).

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(b)        Each of Remainco and Spinco shall, and shall cause the members of its Group to, (i) treat for all Tax purposes the portion of each Shared Contract inuring to its respective Businesses as Assets owned by, and/or Liabilities of, as applicable, such Party as of the Separation Effective Time and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by applicable Legal Requirement or good faith resolution of a Tax Contest).

(c)        For the avoidance of doubt, it is the intent of the Parties that all Contracts (or categories of Contracts or services) with counterparties that provide enterprise-wide corporate overhead services set forth on Schedule 2.2(c), and any related benefits or services, to the Spinco Group (whether or not primarily related to the Spinco Business) prior to the Separation Effective Time, shall not be Transferred to the Spinco Group and shall be deemed Remainco Retained Assets.

Section 2.3        Intercompany Accounts. Each Intercompany Account shall be satisfied or settled in full in cash or otherwise terminated (in each case with no further Liability, including in respect of Taxes on Spinco or any member of the Spinco Group) by the relevant members of the Remainco Group and the Spinco Group no later than the Separation Effective Time in each case, with no further liability or obligation of any member of either the Remainco Group or the Spinco Group, in a manner determined by Remainco.

Section 2.4        Intercompany Contracts. No member of the Remainco Group or the Spinco Group shall be liable to any member of the other Group based upon, arising out of or resulting from any Contract, arrangement, course of dealing or understanding between or among it and any member of the other Group existing at or prior to the Separation Effective Time (other than, pursuant to any Continuing Arrangements, any Third-Party Agreements, as set forth in Section 4.1(b) or pursuant to any other Contract entered into in connection herewith or in order to consummate the transactions contemplated hereby or thereby) and Remainco and Spinco, on behalf of the themselves and each member of their Group, hereby terminates any and all Contracts, arrangements, courses of dealing or understandings between or among it or any member of its Group and any member of the other Group effective as of the Separation Effective Time (other than any Continuing Arrangements, any Third-Party Agreements, as set forth in Section 4.1(b) or pursuant to any Contract entered into in connection herewith or in order to consummate the transactions contemplated hereby or thereby).

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Section 2.5        Transfers of Assets Not Effected at or Prior to the Separation Effective Time; Transfers Deemed Effective as of the Separation Effective Time.

(a)        To the extent that any Transfers contemplated by this Article II shall not have been consummated at or prior to the Separation Effective Time, Remainco and Spinco shall use reasonable best reasonable efforts to effect such Transfers as promptly following the Separation Effective Time as shall be practicable. Nothing herein shall be deemed to require or constitute the Transfer of any Assets which by their terms or operation of Legal Requirements cannot be Transferred; provided, however, that each of the Remainco Group and the Spinco Group shall cooperate and use their respective reasonable best efforts to seek and obtain, in accordance with applicable Legal Requirements, any necessary Consents or Governmental Authorizations for the Transfer of all Assets contemplated to be Transferred pursuant to this Article II to the fullest extent permitted by applicable Legal Requirements, and each of the Remainco Group and the Spinco Group shall pay fifty percent of any cost required to be paid to a third party to obtain any such Consents or Governmental Authorizations unless otherwise agreed upon in writing by the Parties (including RMT Partner), it being understood that any fees to be paid by the Spinco Group shall be borne by the RMT Partner Group after the Effective Time. In the event that any such Transfer of Assets has not been consummated, from and after the Separation Effective Time, the Party (or relevant member in its Group) retaining such Asset shall thereafter hold (or shall cause such member in its Group to hold) such Asset for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto). In addition, the Party retaining such Asset (or relevant member of its Group) shall (or shall cause such member in its Group to) treat, insofar as reasonably possible and to the extent permitted by applicable Legal Requirements, such Asset in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the Party to which such Asset is to be Transferred in order to place such Party, insofar as reasonably possible and to the extent permitted by applicable Legal Requirements, in the same position as if such Asset had been Transferred as contemplated hereby and so that all the benefits and burdens relating to such Asset, including possession, use, risk of loss, potential for income and gain, and dominion, control and command over such Asset, are to inure from and after the Separation Effective Time to the relevant member or members of the Remainco Group or the Spinco Group entitled to the receipt of such Asset. If and when the Consents, Governmental Authorizations and/or conditions, the absence or non-satisfaction of which caused the deferral of Transfer of any Asset pursuant to this Section 2.5(a), are obtained or satisfied, the Transfer of the applicable Asset shall be effected without further consideration in accordance with and subject to the terms of this Agreement (including Section 2.1) and/or the applicable Ancillary Agreement. The Parties’ obligations under this Section 2.5(a) shall terminate on the date that is twenty-four (24) months after the Separation Effective Time; provided, that if, on or before the last day of such twenty-four (24) month period, RMT Partner provides written notice to Remainco of any such Asset that is unable to be Transferred to any member of the Spinco Group as of the end of such period (and none of the Spinco Group or the RMT Partner Group has materially breached any of their obligations set forth in Section 2.5 with respect to such Asset), the Parties’ obligations under this Section 2.5(a) solely with respect to such identified Asset, shall continue (i) with respect to each such Asset other than a Contract, until that Asset is no longer usable, and (ii) with respect to each such Asset that is a Contract, until that Contract expires or terminates in accordance with its terms (as in effect at the Separation Effective Time).

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(b)        In retaining any Asset due to the deferral of the Transfer of such Asset pursuant to Section 2.5(a), Remainco or Spinco (or relevant member of its Group) shall (i) not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced, or agreed in advance to be reimbursed by the Party (or relevant member of its Group) entitled to such Asset, other than reasonable attorneys’ fees and recording or similar or other incidental fees, all of which shall be promptly reimbursed by the Party (or relevant member of its Group) entitled to such Asset and (ii) be indemnified for all Indemnifiable Losses or other Liabilities arising out of, in connection with and relating to such retained Asset (but, in the case of this clause (ii), only to the extent constituting a Spinco Liability (in the case of indemnification by the Spinco Group) or a Remainco Retained Liability (in the case of indemnification by the Remainco Group) and not in connection with the existence of the arrangement providing for such sharing).

(c)        With respect to Assets described in Section 2.5(a), each of Remainco and Spinco shall, and shall cause the members of its respective Group to, (i) treat for all Tax purposes the deferred Assets as assets having been Transferred to and owned by the Party (or applicable member of its Group) entitled to such Assets as of the Separation Effective Time and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by a change in applicable Legal Requirements or good faith resolution of a Tax Contest).

(d)        Without limiting the foregoing provisions with respect to Transfers pursuant to this Article II, Remainco and Spinco acknowledge that certain other Consents or Governmental Authorization may be required in connection with the consummation of the transactions contemplated by the Ancillary Agreements (including those with respect to Spinco Assets that are already held by the Spinco Group as the date of this Agreement). Remainco and Spinco agree to use reasonable best efforts to obtain any such Consents or Governmental Authorizations prior to the Separation Effective Time. The Parties agree that the other provisions of this Section 2.5 shall not apply to Spinco Assets that are already held by the Spinco Group as of the date of this Agreement.

Section 2.6        Bank Accounts.

(a)        Each of Remainco and Spinco agrees to use reasonable best efforts to take, or cause the respective members of their respective Groups to take, prior to the Separation Effective Time (or as soon as possible thereafter), all actions necessary to amend all Contracts governing each bank and brokerage account (including lock boxes) owned by Spinco or any other member of the Spinco Group (collectively, the “Spinco Accounts”), so that such Spinco Accounts, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any bank or brokerage account (or lock box) owned by Remainco or any other member of the Remainco Group (collectively, the “Remainco Accounts”) are de-linked from such Remainco Accounts.

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(b)        Each of the Remainco and Spinco agrees to use reasonable best efforts to take, or cause the respective members of their respective Groups to take, prior to the Separation Effective Time (or as soon as possible thereafter), all actions necessary to amend all Contracts governing each Remainco Account related to the Spinco Business set forth on Schedule 2.6(b) such that such Contracts (and the related Asset) shall be Transferred to Spinco or any other member of the Spinco Group.

(c)        Each of the Remainco and Spinco agrees to use reasonable best efforts to take, or cause the respective members of their respective Groups to take, prior to the Separation Effective Time (or as soon as possible thereafter), all actions necessary to amend all Contracts governing each Spinco Account related to the Remainco Retained Business set forth on Schedule 2.6(c) such that such Contracts (and the related Asset) shall be Transferred to Remainco or any other member of the Remainco Group.

(d)        Each of Remainco and Spinco agrees to use reasonable best efforts to take, or cause the respective members of their respective Groups to take, prior to the Separation Effective Time (or as soon as possible thereafter), all actions necessary to amend all Contracts governing the Remainco Accounts so that such Remainco Accounts, if currently linked to any Spinco Account, are de-linked from such Spinco Accounts.

(e)        With respect to any outstanding checks issued by Remainco, Spinco or any of their respective Subsidiaries prior to the Separation Effective Time, such outstanding checks shall be honored from and after the Separation Effective Time by the Person or Group owning the account on which the check is drawn, without limiting the ultimate allocation of Liability for such amounts under this Agreement or any other Ancillary Agreement.

Section 2.7        Permits. The Remainco Group shall cooperate with the Spinco Group and Remainco shall use its reasonable best efforts to finalize or effectuate the transfer of a Permit to the Spinco Group that is designated as a Spinco Asset and that is not already Transferred to a member of the Spinco Group as of the Distribution Date. The Spinco Group shall cooperate with the Remainco Group and shall use its reasonable best efforts to finalize or effectuate the transfer of a Permit to the Remainco Group that is designated as an Remainco Retained Asset and that is not already Transferred to a member of the Remainco Group as of the Distribution Date. If any Permit cannot be transferred then until such Permit terminates in accordance with its terms, the Parties shall use their reasonable best efforts to develop and implement arrangements to pass along to the Spinco Group or Remainco Group, as applicable, the ability to continue to operate the Spinco Business or the Remainco Retained Business, as applicable, as presently conducted under the terms of any such Permit. Except as otherwise set forth in the Merger Agreement (the provisions of which shall control with respect to the parties’ agreements regarding and the obtainment of Governmental Authorizations and Consents thereunder), each of the Remainco Group and the Spinco Group shall cooperate and use their respective reasonable best efforts to seek and obtain, in accordance with applicable Legal Requirements, any necessary Consents or Governmental Authorizations for the Transfer of all Permits contemplated to be Transferred pursuant to this Article II to the fullest extent permitted by applicable Legal Requirements, and each of the Remainco Group and the Spinco Group shall pay fifty percent of any cost required to be paid to a third party to obtain any such Consents or Governmental Authorizations unless otherwise agreed upon in writing by the Parties (including RMT Partner), it being understood that any fees to be paid by the Spinco Group shall be borne by the RMT Partner Group after the Effective Time. The Parties acknowledge that this Section 2.7 does not apply to Permits that are Spinco Assets and are already held by the Spinco Group as of the date of this Agreement.

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Section 2.8        Conveyancing and Assumption Instruments. In connection with, and in furtherance of, the Transfers of Assets and the Assumptions of Liabilities contemplated by this Agreement, the Parties shall execute or cause to be executed, on or after the date hereof by the appropriate entities, any Conveyancing and Assumption Instruments reasonably necessary to evidence the valid Transfer to the applicable Party or member of such Party’s Group of all right, title and interest in and to its Transferred Assets and the valid and effective Assumption by the applicable Party of Liabilities it has Assumed for Transfers and Assumptions to be effected pursuant to applicable Legal Requirements, in such form as is reasonably acceptable to each of the Parties (such acceptance not to be unreasonably withheld, conditioned or delayed), including the Transfer of owned real property by deeds as may be appropriate and in form and substance as required by the jurisdiction in which the owned real property is located. All Conveyancing and Assumption Instruments shall be prepared, executed and delivered in a manner reasonably approved by each of the Parties (such approval not to be unreasonably withheld, conditioned or delayed). The Conveyancing and Assumption Instruments shall not contain (i) any indemnities that conflict with this Agreement or (ii) any representations or warranties, except to the extent required to comply with applicable Legal Requirements, and, to the extent that any provision of a Conveyancing and Assumption Instrument does conflict with any provision of this Agreement, this Agreement shall govern and control. The Transfer of capital stock shall be effected by means of executed stock powers and notation on the record books of the corporation or other legal entities involved, or by such other means as may be required in any non-U.S. jurisdiction to Transfer title to equity and, only to the extent required by applicable Legal Requirement, by notation on public registries.

Section 2.9        Ancillary Agreements. Concurrently with the execution and delivery of this Agreement, the Parties have executed and delivered the Employee Matters Agreement, the Tax Matters Agreement, the Intellectual Property Matters Agreement and the Real Estate Matters Agreement. At or prior to the Separation Effective Time, each of Remainco, Spinco and RMT Partner shall execute and deliver the other Ancillary Agreements (in each case to the extent to which it is a party), to be effective at the Separation Effective Time or the Effective Time, as applicable.

Section 2.10      Further Assurances.

(a)        In addition to and without limiting the actions specifically provided for elsewhere in this Agreement and subject to the limitations expressly set forth in this Agreement and the Merger Agreement, including Section 2.5 of this Agreement, each of the Parties shall cooperate with each other in good faith and use (and shall cause its respective Group to use) reasonable best efforts at and after the Separation Effective Time, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

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(b)        Without limiting the foregoing, at and after the Separation Effective Time and subject to the limitations expressly set forth in this Agreement and the Merger Agreement, including Section 2.5 of this Agreement, each Party shall cooperate with the other Parties, and without any further consideration, but at the expense of the requesting Party (except as provided in Section 2.5(b)), from and after the Separation Effective Time, to execute and deliver, or use reasonable best efforts to cause to be executed and delivered, all instruments and to take all such other actions as such Party may reasonably be requested to take by any other Party from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the Transfers of the applicable Assets and the assignment and Assumption of the applicable Liabilities and the other transactions contemplated hereby and thereby.

(c)        Without limiting the foregoing, in the event that after the Separation Effective Time any Party (or member of such Party’s Group) receives or discovers that it possesses any Assets (including the receipt of payments made pursuant to Contracts and proceeds from accounts receivable with respect to such Asset) to which another Party is entitled pursuant to this Agreement, such Party agrees to notify in writing the other Party and, upon written request, promptly Transfer, or cause to be Transferred such Asset to such other Party so entitled thereto (or member of such other Party’s Group as designated by such other Party) at such other Party’s expense. Prior to any such Transfer, such Asset shall be held in accordance with the provisions of Section 2.5.

(d)        After the Separation Effective Time, each Party (or any member of its Group) may receive mail, packages, electronic mail and any other written communications properly belonging to another Party (or any member of its Group). Accordingly, at all times after the Separation Effective Time, each Party is hereby authorized to receive and, if reasonably necessary to identify the proper recipient in accordance with this Section 2.10(d), open all mail, packages, electronic mail and any other written communications received by such Party that belongs to such other Party, and to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages, electronic mail or any other written communications (or, in case the same also relates to the business of the receiving Party or another Party, copies thereof) to such other Party as provided for in Section 8.5. The provisions of this Section 2.10(d) are not intended to, and shall not be deemed to, constitute an authorization by any Party to permit any other Party to accept service of process on its behalf and no Party is or shall be deemed to be the agent of any other Party for service of process purposes.

Section 2.11      Guarantees and Credit Support Instruments.

(a)        Except as otherwise specified in any Ancillary Agreement, at or prior to the Separation Effective Time or as soon as practicable thereafter, Spinco shall (with the reasonable cooperation of the applicable member of the Remainco Group) use its reasonable best efforts to (i) cause a member of the Spinco Group to be substituted in all respects for a member of the Remainco Group, as applicable, under and (ii) have all members of the Remainco Group be removed as guarantor of or obligor for any Liability (including any credit agreement, any guarantee, indemnity, surety bond, letter of credit, banker acceptance and letter of comfort) given or obtained by any member of the Remainco Group for the benefit of any member of the Spinco Group to the extent in respect of Spinco Liabilities, to the fullest extent permitted by applicable Legal Requirement, including in respect of those guarantees or similar arrangements set forth on Schedule 2.11(a)(ii) to the extent in respect of Spinco Liabilities, in the case of each of clause (i) and (ii) above, without any Liability to any member of the Remainco Group.

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(b)        Without limitation of Section 2.11(a), at or prior to the Separation Effective Time, to the extent required to obtain a release from a guaranty of Spinco Liabilities (a “Guaranty Release”) of any member of the Remainco Group referred to in Section 2.11(a), Spinco (and if necessary, in the case of a guaranty by Remainco, by any Subsidiary of Remainco that directly or indirectly owns the Spinco Group, or any of the guarantees set forth on Schedule 2.11(a)(ii), to the extent required by the counterparty, a guaranty from the RMT Partner, other than, for the avoidance of doubt, with respect to the Spinco New Debt) shall, and shall cause the other members of its respective Group to, as applicable, use reasonable best efforts to execute a guaranty agreement in respect of Spinco Liabilities (other than with respect to Spinco New Debt) that is substantially in the form of the existing guaranty or such other form as is reasonably agreed to by the relevant parties to such guaranty agreement, which agreement shall, to the extent consented to by any applicable third party, include the removal of any Encumbrance on or in any Remainco Retained Asset that may serve as collateral or security for any such Liability without any Liability to any member of the Remainco Group.

(c)        If any member of the Spinco Group (and if necessary, a member of the RMT Partner Group) is unable to obtain, or to cause to be obtained, any such required removal as set forth in clause (a) of this Section 2.11, Spinco shall and shall cause the members of the Spinco Group to (i) continue to use its reasonable best efforts to obtain the relevant Guaranty Release; (ii) jointly and severally indemnify and hold harmless the Remainco Indemnitees for any Spinco Liabilities arising from or relating to such guaranty or similar arrangement, including any fees in connection with the continued maintenance thereof and any funds drawn by (or for the benefit of), or disbursements made to, the beneficiaries of such guarantees or similar arrangements in accordance with the terms thereof; and (iii) reimburse the applicable member of the Remainco Group for all reasonable and documented out-of-pocket expenses incurred by it arising out of or related to any Spinco Liability in respect of such guarantee. In furtherance of the foregoing, without the prior written consent of Remainco, Spinco shall not, and shall not permit any member of the Spinco Group to, enter into, renew or extend the term of, increase its obligations under, or Transfer to a third party, any loan, lease, Contract or other obligation in connection with which Remainco or any member of the Remainco Group has issued any guarantee which remain outstanding. Neither Remainco nor any member of the Remainco Group will have any obligation to renew any guarantee issued on behalf of or in favor of any member of the Spinco Group or the Spinco Business after the expiration of any such guarantee.

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(d)        At or prior to the Separation Effective Time or as promptly as practicable thereafter, Spinco shall use reasonable best efforts to replace all Credit Support Instruments issued by or on behalf of Remainco or other members of the Remainco Group on behalf of or in favor of any member of the Spinco Group or the Spinco Business in respect of Spinco Liabilities (the “Remainco CSIs”) with Credit Support Instruments obtained by Spinco or a member of the Spinco Group (or, at the election of the RMT Partner, obtained by the RMT Partner) without any Liability to any member of the Spinco Group. With respect to any Remainco CSIs that remain outstanding after the Separation Effective Time, (i) Spinco shall, and shall cause the members of the Spinco Group to, jointly and severally indemnify and hold harmless the Remainco Indemnitees for any Spinco Liabilities arising from or relating to such Remainco CSIs, including any fees in connection with the continued maintenance thereof and any funds drawn by (or for the benefit of), or disbursements made to, the beneficiaries of such Remainco CSIs in accordance with the terms thereof; (ii) Spinco shall reimburse the applicable member of the Remainco Group for all reasonable and documented out-of-pocket expenses incurred by it arising out of or related to any such Remainco CSI; and (iii) without the prior written consent of Remainco, Spinco shall not, and shall not permit any member of the Spinco Group to, enter into, renew or extend the term of, increase its obligations under, or Transfer to a third party, any loan, lease, Contract or other obligation in connection with which Remainco or any member of the Remainco Group has issued any Remainco CSI which remains outstanding. Neither Remainco nor any member of the Remainco Group will have any obligation to renew any Credit Support Instruments issued on behalf of or in favor of any member of the Spinco Group or the Spinco Business after the expiration of any such Credit Support Instrument.

(e)        Notwithstanding anything to the contrary in this Section 2.11, Remainco and Spinco shall coordinate with RMT Partner with respect to the matters set forth in this Section 2.11 and Spinco shall not (and Remainco shall cause Spinco not to), without the prior written consent of RMT Partner (which consent shall not be unreasonably withheld, delayed or conditioned), undertake or have any obligation to undertake the payment of any consideration (or the incurrence otherwise of any Liability or obligation) to a third party in connection with any of the actions describe in this Section 2.11 unless constituting a Spinco Liability.

(f)        To the extent there exist any Liability, guaranty, or Credit Support Instrument provided by the Spinco Group in favor of the Remainco Group with respect to a Remainco Retained Liability, then the provisions of Section 2.11(a) through (e) shall apply reciprocally to such matter, mutatis mutandis.

Section 2.12      Disclaimer of Representations and Warranties.

(a)        EACH OF THE PARTIES (ON BEHALF OF ITSELF AND EACH MEMBER OF ITS GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN, IN THE MERGER AGREEMENT OR IN ANY ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENTS OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY, AND HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, AS TO THE ASSETS, BUSINESSES OR LIABILITIES CONTRIBUTED, TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS OR GOVERNMENTAL APPROVALS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OR ENCUMBRANCES OF, AS TO NON-INFRINGEMENT, VALIDITY OR ENFORCEABILITY OR ANY OTHER MATTER CONCERNING, ANY ASSETS OR BUSINESS OF SUCH PARTY OR ITS GROUP, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ACCOUNTS RECEIVABLE, OF ANY PARTY OR ITS GROUP, OR AS TO THE LEGAL SUFFICIENCY OF ANY CONTRIBUTION, ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN THE MERGER AGREEMENT OR ANY ANCILLARY AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS, WHERE IS” BASIS AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST OR OTHER ENCUMBRANCE AND (II) ANY NECESSARY CONSENTS OR GOVERNMENTAL APPROVALS ARE NOT OBTAINED OR THAT ANY LEGAL REQUIREMENTS OR JUDGMENTS ARE NOT COMPLIED WITH.

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(b)        Each of the Parties (on behalf of itself and each member of its Group) further understands and agrees that if the disclaimer of express or implied representations and warranties contained in Section 2.12(a) is held unenforceable or is unavailable for any reason under the Legal Requirements of any jurisdiction or if, under the Legal Requirements of a jurisdiction, both Remainco or any member of the Remainco Group, on the one hand, and Spinco or any member of the Spinco Group, on the other hand, are jointly or severally liable for any Remainco Liability or any Spinco Liability, respectively, then the Parties intend that, notwithstanding any provision to the contrary under the Legal Requirements of such jurisdictions, the provisions of this Agreement and the Ancillary Agreements (including any disclaimer of representations and warranties, allocation of Liabilities among the Parties and their respective Groups, releases and indemnification of Liabilities) shall prevail for any and all purposes among the Parties and their respective Groups.

(c)        Remainco hereby waives compliance by itself and each and every member of the Remainco Group with the requirements and provisions of any “bulk-sale” or “bulk transfer” Legal Requirements of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Remainco Retained Assets to Remainco or any member of the Remainco Group.

(d)        Spinco hereby waives compliance by itself and each and every member of the Spinco Group with the requirements and provisions of any “bulk-sale” or “bulk transfer” Legal Requirements of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Spinco Assets to Spinco or any member of the Spinco Group.

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Section 2.13      Restrictive Covenants.

(a)        Remainco Group Non-Compete.

(i)         For a period of two (2) years following the Separation Effective Time, without the prior written consent of RMT Partner, Remainco agrees not to directly or indirectly, and not to permit any of its Group to, engage in, manage or operate, anywhere in the world, or own an equity interest in any Person who engages in, manages or operates anywhere in the world, in any business that competes with the RMT Partner Restricted Business (a “Competing RMT Partner Business”); provided, however, that nothing herein shall preclude Remainco or any of its Group from:

(1)           acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a Competing RMT Partner Business if such Competing RMT Partner Business generated less than five percent (5%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person;

(2)           owning five percent (5%) or less of the outstanding securities of any Person whose shares are listed on a stock exchange; provided, that such shares are held for passive investment purposes only and none of the members of the Remainco Group exercise control of (or otherwise manage, operate or engage in the Competing RMT Partner Business of) such Person;

(3)           acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is (directly or indirectly through controlled Affiliates) engaged in a Competing RMT Partner Business if (A) such Competing RMT Partner Business generated five percent (5%) or more (but in no event greater than twenty percent (20%)) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person and (B) Remainco, within one (1) year after the consummation of such acquisition, discontinues, or enters into a definitive agreement to cause the divestiture of (and within twelve months after the entry into such definitive agreement divests pursuant thereto (subject to regulatory extensions)), a sufficient portion of the Competing RMT Partner Business of such Person such that the restrictions set forth in this Section 2.13(a)(i) would not operate to restrict such ownership;

(4)           exercising its rights or performing or complying with its obligations under or as contemplated by this Agreement or any of the Ancillary Agreements; or

(5)           entering into or participating in a joint venture or partnership, with any Person engaged in a Competing RMT Partner Business, if such joint venture or partnership does not engage in a Competing RMT Partner Business.

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(ii)        The Parties acknowledge that the restrictions contained in this Section 2.13(a) are reasonable in scope and duration. The Parties further acknowledge that the restrictions contained in this Section 2.13(a) are necessary to protect RMT Partner’s significant interest in the RMT Partner Restricted Business, including its goodwill. It is the desire and intent of the Parties that the provisions of this Section 2.13(a) be enforced to the fullest extent permissible under applicable Legal Requirements. If any covenant in this Section 2.13(a) is found to be invalid, void or unenforceable in any situation in any jurisdiction by a final determination of a Governmental Body of competent jurisdiction, the Parties agree that:

(1)        such determination will not affect the validity or enforceability of (A) the offending term or provision in any other situation or in any other jurisdiction or (B) the remaining terms and provisions of this Section 2.13(a) in any situation in any jurisdiction; (2) the offending term or provision will be reformed rather than voided and the Governmental Body making such determination will have the power to reduce the scope, duration or geographical area of any invalid or unenforceable term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable provision, in order to render the restrictive covenants set forth in this Section 2.13(a) enforceable to the fullest extent permitted by applicable Legal Requirements; and (3) the restrictive covenants set forth in this Section 2.13(a) will be enforceable as so modified.

For purposes hereof, “RMT Partner Restricted Business” shall mean the Spinco Business as conducted as of immediately prior to the Separation Effective Time or at any time during the Measurement Period (as defined in the Merger Agreement).

(b)        Non-Solicit/No-Hire.

(i)         For a period of two (2) years following the Separation Effective Time, without the prior written consent of RMT Partner, Remainco agrees not to directly or indirectly, and not to permit any member of the Remainco Group to, solicit, offer, assist, hire, encourage, suggest to or induce, in any manner whatsoever, any employee or independent contractor of the RMT Partner Group who was an employee or independent contractor of Remainco or any of its Subsidiaries (including for the avoidance of doubt the Spinco Business and the Spinco Group) prior to the Separation Effective Time to leave the employ or service, as applicable, of the RMT Partner Group; provided, that nothing herein shall be deemed to prohibit Remainco or another member of the Remainco Group: (i) from soliciting any employee or consultant of the RMT Partner Group by placing advertisements in newspapers, electronically or other media of general circulation advertising employment or independent contractor opportunities; (ii) from initiating a search by an executive recruiting firm where such search is not directed at such employees or independent contractors of the RMT Partner Group; and (iii) from hiring persons who have not been employees or independent contractors, as applicable, of the RMT Partner Group for three (3) months prior to the time of hiring. For the avoidance of doubt, all references to RMT Partner’s Group in this Section 2.13(b)(i) shall include Spinco and the Spinco Group.

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(ii)        For a period of two (2) years following the Separation Effective Time, without the prior written consent of Remainco, RMT Partner agrees not to directly or indirectly, and not to permit any member of the RMT Partner Group to, solicit, offer, assist, hire, encourage, suggest to or induce, in any manner whatsoever, any employee or independent contractor of the Remainco Group who was an employee or independent contractor of the Remainco Group prior to the Separation Effective Time to leave the employ or service, as applicable, of the Remainco Group; provided, that nothing herein shall be deemed to prohibit RMT Partner or another member of the RMT Partner Group: (i) from soliciting any employee or consultant of the Remainco Group by placing advertisements in newspapers, electronically or other media of general circulation advertising employment or independent contractor opportunities; (ii) from initiating a search by an executive recruiting firm where such search is not directed at such employees or independent contractors of the Remainco Group; and (iii) from hiring persons who have not been employees or independent contractors, as applicable, of the Remainco Group for three (3) months prior to the time of hiring. For the avoidance of doubt, all references to RMT Partner’s Group in this Section 2.13(b)(ii) shall include Spinco and the Spinco Group.

(c)        The Parties acknowledge that the restrictions contained in Section 2.13 are reasonable in scope and duration. The Parties further acknowledge that the restrictions contained in Section 2.13 are necessary to protect the relevant Party’s significant interest in the businesses of Remainco or the RMT Partner Restricted Business, as applicable, including its goodwill. It is the desire and intent of the Parties that the provisions of Section 2.13 be enforced to the fullest extent permissible under applicable Legal Requirements. If any covenant in Section 2.13 is found to be invalid, void or unenforceable in any situation in any jurisdiction by a final determination of a Governmental Body of competent jurisdiction, the Parties agree that: (i) such determination will not affect the validity or enforceability of (A) the offending term or provision in any other situation or in any other jurisdiction or (B) the remaining terms and provisions of Section 2.13 in any situation in any jurisdiction; (ii) the offending term or provision will be reformed rather than voided and the Governmental Body making such determination will have the power to reduce the scope, duration or geographical area of any invalid or unenforceable term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable provision, in order to render the restrictive covenants set forth in Section 2.13 enforceable to the fullest extent permitted by applicable Legal Requirements; and (iii) the restrictive covenants set forth in Section 2.13 will be enforceable as so modified.

(d)        Notwithstanding the foregoing, the restrictive covenants set forth in this Section 2.13 (which includes such covenants contained in Section 2.13(a) and (b), as applicable) shall terminate (i) with respect to Remainco (or any member of the Remainco Group), upon the sale or other Transfer of substantially all of the Remainco Retained Assets (including by sale of equity securities) or the Remainco Restricted Business and (ii) with respect to RMT Partner (or any member of the RMT Partner Group), upon the sale or other Transfer of substantially all of the Spinco Assets (including by sale of equity securities) or the RMT Partner Restricted Business, in each case to any bona fide third party that is not an Affiliate and for the avoidance of doubt, no such third party shall be bound by this Section 2.13. “Remainco Restricted Business” shall mean the businesses of designing, procuring, manufacturing, and marketing products that provide and enhance water quality, safety, flow control and conservation, including professional grade water control and safety, water distribution and drainage, finish plumbing, and site works products for nonresidential buildings a conducted by Remainco as of immediately prior to the Separation Effective Time or at any time during the Measurement Period (as defined in the Merger Agreement).

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Section 2.14      Certain Resignations. At or prior to the Distribution Date, Spinco shall use its reasonable best efforts to cause each officer and director of any member of the Remainco Group who will not be employed by any member of the Spinco Group after the Distribution Date to be removed, effective not later than the Distribution Date, from all boards of directors or similar governing bodies of any member of the Spinco Group on which they serve, and from all positions as officers of any member of the Spinco Group in which they serve, with no Liabilities to such officers or directors.

Section 2.15      Removal of Retained Tangible Assets. Except as may otherwise be provided in the Ancillary Agreements or otherwise agreed to by the Parties, Remainco shall use its reasonable best efforts to move or cause to be moved those Retained Tangible Assets as soon as reasonably practicable after the Separation Effective Time from such facilities, at Remainco’s expense and in a manner so as not to unreasonably interfere with the operations of any member of the Spinco Group and not to cause damage to such facility, and such member of the Spinco Group shall provide reasonable access to such facility to effectuate the same.

Section 2.16      Separation Planning and Day-One Readiness. As soon as practical following the date hereof, Remainco and Spinco shall cooperate in good faith to design a plan with respect to (a) the separation of the Spinco Business’s IT Assets and Software from Remainco’s and its Subsidiaries’ systems (“Systems Separation”), and (b)(i) the extraction, configuration and movement of Information relating to the Spinco Business and other information constituting Spinco Assets from Remainco’s and its Subsidiaries’ IT Assets and Software or other IT Assets and Software agreed upon in writing by the Parties in good faith, and (ii) the extraction, configuration and movement of Information relating to the Remainco Retained Business and other information constituting Remainco Retained Assets from the Spinco Group’s IT Assets and Software to Remainco’s and its Subsidiaries’ IT Assets and Software (collectively, the “Data Migration”) for the purpose of preparing the Spinco Group to receive the transfer of the Spinco Assets on the Distribution Date and operate the Spinco Business on the Distribution Date (“Day-One Readiness”), and for the purpose of preparing Remainco and Spinco for the Systems Separation and Data Migration. As soon as reasonably practicable after the date of this Agreement, the Parties shall in good faith cooperate to prepare plans for Day-One Readiness (collectively, such plans, the “Day-One Plan”). Each Party shall use its reasonable best efforts to implement the tasks contemplated to be taken by it in the Day-One Plan in accordance with any time periods set forth therein, in all material respects.

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Section 2.17      Cash Management. From the date of this Agreement until immediately prior to the Separation Effective Time, subject to Section 3.4, Remainco and its Subsidiaries shall be entitled to use, retain or otherwise dispose of all Cash Equivalents related to the Spinco Business in accordance with Remainco’s cash management system or otherwise dividend or distribute Cash Equivalents from the Spinco Group, it being understood for the avoidance of doubt that all Cash Equivalents comprising the Spinco Cash Amount shall be transferred to RMT Partner as Spinco Assets; provided, however, that Remainco and its Subsidiaries shall not distribute or otherwise remove for its benefit Cash Equivalents from the Spinco Group to the extent such distribution or removal would reasonably be expected to reduce the Spinco Cash Amount below the Minimum Cash Amount as of the Closing.

Section 2.18      RMT Partner Guarantee. Following the Closing, RMT Partner unconditionally, absolutely and irrevocably guarantees to Remainco the prompt payment, in full, when due, of any payment obligations of all members of the Spinco Group under this Agreement, the Merger Agreement and the Ancillary Agreements which pursuant to their terms arise at or after the Closing with respect to obligations to be performed after the Closing and the prompt performance, when due, of all other obligations of any member of the Spinco Group under this Agreement, the Merger Agreement and the Ancillary Agreements which pursuant to their terms arise at or after the Closing with respect to obligations to be performed after the Closing. RMT Partner’s obligations to Remainco under this Section 2.18 are referred to as the “Guaranteed Obligations.” The Guaranteed Obligations are absolute and unconditional, irrespective of, and RMT Partner hereby expressly waives any defense to its obligations under this Section 2.18, any circumstance whatsoever which might otherwise constitute a legal or equitable defense available to, or discharge of, a surety or a guarantor, including any right to require or claim that Remainco seek recovery directly from any member of the Spinco Group in respect of the Guaranteed Obligations.

Section 2.19      Certain Covenants of Remainco.

(a)        Prior to the Separation Effective Time, Remainco will take the steps included, and in the manner set forth, in Schedule 2.19(a).

(b)        From the date hereof until the Separation Effective Time, the Parties shall cooperate in good faith to negotiate the Services (as defined in the Transition Services Agreement) to be provided under the Transition Services Agreement. Any such mutually agreed upon Services shall be added to Exhibit A to the Transition Services Agreement. The parties hereto intend that, and except to the extent the Parties agree otherwise in Exhibit A to the Transition Services Agreement, the Services shall provide Spinco with respect to the Spinco Business (in its capacity as Recipient) and Remainco with respect to the Remainco Retained Business (in its capacity as Recipient) with substantially the same services that were provided by the other Party and its Group prior to the date of this Agreement (other than services to the extent the Provider party is not able to provide them to Recipient because they involve services transferred to the other Party pursuant to the conveyances contemplated by this Agreement) and that are reasonably required by such Recipient to operate its business, at such Provider’s actual (both internal and external) cost in providing the Services, without markup, for a period of one year following the Closing Date (as defined in the Merger Agreement); provided, that in the event such Services under the Transition Services Agreement are provided for longer than one year, the Parties shall negotiate in the Transition Services Agreement a cost level for services after such date that is reasonable and mutually acceptable.

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(c)        Each of Remainco and RMT Partner shall use its reasonable best efforts to provide to the other information regarding the policies and procedures regarding data privacy and information security that are applicable to any of the Services provided under or data processed in connection with the Transition Services Agreement. The Parties will cooperate to amend, or to cause to be amended, the Transition Services Agreement prior to the Closing to the extent necessary to prevent violations of any material Legal Requirements pertaining to data privacy and information security.

(d)        Prior to the Separation Effective Time, Remainco shall, and shall cause each applicable member of the Remainco Group to, terminate all Securitization Agreements, in each case, with no further Liability to any member of the Spinco Group.

Article III

THE DISTRIBUTIONS

Section 3.1        Distributions.

(a)        The Remainco Board (or a committee of the Remainco Board acting pursuant to delegated authority, as determined by the Remainco Board), in accordance with all applicable Legal Requirements, shall set the Record Date and the Distribution Date in accordance with the Merger Agreement, and Remainco shall establish appropriate procedures in connection with the Distributions, and shall declare, make and otherwise effectuate the Distributions, in accordance with all applicable Legal Requirements. In connection therewith, (i) all shares of Spinco Common Stock held by Intermediateco as of immediately prior to the Separation Effective Time will be distributed to RBS Global, Inc., a Delaware corporation (“Debtco”) (such distribution, the “First Distribution”), (ii) immediately after the distribution described in the foregoing clause (i), all shares of Spinco Common Stock held by Debtco as of immediately prior to the Separation Effective Time will be distributed to Chase Acquisition I, Inc., a Delaware corporation (“Acquisitionco”) (such distribution, the “Second Distribution”), (iii) immediately after the distribution described in the foregoing clause (i), Acquisitionco shall distribute all shares of Spinco Common Stock to Remainco (such distribution, the “Third Distribution”) and (iv) immediately after the distribution described in the foregoing clause (iii), Remainco shall distribute all shares of Spinco Common Stock to the Record Holders (the “Spin-Off,” and together with the First Distribution, the Second Distribution and the Third Distribution, the “Distributions”), in each case, in the manner determined by Remainco.

(b)        Upon the consummation of the Spin-Off, Remainco will deliver to the Exchange Agent, a book- entry authorization representing the shares of Spinco Common Stock being distributed in the final step of the Distributions for the account of the Remainco stockholders that are entitled thereto. The Exchange Agent will hold such book-entry shares for the account of the Remainco stockholders pending the Merger, as provided in the Merger Agreement. Immediately after the time of the Spin-Off and prior to the Effective Time, the shares of Spinco Common Stock will not be transferable and the Exchange Agent for the shares of Spinco Common Stock will not transfer any shares of Spinco Common Stock. The Distributions including the Spin-Off will be deemed to be effective upon written authorization from Remainco to the Exchange Agent.

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(c)        The Parties shall keep each other reasonably informed with respect to the transactions contemplated by this Section 3.1 in order to coordinate the timing of such transactions to the extent reasonably practicable and desirable and otherwise consistent with the other provisions of this Section 3.1.

(d)        Nothing under this Section 3.1 shall be deemed to limit or affect the Parties’ rights and obligations under the Merger Agreement.

Section 3.2        Conditions to the Distributions. The obligations of Remainco to effect the Distributions pursuant to this Agreement shall be subject to the fulfillment, or waiver (which waiver, other than in the case of the conditions to Remainco’s and Spinco’s obligations set forth in Article VII of the Merger Agreement, which are referred to in Section 3.2(c) below, shall require the prior consent of RMT Partner), at or prior to the Separation Effective Time of each the following conditions:

(a)        the Spinco Contribution (including the execution and delivery of the Ancillary Agreements) shall have been consummated;

(b)        Intermediateco shall have received the Cash Payment from Spinco; and

(c)        each of the conditions in Articles VI and VII of the Merger Agreement shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Internal Restructuring, the Distributions and/or the Merger; provided that such conditions are capable of being satisfied at such time).

Section 3.3        Financing. On or before the Distribution Date, conditioned on RMT Partner’s irrevocable confirmation in writing that all relevant conditions to RMT Partner’s and Merger Sub’s obligation to effect the Closing under the Merger Agreement (other than those set forth in Sections 6.5 and 6.6 of the Merger Agreement) are satisfied or have been waived, and without expanding or limiting any of the parties’ obligations under Section 5.15 of the Merger Agreement, Spinco or a member of the Spinco Group (such Person, the “Spinco Borrower”) shall execute the definitive documents for the Spinco Financing (as such term is defined under the Merger Agreement) when requested in writing by RMT Partner and use the proceeds thereof to fund the Cash Payment.

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Section 3.4        Net Adjustment.

(a)        Closing Statement.

(i)         No later than one hundred twenty (120) days after the Distribution Date, Remainco shall prepare and deliver to Spinco a written statement for Spinco’s review, prepared in accordance with Schedule 3.4(a) and otherwise calculated in accordance with the Accounting Principles, as applicable (the “Closing Statement”), setting forth Remainco’s good-faith calculations of the Closing Working Capital, the Spinco Cash Amount, the Spinco Indebtedness and Transaction Expenses, together with reasonable supporting detail.

(ii)        Each Party shall make available to the other Party, and, if applicable, to the Unaffiliated Accounting Firm, upon reasonable notice requested in writing, all books, records, documents, personnel and work papers in the possession of such Party and reasonably requested in writing by such other Party in connection with the preparation and review of the Closing Statement, the determination of the Disputed Items, the preparation of the Notice of Objection and the other matters contemplated by this Section 3.4.

(b)        Disputes.

(i)         In the event Spinco disputes the correctness of the Closing Working Capital, the Spinco Cash Amount, the Spinco Indebtedness, or Transaction Expenses as set forth in the Closing Statement, Spinco shall deliver to Remainco a reasonably detailed written statement describing each objection (with reference to the applicable account description) and specifying the amount that Spinco reasonably believes is the correct amount for each Disputed Item (such statement, the “Notice of Objection”) within ninety (90) days after receipt of the Closing Statement, and shall set forth, in writing and in reasonable detail, the reasons for Spinco’s objections.

(ii)        If Spinco timely delivers a Notice of Objection in accordance with Section 3.4(b)(i), only those matters specified in such Notice of Objection shall be deemed to be in dispute (the “Disputed Items”), and all other matters included in the Closing Statement, shall be final, conclusive and binding upon the Parties and Spinco shall be deemed to have agreed to all items and amounts that are not Disputed Items. If Spinco does not deliver a Notice of Objection before the conclusion of the ninety (90)-day period referred to in Section 3.4(b)(i), the Closing Statement shall be final, conclusive and binding upon the Parties and Spinco shall be deemed to have agreed with all items and amounts contained in the Closing Statement. Remainco and Spinco shall endeavor in good faith to resolve any Disputed Items within sixty (60) days after Remainco’s receipt of the Notice of Objection (the “Resolution Period”).

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(iii)       If Remainco and Spinco are unable to resolve any Disputed Item during the Resolution Period, Remainco and Spinco jointly shall, as soon as practicable and in any event within twenty (20) Business Days after the expiration of the Resolution Period, engage an internationally recognized independent accounting firm which is mutually acceptable to Spinco and Remainco, which firm shall not be the then regular auditors of Remainco, Spinco or the RMT Partner (the firm so engaged, the “Unaffiliated Accounting Firm”), to resolve the Disputed Items in a manner consistent with this Section 3.4. Promptly after joint engagement of the Unaffiliated Accounting Firm, Remainco and Spinco shall provide the Unaffiliated Accounting Firm with a copy of this Agreement, the Closing Statement and the Notice of Objection and all other documentary materials and analyses that Spinco or Remainco, as applicable, believes may be relevant to resolution of the Disputed Items. Each of Remainco and Spinco shall deliver to the Unaffiliated Accounting Firm and to the other Party simultaneously a written submission of its final position with respect to each of the Disputed Items (which position may not be outside of the range between the greatest value for such item and the smallest value for such item, as set forth in the Closing Statement and the Notice of Objection), within ten (10) Business Days of the engagement of such Unaffiliated Accounting Firm. Each of Remainco and Spinco shall thereafter be entitled to submit a rebuttal to the other’s submission, which rebuttals shall be delivered to the Unaffiliated Accounting Firm and to the other Party simultaneously within ten (10) Business Days of the delivery of the Parties’ initial submissions to the Unaffiliated Accounting Firm and to each other. Neither Party may make (nor permit any of its Affiliates or Representatives to make) any additional submission to the Unaffiliated Accounting Firm or otherwise communicate with the Unaffiliated Accounting Firm (unless reasonably requested by the Unaffiliated Accounting Firm to clarify a Disputed Items and agreed by the Parties). In no event shall either Party (A) communicate (or permit any of its Affiliates or Representatives to communicate) with the Unaffiliated Accounting Firm without providing the other Party a reasonable opportunity to participate in such communication or (B) make (or permit any of its Affiliates or Representatives to make) a written submission to the Unaffiliated Accounting Firm unless a copy of such submission is simultaneously provided to the other Party. The Unaffiliated Accounting Firm shall have forty-five (45) days following submission of the Parties’ rebuttals to review the documents provided to it pursuant to this Section 3.4 and to deliver its reasoned written determination with respect to each of the Disputed Items submitted to it for resolution, as well as its determination of each component of the Adjustment Amount that was a Disputed Item. The Unaffiliated Accounting Firm shall resolve Disputed Items submitted to it based solely on the information provided to the Unaffiliated Accounting Firm by the Parties pursuant to the terms of this Agreement and not by independent review. The Unaffiliated Accounting Firm’s authority shall be limited to resolving disputes with respect to whether the individual Disputed Items were prepared in accordance with Schedule 3.4(a) and otherwise in accordance with the Accounting Principles. The resolution of such Disputed Items by the Unaffiliated Accounting Firm (1) shall be set forth in writing, (2) shall be within the range of the greatest value claimed by Remainco and Spinco and the smallest value claimed by Remainco and Spinco and (3) shall constitute an arbitral award. The determination of the Unaffiliated Accounting Firm in respect of each Disputed Item shall be final, conclusive and binding on Remainco and Spinco and (absent manifest error or fraud) not subject to appeal by either of the Parties, and judgment thereof may be entered or enforced in any of the Chosen Courts or, if none of those courts have jurisdiction, any court of competent jurisdiction.

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(iv)       The fees and expenses, if any, of the Unaffiliated Accounting Firm incurred in connection with the Closing Statement shall be allocated between the Parties based upon the inverse of the ratio which the aggregate amount of the Disputed Items awarded to Spinco bears to the aggregate amount of the Disputed Items contested by Spinco. For example, if Spinco claims that the Spinco Indebtedness is $1,000 greater (in Spinco’s favor) than the Spinco Indebtedness determined by Remainco, and if the Unaffiliated Accounting Firm ultimately resolves the Disputed Items by awarding to Spinco $300 of the $1,000 contested, then the fees, costs and expenses of the Unaffiliated Accounting Firm will be allocated 30% (i.e., $300 ÷ $1,000) to Remainco and 70% (i.e., $700 ÷ $1,000) to Spinco.

(c)         Final Adjustment. The Adjustment Amount, as finally (other than with respect to Unfunded Pension Liabilities) determined using the amounts of the Closing Working Capital, the Spinco Cash Amount, the Spinco Indebtedness, and Transaction Expenses finally determined pursuant to Sections 3.4(a) and (b), as applicable (whether by failure of Spinco to deliver a Notice of Objection, by agreement of Remainco and Spinco or by determination of the Unaffiliated Accounting Firm, as applicable) and an estimated amount of Unfunded Pension Liabilities equal to $92,000,000, is referred to herein as the “Final Adjustment Amount”. For the avoidance of doubt, it is understood and agreed that the amount of Unfunded Pension Liabilities is to be finally determined pursuant to Sections 3.4(e) and (f), as applicable, and for purposes of the Final Adjustment Amount, the estimated amount of Unfunded Pension Liabilities of $92,000,000 shall be used and its inclusion in the Final Adjustment Amount shall in no way impugn the final determination of the Unfunded Pension Liabilities pursuant to Sections 3.4(e) and (f), as applicable.

(d)        Not later than five (5) Business Days after the determination of the Final Adjustment Amount, a payment by wire transfer in respect thereof shall be made as follows:

(i)         In the event the Final Adjustment Amount is a positive number, then such amount shall be paid by Spinco to a bank account designated in writing by Remainco; and

(ii)        In the event the Final Adjustment Amount is a negative number, then the absolute value of such amount shall be paid by Remainco to a bank account designated in writing by Spinco.

Any payment pursuant to this Section 3.4(d) shall be treated to the extent permitted by applicable Legal Requirements, for all U.S. federal income Tax purposes as either (i) in the case of a payment pursuant to Section 3.4(d)(i), a distribution by Spinco to Remainco, or (ii) in the case of a payment pursuant to Section 3.4(d)(ii), a non-taxable contribution by Remainco to Spinco, in each case, made immediately prior to the Spin-Off and shall be made in immediately available funds in United States dollars by wire transfer to a bank account designated in writing by the Party entitled to receive the payment.

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(e)         Unfunded Pension Liabilities Statement.

(i)         As soon as reasonably practicable following the final determination of the Section 414(l) Amount (as defined in the Employee Matters Agreement) pursuant to Section 5.1 of the Employee Matters Agreement, but no later than thirty days after such final determination, Remainco shall prepare and deliver to Spinco a written statement for Spinco’s review, prepared in accordance with Schedule 3.4(a) and otherwise calculated in accordance with the Accounting Principles, as applicable (the “Unfunded Pension Liabilities Statement”), setting forth Remainco’s good-faith calculations of the Unfunded Pension Liabilities, together with reasonable supporting detail.

(ii)        Each Party shall make available to the other Party and its Representatives, and, upon reasonable notice requested in writing, all books, records, documents, personnel and work papers in the possession of such Party and reasonably requested in writing by such other Party in connection with the preparation and review of the Unfunded Pension Liabilities Statement, the determination of the Unfunded Pension Liabilities, the preparation of the Unfunded Pension Liabilities Notice of Objection and the other matters contemplated by this Section 3.4.

(f)         Disputes.

(i)         In the event Spinco disputes the correctness of the Unfunded Pension Liabilities as set forth in the Unfunded Pension Liabilities Statement, Spinco shall deliver to Remainco a reasonably detailed written statement describing each objection (with reference to the applicable account description) and specifying the amount that Spinco reasonably believes is the correct amount of the Unfunded Pension Liabilities (such statement, the “Unfunded Pension Liabilities Notice of Objection”) within ninety (90) days after receipt of the Unfunded Pension Liabilities Statement, and shall set forth, in writing and in reasonable detail, the reasons for Spinco’s objections.

(ii)        If Spinco does not deliver an Unfunded Pension Liabilities Notice of Objection before the conclusion of the ninety (90)-day period referred to in Section 3.4(f)(i), the Unfunded Pension Liabilities Statement shall be final, conclusive and binding upon the Parties and Spinco shall be deemed to have agreed with all items and amounts contained in the Unfunded Pension Liabilities Statement. Remainco and Spinco, together with their respective actuaries that were appointed under Section 5.1 of the Employee Matters Agreement, shall endeavor in good faith to resolve any dispute regarding the amount of Unfunded Pension Liabilities within sixty (60) days after Remainco’s receipt of the Unfunded Pension Liabilities Notice of Objection (the “Unfunded Pension Liabilities Resolution Period”).

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(iii)       If Remainco and Spinco, together with their respective actuaries that were appointed under Section 5.1 of the Employee Matters Agreement, are unable to resolve the amount of the Unfunded Pension Liabilities during the Unfunded Pension Liabilities Resolution Period, Remainco and Spinco jointly shall, as soon as practicable and in any event within twenty (20) Business Days after the expiration of the Resolution Period, engage an actuary which is mutually acceptable to Spinco and Remainco (which, to the extent a third actuary was selected by Remainco and RMT Partner pursuant to Section 5.1(d) of the Employee Matters Agreement, shall be the same actuary) (the actuary so engaged, the “Unaffiliated Actuary”), to resolve the amount of the Unfunded Pension Liabilities in a manner consistent with this Section 3.4. Promptly after joint engagement of the Unaffiliated Actuary, Remainco and Spinco shall provide the Unaffiliated Actuary with a copy of this Agreement, the Unfunded Pension Liabilities Statement and the Unfunded Pension Liabilities Notice of Objection and all other documentary materials and analyses that Spinco or Remainco, as applicable, believes may be relevant to resolution of the dispute. Each of Remainco and Spinco shall deliver to the Unaffiliated Actuary and to the other Party simultaneously a written submission of its final position with respect to the amount of the Unfunded Pension Liabilities (which position may not be outside of the range between the greatest value for such item and the smallest value for such item, as set forth in the Unfunded Pension Liabilities Statement and the Unfunded Pension Liabilities Notice of Objection), within ten (10) Business Days of the engagement of such Unaffiliated Actuary. Each of Remainco and Spinco shall thereafter be entitled to submit a rebuttal to the other’s submission, which rebuttals shall be delivered to the Unaffiliated Actuary and to the other Party simultaneously within ten (10) Business Days of the delivery of the Parties’ initial submissions to the Unaffiliated Actuary and to each other. Neither Party may make (nor permit any of its Affiliates or Representatives to make) any additional submission to the Unaffiliated Actuary or otherwise communicate with the Unaffiliated Actuary (unless reasonably requested by the Unaffiliated Actuary to clarify the amount of the Unfunded Pension Liabilities and agreed by the Parties). In no event shall either Party (A) communicate (or permit any of its Affiliates or Representatives to communicate) with the Unaffiliated Actuary without providing the other Party a reasonable opportunity to participate in such communication or (B) make (or permit any of its Affiliates or Representatives to make) a written submission to the Unaffiliated Actuary unless a copy of such submission is simultaneously provided to the other Party. The Unaffiliated Actuary shall have forty-five (45) days following submission of the Parties’ rebuttals to review the documents provided to it pursuant to this Section 3.4 and to deliver its reasoned written determination with respect to the amount of the Unfunded Pension Liabilities. The Unaffiliated Actuary shall resolve the amount of the Unfunded Pension Liabilities based solely on the information provided to the Unaffiliated Actuary by the Parties pursuant to the terms of this Agreement and not by independent review. The Unaffiliated Actuary’s authority shall be limited to resolving disputes with respect to whether the amount of the Unfunded Pension Liabilities were prepared in accordance with Schedule 3.4(a) and otherwise in accordance with the Accounting Principles. The resolution of the amount of the Unfunded Pension Liabilities by the Unaffiliated Actuary (1) shall be set forth in writing, (2) shall be within the range of the greatest value claimed by Remainco and Spinco and the smallest value claimed by Remainco and Spinco and (3) shall constitute an arbitral award. The determination of the Unaffiliated Actuary in respect of the amount of the Unfunded Pension Liabilities shall be final, conclusive and binding on Remainco and Spinco and (absent manifest error or fraud) not subject to appeal by either of the Parties, and judgment thereof may be entered or enforced in any of the Chosen Courts or, if none of those courts have jurisdiction, any court of competent jurisdiction.

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(iv)       The fees and expenses, if any, of the Unaffiliated Actuary incurred in connection with the Unfunded Pension Liabilities Statement shall be allocated between the Parties based upon the inverse of the ratio which the amount of Unfunded Pension Liabilities awarded to Spinco bears to the amount of Unfunded Pension Liabilities contested by Spinco. For example, if Spinco claims that the amount of Unfunded Pension Liabilities is $1,000 higher (in Spinco’s favor) than the amount of Unfunded Pension Liabilities determined by Remainco, and if the Unaffiliated Actuary ultimately resolves the amount of Unfunded Pension Liabilities by awarding to Spinco $300 of the $1,000 contested, then the fees, costs and expenses of the Unaffiliated Actuary will be allocated 30% (i.e., $300 ÷ $1,000) to Remainco and 70% (i.e., $700 ÷ $1,000) to Spinco.

(g)        Unfunded Pension Liabilities Adjustment. The Adjustment Amount, as finally determined using the amounts of the Closing Working Capital, the Spinco Cash Amount, the Spinco Indebtedness and the Transaction Expenses finally determined pursuant to Sections 3.4(a) and (b), as applicable (whether by failure of Remainco to deliver a Notice of Objection, by agreement of Remainco and Spinco or by determination of the Unaffiliated Accounting Firm, as applicable) and the amount of Unfunded Pension Liabilities finally determined pursuant to Sections 3.4(e) and (f), as applicable (whether by failure of Spinco to deliver an Unfunded Pension Liabilities Notice of Objection, by agreement of Remainco and Spinco or by determination of the Unaffiliated Actuary, as applicable), is referred to herein as the “Unfunded Pension Liabilities Adjustment Amount”. If the Unfunded Pension Liabilities Adjustment Amount exceeds the Final Adjustment Amount, the amount of such excess is referred to as the “Unfunded Pension Liabilities Excess Amount.” If the Unfunded Pension Liabilities Adjustment Amount is less than the Final Adjustment Amount, the amount of such shortfall is referred to as the “Unfunded Pension Liabilities Shortfall Amount.”

(h)        Not later than five (5) Business Days after the determination of the Unfunded Pension Liabilities Adjustment Amount, a payment by wire transfer in respect thereof shall be made as follows:

(i)         In the event the Unfunded Pension Liabilities Adjustment Amount results in an Unfunded Pension Liabilities Excess Amount, then the amount of such Unfunded Pension Liabilities Excess Amount shall be paid by SpinCo to a bank account designated in writing by Remainco; and

(ii)        In the event the Unfunded Pension Liabilities Adjustment Amount results in an Unfunded Pension Liabilities Shortfall Amount, then the amount of such Unfunded Pension Liabilities Shortfall Amount shall be paid by Remainco to a bank account designated in writing by Spinco, for further distribution by Spinco to the applicable Defined Benefit Pension Plans.

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Any payment pursuant to this Section 3.4(h) shall be treated to the extent permitted by applicable Legal Requirements for all U.S. federal income Tax purposes as either (i) in the case of a payment pursuant to Section 3.4(h)(i), a distribution by Spinco to Remainco or (ii) in the case of a payment pursuant to Section 3.4(h)(ii), a non-taxable contribution by Remainco to Spinco, in each case, made immediately prior to the Spin-Off and shall be made in immediately available funds in United States dollars by wire transfer to a bank account designated in writing by the Party entitled to receive the payment.

Article IV

INDEMNIFICATION

Section 4.1        Release of Pre-Distribution Claims.

(a)        Except as provided in Section 4.1(b):

(i)         Remainco, for itself and each member of the Remainco Group, as of the Separation Effective Time and, to the extent permitted by law, all Persons who at any time prior to the Separation Effective Time were directors, officers, agents or employees of any member of the Remainco Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, does hereby release and forever discharge Spinco and the other members of the Spinco Group and all Persons who at any time prior to the Separation Effective Time were stockholders, directors, officers or employees of any member of the Spinco Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities, whether at law or in equity, whether arising under any Contract, by operation of law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Separation Effective Time, including in connection with the Internal Restructuring and the Distributions and any of the other transactions contemplated under this Agreement, the Merger Agreement and the Ancillary Agreements (such Liabilities, the “Remainco Released Liabilities”), and in any event shall not, and shall cause its respective Subsidiaries not to, bring any Legal Proceeding against any member of the Spinco Group in respect of any Remainco Released Liabilities; provided, however, that nothing in this Section 4.1(a)(i) shall relieve any Person released in this Section 4.1(a)(i) who, after the Separation Effective Time, is a director, officer or employee of any member of the Spinco Group and is no longer a director, officer or employee of any member of the Remainco Group from Liabilities to the Spinco Group or the RMT Partner Group arising out of, relating to or resulting from his or her service as a director, officer or employee of any member of the Spinco Group after the Separation Effective Time. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to limit Remainco or any member of the Remainco Group from commencing any Legal Proceedings against any member of the Spinco Group or any Spinco Group officer, director, agent or employee, or his or her respective heirs, executors, administrators, successors and assigns with regard to matters arising from, or relating to, (i) theft of Remainco’s Intellectual Property or Know-How or (ii) fraudulent or intentional criminal acts by any such officers, directors, agents or employees.

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(ii)        Each of RMT Partner (solely in its capacity as an equityholder of entities within the Spinco Group) and Spinco, for itself and each member of its respective Group as of the Separation Effective Time and, to the extent permitted by law, all Persons who at any time prior to the Separation Effective Time were directors, officers, agents or employees of any member of the Spinco Group or RMT Partner (solely in its capacity as an equityholder of entities within the Spinco Group) (in each case, in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, does hereby release and forever discharge Remainco and the other members of the Remainco Group and all Persons who at any time prior to the Separation Effective Time were stockholders, directors, officers or employees of any member of the Remainco Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities, whether at law or in equity, whether arising under any Contract, by operation of law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Separation Effective Time, including in connection with the Internal Restructuring and the Distributions and any of the other transaction contemplated under this Agreement, the Merger Agreement and the Ancillary Agreements (such Liabilities, the “Spinco Released Liabilities”), and in any event shall not, and shall cause its respective Subsidiaries not to, bring any Legal Proceeding against any member of the Remainco Group in respect of any Spinco Released Liabilities. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to limit Spinco or any member of the Spinco Group from commencing any Legal Proceedings against any Remainco Group officer, director, agent or employee, or his or her respective heirs, executors, administrators, successors and assigns with regard to matters arising from, or relating to, (i) theft of Spinco’s Intellectual Property or Know-How or (ii) fraudulent or intentional criminal acts by any such officers, directors, agents or employees.

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(b)        Notwithstanding anything to the contrary, nothing contained in this Agreement, including Section 4.1(a), Section 2.3 or Section 2.4, shall impair or otherwise affect any right of any Party and, as applicable, a member of such Party’s Group, as well as their respective heirs, executors, administrators, successors and assigns, pursuant to or contemplated by, or ability to enforce, this Agreement, the Merger Agreement, any Ancillary Agreement or any agreements, arrangements, commitments or understandings contemplated in this Agreement, the Merger Agreement or in any Ancillary Agreement or to recover for any breach or violation of any of the terms hereof or thereof that are to be performed after, or survive, the Separation Effective Time. In addition, notwithstanding anything to the contrary, nothing contained in Section 4.1(a) shall release any Person (including any of the Parties or any other member of their respective Groups) from any of the following, and for the avoidance of doubt, none shall constitute Remainco Released Liabilities or a Spinco Released Liabilities):

(i)         any Liability Assumed, Transferred or allocated to a Party or a member of such Party’s Group pursuant to or as contemplated by, or any other Liability of any member of such Group under, this Agreement or any Ancillary Agreement including (A) with respect to Remainco, any Remainco Retained Liability and (B) with respect to Spinco, any Spinco Liability;

(ii)        any Liability provided for in or resulting from any other Contract or understanding that is entered into after the Separation Effective Time between any Party (and/or a member of such Party’s or Parties’ Group), on the one hand, and any other Party or Parties (and/or a member of such Party’s or Parties’ Group), on the other hand;

(iii)       any Liability that the Parties may have with respect to indemnification pursuant to this Agreement or indemnification, payment or allocation of liability under any Ancillary Agreement, which Liability shall be governed by the provisions of this Agreement and, in particular, this Article IV and, if applicable, the appropriate provisions of the Ancillary Agreements;

(iv)       any Liability the release of which would result in a release of any Person other than the Persons released in Section 4.1(a); provided that the Parties agree not to bring any Legal Proceeding or permit any other member of their respective Group to bring any Legal Proceeding against a Person released in Section 4.1(a) with respect to such Liability; and

(v)        the obligation of the Parties to consummate the transactions contemplated by the Merger Agreement, this Agreement and the Ancillary Agreements and to perform their respective obligations hereunder and thereunder.

(c)        From and after the Separation Effective Time, each Party shall not, and shall not permit any member of its Group to, make any claim for offset, or commence any Legal Proceeding, including any claim of indemnification, against any other Party or any member of any other Party’s Group, or any other Person released pursuant to Section 4.1(a), with respect to any Liabilities released pursuant to Section 4.1(a).

(d)        From and after the Separation Effective Time, if any Person associated with a Party (including any director, officer or employee of a Party) initiates any Legal Proceeding with respect to claims released by this Section 4.1, the Party with which such Person is associated shall be responsible for the fees and expenses of counsel of the other Party (and/or the members of such Party’s Group, as applicable) and such other Party shall be indemnified for all Liabilities incurred in connection with such Legal Proceeding in accordance with the provisions set forth in this Article IV.

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(e)        The release in this Section 4.1 includes a release of any rights and benefits with respect to such Liabilities that each Party and each member of such Party’s Group, and its successors and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, each Party hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and further agrees that this release has been negotiated and agreed upon in light of that awareness and each such Party nevertheless hereby intends to release the Persons described in Section 4.1(a) from the Liabilities described in Section 4.1(a).

Section 4.2        Indemnification by Remainco. In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set forth in any provision of the Merger Agreement, this Agreement or any Ancillary Agreement, from and after the Separation Effective Time, Remainco shall to the fullest extent permitted by law indemnify, defend and hold harmless the Spinco Indemnitees from and against any and all Indemnifiable Losses of the Spinco Indemnitees to the extent relating to, arising out of, by reason of or otherwise in connection with (a) the Remainco Retained Liabilities, including the failure of any member of the Remainco Group or any other Person to pay, perform or otherwise discharge any Remainco Retained Liability in accordance with its respective terms, whether arising prior to, at or after the Separation Effective Time; (b) any Remainco Retained Asset or Remainco Retained Business, whether arising prior to, at or after the Separation Effective Time; (c) any breach after the Separation Effective Time by Remainco, or any member of the Remainco Group, of any provision of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder; (d) any amendments, modifications or supplementations to the Separation Plan made by Remainco prior to the Separation Effective Time; (e) any breach by Remainco of any covenant or other agreement contained in the Merger Agreement, which, by its terms, is to be performed after the Effective Time or expressly survives under the Merger Agreement; (f) any matter set forth on Schedule 4.2(f), subject to the terms and limitations set forth on such Schedule; and (g) subject to the limitations set forth in Section 4.7(c), the matters set forth on Schedule 4.2(g).

Section 4.3        Indemnification by Spinco Group. In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set forth in any provision of the Merger Agreement, this Agreement or any Ancillary Agreement, from and after the Separation Effective Time, Spinco and each member of the Spinco Group shall, on a joint and several basis, indemnify, defend and hold harmless the Remainco Indemnitees to the fullest extent permitted by law from and against any and all Indemnifiable Losses of the Remainco Indemnitees to the extent relating to, arising out of, by reason of or otherwise in connection with (a) the Spinco Liabilities, including the failure of any member of the Spinco Group or any other Person to pay, perform or otherwise discharge any Spinco Liability in accordance with its respective terms, whether arising prior to, at or after the Separation Effective Time; (b) any Spinco Asset or Spinco Business, whether arising prior to, at or after the Separation Effective Time; (c) any breach after the Separation Effective Time by any member of the RMT Partner Group (including, for the avoidance of doubt, any member of the Spinco Group) of any provision of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder, (d) any breach by RMT Partner of any covenant or other agreement contained in the Merger Agreement or (e) any breach by Spinco of any covenant or other agreement contained in the Merger Agreement which, by its terms, is to be performed after to the Effective Time.

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Section 4.4        Procedures for Indemnification.

(a)        Other than with respect to Third-Party Claims, which shall be governed by Section 4.4(b), a Remainco Indemnitee or a Spinco Indemnitee (each, as applicable, an “Indemnitee”) shall notify in writing, with respect to any matter that such Indemnitee has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement, the Party which is or may be required pursuant to this Article IV to make such indemnification (the “Indemnifying Party”), within thirty (30) days of such determination, stating in such written notice (i) reasonable details of such Indemnifiable Loss, (ii) the amount of the Indemnifiable Loss claimed, if known (and if not known but reasonably estimable, a reasonable estimate of such amount), (ii) to the extent practicable, method of computation of such Indemnifiable Loss and (iii) reference to the provisions of this Agreement in respect of which such right of indemnification is claimed by such Indemnitee or arises; provided, however, that the failure to provide such written notice shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure.

(b)        If a claim or demand is made against an Indemnitee by any Person who is not a Party or an Affiliate of a Party (a “Third-Party Claim”) as to which such Indemnitee is or reasonably expects to be entitled to indemnification pursuant to this Agreement, such Indemnitee shall promptly notify the Indemnifying Party in writing (which shall include copies of all notices and documents received by the Indemnitee relating to the Third-Party Claim), and in reasonable detail, of the Third-Party Claim (and in any event within the earlier of (x) thirty (30) days within such Indemnitee receiving notice of such Third-Party Claim or (y) two (2) Business Days prior to the final date of the applicable response period under such Third-Party Claim) after receipt by such Indemnitee of notice of the Third-Party Claim; provided, however, that the failure to provide notice of any such Third-Party Claim pursuant to this or the preceding sentence shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnitee shall deliver to the Indemnifying Party, promptly (and in any event within ten (10) Business Days) after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim; provided, however, that the failure to deliver such notices and documents of shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure.

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(c)        Other than in the case of indemnification by a beneficiary Party of a guarantor Party pursuant to Section 2.11(d) (the defense of which shall be controlled by the beneficiary Party), the Indemnifying Party shall be entitled, if it so chooses, to assume the defense thereof, and if it does not assume the defense of such Third-Party Claim, to participate in the defense of any Third-Party Claim in accordance with the terms of Section 4.5 at such Indemnifying Party’s own cost and expense and by such Indemnifying Party’s own counsel, that is reasonably acceptable to the Indemnitee, within thirty (30) days of the receipt of an indemnification notice from such Indemnitee; provided, however, that the Indemnifying Party shall not be entitled to assume the defense of any Third-Party Claim if (x) in the reasonable judgment of the Indemnitee, after consultation with outside counsel, there exists a conflict of interest between the Indemnifying Party and the applicable Indemnitee(s) in the defense of such Third-Party Claim by the Indemnifying Party, (y) the party making such Third-Party Claim is a Governmental Body with regulatory or other authority over the Indemnitee or any of its material assets or (z) the Third-Party Claim seeks injunctive or other non-monetary relief that, if granted, would reasonably be expected to have a material and adverse effect on the Indemnitee’s business; provided further, that (other than with respect to any indemnification provided in Section 4.2(f)), Spinco shall have the right to assume the defense or control of any Third-Party Claim involving any Spinco Asbestos Product Liability or Spinco Environmental Matter, and in the case of any Spinco Environmental Matter undertake or take over any associated environmental investigation, monitoring or remediation activities, with counsel, consultants or contractors of recognized standing and competence selected by Spinco and reasonably acceptable to Remainco. In connection with the Indemnifying Party’s defense of a Third-Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, at its own expense and, in any event, shall reasonably cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent materials and information (subject to Section 5.7 as applicable) in such Indemnitee’s possession or under such Indemnitee’s control relating thereto as are reasonably required by the Indemnifying Party. To the extent permitted by law, no Indemnifying Party shall settle or compromise any Third-Party Claim without the written consent of the Indemnitee, such consent not to be unreasonably withheld, conditioned or delayed, unless such settlement (A) completely and unconditionally releases the Indemnitee in connection with such matter, (B) provides relief consisting solely of money damages borne by the Indemnifying Party and (C) does not involve any admission by the Indemnitee of any wrongdoing or violation of a Legal Requirement.

(d)        If an Indemnifying Party does not (or is not entitled to) assume responsibility for defending a Third-Party Claim within the period specified in this Section 4.4, such Indemnitee may defend such Third-Party Claim. If the Indemnitee is conducting the defense against any such Third-Party Claim, the Indemnifying Party shall reasonably cooperate with the Indemnitee in such defense and make available to the Indemnitee all witnesses, pertinent materials and information (subject to Section 5.7 as applicable) in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as are reasonably required by the Indemnitee. To the extent permitted by law, no Indemnitee may settle or compromise any Third-Party Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.

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(e)        Except as otherwise set forth in Section 5.6 or to the extent set forth in any Ancillary Agreement or the Merger Agreement, following the Closing, the indemnification provisions of this Article IV shall be the sole and exclusive remedy of any Party or member of its Group for any monetary damages or Indemnifiable Losses arising out of, relating to or resulting from this Agreement, the Merger Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby and each Party expressly waives and relinquishes any and all rights, claims or remedies such Party or any member of its Group may have with respect to the foregoing other than under this Article IV against any Indemnifying Party; provided, however, that this Section 4.4(e) shall not limit any equitable remedies available to any Party under this Agreement, the Merger Agreement or any Ancillary Agreement.

Section 4.5        Cooperation in Defense and Settlement.

(a)        With respect to any Third-Party Claim that implicates two or more Parties in any respect due to the allocation of Liabilities, responsibilities for management of defense and related indemnities pursuant to this Agreement or any of the Ancillary Agreements, the applicable Parties agree to use reasonable best efforts to cooperate fully and maintain a joint defense (in a manner that will appropriately preserve for all Parties any applicable Privilege with respect thereto). The Party that is not responsible for managing the defense of any such Third-Party Claim shall, upon reasonable request, be consulted with respect to matters relating thereto and may, if necessary or helpful, retain counsel to assist in the defense of such claims. Notwithstanding the foregoing, nothing in this Section 4.5(a) shall derogate from any Party’s rights to control the defense of any Legal Proceeding in accordance with Section 4.4.

(b)        Notwithstanding anything to the contrary in this Agreement, or the Ancillary Agreements, from and after the Separation Effective Time, with respect to any Legal Proceeding by a Governmental Body or any other Legal Proceeding against, or involving, any Spinco Group member or a notice, report or filing to be submitted to any Governmental Body with regulatory authority over the Remainco Retained Business (i) where the facts and circumstances giving rise to the Legal Proceeding, notice, report or filing occurred (in whole or in part) prior to the Separation Effective Time and (ii) that would reasonably be expected to adversely impact the Remainco Retained Businesses, Remainco, unless not permitted by law, shall be provided reasonably prompt notice of any disclosure or submission and have, at Remainco’s expense, the reasonable opportunity to consult, advise and comment in all preparation, planning and strategy regarding any such Legal Proceeding, notice, report or filing, including with regard to any drafts of notices and other conferences and communications to be provided or submitted by or on behalf of Spinco or RMT Partner to any third party involved in such Legal Proceeding, notice, report or filing (including any Governmental Body) and Spinco shall in good faith take into consideration or incorporate, as applicable, all such consultations, advice and comments. To the extent that such Legal Proceeding, notice, report or filing involves any Privileged Information or potentially Privileged Information or material in any way, such Privileged Information or material will only be submitted in accordance with Section 5.7. With regard to the matters specified in the preceding clauses (i) and (ii), which may include matters indemnifiable under Section 4.2, Remainco shall have a right to consent to any compromise or settlement related thereto to the extent permitted by law.

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(c)        Notwithstanding anything to the contrary in this Agreement or the Ancillary Agreements, from and after the Separation Effective Time, with respect to any Legal Proceeding by a Governmental Body or any other Legal Proceeding against, or involving, any Remainco Group member or a notice, report or filing to be submitted to any Governmental Body with regulatory authority over the Spinco Business (i) where the facts and circumstances giving rise to the Legal Proceeding, notice, report or filing occurred (in whole or in part) prior to the Separation Effective Time and (ii) that would reasonably be expected to adversely impact the Spinco Businesses, Spinco, unless not permitted by law, shall be provided reasonably prompt notice of any disclosure or submission and have, at Spinco’s expense, the reasonable opportunity to consult, advise and comment in all preparation, planning and strategy regarding any such Legal Proceeding, notice, report or filing, including with regard to any drafts of notices and other conferences and communications to be provided or submitted by or on behalf of Remainco to any third party involved in such Legal Proceeding, notice, report or filing (including any Governmental Body) and Remainco shall in good faith take into consideration or incorporate, as applicable, all such consultations, advice and comments. To the extent that such Legal Proceeding involves any Privileged Information or potentially Privileged Information or material in any way, such Privileged Information or material will only be submitted in accordance with Section 5.7. With regard to the matters specified in the preceding clauses (i) and (ii), which may include matters indemnifiable under Section 4.3, Spinco shall have a right to consent to any compromise or settlement related thereto to the extent permitted by law.

(d)        The Parties each agree that at all times from and after the Separation Effective Time, if a Legal Proceeding is or has been commenced by a third party naming two (2) or more Parties (or any member of such Parties’ respective Groups) as defendants and with respect to which one or more named Parties (or any member of such Party’s respective Group) is a defendant and/or such Legal Proceeding is otherwise not a Liability allocated to such named Party under this Agreement or any Ancillary Agreement, then the other Party or Parties shall use reasonable best efforts to request such defendant to be removed from such Legal Proceeding, as soon as reasonably practicable, and to cooperate with the Party that has Assumed to such Liability to permit such Party to control the defense or settlement of such matter following the Separation Effective Time.

(e)        Notwithstanding anything to the contrary, it is understood that this Section 4.5 does not pertain to securityholder litigation relating to the transactions contemplated by the Merger Agreement, this Agreement and the Ancillary Agreements, which is subject to the provisions of the Merger Agreement.

Section 4.6        Indemnification Payments. Indemnification required by this Article IV shall be made by periodic payments of the amount of Indemnifiable Losses in a timely fashion during the course of the investigation or defense, as and when bills are received or an Indemnifiable Loss is actually incurred and reasonably satisfactory documentation setting for the basis of any such payments shall be provided to the Indemnifying Party.

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Section 4.7        Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a)        Any recovery by any Indemnitee for any Indemnifiable Loss subject to indemnification pursuant to this Article IV shall be calculated net of (i) Insurance Proceeds actually received by such Indemnitee with respect to any Indemnifiable Loss (but excluding for the avoidance of doubt, any such amount under Self-Insurance) or (ii) any indemnification or other similar proceeds actually received by the Indemnitee from any unaffiliated third party with respect to any such Liability corresponding to the Indemnifiable Loss (“Third-Party Proceeds”). Accordingly, the amount which any Indemnifying Party is required to pay pursuant to this Article IV to any Indemnitee pursuant to this Article IV shall be reduced by any such Insurance Proceeds or Third-Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee corresponding to the related Indemnifiable Loss. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party corresponding to any Indemnifiable Loss (an “Indemnity Payment”) and subsequently receives such Insurance Proceeds or Third-Party Proceeds, then the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if such Insurance Proceeds or Third-Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b)        The Parties hereby agree that an insurer or other third party that would otherwise be obligated to pay any amount shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto by virtue of any provision contained in this Agreement or any Ancillary Agreement, and that no insurer or any other third party shall be entitled to a “windfall” (e.g., a benefit they would not otherwise be entitled to receive, or the reduction or elimination of an insurance coverage obligation that they would otherwise have, in the absence of the indemnification or release provisions) by virtue of any provision contained in this Agreement or any Ancillary Agreement. Each Party shall, and shall cause its Subsidiaries to, use reasonable best efforts to collect or recover, or at the option of the Indemnifying Party allow the Indemnifying Party to collect or recover, or cooperate with each other in collecting or recovering, any Insurance Proceeds or other proceeds from another unaffiliated third party that may be collectible or recoverable in respect of the Liabilities for which indemnification may be available under this Article IV (excluding, for the avoidance of doubt, any such amounts available under the Indemnifying Party’s own Self-Insurance arrangements); provided, however, that in no event shall a Party have any obligation under this Section 4.7 to assert any claim, action or proceeding against any material customer, material supplier, material licensor or employee of the Indemnitee (whether or not the Party has been indemnified under this Agreement).

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(c)        Subject to the other provisions of this Agreement, any Indemnifiable Losses of the Spinco Indemnitees payable by Remainco to Spinco pursuant to Schedule 4.2(g) of this Agreement shall be satisfied: (i) first, from Insurance Proceeds or Third-Party Proceeds and (ii) second, from Remainco for fifty percent (50%) of such Indemnifiable Losses of up to fifteen million dollars ($15,000,000) (it being understood that RMT Partner shall bear the cost of the other fifty percent (50%) of such Indemnifiable Losses of up to fifteen million dollars ($15,000,000) and any amounts above fifteen million dollars ($15,000,000); provided that, notwithstanding anything to the contrary contained herein, in no event shall Remainco be obligated to pay, individually or in the aggregate, in excess of seven million five hundred thousand dollars ($7,500,000) pursuant to this Section 4.7(c); provided that nothing in this Section 4.7(c) is intended to prohibit Remainco or Spinco or any member of their respective Groups from pursuing any rights they may have against third persons for any Insurance Proceeds or Third Party Proceeds that may be available with respect to the matters set forth on Schedule 4.2(g). Remainco shall have no indemnification obligations under Schedule 4.2(g), Section 4.2(g) or this Section 4.7(c) to the extent that such Indemnifiable Losses result from (i) any change in the use of real property to non-industrial purposes or (ii) an investigation of environmental conditions at the location described on Schedule 4.2(g), involving physically invasive testing procedures such as soil and groundwater sampling, undertaken by or for the Spinco Indemnitees, other than any such investigation (A) affirmatively required pursuant to Legal Requirements or demanded by a Governmental Body, (B) reasonably determined by Spinco in good faith to be necessary in connection with any bona fide construction, maintenance, repair or demolition activity (including expansion of any facility) at the location described on Schedule 4.2(g) where such construction, maintenance or repair does or would reasonably be expected to require access to, or disturbance of, soil or groundwater, (C) in response to an emergency situation, or (D) reasonably necessary to defend a Third Party Claim.

Section 4.8        Covenant not to Sue. Each Party hereby covenants and agrees that none of it or the members of such Party’s Group or any Person claiming through it shall bring suit or otherwise assert any claim against any Indemnitee, or assert a defense against any claim asserted by any Indemnitee, before any court, arbitrator, mediator or administrative agency anywhere in the world, alleging that: (a) the assumption of any Spinco Liabilities by Spinco or a member of the Spinco Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; (b) the retention of any Remainco Retained Liabilities by Remainco or any member of the Remainco Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; or (c) the provisions of this Article IV are void or unenforceable for any reason.

Section 4.9        Additional Matters; Survival of Indemnities. The rights and obligations of each Party and their Indemnitees under this Article IV shall survive (a) the sale or other Transfer by any Party or its Subsidiaries of any Assets or businesses or the assignment by it of any Liabilities and (b) any merger, consolidation, business combination, restructuring, recapitalization, reorganization or similar transaction involving any Party or any of its Subsidiaries. No Indemnitee shall be entitled to payment and indemnification more than once with respect to the same matters (including to the extent taken into account as a dollar amount in the determination of the Final Adjustment Amount).

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Article V

PRESERVATION OF RECORDS; ACCESS TO INFORMATION;
CONFIDENTIALITY; PRIVILEGE

Section 5.1        Preservation of Corporate Records.

(a)        Except to the extent otherwise contemplated by any Ancillary Agreement, a Party providing Records or access to Information to another Party under this Article V shall be entitled to receive from the Party receiving such Records or access to Information, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall include the costs of any discovery vendor but shall not include the costs of salaries and benefits of employees of such Party or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as are reasonably and actually incurred in providing such Records or access to Information.

(b)        From and after the Effective Time, except as otherwise required or agreed upon in writing, or as otherwise provided in any Ancillary Agreement, with regard to any Information referenced in Section 5.3, each Party shall use reasonable best efforts, at such Party’s sole cost and expense, to retain, until the latest of, as applicable, (i) the date on which such Information is no longer required to be retained pursuant to the applicable record retention policy of Remainco or such other member of the Remainco Group, respectively, as in effect immediately prior to the First Distribution, including pursuant to any “litigation hold” issued by Remainco or other such member of the Remainco Group prior to the First Distribution, (ii) the concluding date of any period as may be required by any applicable Legal Requirement, (iii) the concluding date of any retention obligation for such Information that relates to a pending or threatened Legal Proceeding which is known to the members of such Party’s Group, as applicable, in possession of such Information, and (iv) the concluding date of any period during which the destruction of such Information would reasonably be expected to interfere with a pending or threatened investigation by a Governmental Body which is known to the members of such Party’s Group, as applicable, in possession of such Information; provided that with respect to any pending or threatened Legal Proceeding arising after the Effective Time, clause (iii) of this sentence applies only to the extent that whichever member of the applicable Party or its Group, as applicable, is in possession of such Information has been notified in writing pursuant to a “litigation hold” by the other Party of the relevant pending or threatened Legal Proceeding. The Parties hereto agree that from and after the Effective Time, upon written request from the other Party that certain Information relating to the Spinco Business, the Remainco Retained Businesses or the transactions contemplated hereby be retained in connection with a Legal Proceeding, the Parties shall use reasonable best efforts to preserve and not to destroy or dispose of such Information without the consent of the requesting Party (for the avoidance of doubt, reasonable best efforts shall include issuing a “litigation hold”).

(c)        The Parties intend that any transfer between Remainco and Spinco (including between their attorneys, Representatives and agents), of Information that is subject to the protections of the attorney-client or attorney work product privileges shall not operate as a waiver of any potentially applicable privilege and will be completed in accordance with Section 5.7.

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Section 5.2        Financial Statements and Accounting. Each of (x) the members of the Remainco Group and (y) the members of the RMT Partner Group agrees to provide the following reasonable assistance and, subject to Section 5.6, reasonable access to its properties, Records, other Information and personnel set forth in this Section 5.2, from the Effective Time until the fourth anniversary of the Effective Time (the “Applicable Period”) (i) in connection with the preparation and review or audit of such Party’s quarterly and annual financial statements, and the timely filing of such financial statements and the audit of such Party’s internal controls over financial reporting and management’s assessment thereof and management’s assessment of such Party’s disclosure controls and procedures, if required, and (ii) to the extent reasonably necessary to respond (and for the limited purpose of responding) to any written request or official comment from a Governmental Body, such as in connection with responding to a comment letter from the Commission. Without limiting the foregoing, during the Applicable Period, each Party agrees as follows:

(a)        Except to the extent otherwise contemplated by the Ancillary Agreements and subject to Section 5.6 and Section 5.7, (i) each of Remainco and RMT Partner shall authorize and request its respective auditors to make reasonably available to the other Party’s auditors (the “Other Party’s Auditors”) both the personnel who performed or are performing the annual audits of such audited Party (each Party with respect to its own audit, the “Audited Party”) and work papers related to the annual audits of such Audited Party (subject to the execution of any reasonable and customary access letters that such Audited Party’s auditors may require in connection with the review of such work papers by such Other Party’s Auditors), in all cases within a reasonable time prior to such Audited Party’s auditors’ opinion date, so that the Other Party’s Auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Audited Party’s auditors as it relates to their auditors’ report on such other Party’s financial statements, all within sufficient time to enable such other Party to meet its timetable for the filing of its annual financial statements with the Commission and (ii) until all governmental audits relating to the Spinco Business are complete, RMT Partner and Remainco will provide reasonable access during normal business hours for the other Group’s internal auditors, counsel and other designated Representatives for matters relating to such audits, including, in the case of RMT Partner, to (x) the premises of the Spinco Group and all Information (and duplicating rights) within the knowledge, possession or control of the RMT Partner and its Subsidiaries (including the Spinco Group) in respect of the Spinco Business and (y) the officers and employees of RMT Partner and its Subsidiaries (including the Spinco Group) in respect of the Spinco Business, so that Remainco may conduct reasonable audits relating to the financial statements in relation to the Spinco Business.

(b)        Without limitation of Section 5.6, nothing in this Article V shall require any Party to violate any agreement with any third party regarding the confidentiality of confidential and proprietary Information relating to that third party or its business; provided, however, that in the event that a Party is required under this Section 5.2 to disclose any such Information, such Party shall use reasonable best efforts to seek to obtain such third party’s written consent to the disclosure of such Information.

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(c)        The Parties acknowledge that Information provided under this Section 5.2 may constitute material, non-public Information, and trading in the securities of a Party (or the securities of its Affiliates, Subsidiaries or partners) while in possession of such material, non-public material Information may constitute a violation of the U.S. federal securities laws.

Section 5.3        Provision of Corporate Records. Other than in circumstances in which indemnification is sought pursuant to Article IV (in which event the provisions of such Article IV shall govern) and subject to appropriate restrictions for Privileged Information or Confidential Information in Section 5.6 and Section 5.7:

(a)        After the Effective Time, and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, RMT Partner for specific and identified Information:

(i)         that (x) relates to Spinco or the Spinco Business, as the case may be, prior to the Separation Effective Time or (y) is necessary for RMT Partner and/or Spinco to comply with the terms of, or otherwise perform under, any Ancillary Agreement to which Remainco and/or Spinco and/or RMT Partner are parties, Remainco shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if RMT Partner has a reasonable need for such originals) in the possession or control of the Remainco Group, but only to the extent such items so relate and are not already in the possession or control of the RMT Partner Group; provided that, to the extent any originals are delivered to the RMT Partner Group pursuant to this Agreement or the Ancillary Agreements, RMT Partner shall, at its own expense, return them to Remainco within a reasonable time after the need to retain such originals has ceased; provided, further, that, such obligation to provide any requested Information shall terminate and be of no further force and effect on the date that is the later of (x) the sixth (6th) anniversary of the Distribution Date and (y) three (3) months after the earlier termination or expiration of this Agreement or the Ancillary Agreement to which the Information relates; provided, further, that, in the event that any such access or the provision of any such Information would violate any Legal Requirement or would reasonably be expected to result in the waiver of any attorney-client privilege, rights under the work product doctrine or other applicable privilege, Remainco shall not be obligated to provide such Information requested by RMT Partner; provided, further, that, if Remainco reasonably determines that any such provision of Information could be commercially detrimental in any material respect, require any consent from a third party Person (which cannot be reasonably obtained), violate any Contract, the Parties shall, and shall cause each other member of their respective Groups, to take all reasonable best measures to permit compliance with such obligations in a manner that avoids any such harm or consequence; or

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(ii)        that (x) is required by RMT Partner with regard to reasonable compliance with reporting, disclosure, filing or other Legal Requirements imposed on RMT Partner (including under applicable securities laws) by a Governmental Body having jurisdiction over RMT Partner, or (y) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Legal Proceeding or other similar requirements, as applicable, Remainco shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if RMT Partner has a reasonable need for such originals) in the possession or control of the Remainco Group, but only to the extent such items so relate and are not already in the possession or control of the RMT Partner Group; provided that, to the extent any originals are delivered to the RMT Partner Group pursuant to this Agreement or the Ancillary Agreements, RMT Partner shall, at its own expense, return them to Remainco within a reasonable time after the need to retain such originals has ceased; provided, further, that, in the event that any such access or the provision of any such Information would violate any Legal Requirement or would reasonably be expected to result in the waiver of any attorney-client privilege, rights under the work product doctrine or other applicable privilege, Remainco shall not be obligated to provide such Information requested by RMT Partner; provided, further, that, if Remainco reasonably determines that any such provision of Information could be commercially detrimental in any material respect, require any consent from a third party Person (which cannot be reasonably obtained), violate any Contract, the Parties shall, and shall cause each other member of their respective Groups, to take all reasonable best measures to permit compliance with such obligations in a manner that avoids any such harm or consequence.

(b)        After the Effective Time, and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Remainco for specific and identified Information:

(i)         that (x) relates to Remainco or the Remainco Retained Business, as the case may be, prior to the Separation Effective Time or (y) is necessary for Remainco to comply with the terms of, or otherwise perform under, any Ancillary Agreement to which Remainco and/or Spinco and/or RMT Partner are parties, RMT Partner shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if Remainco has a reasonable need for such originals) in the possession or control of the RMT Partner Group, but only to the extent such items so relate and are not already in the possession or control of Remainco; provided that, to the extent any originals are delivered to the Remainco Group pursuant to this Agreement or the Ancillary Agreements, Remainco shall, at its own expense, return them to RMT Partner within a reasonable time after the need to retain such originals has ceased; provided, further, that, such obligation to provide any requested Information shall terminate and be of no further force and effect on the date that is the later of (x) the sixth (6th) anniversary of the Distribution Date and (y) three (3) months after the earlier termination or expiration of this Agreement or the Ancillary Agreement to which the Information relates; provided, further, that, in the event that any such access or the provision of any such Information would violate any Legal Requirement or would reasonably be expected to result in the waiver of any attorney-client privilege, rights under the work product doctrine or other applicable privilege, RMT Partner shall not be obligated to provide such Information requested by Remainco; provided, further, that, if RMT Partner reasonably determines that any such provision of Information could be commercially detrimental in any material respect, require any consent from a third party Person (which cannot be reasonably obtained), violate any Contract, the Parties shall, and shall cause each other member of their respective Groups, to take all reasonable best measures to permit compliance with such obligations in a manner that avoids any such harm or consequence; or

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(ii)        that (x) is required by Remainco with regard to reasonable compliance with reporting, disclosure, filing or other Legal Requirements imposed on Remainco (including under applicable securities laws) by a Governmental Body having jurisdiction over Remainco, or (y) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Legal Proceeding or other similar requirements, as applicable, RMT Partner shall provide, as soon as reasonably practicable following the receipt of such request, appropriate copies of such Information (or the originals thereof if Remainco has a reasonable need for such originals) in the possession or control of the RMT Partner Group, but only to the extent such items so relate and are not already in the possession or control of Remainco; provided that, to the extent any originals are delivered to Remainco pursuant to this Agreement or the Ancillary Agreements, Remainco shall, at its own expense, return them to RMT Partner within a reasonable time after the need to retain such originals has ceased; provided, further, that, in the event that any such access or the provision of any such Information would violate any Legal Requirement or would reasonably be expected to result in the waiver of any attorney-client privilege, rights under the work product doctrine or other applicable privilege, RMT Partner shall not be obligated to provide such Information requested by Remainco provided, further, that, if RMT Partner reasonably determines that any such provision of Information could be commercially detrimental in any material respect, require any consent from a third party Person (which cannot be reasonably obtained), violate any Contract, the Parties shall, and shall cause each other member of their respective Groups, to take all reasonable best measures to permit compliance with such obligations in a manner that avoids any such harm or consequence.

(c)        From and after the Effective Time, each Party shall have the right to request in writing (including on behalf of any member of its Group) that the other Parties make available for inspection any non-privileged books, records, or other documents within its control or that it otherwise has the ability to make available, to the extent such books, records or other documents may reasonably be required in connection with any Legal Proceeding or threatened or contemplated Legal Proceeding (including preparation for such Legal Proceeding) in which the Remainco Group or RMT Partner Group (with respect to the Spinco Business), as applicable, may from time to time be involved, regardless of whether such Legal Proceeding is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all reasonable out-of-pocket costs and expenses actually incurred in connection therewith. Any such disclosure of books, records and documents shall be made subject to Section 5.6.

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(d)        Subject to the conditions and limitations in this Article V, upon reasonable prior written notice, the Parties agree to make their respective personnel reasonably available during regular business hours to discuss any Information exchanged pursuant to this Section 5.3. Each of Remainco and RMT Partner shall inform their and their Groups’ respective officers, employees, agents, consultants, advisors, authorized accountants, counsel and other designated Representatives who have or have access to the other Party’s Confidential Information or other Information provided this Article V of their obligation to hold such Information confidential in accordance with the provisions of this Agreement.

(e)        Any Information provided by or made available by or on behalf of any Party (or any other member of any Group pursuant to this Article V) shall be on an “as is” basis and no Party (or any member of any Group) is making any representation or warranty with respect to such Information or the completeness thereof.

Section 5.4        Witness Cooperation. At all times from and after the Effective Time, each Party shall have the right to request in writing (including on behalf of any member of its Group) that the other Party make available for consultation or witness purposes, its (or its applicable member of its Group’s) directors, officers, employees, consultants, agents or other Representatives (current and future and to the extent possible former and taking into account the work schedules and other commitments of the aforementioned Persons) who have expertise or knowledge with respect to the other Party’s (or its Group’s) Legal Proceedings or business or products or matters in litigation or alternative dispute resolution to the extent that the requesting Party believes any such persons may reasonably be useful or required in connection with any Legal Proceeding, legal, administrative, internal investigation or other proceedings in which the requesting Party (or its Group) may from time to time be involved. Upon such request, the affected Party shall reasonably promptly select a person or persons to provide the requested assistance after conferring in good faith to determine which person or persons should provide such assistance, and shall use its reasonable best efforts to make such person or persons available. A Party providing a consultant or witness to the other Party (or its Group) under this Section 5.4 shall be entitled to receive from the Party receiving such consulting or witness services, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other reasonable and documented out-of-pocket expenses actually incurred (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses), as may be reasonably incurred and properly paid under applicable Legal Requirements. Further, any applicable privilege or immunity will be protected and shared only in accordance with Section 5.7.

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Section 5.5        Reimbursement. Except to the extent otherwise contemplated by this Agreement or any Ancillary Agreement, a Party (or its Group) providing Information or access to Information to the other Party (or its Group) under this Article V shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other reasonable and documented out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party (or its Group) or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as may be reasonably and actually incurred in providing such Information or access to such Information.

Section 5.6        Confidentiality.

(a)        From and after the Effective Time, except as otherwise provided in the Ancillary Agreements, each of Remainco and RMT Partner shall hold, and shall cause their respective members of their Group and their and their Group’s respective officers, employees, agents, consultants, advisors and other Representatives to hold, in strict confidence (and not to disclose or release or, except as otherwise permitted by this Agreement or any Ancillary Agreement, use, including for any ongoing or future commercial purpose, without the prior written consent of the Party to whom the Confidential Information relates (which may be withheld in such Party’s sole and absolute discretion, except where disclosure is required by applicable Legal Requirements)), any and all Confidential Information to the extent concerning or belonging to the other Party or its Group (it being acknowledged, for the avoidance of doubt, that the Spinco Group will be part of RMT Partner’s Group after the Effective Time) ; provided that each Party may disclose, or may permit disclosure of, Confidential Information (i) to its respective auditors, attorneys, financial advisors, bankers and other appropriate consultants, advisors and Representatives who have a need to know such Confidential Information for auditing and other non-commercial purposes and are informed of the obligation to hold such Information confidential and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, (ii) if any Party or any member of its Group is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other Legal Requirements or stock exchange rules or is advised by outside counsel in connection with a Legal Proceeding brought by a Governmental Body that it is advisable to do so, (iii) as required in connection with any legal or other proceeding by one Party (or its Group) against any other Party (or its Group) or in respect of claims by one Party (or its Group) against the other Party (or its Group) brought in a Legal Proceeding, (iv) as necessary in order to permit a Party (or its Group) to prepare and disclose its financial statements in connection with any regulatory filings or (v) as necessary for a Party to enforce its rights or perform its obligations under this Agreement (including pursuant to Section 2.2) or an Ancillary Agreement. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a third party pursuant to clause (ii), (iii) or (v) above, each Party, as applicable, shall promptly notify in writing (to the extent permissible by Legal Requirements) the Party to whom the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such affected Party a reasonable opportunity to seek an appropriate protective order or other remedy, which such Party will cooperate in obtaining to the extent reasonably practicable. In the event that such appropriate protective order or other remedy is not obtained, the Party which faces the disclosure requirement shall furnish only that portion of the Confidential Information that is required to be disclosed and shall take reasonable best steps to ensure that confidential treatment is accorded such Confidential Information. Further, as to Privileged Information nothing in this Section 5.6 replaces or diminishes the Parties’ obligations and limitations set forth in Section 5.7.

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(b)        Each Party acknowledges that it and the other members of its Group may have in its or their possession confidential or proprietary Information of third parties that was received under confidentiality or non-disclosure agreements with such third party while such Party and/or members of its Group were part of the same Group. From and after the Effective Time, each Party shall comply, and shall cause the other members of its Group to comply, and shall cause its and their respective officers, employees, agents, consultants, advisors and other Representatives to comply, with all terms and conditions of any such third-party agreements entered into prior to the Separation Effective Time, with respect to any confidential and proprietary Information of third parties to which it or any other member of its Group has had access.

(c)        Notwithstanding anything to the contrary set forth herein, and without limiting the other terms and conditions of this Agreement, the provisions of this Section 5.6 do not terminate or modify the confidentiality obligations provided for in any Contract between each Party or member of its Group and their respective employees, which shall remain in full force and effect from and after the Separation Effective Time and otherwise subject to the terms and conditions of this Agreement, including the conveyance of rights set forth herein.

(d)        For the avoidance of doubt and notwithstanding any other provision of this Section 5.6, (i) the disclosure and sharing of Privileged Information shall be governed solely by Section 5.7, and (ii) Information that is subject to any confidentiality provision or other disclosure restriction in any Ancillary Agreement shall be governed by the terms of such Ancillary Agreement.

Section 5.7        Privilege Matters.

(a)        The Parties recognize that:

(i)         Legal and other professional services that have been and will be provided prior to the Separation Effective Time have been and will be rendered for the collective benefit of each of the members of the Remainco Group and the Spinco Group, and that each of the members of the Remainco Group and the Spinco Group should be deemed to be the client with respect to such pre-separation services for the purposes of asserting all privileges, immunities, or other protections from disclosure which may be asserted under applicable Legal Requirements, including attorney-client privilege, business strategy privilege, joint defense privilege, common interest privilege, and protection under the work-product doctrine (“Privilege”). The Parties shall have a shared Privilege with respect to all Privileged Information which relates to pre-separation services rendered for the collective benefit of each of the members of Remainco Group and the Spinco Group. For the avoidance of doubt, Privileged Information within the scope of this Section 5.7 includes, but is not limited to, services rendered by legal counsel retained or employed by any Party (or any member of such Party’s respective Group), including outside counsel and in-house counsel.

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(ii)        Legal and other professional services will be provided following the Separation Effective Time to each of Remainco and Spinco. The Parties further recognize that certain of such post-separation services will be rendered solely for the benefit of Remainco or Spinco, as the case may be, while other such post-separation services may be rendered with respect to claims, proceedings, litigation, disputes or other matters for the benefit of both Remainco and Spinco.

(b)        The Parties agree, notwithstanding the definition of Spinco Assets, as follows:

(i)         Remainco shall be deemed, in perpetuity, to own and control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Remainco Retained Business, whether or not the Privileged Information is in the possession or under the control of Spinco or RMT Partner or a member of their respective Group, agent, or Representative of either. Remainco shall also be deemed, in perpetuity, to own and control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any Remainco Retained Liabilities resulting from any Legal Proceedings that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under control of Spinco or RMT Partner or a member of their respective Group, agent, or Representative of either.

(ii)        RMT Partner shall be deemed, in perpetuity, to own and control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Spinco Business, whether or not the Privileged Information is in the possession or under the control of Remainco or RMT Partner or a member of their respective Group, agent, or Representative of either. RMT Partner shall also be deemed, in perpetuity, to own and control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any Spinco Liabilities resulting from any Legal Proceedings that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under control of Remainco or RMT Partner or a member of their respective Group, agent, or Representative of either.

(iii)       If Remainco and RMT Partner do not agree as to whether certain Information is Privileged Information, then the Information shall be treated as Privileged Information, and that Party who believes such Information is Privileged Information shall be entitled to control the assertion or waiver of all privileges and immunities in connection with any such Information unless the Parties otherwise agree. The Parties shall utilize the procedures set forth in Article VII and Section 8.14 to resolve any disputes as to whether any Information relates solely to the Remainco Retained Business, solely to the Spinco Business, or to both the Remainco Retained Business and the Spinco Business.

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(c)        Subject to Sections 5.7(d) and 5.7(e), and applicable Legal Requirements, the Parties agree that they shall have a shared privilege or immunity with respect to all communications identified in Section 5.7(a) as to which such communications are not otherwise allocated pursuant to Section 5.7(b), and all privileges and immunities relating to any Legal Proceeding, claims, disputes, or other matters that involve both Remainco and RMT Partner (or one or more of the members of their respective Group).

(d)        The Parties agree that no shared privilege or immunity, as defined in Sections 5.7(a) and 5.7(c), may be waived by either Party or any member of its respective Group without the consent of the other Party.

(e)        If any dispute arises between Remainco and RMT Partner, or the members of their respective Group, regarding whether a shared privilege or immunity should be waived to protect or advance the interests of either Party and/or the members of their respective Group, each such Party agrees that it shall (i) negotiate with the other applicable Party in good faith; (ii) endeavor to minimize any prejudice to the rights of the other Party or any of the members of its Group; and (iii) not unreasonably withhold consent to any request for waiver by the other Party. Further, each Party specifically agrees that it shall not (and shall cause each member of its Group not to), without the other Party’s consent, agree to the waiver of a privilege or immunity for any purpose except to protect its own legitimate interests.

(f)        Upon receipt by RMT Partner or any member of its Group of any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of Information subject to a shared privilege or immunity or as to which Remainco or any member of the Remainco Group has the sole right hereunder to assert a privilege or immunity or if RMT Partner obtains knowledge that it or any member of its Group’s current or former directors, officers, agents or employees has received any subpoena, discovery or other requests that may reasonably be expected to result in the production or disclosure of such Privileged Information, RMT Partner shall promptly provide notice to Remainco of the existence of the request (which notice shall be delivered to Remainco no later than three (3) Business Days following the receipt of any such subpoena, discovery or other request, in each case, by RMT Partner or any member of its Group) and shall provide Remainco with a reasonable opportunity to review the Information and to assert any rights it or they may have, including under this Section 5.7 or otherwise, to prevent the production or disclosure of such Privileged Information.

(g)        Upon receipt by Remainco or by any member of the Remainco Group, of any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of Information subject to a shared privilege or immunity or as to which RMT Partner or any member of the RMT Partner Group has the sole right hereunder to assert a privilege or immunity or if Remainco obtains knowledge that it or any member of its Group’s current or former directors, officers, agents or employees has received any subpoena, discovery or other requests that may reasonably be expected to result in the production or disclosure of such Privileged Information, Remainco shall promptly provide notice to RMT Partner of the existence of the request (which notice shall be delivered to RMT Partner no later than three (3) Business Days following the receipt of any such subpoena, discovery or other request) and shall provide RMT Partner with a reasonable opportunity to review the Information and to assert any rights it or they may have, including under this Section 5.7 or otherwise, to prevent the production or disclosure of such Privileged Information.

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(h)        The Parties agree that they have or may in the future have common legal interests in the Remainco Retained Liabilities and any corresponding legal rights, in the Spinco Liabilities and any corresponding legal rights, in Privileged Information described in Section 5.7(a) and in the preservation of the protected status of such Privileged Information. The Parties agree that any disclosure or exchange of such Privileged Information between and among themselves in order to further the Parties’ common legal interests shall not waive any applicable privilege or immunity.

(i)         Any furnishing of, or access to, Information pursuant to this Agreement is made in reliance on the agreement of Remainco, RMT Partner and/or Spinco set forth in Section 5.6 and this Section 5.7 to maintain the confidentiality of Privileged Information and to assert and maintain all applicable privileges and immunities. The Parties further agree that (i) the exchange by Remainco or RMT Partner (or any member of its respective Group) to the other Party (or any member of its Group) of any Privileged Information that should not have been transferred pursuant to the terms of this Article V or Section 1.1(108)(ix) shall not be deemed to constitute a waiver of any privilege or immunity that has been or may be asserted under this Agreement or otherwise with respect to such Privileged Information; and (ii) the Party receiving (or for which a member of its Group has received) such Privileged Information shall promptly return such Privileged Information to the Party (or the applicable member of its Group) who has the right to assert the privilege or immunity.

(j)         In furtherance of, and without limitation to, the Parties’ agreement under this Section 5.7, Remainco and RMT Partner shall, and shall cause the applicable members of their respective Groups to, use reasonable best efforts to maintain their respective separate and joint privileges and immunities.

(k)        In the event of any litigation or dispute between the Parties, or any members of their respective Groups, either such Party may waive a Privilege in which the other Party or member of such Group has a shared Privilege, without obtaining the consent of the other Party; provided that such waiver of a shared Privilege shall be effective only as to the use of Privileged Information with respect to the litigation or dispute between the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared Privilege with respect to third parties. The Parties agree to treat such Information as Confidential Information in accordance with Section 5.6, including, but not limited to obtaining appropriate protective orders and sealing of the Information to protect the Privilege as to others. The Parties agree to protect Privileged Information subject to a shared privilege or immunity to prevent waivers as to third parties to the fullest extent permitted by law.

(l)         The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of Remainco, RMT Partner and/or Spinco as set forth in Section 5.6 and this Section 5.7, to maintain the confidentiality of Privileged Information subject to a shared privilege or immunity and to assert and maintain any applicable Privilege. The access to Information being granted pursuant to Sections 4.5, 5.2 and 5.3 hereof, the agreement to provide witnesses and individuals pursuant to Sections 4.5 and 5.4 hereof, the furnishing of notices and documents and other cooperative efforts contemplated by Section 4.5 hereof, and the transfer of Privileged Information between the Parties and their respective members of their Group pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.

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(m)       The provisions of this Section 5.7 shall become effective as of the Effective Time.

Section 5.8        Ownership of Information. Any Information owned by one Party or any member of its Group that is provided to a requesting Party pursuant to this Article V shall be deemed to remain the property of the providing Party (or member of its Group). Unless expressly set forth herein, nothing contained in this Agreement shall be construed as granting a license or other rights to any Party with respect to any such Information, whether by implication, estoppel or otherwise.

Section 5.9        Other Agreements. The rights and obligations granted under this Article V are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of Information set forth in any Ancillary Agreement.

Article VI

INSURANCE

Section 6.1        Insurance Matters.

(a)        Remainco shall use reasonable best efforts to cause the Spinco Business to continue to be an insured under the Remainco’s Insurance Policies until the Effective Time.

(b)        From and after the Effective Time, except as expressly provided herein, the Spinco Group and the Spinco Business shall cease to be insured under the Remainco Insurance Policies. For the avoidance of doubt, RMT Partner and Spinco shall be responsible for securing all Insurance Policies that RMT Partner considers appropriate for the Spinco Business and the operation thereof by the Spinco Group. Each RMT Partner and Spinco agrees, on behalf of itself and each member of its respective Groups, from and after the Separation Effective Time, not to seek through any means to benefit from and not to assert any right, claim or interest in, to or under, any Insurance Policies of any member of the Remainco Group, except as permitted under Section 6.1(c).

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(c)        From and after the Effective Time, for any claim asserted against Spinco, RMT Partner or any other member of the RMT Partner Group or Spinco Group after the Separation Effective Time arising out of any occurrence, claim, loss, injury or damage taking place prior to the Separation Effective Time (“Post-Closing Claims”), each of RMT Partner and Spinco and each other member of their respective Groups may seek coverage under any Remainco Insurance Policies issued by a third party providing coverage on an occurrence basis in place prior to the Separation Effective Time, including defense and indemnity benefits attributable to or arising from or under such Remainco Insurance Policies under which Spinco or any other member of the Spinco Group is insured (such policies or programs, the “Pre-Closing Occurrence-Based Policies”) for such claims (it being understood that any retrospective premiums, deductibles, retentions or similar self-insured obligations under the Pre-Closing Occurrence-Based Policies arising from any insurance claims by or on behalf of any member of the Spinco Group under the Pre-Closing Occurrence-Based Policies shall be borne by a member of the RMT Partner Group). From and after the Separation Effective Time, Spinco, RMT Partner or any other member of the RMT Partner Group may submit a direct Post-Closing Claim for coverage under the Pre-Closing Occurrence-Based Policies to the extent permitted under the applicable Remainco Insurance Policy (provided that, Spinco shall provide Remainco a copy of such claim promptly following submission to the applicable insurer and thereafter promptly provide reasonable details of all communications from and to such insurer with respect to such claim). In addition, to the extent Spinco, RMT Partner or any other member of each of their respective Groups requests, Remainco will (or will cause the applicable Remainco Group member) to submit in its name a Post-Closing Claim for coverage under the Pre-Closing Occurrence-Based Policies on behalf of Spinco, RMT Partner or any other member of their respective Groups. In either such event, Remainco or the applicable Remainco Group member, on the one hand, and RMT Partner or such other members of the RMT Partner Group, on the other hand, shall reasonably cooperate with one another and Remainco will not and will not permit the applicable Remainco Group member to settle or compromise any such Post-Closing Claim without the prior written consent of RMT Partner. RMT Partner shall reimburse Remainco and the other Remainco Group members for any cost or expenses incurred by it in such submission of a claim. In no event will Remainco be obligated to initiate coverage litigation, other than any such litigation of which RMT Partner bears the cost and expense. The Parties shall reasonably cooperate on aspects of insurance coverage litigation for a Post-Closing Claim involving with Pre-Closing Occurrence-Based Policies. In the event that a Post-Closing Claim relates to the same occurrence for which Remainco or its Subsidiaries is seeking coverage under Pre-Closing Occurrence-Based Policies, and the limits under an applicable Pre-Closing Occurrence-Based Policy are not sufficient to fund all covered claims of Spinco, RMT Partner or any other member of the RMT Partner Group (as applicable) and Remainco or its Subsidiaries (as applicable), amounts due under such a Pre-Closing Occurrence-Based Policy shall be paid to the respective Entities in proportion to the amounts which otherwise would be due were the limits of liability infinite. If so requested by Remainco, Spinco shall promptly enter into assumption agreements (and provide for letters of credit or other collateral arrangements as required by such assumption agreements), required by any insurers under such Pre-Closing Occurrence-Based Policies for the purpose of transferring, or acknowledging and accepting the transfer of, the liabilities and obligations of Remainco with respect to the Pre-Closing Occurrence-Based Policies to the extent related to the Spinco Business, including all liabilities with respect to the payment, reimbursement and indemnification obligations for losses, deductibles, retrospective premiums, retained amounts, administration, allocated loss adjustment expenses and the provision of collateral. To the extent any such assumption agreements contemplated by the preceding sentence are entered into, and Remainco actually receives a refund of premium as a result of Spinco assuming the applicable portion of the polic(ies) as between Remainco, Spinco and the applicable insurer, Remainco shall offset against the amounts due from Spinco in respect of Spinco’s portion of any Pre-Closing Occurrence-Based Policies the amount of such premium refund actually received.

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(d)        Nothing in this Section 6.1 will be construed to alter or limit in any way the indemnity obligations of the Parties, including those in this Agreement or any other Ancillary Agreement.

(e)        Nothing in Section 6.1 shall prevent any member of the Remainco Group from accessing, eroding, exhausting or otherwise taking any action in connection with a Remainco Insurance Policy; provided, however that Remainco shall not amend, commute or cancel any Pre-Closing Occurrence-Based Policy in a manner that would adversely impact the rights of RMT Partner, Spinco or any member of their respective Groups under this Section 6.1.

(f)        From and after the Effective Time, each Party shall be financially responsible for Self-Insurance obligations for any and all insurance coverage claims for which the Party bears responsibility for the underlying claim, including without limitation Post-Closing Covered Claims.

(g)        At Remainco’s sole discretion, Remainco shall either (i) maintain the directors’ and officers’ liability insurance policies, fiduciary liability insurance policies or employment practices liability insurance policies covering any directors and officers, fiduciaries or employees of the Spinco Group in effect immediately prior to the Separation Effective Time for a period of six (6) years following the Separation Effective Time or (ii) Remainco shall procure, at Remainco’s sole cost and expense, a prepaid, non-cancelable “tail” insurance policy for a period of not less than six (6) years following the Separation Effective Time, in either case contemplated by clause (i) or (ii), containing terms not less favorable than the terms of directors’ and officers’ liability insurance, fiduciary liability insurance or employment practices liability insurance covering any directors and officers, fiduciaries or employees of the Spinco Group who are covered by the directors’ and officers’ liability insurance, fiduciary liability insurance or employment practices liability insurance policies of Remainco and its Subsidiaries (including the Spinco Group) with respect to matters existing or occurring at or prior to the Effective Time. If any claim is asserted or made within such six (6)-year period, then any insurance required to be maintained under this Section 6.1(g) shall be continued in respect of such claim until the final disposition thereof.

Article VII

DISPUTE RESOLUTION

Section 7.1        Negotiation.

(a)        Each Party shall appoint a representative who shall be responsible for administering this dispute resolution provision (the “Appointed Representative”) after the Closing. The Appointed Representative shall have the authority to resolve any such disputes.

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(b)        Except as otherwise provided in this Agreement or in any Ancillary Agreement, in the event of a controversy, dispute or claim after the Closing arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity, termination or breach of this Agreement or any Ancillary Agreement or otherwise arising out of, or in any way related to, this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby (but, for the avoidance of doubt, specifically excluding the Merger Agreement where any disputes under the Merger Agreement shall be resolved pursuant to the terms thereof) (collectively, the “Agreement Disputes”), the Appointed Representatives shall negotiate in good faith for a reasonable period of time to settle such Agreement Dispute; provided, however, that (i) such reasonable period shall not, unless otherwise agreed to by the relevant Parties in writing, exceed ninety (90) calendar days from the time of receipt by a Party of written notice of such Agreement Dispute and (ii) the relevant employees from both Parties with knowledge and interest in the dispute shall first have tried to resolve the differences between the Parties. Nothing said or disclosed, nor any document produced, in the course of any negotiations, conferences and discussions in connection with efforts to settle an Agreement Dispute that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose, but shall be considered as to have been disclosed for settlement purposes.

(c)        The Parties agree that (i)(i) this Article VII is included for the convenience of the Parties, (ii) no Party shall have any Liability for any breach of this Article VII and (iii) no breach of, or failure to comply with this Article VII shall affect any of the rights or remedies under this Agreement, the Merger Agreement or any Ancillary Agreement, including the right to have the dispute resolved pursuant to Section 8.14.

Article VIII

MISCELLANEOUS

Section 8.1        Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement, the Merger Agreement, the Ancillary Agreements and the Confidentiality Agreement, including the exhibits and schedules hereto and thereto and the other agreements referred to herein and therein shall constitute the entire agreement and shall supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or electronic transmission shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 8.2        Ancillary Agreements; Precedence of Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements. In the event and to the extent that there shall be a conflict between the provisions of (a) this Agreement and the provisions of any Ancillary Agreement, such Ancillary Agreement shall control (except with respect to any Conveyancing and Assumption Instruments, in which case this Agreement shall control) and (b) this Agreement and any agreement which is not an Ancillary Agreement, this Agreement shall control unless specifically stated otherwise in such agreement. For the avoidance of doubt, the Conveyancing and Assumption Instruments are intended to be ministerial in nature and only to effect the transactions contemplated by this Agreement with respect to the applicable local jurisdiction and shall not expand or modify the rights and obligations of the Parties under this Agreement or any of the Ancillary Agreements that are not Conveyancing and Assumption Instruments.

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Section 8.3        Survival. The covenants and agreements that by their terms are to be performed following the Separation Effective Time pursuant to this Agreement or any other Ancillary Agreement shall survive the Separation Effective Time in accordance with their terms, the obligations of the Parties under Sections 2.3, 2.4 and 2.19(d) shall survive the Separation Effective Time, and all other covenants and agreements herein and therein shall terminate and shall not survive the Separation Effective Time.

Section 8.4        Expenses. Except as otherwise provided in this Agreement, the Merger Agreement or any Ancillary Agreement, (i) all fees and expenses incurred in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby or thereby shall be paid by the Party incurring such expenses, whether or not the transactions contemplated hereby or by the Merger Agreement are consummated and (ii) all out of pocket expenses and fees incurred but not paid prior to the Effective Time by or on behalf of the Spinco Group in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including fees payable to investment banks, accountants, consultants, and counsel, shall be deemed to be fees and expenses of Remainco and Assumed by Remainco.

Section 8.5        Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the U.S. return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier (such as Federal Express), two (2) Business Days after mailing; (c) if sent by facsimile transmission or e-mail before 5:00 p.m. Central Time, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission or e-mail after 5:00 p.m. Central Time and receipt is confirmed, on the following Business Day; or (e) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands and other communications are delivered to the physical address, e-mail address or facsimile number set forth below, or to such other address as any Party shall provide by like notice to the other Parties to this Agreement:

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if to RMT Partner or Spinco (after the Separation Effective Time):

Regal Beloit Corporation

200 State Street

Beloit, WI 53511

Attention: Thomas E. Valentyn, Vice President, General Counsel and Secretary

Email: [Redacted]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
Attention: Scott R. Williams and Christopher R. Hale
Fax: (312) 853-7036
Email: swilliams@sidley.com and chale@sidley.com

if to Remainco or Spinco (prior to the Separation Effective Time):

Rexnord Corporation

511 W. Freshwater Way

Milwaukee, WI 53204

Attention: Patricia M. Whaley, Vice President, General Counsel & Secretary

E-mail: [Redacted]

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
Attention: R. Alec Dawson and Andrew L. Milano
Phone: (212) 309-7092
            (212) 309-6252
Fax:     (212) 309-6001
Email:  alec.dawson@morganlewis.com
             andrew.milano@morganlewis.com

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and

Richards, Layton & Finger, P.A.
920 North King Street
P.O. Box 551
Wilmington, DE 19801
Attention: Mark Gentile and Stephanie Norman
Phone: (302) 651-7722; (302) 651-7756
Email: gentile@rlf.com; norman@rlf.com

A copy of any notice from Remainco to Spinco, or from Spinco to Remainco, prior to the Separation Effective Time shall be provided to RMT Partner in accordance with the notice procedures set forth in this Section 8.5.

Section 8.6        Waiver.

(a)        No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that any Party would otherwise have.

(b)        No Party shall be deemed to have waived any claim arising out of this Agreement or any Ancillary Agreement, or any power, right, privilege or remedy under this Agreement or any Ancillary Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and, in the case of waivers by Remainco or Spinco or any of their Subsidiaries, consented to in writing by RMT Partner; and any waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 8.7        Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, except that a Party may assign any of its rights under this Agreement and any Ancillary Agreement: (i) as collateral security to a creditor,(ii) to one of its Affiliates or (iii)(A) in connection with the sale of all or substantially all of its assets or (B) in the case of RMT Partner or Spinco in connection with the sale of substantially all of the assets of the Spinco Business or the business unit of which it is a part; provided, however, that in each case, no such assignment shall relieve such Party of any of its obligations. Any attempted assignment or delegation of this Agreement or any of such rights or obligations by any Party in violation of this Agreement without the prior written consent of the other Parties shall be void and of no effect.

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Section 8.8        Termination. This Agreement shall terminate without further action at any time before the Separation Effective Time upon termination of the Merger Agreement. If so terminated, no Party shall have any Liability of any kind to any other Party or any other Person on account of this Agreement, except as provided in the Merger Agreement.

Section 8.9        Amendment. This Agreement may not be amended except by an instrument in writing signed by an authorized Representative of each of the Parties. Remainco and Spinco shall ensure that no amendment to any Ancillary Agreement shall be made prior to the Separation Effective Time without the prior written consent of RMT Partner.

Section 8.10      Payment Terms.

(a)        Except as set forth in Article IV or as otherwise expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount to be paid or reimbursed by a Party (and/or a member of such Party’s Group), on the one hand, to the other Party (and/or a member of such Party’s Group), on the other hand, under this Agreement shall be paid or reimbursed hereunder within 30 days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(b)        Without the consent of the Party receiving any payment under this Agreement specifying otherwise, all payments to be made by either Remainco or Spinco under this Agreement shall be made in U.S. dollars. Except as expressly provided herein, any amount which is not expressed in U.S. dollars shall be converted into U.S. dollars by using the exchange rate published on Bloomberg at 5:00 p.m. Central Time two days prior to the relevant date or in The Wall Street Journal on such date if not so published on Bloomberg. Except as expressly provided herein, in the event that any indemnification payment required to be made hereunder or under any Ancillary Agreement may be denominated in a currency other than U.S. dollars, the amount of such payment shall be converted into U.S. Dollars on the date in which notice of the claim is given to the Indemnifying Party.

Section 8.11      Subsidiaries. Each of the Parties shall cause to be performed, all actions, agreements and obligations set forth herein or in any Ancillary Agreement to be performed by any of its Subsidiaries (including Spinco and its Subsidiaries with respect to (a) Remainco prior to the Separation Effective Time and (b) the RMT Partner following the Effective Time).

Section 8.12      Third-Party-Beneficiaries. Except (i) as provided in Article IV relating to Indemnitees and for the release under Section 4.1 of any Person provided therein, and (ii) as specifically provided in any Ancillary Agreement, this Agreement is solely for the benefit of the Parties and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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Section 8.13        Exhibits and Schedules. The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Exhibits or Schedules constitutes an admission of any liability or obligation of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates to any third party, nor, with respect to any third party, an admission against the interests of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates. The inclusion of any item or liability or category of item or liability on any Exhibit or Schedule is made solely for purposes of allocating potential liabilities among the Parties and shall not be deemed as or construed to be an admission that any such liability exists.

Section 8.14        Governing Law; Jurisdiction; Specific Performance; Remedies. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any Legal Proceeding between any of the Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby: (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if under applicable Legal Requirements, the Court of Chancery does not have subject matter jurisdiction over such matter, in any federal court in the State of Delaware or, if under applicable Legal Requirements, neither such court has subject matter jurisdiction over such matter, in any other state court in the State of Delaware, and in each case any appellate court with jurisdiction therefrom (the “Chosen Courts”); (b) each of the Parties irrevocably waives the right to trial by jury; and (c) each of the Parties irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any claim (i) that it is not personally subject to the jurisdiction of the Chosen Courts as described herein for any reason; (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; and (iii) that (x) the claim, action, suit or other Legal Proceeding in any such court is brought in an inconvenient forum; (y) the venue of such claim, action, suit or other Legal Proceeding is improper; or (z) this Agreement, the Ancillary Agreements, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each of the Parties further agrees that, to the fullest extent permitted by applicable Legal Requirements, service of any process, summons, notice or document in accordance with the provisions of Section 8.5 will be effective service of process for any claim, action, suit or other Legal Proceeding in the Chosen Courts with respect to any matters to which it has submitted to jurisdiction as set forth in this paragraph. The Parties hereby agree that a final judgment in any such claim, suit, action or other Legal Proceeding will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance and injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without the requirement for the posting of any bond, this being in addition to any other remedy to which they are entitled at law or in equity. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

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Section 8.15        Severability. Any term or provision of this Agreement (or part thereof) that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision (or part thereof) in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement (or part thereof) is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision (or part thereof), to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision (or part thereof), and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision (or part thereof) with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 8.16        No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative recovery with respect to any matter arising out of the same facts and circumstances (including with respect to any recoveries that may arise out of ARTICLE IV).

Section 8.17        Tax Treatment of Payments. The Parties agree that any payment made among the Parties pursuant to this Agreement shall be treated, to the extent permitted by applicable Legal Requirement, for all U.S. federal income tax purposes as either (i) a non-taxable contribution by Remainco to Spinco, or (ii) a distribution by Spinco to Remainco, in each case, made immediately prior to the Spin-Off. Any Indemnity Payment made by a Party under this Agreement shall be increased as necessary so that after making all payments in respect of Taxes imposed on or attributable to such Indemnity Payment, the recipient Party receives an amount equal to the sum it would have received had no such Taxes been imposed.

Section 8.18        Advisors. It is acknowledged and agreed by each of the Parties hereto that Remainco, on behalf of itself and the other members of the Remainco Group, has retained each of the Persons identified on Schedule 8.18 to act as counsel in connection with this Agreement, the Merger Agreement, the Ancillary Agreements, the Internal Restructuring and the other transactions contemplated hereby and thereby and that the Persons listed on Schedule 8.18 have not acted as counsel for Spinco or any other member of the Spinco Group in connection with this Agreement, the Merger Agreement, the Ancillary Agreements, the Internal Restructuring and the other transactions contemplated hereby and thereby and that none of Spinco or any member of the Spinco Group has the status of a client of the Persons listed on Schedule 8.18 for conflict of interest or any other purposes as a result thereof. Spinco hereby agrees, on behalf of itself and each other member of the Spinco Group that, in the event that a dispute arises after the Separation Effective Time in connection with this Agreement, the Merger Agreement, the Ancillary Agreements, the Internal Restructuring and the other transactions contemplated hereby and thereby between Remainco and Spinco or any of the members of their respective Groups, each of the Persons listed on Schedule 8.18 may represent any or all of the members of the Remainco Group in such dispute even though the interests of the Remainco Group may be directly adverse to those of the Spinco Group. Spinco further agrees, on behalf of itself and each other member of the Spinco Group that, with respect to this Agreement, the Merger Agreement, the Ancillary Agreements, the Internal Restructuring and the other transactions contemplated hereby and thereby, the attorney-client privilege and the expectation of client confidence belongs to Remainco or the applicable member of the Remainco Group and may be controlled by Remainco or such member of the Remainco Group and shall not pass to or be claimed by Spinco or any member of the Spinco Group.

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Section 8.19      Construction.

(a)        For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)        The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)        As used in this Agreement, unless otherwise specified, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)        As used in this Agreement, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e)        As used in this Agreement, the terms “or,” “any” or “either” are not exclusive.

(f)        Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Exhibits or Schedules to this Agreement.

(g)        As used in this Agreement, the terms “hereunder,” “hereof,” “hereto,” “herein” and words of similar import shall be deemed to refer to this Agreement as a whole and not to any particular Section or other provision.

(h)        The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i)         Any payment to be made pursuant hereto shall be made in U.S. dollars and by wire transfer of immediately available funds.

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(j)         Unless the context requires otherwise, references in this Agreement to “Remainco” shall also be deemed to refer to the applicable member of the Remainco Group, references to “Spinco” shall also be deemed to refer to the applicable member of the Spinco Group and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by Remainco or Spinco shall be deemed to require Remainco or Spinco, as the case may be, to cause the applicable members of the Remainco Group or the Spinco Group, respectively, to take, or refrain from taking, any such action.

[signature page follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

REXNORD CORPORATION

By:	/s/ Todd A. Adams
Name:	Todd A. Adams
Title:	President and Chief Executive Officer

LAND NEWCO, INC.

By:	/s/ Todd A. Adams
Name:	Todd A. Adams
Title:	President

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

REGAL BELOIT CORPORATION

By:	/s/ Louis V. Pinkham
Name:	Louis V. Pinkham
Title:	Chief Executive Officer

Exhibit 10.2

Execution Version

TAX MATTERS AGREEMENT

BY AND AMONG

Rexnord Corporation,

LAND NEWCO, INC.,

AND

REGAL BELOIT CORPORATION

DATED AS OF FEBRUARY 15, 2021

(continued)

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”) is entered into as of February 15, 2021, by and among Rexnord Corporation, a Delaware corporation (“Remainco”), Land Newco, Inc., a Delaware corporation and indirect wholly owned subsidiary of Remainco (“Spinco,” and together with Remainco, the “Companies,” and each a “Company”), and Regal Beloit Corporation, a Wisconsin corporation (“RMT Partner,” and together with Remainco and Spinco, the “Parties,” and each a “Party”).

RECITALS

WHEREAS, the Board of Directors of Remainco has determined that it is in the best interests of Remainco and its shareholders to separate the Spinco Business from the Remainco Retained Business and to divest the Spinco Business in the manner contemplated by the Separation and Distribution Agreement by and between Remainco and Spinco (the “Separation and Distribution Agreement”) and the Merger Agreement;

WHEREAS, the Board of Directors of Remainco and the Board of Directors of Spinco have approved the transfer of the Spinco Assets (as defined in the Separation and Distribution Agreement) to Spinco and its Affiliates and the assumption by Spinco and its Affiliates of the Spinco Liabilities (as defined in the Separation and Distribution Agreement), all as more fully described in the Separation and Distribution Agreement and the other Ancillary Agreements;

WHEREAS, Remainco owns all of the issued and outstanding shares of Chase Acquisition I, Inc., a Delaware corporation (“Acquisitionco”), which in turn owns all of the issued and outstanding shares of RBS Global, Inc., a Delaware corporation (“Debtco”), which in turn currently owns all of the outstanding membership interests of Rexnord, LLC, a Delaware limited liability company (“Intermediateco”), which in turn currently owns all of the issued and outstanding shares of the common stock, $0.01 par value, of Spinco (the “Spinco Common Stock”);

WHEREAS, as more fully described in the Separation and Distribution Agreement and the other Ancillary Agreements, (1) immediately prior to the Effective Time, Intermediateco will effect the Contribution and distribute all of the shares of Spinco Common Stock held by Intermediateco to Debtco (the “First Distribution”), (2) immediately after the First Distribution, Debtco will distribute all of the shares of Spinco Common Stock received in the First Distribution to Acquisitionco (the “Second Distribution”), (3) immediately after the Second Distribution, Acquisitionco will distribute all of the shares of Spinco Common Stock received in the Second Distribution to Remainco (the “Third Distribution”) and (4) immediately after the Third Distribution, Remainco will distribute all of the shares of Spinco Common Stock received in the Third Distribution to the holders of the outstanding shares of common stock, $0.01 par value, of Remainco (the “Remainco Common Stock”) as of the close of business on the Record Date by means of a pro rata distribution and in accordance with a distribution ratio to be determined by the Board of Directors of Remainco (the “Spin-Off, and, together with the First Distribution and the Second Distribution, the “Distributions”);

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WHEREAS, for U.S. federal income tax purposes, the Contribution and the Second Distribution, taken together, are intended to qualify as a “reorganization” within the meaning of Sections 355 and 368(a)(1)(D) of the Code and each of the Distributions (other than the First Distribution) is intended to qualify as a distribution described in Section 355 of the Code;

WHEREAS, for U.S. federal income tax purposes, it is the intention of the Companies that the Spin-Off, except for cash received in lieu of any fractional shares, will qualify as tax-free under Section 355(a) of the Code to Remainco shareholders and as tax-free to Remainco under Section 355(c) of the Code;

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Remainco, Spinco, RMT Partner, and Phoenix 2021, Inc., a Delaware corporation (“Merger Sub”), immediately following the Spin-Off, Merger Sub will merge with and into Spinco (the “Merger”) and all shares of Spinco Common Stock will be converted into the right to receive common stock, par value $0.01 per share, of RMT Partner, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, for U.S. federal income tax purposes, it is the intention of the Parties that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

WHEREAS, in connection with the Contribution, the Distributions and the Merger, the Parties desire to set forth their agreement with respect to tax matters for taxable periods prior to and including the Distribution Date.

NOW, THEREFORE, in consideration of the foregoing and the terms, conditions, covenants and provisions of this Agreement, each of the Parties mutually covenants and agrees as follows:

Section 1.            Definition of Terms. For purposes of this Agreement (including the recitals hereof), the following terms have the following meanings:

“Active Business” means any business relied on to satisfy (i) the active trade or business requirements of Section 355(b) of the Code and Treasury Regulation Section 1.355-3 or (ii) the continuity of business enterprise requirements under Treasury Regulation Section 1.368-1(d), to the extent identified as such in the Tax Materials.

“Active Business Entity” means any entity identified in the Tax Materials as conducting an Active Business as of the Distribution Date.

“Adjustment” means a Remainco Adjustment, a Spinco Adjustment or a Joint Adjustment.

“Affiliate” has the meaning set forth in the Separation and Distribution Agreement.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” has the meaning set forth in the Separation and Distribution Agreement.

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“Benefited Party” has the meaning set forth in Section 3.06(a)(iii).

“Business Day” has the meaning set forth in the Separation and Distribution Agreement.

“Capital Stock” means all classes or series of capital stock of a Company, including (a) common stock, (b) all options, warrants and other rights to acquire such capital stock and (c) all instruments properly treated as stock in the Company for U.S. federal income tax purposes.

“Chosen Courts” has the meaning set forth in Section 15.11 of this Agreement.

“Claiming Company” shall have the meaning set forth in Section 3.06(a)(i) of this Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies” and “Company” have the meanings set forth in the Preamble.

“Contribution” has the meaning ascribed to the term “Spinco Contribution” in the Separation and Distribution Agreement.

“Controlling Company” has the meaning set forth in Section 9.02(a) of this Agreement.

“Correlative Detriment” means an increase in a Tax of a Company (or its Affiliates) that occurs as a result of the Tax position that is the basis for a claim for Refund by the Claiming Company or for a Final Determination, utilizing the assumptions set forth in the description of Remainco Full Taxpayer or Spinco Full Taxpayer, as the case may be.

“Dispute” has the meaning set forth in Section 13.01 of this Agreement.

“Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

“Distributions” has the meaning set forth in the Recitals.

“Distribution Taxes” means, without duplication, any and all Taxes (a) required to be paid by or imposed on a Company or any of its Affiliates resulting from, or directly arising in connection with, the failure of the Contribution and First Distribution, taken together, to qualify as a reorganization described in Sections 355(a) and 368(a)(1)(D) of the Code (or the failure to qualify under or the application of corresponding provisions of the Tax Laws of other jurisdictions); or (b) required to be paid by or imposed on a Company or any of its Affiliates resulting from, or directly arising in connection with, the failure of the stock distributed in the Distributions to constitute “qualified property” for purposes of Sections 355(d), 355(e) and 361(c) of the Code (or any corresponding provision of the Tax Laws of other jurisdictions).

“Distribution Tax-Related Losses” means (a) all Distribution Taxes imposed pursuant to any Final Determination and (b) all reasonable accounting, legal and other professional fees and court costs incurred in connection with such Distribution Taxes, in each case, resulting from the failure of the Contribution and the Distributions to have Tax-Free Status.

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“Due Date” means the date (taking into account all valid extensions) upon which a Tax Return is required to be filed with or Taxes are required to be paid to a Tax Authority, whichever is applicable.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Employee Matters Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Entity” has the meaning set forth in the Separation and Distribution Agreement.

“Extraordinary Transaction” means any action that is not in the ordinary course of business, but shall not include any action expressly required or otherwise contemplated by the Separation and Distribution Agreement, the Merger Agreement or any Ancillary Agreements or that is undertaken pursuant to the Contribution, the Distribution or the Separation Transactions.

“Final Determination” means the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a taxable period, (a) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a state, local, or non-U.S. taxing jurisdiction, except that a Form 870 or 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such taxable period (as the case may be); (b) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (c) by a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of a state, local, or non-U.S. taxing jurisdiction; (d) by any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax; (e) by a final settlement resulting from a treaty-based competent authority determination; or (f) by any other final disposition, including by reason of the expiration of the applicable statute of limitations or by mutual agreement of the Companies.

“Final Overlap Shareholder Spreadsheet” has the meaning set forth in Schedule D to the Merger Agreement.

“Group” means the Remainco Group or the Spinco Group, or both, as the context requires.

“Income Taxes” means:

(a)       all Taxes based upon, measured by, or calculated with respect to (i) net income or profits (including, any capital gains, minimum tax or any Tax on items of tax preference, but not including sales, use, real, or personal property, gross or net receipts, value added, excise, leasing, transfer or similar Taxes), or (ii) multiple bases (including, corporate franchise, doing business and occupation Taxes) if one or more bases upon which such Tax is determined is described in clause (a)(i) above; and

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(b)       any related interest and any penalties, additions to such Tax or additional amounts imposed with respect thereto by any Tax Authority.

“Income Tax Returns” means all Tax Returns that relate to Income Taxes.

“Internal Restructuring” has the meaning set forth in the Separation and Distribution Agreement.

“IRS” means the United States Internal Revenue Service.

“Joint Adjustment” means any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest which is neither a Spinco Adjustment nor a Remainco Adjustment.

“Law” means any Legal Requirement as defined in in the Separation and Distribution Agreement.

“Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Merger Sub” has the meaning set forth in the Recitals.

“Mixed Business Tax Return” means any Tax Return, including any consolidated, combined or unitary Tax Return, that reflects or reports Taxes that relate to at least one asset or activity that is part of the Remainco Retained Business, on the one hand, and at least one asset or activity that is part of the Spinco Business, on the other hand.

“Non-Controlling Company” has the meaning set forth in Section 9.02(b) of this Agreement.

“Overlap Shareholders” has the meaning set forth in the Merger Agreement.

“Parties” and “Party” have the meanings set forth in the Preamble.

“Past Practices” has the meaning set forth in Section 3.03(a) of this Agreement.

“Payment Date” means (a) with respect to any Remainco federal consolidated Income Tax Return, the due date for any required installment of estimated taxes determined under Section 6655 of the Code, the due date (determined without regard to extensions) for filing the return determined under Section 6072 of the Code, and the date the return is filed, and (b) with respect to any other Tax Return, the corresponding dates determined under the applicable Tax Law.

“Payor” has the meaning set forth in Section 4.02(a) of this Agreement.

“Person” has the meaning set forth in the Separation and Distribution Agreement, and includes Entities.

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“Post-Distribution Period” means any Tax Period beginning after the Distribution Date, and, in the case of any Straddle Period, the portion of such Straddle Period beginning the day after the Distribution Date.

“Post-Distribution Ruling” has the meaning set forth in Section 6.01 of this Agreement.

“Pre-Distribution Period” means any Tax Period ending on or before the Distribution Date, and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Distribution Date.

“Preliminary Tax Advisor” has the meaning set forth in Section 13.03 of this Agreement.

“Privilege” has the meaning set forth in the Separation and Distribution Agreement.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7, or any other Treasury Regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by Company management or shareholders, is a hostile acquisition, or otherwise, as a result of which a Company would merge or consolidate with any other Person or as a result of which any Person or any group of related Persons would (directly or indirectly) acquire, or have the right to acquire, from a Company and/or one or more holders of outstanding shares of Capital Stock, (x) with respect to Spinco, any share of Capital Stock of the Company, or (y) with respect to Remainco, a number of shares of Capital Stock of the Company that would, when combined with any other changes in ownership of Capital Stock pertinent for purposes of Section 355(e) of the Code, comprise forty percent (40%) or more of (A) the value of all outstanding shares of stock of the Company as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (B) the total combined voting power of all outstanding shares of voting stock of the Company as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by a Company of a shareholder rights plan, (ii) issuances by a Company that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations Section 1.355-7(d) or (iii) transfers of Capital Stock of a Company that satisfy Safe Harbor VII (relating to public trading) of Treasury Regulation Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition and the application thereof are intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute or Treasury Regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation. For the avoidance of doubt, the Merger shall not constitute a Proposed Acquisition Transaction.

“Record Date” has the meaning set forth in the Separation and Distribution Agreement.

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“Refund” means any refund (or credit in lieu thereof) of Taxes (including any overpayment of Taxes that can be refunded or, alternatively, applied to other Taxes payable), including any interest paid on or with respect to such refund of Taxes; provided, however, the amount of the refund of Taxes shall be net of any Taxes imposed by any Tax Authority on the receipt of the refund.

“Remainco” has the meaning set forth in the Preamble.

“Remainco Adjustment” means any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest to the extent Remainco would be solely responsible for any resulting Tax or solely entitled to receive any resulting Tax Benefit under this Agreement.

“Remainco Retained Business” has the meaning provided in the Separation and Distribution Agreement.

“Remainco Common Stock” has the meaning set forth in the Recitals.

“Remainco Consolidated Return” means any U.S. federal consolidated Income Tax Return required to be filed by Remainco as the “common parent” of an “affiliated group” (in each case, within the meaning of Section 1504 of the Code), and any consolidated, combined, unitary or similar Income Tax Return required to be filed by Remainco under a similar or analogous provision of state, local or non-U.S. Law.

“Remainco Consolidated Taxes” means any Taxes attributable to any Remainco Consolidated Return.

“Remainco Full Taxpayer” means the assumption that each relevant member of the Remainco Group (a) is subject to the highest marginal regular statutory Income Tax rate, (b) in the case of a Tax Benefit, has sufficient taxable income to permit the realization or receipt of the relevant Tax Benefit at the earliest possible time, and (c) in the case of an Adjustment, will not utilize any Tax Attribute other than a Tax Attribute arising from the Adjustment at issue.

“Remainco Group” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco SAG” means the “separate affiliated group” as defined in Section 355(b)(3) of the Code that includes Remainco.

“Remainco Tainting Act” means (a) any action (or the failure to take any action) within its control by Remainco or any member of the Remainco Group (including entering into any agreement, understanding or arrangement or any negotiations with respect to any transaction or series of transactions) that, (b) any event (or series of events) involving the capital stock of Remainco, any assets of Remainco or any assets of any member of the Remainco Group that, or (c) any breach by Remainco or any member of the Remainco Group of any representation, warranty or covenant made by them in this Agreement, the Merger Agreement, any Ancillary Agreement or the Tax Materials that, in each case, would affect the Tax-Free Status; provided, however, the term “Remainco Tainting Act” shall not include any action expressly required or permitted by the Separation and Distribution Agreement, the Merger Agreement or any Ancillary Agreements or undertaken pursuant to the Distribution Documents (other than any action described in Section 6.01).

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“Remainco Taxes” means, without duplication, (a) any Remainco Consolidated Taxes, (b) any Taxes that are attributable to the Remainco Retained Business, (c) any Taxes imposed (i) on gain recognized under Treasury Regulations Section 1.1502-19(b) in connection with an excess loss account with respect to the stock of Spinco or any member of the Spinco Group at the time of the Distributions, (ii) on net deferred gains taken into account under Treasury Regulations Section 1.1502-13(d) with respect to deferred intercompany transactions between a Spinco Group member and a Remainco Group member and (iii) under similar or corresponding provisions of state, local or non-U.S. Law, (d) any Taxes attributable to a Remainco Tainting Act, (e) any Taxes attributable to Spinco or a member of the Spinco Group attributable to any Pre-Distribution Period, and (f) any Taxes with respect to the Separation Transactions or the Internal Restructuring.

“Required Company” shall have the meaning set forth in Section 4.02(a) of this Agreement.

“Responsible Company” means, with respect to any Tax Return, the Company having responsibility for preparing and filing such Tax Return under this Agreement.

“Restricted Period” means the period beginning at the Effective Time and ending on the two (2)-year anniversary of the day after the Distribution Date.

“Retention Date” shall have the meaning set forth in Section 8.01 of this Agreement.

“RMT Partner” has the meaning set forth in the Preamble.

“Ruling Request” means the letter filed by Remainco with the IRS requesting the rulings specified in clauses (a) through (c) contemplated in the definition of Ruling set forth in the Merger Agreement (including all attachments, exhibits, and other materials submitted with such ruling request letter and any amendment or supplement to such ruling request letter).

“Separation and Distribution Agreement” has the meaning set forth in the Recitals.

“Separation Plan” has the meaning set forth in the Separation and Distribution Agreement.

“Separation Transactions” means those transactions undertaken by the Companies and their Affiliates pursuant to the Separation Plan to separate ownership of the Spinco Business from ownership of the Remainco Retained Business.

“Single Business Tax Return” means any Tax Return including any consolidated, combined or unitary Tax Return that reflects or reports Tax Items relating only to the Remainco Retained Business, on the one hand, or the Spinco Business, on the other (but not both).

“Spinco” has the meaning set forth in the Preamble.

“Spinco Adjustment” means any proposed adjustment by a Tax Authority or claim for refund asserted in a Tax Contest to the extent Spinco would be solely responsible for any resulting Tax or solely entitled to receive any resulting Tax Benefit under this Agreement.

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“Spinco Business” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Common Stock” has the meaning set forth in the Recitals.

“Spinco Full Taxpayer” means the assumption that each relevant member of the Spinco Group (a) is subject to the highest marginal regular statutory Income Tax rate, (b) in the case of a Tax Benefit, has sufficient taxable income to permit the realization or receipt of the relevant Tax Benefit at the earliest possible time, (c) in the case of an Adjustment, will not utilize any Tax Attribute other than a Tax Attribute arising from the Adjustment at issue.

“Spinco Group” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco New Debt” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Replacement Debt” has the meaning set forth in Section 6.01(a) of this Agreement.

“Spinco SAG” means the “separate affiliated group” as defined in Section 355(b)(3) of the Code that includes Spinco.

“Spinco Tainting Act” means (a) any action (or the failure to take any action) within its control by Spinco or any member of the Spinco Group (including entering into any agreement, understanding or arrangement or any negotiations with respect to any transaction or series of transactions) that, (b) any event (or series of events) involving the capital stock of Spinco, any assets of Spinco or any assets of any member of the Spinco Group that, or (c) any breach by Spinco or any member of the Spinco Group of any representation, warranty or covenant made by them in this Agreement, the Merger Agreement, any Ancillary Agreement or the Tax Materials that, in each case, would affect the Tax-Free Status; provided, however, that the term “Spinco Tainting Act” shall not include any action expressly required or permitted by the Separation and Distribution Agreement, the Merger Agreement or any Ancillary Agreements (other than any action described in Section 6.01) or undertaken pursuant to, or prior to, the Distributions.

“Spinco Taxes” means, without duplication, (a) any Taxes of Spinco or a member of the Spinco Group attributable to any Post-Distribution Period , (b) any Taxes attributable to a Spinco Tainting Act, and (c) any Taxes attributable to an Extraordinary Transaction effected after the Effective Time on the Distribution Date by Spinco or a member of the Spinco Group at the direction of RMT Partner, in the case of each of clauses (a) through (c), other than Remainco Taxes.

“Straddle Period” means any Tax Period that begins on or before and ends after the Distribution Date.

“Tax” or “Taxes” means (a) any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, value added, escheat or unclaimed property liability, customs, duties, alternative minimum, estimated or other tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax) imposed by any governmental entity or political subdivision thereof, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing and (b) all liabilities in respect of any items described in clause (a) payable by reason of assumption, transferee or successor liability, operation of Law or Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law), in each case, including any Taxes resulting from an Adjustment.

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“Tax Advisor” means a tax counsel or accountant of recognized standing in the relevant jurisdiction.

“Tax Attribute” means a net operating loss, net capital loss, investment credit, foreign tax credit, excess charitable contribution, general business credit or any other Tax Item that could affect a Tax.

“Tax Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” means any refund, credit, or other reduction in otherwise required Tax payments (determined on a “with and without” basis) that is actually received, net of reasonable expenses related to establishing the Tax Benefit.

“Tax Contest” means an audit, review, examination, or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

“Tax-Free Status” means the following U.S. federal income Tax consequences in connection with the Distributions and certain related transactions, (a) the qualification of the Contribution and Second Distribution, taken together, as a “reorganization” described in Sections 355(a) and 368(a)(1)(D) of the Code, (b) each of the Distributions (other than the First Distribution) as a transaction in which the Spinco Common Stock distributed to Acquisitionco, to Remainco and to holders of Remainco Common Stock, respectively, is “qualified property” for purposes of Sections 355(c) and 361(c) of the Code (and neither Section 355(d) nor Section 355(e) of the Code cause such Spinco Common Stock to be treated as other than “qualified property” for such purposes), (c) the nonrecognition of income, gain or loss by Intermediateco and Spinco upon the Contribution and the Second Distribution under Sections 355, 361 and/or 1032 of the Code, as applicable, other than intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code, and (d) the nonrecognition of income, gain or loss by Acquisitionco, Remainco and the holders of Remainco Common Stock, respectively upon the receipt of Spinco Common Stock in the Distributions (except with respect to the receipt of cash in lieu of fractional shares of Spinco Common Stock, if any).

“Tax-Free Transaction Failure” shall have the meaning set forth in Section 3.08 of this Agreement.

“Tax Item” means any item of income, gain, loss, deduction, expense, or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

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“Tax Law” means the law of any governmental entity or political subdivision thereof relating to any Tax.

“Tax Materials” means the Tax Opinions/Rulings or any submission, certificate, representation letter or other material delivered by the Parties to a Tax Advisor or Tax Authority in connection with the rendering of any Tax Opinions/Rulings; provided that Tax Materials shall exclude any materials not provided to RMT Partner to review prior to execution.

“Tax Opinions/Rulings” means (x) the formal written opinions or similar memoranda of a Tax Advisor regarding the Tax-Free Status and/or (y) the rulings by the IRS or other Tax Authority received in respect of a Ruling Request delivered to Remainco (and made available to Spinco or, if prior to the Effective Time, RMT Partner), in each case, in connection with the Contribution, the Distributions or the Merger or otherwise with respect to the Separation Transactions, including, for the avoidance of doubt, the Remainco Tax Opinion.

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Records” means any Tax Returns, Tax Return work papers, documentation relating to any Tax Contests, and any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority.

“Tax Return” means any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document required to be filed under the Code or other Tax Law, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Transaction Taxes” mean any Taxes other than Distribution Taxes (a) imposed on or by reason of the Contribution and Distributions, or (b) imposed on the distribution of cash or any other property from Spinco to Intermediateco, Acquisitionco or Remainco, including any Transfer Taxes.

“Transfer Tax” means any sales, use, privilege, transfer (including real property transfer), intangible, recordation, registration, documentary, stamp, duty or similar Tax imposed with respect to the Separation Transactions.

“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

“Unqualified Tax Opinion” means an unqualified “will” opinion of a Tax Advisor, on which the Companies may rely to the effect that a transaction will not affect the Tax-Free Status. Any such opinion must assume that the Contribution and Distributions would have qualified for Tax-Free Status.

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Section 2.              Allocation of Tax Liabilities.

Section 2.01          General Rule.

(a)           Remainco Liability. Remainco shall be liable for, and shall indemnify and hold harmless the Spinco Group from and against (x) any liability for Remainco Taxes and (y) any Distribution Tax-Related Losses for which Remainco is responsible pursuant to Section 6.02.

(b)           Spinco Liability. Spinco shall be liable for, and shall indemnify and hold harmless the Remainco Group from and against (x) any liability for Spinco Taxes and (y) any Distribution Tax-Related Losses for which Spinco is responsible pursuant to Section 6.02.

Section 2.02          Attribution of Taxes.

(a)          General. For all purposes of this Agreement, a Tax and any Tax Items shall be considered attributable to the Spinco Business on the one hand and the Remainco Retained Business on the other (but not both) to the extent that such Tax and/or Tax Item would result if such Tax Return were prepared on a separate basis taking into account only the operations and assets of the Spinco Business on the one hand and only the operations and assets of the Remainco Retained Business on the other hand (but not both), as applicable. With respect to U.S. federal Income Taxes, Remainco and Spinco shall cooperate in good faith to determine such amount on a separate pro forma Spinco Group consolidated return prepared: (i) including only Tax Items of members of the Spinco Group that were included in the relevant Remainco Consolidated Return; (ii) using all elections, accounting methods and conventions used on such Remainco Consolidated Return; and (iii) applying the highest statutory marginal corporate income Tax rate in effect for such taxable period. With respect to other Income Taxes attributable to the Spinco Business, Remainco and Spinco shall cooperate in good faith to determine such amount using similar principles. With respect to any other Tax Items, Remainco and SpinCo shall cooperate in good faith to determine, and otherwise in accordance with this Agreement, which Tax Items are properly attributable to assets or activities of the Spinco Business (and in the case of a Tax Item that is properly attributable to both the Spinco Business and the Remainco Retained Business, the allocation of such Tax Item between the Spinco Business and the Remainco Retained Business).

(b)           Straddle Period Tax Allocation. Remainco and Spinco shall take all actions necessary or appropriate to close the taxable year of Spinco and each member of the Spinco Group for all Tax purposes as of the close of the Distribution Date to the extent permissible or required under applicable Law. If applicable Law does not require or permit Spinco or any member of the Spinco Group, as the case may be, to close its taxable year on the Distribution Date, then the allocation of income or deductions required to determine any Taxes or other amounts attributable to the portion of the Straddle Period ending on, or beginning after, the Distribution Date shall be made by means of a closing of the books and records of Spinco or such member of the Spinco Group as of the close of the Distribution Date; provided that exemptions, allowances or deductions that are calculated on an annual or periodic basis shall be allocated between such portions in proportion to the number of days in each such portion; provided, further, that real property and other property or similar periodic Taxes shall be apportioned on a per diem basis.

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Section 2.03         Transaction Taxes. Transaction Taxes shall be allocated 100% to Remainco.

Section 3.             Preparation and Filing of Tax Returns.

Section 3.01        General. Tax Returns shall be prepared and filed when due (including extensions) in accordance with this Section 3. The Companies shall provide, and shall cause their Affiliates to provide, assistance and cooperation to one another in accordance with Section 8 with respect to the preparation and filing of Tax Returns, including providing information required to be provided in Section 7.

Section 3.02         Responsibility for Preparation and Filing and Payment of Taxes Shown Due.

(a)          Remainco Consolidated Return. Remainco shall prepare and file all Remainco Consolidated Returns for a Pre-Distribution Period or a Straddle Period. Notwithstanding anything to the contrary in this Agreement, for all Tax purposes, the Parties shall report any Extraordinary Transactions that are effected by the Spinco Group on the Distribution Date after the Effective Time as occurring on the day after the Distribution Date to the extent permitted by Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) or any similar or analogous provision of state, local or non-U.S. Law.

(b)          Mixed Business Tax Returns

(i)             Remainco shall prepare and file (or cause to be prepared and filed) any Mixed Business Tax Return for a Pre-Distribution Period or a Straddle Period required by Law to be filed by the Remainco Group.

(ii)           Spinco shall prepare and file (or cause to be prepared and filed) any Mixed Business Tax Return for a Pre-Distribution Period or a Straddle Period required by Law to be filed by the Spinco Group after the Distribution Date.

(c)          Single Business Tax Returns.

(i)             Remainco shall prepare and file (or cause to be prepared and filed) any Single Business Tax Return for a Pre-Distribution Period or a Straddle Period required by Law to be filed by the Remainco Group.

(ii)           Spinco shall prepare and file (or cause to be prepared and filed) any Single Business Tax Return for a Pre-Distribution Period or a Straddle Period required by Law to be filed by the Spinco Group after the Distribution Date.

(d)          Notwithstanding anything to the contrary in this Section 3, (i) the portion of any Tax Return that relates to any Taxes attributable to a Remainco Tainting Act shall be prepared by the Responsible Company in the manner determined by Remainco in its sole discretion, (ii) the portion of any Tax Return not described in the foregoing clause (i) that relates to any Taxes attributable to a Spinco Tainting Act shall be prepared by the Responsible Company in the manner determined by Spinco in its sole discretion, and (iii) the portion of any Tax Return that relates to any Taxes attributable to an error in the Final Overlap Shareholder Spreadsheet shall be prepared jointly by Remainco and Spinco. For the avoidance of doubt, the foregoing sentence shall apply only to the extent that the Parties shall be aware of the Remainco Tainting Act, the Spinco Tainting Act, or an error in the Final Overlap Shareholder Spreadsheet, as applicable, at the time such Tax Return is prepared.

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Section 3.03          Tax Reporting Practices.

(a)           General Rule. With respect to any Tax Return that either Company has the obligation and right to prepare and file, or cause to be prepared and filed, under Section 3.02, for any Pre-Distribution Period or any Straddle Period (or Post-Distribution Period to the extent items reported on such Tax Return might reasonably be expected to affect items as reported on any Tax Return for any Pre-Distribution Period or any Straddle Period), such Tax Return shall be prepared in accordance with past practices, accounting methods, elections or conventions (“Past Practices”), including, for example, the methodology historically adopted by the Companies for the accrual of non-U.S. Taxes for purposes of computing any foreign tax credit for U.S. tax purposes, used with respect to the Tax Returns in question (unless there is no reasonable basis for the use of such Past Practices), and to the extent any items are not covered by Past Practices (or in the event that there is no reasonable basis for the use of such Past Practices), in accordance with reasonable Tax accounting practices selected by the Company preparing and filing the Tax Return.

Section 3.04          Consolidated or Combined Tax Returns.

(a)           Spinco will elect and join and will cause its Affiliates to elect and join, in filing any consolidated, combined or unitary Tax Returns that Remainco determines in good faith are required to be filed or that Remainco chooses to file pursuant to Section 3.02 with respect to any Pre-Distribution Period.

(b)          With respect to all Remainco Consolidated Returns for the taxable year which includes the Distribution Date, Remainco shall use the closing of the books method under Treasury Regulations Section 1.1502-76.

Section 3.05          Right to Review Tax Returns.

(a)           Except as otherwise agreed by the Companies, in the case of any material Tax Returns provided for by Section 3.02, to the extent not previously filed, no later than thirty (30) days prior to the Due Date of each such Tax Return (reduced to fifteen (15) days for state or local Tax Returns), the Responsible Company shall make available or cause to be made available drafts of such Tax Return (together with all related work papers) to the other Company. The other Company shall have access to any and all data and information necessary for the preparation of all such Tax Returns and the Companies shall cooperate fully in the preparation and review of such Tax Returns. Subject to the preceding sentence, no later than fifteen (15) days after receipt of such Tax Returns (reduced to ten (10) days for state or local Tax Returns), the other Company shall have a right to object to such Tax Return (or items with respect thereto) by written notice to the Responsible Company; such written notice shall contain such disputed item (or items) and the basis for its objection.

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(b)          If a Company does object by proper written notice described in Section 3.05(a), the Companies shall act in good faith to resolve any such dispute as promptly as practicable; provided, however, that, notwithstanding anything to the contrary contained herein, if the Companies have not resolved the disputed item or items by the day five (5) days prior to the Due Date of such Tax Return, such Tax Return shall be filed as prepared pursuant to this Section 3.05 (revised to reflect all initially disputed items that the Companies have agreed upon prior to such date).

(c)          In the event a Tax Return is filed that includes any disputed item for which proper notice was given pursuant to Section 3.05(a) that was not finally resolved and agreed upon, such disputed item (or items) shall be resolved in accordance with Section 13. In the event that the resolution of such disputed item (or items) in accordance with Section 13 with respect to a Tax Return is inconsistent with such Tax Return as filed, the Responsible Company (with cooperation from the other Company) shall, as promptly as practicable, amend such Tax Return to properly reflect the final resolution of the disputed item (or items). In the event that the amount of Taxes shown to be due and owing on a Tax Return is adjusted as a result of a resolution pursuant to Section 13, proper adjustment shall be made to the amounts previously paid or required to be paid in accordance with Section 4 in a manner that reflects such resolution.

Section 3.06         Refunds, Carrybacks and Amended Tax Returns.

(a)          Refunds.

(i)             Each Company (and its Affiliates) (the “Claiming Company”) shall be entitled to Refunds that relate to Taxes for which it (or its Affiliates) is liable hereunder. For the avoidance of doubt, to the extent that a particular Refund of Taxes may be allocable to a Straddle Period with respect to which the Parties may share responsibility pursuant to Sections 2 and 3, the portion of such Refund to which each Party will be entitled shall be determined by comparing the amount of payments made by a Party to a Tax Authority or to the other Party (and reduced by the amount of payments received from the other Party) pursuant to Sections 2 and 3 with the Tax liability of such Party as determined under Section 2.01, taking into account the facts as utilized for purposes of claiming such Refund.

(ii)           Notwithstanding Section 3.06(a)(i), to the extent a claim for a Refund results in a Correlative Detriment to the other Company (or its Affiliates), any such Refund that is received by the Claiming Company (or its Affiliates) shall, and only to the extent thereof, be paid to the other Company (or its Affiliates) that incurs such Correlative Detriment.

(iii)          In the event of an adjustment relating to Taxes pursuant to a Final Determination for which one Party is responsible under this Agreement which would have given rise to a Refund but for an offset against the Taxes for which the other Party is or may be responsible pursuant to this Agreement (the “Benefited Party”), then the Benefited Party shall pay to the other Party, within ten (10) days of the Final Determination of such adjustment an amount equal to the amount of such reduction in the Taxes of the Benefited Party.

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(iv)           Any Refund or portion thereof to which a Claiming Company is entitled pursuant to this Section 3.06(a) that is received or deemed to have been received as described herein by the other Company (or its Affiliates) shall be paid by such other Company to the Claiming Company in immediately available funds in accordance with Section 4. To the extent a Company (or its Affiliates) applies or causes to be applied an overpayment of Taxes as a credit toward or a reduction in Taxes otherwise payable (or a Tax Authority requires such application in lieu of a Refund) and such Refund, if received, would have been payable by such Company to the Claiming Company pursuant to this Section 3.06(a), such Company shall be deemed to have actually received a Refund to the extent thereof on the date on which the overpayment is applied to reduce Taxes otherwise payable.

(v)            Notwithstanding anything to the contrary in this Agreement, any Company that has claimed (or caused one or more of its Affiliates to claim) a Refund shall be liable for any Taxes that become due and payable as a result of the subsequent adjustment, if any, to the Refund claim.

(b)         Carrybacks.

(i)             To the extent permitted by applicable Law, Spinco shall relinquish, waive or otherwise forgo the carryback of any loss, credit or other Tax Attribute from any Post-Distribution Period to any Pre-Distribution Period or Straddle Period with respect to Taxes reflected on a Remainco Consolidated Return.

(ii)            Notwithstanding anything to the contrary in this Agreement, any Company that has claimed (or caused one or more of its Affiliates to claim) a Tax Attribute carryback shall be liable for any Taxes that result from such carryback claim or become due and payable as a result of the subsequent adjustment, if any, to the carryback claim.

(iii)           A Company shall be entitled to any Refund that is attributable to, and would not have arisen but for, a carryback of a Tax Attribute by such Company pursuant to the provisions set forth in Section 3.06(b).

(iv)           A Company shall be entitled to any Tax Benefit actually recognized by the other Company or its Affiliates as a result of any carryback of a Tax Attribute by such first Company.

(c)          Amended Tax Returns.

(i)             Notwithstanding Section 3.01, neither Company (nor its Affiliates) shall file an amended Tax Return for a Pre-Distribution Period or a Straddle Period without the consent in its sole discretion, of the other Company; provided, however, that Remainco may file any such amended Tax Return to the extent it relates solely to Remainco Taxes.

(ii)            A Company that is permitted (or whose Affiliate is permitted) to file an amended Tax Return shall not be relieved of any liability for payments pursuant to this Agreement notwithstanding that the other Company consented to the filing of such amended Tax Return giving rise to such liability.

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Section 3.07         Apportionment of Tax Attributes. Remainco shall reasonably determine in good faith, and advise Spinco in writing, of the amount of any Tax Attributes arising in a Pre-Distribution Period that shall be allocated or apportioned to the Spinco Group under applicable Law, provided that this Section 3.07 shall not be construed as obligating Remainco to undertake an “earnings & profits study” or similar determinations. The Remainco Group and the Spinco Group agree to compute all Taxes for Post-Distribution Periods consistently with the determination of the allocation of Tax Attributes pursuant to this Section 3.07 unless otherwise required by a Final Determination. Subject to sections 3.08 and 3.09, to the extent that the amount of any Tax Attribute is later reduced or increased as a result of a Final Determination, such reduction or increase shall be allocated to the Party to which such Tax Attribute was allocated pursuant to this Section 3.07.

Section 3.08         Section 336(e) Election. Remainco shall make a timely protective election under and in accordance with Section 336(e) of the Code and the Treasury Regulations issued thereunder with respect to the Spin-Off for Spinco and each Spinco entity that is a domestic corporation for U.S. federal income tax purposes (a “Section 336(e) Election”). Remainco shall provide a copy of the contents of a Section 336(e) Election and any agreements or filings required in connection with a Section 336(e) Election to Spinco for consent, which shall not be unreasonably withheld or delayed. Spinco shall take any action reasonably requested by Remainco in connection with the filing of a Section 336(e) Election. It is intended that a Section 336(e) Election have no effect unless the Spin-Off is a “qualified stock disposition” either because (i) the Spin-Off is not a transaction described in Treasury Regulations Section 1.336-1(b)(5)(i)(B) or (ii) Treasury Regulations Section 1.336-1(b)(5)(ii) applies to the Spin-Off (any such circumstance, a “Tax-Free Transaction Failure”). For the avoidance of doubt, if the Section 336(e) Election becomes effective, the calculation of Remainco Taxes and Spinco Taxes, as the case may be, shall take into account any income, gain, loss or deduction arising from the Section 336(e) Election.

Section 3.09        Remainco Compensation for Tax Receivables. If and to the extent that there is a Tax-Free Transaction Failure and the resulting Taxes (including any Taxes attributable to the Section 336(e) Election) are considered Remainco Taxes (rather than Spinco Taxes), (a)(i) Remainco shall be entitled to periodic payments from Spinco equal to 10% of the tax savings arising from the step-up in tax basis resulting from the Section 336(e) Election and (ii) the Parties shall negotiate in good faith the terms of a tax receivable agreement to govern the calculation of such payments; provided that any such tax saving in clause (i) shall be determined using a “with and without” methodology (treating any deductions or amortization attributable to the step-up in tax basis resulting from the Section 336(e) Election as the last items claimed for any taxable year, including after the utilization of any available net operating loss carryforwards) and (b) Spinco shall indemnify and hold harmless Remainco for, and shall pay to Remainco, with respect to 90% of (i) the amount, if any, by which Remainco Taxes are increased, determined using a “with and without” methodology, that are attributable to the effectiveness of the Section 336(e) Election as a result of the Tax-Free Transaction Failure as compared to the Remainco Taxes that would otherwise be payable as a result of the Tax-Free Transaction Failure had the Section 336(e) Election not been made, and (ii) all reasonable accounting, legal and other professional fees and court costs incurred solely in connection with the amount described in the immediately preceding clause (i), with such payments being made, with respect to Remainco Taxes, on or prior to each Payment Date or, if later, three (3) Business Days after receiving notice from Remainco of the amount of such Remainco Taxes, and, in the case of the items set forth in sub-clause (ii) of this clause (b), three (3) Business Days after receiving notice from Remainco of such amount.

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Section 4.              Tax Payments.

Section 4.01          Payment of Taxes.

(a)           Computation and Payment of Tax Due. At least three (3) Business Days prior to any Payment Date for any Tax Return, the Responsible Company shall compute the amount of Tax required to be paid to the applicable Tax Authority (taking into account the requirements of Section 3.03 relating to consistent reporting practices, as applicable) with respect to such Tax Return on such Payment Date. The Responsible Company shall pay such amount to such Tax Authority on or before such Payment Date. The Responsible Company shall provide notice to the other Company setting forth such other Company’s responsibility for the amount of Taxes paid to the Tax Authority and provide proof of payment of such Taxes.

(b)           Computation and Payment of Liability with Respect to Tax Due. Within fifteen (15) days following the earlier of (i) the due date (including extensions) for filing any such Tax Return (excluding any Tax Return with respect to payment of estimated Taxes or Taxes due with a request for extension of time to file) or (ii) the date on which such Tax Return is filed, if Remainco is the Responsible Company, then Spinco shall pay to Remainco the amount allocable to the Spinco Group under the provisions of this Agreement, and if Spinco is the Responsible Company, then Remainco shall pay to Spinco the amount allocable to the Remainco Group under the provisions of this Agreement. For the avoidance of doubt, however, the thirty (30) day period described herein shall not commence unless and until the Responsible Company notifies the other Company pursuant to Section 4.01(a) hereof, nor shall interest accrue during any time period where such notification has not been received.

(c)           Adjustments Resulting in Underpayments. In the case of any adjustment pursuant to a Final Determination with respect to any such Tax Return, the Responsible Company shall pay to the applicable Tax Authority when due any additional Tax due with respect to such Tax Return required to be paid as a result of such adjustment pursuant to such Final Determination. The Responsible Company shall compute the amount attributable to the Spinco Group or the Remainco Group (as the case may be) in accordance with this Agreement and Spinco shall pay to Remainco any amount due Remainco (or Remainco shall pay Spinco any amount due Spinco) under this Agreement within thirty (30) days from the later of (i) the date the additional Tax was paid by the Responsible Company or, in an instance where no cash payment is due to a Tax Authority, the date of such Final Determination, or (ii) the date of receipt of a written notice and demand from the Responsible Company for payment of the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto.

Section 4.02          Indemnification Payments.

(a)           If any Company (the “Payor”) is required under applicable Tax Law to pay to a Tax Authority a Tax that another Company (the “Required Company”) is liable for under this Agreement, the Payor shall provide notice to the Required Company for the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. Such Required Company shall have a period of thirty (30) days after the receipt of notice to respond thereto. Unless the Required Company disputes the amount it is liable for under this Agreement, the Required Company shall reimburse the Payor within forty-five (45) days of delivery by the Payor of the notice described above. To the extent the Required Company does not agree with the amount the Payor claims the Required Company is liable for under this Agreement, the dispute shall be resolved in accordance with Section 13.

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(b)           Any Tax indemnity payment required to be made by the Required Company pursuant to this Agreement shall be reduced by any corresponding Tax Benefit payment required to be made to the Required Company by the other Company pursuant to Section 5. For the avoidance of doubt, a Tax Benefit payment is treated as corresponding to a Tax indemnity payment to the extent the Tax Benefit realized is directly attributable to the same Tax Item (or adjustment of such Tax Item pursuant to a Final Determination) that gave rise to the Tax indemnity payment.

(c)           All indemnification payments under this Agreement shall be made by Remainco directly to Spinco and by Spinco directly to Remainco; provided, however, that if the Companies mutually agree with respect to any such indemnification payment, any member of the Remainco Group, on the one hand, may make such indemnification payment to any member of the Spinco Group, on the other hand, and vice versa. All indemnification payments shall be treated in the manner described in Section 12.

Section 5.              Tax Benefits and Remainco Tax Attributes.

Section 5.01          Tax Benefits.

(a)           If a member of the Spinco Group recognizes any Tax Benefit as a result of an adjustment pursuant to a Final Determination to any Taxes for which a member of the Remainco Group is liable hereunder and such Tax Benefit would not have arisen but for such adjustment (determined on a “with and without” basis), or if a member of the Remainco Group recognizes any Tax Benefit as a result of an adjustment pursuant to a Final Determination to any Taxes for which a member of the Spinco Group is liable hereunder and such Tax Benefit would not have arisen but for such adjustment (determined on a “with and without” basis), Spinco or Remainco, as the case may be, shall make a payment to the other company within one hundred twenty (120) days following such actual recognition of the Tax Benefit, in an amount equal to such Tax Benefit.

(b)           No later than one hundred twenty (120) days after a Tax Benefit described in Section 5.01(a) is actually recognized by a member of the Remainco Group or a member of the Spinco Group, Remainco (if a member of the Remainco Group recognizes such Tax Benefit) or Spinco (if a member of the Spinco Group recognizes such Tax Benefit) shall provide the other Company with notice of the amount payable to such other Company by Remainco or Spinco pursuant to this Section 5. In the event that Remainco or Spinco disagrees with any such calculation described in this Section 5.01(b), Remainco or Spinco shall so notify the other Company in writing within thirty (30) days of receiving the written calculation set forth above in this Section 5.01(b). Remainco and Spinco shall endeavor in good faith to resolve such disagreement, and, failing that, the amount payable under this Section 5 shall be determined in accordance with the disagreement resolution provisions of Section 13 as promptly as practicable.

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For the avoidance of doubt, this Section 5 shall apply to any adjustment under Section 482 of the Code or any similar provisions by any Tax Authority increasing the amount of payments received or deemed received by (1) any member of the Remainco Group from any member of the Spinco Group or (2) any member of the Spinco Group from any member of the Remainco Group.

Section 6.             Tax-Free Status.

Section 6.01         Restrictions on the Companies.

(a)          Restrictions on Spinco. During the Restricted Period, Spinco and RMT Partner shall not:

(i)            enter into any Proposed Acquisition Transaction, approve any Proposed Acquisition Transaction for any purpose, or allow any Proposed Acquisition Transaction to occur, with respect to Spinco;

(ii)           merge or consolidate with any other Person (other than (i) pursuant to the Merger or (ii) any merger or consolidation in which Spinco merges with an entity wholly-owned, directly or indirectly, by RMT Partner and Spinco is the surviving corporation) or liquidate or partially liquidate; or approve or allow any merger, consolidation, liquidation, or partial liquidation of any of the Active Business Entities;

(iii)          approve or allow the discontinuance, cessation, or sale or other transfer of, or a material change in, any Active Business;

(iv)          approve or allow the sale, issuance, or other disposition, directly or indirectly, of any share of, or other equity interest or an instrument convertible into an equity interest in, any of the Active Business Entities;

(v)           sell or otherwise dispose of more than thirty-five percent (35%) percent of its consolidated gross or net assets, or approve or allow the sale or other disposition (to an Affiliate or otherwise) of more than thirty-five percent (35%) of its consolidated gross or net assets or more than thirty-five percent (35%) of the consolidated gross or net assets of the Active Business conducted by a particular Active Business Entity (in each case excluding sales or other dispositions (i) in the ordinary course of business or (ii) to a Person that is a disregarded entity separate from the transferor for U.S. federal income tax purposes, and measured based on fair market values as of the Distribution Date);

(vi)          amend its certificate of incorporation (or other organizational documents), or take any other action or approve or allow the taking of any action, whether through a stockholder vote or otherwise, affecting the voting rights of Spinco stock;

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(vii)          issue shares of a new class of non-voting stock, or otherwise issue shares of stock in a non-pro rata proportion that could reasonably be expected to have adverse consequences under Section 355(e) of the Code;

(viii)         purchase, directly or through any Affiliate, any of RMT Partner’s outstanding stock, other than through stock purchases meeting the requirements of Section 4.05(1)(b) of Revenue Procedure 96-30 (without regard to the effect of Revenue Procedure 2003-48 on Revenue Procedure 96-30);

(ix)           refinance or assume (excluding any guarantee of the Spinco New Debt by the RMT Partner or any of its Affiliates), within a year of the Distributions, the Spinco New Debt; provided that, for purposes of this Section 6.01(a)(ix), SpinCo may repay all or any portion of the SpinCo New Debt with the proceeds of new third-party indebtedness of SpinCo (the “SpinCo Replacement Debt”) in which case the representations, warranties and covenants in this Agreement with respect to the SpinCo New Debt shall be deemed to refer to the SpinCo Replacement Debt;

(x)            with respect to the Distributions, take any action or fail to take any action, or permit any member of the Spinco Group to take any action or fail to take any action, that is inconsistent with any representation or covenant made in the Tax Opinions/Rulings or the Ruling Request; or

(xi)           take any action or permit any other member of the Spinco Group to take any action (including any transactions with a third-party or any transaction with any Company) that, individually or in the aggregate (taking into account other transactions described in this Section 6.01) would be reasonably likely to adversely affect the Tax-Free Status;

provided, however, that in the case of any of the Active Business Entities, Spinco or RMT Partner shall be permitted to take such action or one or more actions set forth in the foregoing clauses (ii), (iv) or (v) in connection with any internal restructuring or integration transaction as long as such action does not cause the Spinco SAG to cease conducting the Active Business being conducted by such Active Business Entity; provided further, that Spinco or RMT Partner shall be permitted to take such action or one or more actions set forth in the foregoing clauses (i) through (x) if, prior to taking any such actions, Spinco or RMT Partner shall (1) have received a favorable private letter ruling from the IRS, or a ruling from another Tax Authority that confirms that such action or actions will not result in Distribution Taxes, taking into account such actions and any other relevant transactions in the aggregate (a “Post-Distribution Ruling”), in form and substance satisfactory to Remainco in its discretion, which discretion shall be reasonably exercised in good faith to prevent the imposition on Remainco, or responsibility for payment by Remainco, of Distribution Taxes (which discretion shall include consideration of the reasonableness of any representations made in connection with such Post-Distribution Ruling) or (2) have received an Unqualified Tax Opinion, taking into account such actions and any other relevant transactions in the aggregate, in form and substance satisfactory to Remainco (including any representations or assumptions that may be included in such Unqualified Tax Opinion), acting reasonably and in good faith solely to prevent the imposition on Remainco, or responsibility for payment by Remainco, of Distribution Taxes. Spinco and RMT Partner shall provide a copy of the Post-Distribution Ruling or the Unqualified Tax Opinion described in this paragraph to Remainco as soon as practicable prior to taking or failing to take any action set forth in the foregoing clause (a) through (j). Remainco’s evaluation of a Post-Distribution Ruling or Unqualified Tax Opinion may consider, among other factors, the appropriateness of any underlying assumptions, representations, and covenants made in connection with such Post-Distribution Ruling or Unqualified Tax Opinion. Spinco shall bear all costs and expenses of securing any such Post-Distribution Ruling or Unqualified Tax Opinion and shall reimburse Remainco for all reasonable out-of-pocket costs and expenses that Remainco may incur in good faith in seeking to obtain or evaluate any such Post-Distribution Ruling or Unqualified Tax Opinion.

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(b)          Restrictions on Remainco. During the Restricted Period, Remainco shall not:

(i)             enter into any Proposed Acquisition Transaction, approve any Proposed Acquisition Transaction for any purpose, or allow any Proposed Acquisition Transaction to occur with respect to Remainco;

(ii)            merge or consolidate with any other Person or liquidate or partially liquidate; or approve or allow any merger, consolidation, liquidation, or partial liquidation of any of the Active Business Entities;

(iii)           approve or allow the discontinuance, cessation, or sale or other transfer of, or a material change in, any Active Business;

(iv)           approve or allow the sale, issuance, or other disposition, directly or indirectly, of any share of, or other equity interest or an instrument convertible into an equity interest in, any of the Active Business Entities;

(v)            sell or otherwise dispose of more than thirty-five percent (35%) percent of its consolidated gross or net assets, or approve or allow the sale or other disposition (to an Affiliate or otherwise) of more than thirty-five percent (35%) of its consolidated gross or net assets or more than thirty-five percent (35%) of the consolidated gross or net assets of the Active Business conducted by a particular Active Business Entity (in each case excluding sales or other dispositions (i) in the ordinary course of business or (ii) to a Person that is a disregarded entity separate from the transferor for U.S. federal income tax purposes, and measured based on fair market values as of the Distribution Date);

(vi)           amend its certificate of incorporation (or other organizational documents), or take any other action or approve or allow the taking of any action, whether through a stockholder vote or otherwise, affecting the voting rights of Remainco stock;

(vii)          issue shares of a new class of non-voting stock, or otherwise issue shares of stock in a non-pro rata proportion that could reasonably be expected to have adverse consequences under Section 355(e) of the Code;

(viii)         with respect to the Distributions, take any action or fail to take any action, or permit any member of the Remainco Group to take any action or fail to take any action, that is inconsistent with any representation or covenant made in the Tax Opinions/Rulings or the Ruling Request; or

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(ix)           take any action or permit any other member of the Remainco Group to take any action (including any transactions with a third-party or any transaction with any Company) that, individually or in the aggregate (taking into account other transactions described in this Section 6.01) would be reasonably likely to adversely affect the Tax-Free Status;

provided, however, that in the case of any of the Active Business Entities, Spinco or RMT Partner shall be permitted to take such action or one or more actions set forth in the foregoing clauses (ii), (iv) or (v) in connection with any internal restructuring or integration transaction as long as such action does not cause the Remainco SAG to cease conducting the Active Business being conducted by such Active Business Entity; provided further, that Remainco shall be permitted to take such action or one or more actions set forth in the foregoing clauses (i) through (ix) if, prior to taking any such actions, Remainco shall (1) have received a favorable Post-Distribution Ruling, in form and substance satisfactory to RMT Partner in its discretion, which discretion shall be reasonably exercised in good faith to prevent the imposition on Spinco, or responsibility for payment by Spinco, of Distribution Taxes (which discretion shall include consideration of the reasonableness of any representations made in connection with such Post-Distribution Ruling) or (2) have received an Unqualified Tax Opinion, taking into account such actions and any other relevant transactions in the aggregate, in form and substance satisfactory to RMT Partner (including any representations or assumptions that may be included in such Unqualified Tax Opinion), acting reasonably and in good faith solely to prevent the imposition on Spinco, or responsibility for payment by Spinco, of Distribution Taxes. Remainco shall provide a copy of the Post-Distribution Ruling or the Unqualified Tax Opinion described in this paragraph to RMT Partner as soon as practicable prior to taking or failing to take any action set forth in the foregoing clause (a) through (j). RMT Partner’s evaluation of a Post-Distribution Ruling or Unqualified Tax Opinion may consider, among other factors, the appropriateness of any underlying assumptions, representations, and covenants made in connection with such Post-Distribution Ruling or Unqualified Tax Opinion. Remainco shall bear all costs and expenses of securing any such Post-Distribution Ruling or Unqualified Tax Opinion and shall reimburse RMT Partner for all reasonable out-of-pocket costs and expenses that Spinco may incur in good faith in seeking to obtain or evaluate any such Post-Distribution Ruling or Unqualified Tax Opinion.

Section 6.02        Liability for Distribution Tax-Related Losses. In the event that Distribution Taxes become due and payable to a Tax Authority pursuant to a Final Determination, then, notwithstanding anything to the contrary in this Agreement:

(a)          if such Distribution Taxes are attributable to a Remainco Tainting Act, then Remainco shall be responsible for any Distribution Tax-Related Losses;

(b)          if such Distribution Taxes are attributable to a Spinco Tainting Act, then Spinco shall be responsible for any Distribution Tax-Related Losses;

(c)            if such Distribution Taxes are attributable to both a Remainco Tainting Act and a Spinco Tainting Act, responsibility for such Distribution Tax-Related Losses shall be allocated between Remainco and Spinco according to relative fault; provided, however, that if such Distribution Taxes result from the application of Section 355(e) of the Code to the Distributions, (i) Remainco shall be one hundred percent (100%) responsible for any Distribution Tax-Related Losses if a Remainco Tainting Act causes the application of Section 355(e) of the Code and a Spinco Tainting Act does not cause the application of Section 355(e) of the Code, and (ii) Spinco shall be one hundred percent (100%) responsible for any Distribution Tax-Related Losses if a Spinco Tainting Act cause the application of Section 355(e) of the Code and a Remainco Tainting Act does not cause the application of Section 355(e) of the Code;

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(d)           if such Distribution Taxes are attributable to an error on the Final Overlap Shareholder Spreadsheet or otherwise to the failure of the Tax-Free Status because of an issue with respect to the computation or availability of Overlap Shareholders, then Spinco shall be responsible for 90% of any Distribution Tax-Related Losses and Remainco shall be responsible for 10% of any Distribution Tax-Related Losses; and

(e)            if such Distribution Taxes are not attributable to a Remainco Tainting Act or a Spinco Tainting Act or an event described in Section 6.02(d) of this Agreement, then Remainco shall be one hundred percent (100%) responsible for any Distribution Tax-Related Losses.

Section 7.              Cooperation and Reliance.

Section 7.01           Assistance and Cooperation.

(a)           The Companies shall cooperate (and cause their respective Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Companies and their Affiliates including (i) preparation and filing of Tax Returns, (ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include making all information and documents in their possession relating to the other Company and its Affiliates available to such other Company as provided in Section 8. Each of the Companies shall also make available to the other, as reasonably requested and available, personnel (including officers, directors, employees and agents of the Companies or their respective Affiliates) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes.

(b)           Any information or documents provided under this Section 7 shall be kept confidential by the Company receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. Notwithstanding any other provision of this Agreement or any other agreement, (i) neither Company nor any Affiliate shall be required to provide the other Company or any Affiliate or any other Person access to or copies of any information or procedures (including the proceedings of any Tax Contest) other than information or procedures that relate solely to the first Company, the business or assets of the first Company or any of its Affiliates and (ii) in no event shall any Company or its Affiliates be required to provide the other Company, any of the other Company’s Affiliates or any other Person access to or copies of any information if such action could reasonably be expected to result in the waiver of any Privilege. In addition, in the event that a Company determines that the provision of any information to the other Company or an Affiliate of the other Company could be commercially detrimental, violate any Law or agreement or waive any Privilege, the Company shall use reasonable best efforts to permit compliance with its obligations under this Section 7 in a manner that avoids any such harm or consequence.

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Section 7.02        Tax Return Information. Spinco and Remainco acknowledge that time is of the essence in relation to any request for information, assistance or cooperation made by Remainco or Spinco pursuant to Section 7.01 or this Section 7.02. Each Company shall provide to the other Company information and documents relating to its Group required by the other Company to prepare Tax Returns. Any information or documents the Responsible Company requires to prepare such Tax Returns shall be provided in such form as the Responsible Company reasonably requests and in sufficient time for the Responsible Company to file such Tax Returns on a timely basis.

Section 7.03         Non-Performance. If a Company (or any of its Affiliates) fails to comply with any of its obligations set forth in this Section 7 upon reasonable request and notice by the other Company (or any of its Affiliates) and such failure results in the imposition of additional Taxes, the non-performing Company shall be liable in full for such additional Taxes.

Section 7.04         Costs. Each Company shall devote the personnel and resources necessary in order to carry out this Section 7 and shall make its employees available on a mutually convenient basis to provide explanations of any documents or information provided hereunder. Each Company shall carry out its responsibilities under this Section 7 at its own cost and expense.

Section 8.             Tax Records.

Section 8.01         Retention of Tax Records. Each Company shall preserve and keep all Tax Records exclusively relating to the assets and activities of its Group for Pre-Distribution Periods (including Tax Records relevant to the abandoned property audits commenced prior to the date hereof in the possession of the Spinco Group, including electronic records in the Spinco Group’s SAP Software Solutions or Navision systems), and Remainco shall preserve and keep all other Tax Records relating to Taxes of the Groups for Pre-Distribution Periods, for so long as the contents thereof may become material in the administration of any matter under the Code or other applicable Tax Law, but in any event until the later of (i) the expiration of any applicable statutes of limitations, or (ii) seven (7) years after the Distribution Date (such later date, the “Retention Date”). After the Retention Date, each Company may dispose of such Tax Records upon ninety (90) days’ prior written notice to the other Company. If, prior to the Retention Date, (a) a Company reasonably determines that any Tax Records which it would otherwise be required to preserve and keep under this Section 8 are no longer material in the administration of any matter under the Code or other applicable Tax Law and the other Company agrees, then such first Company may dispose of such Tax Records upon ninety (90) days’ prior notice to the other Company. Any notice of an intent to dispose given pursuant to this Section 8.01 shall include a list of the Tax Records to be disposed of describing in reasonable detail each file, book, or other record accumulation being disposed. The notified Company shall have the opportunity, at its cost and expense, to copy or remove, within such ninety (90)-day period, all or any part of such Tax Records. If, at any time prior to the Retention Date, a Company determines to decommission or otherwise discontinue any computer program or information technology system used to access or store any Tax Records (including electronic records in the Spinco Group’s SAP Software Solutions or Navision systems), then such Company may decommission or discontinue such program or system upon ninety (90) days’ prior notice to the other Company and the other Company shall have the opportunity, at its cost and expense, to copy, within such ninety (90)-day period, all or any part of the underlying data relating to the Tax Records accessed by or stored on such program or system.

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Section 8.02          Access to Tax Records. The Companies and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (and, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system, including in the Spinco Group’s SAP Software Solutions or Navision systems)) in their possession and shall permit the other Company and its Affiliates, authorized agents and representatives and any representative of a Tax Authority or other Tax auditor direct access during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Company in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items under this Agreement. To the extent any Tax Records are required to be or are otherwise transferred by the Companies or their respective Affiliates to any person other than an Affiliate, the Company or its respective Affiliate shall transfer such records to the other Company at such time.

Section 9.              Tax Contests.

Section 9.01          Notice. Each of the Companies shall provide prompt notice to the other Company of any written communication from a Tax Authority regarding any pending or threatened Tax audit, assessment or proceeding or other Tax Contest of which it becomes aware related to Taxes for which it is indemnified by the other Company hereunder. Such notice shall attach copies of the pertinent portion of any written communication from a Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters. If an indemnified Company has knowledge of an asserted Tax liability with respect to a matter for which it is entitled to indemnification hereunder and such Company fails to give the indemnifying Company prompt notice of such asserted Tax liability and the indemnifying Company is entitled under this Agreement to contest the asserted Tax liability, then (i) if the indemnifying Company is precluded from contesting the asserted Tax liability in any forum as a result of the failure to give prompt notice, the indemnifying Company shall have no obligation to indemnify the indemnified Company for such Tax liability or any other Taxes arising from such failure, and (ii) if the indemnifying Company is not precluded from contesting the asserted Tax liability in any forum, but such failure to give prompt notice results in a material monetary detriment to the indemnifying Company, then any amount which the indemnifying Company is otherwise required to pay the indemnified Company pursuant to this Agreement shall be reduced by the amount of such detriment.

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Section 9.02          Control of Tax Contests.

(a)           Controlling Company. In the case of any Tax Contest with respect to any Tax Return, the Company that would be primarily liable under this Agreement to pay the applicable Tax Authority the Taxes resulting from such Tax Contest shall administer and control such Tax Contest (the “Controlling Company”); provided, however, with respect to any Tax Contest relating to a Pre-Distribution Period and Spinco with respect to which Remainco is the Controlling Company, Remainco at its election may direct Spinco to conduct all or part of such Tax Contest subject to the supervision and direction of Remainco at Remainco’s expense.

(b)          Settlement Rights. The Controlling Company must obtain the prior consent, such consent not to be unreasonably withheld, conditioned or delayed, of the other non-controlling Company (the “Non-Controlling Company”) prior to contesting, litigating, compromising or settling any Tax Contest related to an adjustment which the Non-Controlling Company may reasonably be expected to become liable to make any indemnification payment under this Agreement (or any payment under Section 5). Unless waived by the Companies in writing, in connection with any potential adjustment in a Tax Contest as a result of which adjustment the Non-Controlling Company may reasonably be expected to become liable to make any indemnification payment under this Agreement (or any payment under Section 5) to the Controlling Company under this Agreement: (i) the Controlling Company shall keep the Non-Controlling Company informed in a timely manner of all actions taken or proposed to be taken by the Controlling Company with respect to such potential adjustment in such Tax Contest; (ii) the Controlling Company shall provide the Non-Controlling Company copies of any written materials relating to such potential adjustment in such Tax Contest received from any Tax Authority; (iii) the Controlling Company shall timely provide the Non-Controlling Company with copies of any correspondence or filings submitted to any Tax Authority or judicial authority in connection with such potential adjustment in such Tax Contest; (iv) the Controlling Company shall consult with the Non-Controlling Company (including, without limitation, regarding the use of outside advisors to assist with the Tax Contest) and offer the Non-Controlling Company a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such potential adjustment in such Tax Contest; and (v) the Controlling Company shall defend such Tax Contest diligently and in good faith. The failure of the Controlling Company to take any action specified in the preceding sentence with respect to the Non-Controlling Company shall not relieve the Non-Controlling Company of any liability and/or obligation which it may have to the Controlling Company under this Agreement except to the extent that the Non-Controlling Company was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Company from any other liability or obligation which it may have to the Controlling Company.

(c)           Tax Contest Participation. Unless waived by the Companies in writing, the Controlling Company shall provide the Non-Controlling Company with written notice reasonably in advance of, and the Non-Controlling Company shall have the right to attend, any formally scheduled meetings with Tax Authorities or hearings or proceedings before any judicial authorities in connection with any potential adjustment in a Tax Contest pursuant to which the Non-Controlling Company may reasonably be expected to become liable to make any indemnification payment (or any payment under Section 5) to the Controlling Company under this Agreement. The failure of the Controlling Company to provide any notice specified in this Section 9.02(c) to the Non-Controlling Company shall not relieve the Non-Controlling Company of any liability and/or obligation which it may have to the Controlling Company under this Agreement except to the extent that the Non-Controlling Company was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Company from any other liability or obligation which it may have to the Controlling Company.

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(d)           Power of Attorney. Each member of the Spinco Group shall execute and deliver to Remainco (or such member of the Remainco Group as Remainco shall designate) any power of attorney or other similar document reasonably requested by Remainco (or such designee) in connection with any Tax Contest (as to which Remainco is the Controlling Company) described in this Section 9. Each member of the Remainco Group shall execute and deliver to Spinco (or such member of the Spinco Group as Spinco shall designate) any power of attorney or other similar document requested by Spinco (or such designee) in connection with any Tax Contest (as to which Spinco is the Controlling Company) described in this Section 9.

(e)            Costs. All external out-of-pocket costs and expenses that are incurred by the Controlling Company with respect to a Tax Contest related to an adjustment which the Non-Controlling Company may reasonably be expected to become liable to make any indemnification payment under this Agreement shall be shared by the Companies according to each Company’s relative share of the potential Tax liability with respect to the Tax Contest as determined under this Agreement; provided, however, that a Non-Controlling Company shall not be liable for fees payable to outside advisors to the extent that the Controlling Company failed to consult with the Non-Controlling Company pursuant to Section 9.02(b). If the Controlling Company incurs out-of-pocket costs and expenses to be shared under this Section 9.02(e) during a fiscal quarter, such Controlling Company shall provide notice to the Non-Controlling Company within thirty (30) days after the end of such fiscal quarter for the amount due from such Non-Controlling Company pursuant to this Section 9.02(e), describing in reasonable detail the particulars relating thereto. Such Non-Controlling Company shall have a period of thirty (30) days after the receipt of notice to respond thereto. Unless the Non-Controlling Company disputes the amount it is liable for under this Section 9.02(e), the Non-Controlling Company shall reimburse the Controlling Company within forty-five (45) days of delivery by the Controlling Company of the notice described above. To the extent the Non-Controlling Company does not agree with the amount the Controlling Company claims the Non-Controlling Company is liable for under this Section 9.02(e), the dispute shall be resolved in accordance with Section 13. During the first month of each fiscal quarter in which it expects to incur costs for which reimbursement may be sought under this Section 9.02(e), the Controlling Company will provide the Non-Controlling Company with a good faith estimate of such costs.

Section 10.            Effective Date; Termination of Prior Intercompany Tax Allocation Agreements. This Agreement shall be effective as of the date hereof. As of the Distribution Date, (i) all prior intercompany Tax allocation agreements or arrangements between one or more members of the Remainco Group, on the one hand, and one or more members of the Spinco Group, on the other hand, shall be terminated; and (ii) amounts due under such agreements shall be settled. Upon such termination and settlement, no further payments by or to Remainco or by or to Spinco with respect to such agreements shall be made, and all other rights and obligations resulting from such agreements between the Companies and their Affiliates shall cease at such time.

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Section 11.            Survival of Obligations. The representations, warranties, covenants and agreements set forth in this Agreement shall be unconditional and absolute and shall remain in effect without limitation as to time.

Section 12.            Treatment of Payments; Tax Gross Up.

Section 12.01        Treatment of Tax Indemnity and Tax Benefit Payments. In the absence of any change in Tax treatment under the Code or other applicable Tax Law,

(a)           any Tax indemnity payments made by a Company under this Agreement shall be treated for Tax purposes by the Payor and the recipient as distributions or capital contributions, as appropriate, occurring immediately before the Spin-Off (but only to the extent the payment does not relate to a Tax allocated to the Payor in accordance with Section 1552 of the Code or the Treasury Regulations thereunder or Treasury Regulations Section 1.1502-33(d) (or under corresponding principles of other applicable Tax Laws)) or as payments of an assumed or retained liability, and

(b)           any Tax Benefit payments made by a Company under Section 5, shall be treated for Tax purposes by the Payor and the recipient as distributions or capital contributions, as appropriate, occurring immediately before the Spin-Off (but only to the extent the payment does not relate to a Tax allocated to the Payor in accordance with Section 1552 of the Code or the Treasury Regulations thereunder or Treasury Regulations Section 1.1502-33(d) (or under corresponding principles of other applicable Tax Laws)) or as payments of an assumed or retained liability.

Section 12.02       Tax Gross Up. If notwithstanding the manner in which Tax indemnity payments and Tax Benefit payments were reported, there is an adjustment to the Tax liability of a Company as a result of its receipt of a payment pursuant to this Agreement (disregarding for these purposes any such adjustment which arises solely as a result of a failure of the recipient Company to distribute such payment in the manner described in Section 361(b)(1)(A) of the Code) such payment shall be appropriately adjusted so that the amount of such payment, reduced by all Income Taxes payable with respect to the receipt thereof (but taking into account all correlative Tax Benefits resulting from the payment of such Income Taxes), shall equal the amount of the payment which the Company receiving such payment would otherwise be entitled to receive pursuant to this Agreement.

Section 13.            Disagreements.

Section 13.01        Disputes. Except as set forth in Section 13.03 and Section 13.04, in the event of any dispute or disagreement (a “Dispute”) between any member of the Remainco Group and any member of the Spinco Group under this Agreement, the provisions of Article VII of the Separation and Distribution Agreement shall apply mutatis mutandis.

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Section 13.02       Referral to Tax Advisor for Computational Disputes. Notwithstanding anything to the contrary in Section 13.01, with respect to any Dispute under this Agreement involving computational matters (excluding, for the avoidance of doubt, the determination under the Merger Agreement of Overlap Shareholders), if the Parties are not able to resolve the Dispute through the process set forth in Section 13.01, then such Dispute will be referred to a Tax Advisor acceptable to each of the Companies to act as an arbitrator in order to resolve the Dispute. In the event that the Companies are unable to agree upon a Tax Advisor within fifteen (15) days following the completion of the discussion process, the Companies shall each separately retain an independent, nationally recognized law or accounting firm (each, a “Preliminary Tax Advisor”), which Preliminary Tax Advisors shall jointly select a Tax Advisor on behalf of the Companies to act as an arbitrator in order to resolve the Dispute. The Tax Advisor may, in its discretion, obtain the services of any third-party appraiser, accounting firm or consultant that the Tax Advisor deems necessary to assist it in resolving such disagreement. The Tax Advisor shall furnish written notice to the Companies of its resolution of any such Dispute as soon as practical, but in any event no later than thirty (30) days after its acceptance of the matter for resolution. Any such resolution by the Tax Advisor will be conclusive and binding on the Companies. Following receipt of the Tax Advisor’s written notice to the Companies of its resolution of the Dispute, the Companies shall each take or cause to be taken any action necessary to implement such resolution of the Tax Advisor. Each Company shall pay its own fees and expenses (including the fees and expenses of its representatives) incurred in connection with the referral of the matter to the Tax Advisor (and the Preliminary Tax Advisors, if any). All fees and expenses of the Tax Advisor (and the Preliminary Tax Advisors, if any) in connection with such referral shall be shared equally by the Companies.

Section 13.03       Injunctive Relief. Nothing in this Section 13 will prevent either Company from seeking injunctive relief if any delay resulting from the efforts to resolve the Dispute through the process set forth above could result in serious and irreparable injury to either Company. Notwithstanding anything to the contrary in this Agreement, Remainco and Spinco are the only members of their respective Group entitled to commence a dispute resolution procedure under this Agreement, and each of Remainco and Spinco will cause its respective Group members not to commence any dispute resolution procedure other than as provided in this Section 13.

Section 14.           Expenses. Except as otherwise expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount to be paid or reimbursed by a Party (and/or a member of such Party’s Group), on the one hand, to the other Party (and/or a member of such Party’s Group), on the other hand, under this Agreement shall be paid or reimbursed hereunder within 30 days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

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Section 15.           General Provisions.

Section 15.01       Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the U.S. return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier (such as Federal Express), two (2) Business Days after mailing; (c) if sent by facsimile transmission or e-mail before 5:00 p.m. Central Time, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission or e-mail after 5:00 p.m. Central Time and receipt is confirmed, on the following Business Day; or (e) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands and other communications are delivered to the physical address, e-mail address or facsimile number set forth below, or to such other address as any Party shall provide by like notice to the other Parties to this Agreement:

if to Remainco or, prior to the Distributions, Spinco, to:

Rexnord Corporation
511 W. Freshwater Way
Milwaukee, WI 53204
Attention: Patricia M. Whaley, Vice President, General Counsel & Secretary
Email: [Redacted]

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Attention: R. Alec Dawson and Andrew L. Milano

Phone: (212) 309-7092

(212) 309-6252

Fax: (212) 309-6001

Email: alec.dawson@morganlewis.com

andrew.milano@morganlewis.com

and

Richards, Layton & Finger, P.A.

920 North King Street

P.O. Box 551

Wilmington, DE 19801

Attention: Mark Gentile and Stephanie Norman

Phone: (302) 651-7722; (302) 651-7756

Email: gentile@rlf.com; norman@rlf.com

if to RMT Partner or, following the Distributions, Spinco, to:

Regal Beloit Corporation
200 State Street
Beloit, WI 53511
Attention: Thomas E. Valentyn, Vice President, General Counsel and Secretary
Email: [Redacted]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
Attention: Scott R. Williams and Christopher R. Hale
Fax: (312) 853-7036
Email: swilliams@sidley.com and chale@sidley.com

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A copy of any notice from Remainco to Spinco, or from Spinco to Remainco, prior to the Distributions shall be provided to RMT Partner in accordance with the notice procedures set forth in this Section 15.01.

Section 15.02       Binding Effect; Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, except that a Party may assign any of its rights under this Agreement: (i) as collateral security to a creditor, (ii) to one of its Affiliates or (iii)(A) in connection with the sale of all or substantially all of its assets or (B) in the case of RMT Partner or Spinco in connection with the sale of substantially all of the assets of the Spinco Business or the business unit of which it is a part; provided, however, that in each case, no such assignment shall relieve such Party of any of its obligations. Any attempted assignment or delegation of this Agreement or any of such rights or obligations by any Party in violation of this Agreement without the prior written consent of the other Parties shall be void and of no effect.

Section 15.03       Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that any Party would otherwise have. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party, and, in the case of waivers by Remainco or Spinco or any of their Subsidiaries, consented to in writing by RMT Partner; and any waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 15.04       Severability. Any term or provision of this Agreement (or part thereof) that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision (or part thereof) in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement (or part thereof) is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision (or part thereof), to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision (or part thereof), and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision (or part thereof) with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

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Section 15.05      Authority. Each of the Parties represents to the other that (a) it has the corporate or other requisite power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate or other action, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equity principles.

Section 15.06       Further Action. The Parties shall execute and deliver all documents, provide all information, and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement, including the execution and delivery to the other Parties and their Affiliates and representatives of such powers of attorney or other authorizing documentation as is reasonably necessary or appropriate in connection with Tax Contests (or portions thereof) under the control of such other Parties in accordance with Section 9.

Section 15.07       Integration. The exhibits and schedules hereto shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the exhibits or schedules hereto constitutes an admission of any liability or obligation of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates to any third party, nor, with respect to any third party, an admission against the interests of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates. The inclusion of any item or liability or category of item or liability on any exhibit or schedule hereto is made solely for purposes of allocating potential liabilities among the Parties and shall not be deemed as or construed to be an admission that any such liability exists. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Separation and Distribution Agreement, the Merger Agreement or any of the other Ancillary Agreements. In furtherance thereof, except as otherwise specifically set forth in this Agreement or the Separation and Distribution Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by this Agreement.

Section 15.08       Rules of Construction.

(a)          For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)          The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)           As used in this Agreement, unless otherwise specified, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

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(d)           As used in this Agreement, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e)           As used in this Agreement, the terms “or,” “any” or “either” are not exclusive.

(f)           Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections or Articles of this Agreement and exhibits or schedules to this Agreement.

(g)          As used in this Agreement, the terms “hereunder,” “hereof,” “hereto,” “herein” and words of similar import shall be deemed to refer to this Agreement as a whole and not to any particular Section or other provision.

(h)          The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i)           Any payment to be made pursuant hereto shall be made in U.S. dollars and by wire transfer of immediately available funds.

(j)           Unless the context requires otherwise, references in this Agreement to “Remainco” shall also be deemed to refer to the applicable member of the Remainco Group, references to “Spinco” shall also be deemed to refer to the applicable member of the Spinco Group and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by Remainco or Spinco shall be deemed to require Remainco or Spinco, as the case may be, to cause the applicable members of the Remainco Group or the Spinco Group, respectively, to take, or refrain from taking, any such action. In the event of any inconsistency or conflict which may arise in the application or interpretation of any of the definitions set forth in Section 1, for the purpose of determining what is and is not included in such definitions, any item explicitly included on a schedule referred to in any such definition shall take priority over any provision of the text thereof.

Section 15.09       Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative recovery with respect to any matter arising out of the same facts and circumstances.

Section 15.10      Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or electronic transmission shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

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Section 15.11       Governing Law; Jurisdiction; Remedies. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any dispute between any of the Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby: (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if under applicable Law, the Court of Chancery does not have subject matter jurisdiction over such matter in any federal court in the State of Delaware or, if under applicable Law, neither such court has subject matter jurisdiction over such matter, in any other state court in the State of Delaware, and in each case any appellate court with jurisdiction therefrom (the “Chosen Courts”); (b) each of the Parties irrevocably waives the right to trial by jury; and (c) each of the Parties irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any claim (i) that it is not personally subject to the jurisdiction of the Chosen Courts as described herein for any reason; (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; and (iii) that (x) the claim, action, suit or other dispute in any such court is brought in an inconvenient forum; (y) the venue of such claim, action, suit or other dispute is improper; or (z) this Agreement, the Ancillary Agreements, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each of the Parties further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document in accordance with the provisions of Section 15.01 will be effective service of process for any claim, action, suit or other dispute in the Chosen Courts, with respect to any matters to which it has submitted to jurisdiction as set forth in this paragraph. The Parties hereby agree that a final judgment in any such claim, suit, action or other dispute will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance and injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without the requirement for the posting of any bond, this being in addition to any other remedy to which they are entitled at law or in equity. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 15.12       Amendment. This Agreement may not be amended except by an instrument in writing signed by an authorized representative of each of the Parties..

Section 15.13      Remainco or Spinco Affiliates. If, at any time, Remainco or Spinco acquires or creates one or more Affiliates that are includable in the Remainco Group or Spinco Group, as the case may be, they shall be subject to this Agreement and all references to the Remainco Group or Spinco Group, as the case may be, herein shall thereafter include a reference to such Affiliates.

Section 15.14       Successors. This Agreement shall be binding on and inure to the benefit of any successor by merger, acquisition of assets, or otherwise, to any of the Parties hereto (including but not limited to any successor of Remainco or Spinco succeeding to the Tax attributes of either under Section 381 of the Code), to the same extent as if such successor had been an original Party to this Agreement. As of the Effective Time, this Agreement shall be binding on RMT Partner and RMT Partner shall be subject to the obligations and restrictions imposed on Spinco hereunder and, for the avoidance of doubt, any restrictions applicable to Spinco shall apply to RMT Partner mutatis mutandis.

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Section 15.15      Third-Party-Beneficiaries. This Agreement is solely for the benefit of the Parties and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Signature page follows.]

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IN WITNESS WHEREOF, each Party has caused this Agreement to be executed on its behalf by a duly authorized officer on the date first set forth above.

Rexnord Corporation, a Delaware corporation

By:	/s/ Todd A. Adams
Name:	Todd A. Adams
Title:	President and Chief Executive Officer

Land Newco, Inc., a Delaware corporation

By:	/s/ Todd A. Adams
Name:	Todd A. Adams
Title:	President

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed on its behalf by a duly authorized officer on the date first set forth above.

Regal Beloit Corporation, a Wisconsin corporation

By:	/s/ Louis V. Pinkham
Name:	Louis V. Pinkham
Title:	Chief Executive Officer

Exhibit 10.3

Execution Version

EMPLOYEE MATTERS AGREEMENT

BY AND AMONG

REXNORD CORPORATION,

LAND NEWCO, INC.

AND

REGAL BELOIT CORPORATION

DATED AS OF FEBRUARY 15, 2021

 i

(continued)

(continued)

(continued)

EMPLOYEE MATTERS AGREEMENT

This Employee Matters Agreement (this “Agreement”) is entered into as of February 15, 2021 (the “Agreement Effective Date”), by and among: (i) Rexnord Corporation, a Delaware corporation (“Remainco”); (ii) Land Newco, Inc., a Delaware corporation and wholly owned indirect Subsidiary of Remainco (“Spinco”); and (iii) Regal Beloit Corporation, a Wisconsin corporation (“RMT Partner”) (each a “Party” and together, the “Parties”).

RECITALS

Whereas, Remainco is engaged, directly and indirectly, in the Spinco Business;

Whereas, the Board of Directors of Remainco (the “Remainco Board”) has determined that it is advisable and in the best interests of Remainco and Remainco’s stockholders to separate the Spinco Business from the other businesses of Remainco and to divest the Spinco Business in the manner contemplated by the Separation and Distribution Agreement, dated as of February 15, 2021, by and among Remainco, Spinco and RMT Partner (as it may be amended, modified or supplemented from time to time, the “Separation Agreement”) and the Agreement and Plan of Merger, dated February 15, 2021, by and among Remainco, Spinco, RMT Partner and Phoenix 2021, Inc., a Delaware corporation and a direct wholly owned Subsidiary of RMT Partner (“Merger Sub”) (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”);

Whereas, the Parties contemplate that, pursuant to the Merger Agreement, immediately after the Distributions and at the Effective Time, Merger Sub shall be merged (the “Merger”) with and into Spinco, with Spinco surviving the Merger as a wholly owned direct Subsidiary of RMT Partner, and all outstanding shares of Spinco Common Stock shall be converted into the right to receive shares of RMT Partner Common Stock on the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law and the Wisconsin Business Corporations Law; and

Whereas, in connection with the foregoing, the Parties have agreed to enter into this Agreement to allocate between them assets, Liabilities and responsibilities with respect to certain employee compensation, pension and benefit plans, programs and arrangements and certain employment matters.

Now, Therefore, in consideration of the foregoing and the covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

Article I
DEFINITIONS

As used in this Agreement, the following terms shall have the respective meanings set forth or referenced below:

Section 1.1      “90% Amount” shall have the meaning set forth in Section 5.1(c) below.

Section 1.2      “Affiliate” shall have the meaning set forth in the Separation Agreement.

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Section 1.3      “Agreement” shall have the meaning set forth in the Preamble.

Section 1.4      “Ancillary Agreement” shall have the meaning set forth in the Separation Agreement, including the Separation Agreement, but excluding this Agreement.

Section 1.5      “Assume” shall have the meaning set forth in the Separation Agreement. The terms “Assumed” and “Assumptions” shall have the correlative meaning.

Section 1.6      “Assumed Remainco Benefit Liabilities” shall have the meaning set forth in Section 2.3(a) below.

Section 1.7      “Benefit Arrangement” shall mean, with respect to an Entity, (a) each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan) and (b) each other employment, individual consulting, compensation, bonus, commission, incentive, severance or redundancy, termination pay, retention, transaction bonus, change in control, Tax gross-up, relocation, repatriation, expatriation, deferred compensation, profit-sharing, stock option, phantom stock option, restricted stock, stock unit, stock appreciation right or other stock-related award, health or welfare benefit, death benefit, disability benefit, perquisite, fringe benefit, sick pay, paid time off, vacation pay, leave of absence, pension, supplemental pension or retirement benefit plan, program, policy, practice or Contract, in each case whether or not in writing and whether or not funded.

Section 1.8      “Business Day” shall have the meaning set forth in the Separation Agreement.

Section 1.9      “Cash Incentive Programs” shall have the meaning set forth in Section 4.1 below.

Section 1.10    “Chosen Courts” shall have the meaning set forth in Section 10.13 below.

Section 1.11    “Closing” shall have the meaning set forth in the Merger Agreement.

Section 1.12    “Closing Date” shall have the meaning set forth in the Merger Agreement.

Section 1.13    “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified at Section 601 et seq. of ERISA and at Section 4980B of the Code, and any similar state or local law.

Section 1.14    “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

Section 1.15    “Confidentiality Agreement” shall have the meaning set forth in the Merger Agreement.

Section 1.16    “Consent” shall have the meaning set forth in the Separation Agreement.

 2

Section 1.17    “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, or legally binding commitment or undertaking of any nature.

Section 1.18    “Distributions” shall have the meaning set forth in the Separation Agreement.

Section 1.20    “Distribution Date” shall have the meaning set forth in the Separation Agreement.

Section 1.21    “Effective Time” shall have the meaning set forth in the Merger Agreement.

Section 1.22    “Employee Representative Body” means any union, works council, staff association, health and safety committee, or other agency or representative body certified or otherwise recognized for the purposes of bargaining collectively or established for the purposes of notification of or consultation on behalf of any employees.

Section 1.23    “Entity” shall have the meaning set forth in the Separation Agreement.

Section 1.24    “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

Section 1.25    “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

Section 1.26    “FSA Participants” shall have the meaning set forth in Section 9.1(a) below.

Section 1.27    “Governmental Body” shall have the meaning set forth in the Separation Agreement.

Section 1.28    “Group” shall mean (a) with respect to Remainco, the Remainco Group, (b) with respect to Spinco, the Spinco Group and (c) with respect to RMT Partner, the RMT Partner Group.

Section 1.29    “Inactive Employee” shall have the meaning set forth in Section 2.1(b)(ii).

Section 1.30    “Indemnifiable Loss” shall have the meaning set forth in the Separation Agreement.

Section 1.31    “Internal Restructuring” shall have the meaning set forth in the Separation Agreement.

Section 1.32    “Legal Proceeding” shall have the meaning set forth in the Separation Agreement.

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Section 1.33    “Legal Requirement” shall have the meaning set forth in the Separation Agreement.

Section 1.34    “Liabilities” shall have the meaning set forth in the Separation Agreement.

Section 1.35    “Merger Agreement” shall have the meaning set forth in the Recitals.

Section 1.36    “Merger Sub” shall have the meaning set forth in the Recitals.

Section 1.37    “Non-US Spinco Employee” shall mean any Spinco Employee who is not a US Spinco Employee.

Section 1.38    “Non-US Spinco Transferred Employee” shall mean any Spinco Transferred Employee other than a US Spinco Transferred Employee.

Section 1.39    “NYSE” means the New York Stock Exchange.

Section 1.40    “Party” and “Parties” shall have the respective meanings set forth in the Preamble.

Section 1.41    “Pension Transfer Date” shall have the meaning set forth in Section 5.1(c) below.

Section 1.42    “Person” shall have the meaning set forth in the Separation Agreement.

Section 1.43    “PTO” shall have the meaning set forth in Section 3.6(a) below.

Section 1.44    “Regular Trading Hours” shall mean the period beginning at 9:30 A.M., New York City time, and ending at 4:00 PM, New York City time.

Section 1.45    “Remainco” shall have the meaning set forth in the Preamble.

Section 1.46    “Remainco Benefit Arrangement” shall mean any Benefit Arrangement that either (i) is maintained or contributed to, or required to be maintained or contributed to, by any member of the Remainco Group or with respect to which any member of the Remainco Group is a party, (ii) with respect to which any member of the Remainco Group has or may incur or become subject to any Liability or obligation, or (iii) in which any current or former Remainco Employee participates; but shall exclude any Spinco Benefit Arrangement.

Section 1.47    “Remainco Board” shall have the meaning set forth in the Recitals.

Section 1.48    “Remainco Common Stock” shall mean the common stock, $0.01 par value per share, of Remainco.

Section 1.49    “Remainco Deferred Compensation Plan” shall mean the Rexnord Corporation Deferred Compensation Plan, effective as of January 1, 2016, as amended July 26, 2017.

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Section 1.50    “Remainco Employee” shall mean an employee of a member of the Remainco Group or the Spinco Group, other than a Spinco Employee.

Section 1.51    “Remainco Equity Awards” shall mean the Remainco Stock Options, the Remainco Phantom Stock Options, the Remainco RSUs and the Remainco PSUs.

Section 1.52    “Remainco Equity Plan” shall mean (i) the 2006 Stock Option Plan of Remainco, (ii) the Remainco 2012 Performance Incentive Plan, (iii) the Remainco Performance Incentive Plan, as amended and restated effective May 18, 2016, and (iv) the Remainco Performance Incentive Plan, as amended and restated on July 25, 2019.

Section 1.53    “Remainco FSA” shall mean the Optum FSA benefits, as provided under the Rexnord Welfare Plan.

Section 1.54    “Remainco Group” shall have the meaning set forth in the Separation Agreement.

Section 1.55    “Remainco Pension Plan” shall mean the Rexnord Pension Plan, as amended and restated effective as of January 1, 2018.

Section 1.56    “Remainco Pension Trust” shall mean the trust established to hold the assets of the Remainco Pension Plan.

Section 1.57    “Remainco Phantom Stock Options” means an award designated as a “phantom stock option” under any of the Remainco Equity Plans before the Separation Effective Time.

Section 1.58    “Remainco Pre-Distribution Share Value” shall mean the closing price per share of Remainco Common Stock on the Trading Day immediately prior to the Distribution Date based on “regular way” trading on the NYSE during Regular Trading Hours.

Section 1.59    “Remainco PSU” shall mean a performance stock unit award granted by Remainco under any of the Remainco Equity Plans before the Separation Effective Time.

Section 1.60    “Remainco Retiree Welfare Plans” shall mean the post-retirement medical, dental and life insurance coverage or benefits provided to Spinco Retiree Welfare Participants and their surviving spouses or beneficiaries receiving such coverage or benefits pursuant to the Remainco Benefit Arrangements set forth in Schedule 8.1(b).

Section 1.61    “Remainco Retirement Plan” shall mean the Rexnord LLC 401(k) Plan.

Section 1.62    “Remainco RSU” shall mean an award of restricted stock units granted by Remainco under any of the Remainco Equity Plans before the Separation Effective Time.

Section 1.63    “Remainco Stock Option” shall mean an award of stock options to purchase shares of Remainco Common Stock granted under any of the Remainco Equity Plans before the Separation Effective Time.

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Section 1.64    “Return from Inactivity Date” shall have the meaning set forth in Section 2.1(b)(iii) below.

Section 1.65    “Returning Inactive Employee” shall have the meaning set forth in Section 2.1(b)(iii) below.

Section 1.66    “RMT Partner” shall have the meaning set forth in the Preamble.

Section 1.67    “RMT Partner Benefit Arrangement” shall mean any Benefit Arrangement sponsored, maintained or contributed to, or required to be maintained or contributed to, by any member of the RMT Partner Group.

Section 1.68    “RMT Partner Board” shall have the meaning set forth in Section 4.2(a) below.

Section 1.69    “RMT Partner Common Stock” shall have the meaning set forth in the Merger Agreement.

Section 1.70    “RMT Partner Equity Plan” shall mean the RMT Partner Corporation 2018 Equity Incentive Plan.

Section 1.71    “RMT Partner Group” shall have the meaning set forth in the Separation Agreement.

Section 1.72    “RMT Partner Phantom Stock Option” shall have the meaning set forth in Section 4.2(a)(ii) below.

Section 1.73    “RMT Partner Post-Merger Share Value” shall mean the closing price per share of RMT Partner Common Stock trading on the NYSE during Regular Trading Hours on the first full Trading Day following the Effective Time.

Section 1.74    “RMT Partner Ratio” shall mean the quotient obtained by dividing the RMT Partner Post-Merger Share Value by the Remainco Pre-Distribution Share Value.

Section 1.75    “RMT Partner Retirement Plan” shall have the meaning set forth in Section 6.1(b) below.

Section 1.76    “RMT Partner RSU” shall have the meaning set forth in Section 4.2(a)(iii) below.

Section 1.77    “RMT Partner Special Dividend” shall have the meaning set forth in the Merger Agreement.

Section 1.78    “RMT Partner Stock Option” shall have the meaning set forth in Section 4.2(a)(i) below.

Section 1.79    “Section 414(l) Amount” shall have the meaning set forth in Section 5.1(c) below.

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Section 1.80    “Separation Agreement” shall have the meaning set forth in the Recitals.

Section 1.81    “Separation Effective Time” shall have the meaning set forth in the Separation Agreement.

Section 1.82    “Spinco” shall have the meaning set forth in the Preamble.

Section 1.83    “Spinco Benefit Arrangement” shall mean any Benefit Arrangement that (i) is maintained or contributed to, or required to be maintained or contributed to, by any member of the Spinco Group or with respect to which any member of the Spinco Group is a party, and (ii) in which the only participants or other parties thereto are Spinco Employees and Spinco Former Employees.

Section 1.84    “Spinco Business” shall have the meaning set forth in the Separation Agreement.

Section 1.85    “Spinco Common Stock” shall mean the common stock of Spinco, par value $0.01 per share.

Section 1.86    “Spinco DCP Participant” shall have the meaning set forth in Section 7.1 below.

Section 1.87    “Spinco Employee” shall have the meaning set forth in Section 2.1(a)(i) below.

Section 1.88    “Spinco Employee Schedule” shall have the meaning set forth in Section 2.1(a)(i) below.

Section 1.89    “Spinco Former Employee” shall mean an individual whose employment with any member of the Remainco Group or Spinco Group terminated prior to the Distributions, and immediately prior to such termination provided services primarily to the Spinco Business.

Section 1.90    “Spinco FSA” shall have the meaning set forth in Section 9.1(a) below.

Section 1.91    “Spinco Group” shall have the meaning set forth in the Separation Agreement.

Section 1.92    “Spinco Indemnitees” shall have the meaning set forth in the Separation Agreement.

Section 1.93    “Spinco Labor Agreement” means any agreement with any Employee Representative Body to which Remainco or a member of the Remainco Group, or Spinco or member of the Spinco Group, is a party or bound that pertains to any Spinco Employees.

Section 1.94    “Spinco Pension Participants” shall have the meaning set forth in Section 5.1(b) below.

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Section 1.95    “Spinco Pension Plan” shall mean the PMC Business Pension Plan, which is intended to be a Tax-qualified defined benefit pension plan under Section 401(a) of the Code.

Section 1.96    “Spinco Pension Trust” shall mean the trust established to hold the assets of the Spinco Pension Plan and which shall be designed to be Tax exempt under Section 501(a) of the Code.

Section 1.97    “Spinco Retiree Welfare Participant” means the Spinco Transferred Employees and Spinco Former Employees who participate in the Remainco Retiree Welfare Plan immediately prior to the Distributions.

Section 1.98    “Spinco Retiree Welfare Plans” shall mean the post-retirement medical, dental and life insurance coverage or benefits established pursuant to Article VIII hereof to provide Spinco Retiree Welfare Participants and their surviving spouses or beneficiaries with such coverage.

Section 1.99    “Spinco Transferred Employee” shall have the meaning set forth in Section 2.1(b)(i) below.

Section 1.100  “Subsidiary” shall have the meaning set forth in the Separation Agreement.

Section 1.101  “Substituted RMT Partner Incentive Awards” shall have the meaning set forth in Section 4.2(b) below.

Section 1.102  “Tax” shall have the meaning set forth in the Tax Matters Agreement by and among Remainco, Spinco and RMT Partner, dated as of the date of February 15, 2021, as it may be amended from time to time in accordance with the terms thereof.

Section 1.103  “Trading Day” shall mean the period of time during any given day, commencing with the determination of the opening price on the NYSE and ending with the determination of the closing price on the NYSE, in which trading and settlement in Remainco Common Stock or RMT Partner Common Stock are permitted on the NYSE.

Section 1.104  “Transferred Benefits” shall have the meaning set forth in Section 5.1(b) below.

Section 1.105  “Transfer Regulations” shall mean the Council Directive 2001/23/EC of 12 March 2001 and any subsequent amendments (“Acquired Rights Directive”), and any equivalent Legal Requirement (a) in any jurisdiction that has either implemented the Acquired Rights Directive or (b) that provides for or requires the automatic transfer or assignment of any person’s employment, as a result of the Internal Restructuring and the Distributions and any of the other transactions contemplated under this Agreement, the Merger Agreement and the Ancillary Agreements.

Section 1.106  “True-Up Amount” shall have the meaning set forth in Section 5.1(c).

Section 1.107  “True-Up Date” shall have the meaning set forth in Section 5.1(c).

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Section 1.108        “UAE Spinco Employee” shall mean the Spinco Employee employed by Rexnord Middle East FZE as of the date of this Agreement.

Section 1.109        “US Spinco Employee” shall mean any Spinco Employee who primarily provides services in the United States.

Section 1.110        “US Spinco Transferred Employee” shall mean any Spinco Transferred Employee who primarily provides services in the United States.

Section 1.111        “WTW” shall have the meaning set forth in Section 5.1(d) below.

Article II
ASSIGNMENT OF EMPLOYEES and Employee liabilities

Section 2.1            Transfer of Employees.

(a)           Scope of Employees.

(i)       For purposes of this Agreement, “Spinco Employee” means: (A) each employee of Remainco Group or Spinco Group, including temporary employees, who, as determined solely by Remainco, is primarily providing services to the Spinco Business immediately prior to the Distribution Date; and (B) each employee of Remainco Group or Spinco Group who, in the joint opinion of Remainco and RMT Partner, is providing services to the Spinco Business prior to the Distribution Date and is necessary for the Spinco Business to operate. Spinco Employees exclude those employees of Remainco Group or Spinco Group who do not report into the Spinco Business organization and who, as determined solely by Remainco, are not providing substantial services to the Spinco Business prior to the Distribution Date and are not necessary for the Spinco Business to operate. For the avoidance of doubt, subject to Section 2.1(b)(iii) below, Spinco Employees shall include any such employee who (1) is actively at work as of the Distribution Date or (2) is not actively at work as of the Distribution Date as a result of disability or illness, or a vacation, personal day or similar short-term absence. Remainco shall provide to RMT Partner an initial schedule of all anticipated Spinco Employees no later than one hundred twenty (120) days following the Agreement Effective Date, which schedule will contain for each employee: (a) an anonymized employee identifier; (b) employing Entity; (c) position; (d) date of hire; (e) service date; (f) annual salary or hourly wage; (g) work location (including country, state or province and city); (h) target annual cash bonus for the year in which the Distributions are expected to occur; (i) target long-term incentive opportunity for the year in which the Distributions are expected to occur; (j) with respect to US Spinco Employees, whether such Spinco Employee is on a leave of absence, the type of leave and expected return date; (k) for US Spinco Employees and the UAE Spinco Employee(s), information regarding applicable work or employment permits, visas, or passes (if any); and (l) the information required to be provided under Section 2.3(b)(ii) of the Merger Agreement (the “Spinco Employee Schedule”).

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(ii)       Following delivery of the Spinco Employee Schedule to RMT Partner, Remainco will make available to RMT Partner updated versions of the Spinco Employee Schedule every thirty (30) days thereafter, and the final schedule (which includes the final list of Spinco Employees) will be provided no earlier than seven (7) days prior to the Distribution Date and no later than two (2) days prior to the Distribution Date. Remainco shall notify RMT Partner immediately of any changes to the Spinco Employee Schedule which occur after the date the final schedule is provided. In circumstances where RMT Partner reasonably considers that an employee listed in the Spinco Employee Schedule is not a Spinco Employee, RMT Partner may notify Remainco in writing of the reasons for such concern, and Remainco shall as promptly as reasonably practicable (and no later than ten (10) days) following receipt of such notification determine in good faith whether such employee is correctly included in the Spinco Employee Schedule, and provide RMT Partner with a response in writing stating whether or not the employee will remain on the Spinco Employee Schedule and reasons for such determination.

(b)          Transfer of Employment.

(i)        Except to the extent otherwise provided in this Section 2.1(b), effective no later than immediately before the Distributions, Remainco and Spinco shall, or shall cause the respective members of their Groups to: (A) cause each Spinco Employee not already employed in the Spinco Group to be employed by a member of the Spinco Group, provided, that, with respect to Non-US Spinco Employees, subject to any applicable Legal Requirement, such transfer, if any, shall occur prior to or simultaneously with the Distributions or as soon as commercially reasonable thereafter, and (B) cause any employee who is not a Spinco Employee but is employed by a member of the Spinco Group to be employed by a member of the Remainco Group, and, in furtherance of this Section 2.1(b)(i), the Parties shall cooperate reasonably and in good faith to give effect to these covenants, including without limitation, with respect to any Non- US Spinco Employees. Each Spinco Employee who remains employed by a member of the Spinco Group immediately following the Closing, or whose employment transfers to a member of the Spinco Group following the Closing, shall be referred to herein as a “Spinco Transferred Employee.”

(ii)       Except as provided in subsection (iii) below, the Parties shall use commercially reasonable efforts to ensure that each Spinco Employee who is on short or long-term disability leave or an approved or legally-protected, under the applicable Legal Requirement in the applicable jurisdiction, leave of absence (including military leave with reemployment rights under federal law and leave under the Family and Medical Leave Act of 1993) (an “Inactive Employee”) prior to the Distribution Date returns to employment with a member of the Spinco Group no later than immediately before the Distributions, if permitted by the applicable Legal Requirement, and otherwise as soon as possible after such employee’s return to active employment.

(iii)      Except to the extent otherwise required by any applicable Legal Requirement (including any applicable Legal Requirement pertaining to automatic transfers of employees) or a Spinco Labor Agreement, no US Spinco Employee who is an Inactive Employee as of the Distribution Date shall be employed by a member of the Spinco Group on the Distribution Date. Notwithstanding the foregoing, Remainco and Spinco shall cause any US Spinco Employee who is an Inactive Employee as of the Distribution Date who returns to active duty employment (with or without any accommodations required by an applicable Legal Requirement) not later than the later of (A) twelve (12) months after the Distribution Date or (B) such longer period as required by the applicable Legal Requirement that applies to employees of Remainco generally in a particular jurisdiction or any applicable Spinco Labor Agreement (each a “Returning Inactive Employee”), to be employed by a member of the Spinco Group effective as of the date on which such US Spinco Employee returns to active duty employment (the “Return from Inactivity Date”). Except to the extent otherwise required by any applicable Legal Requirement (including any applicable Legal Requirement pertaining to automatic transfers of employees) or a Spinco Labor Agreement, the obligations of Spinco under this Agreement in respect of a US Spinco Employee who is an Inactive Employee as of the Distribution Date shall not commence unless and until his or her Return from Inactivity Date, as applicable and such employee shall be treated as a Spinco Transferred Employee as of the date the employee commences employment with the Spinco Group; provided, however, for the avoidance of doubt, effective as of such Returning Inactive Employee’s Return from Inactivity Date (if any), Spinco shall, or shall cause a member of the Spinco Group to, Assume (and shall reimburse Remainco or the applicable member of the Remainco Group for) all other Liabilities pertaining to such Spinco Transferred Employee who is a Returning Inactive Employee to the same extent required with respect to other Spinco Transferred Employees with the same national jurisdiction. All Liabilities pertaining to any Spinco Employee who was an Inactive Employee as of immediately prior to the Distribution Date and does not qualify as a Returning Inactive Employee shall be retained by Remainco or the appropriate member of the Remainco Group.

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(c)       Notwithstanding anything to the contrary in this Agreement, as of the Separation Effective Time, Spinco shall, or shall cause the applicable members of the Spinco Group to, Assume, in accordance with its terms, each Spinco Labor Agreement covering Spinco Transferred Employees as of immediately prior to the Separation Effective Time, provided, however, that in the event any such Spinco Labor Agreement also covers any Remainco Employees or Spinco Employees who are not Spinco Transferred Employees, Spinco shall, or shall cause the applicable members of the Spinco Group to, Assume such Spinco Labor Agreement only with respect to Spinco Transferred Employees.

(d)       For the avoidance of doubt, nothing herein shall restrict the right of RMT Partner Group or Spinco Group to terminate the employment of any Spinco Employee, provided that any such termination is effected in accordance with any requirements (if any) under any applicable Legal Requirement or any applicable Benefit Arrangement.

Section 2.2         Remainco Indemnities in Respect of the Transfer of Employment. In addition to any other provisions of this Agreement, the Ancillary Agreements or as otherwise specifically set forth in any provision of the Merger Agreement, and notwithstanding anything to the contrary set forth in this Article II, Remainco shall to the fullest extent permitted by law indemnify, defend and hold harmless the Spinco Indemnitees from and against any and all Indemnifiable Losses of the Spinco Indemnitees relating to, arising out of, by reason of or otherwise in connection with (a) any event, act or omission relating to the employment of or termination thereof of any Remainco Employee, regardless of when such event, act or omission occurs, (b) solely with respect to employee transfers to or from Euroflex Transmissions (India) Private Limited or Rexnord Middle East FZE, a breach of the Transfer Regulations by Remainco or Spinco, or a failure by Remainco or Spinco to notify, consult with or obtain the consent of any Employee Representative Body, and (c) the transfer to any member of the Spinco Group of any individual (howsoever this occurs and whether such individual is designated as an employee, worker or independent contractor) who is not a Spinco Employee (whether such Indemnifiable Losses are incurred in relation to the hire, employment or termination of such individual). For purposes of this Section 2.2, Remainco represents that no Non-US Spinco Employee will transfer from one employer Entity to another employer Entity other than in connection with Euroflex Transmissions (India) Private Limited and Rexnord Middle East FZE.

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Section 2.3        Employee Liabilities; Severance.

(a)       Employee Liabilities. Effective as of the later of the Separation Effective Time or the time at which an individual becomes a Spinco Transferred Employee, Spinco shall Assume: (i) all Liabilities under all Remainco Benefit Arrangements relating to Spinco Transferred Employees or Spinco Former Employees, whenever incurred, only to the extent set forth in this Agreement; provided, however, that Spinco shall reimburse the Remainco Group for any claim for benefits by any Spinco Transferred Employee or Spinco Former Employee (or their respective dependents) after the Separation Effective Time which was incurred prior to the Separation Effective Time under any Remainco Benefit Arrangement that is not funded by an insurance policy, trust or similar funding arrangement, other than claims under a flexible spending account which shall be addressed under Article IX (the Liabilities described in this Section 2.3(a)(i), the “Assumed Remainco Benefit Liabilities”); (ii) all Liabilities arising out of, relating to or resulting from the employment, service, termination of employment or termination of service of all Spinco Employees and Spinco Former Employees and their dependents and beneficiaries (and any alternate payees in respect thereof), to the extent arising out of, relating to or resulting from such individuals’ service to the Spinco Business; and (iii) any other Liabilities or obligations expressly assigned to or Assumed or retained by Spinco or any member of the Spinco Group under this Agreement. Remainco and Remainco Group shall Assume or retain all Liabilities arising under or otherwise related to the Remainco Benefit Arrangements, including all Liabilities (i) under Section 412 of the Code and Section 302 or Title IV of ERISA, and (ii) resulting from a violation of the continuation of coverage requirements under COBRA, in each case, except to the extent such Liabilities are Assumed Remainco Benefit Liabilities. Remainco and Remainco Group shall Assume or retain all Liabilities of the Spinco Group related to the failure to provide qualifying offers of health coverage (as determined under Treas. Regs. Section 54.4980H-4 and 54.4980H-5) to employees under Section 4980H of the Code with respect to the 2020 calendar year. Remainco and Remainco Group shall retain all Liabilities related to or arising with respect to the Remainco Employees, Spinco Employees who are not Spinco Transferred Employees, and any former employee of the Remainco Group who is not a Spinco Former Employee.

(b)       Remainco Benefit Arrangements. Prior to the Distribution Date, the Remainco Group will cause any Remainco Benefit Arrangement (and any agreement, arrangement or Contract related thereto) to which any member of the Spinco Group is a party or with respect to which the Spinco Group has any Liability or obligation to be assigned in full to a member of the Remainco Group, if so assignable, or appropriately amended or terminated such that no member of the Spinco Group shall be a party to such Remainco Benefit Arrangement or have any Liability or obligation with respect to such Remainco Benefit Arrangement as of or following the Distribution Date; provided, however, that in no event shall the Remainco Group be required to assign or amend any Remainco Benefit Arrangement which is not assignable (or cannot be amended to affect an assignment or other transfer) by its terms (including any terms imposing Consent requirements or conditions on an assignment where such Consents or conditions have not yet been obtained or fulfilled, subject to Section 2.5 of the Separation Agreement, the terms of which shall apply to this Section 2.3(b) mutatis mutandis).

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(c)       Severance. As of the Separation Effective Time, Spinco shall Assume all Liabilities for severance payable to any Spinco Employee or Spinco Former Employee.

(d)       COBRA. The Remainco Group shall be solely responsible for providing continued health coverage required by COBRA to (i) Spinco Former Employees and Spinco Employees who are not Spinco Transferred Employees (and their qualifying beneficiaries) who experience a COBRA qualifying event (as defined in Section 4980B of the Code) under the applicable Remainco Benefit Arrangement at any time and (ii) Spinco Transferred Employees (and their qualifying beneficiaries) who experience a COBRA qualifying event under the applicable Remainco Benefit Arrangement on or prior to the Separation Effective Time (individuals in (i) and (ii) collectively, the “COBRA Participants”), and Spinco shall reimburse the Remainco Group within 15 days following the end of each calendar quarter following the Separation Effective Time for any claims or obligations incurred under the applicable Remainco Benefit Arrangement as a result of such COBRA coverage (other than those paid under an stop-loss or other insurance policy) by each COBRA Participant whose COBRA coverage ceased during such calendar quarter, which, in the aggregate with all claims incurred by all other COBRA Participants whose coverage ceased in prior calendar quarters, exceed the sum of (i) the amount of premiums collected through the end of such calendar quarter and (ii) any amounts previously paid to the Remainco Group by Spinco pursuant to this Section 8.1(d) with respect to COBRA Participants whose coverage previously ceased. Spinco or its successor, as applicable, and the applicable Spinco Benefit Arrangement or RMT Partner Benefit Arrangement shall be solely responsible for providing continued health coverage to the extent required by COBRA to all Spinco Employees who experience a COBRA qualifying event after the Separation Effective Time, and shall be solely responsible for all claims, obligations and Liabilities incurred as a result of such COBRA coverage.

(e)       Workers’ Compensation Claims. Without limiting Section 2.2(a) and without regard to the legal Entity obligated to discharge such workers’ compensation Liabilities under any applicable Legal Requirement, as per Section 6.1(b) of the Separation Agreement, Spinco shall be responsible for securing workers’ compensation insurance coverage as is required by the applicable Legal Requirement. Claims for occurrences prior to the Separation Effective Time under workers’ compensation insurance of the Remainco Group shall be subject to the provisions of Article VI of the Separation Agreement, mutatis mutandis.

Article III
PAY AND BENEFITS

Section 3.1        In General. Except to the extent otherwise required by any applicable Legal Requirement or Spinco Labor Agreement, for the period commencing on the Closing Date and ending on the twelve (12) month anniversary of the Closing Date, RMT Partner shall, or shall cause the applicable member of the Spinco Group to, provide each US Spinco Transferred Employee and each Non-US Spinco Transferred Employee who is not afforded significant protections under an applicable Legal Requirement, in each case, whose employment is not governed by a Spinco Labor Agreement, with:

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(a)       base pay or wage rate no less than the base pay or wage rate such Spinco Transferred Employee received immediately prior to the Distribution Date;

(b)       a target annual cash bonus compensation opportunity no less than the target annual cash bonus opportunity such Spinco Transferred Employee received immediately prior to the Distribution Date;

(c)       employee benefits (excluding post-termination or retirement welfare benefits, long-term incentive opportunities and change in control or retention benefits) that have a value which is substantially similar in the aggregate to (i) the employee benefits such Spinco Transferred Employee received immediately prior to the Distribution Date or (ii) the employee benefits provided to similarly situated employees of the RMT Partner Group from and after the Closing Date; and

(d)       paid time off (e.g., vacation and additional personal paid time off, but excluding disability and other medical-related leaves of absence) no less favorable than the paid time off such Spinco Transferred Employee received immediately prior to the Distribution Date.

RMT Partner shall, or shall cause the applicable member of the Spinco Group to, provide each Spinco Transferred Employee covered by a Spinco Labor Agreement with compensation and employee benefits at the level required by and in compliance with the applicable Spinco Labor Agreement.

For the avoidance of doubt, nothing herein shall restrict the right of RMT Partner Group or Spinco Group to terminate the employment of any Spinco Transferred Employee, provided that any such termination is effected in accordance with Section 3.2 and requirements (if any) under any applicable Legal Requirement or the applicable Benefit Arrangement.

Section 3.2         Severance. Without limiting Section 3.1 above, except to the extent otherwise required by any applicable Legal Requirement or any Spinco Labor Agreement, for the twelve (12) month period immediately following the Closing Date, RMT Partner shall, or shall cause the applicable member of the Spinco Group to, provide each Spinco Transferred Employee whose employment terminates during such period with severance no less favorable than the severance such Spinco Transferred Employee would have received upon such Spinco Transferred Employee’s termination of employment under the same or similar circumstances immediately prior to the Distribution Date pursuant to the applicable Remainco Benefit Arrangement (in effect as of the date hereof), factoring in such Spinco Transferred Employee’s additional length of service and changes in his or her eligible pay between the Distribution Date and the date of his or her termination.

Section 3.3         Participation in Remainco Benefit Arrangements. Except as otherwise expressly provided for in this Agreement or as otherwise expressly agreed to in writing between the Parties, (a) effective as of the Separation Effective Time, Spinco and each member of the Spinco Group, to the extent applicable, shall cease to be a participating employer in any Remainco Benefit Arrangement and (b) effective as of the Separation Effective Time or such later time at which the applicable individual becomes a Spinco Transferred Employee, each Spinco Transferred Employee shall cease to participate in, be covered by, accrue benefits under, or be eligible to contribute to any Remainco Benefit Arrangement, in either case except as required by any applicable Legal Requirement or the terms of the applicable Remainco Benefit Arrangement.

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Section 3.4         Participation in Spinco Benefit Arrangements. Except as otherwise provided for in this Agreement or as otherwise expressly agreed to in writing between the Parties, (a) effective as of the Separation Effective Time, Remainco and each member of the Remainco Group, to the extent applicable, shall cease to be a participating employer in any Spinco Benefit Arrangement and (b) effective as of the Separation Effective Time, each Remainco Employee and Spinco Employee who is not a Spinco Transferred Employee shall cease to participate in, be covered by, accrue benefits under, or be eligible to contribute to any Spinco Benefit Arrangement, in either case except as required by any applicable Legal Requirement or the terms of the applicable Spinco Benefit Arrangement.

Section 3.5        General Enrollment into RMT Partner Benefit Arrangements.

(a)       Enrollment into RMT Partner Benefit Arrangements. Except to the extent otherwise required under any applicable Legal Requirement, and subject to the terms of this Agreement, RMT Partner shall, or shall cause the applicable member of the RMT Partner Group to, take commercially reasonable actions to cause, effective as of the Effective Time or such later time at which the applicable individual becomes a Spinco Transferred Employee, each Spinco Transferred Employee to be eligible to commence participation in all RMT Partner Benefit Arrangements for which he or she is eligible, provided that the applicable Spinco Transferred Employee’s commencement of participation in RMT Partner Benefit Arrangements shall in all cases be subject to such Spinco Transferred Employee’s satisfaction of any enrollment, election and other applicable requirements for participation.

(b)       Length of Service Crediting. Except to the extent otherwise required by any applicable Legal Requirement, RMT Partner shall, or shall cause the applicable member of the RMT Partner Group to, take commercially reasonable actions to recognize all service before the Effective Time of any Spinco Transferred Employee with any member of the Remainco Group or Spinco Group and with any predecessor employer (to the extent such predecessor employer service was taken into account under an applicable Remainco Benefit Arrangement or Spinco Benefit Arrangement and indicated on the final Spinco Employee Schedule as the Spinco Transferred Employee’s period of service) for all purposes (other than for purposes of benefit accruals under any defined benefit pension plan other than the Spinco Pension Plan). Notwithstanding the foregoing, except to the extent otherwise required by any applicable Legal Requirement, neither RMT Partner nor any member of the RMT Partner Group shall be required to recognize such service to the extent doing so would result in the duplication of benefits.

(c)       Without limiting the generality of the foregoing provisions of Section 3.5(a), (i) RMT Partner shall use commercially reasonable efforts to cause each Spinco Transferred Employee to be immediately eligible to participate, without any waiting time, in any and all RMT Partner Benefit Arrangements to the extent coverage under the RMT Partner Benefit Arrangement is provided by RMT Partner to similarly situated employees of the RMT Partner Group in the applicable jurisdiction as of the Effective Time, (ii) for purposes of each RMT Partner Benefit Arrangement that is a medical, dental or vision benefit plan, RMT Partner shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such RMT Partner Benefit Arrangement to be waived for each Spinco Transferred Employee and his or her covered dependents, and (iii) RMT Partner shall use commercially reasonable efforts to cause any eligible expenses incurred by each Spinco Transferred Employee and his or her covered dependents during the portion of the plan year of the Remainco Benefit Arrangement that is a medical benefit plan ending on the date such employee’s participation in the corresponding Remainco Benefit Arrangement ends to be taken into account under such RMT Partner Benefit Arrangement for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the RMT Partner Benefit Arrangement.

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Section 3.6        Paid Time Off.

(a)       Assumed Paid Time off Liabilities. Except to the extent prohibited by any applicable Legal Requirement, effective as of the Separation Effective Time, Spinco shall, or shall cause a member of the Spinco Group to, Assume all Liabilities for earned but unused paid time off (“PTO”) of the Spinco Transferred Employees through the Distribution Date. RMT Partner Group and Spinco Group will administer earned but unused PTO benefits for Spinco Transferred Employees in accordance with any applicable Spinco Labor Agreement and Legal Requirement.

(b)       Payment of Paid Time off Benefits Where Required by Legal Requirement. Notwithstanding anything to the contrary in this Agreement, where required by any applicable Legal Requirement or Spinco Labor Agreement, as soon as administratively practicable following the Distribution Date (and no later than the earliest date required by any applicable Legal Requirement), Remainco shall, or shall cause the applicable member of the Remainco Group to, pay out all earned but unused vacation benefits to each Spinco Transferred Employee entitled to be paid such benefits by reason of the occurrence of any of the Distributions, the Internal Restructuring, or the Merger.

Section 3.7         Cooperation. RMT Partner Group’s and Spinco Group’s obligations under this Article III are expressly conditioned upon Remainco, for a period of eighteen (18) months following the Distribution Date, using commercially reasonable efforts to provide to RMT Partner Group and Spinco Group and their respective agents and representatives all information reasonably necessary for RMT Partner Group and Spinco Group to comply with the obligations set forth in this Article III within a reasonable time following receipt of a reasonable written request from any member of RMT Partner Group, any member of Spinco Group or any of their respective agents or representatives.

Article IV
CASH AND EQUITY INCENTIVE COMPENSATION PLANS

Section 4.1         Cash Incentives. During the period beginning as of the date of this Agreement and extending until the Distribution Date, except as set forth on Schedule 4.1 to this Agreement, with respect to Spinco Employees, for all cash incentive programs with performance periods of one year or less (including annual bonuses for 2021) (“Cash Incentive Programs”), Remainco shall establish target incentive opportunities, performance metrics, and other terms and conditions (including timing of payment and conditions to be entitled to payment) in the ordinary course of business and consistent with past practice. To the extent payments are due under any such Cash Incentive Program prior to the Distribution Date, Remainco shall pay, or cause to be paid, amounts under such Cash Incentive Programs to Spinco Employees in the ordinary course of business and consistent with past practice. To the extent payments are not due under any such Cash Incentive Program prior to the Distribution Date, Spinco shall, or shall cause a member of the Spinco Group to, pay amounts due under such Cash Incentive Programs to Spinco Employees in the ordinary course of business and consistent with past practice.

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Section 4.2            Equity Awards.

(a)           Remainco Equity Awards. At or prior to the Separation Effective Time, Remainco and RMT Partner, the Remainco Board and the Board of Directors of RMT Partner (the “RMT Partner Board”), and the compensation committees of the Remainco Board and the RMT Partner Board, as applicable, shall adopt any resolutions to take all steps necessary to effectuate the treatment of the Remainco Equity Awards in accordance with the applicable Remainco Equity Plan and RMT Partner Equity Plan and award agreements, as follows:

(i)       Remainco Stock Options. Each Remainco Stock Option (or any portion thereof), whether or not vested, that is outstanding as of immediately prior to the Separation Effective Time and held by a Spinco Transferred Employee shall be converted as of the Effective Time into, or substituted with, an option to purchase shares of RMT Partner Common Stock (each such award, an “RMT Partner Stock Option”) pursuant to the terms of the RMT Partner Equity Plan, subject to terms and conditions from and after the Effective Time that are substantially similar to the terms and conditions applicable to the corresponding Remainco Stock Option, including vesting conditions, where applicable, immediately prior to the Separation Effective Time; provided, however, that from and after the Effective Time, (x) the number of shares of RMT Partner Common Stock subject to such RMT Partner Stock Option shall equal (A) the number of shares of Remainco Common Stock subject to the corresponding Remainco Stock Option immediately prior to the Separation Effective Time divided by (B) the RMT Partner Ratio, with any fractional share rounded down to the nearest whole share, (y) the per-share exercise price of such RMT Partner Stock Option shall equal (A) the per-share exercise price of the corresponding Remainco Stock Option immediately prior to the Separation Effective Time multiplied by (B) the RMT Partner Ratio, rounded up to the nearest whole cent, and (z) with respect to each such RMT Partner Stock Option, “change of control” shall have the meaning set forth in the RMT Partner Equity Plan (i.e., a “change of control” of RMT Partner rather than Remainco); provided, however, that the exercise price and the number of shares of RMT Partner Common Stock purchasable pursuant to such RMT Partner Stock Options shall be determined in a manner consistent with the requirements of Section 409A of the Code.

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(ii)       Remainco Phantom Stock Options. Each Remainco Phantom Stock Option (or any portion thereof), whether or not vested, that is outstanding as of immediately prior to the Separation Effective Time and held by a Spinco Transferred Employee shall be converted as of the Effective Time into, or substituted with, an option to receive cash based on a number of shares of RMT Partner Common Stock (each such award, an “RMT Partner Phantom Stock Option”) pursuant to the terms of the RMT Partner Equity Plan, subject to terms and conditions from and after the Effective Time that are substantially similar to the terms and conditions applicable to the corresponding Remainco Phantom Stock Option, including vesting conditions, where applicable, immediately prior to the Separation Effective Time; provided, however, that from and after the Effective Time, (x) the number of shares of RMT Partner Common Stock subject to such RMT Partner Phantom Stock Option shall equal (A) the number of shares of Remainco Common Stock subject to the corresponding Remainco Phantom Stock Option immediately prior to the Separation Effective Time divided by (B) the RMT Partner Ratio, with any fractional share rounded down to the nearest whole share, (y) the per-share exercise price of such RMT Partner Phantom Stock Option shall equal (A) the per-share exercise price of the corresponding Remainco Phantom Stock Option immediately prior to the Separation Effective Time multiplied by (B) the RMT Partner Ratio, rounded up to the nearest whole cent, and (z) with respect to each such RMT Partner Phantom Stock Option, “change of control” shall have the meaning set forth in the RMT Partner Equity Plan (i.e., a “change of control” of RMT Partner rather than Remainco).

(iii)       Remainco RSUs. Each Remainco RSU held by a Spinco Transferred Employee immediately prior to the Separation Effective Time shall be converted into, or substituted with, an award of a number of RMT Partner restricted stock units (each, an “RMT Partner RSU”) determined by dividing the number of shares of Remainco Common Stock subject to each Remainco RSU by the RMT Partner Ratio. If the resulting product includes a fractional share, the number of shares of RMT Partner Common Stock subject to the RMT Partner RSU shall be rounded up to the nearest whole share. The RMT Partner RSUs shall be subject to substantially the same terms and conditions (including vesting terms) as in effect for the corresponding Remainco RSU immediately prior to the Separation Effective Time; provided, however, with respect to each such RMT Partner RSU, “change of control” shall have the meaning set forth in the RMT Partner Equity Plan (i.e., a “change of control” of RMT Partner rather than Remainco).

(iv)       Remainco PSUs. Each Remainco PSU held by a Spinco Transferred Employee immediately prior to the Separation Effective Time shall be converted into, or substituted with, a number of RMT Partner RSUs determined by dividing the number of shares of Remainco Common Stock subject to each Remainco PSU that would be issued if the applicable performance period ended on the Separation Effective Time (based on the actual level of performance through the Separation Effective Time, or such other level of performance deemed achieved, as determined in the sole discretion of the Remainco Board or compensation committee thereof) by the RMT Partner Ratio. If the resulting product includes a fractional share, the number of shares of RMT Partner Common Stock subject to the RMT Partner RSU shall be rounded up to the nearest whole share. The RMT Partner RSUs shall be subject to substantially the same terms and conditions (including time-based vesting terms but excluding any terms related to performance which will be fixed as of the Separation Effective Time) as in effect for the corresponding Remainco PSU immediately prior to the Separation Effective Time; provided, however, with respect to each such RMT Partner RSU, “change of control” shall have the meaning set forth in the RMT Partner Equity Plan (i.e., a “change of control” of RMT Partner rather than Remainco); provided further, however, that with respect to any Remainco PSU, the Remainco Board or its compensation committee may, in its sole discretion, accelerate the time-based vesting condition, in which case such Remainco PSU will be settled immediately prior to the Distributions in the form of Remainco Common Stock and shall not be converted into, or substituted with, RMT Partner RSUs.

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(b)       Adjustments to Substituted RMT Partner Incentive Awards. Notwithstanding anything to the contrary herein, if, following the Closing, in the good faith judgment of the RMT Partner Board or the compensation committee, an adjustment to the terms of the RMT Partner Stock Options, RMT Partner Phantom Stock Options and RMT Partner RSUs contemplated by Section 4.2(a) above (the “Substituted RMT Partner Incentive Awards”) in connection with the RMT Partner Special Dividend is necessary or advisable to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Substituted RMT Partner Incentive Awards, the RMT Partner Board or the compensation committee thereof shall adjust each of the Substituted RMT Partner Incentive Awards in such a manner so as to prevent dilution or enlargement of the benefits or potential benefits intended to be made available thereunder. All such adjustments and judgments in connection therewith shall be within the sole discretion of the RMT Partner Board or the compensation committee thereof.

(c)       Section 16(b) of the Exchange Act. By approving the adoption of this Agreement, the Remainco Board and the RMT Partner Board intend to exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, by reason of the application of Rule 16b-3 thereunder, all acquisitions and dispositions of equity incentive awards by directors and officers of each of Remainco and RMT Partner, and the Remainco Board and the RMT Partner Board also intend expressly to approve, in respect of any equity-based award, the use of any method for the payment of an exercise price and the satisfaction of any applicable Tax withholding (specifically including the actual or constructive tendering of shares in payment of an exercise price and the withholding of option shares from delivery in satisfaction of applicable Tax withholding requirements) to the extent that such method is permitted under the applicable RMT Partner Equity Plan, the Remainco Equity Plan, and any applicable award agreement.

(d)       Registration. Promptly following the Closing, RMT Partner shall file a registration statement on Securities and Exchange Commission Form S-8 (or other available form) with respect to the shares of RMT Partner Common Stock authorized for issuance from and after the Closing under RMT Partner Stock Options and (to the extent the settlement thereof requires registration under the Securities Exchange Act of 1933, as amended) RMT Partner RSUs, and RMT Partner shall use commercially reasonable efforts to maintain after the Closing effective registration statements with the Securities and Exchange Commission with respect to the exercise of such RMT Partner Stock Options and (to the extent the settlement thereof requires registration under the Securities Exchange Act of 1933, as amended) RMT Partner RSUs.

(e)       Tax Withholding. Upon the vesting, exercise or settlement, as applicable, of RMT Partner Stock Options, RMT Partner Phantom Stock Options and RMT Partner RSUs, RMT Partner and the holder of such award shall be responsible for ensuring the satisfaction of all applicable Tax payment and withholding requirements in respect thereof and for ensuring the collection and remittance of applicable Taxes to the applicable Governmental Body.

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(f)       Cooperation. Each Party acknowledges and agrees to use commercially reasonable efforts to cooperate with each other and with third-party providers to effect withholding and remittance of Taxes, as well as required Tax reporting, in a timely, efficient, and appropriate manner to further the purposes of this Article IV, and to administer all employee equity awards that are outstanding immediately following the Effective Time (including all such equity awards that are adjusted in accordance with this Article IV) to the extent consistent with this Agreement and applicable law, for a period of eighteen (18) months following the Closing Date.

Article V
U.S. Pension Plan

Section 5.1        Pension Plan Spinoff and Related Asset Transfer.

(a)       Prior to the Distribution Date, Remainco shall have caused a member of the Spinco Group to (1) adopt the Spinco Pension Plan, which shall have provisions that mirror the Remainco Pension Plan (other than with respect to provisions regarding sponsorship and administration which shall reflect the Distributions), and (2) adopt and enter into the Spinco Pension Trust, which shall have provisions that mirror the Remainco Pension Trust (other than with respect to provisions regarding sponsorship and administration which shall reflect the Distributions), in each case, which shall be subject to review by and approval of RMT Partner, which approval shall not be unreasonably withheld or delayed. Remainco shall provide the Spinco Pension Plan and the Spinco Pension Trust to RMT Partner at least sixty (60) days prior to the Distribution Date, and RMT Partner shall provide any comments to these documents in writing at least thirty (30) days prior to the Distribution Date.

(b)       Effective as of the Separation Effective Time, Remainco and Spinco shall take all action necessary to effectuate the transfer from the Remainco Pension Plan to the Spinco Pension Plan of all Liabilities of the Remainco Pension Plan for benefits accrued through the Distribution Date in respect of the Spinco Transferred Employees and Spinco Former Employees who are participants in the Remainco Pension Plan and all Spinco Transferred Employees’ and Spinco Former Employees’ surviving spouses or beneficiaries entitled to receive benefits under the Remainco Pension Plan immediately prior to the Distributions and in each case, who are listed on Schedule A of the Spinco Pension Plan (the “Spinco Pension Participants”) and all assets relating thereto (as described in paragraph (c) below), in a manner that satisfies Sections 401(a)(12), 411(d)(6) and 414(l) of the Code and Section 4044 of ERISA (the “Transferred Benefits”). Following such transfer, the Spinco Pension Participants shall no longer be eligible to participate in the Remainco Pension Plan, and none of the Remainco Group, any affiliate of the Remainco Group or the Remainco Pension Plan shall thereafter have any further responsibility for the Transferred Benefits, subject to any corrections, true ups or other actions, in each case, as set forth below. Such pension spinoff shall not affect the status of the Remainco Pension Plan and the Spinco Pension Plan as “frozen plans” with respect to future eligibility to participate and benefit accruals. Remainco shall retain sponsorship of, be responsible for the management and administration of, and be responsible for all Liabilities under the Remainco Pension Plan and the Remainco Pension Trust, and none of the Spinco Group, any affiliate of the Spinco Group or the Spinco Pension Plan shall have any Liability relating to the Remainco Pension Plan.

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(c)       Effective as of the Distribution Date, Remainco shall, or shall cause the applicable member of the Remainco Group to, cause (or shall have caused) the trustee of the Remainco Pension Trust to transfer to the trustee of the Spinco Pension Trust (i) ninety percent (90%) of a good faith estimate of the Section 414(l) Amount (as defined below) prior to or as soon as practicable after the Distribution Date (the “90% Amount”) (the specific date, the “Pension Transfer Date”), as adjusted to reflect investment experience in the Remainco Pension Plan during the period commencing on the Distribution Date and ending immediately prior to the Pension Transfer Date, and (ii) the remaining portion of the Section 414(l) Amount (the “True-Up Amount”) no later than thirty (30) days following the date on which the Section 414(l) Amount becomes conclusive, final and binding as described in Section 5.1(d) (the specific date, the “True-Up Date”); provided that all such transfers will be conducted in compliance with applicable law and with any applicable notice requirements to any Governmental Body. The True-Up Amount shall be adjusted from the Distribution Date to the True-Up Date to reflect investment experience in the Remainco Pension Plan, the Spinco Pension Plan’s allocable share of recordkeeping, administration and investment expenses, PBGC premiums, and any benefit distributions made to the Spinco Pension Participants. For this purpose, the “Section 414(l) Amount” means the amount of assets required to be transferred to the Spinco Pension Plan, based on the amount of Liabilities transferred to the Spinco Pension Plan from the Remainco Pension Plan on the Pension Transfer Date determined under the requirements of Section 414(l) of the Code and the regulations promulgated thereunder as if the Remainco Pension Plan had then terminated and its assets were allocated to plan participants in accordance with Section 4044 of ERISA based on the assumptions described in Treasury Regulation Section 1.414(l)-1(b)(5)(ii). For the avoidance of doubt, any amounts transferred from the trustee of the Remainco Pension Trust to the trustee of the Spinco Pension Trust prior to the Pension Transfer Date shall reduce the amount necessary to fund the 90% Amount on the Pension Transfer Date (e.g., if five percent (5%) of the good faith estimate of the Section 414(l) Amount was transferred prior to the Pension Transfer Date then only eighty-five percent (85%) more would need to be transferred on the Pension Transfer Date). Notwithstanding the foregoing, in the event that the True-Up Amount is a negative number, RMT Partner shall, or shall cause, the trustee of the Spinco Pension Trust to transfer to the trustee of the Remainco Pension Trust, an amount equal to such negative True-up Amount.

(d)       The Section 414(l) Amount, the determination of the 90% Amount and the True-Up Amount, and any applicable adjustments to any such amounts shall be determined by Willis Towers Watson, the enrolled actuaries for the Remainco Pension Plan (“WTW”). As soon as practicable after the determination of the 90% Amount (which shall be made based on a good faith estimate of the Section 414(l) Amount by WTW), and no later than ten (10) Business Days prior to the Pension Transfer Date, Remainco shall provide RMT Partner with documentation supporting the calculations underlying such determination for review and comment, and Remainco shall provide (or shall cause to be provided) an actuary designated by RMT Partner with information reasonably requested by RMT Partner or its agent or representative to also calculate the Section 414(l) Amount and the 90% Amount, and any applicable adjustments to either, and to verify that such calculations have been performed in a manner consistent with Section 414(l) of the Code, Section 208 of ERISA, Section 4044 of ERISA and this Agreement. As soon as practicable, but no later than ninety (90) days following the Distribution Date, Remainco or WTW shall provide RMT Partner’s actuary with Remainco’s finalized calculation of the Section 414(l) Amount and the information provided pursuant to the previous sentence, mutatis mutandis. Within forty-five (45) days following receipt by RMT Partner’s actuary of WTW’s calculation of the Section 414(l) Amount, any applicable adjustments and the information described in the preceding sentence, RMT Partner shall notify Remainco in writing if there is a good faith dispute between WTW and RMT Partner’s actuary as to the calculation of the Section 414(l) Amount or any of the applicable adjustments thereto. If RMT Partner does not notify Remainco of any such good faith dispute within such 45-day period, the determination of WTW shall become conclusive, final and binding. If any such dispute remains unresolved for thirty (30) days following Remainco’s receipt of such written notification from RMT Partner, Remainco and RMT Partner shall (in writing) jointly select and appoint a third actuary (the cost of which shall be borne equally by Remainco and RMT Partner), who shall make a final and binding determination of the Section 414(l) Amount and any applicable adjustments thereto in accordance with applicable Legal Requirement and this Agreement. Each of Remainco and RMT Partner shall be responsible for the cost of its own actuary and attorney’s fees.

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(e)       In the event that Remainco discovers individuals who should have been, but were not, properly designated in the Spinco Pension Plan as Spinco Pension Participants within the eighteen (18)-month period following the True-Up Date, Remainco shall cause the trustee of the Remainco Pension Trust to transfer sufficient assets to the trustee of the Spinco Pension Trust to fund the accrued benefits of such individuals under the Spinco Pension Plan and such individuals shall thereafter be Spinco Pension Participants. In the event that Remainco discovers individuals who should have been, but were not, properly designated in the Spinco Pension Plan as Spinco Pension Participants after the eighteen (18)-month anniversary of the True-Up Date, such individuals will thereafter remain participants in the Remainco Pension Plan. Remainco and WTW shall use commercially reasonable efforts to work with RMT Partner’s actuary in such a manner that will allow RMT Partner’s actuary to audit and confirm the accuracy of all underlying participant data used to determine the amount of the accrued benefit of each Spinco Pension Participant prior to the Distribution Date. To the extent the parties discover within eighteen (18) months after the date on which the final pension transfer amount is determined under this Agreement that an incorrect amount (either too much or too little) of assets has been transferred from the Remainco Pension Plan to the Spinco Pension Plan based on a mistake in the calculation of any Spinco Pension Participant’s benefit, the parties shall take all corrective action necessary to ensure that such assets have been properly transferred between the Remainco Pension Plan and the Spinco Pension Plan in accordance with ERISA and the Code.

(f)       The Parties agree to promptly provide such pertinent data or information as each other may reasonably require to implement the requirements of this Article V (including information required for purposes of RMT Partner’s actuary’s verification process described in Section 5.1(d) and verification of each Spinco Pension Participant’s accrued benefit as set forth in Section 5.1(e)). Remainco shall, or shall cause the administrator of the Remainco Pension Plan, to provide to RMT Partner’s actuary, no later than immediately prior to the Distribution Date in a format reasonably requested by RMT Partner’s actuary, all employment, service, and payroll data and all other information reasonably necessary to determine the accrued benefit of each Spinco Pension Participant under the Remainco Pension Plan that is to be transferred from the Remainco Pension Plan to the Spinco Pension Plan. The Parties shall cooperate and coordinate in (i) making all filings required under the Code and ERISA (including all reports required under ERISA Section 4043), (ii) responding to any inquiries from any Governmental Bodies relating to the spinoff or any filings related thereto, (iii) implementing all appropriate communications with Spinco Pension Participants with respect to the actions contemplated by this Article V, and (iv) transferring appropriate records. Each Party shall bear its own costs related to this Article V.

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(g)       All participant elections (including beneficiary designations, qualified domestic relations orders, or qualified medical child support orders) with respect to the participation of each Spinco Pension Participant in the Remainco Pension Plan shall be transferred to and be in full force and effect under the Spinco Pension Plan in accordance with the terms of such plan and to the extent permissible under such plan, until such elections are replaced or revoked by the Spinco Pension Participant who made such election.

Article VI
U.S. defined contribution plans

Section 6.1        U.S. Defined Contribution Plans.

(a)       Effective as of the Separation Effective Time, (i) the active participation of each US Spinco Transferred Employee who is a participant in the Remainco Retirement Plan shall automatically cease and no US Spinco Transferred Employee shall thereafter accrue any benefits under any such Remainco Retirement Plan and (ii) Remainco shall cause each such US Spinco Transferred Employee to become fully vested in such US Spinco Transferred Employee’s account balances under such Remainco Retirement Plan.

(b)       As of the Effective Time, RMT Partner shall cause, or shall cause the applicable member of the RMT Partner Group to cause, one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (any such plan, a “RMT Partner Retirement Plan”) to allow each US Spinco Transferred Employee to make a “direct rollover” to the RMT Partner Retirement Plan of the account balances of such Spinco Transferred Employee, including promissory notes evidencing any outstanding loans, under the Remainco Retirement Plan in which such US Spinco Transferred Employee participated prior to the Closing; provided that such Remainco Retirement Plan permits such a direct rollover and if such direct rollover is elected and permitted in accordance with applicable Legal Requirements by such US Spinco Transferred Employee.

Article VII
U.S. NON-QUALIFIED DEFERRED COMPENSATION PLANS

Section 7.1         U.S. Non-Qualified Deferred Compensation Plan. Remainco shall provide to RMT Partner, at the time Remainco provides the final Spinco Employee Schedule set forth in Section 2.1(a)(ii), a list of each Spinco Transferred Employee who participates in the Remainco Deferred Compensation Plan (each Spinco Transferred Employee who is a participant in the Remainco Deferred Compensation Plan immediately prior to the Distributions, a “Spinco DCP Participant”). On and after the Effective Time, RMT Partner shall, or shall cause the applicable member of the RMT Partner Group to, notify Remainco of the occurrence of (a) any payment event with respect to a Spinco DCP Participant under the Remainco Deferred Compensation Plan identified in such list of Spinco DCP Participants and (b) the “separation from service” under Section 409A of the Code of any Spinco DCP Participant, whether or not such separation from service is a payment event, in each case, as promptly as practicable but in no event later than thirty (30) days following such separation from service, and shall promptly provide to Remainco any other relevant information reasonably requested by Remainco in writing for purposes of administering the Remainco Deferred Compensation Plan with respect to the Spinco DCP Participants.

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Article VIII
U.S. Retiree Health, Dental and Life Benefits

Section 8.1        US Retiree Health, Dental and Life Benefits.

(a)       Prior to the Distribution Date, Remainco shall have caused a member of the Spinco Group to (1) adopt one or more Spinco Retiree Welfare Plans, which shall have provisions that mirror the Remainco Retiree Welfare Plans (other than with respect to provisions regarding sponsorship and administration which shall reflect the Distributions), and (2) adopt and enter into any insurance Contracts or policies with respect to any Spinco Retiree Welfare Plan, which shall have provisions that mirror the insurance Contracts and policies currently pertaining to the Remainco Retiree Welfare Plans (other than with respect to provisions regarding sponsorship and administration which shall reflect the Distributions), in each case, which shall be subject to review by and approval of RMT Partner, which approval shall not be unreasonably withheld or delayed. Remainco shall provide the Spinco Retiree Welfare Plans and any insurance Contracts or policies with respect to the Spinco Retiree Welfare Plans to RMT Partner at least sixty (60) days prior to the Distribution Date, and RMT Partner shall provide any comments to these documents in writing at least thirty (30) days prior to the Distribution Date.

(b)       As of the Distribution Date, Spinco shall, or shall cause a member of the Spinco Group to, Assume all Liabilities to provide benefits to Spinco Retiree Welfare Participants and their surviving spouses or beneficiaries receiving such coverage or benefits pursuant to the Remainco Retiree Welfare Plans as of immediately prior to the Distributions, and the Spinco Retiree Welfare Participants shall no longer be eligible to participate in the Remainco Retiree Welfare Plan, and none of the Remainco Group or the Remainco Retiree Welfare Plan shall thereafter have any further responsibility for such benefits. Remainco shall retain sponsorship of, be responsible for the management and administration of, and be responsible for all Liabilities under the Remainco Retiree Welfare Plan and any related insurance Contracts or policies, and none of the Spinco Group, any affiliate of the Spinco Group or the Spinco Retiree Welfare Plans shall have any Liability relating to the Remainco Retiree Welfare Plan.

(c)       The Parties agree to promptly provide such pertinent data or information as each other may reasonably require to implement the requirements of this Article VIII. The Parties shall cooperate in (i) implementing all appropriate communications with Spinco Retiree Welfare Participants with respect to the actions contemplated by this Article VIII, and (ii) transferring appropriate records. Each Party shall bear its own costs related to this Article VIII.

(d)       All participant elections with respect to the participation of each Spinco Retiree Welfare Participant in the Remainco Retiree Welfare Plan shall be transferred to and be in full force and effect under the Spinco Retiree Welfare Plan in accordance with the terms of such plan and to the extent permissible under such plan, until such elections are replaced or revoked by the Spinco Retiree Welfare Participant who made such election.

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Article IX
FLEXIBLE SPENDING ACCOUNTS

Section 9.1        Flexible Spending Accounts.

(a)       Effective on or prior to the Distribution Date, Remainco shall cause a member of Spinco Group to adopt a cafeteria plan intended to comply with Section 125 of the Code that includes a healthcare flexible spending account program and a dependent care flexible spending account program (the “Spinco FSA”) that is substantially similar to the Remainco FSA. RMT Partner shall, or shall cause a member of Spinco Group or RMT Partner Group, to maintain the Spinco FSA for the remainder of the calendar year in which the Effective Time occurs for each Spinco Transferred Employee who, in the portion of the calendar year on or prior to the Distribution Date, contributed to the Remainco FSA (the “FSA Participants”). During the period from the Effective Time until the last day of the plan year of the Remainco FSA that commenced immediately prior to the Effective Time, RMT Partner shall, or shall cause a member of Spinco Group or RMT Partner Group, to continue, the salary reduction elections made by the FSA Participants (adjusted, to the extent necessary, to take into account any changes to applicable premiums related to any RMT Partner Benefit Arrangements) and allow each FSA Participant to receive reimbursement from such participant’s flexible spending reimbursement account under the Spinco FSA on substantially the same terms and conditions as would have been applicable to such participant as if such FSA Participant were employed by Remainco Group following the Distribution Date during such period and continued to participate in the Remainco FSA. If the aggregate amount withheld from the FSA Participants’ compensation under the Remainco FSA for the plan year in which the Distribution Date occurs exceeds the aggregate amount of reimbursements paid to the FSA Participants prior to the Distribution Date under the Remainco FSA for such plan year, Remainco shall transfer (or cause to be transferred) to RMT Partner within forty-five (45) days after the Distribution Date a cash payment equal to such excess, if any. If the aggregate amount of reimbursements paid to the FSA Participants under the Remainco FSA prior to the Distribution Date for the plan year in which the Distribution Date occurs exceeds the aggregate amount withheld prior to the Distribution Date from FSA Participants’ compensation under the Remainco FSA for such plan year, RMT Partner shall transfer to Remainco within forty-five (45) days after the Distribution Date a cash payment equal to such excess, if any. Spinco shall Assume and be solely responsible for all claims for reimbursement by FSA Participants under the terms of the Spinco FSA, whether incurred prior to, on or after the Distribution Date, that have not been paid in full as of the Distribution Date, which claims shall be paid pursuant to and under the terms of the Spinco FSA.

(b)       RMT Partner Group and Spinco Group’s obligations under this Article IX are expressly conditioned upon Remainco providing to RMT Partner Group and Spinco Group and their respective agents and representatives all information reasonably necessary for RMT Partner Group and Spinco Group to comply with the obligations set forth in this Article IX within a reasonable time following receipt of a reasonable written request from any member of RMT Partner Group, any member of Spinco Group or any of their respective agents or representatives.

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Article X
MISCELLANEOUS

Section 10.1       Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement, the Merger Agreement, the Ancillary Agreements and the Confidentiality Agreement, including the exhibits and schedules hereto and thereto and the other agreements referred to herein and therein shall constitute the entire agreement and shall supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or electronic transmission shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 10.2       No Modifications. Nothing herein, express or implied, is intended or shall be construed to (i) constitute an amendment to any Benefit Arrangement, Remainco Benefit Arrangement, Spinco Benefit Arrangement, RMT Partner Benefit Arrangement or other compensation and benefits plan maintained for or provided to Spinco Employees or Spinco Former Employees or any other persons prior to or following the Closing Date or (ii) confer upon or give to any person (including, for the avoidance of doubt, any Spinco Employee, Spinco Former Employee or any other current or former employees, directors, or independent contractors of the Remainco Group or Spinco Group, or on or after the Closing, RMT Partner Group or any of their post-Closing affiliates), other than the parties hereto, any legal or equitable or other rights or remedies with respect to the matters provided for in this Agreement under or by reason of any provision of this Agreement. No Spinco Employees or Spinco Former Employees, including any beneficiary or dependent thereof, or any other person not a party to this Agreement, shall be entitled to assert any claim hereunder.

Section 10.3       Ancillary Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements.

Section 10.4       Relation to Other Documents. To the extent there is any inconsistency between this Agreement and the terms of another agreement pertaining to the Distributions or Merger (other than any Spinco Labor Agreement) that is the subject of this Agreement and such inconsistency (a) arises in connection with or as a result of employment with or the performance of services before or after the Distributions for any member of the Remainco Group, Spinco Group or RMT Partner Group and (b) relates to the allocation of Liabilities attributable to any Benefit Arrangement or the employment, service, termination of employment or termination of service of all present or former Remainco Employees, Spinco Employees, Spinco Former Employees or any of their dependents and beneficiaries (and any alternate payees in respect thereof) and other service providers (including any individual who is, or was or is determined to be an independent contractor, temporary employee, temporary service worker, consultant, freelancer, agency employee, leased employee, on-call worker, incidental worker, or non-payroll worker or in any other employment, non-employment, or retainer arrangement, or relationship with any member of the Remainco Group or the Spinco Group), the terms of this Agreement shall prevail.

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Section 10.5       Legal Requirements; Confidentiality Agreement. Nothing herein shall require the Remainco Group, the Spinco Group, or the RMT Partner Group to disclose any information if such disclosure would jeopardize any attorney-client privilege or contravene any applicable Legal Requirement or binding agreement entered into prior to the date of this Agreement; provided that the parties shall cooperate to disclose such information to the extent possible without jeopardizing such privilege or contravening such Legal Requirements or binding agreements. All information exchanged pursuant to this Agreement shall be subject to the Confidentiality Agreement.

Section 10.6       Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the U.S. return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier (such as Federal Express), two (2) Business Days after mailing; (c) if sent by facsimile transmission or e-mail before 5:00 p.m. Central Time, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission or e-mail after 5:00 p.m. Central Time and receipt is confirmed, on the following Business Day; or (e) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands and other communications are delivered to the physical address, e-mail address or facsimile number set forth below, or to such other address as any Party shall provide by like notice to the other Parties to this Agreement:

if to RMT Partner or Spinco (after the Separation Effective Time):

Regal Beloit Corporation
200 State Street
Beloit, WI 53511
Attention: Thomas E. Valentyn, Vice President, General Counsel and Secretary
Email: [Redacted]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
Attention: Scott R. Williams and Christopher R. Hale
Fax: (312) 853-7036
Email: swilliams@sidley.com and chale@sidley.com

if to Remainco or Spinco (prior to the Separation Effective Time):

Rexnord Corporation
511 W. Freshwater Way
Milwaukee, WI 53204
Attention: Patricia M. Whaley, Vice President, General Counsel & Secretary
Email: [Redacted]

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with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
Attention: R. Alec Dawson and Andrew L. Milano
Phone: (212) 309-7092
            (212) 309-6252
Fax:     (212) 309-6001
Email: alec.dawson@morganlewis.com
            andrew.milano@morganlewis.com

and

Richards, Layton & Finger, P.A.

920 North King Street

P.O. Box 551

Wilmington, DE 19801

Attention: Mark Gentile and Stephanie Norman

Phone: (302) 651-7722; (302) 651-7756

Email: gentile@rlf.com; norman@rlf.com

A copy of any notice from Remainco to Spinco, or from Spinco to Remainco, prior to the Separation Effective Time shall be provided to RMT Partner in accordance with the notice procedures set forth in this Section 10.6.

Section 10.7      Waiver.

(a)       No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that any Party would otherwise have.

(b)       No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and, in the case of waivers by Remainco or Spinco or any of their Subsidiaries, consented to in writing by RMT Partner; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

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Section 10.8       Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, except that a Party may assign any of its rights under this Agreement: (i) as collateral security to a creditor, (ii) to one of its Affiliates or (iii)(A) in connection with the sale of all or substantially all of its assets or (B) in the case of RMT Partner or Spinco in connection with the sale of substantially all of the assets of the Spinco Business or the business unit of which it is a part; provided, however, that in each case, no such assignment shall relieve such Party of any of its obligations. Any attempted assignment or delegation of this Agreement or any of such rights or obligations by any Party in violation of this Agreement without the prior written consent of the other Parties shall be void and of no effect.

Section 10.9       Termination. This Agreement shall terminate without further action at any time before the Separation Effective Time upon termination of the Merger Agreement. If so terminated, no Party shall have any Liability of any kind to any other Party or any other Person on account of this Agreement, except as provided in the Merger Agreement.

Section 10.10     Amendment. This Agreement may not be amended except by an instrument in writing signed by an authorized representative of each of the Parties.

Section 10.11     Subsidiaries. Each of the Parties shall cause to be performed, all actions, agreements and obligations set forth herein to be performed by any of its Subsidiaries (including Spinco and its Subsidiaries) with respect to (a) Remainco prior to the Separation Effective Time and (b) the RMT Partner following the Effective Time.

Section 10.12     Third-Party-Beneficiaries. This Agreement is solely for the benefit of the Parties and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.13     Governing Law; Jurisdiction; Specific Performance; Remedies. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any Legal Proceeding between any of the Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby: (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if under applicable Legal Requirements, the Court of Chancery does not have subject matter jurisdiction over such matter, in any federal court in the State of Delaware or, if under applicable Legal Requirements, neither such court has subject matter jurisdiction over such matter, in any other state court in the State of Delaware, and in each case any appellate court with jurisdiction therefrom (the “Chosen Courts”); (b) each of the Parties irrevocably waives the right to trial by jury; and (c) each of the Parties irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any claim (i) that it is not personally subject to the jurisdiction of the Chosen Courts as described herein for any reason; (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; and (iii) that (x) the claim, action, suit or other Legal Proceeding in any such court is brought in an inconvenient forum; (y) the venue of such claim, action, suit or other Legal Proceeding is improper; or (z) this Agreement, the Ancillary Agreements, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each of the Parties further agrees that, to the fullest extent permitted by applicable Legal Requirements, service of any process, summons, notice or document in accordance with the provisions of Section 10.6 will be effective service of process for any claim, action, suit or other Legal Proceeding in the Chosen Courts with respect to any matters to which it has submitted to jurisdiction as set forth in this paragraph. The Parties hereby agree that a final judgment in any such claim, suit, action or other Legal Proceeding will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance and injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without the requirement for the posting of any bond, this being in addition to any other remedy to which they are entitled at law or in equity. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

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Section 10.14     Severability. Any term or provision of this Agreement (or part thereof) that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision (or part thereof) in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement (or part thereof) is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision (or part thereof), to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision (or part thereof), and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision (or part thereof) with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 10.15     No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative recovery with respect to any matter arising out of the same facts and circumstances.

Section 10.16     Construction.

(a)        For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

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(b)       The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)       As used in this Agreement, unless otherwise specified, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)       As used in this Agreement, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e)       As used in this Agreement, the terms “or,” “any” or “either” are not exclusive.

(f)        Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Exhibits or Schedules to this Agreement.

(g)       As used in this Agreement, the terms “hereunder,” “hereof,” “hereto,” “herein” and words of similar import shall be deemed to refer to this Agreement as a whole and not to any particular Section or other provision.

(h)       The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i)        Unless the context requires otherwise, references in this Agreement to “Remainco” shall also be deemed to refer to the applicable member of the Remainco Group, references to “Spinco” shall also be deemed to refer to the applicable member of the Spinco Group, references to “RMT Partner” shall also be deemed to refer to the applicable member of the RMT Partner Group and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by Remainco, Spinco or RMT Partner shall be deemed to require Remainco, Spinco or RMT Partner, as the case may be, to cause the applicable members of the Remainco Group, the Spinco Group or the RMT Partner Group, respectively, to take, or refrain from taking, any such action. In the event of any inconsistency or conflict which may arise in the application or interpretation of any of the definitions set forth in Article I, for the purpose of determining what is and is not included in such definitions, any item explicitly included on a Schedule referred to in any such definition shall take priority over any provision of the text thereof.

[Signatures of the Parties on Next Page]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

REXNORD CORPORATION

By:	/s/ Todd A. Adams
Name:	Todd A. Adams
Title:	President and Chief Executive Officer

LAND NEWCO, INC.

By:	/s/ Todd A. Adams
Name:	Todd A. Adams
Title:	President

[Signature Page to Employee Matters Agreement]

REGAL BELOIT CORPORATION

By:	/s/ Louis V. Pinkham
Name:	Louis V. Pinkham
Title:	Chief Executive Officer

[Signature Page to Employee Matters Agreement]

Exhibit 10.4

Execution Version

INTELLECTUAL PROPERTY MATTERS AGREEMENT

This INTELLECTUAL PROPERTY MATTERS AGREEMENT (this “Agreement”) is entered into as of February 15, 2021 (the “Execution Date”), by and among Rexnord Corporation, a Delaware corporation (“Remainco”), Land Newco, Inc., a Delaware corporation and wholly owned indirect Subsidiary of Remainco (“Spinco”), and Regal Beloit Corporation, a Wisconsin corporation (“RMT Partner”), and, with the exception of Section 2(a)(iv) and Section 3(a) with respect to RBS, and with the exception of Section 2(c), will be effective as of the Separation Effective Time and is contingent on Closing (“Effective Date”).

WHEREAS, the Parties have entered into a Separation and Distribution Agreement dated as of February 15, 2021, by and between the Parties and the other parties listed on the signature pages therein (the “Separation Agreement”);

WHEREAS, Remainco, Spinco, RMT Partner and Merger Sub have entered into an Agreement and Plan of Merger dated as of February 15, 2021 (the “Merger Agreement”) under which Merger Sub will merge with and into Spinco immediately following the Distribution, on the terms and subject to the conditions set forth in the Merger Agreement;

Whereas, under the terms of the Separation Agreement, the Spinco Intellectual Property (defined below) has been allocated to Spinco and the Remainco Retained IP (defined below) has been allocated to Remainco;

Whereas, the Parties wish to effectuate the assignment of the Spinco Intellectual Property and other Intellectual Property (defined below), and to record the transfers of any registrations or applications thereof, as applicable, to the extent the ownership thereof has transferred from a member of the Remainco Group to a member of the Spinco Group, or vice versa, pursuant to this Agreement; and

Whereas, it is the intent of the Parties that Remainco license certain Intellectual Property to Spinco and that Spinco license certain Intellectual Property to Remainco, in each case subject to the terms and conditions hereof.

Now, Therefore, in consideration of the foregoing and the covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

1.            Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth below. Capitalized terms used, but not defined, in this Agreement shall have the meanings ascribed to such terms in the Separation Agreement, Merger Agreement or any other Ancillary Agreement.

(a)         “DiRXN” shall mean the digital enterprise initiative in existence as of the Separation Effective Time which is commonly referred to within the Spinco Business as “DiRXN”, which is a digital productivity platform based on the integration of Industrial Internet of Things (IIoT) and e-commerce technologies, including tools, products and services, and related data, documentation, and other materials for connecting customers to data and information that allows them to optimize productivity across all stages of their life cycles. The DiRXN digital enterprise initiative includes “smart tags”, sensors and related Software that permit digital support for products and real-time monitoring of product performance.

(b)         “DiRXN Assigned IP” shall mean all Intellectual Property related to DiRXN that is owned or licensed by any member of the Remainco Group that is not used exclusively in the Remainco Business.

(c)         “DiRXN Assigned Marks” shall mean all Trademarks that are owned by any member of the Remainco Group that include the word “DiRXN,” either alone or in combination with other words, letters, phrases or symbols, any abbreviation thereof or in combination with any logos, designs or stylizations.

(d)         “DiRXN Marks” shall mean all Trademarks that are owned by the Spinco Group immediately prior to the Separation Effective Time that include the word “DiRXN,” either alone or in combination with other words, letters, phrases or symbols, any abbreviation thereof or in combination with any logos, designs or stylizations.

(e)         “DiRXN-related Remainco IP” shall mean all Intellectual Property related to DiRXN and used exclusively in businesses operated by the Remainco Group prior to the Separation Effective Time excluding any DiRXN Assigned Marks.

(f)          “Intellectual Property” shall mean all U.S. and foreign intellectual property and intellectual property and rights analogous thereto of any kind or nature, including all: (i) trademarks, trade dress, service marks, certification marks, logos, slogans, design rights, names, brand names, corporate names, trade names, internet domain names, social media accounts/handles and addresses and other similar designations of source or origin, together with the goodwill associated with the use of and symbolized by any of the foregoing (collectively, “Trademarks”); (ii) patents and patent applications, industrial property rights, and any and all related national or international counterparts thereto, including any renewals, divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutions, and extensions thereof (collectively, “Patents”); (iii) copyrights, copyrightable subject matter, and works of authorship, whether copyrightable or not (collectively, “Copyrights”); (iv) trade secrets, and all other confidential or proprietary information, know-how, inventions (whether or not patentable), discoveries, improvements, processes, formulae (including product formulations), data, models, methodologies, inventor’s notes, specifications, designs, plans, proposals and technical data, business and marketing plans, market know-how and customer lists and information (collectively, “Know-How”); (v) computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof (collectively, “Software”); (vi) applications and registrations for the foregoing; (vii) rights, titles and interests in or relating to any of the foregoing, whether protected, created or arising under the laws of the U.S. or any foreign jurisdiction; (viii) royalties, fees, income, payments, and other proceeds now or hereafter due or payable with respect to any of the foregoing; and (ix) claims, causes of action, and remedies including claims for damages, restitution, and injunctive or other legal or equitable relief against past, present, and future infringement, misappropriation, or other violation relating to any of the foregoing.

(g)         “Party” shall mean any one of the parties hereto, and Parties shall mean all of the parties hereto.

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(h)         “Proprietary Information” shall mean information, content, and data in written, oral, electronic, computerized, digital or other tangible or intangible media, including (i) books and records, whether accounting, legal or otherwise, ledgers, studies, reports, surveys, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, marketing plans, personal information of customers (including prospects), including customer names and contact information, and employee files and information, technical information relating to the design, operation, testing, test results, development, and manufacture of any Party’s or its Group’s product or facilities (including product or facility specifications and documentation); engineering, design, and manufacturing drawings, diagrams, layouts, maps and illustrations; formulations and material specifications; laboratory studies and benchmark tests; quality assurance policies, procedures and specifications; evaluation and/validation studies; process control and/or shop-floor control strategy, logic or algorithms; databases; product costs, margins and pricing; as well as product marketing studies and strategies; all other methodologies, procedures, techniques, research, engineering, development and manufacturing; communications, correspondence, materials, product literature, artwork, files and documents; and (ii) financial and business information, including earnings reports and forecasts, macro-economic reports and forecasts, all cost information (including supplier records and lists), sales and pricing data, business plans, market evaluations, surveys, credit-related information, and other such information as may be needed for reasonable compliance with reporting, disclosure, filing or other requirements, including under applicable securities laws or regulations of securities exchanges.

(i)          “RBS” shall mean the Proprietary Information, Intellectual Property, and other materials commonly known within the Business as “Rexnord Business System” in existence as of the Separation Effective Time, which includes a set of proprietary tools, processes, methodologies, practices and concepts (including the 80/20 concept), and related training materials and videos that are designed to continuously improve business management and performance in the critical areas of quality, delivery, cost, innovation and growth.

(j)          “Remainco Retained IP” shall have the meaning in the Separation Agreement.

(k)         “Rexnord Domain Names” shall mean all internet domain names that contain “rexnord” or any variation or abbreviation thereof and any internet domain names confusingly similar thereto, including those set forth on Schedule A.

(l)          “Rexnord Marks” shall mean all Trademarks that are owned by the Remainco Group or Spinco Group as of immediately prior to the Separation Effective Time that include the word “REXNORD,” either alone or in combination with other words, letters, phrases or symbols, any abbreviations thereof, or in combination with any logos, designs or stylizations and any Trademarks confusingly similar thereto.

(m)        “Shared Third-Party Software” shall mean Software that is owned by a third party and that is licensed to a member of the Spinco Group or a member of the Remainco Group and that is used in both the Spinco Business and in businesses operated by the Remainco Group.

(n)         “Specified Rexnord Domains” shall mean rexnordcorporation.com, rexnordcorp.com and rexnordcorp.us.

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(o)         “Spinco Assigned IP” shall mean all Intellectual Property that is owned by Remainco or another member of the Remainco Group as of Separation Effective Time to the extent related to the Spinco Business, including the DiRXN Assigned IP, the DiRXN Assigned Marks, and that which is set forth on Schedule B.

(p)         “Spinco Copyrights” shall mean all Copyrights to the extent related to the Spinco Business, including the Copyrights set forth on Schedule 1.1(131)(viii) to the Separation Agreement.

(q)         “Spinco Domain Names” shall mean the internet domain names set forth on Schedule 1.1(131)(viii) to the Separation Agreement.

(r)          “Spinco Held IP” shall mean all Intellectual Property that is owned by a member of the Spinco Group as of Separation Effective Time to the extent related to the Spinco Business.

(s)         “Spinco Intellectual Property” shall mean the Spinco Copyrights, Spinco Domain Names, Spinco Know-How, Spinco Patents, Spinco Trademarks, and all other Intellectual Property to the extent related to the Spinco Business. For the avoidance of doubt, Spinco Intellectual Property includes both Spinco Held IP and Spinco Assigned IP.

(t)          “Spinco Know-How” shall mean all Know-How to the extent related to the Spinco Business, including the Know-How set forth on Schedule 1.1(131)(viii) to the Separation Agreement.

(u)         “Spinco Patents” shall mean the Patents owned by any member of the Remainco Group or the Spinco Group in each case that is related to the Spinco Business including those set forth on Schedule 1.1(131)(ix) to the Separation Agreement.

(v)         “Spinco Trademarks” shall mean all Trademarks that are related to the Spinco Business, including the Trademarks set forth on Schedule 1.1(131)(viii) to the Separation Agreement.

2.             INTELLECTUAL PROPERTY ASSIGNMENT AND RECORDATION

(a)           Assignments.

(i)          Remainco (on behalf of itself and the other members of the Remainco Group) hereby sells, transfers, conveys, assigns and delivers to Spinco, and Spinco hereby purchases, assumes and accepts from Remainco, all of Remainco’s right, title and interest in, to and under the Spinco Assigned IP, including without limitation, (A) all income, royalties, profits, and damages related thereto; (B) the right, if any, to register, prosecute, maintain and defend the Spinco Assigned IP before any public or private agency or registrar; (C) the right to bring actions, defend against or otherwise recover damages or other compensation for past, present or future infringements, dilutions, misappropriations, or other violations of the Spinco Assigned IP, including the right to sue and obtain equitable relief in respect of such infringements, dilutions, misappropriations and other violations; and (D) the right to fully and entirely stand in the place of Remainco in all matters related thereto.

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(ii)         Remainco (on behalf of itself and the other members of the Remainco Group) hereby transfers, conveys, assigns and delivers to Spinco, and Spinco hereby assumes and accepts from Remainco, all of Remainco’s right, title and interest in, to and under the Rexnord Marks and Rexnord Domain Names, including without limitation, (A) all income, royalties, profits, and damages related thereto; (B) the right, if any, to register, prosecute, maintain and defend the Rexnord Marks and Rexnord Domain Names before any public or private agency or registrar; (C) the right to bring actions, defend against or otherwise recover damages or other compensation for past, present or future infringements, dilutions, misappropriations, or other violations of the Rexnord Marks and Rexnord Domain Names, including the right to sue and obtain equitable relief in respect of such infringements, dilutions, misappropriations and other violations; and (D) the right to fully and entirely stand in the place of Remainco in all matters related thereto. The Rexnord Marks and the Rexnord Domain Names remain subject to the terms of Section 3(c)(ii).

(iii)        Remainco (on behalf of itself and the other members of the Remainco Group) hereby transfers, conveys, assigns and delivers to Spinco, and Spinco hereby assumes and accepts from Remainco, all of Remainco’s right, title and interest in, to and under the DiRXN Assigned IP, and, without limitation, (A) all income, royalties, profits, and damages related thereto; (B) the right, if any, to register, prosecute, maintain and defend the DiRXN Assigned IP before any public or private agency or registrar; (C) the right to bring actions, defend against or otherwise recover damages or other compensation for past, present or future infringements, dilutions, misappropriations, or other violations of the DiRXN Assigned IP, including the right to sue and obtain equitable relief in respect of such infringements, dilutions, misappropriations and other violations; and (D) the right to fully and entirely stand in the place of Remainco in all matters related thereto. The DiRXN Assigned IP remains subject to the terms of Section 3(b) and Section 3(c)(ii).

(iv)        Effective immediately prior to the date of the Spinco Contribution, Spinco (on behalf of itself and the other members of the Spinco Group) hereby transfers, conveys, assigns and delivers to Remainco, and Remainco hereby assumes and accepts from Spinco, all of Spinco’s right, title and interest in, to and under the RBS, including the all Intellectual Property rights therein, excluding the Rexnord Marks (“RBS Assigned Rights”), and, without limitation, (A) all income, royalties, profits, and damages related thereto; (B) the right, if any, to register, prosecute, maintain and defend the RBS Assigned Rights before any public or private agency or registrar; (C) the right to bring actions, defend against or otherwise recover damages or other compensation for past, present or future infringements, dilutions, misappropriations, or other violations of the RBS Assigned Rights, including the right to sue and obtain equitable relief in respect of such infringements, dilutions, misappropriations and other violations; and (D) the right to fully and entirely stand in the place of Spinco in all matters related thereto. The RBS Assigned Rights remain subject to the terms of Section 3(a), Section 3(c)(ii), and Section 3(c)(iii).

(v)         To the extent that (A) the ownership of any registrations or applications of Spinco Assigned IP have transferred from a member of the Remainco Group to a member of the Spinco Group pursuant to this Agreement, the Separation Agreement, the Merger Agreement or any other Ancillary Agreement or (B) the ownership of any registrations or applications of Remainco Retained IP or RBS Assigned Rights have transferred from a member of the Spinco Group to a member of the Remainco Group pursuant to this Agreement, the Separation Agreement, the Merger Agreement or any other Ancillary Agreement each of Remainco and Spinco shall, and shall cause their respective Group members (as applicable) to, execute Intellectual Property assignments in a form substantially similar to that attached as Schedule C (the “Patent Assignment Agreement”), Schedule D (the “Trademark Assignment Agreement”), Schedule E (the “the Copyright Assignment Agreement”) and Schedule F (the “Domain Name Assignment Agreement”), as well as such additional assignments as deemed appropriate or necessary under applicable Legal Requirements (collectively, the “Intellectual Property Assignment Agreements”) for recordation with the appropriate Governmental Body or as is otherwise necessary to evidence the assignment of such assets.

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(b)           Recordation / Security Interests. The relevant assignee Party shall have the sole responsibility, at its sole cost and expense, to file the Intellectual Property Assignment Agreements and any other forms or documents with the appropriate Governmental Bodies, and the relevant assignor Party hereby consents to such recordation and shall provide reasonable assistance requested by the relevant assignee Party related to such filings and recordations. Remainco shall have the sole responsibility, at its sole cost and expense, to obtain, cause to be obtained or properly record the release of any outstanding security interest attached to any Spinco Intellectual Property, and to take, or cause to be taken, all actions as Spinco may reasonably request Remainco to take in order to obtain, cause to be obtained or properly record such release with the appropriate Governmental Bodies. Remainco shall use reasonable efforts to file to record such releases against any applicable U.S. Patents, Trademarks or Copyrights with the United States Patent and Trademark Office and/or the U.S. Copyright Office, respectively, promptly after (but in no event more than ten (10) business days after) the Separation Effective Time. Remainco shall use reasonable efforts to file to record such releases outside the U.S., to the extent applicable and reasonably requested by Spinco, on a commercially reasonable time frame.

(c)           Corrective Filings. Commencing on the Execution Date and ending no later than six (6) months and fifteen (15) days after the Execution Date (the “Correction Period”), Remainco shall take, or cause to be taken, at its sole cost and expense, all actions that are reasonably necessary to update the records for Spinco Intellectual Property that is issued by, registered with, or applied for with the United States Patent and Trademark Office, the United States Copyright Office, or any analogous foreign intellectual property office (such Spinco Intellectual Property, the “Correctable IP”) in order to: (i) correct the owner of record for such Correctable IP so that the owner of record is a current member of Spinco Group ; (ii) remove any apparent co-owners of the Correctable IP that are not to Remainco’s knowledge actual co-owners of such Correctable IP; (iii) record any inventor assignments that have not been recorded with regard to any Patents in such Correctable IP; and (iv) correct any other issues with the records for such Correctable IP, including the release of security interests that are no longer in force, in each case of (i) through (iv), to the extent such can be corrected using commercially reasonable efforts, and, after the Separation Effective Time, only to the extent that the documents and information necessary to take such actions is in the possession or control of the Remainco Group or can be obtained using commercially reasonable efforts, and the Persons needed to sign any necessary documents are available to the Remainco Group or can be made available using commercially reasonable efforts. Within thirty (30) days following the Execution Date, Spinco shall provide Remainco with a list of Spinco Intellectual Property for which it requests Remainco to take the corrective actions described in this Section 2(c), and for each day beyond thirty (30) days following the Execution Date that Spinco fails to provide such list to Remainco, the Correction Period shall be extended day-for-day until such list is provided. Remainco shall have no liability for a failure of the United States Patent and Trademark Office, the United States Copyright Office, or any analogous foreign intellectual property office to take actions prior to the end of the Correction Period provided that Remainco has requested that such intellectual property office take such action prior to the end of the Correction Period. Nothing in this Section 2(c) shall obligate Remainco to take any action to correct any non-substantive or commercially immaterial defects with respect to the records of Spinco Intellectual Property, or to take any action to correct defects for which Spinco makes a request for correction more than sixty (60) days after the Execution Date, and the Parties will work together in good faith to resolve any disagreement regarding whether an error is non-substantive and immaterial.

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(d)          Further Action Regarding Intellectual Property Rights.

(i)           If, after the Separation Effective Time, Remainco or Spinco notifies the other Party of any Know-How or other Intellectual Property that is in the view of the Parties related to the Spinco Business in a manner similar to the Spinco Intellectual Property and was omitted from or not included on Schedule 1.1(131)(viii) or (xi) to the Separation Agreement or Schedule C, then the Parties shall promptly amend such schedule to include such item of Intellectual Property, and it shall be deemed Spinco Intellectual Property for purposes of this Agreement and assigned to the Spinco Group under Article 2, and Remainco shall take all reasonable actions, including by executing and recording any necessary documents, to effect such assignment.

(ii)          If, after the Separation Effective Time, Remainco or Spinco notifies the other Party of any Know-How or other Intellectual Property that in the view of the Parties is not related to the Spinco Business in a manner similar to the Spinco Intellectual Property and was included on Schedule 1.1(131)(ix) or (xi) to the Separation Agreement, Schedule C or was part of Spinco Held IP, then the Parties shall promptly amend such schedule to include or remove such item (as applicable), and it shall be deemed Remainco Retained IP for purposes of this Agreement and Spinco shall promptly take all reasonable actions, including by executing and recording any necessary documents, to effect such assignment.

(iii)         Any disputes among the Parties regarding matters covered by Section 2(d)(i) or Section 2(d)(ii) shall be handled pursuant to Article VII of the Separation Agreement.

3.            Intellectual Property Licenses

(a)          RBS License to Spinco. Subject to the terms and conditions of this Agreement, effective immediately prior to the date of the Spinco Contribution, Remainco hereby grants to the Spinco Group a worldwide, royalty-free, fully-paid-up, irrevocable, transferable (as permitted hereunder), non-exclusive, perpetual license to use, modify, enhance, improve, prepare derivative works of and sublicense the RBS for the business purposes of the Spinco Group and, after the Separation Effective Time, for the business purposes of the RMT Partner Companies. The foregoing license shall be sublicensable solely (i) to any Affiliate of Spinco Group (including, for the avoidance of doubt, any RMT Partner Company), and (ii) to their third party service providers engaged to support the business of the Spinco Group or, after the Separation Effective Time, the business of the RMT Partner Companies, that are subject to appropriate confidentiality and restricted use obligations, meaning such third party service providers shall not be permitted to further distribute, commercially use, or exploit the RBS that they have accessed through the Spinco Group. Remainco acknowledges and agrees that, as between Remainco and Spinco, Spinco shall own any improvements, enhancements and modifications to the RBS made by or on behalf of Spinco or its Affiliates, and all Intellectual Property rights therein. Spinco acknowledges and agrees that, subject to the license granted in this Section 3(a), Remainco is the owner of all right, title and interest in the RBS and Remainco shall retain the entire right, title and interest in and to any improvements, enhancements, modifications and derivative works made by or on behalf of Remainco or its Affiliates after the Separation Effective Time, and all Intellectual Property rights therein, which shall not be part of the license granted in this Section 3(a). Spinco shall keep any non-public Proprietary Information contained in the RBS strictly confidential except for disclosures to those who have a reasonable need to know in connection with their employment by or relationship to Spinco or one of its Affiliates and are subject to reasonable confidentiality obligations to Spinco or one of its Affiliates consistent with this Agreement. Spinco and Remainco shall reasonably cooperate on a case-by-case basis on enforcing and protecting Remainco’s Intellectual Property rights in the RBS to the extent Spinco’s cooperation is reasonably required in connection with such enforcement and protection. Notwithstanding anything to the contrary, and for the avoidance of doubt, the license granted in this Section 3(a) is transferrable to an Affiliate or to any successor or assignee of all or part of the business of any member of the Spinco Group or of any of its Affiliates.

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(b)           DiRXN License to Remainco. Subject to the terms and conditions of this Agreement, Spinco hereby grants to Remainco a worldwide, royalty-free, fully-paid-up, irrevocable, transferable, non-exclusive, perpetual license to use, modify, enhance, improve, prepare derivative works of and sublicense DiRXN for the business purposes of the Remainco Group and its successors and assigns. The foregoing license shall be sublicensable solely (i) to other members of the Remainco Group and (ii) to third parties, including end-user customers of Remainco Group, to the extent reasonably necessary to support the business of the Remainco Group, in each case subject to appropriate confidentiality and non-use obligations consistent with the terms of this Agreement. Spinco acknowledges and agrees that, as between Spinco and Remainco, Remainco shall own any improvements, enhancements, modifications and derivative works to DiRXN made by or on behalf of Remainco or its Affiliates, and all Intellectual Property rights therein. Remainco acknowledges and agrees that Spinco is the owner of all right, title and interest in DiRXN, except for the DiRXN-related Remainco IP. Spinco shall retain the entire right, title and interest in and to any improvements, enhancements and modifications to DiRXN made by Spinco or its Affiliates, and all Intellectual Property rights therein, which shall not be part of the license granted in this Section 3(b). Remainco shall keep any non-public Proprietary Information contained in DiRXN strictly confidential except for disclosures to those who have a reasonable need to know in connection with their employment by or relationship to Remainco and are subject to reasonable confidentiality obligations to Remainco consistent with this Agreement. Spinco and Remainco shall reasonably cooperate on a case-by-case basis on enforcing and protecting Spinco’s Intellectual Property rights in DiRXN to the extent Remainco’s cooperation is reasonably required in connection with such enforcement and protection. Notwithstanding anything to the contrary, and for the avoidance of doubt, the license granted in this Section 3(b) is transferrable to an Affiliate or to any successor or assignee of all or part of the business of any member of the Remainco Group or of any of its Affiliates.

(c)           Trademark Phase Out Licenses.

(i)          Remainco shall change, and shall cause its Affiliates to change, all of their respective corporate names to remove “Rexnord” and discontinue use of the Rexnord Domain Names, the Rexnord Marks, and the DiRXN Marks as promptly as possible following the Closing (as defined in the Separation Agreement).

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(ii)         Subject to its obligations under Section 3(c)(i) above and subject to Section 3(c)(iii) below, for a phase-out period, not to exceed twelve (12) months immediately following the Closing Date (the “Phase-Out Period”), Remainco and its Affiliates may continue to use the Rexnord Marks and DiRXN Marks in materially the same manner as used by Remainco and its Affiliates prior to the Closing Date. As promptly as possible following the Closing, but in no event after the end of the Phase-Out Period, Remainco and its Affiliates shall cease all use of the Rexnord Marks and the DiRXN Marks and shall have re-labelled, destroyed or exhausted all materials bearing or incorporating the Rexnord Marks and DiRXN Marks, including any signage, advertising, promotional materials, software, packaging, inventory, electronic materials, collateral goods, stationery, business cards, web sites, and other materials (“Materials”) bearing or incorporating such Trademarks, and have made all filings with any office, agency or body to effect the elimination of any use of the Rexnord Marks from the businesses of Remainco and its Affiliates, so as to bring Remainco and its Affiliates into compliance with Section 3(c)(i). Remainco and its Affiliates shall not seek to register in any jurisdiction any of the Rexnord Marks. Following the end of the Phase-Out Period, if Spinco discovers any incident of usage of the Rexnord Marks or DiRXN Marks by Remainco or its Affiliates in violation of this Section 3(c), then Spinco shall promptly notify Remainco of such incident of usage. Upon receipt of such notice, the Remainco shall or shall cause its Affiliates, as applicable, to promptly destroy or re-label the relevant materials incorporating the Rexnord Marks or DiRXN Marks.

(iii)        Notwithstanding Section 3(c)(i) and Section 3(c)(ii), Remainco shall not, at any time, be required to edit, re-do, re-label, destroy, obliterate or exhaust any Materials bearing or incorporating the Rexnord Marks, Rexnord Domain Names, or DiRXN Marks that were created prior to the Separation Effective Time and are either (A) outside of the Remainco Group’s control or (B) are used solely for the Remainco Group’s internal business purposes and are not made available to third parties other than those engaged to support the business of the Remainco Group that are subject to appropriate confidentiality and restricted use obligations, meaning such third party service providers shall not be permitted to further distribute, commercially use, or exploit the foregoing Materials they have accessed through the Remainco Group.

(d)           Shared Third-Party Software. For the avoidance of doubt, all matters regarding the allocation of Shared Third-Party Software are addressed in Section 2.2 of the Separation Agreement and in the Transition Services Agreement.

4.            Additional Intellectual Property Related Matters

(a)           Assignments and Licenses. The Parties acknowledge and agree that any assignment or license by a Party or any member of its Group of any of its Intellectual Property licensed to the other Party pursuant to Article 2 or Article 3 shall be subject to the rights and licenses granted to such other Party herein.

(b)           No Implied Licenses. Nothing contained in this Agreement shall be construed as conferring any rights (including the right to sublicense) by implication, estoppel or otherwise, under any Intellectual Property, other than as expressly granted in this Agreement, and all other rights under any Intellectual Property licensed to a Party or the members of its Group hereunder are expressly reserved by the Party granting the license. The Party receiving the license hereunder acknowledges and agrees that, as among the Parties, the Party (or the applicable member of its Group) granting the license is the sole and exclusive owner of the Intellectual Property so licensed.

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(c)           Technical Assistance. Except as expressly set forth in this Agreement, in the Separation Agreement, the Transition Services Agreement or any other mutually executed agreement among the Parties or any of the members of their respective Groups, neither Party nor any member of its Group shall be required to provide the other Party with any technical assistance or to furnish any other Party with, or obtain on their behalf, any Intellectual Property -related documents, materials or other information or technology.

(d)           Specified Rexnord Domains. The Parties shall negotiate in good faith and agree upon appropriate mechanisms to include as services to be provided by Spinco to Remainco under the Transition Services Agreement to inform visitors to the Specified Rexnord Domains of the separation of the Remainco Group and the Spinco Group and to assist such visitors to information on the Specified Rexnord Domains regarding the Remainco Group alternative domains used by the Remainco Group or the Spinco Group, as applicable, including, as agreed, posting of links, re-directions, or notifications.

5.            Limitation of Liability and Warranty Disclaimer

(a)           Limitation on Liability. Without limiting or modifying the Separation Agreement, the Merger Agreement or any of the other Ancillary Agreements, in no event shall Remainco, Spinco or any other member of either Group have any Liabilities pursuant to this Agreement for any lost profits or opportunity costs, or any special, punitive or consequential damages. (except in any such case to the extent assessed in connection with Remainco’s indemnity obligations under Section 5(c)).

(b)           Disclaimer of Representations and Warranties. Spinco (on behalf of itself and each other member of the Spinco Group) understands and agrees that, except as expressly set forth in this Agreement, and without limiting the provisions of the Separation Agreement, the Merger Agreement or any other Ancillary Agreement, Remainco is not representing or warranting in any way, including any implied warranties of merchantability, fitness for a particular purpose, title, registrability, allowability, enforceability or non-infringement, as to any Intellectual Property licensed hereunder, or any other matter concerning, any Intellectual Property licensed hereunder, or as to the absence of any defenses or rights of setoff or freedom from counterclaim with respect to any claim or other Intellectual Property of Remainco. Remainco (on behalf of itself and each other member of the Remainco Group), acknowledges and agrees that Spinco makes no representations or warranties whatsoever concerning any of the Intellectual Property licensed hereunder, including any of the warranties listed in the foregoing sentence. Except as may expressly be set forth herein, and without limiting the provisions of the Separation Agreement, the Merger Agreement or any other Ancillary Agreement, all licenses granted under this Agreement are licensed on an “as is,” “where is” basis.

(c)           Indemnification.

(i)          Remainco shall indemnify Spinco, its Affiliates and its and their respective officers, directors, employees, agents, and other representatives (each a “Spinco Indemnitee” and collectively, the “Spinco Indemnitees”) against, and defend and hold the Spinco Indemnitees harmless from any and all losses, damages, penalties, Liabilities, fines, costs and expenses (including reasonable attorneys’ fees), actually incurred or suffered by any Spinco Indemnitee which arise from a Legal Proceeding initiated or threatened by a third party (excluding any Affiliate of any Spinco Indemnitee) (each, a “Spinco Action”) to the extent resulting from the use of any of the Rexnord Marks, the DiRXN Marks, or the Rexnord Domain Names following the Separation Effective Time by any member of Remainco Group or any third party authorized by a member of Remainco Group or any modifications, enhancements, improvements or derivative works of DiRXN made by or on behalf of, or otherwise used by, a member of Remainco Group or a third party authorized by a member of Remainco Group following the Separation Effective Time. If any Spinco Action subject to indemnification hereunder shall be brought or threatened to be brought against any Spinco Indemnitee, the Spinco Indemnitee (or the relevant Party) shall, as soon as reasonably practicable notify Remainco in writing of such Spinco Action, and the circumstances thereof. The Spinco Indemnitee shall allow Remainco to undertake, conduct and control, through reputable independent counsel of its own choosing and at its sole cost and expense, the defense, appeal or settlement of any such Spinco Action for which it agrees to indemnify such Spinco Indemnitee; provided, that the Spinco Indemnitee shall be permitted to participate in the defense, appeal and settlement through counsel of its choosing of any such Spinco Action at its own cost and expense, and Remainco shall not compromise or settle any such Spinco Action without the prior written consent of the Spinco Indemnitee (which may be withheld in its reasonable discretion) if doing so would give rise to liability or any other obligations for Spinco or any Spinco Indemnitee.

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(ii)         Spinco shall indemnify Remainco, its Affiliates and its and their respective officers, directors, employees, agents, and other representatives (each a “Remainco Indemnitee” and collectively, the “Remainco Indemnitees”) against, and defend and hold the Remainco Indemnitees harmless from any and all losses, damages, penalties, Liabilities, fines, costs and expenses (including reasonable attorneys’ fees), actually incurred or suffered by any Remainco Indemnitee which arise from a Legal Proceeding initiated or threatened by a third party (excluding any Affiliate of any Remainco Indemnitee) (each, a “Remainco Action”) to the extent resulting from the use of any modifications, enhancements, improvements or derivative works of RBS made by or on behalf of, or otherwise used by, a member of Spinco Group or a third party authorized by a member of Spinco Group following the Separation Effective Time. If any Remainco Action subject to indemnification hereunder shall be brought or threatened to be brought against any Remainco Indemnitee, the Remainco Indemnitee (or the relevant Party) shall, as soon as reasonably practicable notify Spinco in writing of such Remainco Action, and the circumstances thereof. The Remainco Indemnitee shall allow Spinco to undertake, conduct and control, through reputable independent counsel of its own choosing and at its sole cost and expense, the defense, appeal or settlement of any such Remainco Action for which it agrees to indemnify such Remainco Indemnitee; provided, that the Remainco Indemnitee shall be permitted to participate in the defense, appeal and settlement through counsel of its choosing of any such Remainco Action at its own cost and expense, and Spinco shall not compromise or settle any such Remainco Action without the prior written consent of the Remainco Indemnitee (which may be withheld in its reasonable discretion) if doing so would give rise to liability or any other obligations for Remainco or any Remainco Indemnitee.

6.            Miscellaneous

(a)          Entire Agreement; Counterparts; Exchanged by Facsimile. This Agreement, the Separation Agreement, the Merger Agreement or any other Ancillary Agreement, including the exhibits and schedules of each of the foregoing shall constitute the entire agreement and shall supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or electronic transmission shall be sufficient to bind the Parties to the terms and conditions of this Agreement. In the event of a conflict between the terms of this Agreement and the terms of the Separation Agreement, the terms of this Agreement shall prevail.

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(b)          Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (i) if sent by registered or certified mail in the U.S. return receipt requested, upon receipt; (ii) if sent by nationally recognized overnight air courier (such as Federal Express), two (2) Business Days after mailing; (iii) if sent by facsimile transmission or e-mail before 5:00 p.m. Central Time, when transmitted and receipt is confirmed; (iv) if sent by facsimile transmission or e-mail after 5:00 p.m. Central Time and receipt is confirmed, on the following Business Day; or (v) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands and other communications are delivered to the physical address, e-mail address or facsimile number set forth below, or to such other address as any Party shall provide by like notice to the other Parties to this Agreement:

if to Spinco (after the Separation Effective Time) or RMT Partner:

Regal Beloit Corporation
200 State Street
Beloit, WI 53511
Attention: Thomas E. Valentyn, Vice President, General Counsel and Secretary
Email: [Redacted]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
Attention: Scott R. Williams and Christopher R. Hale
Fax: (312) 853-7036
Email: swilliams@sidley.com and chale@sidley.com

if to Spinco (prior to the Separation Effective Time) or Remainco:

Rexnord Corporation
511 W. Freshwater Way
Milwaukee, WI 53204
Attention: Patricia M. Whaley, Vice President, General Counsel & Secretary
Email: [Redacted]

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with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
Attention: Harry T. Robins, R. Alec Dawson and Andrew L. Milano
Phone:    (212) 309-6728

 (212) 309-7092
               (212) 309-6252
Fax:        (212) 309-6001
Email:    harry.robins@morganlewis.com

alec.dawson@morganlewis.com
               andrew.milano@morganlewis.com

and

Richards, Layton & Finger, P.A.

920 North King Street

P.O. Box 551

Wilmington, DE 19801

Attention: Mark Gentile and Stephanie Norman

Phone: (302) 651-7722; (302) 651-7756

Email: gentile@rlf.com; norman@rlf.com

A copy of any notice from Remainco to Spinco, or from Spinco to Remainco, prior to the Separation Effective Time shall be provided to RMT Partner in accordance with the notice procedures set forth in this Section 6(b).

(c)          Waiver.

(i)            No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that any Party would otherwise have.

(ii)           No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and, in the case of waivers by Remainco or Spinco or any of their subsidiaries, consented to in writing by RMT Partner; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

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(d)           Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, except that a Party may assign any of its rights under this Agreement: (i) as collateral security to a creditor, (ii) to one of its Affiliates or (iii)(A) in connection with the sale of all or substantially all of its assets or (B) in the case of RMT Partner or Spinco in connection with the sale of substantially all of the assets of the Spinco Business or the business unit of which it is a part; provided, however, that in each case, no such assignment shall relieve such Party of any of its obligations. Any attempted assignment or delegation of this Agreement or any of such rights or obligations by any Party in violation of this Agreement without the prior written consent of the other Parties shall be void and of no effect.

(e)           Amendment. This Agreement may not be amended except by an instrument in writing signed by an authorized Representative of each of the Parties.

(f)            Severability. Any term or provision of this Agreement (or part thereof) that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision (or part thereof) in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement (or part thereof) is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision (or part thereof), to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision (or part thereof), and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision (or part thereof) with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g)           Construction. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. As used in this Agreement, unless otherwise specified, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” As used in this Agreement, the terms “or,” “any” or “either” are not exclusive. Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Exhibits or Schedules to this Agreement. As used in this Agreement, the terms “hereunder,” “hereof,” “hereto,” “herein” and words of similar import shall be deemed to refer to this Agreement as a whole and not to any particular Section or other provision. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. Any payment to be made pursuant hereto shall be made in U.S. dollars and by wire transfer of immediately available funds. Unless the context requires otherwise, references in this Agreement to “Remainco” shall also be deemed to refer to the applicable member of the Remainco Group, references to “Spinco” shall also be deemed to refer to the applicable member of the Spinco Group and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by Remainco or Spinco shall be deemed to require Remainco or Spinco, as the case may be, to cause the applicable members of the Remainco Group or the Spinco Group, respectively, to take, or refrain from taking, any such action.

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(h)               Governing Law; Jurisdiction; Specific Performance; Remedies. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any Legal Proceeding between any of the Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if under applicable Legal Requirements, the Court of Chancery does not have subject matter jurisdiction over such matter, in any federal court in the State of Delaware or, if under applicable Legal Requirements, neither such court has subject matter jurisdiction over such matter, in any other state court in the State of Delaware, and in each case any appellate court with jurisdiction therefrom (the “Chosen Courts”); (ii) each of the Parties irrevocably waives the right to trial by jury; and (iii) each of the Parties irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any claim (1) that it is not personally subject to the jurisdiction of the Chosen Courts as described herein for any reason; (2) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; and (3) that (x) the claim, action, suit or other Legal Proceeding in any such court is brought in an inconvenient forum; (y) the venue of such claim, action, suit or other Legal Proceeding is improper; or (z) this Agreement, the Ancillary Agreements, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each of the Parties further agrees that, to the fullest extent permitted by applicable Legal Requirements, service of any process, summons, notice or document in accordance with the provisions of Section 6(b) will be effective service of process for any claim, action, suit or other Legal Proceeding in the Chosen Courts with respect to any matters to which it has submitted to jurisdiction as set forth in this paragraph. The Parties hereby agree that a final judgment in any such claim, suit, action or other Legal Proceeding will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance and injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without the requirement for the posting of any bond, this being in addition to any other remedy to which they are entitled at law or in equity. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

*        *         *

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the Execution Date.

REXNORD CORPORATION

By:	/s/ Todd A. Adams
Name: Todd A. Adams
Title: President and Chief Executive Officer

LAND NEWCO, INC.

By:	/s/ Todd A. Adams
Name: Todd A. Adams
Title: President

Signature Page to Intellectual Property Matters Agreement

REGAL BELOIT CORPORATION

By:	/s/ Louis V. Pinkham
Name: Louis V. Pinkham
Title: Chief Executive Officer

Signature Page to Intellectual Property Matters Agreement

Exhibit 10.5

Execution Version

REAL ESTATE MATTERS AGREEMENT

This Real Estate Matters Agreement (this “Agreement”) is entered into on February 15, 2021, by and among (i) Rexnord Corporation, a Delaware corporation (“Remainco”) (ii) Land Newco, Inc., a Delaware corporation and wholly owned indirect Subsidiary of Remainco (“Spinco”); and Regal Beloit Corporation, a Wisconsin corporation (“RMT Partner”) (each a “Party” and together, the “Parties”).

R E C I T A L S:

WHEREAS, a majority of the Owned Properties and Leased Properties are currently owned or leased by a member of the Spinco Group;

WHEREAS, in accordance with the Separation and Distribution Agreement dated as of the date hereof, by and among Remainco, Spinco and RMT Partner (the “Separation Agreement”), Remainco will cause the Asset Transferors to transfer to the respective Spinco Asset Transferee, certain assets owned or leased by the Asset Transferors that are not currently owned or leased by a member of the Spinco Group;

WHEREAS, in accordance with the Separation Agreement, Remainco will cause the Asset Transferees to transfer to the respective Remainco Asset Transferee, certain Remainco Retained Properties that are currently owned or leased by a member of the Spinco Group;

WHEREAS, the Parties desire to set forth certain agreements regarding real estate matters.

NOW, THEREFORE, in consideration of the foregoing, the covenants and agreements set forth below, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1            Definitions. The following terms, as used herein, shall have the meanings stated below. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Separation Agreement.

(a)          “Actual Completion Date” means, with respect to each Owned Property or Leased Property, the date upon which completion of the transfer, assignment and sublease of that Owned Property or Leased Property actually takes place in accordance with the terms and conditions of this Agreement.

(b)          “Excluded Personal Property” means that certain equipment, office equipment, trade fixtures, furniture and any other personal property located at each Owned Property or Leased Property which are tangible Remainco Retained Assets as contemplated in Section 2.15 of the Separation Agreement.

(c)          “Landlord” means the third-party landlord or sublandlord under a Lease, and its successors and assigns, and includes the holder of any other interest which is superior to the interest of the landlord or sublandlord under such Lease.

(d)          “Lease” means, in relation to each Leased Property, the leases or subleases under which the respective Asset Transferors hold such Leased Property and any other supplemental document completed prior to the Actual Completion Date (including, without limitation, any amendments).

(e)          “Lease Assignment Forms” means the forms of lease assignment reasonably agreed to by the Parties, acting in good faith.

(f)           “Lease Consents” means, as applicable all Consents required from the Landlord and/or other third parties under the Relevant Leases (including, without limitation, a waiver of a right to recapture the Leased Property, if applicable) to assign the Relevant Leases to an applicable Spinco Asset Transferee, or to sublease the Leased Property to an applicable Spinco Asset Transferee, or to enter into any of the other transactions contemplated by the Separation Agreement or this Agreement.

(g)          “Leased Properties” means those properties, other than Remanico Retained Properties, identified as “Leased Properties” on the Owned and Leased Properties Schedule, and all other properties primarily used in the Spinco Business as of the Distribution Date or at any time during the Measurement Period (as defined in the Merger Agreement) other than in the ordinary course of business, which properties are or were held pursuant to a Lease and will be or have been transferred by lease assignment to the applicable Spinco Asset Transferee prior to or as of the Distribution Date subject to obtaining the necessary Lease Consents.

(h)          “Owned and Leased Properties Schedule” means Schedule 1 attached hereto.

(i)           “Owned Properties” means those properties, other than Remanico Retained Properties, identified as “Owned Properties” on the Owned and Leased Properties Schedule, and all properties primarily used in the Spinco Business as of the Distribution Date or at any time during the Measurement Period (as defined in the Merger Agreement) other than in the ordinary course of business, which properties are owned by the respective Asset Transferors and will transfer or have been transferred by deed to the applicable Spinco Asset Transferee in fee prior to or as of the Distribution Date.

(j)           “Relevant Leases” means those Leases set forth on Schedule 2 attached here to and any other Lease with respect to which the Landlord’s and/or other third parties’ consent is required for (x) assignment to a Spinco Asset Transferee, as applicable, as contemplated by the Separation Agreement or hereunder, or (y) any of the other transactions contemplated by the Separation Agreement or this Agreement (including, without limitation, a sublease).

(k)          “Remainco Retained Properties” means each of those properties listed on Schedule 3 attached hereto which will not, and which are not intended to, be transferred, leased, subleased or licensed to Spinco in accordance with this Agreement.

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(l)           “Spinco Properties” means each of those properties listed on Schedule 4 attached hereto which are currently owned or leased by a member of the Spinco Group.

ARTICLE II
OWNED PROPERTY AND LEASED PROPERTY IN THE UNITED STATES

Section 2.1            Spinco Properties. The Spinco Properties are currently owned or leased by a member of the Spinco Group and do not require to be transferred or assigned pursuant to this Agreement.

Section 2.2            Owned Property. Remainco shall cause its applicable Asset Transferors to convey each of the Owned Properties (together with all improvements and fixtures thereon and all rights and easements appurtenant thereto) to the applicable Spinco Asset Transferees, as directed by RMT Partner, subject to the other provisions of this Agreement and the terms of the Separation Agreement. Such conveyance shall be completed on or before the Distribution Date.

Section 2.3            Leased Property. Remainco shall cause its applicable Asset Transferors to assign, and Spinco shall cause its applicable Spinco Asset Transferees to accept and assume, as directed by RMT Partner, the respective Asset Transferor’s valid leasehold interest in the Leased Properties, subject to the other provisions of this Agreement and the terms of the Separation Agreement. Such assignment shall be completed on or before the Distribution Date; provided if a Lease Consent is required but not obtained prior to the Distribution Date for any assignment, the assignment shall be completed as soon as practicable following the Distribution Date.

Section 2.4            Remainco Retained Properties. Remainco shall cause its applicable Asset Transferors to transfer or assign each of the Remainco Retained Properties (together with all improvements and fixtures thereon and all rights and easements appurtenant thereto) to an applicable Remainco Asset Transferee. Such conveyance shall be completed on or before the Distribution Date.

Section 2.5            Obtaining the Lease Consents.

(a)          Remainco confirms that, with respect to each Leased Property, to the extent required by the Relevant Lease, an application/request will be diligently made to the relevant Landlord for the Lease Consents required in accordance with the terms and conditions of the Relevant Lease with respect to the transactions contemplated by this Agreement and the Separation Agreement. Remainco shall be, and has at all times been, primarily responsible for requesting, negotiating and obtaining all Lease Consents. Remainco shall notify Spinco in writing on a weekly basis of the status of the Lease Consents and any issues arising therefrom.

(b)          Remainco shall use reasonable best efforts to obtain the Lease Consents, but Remainco shall not be required to commence judicial proceedings for a declaration that a Lease Consent has been unreasonably withheld, conditioned or delayed, nor shall Remainco be required to pay any consideration in excess of that required by the Relevant Lease to obtain the relevant Lease Consent.

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(c)          Spinco and RMT Partner will promptly satisfy the lawful requirements of the Landlord as set forth in the Relevant Lease, and will take all reasonable steps to assist Remainco in obtaining the Lease Consents, including those set forth in Section 2.11 of the Separation Agreement and including, without limitation:

(i)          if reasonably required by the Landlord, entering into an agreement with the relevant Landlord to observe and perform the tenant’s obligations contained in the Relevant Lease from and after the Distribution Date throughout the remainder of the term of the Relevant Lease, subject to any statutory limitations of such liability; and

(ii)         if reasonably required by the Landlord, providing a guarantee, surety or other commercially reasonable security (including, without limitation, a security deposit) for the obligations of applicable Spinco Asset Transferee, as tenant under the Relevant Lease, and otherwise taking all steps which are reasonably necessary and which it is capable of doing to meet the lawful requirements of the Landlord as set forth in the Relevant Lease so as to ensure that the Lease Consents are obtained.

(d)          RMT Partners agrees to accept assignment from Remainco of that certain Master Lease, with an effective date of February 19, 2019 (“Master Lease”) by and between Rexnord Corporation, as tenant, and 111 Michigan Partners LLC, as landlord, to an entity at the RMT Partner level that is consistent with the requirements in Section 11.1 of the Master Lease and/or provide a parent guaranty, if required.

Section 2.6            Occupancy.

(a)          In the event that the Actual Completion Date for any Owned Property or Leased Property does not occur on or before the Distribution Date, whether or not a member of the Spinco Group occupies the Leased Property or Owned Property, Spinco and RMT Partner shall, effective as of the Distribution Date, (i) pay Remainco or the applicable Asset Transferor all rents, service charges, insurance premiums, real estate taxes and other sums payable by Remainco or the respective Asset Transferor under any Relevant Lease or Owned Property, accruing after the Actual Completion Date, or Distribution Date, whichever is later, and (ii) indemnify, defend, protect and hold harmless Remainco and the applicable Asset Transferor from and against all losses, costs, claims, damages and liabilities arising on account of any breach of the Leases by Spinco or a member of the Spinco Group after the Actual Completion Date, or Distribution Date, whichever is later.

(b)          In the event that the Actual Completion Date for any Remainco Retained Property does not occur on or before the Distribution Date, whether or not a member of the Remainco Group occupies the Leased Property or Owned Property, Remainco shall (i) pay RMT Partner all rents, service charges, insurance premiums, real estate taxes and other sums payable by Remainco or the respective Asset Transferor under any Lease or Owned Property, (ii) observe, in all material respects, the tenant’s covenants, obligations and conditions contained in the Lease, and (iii) indemnify, defend, protect and hold harmless Spinco and RMT Partner from and against all losses, costs, claims, damages and liabilities arising on account of any breach of the Leases by Remainco or the applicable Asset Transferor, in each case arising on or prior to the Actual Completion Date, or Distribution Date, whichever is later.

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(c)          Remainco shall supply promptly to Spinco copies of all invoices, demands, notices and other communications received by Remainco or the applicable Asset Transferor or agents in connection with any of the matters for which Spinco may be liable to make any payment or perform any obligation pursuant to Section 2.6(a), and shall, at Spinco’s cost, (x) take any steps and pass on any objections which Spinco may have in connection with any such matters, provided Spinco has any audit right as set forth in the Lease; provided that the failure to so supply shall not relieve Remainco of its indemnification or reimbursement obligations hereunder, and (y) at the direction of Remainco, enforce the applicable Asset Transferor’s rights against the Landlord under the Relevant Lease; provided that the failure to so supply shall not relieve Spinco of its indemnification or reimbursement obligations hereunder. Spinco shall promptly supply to Remainco any notices, demands, invoices and other communications received by Spinco or a member of the Spinco Group or its agents from any Landlord while a member of the Spinco Group occupies any Leased Property without the relevant Lease Consent.

Section 2.7            Obligation to Complete. If, with respect to any Leased Property, at any time the relevant Lease Consent is lawfully, formally and unconditionally refused in writing, the Parties shall commence good faith negotiations and use commercially reasonable efforts to determine how to resolve based on the relative importance of the applicable Leased Property to the operations of the Spinco Business, including, without limitation, the size of the applicable Spinco Property, the number of employees at the applicable Spinco Property, the value of assets associated with the Spinco Property, the cost to relocate, and the potential risk and liability to each Party in the event any enforcement action is brought by the applicable Landlord. Such commercially reasonable efforts shall include assigning at the appropriate entity level, providing a parent guaranty if required by the applicable landlord, consideration of alternate structures to accommodate the needs of each Party and the allocation of the costs thereof, including entering into amendments of the size, term or other terms of the Relevant Lease and restructuring a proposed lease assignment to be a sublease, license or other similar agreement. If a sublease, license or other similar agreement is the agreed upon structure, Remainco shall apply to the relevant Landlord for consent to sublease or license all of the relevant Leased Property to the applicable Spinco Asset Transferee for the remainder of the Relevant Lease term less one (1) day at a rent equal to the rent from time to time under the Relevant Lease, but otherwise on substantially the same terms and conditions as the Relevant Lease. If Remainco makes such an election, until such time as the relevant Lease Consent is obtained and a sublease, license or other similar agreement is completed, the provisions of Section 2.5 will apply and, on the grant of the Lease Consent required for the Leased Property in question, the applicable Asset Transferor shall sublease or license to the applicable Spinco Asset Transferee the relevant Leased Property.

Section 2.8            Form of Transfer. To the extent required, the conveyance to the applicable Spinco Asset Transferees of each (i) Owned Property shall be in the form of a special or limited warranty deed, or its equivalent, in statutory form and in a form reasonably acceptable to RMT Partner, executed by the applicable Remainco Asset Transferor, (ii) Leased Property shall be in the form of the Lease Assignment Form executed by the applicable Remainco Asset Transferor and applicable Spinco Asset Transferee, (iii) Owned Property and Leased Property shall require transfer tax forms (state, local or municipal, as applicable) executed by the applicable Remainco Asset Transferor and applicable Spinco Asset Transferee, if required, (iv) Owned Property shall require a FIRPTA affidavit in a form reasonably acceptable to RMT Partner, executed by the applicable Remainco Asset Transferor, and (v) Owned Property and Leased Property shall require such other deliverables as may be required by the laws of the jurisdiction in which the Owned Property or Leased Property is located, executed by the applicable Remainco Asset Transferor and applicable Spinco Asset Transferee, if required.

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Section 2.9          Casualty; Lease Termination.

(a)          If, prior to the Actual Completion Date (but not after the Effective Time (as defined in the Merger Agreement)), there shall occur any physical damage to or destruction of, or similar loss of, any Owned Property or Leased Property (or any part thereof) (a “Casualty Loss”) or any condemnation or taking by eminent domain by a Governmental Body of any of such Owned Property or Leased Property (a “Condemnation Event”), then, in any such event, Remainco shall promptly notify RMT Partner, and: (i) Remainco shall use its reasonable best efforts to (A) replace or repair (as applicable) the Owned Property or Leased Property subject to such Casualty Loss and (B) replace the Owned Property or Leased Property that has been condemned or taken such that the operation of the Spinco Business can continue in all material respects in the ordinary course consistent with past practices; or (ii) if the conveyance or assignment is consummated pursuant to the terms and conditions of this Agreement notwithstanding such Casualty Loss or Condemnation Event, and if such damaged, destroyed or condemned or taken Owned Property or Leased Property has not been repaired or replaced as of the Effective Time (as defined in the Merger Agreement), then, without limiting Spinco’s or any member of the Spinco Group’s other rights hereunder, promptly after any casualty insurance proceeds, business interruption insurance proceeds or condemnation proceeds payable to Remainco or the applicable Remainco Asset Transferor with respect to such Casualty Loss or Condemnation Event have been actually collected, Remainco shall, or shall cause the applicable Remainco Asset Transferor to, pay to Spinco or the applicable Spinco Asset Transferee: (x) the aggregate amount, if any, of such casualty insurance proceeds described above actually paid to Remainco or the applicable Remainco Asset Transferor in connection with such Casualty Loss, as well as the amount of the deductible due under the applicable insurance policy; (y) the aggregate amount, if any, of such business interruption insurance proceeds described above actually paid to Remainco or the applicable Remainco Asset Transferor in connection with such Casualty Loss; and (z) the aggregate amount, if any, of such condemnation proceeds described above actually paid to Remainco or the applicable Remainco Asset Transferor in connection with such Condemnation Event. Remainco shall, and shall cause the applicable Remainco Asset Transferors to, use commercially reasonable efforts to collect amounts due (if any) under insurance policies or programs in respect of any Casualty Loss or as a result of a Condemnation Event. The amount of any insurance or condemnation proceeds actually paid to Remainco or the applicable Remainco Asset Transferor shall be included as a Spinco Asset, but shall not be counted toward Closing Working Capital and shall not be included as part of the Cash Payment or be distributable cash available to Remainco or any other member of the Remainco Group.

(b)          In addition, in the event that a Lease is terminated prior to the Distribution Date, (i) Remainco or the applicable Asset Transferor shall not be required to assign such Leased Property, (ii) Spinco or the applicable Spinco Asset Transferee shall not be required to accept an assignment, of such Leased Property and (iii) neither party shall have any further liability with respect to such Leased Property hereunder.

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Section 2.10        Fixtures and Fittings. The provisions of the Separation Agreement shall apply to any equipment, office equipment, trade fixtures, furniture and any other personal property located at each Owned Property or Leased Property (excluding any equipment, office equipment, trade fixtures, furniture and any other personal property owned by third parties), except for the applicable scheduled Excluded Personal Property.

Section 2.11        Costs. Remainco and Spinco shall share the actual costs and expenses equally incurred in connection with obtaining the Lease Consents for those Leases with respect to which the Landlord’s and/or other third parties’ consent is required for an assignment to a Spinco Asset Transferee, as applicable, as contemplated by the Separation Agreement or hereunder, including, without limitation, Landlord’s Consent fees and attorneys’ fees and any costs and expenses. Except as otherwise provided herein, Remainco and Spinco shall also share the actual costs and expenses equally in connection with the transfer of any Owned Property or Leased Property to a Spinco Asset Transferee pursuant to this Agreement, including escrow fees, recording fees, and any transfer taxes arising as a result of such transfers. Spinco shall be solely responsible for any title insurance premiums and survey costs.

ARTICLE III
OWNED PROPERTY AND LEASED PROPERTY OUTSIDE THE UNITED STATES

Section 3.1           Owned Property and Leased Property Outside the United States. With respect to each of the Owned Properties and Leased Properties located outside the United States listed on the Owned and Leased Property Schedule, Remainco and Spinco will use the appropriate form document reasonably agreed to by the Parties, translated into the local language, if customary under local practice, and modified to comply with local legal requirements to cause the appropriate transfers, assignments, subleases or licenses to occur. Such transfers, lease assignments, subleases and licenses shall, so far as the law in the jurisdiction in which such Owned Property or Leased Property is located permits, be on the same terms and conditions as provided in Article II and shall include such other deliveries (and the Parties shall comply with such other customary procedures and formalities) as may be required by the laws of the jurisdiction in which the Owned Property or Leased Property is located. In the event of a conflict between the terms of this Agreement and the terms of such local agreements, the terms of the local agreements shall prevail.

ARTICLE IV
MISCELLANEOUS

Section 4.1            Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement, the Merger Agreement, the Ancillary Agreements and the Confidentiality Agreement, including the exhibits and schedules hereto and thereto and the other agreements referred to herein and therein shall constitute the entire agreement and shall supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof. In the event of a conflict between the terms of this Agreement and the terms of the Separation Agreement, the terms of this Agreement shall prevail. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or electronic transmission shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

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Section 4.2            Survival. The covenants and agreements that by their terms are to be performed following the Separation Effective Time pursuant to this Agreement or any other Ancillary Agreement shall survive the Separation Effective Time in accordance with their terms, and all other covenants and agreements herein and therein shall terminate and shall not survive the Separation Effective Time.

Section 4.3            Expenses. Except as otherwise provided in this Agreement, the Merger Agreement or any Ancillary Agreement, (i) all fees and expenses incurred in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby or thereby shall be paid by the Party incurring such expenses, whether or not the transactions contemplated hereby or by the Merger Agreement are consummated and (ii) all out of pocket expenses and fees incurred but not paid prior to the Effective Time by or on behalf of the Spinco Group in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including fees payable to investment banks, accountants, consultants, and counsel, shall be deemed to be fees and expenses of Remainco and Assumed by Remainco.

Section 4.4            Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows:   i) if sent by registered or certified mail in the U.S. return receipt requested, upon receipt;  ii) if sent by nationally recognized overnight air courier (such as Federal Express), two (2) Business Days after mailing;  iii) if sent by facsimile transmission or e-mail before 5:00 p.m. Central Time, when transmitted and receipt is confirmed;  iv) if sent by facsimile transmission or e-mail after 5:00 p.m. Central Time and receipt is confirmed, on the following Business Day; or  v) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands and other communications are delivered to the physical address, e-mail address or facsimile number set forth below, or to such other address as any Party shall provide by like notice to the other Parties to this Agreement:

if to RMT Partner or Spinco (after the Separation Effective Time):

Regal Beloit Corporation
200 State Street
Beloit, WI 53511
Attention: Thomas E. Valentyn, Vice President, General Counsel and Secretary
Email: [Redacted]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
Attention:  Scott R. Williams and Christopher R. Hale
Fax:  (312) 853-7036
Email:  swilliams@sidley.com and chale@sidley.com

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if to Remainco or Spinco (prior to the Separation Effective Time):

Rexnord Corporation
511 W. Freshwater Way
Milwaukee, WI 53204
Attention: Patricia M. Whaley, Vice President, General Counsel & Secretary
Email: [Redacted]

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
Attention: R. Alec Dawson and Andrew L. Milano
Phone: (212) 309-7092
             (212) 309-6252
Fax:      (212) 309-6001
Email:  alec.dawson@morganlewis.com
            andrew.milano@morganlewis.com

and

Richards, Layton & Finger, P.A.
920 North King Street
P.O. Box 551
Wilmington, DE 19801
Attention: Mark Gentile and Stephanie Norman
Phone: (302) 651-7722; (302) 651-7756
Email: gentile@rlf.com; norman@rlf.com

A copy of any notice from Remainco to Spinco, or from Spinco to Remainco, prior to the Separation Effective Time shall be provided to RMT Partner in accordance with the notice procedures set forth in this Section 4.4.

Section 4.5            Waiver.

(a)           No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that any Party would otherwise have.

(b)           No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and, in the case of waivers by Remainco or Spinco or any of their Subsidiaries, consented to in writing by RMT Partner; and any waiver shall not be applicable or have any effect except in the specific instance in which it is given.

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Section 4.6            Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties except that a Party may assign any of its rights under this Agreement: (i) as collateral security to a creditor, (ii) to one of its Affiliates or (iii)(A) in connection with the sale of all or substantially all of its assets or (B) in the case of RMT Partner or Spinco in connection with the sale of substantially all of the assets of the Spinco Business or the business unit of which it is a part; provided, however, that in each case, no such assignment shall relieve such Party of any of its obligations. Any attempted assignment or delegation of this Agreement or any of such rights or obligations by any Party in violation of this Agreement without the prior written consent of the other Parties shall be void and of no effect.

Section 4.7            Termination. This Agreement shall terminate without further action at any time before the Separation Effective Time upon termination of the Merger Agreement. If so terminated, no Party shall have any Liability of any kind to any other Party or any other Person on account of this Agreement, except as provided in the Merger Agreement.

Section 4.8            Amendment. This Agreement may not be amended except by an instrument in writing signed by an authorized Representative of each of the Parties.

Section 4.9            Payment Terms.

(a)           Except as set forth in Article IV of the Separation Agreement or as otherwise expressly provided to the contrary in this Agreement or in any other Ancillary Agreement, any amount to be paid or reimbursed by a Party (and/or a member of such Party’s Group), on the one hand, to the other Party (and/or a member of such Party’s Group), on the other hand, under this Agreement shall be paid or reimbursed hereunder within 30 days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(b)          Without the consent of the Party receiving any payment under this Agreement specifying otherwise, all payments to be made by either Remainco or Spinco under this Agreement shall be made in U.S. dollars. Except as expressly provided herein, any amount which is not expressed in U.S. dollars shall be converted into U.S. dollars by using the exchange rate published on Bloomberg at 5:00 p.m. Central Time two days prior to the relevant date or in The Wall Street Journal on such date if not so published on Bloomberg. Except as expressly provided herein, in the event that any indemnification payment required to be made hereunder or under any other Ancillary Agreement may be denominated in a currency other than U.S. dollars, the amount of such payment shall be converted into U.S. Dollars on the date in which notice of the claim is given to the Indemnifying Party.

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Section 4.10        Subsidiaries. Each of the Parties shall cause to be performed, all actions, agreements and obligations set forth herein to be performed by any of its Subsidiaries (including Spinco and its Subsidiaries with respect to (i) Remainco prior to the Separation Effective Time and (ii) the RMT Partner following the Effective Time.

Section 4.11        Third-Party-Beneficiaries. Except (i) as provided in Article IV of the Separation Agreement relating to Indemnitees and for the release under Section 4.1 of the Separation Agreement of any Person provided therein, and (ii) as specifically provided in any Ancillary Agreement, this Agreement is solely for the benefit of the Parties and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 4.12        Exhibits and Schedules. The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Exhibits or Schedules constitutes an admission of any liability or obligation of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates to any third party, nor, with respect to any third party, an admission against the interests of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates. The inclusion of any item or liability or category of item or liability on any Exhibit or Schedule is made solely for purposes of allocating potential liabilities among the Parties and shall not be deemed as or construed to be an admission that any such liability exists.

Section 4.13        Governing Law; Jurisdiction; Specific Performance; Remedies. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof; provided, however, the Parties acknowledge that the conveyances, assignments, subleases and licenses will be governed by the law of the jurisdiction in which the Owned Property and Leased Property is located, as applicable. In any Legal Proceeding between any of the Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby: (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if under applicable Legal Requirements, the Court of Chancery does not have subject matter jurisdiction over such matter, in any federal court in the State of Delaware or, if under applicable Legal Requirements, neither such court has subject matter jurisdiction over such matter, in any other state court in the State of Delaware, and in each case any appellate court with jurisdiction therefrom (the “Chosen Courts”); (b) each of the Parties irrevocably waives the right to trial by jury; and (c) each of the Parties irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any claim (i) that it is not personally subject to the jurisdiction of the Chosen Courts as described herein for any reason; (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; and (iii) that (x) the claim, action, suit or other Legal Proceeding in any such court is brought in an inconvenient forum; (y) the venue of such claim, action, suit or other Legal Proceeding is improper; or (z) this Agreement, the Ancillary Agreements, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each of the Parties further agrees that, to the fullest extent permitted by applicable Legal Requirements, service of any process, summons, notice or document in accordance with the provisions of Section 4.4 will be effective service of process for any claim, action, suit or other Legal Proceeding in the Chosen Courts, with respect to any matters to which it has submitted to jurisdiction as set forth in this paragraph. The Parties hereby agree that a final judgment in any such claim, suit, action or other Legal Proceeding will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance and injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without the requirement for the posting of any bond, this being in addition to any other remedy to which they are entitled at law or in equity. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

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Section 4.14        Severability. Any term or provision of this Agreement (or part thereof) that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision (or part thereof) in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement (or part thereof) is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision (or part thereof), to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision (or part thereof), and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision (or part thereof) with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 4.15        No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative recovery with respect to any matter arising out of the same facts and circumstances (including with respect to any recoveries that may arise out of ARTICLE IV of the Separation Agreement).

Section 4.16        Construction.

(a)         For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)         The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

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(c)         As used in this Agreement, unless otherwise specified, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)         As used in this Agreement, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e)         As used in this Agreement, the terms “or,” “any” or “either” are not exclusive.

(f)          Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Exhibits or Schedules to this Agreement.

(g)         As used in this Agreement, the terms “hereunder,” “hereof,” “hereto,” “herein” and words of similar import shall be deemed to refer to this Agreement as a whole and not to any particular Section or other provision.

(h)         The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i)          Any payment to be made pursuant hereto shall be made in U.S. dollars and by wire transfer of immediately available funds.

(j)          Unless the context requires otherwise, references in this Agreement to “Remainco” shall also be deemed to refer to the applicable member of the Remainco Group, references to “Spinco” shall also be deemed to refer to the applicable member of the Spinco Group and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by Remainco or Spinco shall be deemed to require Remainco or Spinco, as the case may be, to cause the applicable members of the Remainco Group or the Spinco Group, respectively, to take, or refrain from taking, any such action. In the event of any inconsistency or conflict which may arise in the application or interpretation of any of the definitions set forth in Section 1.1, for the purpose of determining what is and is not included in such definitions, any item explicitly included on a Schedule referred to in any such definition shall take priority over any provision of the text thereof.

[signature page follows]

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IN WITNESS WHEREOF, each of the Parties hereto has caused this Real Estate Matters Agreement to be executed on its behalf by its officers thereunto duly authorized on the day and year first above written.

REXNORD CORPORATION

By:	/s/ Todd A. Adams
Name: Todd A. Adams
Title: President and Chief Executive Officer

LAND NEWCO, INC.

By:	/s/ Todd A. Adams
Name: Todd A. Adams
Title: President

[Signature Page to Real Estate Matters Agreement]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Real Estate Matters Agreement to be executed on its behalf by its officers thereunto duly authorized on the day and year first above written.

REGAL BELOIT CORPORATION

By:	/s/ Louis V. Pinkham
Name: Louis V. Pinkham
Title: Chief Executive Officer

[Signature Page to Real Estate Matters Agreement]

Exhibit 10.6

EXECUTION VERSION

BARCLAYS

745 Seventh Avenue

New York, New York 10019

CONFIDENTIAL

February 15, 2021

Regal Beloit Corporation

200 State Street

Beloit, Wisconsin 53511

Attention: Mary Fetch

Project Phoenix
$2,126,000,000 364-Day Bridge Facility
Commitment Letter

Ladies and Gentlemen:

Regal Beloit Corporation, a Wisconsin corporation (the “Borrower” or “you”), has advised Barclays Bank PLC (“Barclays” and, together with any Additional Commitment Parties (as defined below) the “Commitment Parties”, “we” or “us”) that you intend (a) to consummate the Transactions (as defined in Exhibit A attached hereto) and (b) in connection with the Transactions you intend to borrow up to $2,126,000,000 in aggregate principal amount of senior bridge loans under the 364-day senior unsecured bridge loan credit facility (the “Bridge Facility”) described in the Summary of Principal Terms and Conditions attached as Exhibit B hereto (the “Term Sheet”, and together with this commitment letter and the other exhibits hereto, collectively, this “Commitment Letter”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the exhibits attached hereto.

1.	Commitments and Engagements.

In connection with the foregoing, Barclays is pleased to advise you of its commitment to provide 100% of the aggregate principal amount of the Bridge Facility on the terms and subject only to the conditions set forth in this Commitment Letter; provided that the aggregate amount of commitments with respect to the Bridge Facility shall be reduced at any time after the date hereof as and to the extent set forth in the Term Sheet (under “Mandatory Prepayments and Reductions in Commitments” or “Voluntary Prepayments and Reductions in Commitments”) or the Bridge Facility Documentation, as applicable. The commitments and other obligations of each of Barclays and any other Commitment Party or Qualified Lender assuming a portion of the commitment in accordance herewith under this Commitment Letter are several and not joint.

2.	Titles and Roles.

It is agreed that Barclays will act as sole lead arranger and sole bookrunner for the Bridge Facility (in such capacities, the “Lead Arranger”) and (ii) Barclays will act as sole administrative agent for the Bridge Facility (in such capacity, the “Administrative Agent”). Barclays will have “left” placement in all marketing materials or other documentation used in connection with the Bridge Facility (and all associated rights). You may (in consultation with the Lead Arranger) confer to one or more banks or financial institutions (the “Additional Commitment Parties”) additional “agent-only” titles in respect of the Bridge Facility; provided that each such Additional Commitment Party or affiliates thereof (a) shall commit to providing a percentage of the aggregate principal amount of the Bridge Facility at least commensurate with the economics and fees awarded to such Additional Commitment Party and its affiliates, (b) shall assume a pro rata portion of Barclays’ commitment in respect of the Spinco Bridge Facility and (c) shall assume a pro rata portion of Barclays’ commitment in respect of the Bridge Facility by executing customary joinder documentation or an amendment to, or amendment and restatement of, this Commitment Letter and the Fee Letters or shall become a Lender under the Bridge Facility Documentation, as applicable, and Barclays’ commitment in respect of the Bridge Facility shall be permanently reduced by the amount of the commitments of such Additional Commitment Party. You and we agree that no other agents, co-agents, lead arrangers, joint bookrunners or managers will be appointed and no other titles will be awarded (in each case, other than as set forth above) and no compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letters (as defined below)) will be paid to any person for its commitment in respect of the Bridge Facility or acting as an agent in respect of the Bridge Facility or in connection with the arrangement and/or syndication of the Bridge Facility unless you and Barclays shall so agree.

3.	Syndication.

The Lead Arranger reserves the right, prior to and/or after the execution of the Bridge Facility Documentation, to syndicate the Bridge Facility to a group of financial institutions (together with the Commitment Parties, the “Lenders”) identified by the Lead Arranger that either (a) have been identified by you pursuant to the syndication strategy mutually agreed by us and you prior to the date hereof (such Lenders, the “Syndication Strategy Lenders”) or (b) (i) until the date that is 60 days after the date hereof, are acceptable to the Borrower in its sole discretion and (ii) following the date that is 60 days after the date hereof, if and for so long as a Successful Syndication (as defined in the Arranger Fee Letter) has not been achieved, are selected by the Lead Arranger in consultation with the Borrower; provided that in any event, the Lead Arranger agrees not to syndicate any of the commitments with respect to the Bridge Facility to (i) any financial institutions or other persons designated in writing by you to us prior to the date hereof (or affiliates of the foregoing that are either identified by you to the Lead Arranger in writing or readily identifiable on the basis of their name, other than any affiliate that is a bona fide diversified debt fund unless separately identified in writing under clause (b)(i)) or (ii) any of your or your subsidiaries’ competitors that is in the same or a similar line of business as you and your subsidiaries designated in writing by you from time to time (or affiliates of such competitors that are either identified by you to the Lead Arranger in writing or readily identifiable on the basis of their name, other than any affiliate that is a bona fide diversified debt fund unless separately identified in writing under clause (b)(i)) (collectively, “Disqualified Lenders”); provided that any update to the list of Disqualified Lenders shall not apply retroactively to disqualify any parties that have previously acquired, or entered into a binding agreement to acquire, an assignment or participation interest in the Bridge Facility with respect to such previously acquired assignment or participation interest. Barclays’ commitment hereunder shall be reduced dollar-for-dollar as and when commitments for the Bridge Facility are received from Lenders selected in accordance with this Section 3, to the extent such Lenders are Qualified Lenders (as defined below) and become party to the Bridge Facility Documentation (including pursuant to an assignment and assumption agreement executed pursuant to the Bridge Facility Documentation) or otherwise party to this Commitment Letter pursuant to joinder documentation or an amendment to, or amendment and restatement of, this Commitment Letter pursuant to documentation reasonably satisfactory to Barclays and you (in each case, which you agree to execute promptly upon Barclays’ request). Notwithstanding the foregoing, in no event will the commitments of the Commitment Parties hereunder be reduced prior to the initial funding of the Bridge Facility as the result of the Lead Arranger’s receipt of commitments from Lenders that are not Qualified Lenders (as defined below). To that end, unless agreed in writing by you, (a) no Commitment Party shall be relieved, released or novated from its obligations hereunder (including, but not limited to, its obligation to fund its commitment hereunder on the Closing Date) in connection with any syndication, assignment or participation of the Bridge Facility to a person that is not a Qualified Lender, including its commitment in respect thereof, until after the funding under the Bridge Facility on the Closing Date has occurred and (b) other than in connection with any syndication, assignment or participation of the Bridge Facility to a person that is a Qualified Lender, each Commitment Party shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Bridge Facility, including all rights with respect to consents, waivers, modifications, supplements and amendments, until the Closing Date has occurred. As used herein, “Qualified Lender” means, collectively, (1) the Syndication Strategy Lenders and (2) any Lender having, upon first becoming party to this Commitment Letter or the applicable Bridge Facility Documentation as described above, a rating of its non-credit-enhanced, senior unsecured long-term debt by S&P (as defined below) and Moody’s (as defined below) of BBB- or Baa3 or better.

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The Lead Arranger intends to commence syndication efforts promptly upon the execution of this Commitment Letter by you and until the earlier of (x) the Closing Date and (y) the completion of a Successful Syndication (as defined in the Arranger Fee Letter) (such later date, the “Syndication Date”), you agree to, and (to the extent not prohibited by the Merger Agreement as in effect on the date of your acceptance of this Commitment Letter (the “Signing Date”)) to use your commercially reasonable efforts to cause Parent and Spinco to, assist the Lead Arranger in completing a syndication that is reasonably satisfactory to us and you as soon thereafter as practicable. Such assistance shall include your using commercially reasonable efforts to (a) ensure that any syndication efforts benefit from your existing lending and investment banking relationships (and to the extent not prohibited by the Merger Agreement as in effect on the Signing Date, Parent’s and Spinco’s existing banking relationships), (b) facilitate direct contact (which, if you and we shall agree, may be a conference, video or electronic call) between senior management, non-legal representatives and advisors of you (and to the extent not prohibited by the Merger Agreement as in effect on the Signing Date, to ensure such contact between Parent’s and Spinco’s senior management, non-legal representatives and advisors), on the one hand, and the proposed Lenders, on the other hand, in all such cases at times and places mutually agreed upon, (c) to the extent requested by the Lead Arranger, assist (and to the extent not prohibited by the Merger Agreement as in effect on the Signing Date, use commercially reasonable efforts to cause Parent and Spinco to assist) in the preparation of a customary confidential information memorandum for the Bridge Facility and other customary marketing materials to be used in connection with the syndication, (d) host, with the Lead Arranger, a reasonable number of meetings (limited to one “bank meeting”, unless otherwise deemed necessary in the reasonable judgment of the Lead Arranger) of prospective Lenders (or, if you and we shall agree, a conference, video or electronic call in lieu thereof), at times and locations to be mutually agreed upon (and to the extent not prohibited by the Merger Agreement as in effect on the Signing Date, using your commercially reasonable efforts to cause representatives of Parent and Spinco to be available for such meetings), (e) procure, at your expense, public corporate credit or family ratings of the Borrower from each of Standard & Poor’s Financial Services LLC (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) and (f) ensure that there is no issuance, offering, placement, arrangement or syndication of any debt securities or syndicated or other bank financing or announcement thereof by or on behalf of you or your subsidiaries, and to the extent not prohibited by the Merger Agreement as in effect on the Signing Date, use commercially reasonable efforts to ensure that there is no issuance, offering, placement, arrangement or syndication of any debt securities or syndicated or other bank financing or announcement thereof by or on behalf of Spinco or its subsidiaries, in each case if such issuance, offering, placement, arrangement or syndication would reasonably be expected to materially impair the primary syndication of the Bridge Facility or the sale or placement of any senior notes issued to refinance or replace the Bridge Facility other than: (i) borrowings under the revolving credit facility under the Existing RMT Partner Credit Agreement; (ii) subsidiary financings through local facilities; (iii) ordinary course working capital facilities, capital leases, purchase money indebtedness and equipment financings; (iv) deferred purchase price obligations; (v) the arrangement, syndication and borrowing of the Spinco Bridge Facility and the Backstop Bridge Facility (each, as defined in Exhibit A hereto); and (vi) an increase in the principal amount of the commitments in respect of the revolving credit facility under the Existing RMT Partner Credit Agreement not to exceed $500,000,000). You further agree to reasonably cooperate with us with regard to immaterial changes reasonably requested by potential Lenders prior to the Successful Syndication of the Bridge Facility.

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The Lead Arranger will, in consultation with you (including as to the allocation of commitments), manage all aspects of the syndication of the Bridge Facility (in each case subject to the provisions set forth in this Commitment Letter and to your consent rights set forth in the second preceding paragraph), including decisions as to the selection of institutions to be approached (subject to your consent rights set forth in the second preceding paragraph and which may not be Disqualified Lenders) and when they will be approached, when their commitments will be accepted, which institutions will participate (which institutions shall be reasonably acceptable to you to the extent required pursuant to your consent rights set forth in the second preceding paragraph), the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist the Lead Arranger in its syndication efforts, you agree until completion of a Successful Syndication to promptly prepare and provide (and to the extent not prohibited by the Merger Agreement as in effect on the Signing Date, to use commercially reasonable efforts to cause Parent and Spinco to prepare and provide) to the Lead Arranger all reasonably available information with respect to you, Spinco and your its respective subsidiaries, the Transactions and the other transactions contemplated hereby, including customary financial information and projections (including financial estimates, budgets, forecasts and other forward-looking information, the “Projections”) relating to you and Spinco and your and its respective subsidiaries, and with respect to the Internal Restructuring (as defined in the Separation Agreement), the Distribution and the related transactions, in each case as the Lead Arranger may reasonably request in connection with the structuring, arrangement and syndication of the Bridge Facility. Notwithstanding anything to the contrary in the foregoing, the only Projections, financial statements and other financial information the delivery of which shall constitute a condition to the commitments of the Commitment Parties hereunder or the funding of the Bridge Facility on the Closing Date required to be provided to the Lead Arranger shall be the financial information required to be delivered pursuant to paragraphs 4 and 5 of Exhibit C attached hereto. For the avoidance of doubt, you will not be required to provide any information to the extent that the provision thereof would violate any attorney-client privilege, law, rule or regulation, or any obligation of confidentiality binding you or your affiliates or Parent, Spinco or their affiliates; provided that (i) you will use commercially reasonable efforts to inform us of the existence of such information to the extent permitted by law or contract and (ii) you will use commercially reasonable efforts to obtain required consents in order to provide such information.

Notwithstanding anything to the contrary herein (but without limiting your obligations to assist with syndication efforts as set forth herein), none of the foregoing, and neither the commencement nor the completion of the syndication of the Bridge Facility, shall constitute a condition to the commitments of the Commitment Parties hereunder or the funding of the Bridge Facility on the Closing Date.

You hereby represent and warrant (with respect to information or data relating to Spinco or its subsidiaries, the following representations and warranties shall be made solely to your knowledge) that (a) all written information and written data, other than the Projections and information of a general economic or general industry nature, in connection with the transactions contemplated hereby (the “Information”) that has been or will be made available to the Commitment Parties or prospective Lenders by you or by any of your representatives on your behalf in connection with the transactions contemplated hereby, taken as a whole, is or will be, when furnished, correct in all material respects and, taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements thereto from time to time) and (b) the Projections that have been or will be made available to the Commitment Parties or prospective Lenders by you or by any of your representatives on your behalf in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon assumptions that you believe to be reasonable at the time made and at the time the related Projections are made available to the Commitment Parties or prospective Lenders; it being understood that the Projections are as to future events, are not to be viewed as facts and the Projections (i) are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material and (ii) are not a guarantee of performance. You agree that if at any time prior to the later of (x) the Closing Date and (y) the Syndication Date, you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will (and with respect to any information or Projections of Spinco and its subsidiaries, use commercially reasonable efforts to) promptly supplement the Information and the Projections so that such representations will be correct in all material respects under those circumstances. Notwithstanding anything to the contrary herein, the accuracy of the foregoing representations shall not be a condition to our obligations hereunder or the funding of the Bridge Facility on the Closing Date. In arranging and syndicating the Bridge Facility, the Lead Arranger will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

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4.	Fee Letters.

As consideration for the commitments of the Commitment Parties hereunder and their respective agreements to perform the services described herein, you agree to pay (or cause to be paid) the fees set forth in the Term Sheet and in the Arranger Fee Letter dated the date hereof and delivered herewith with respect to the Bridge Facility (the “Arranger Fee Letter”) and in the Administrative Fee Letter dated the date hereof and delivered herewith with respect to the Bridge Facility (the “Administrative Fee Letter” and, together with the Arranger Fee Letter, the “Fee Letters”), in each case on the terms and subject to the conditions set forth therein. Once paid, such fees shall not be refundable under any circumstances, except as otherwise provided in the Fee Letters.

5.	Conditions.

Each Commitment Party’s commitments and agreements hereunder are subject solely to the conditions set forth in Exhibit C hereto (the “Specified Conditions”); it being understood that there are no conditions (implied or otherwise) to the commitments hereunder (including compliance with the terms of this Commitment Letter, the Fee Letter and the Bridge Facility Documentation) other than the Specified Conditions (and upon satisfaction or waiver by each of the Commitment Parties of the Specified Conditions, each party thereto will execute and deliver the Facility Documentation to which it is a party and the initial funding under the Bridge Facility shall occur). Notwithstanding anything contained in this Commitment Letter, the Fee Letters or the definitive documentation in respect of the Bridge Facility (the “Bridge Facility Documentation”) to the contrary, (a) the only representations the accuracy of which shall be a condition to availability of the Bridge Facility on the Closing Date shall be (i) such of the representations made by or on behalf of Parent and its subsidiaries (including Spinco) in the Merger Agreement as are material to the interests of the Lenders or the Commitment Parties, but only to the extent that (after giving effect to any applicable cure provisions) you or your affiliates have the right to terminate its or its subsidiaries’ obligations under the Merger Agreement or to decline to consummate the Merger as a result of a breach of such representations in the Merger Agreement (the “Merger Agreement Representations”) and (ii) the Specified Representations (as defined below) and (b) the terms of the Bridge Facility Documentation shall be in a form such that they do not impair availability of the Bridge Facility on the Closing Date if the Specified Conditions are satisfied. For purposes hereof, “Specified Representations” means the representations and warranties of the Borrower set forth in the Term Sheet relating to organization and powers, authorization of the Bridge Facility Documentation, due execution and delivery, binding effect and enforceability of the Bridge Facility Documentation and no contravention of organizational documents or any material debt instrument with respect to debt for borrowed money of Spinco or the Borrower or any of their respective subsidiaries in a principal or committed amount in excess of $100,000,000 after giving pro forma effect to the Transactions, in each case, as they relate to the entering into and performance of the Bridge Facility Documentation, margin regulations, Investment Company Act, solvency (as to the Borrower and its subsidiaries, taken as a whole, with solvency being determined in a manner consistent with Annex I to Exhibit C hereto), the PATRIOT Act, use of proceeds not violating the Foreign Corrupt Practices Act, laws applicable to sanctioned persons and other applicable sanctions, anti-corruption and bribery laws. The provisions of this Section 5, collectively, are referred to herein and in the Fee Letters as the “Funds Certain Provisions”.

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6.	Indemnification and Expenses; Limitation of Liability.

Indemnification and Expenses.

You agree (a) to indemnify and hold harmless each Commitment Party, each Lender and their respective affiliates and controlling persons and the respective partners, trustees, shareholders, officers, directors, employees, agents, advisors, members and representatives of each of the foregoing (each, an “Indemnified Person” and collectively, the “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, of any kind or nature whatsoever to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Fee Letters, the transactions contemplated hereby, the Bridge Facility, any related transaction or the syndication or use of proceeds from the Bridge Facility or any claim, litigation, investigation or proceeding, actual or threatened, relating to any of the foregoing (any of the foregoing, a “Proceeding”), regardless of whether initiated by you or any of your affiliates, any Indemnified Person or any third party and whether any such Indemnified Person is a party thereto, and to reimburse each such Indemnified Person within 30 days after written demand (together with reasonably detailed back-up documentation supporting such demand) for any reasonable and documented out-of-pocket legal expenses of one firm of counsel for all Indemnified Persons (taken as a whole) and, if necessary, one firm of local counsel in each appropriate jurisdiction, in each case for all Indemnified Parties (taken as a whole) (and, in the case of an actual or potential conflict of interest where the Indemnified Person affected by such conflict informs you of such conflict and thereafter retains its own counsel, of one additional firm of counsel for all such similarly affected Indemnified Persons taken as a whole), but no other third party advisors without your consent, or other reasonable and documented out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses (i) to the extent they have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person or any Related Person (as defined below) of such Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision), (ii) arising from a material breach of the obligations of such Indemnified Person or any Related Person of such Indemnified Person under this Commitment Letter, the Fee Letters or the Bridge Facility Documentation (as determined by a court of competent jurisdiction in a final and non-appealable decision) or (iii) arising out of, or in connection with, any Proceeding that does not involve an act or omission by you or any of your controlled affiliates and that is brought by an Indemnified Person against any other Indemnified Person (other than any Proceeding brought against any Commitment Party or the Lead Arranger solely in its capacity as, or in the fulfillment of its role as, an agent, the Lead Arranger or another similar role under the Bridge Facility, except to the extent the acts or omissions of such Commitment Party or the Lead Arranger are determined by a final, non-appealable judgment of a court of competent jurisdiction to have constituted the gross negligence or willful misconduct of such Commitment Party or Lead Arranger or any of its Related Persons in such capacity or in fulfilling such role), and (b) regardless of whether the Closing Date occurs, to reimburse the Commitment Parties from time to time for all reasonable and documented out-of-pocket expenses (including but not limited to syndication expenses, but limited, in the case of legal fees and expenses, to the reasonable and documented out-of-pocket legal fees and disbursements of one firm of counsel to the Commitment Parties (taken as a whole) identified in the Term Sheet and one firm of local counsel to the Commitment Parties (taken as a whole) in each appropriate jurisdiction (in any event excluding allocated costs of in-house counsel)), in each case, to the extent any such expenses were incurred in connection with the Bridge Facility and the preparation of this Commitment Letter, the Fee Letters and the Bridge Facility Documentation or the administration, amendment, modification or waiver thereof (collectively, the “Expenses”).

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Notwithstanding the above, (a) you shall not be liable for any settlement of any Proceedings effected without your consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent or if there is a final and non-appealable judgment for the plaintiff in any such Proceedings, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses by reason of such settlement or judgment as and to the extent required by the preceding paragraph and (b) each Indemnified Person shall be obligated to refund or return any and all amounts paid by you under the preceding paragraph to such Indemnified Person for any losses, claims, damages liabilities or expenses to the extent such Indemnified Person is not entitled to payment of such amounts in accordance with the terms hereof. No Indemnified Person shall, without your prior written consent (which shall not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment in any Proceeding referred to herein in respect of which indemnification is sought hereunder.

You shall not, without the prior written consent of any Indemnified Person (which consent shall not be unreasonably withheld, delayed or conditioned), effect any settlement of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (a) includes an unconditional release of such Indemnified Person from all liability arising out of such Proceedings and (b) does not include any statement as to, or any admission of, fault, culpability or wrongdoing by or on behalf of such Indemnified Person.

In case any Proceeding is instituted involving any Indemnified Person for which indemnification is to be sought hereunder by such Indemnified Person, then such Indemnified Person will promptly notify you, to the extent practicable, of the commencement of such Proceeding; provided that the failure so to notify you will not relieve you from any liability that you may have to such Indemnified Person pursuant to this Section 6 or from any liability that you may have to such Indemnified Person other than pursuant to this Section 6, except to the extent that you are materially prejudiced by such failure. Notwithstanding the above, following such notification, you may elect in writing to assume the defense of any such Proceeding brought by a third party, and, upon such election, you will not be liable for any legal costs subsequently incurred by such Indemnified Person (other than reasonable costs of investigation and providing evidence) in connection therewith, unless (i) you have failed to provide counsel reasonably satisfactory to such Indemnified Person in a timely manner, (ii) counsel provided by you reasonably determines its representation of such Indemnified Person would present it with a conflict of interest or (iii) the Indemnified Person reasonably determines that there are actual or potential conflicts of interest between you and the Indemnified Person, including situations in which there may be legal defenses available to it which are different from or in addition to those available to you. In connection with any one Proceeding, you will not be responsible for the fees and expenses of more than one law firm for all Indemnified Persons taken as whole plus additional conflicts and local counsel as provided herein.

Each Indemnified Person shall, in consultation with you, take all reasonable steps to mitigate any losses, claims, damages, liabilities and expenses and shall give (subject to confidentiality or legal restrictions) such information and assistance to you as you may reasonably request in connection with any Proceeding in connection with any losses, claims, damages, liabilities and expenses.

Your indemnity and reimbursement obligations hereunder will be in addition to any liability which you may otherwise have and will be binding upon any of your successors and assigns and inure to the benefit of successors and assigns of the Indemnified Persons.

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Limitation of Liability.

Notwithstanding any other provision of this Commitment Letter, (i) the Commitment Parties, the Lenders and their respective affiliates and controlling persons and the respective partners, trustees, shareholders, officers, directors, employees, agents, advisors, members and representatives of each of the foregoing (each, an “Specified Persons” and collectively, the “Specified Persons”) shall not be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems (including IntraLinks or SyndTrak Online), except, solely in the case of any Specified Person or any Related Person of such Specified Person, to the extent such damages have resulted from the willful misconduct, bad faith or gross negligence of such Specified Person or any Related Person of such Specified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision) and (ii) without in any way qualifying your other obligations hereunder (including with respect to your indemnification obligations above), neither (x) any Specified Person, nor (y) you (or any of your subsidiaries or affiliates) shall be liable for any indirect, special, punitive or consequential damages other than in respect of any such damages paid or required to be paid by an Specified Person to a third party as otherwise indemnified under this Section 6 in connection with your or its activities related to the Bridge Facility, the Commitment Letter or the Fee Letters.

For purposes hereof, a “Related Person” of an Indemnified Person or Specified Person means any of such Indemnified Person or Specified Person (in each case, including but not limited to in its capacities as an agent in respect of the Bridge Facility or the Lead Arranger or any Lender) and its affiliates and controlling persons and their respective partners, trustees, shareholders, officers, directors, employees, agents, advisors, members and representatives.

7.	Sharing of Information; Absence of Fiduciary Relationship.

You acknowledge that the Commitment Parties and their respective affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other persons in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Neither the Commitment Parties nor any of their affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with the performance by it of services for other persons, and neither the Commitment Parties nor any of their affiliates will furnish any such information to other persons. You also acknowledge that neither the Commitment Parties nor any of their affiliates have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by them from other persons.

As you know, each Commitment Party is a full service securities firm engaged, either directly or through its affiliates, in various activities, including securities trading, commodities trading, investment management, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, each Commitment Party and its affiliates may actively engage in commodities trading or trade the debt and equity securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of you and other companies which may be the subject of the arrangements contemplated by this Commitment Letter or with which you may have commercial or other relationships for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities. Each Commitment Party or its affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you or other companies which may be the subject of the arrangements contemplated by this Commitment Letter or with which you may have commercial or other relationships or engage in commodities trading with any thereof. With respect to any securities and/or financial instruments so held by any Commitment Party or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

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The Commitment Parties and their respective affiliates may have economic interests that conflict with your economic interests. You agree that the Commitment Parties will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or the Fee Letters or otherwise (unless separately agreed to in writing) will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Commitment Parties and you, your and their respective stockholders or your and their respective affiliates in respect of the financing contemplated hereby. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter and the Fee Letters are arm’s-length commercial transactions between the Commitment Parties, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such transaction each Commitment Party is acting solely as a principal and not as agents or fiduciaries of you, your management, stockholders, creditors or any other person, (iii) the Commitment Parties have not assumed an advisory or fiduciary responsibility or any other obligation in favor of you with respect to the financing contemplated hereby or the process leading thereto (irrespective of whether the Commitment Parties or any of their respective affiliates have advised or are currently advising you on other matters) except the obligations expressly set forth in this Commitment Letter and the Fee Letters and (iv) you have consulted your own legal and financial advisors to the extent you deemed appropriate. You agree that you will not assert any claim against any Commitment Party based on an alleged breach of fiduciary duty by the any Commitment Party in connection with this Commitment Letter and the financing transactions contemplated hereby. You further acknowledge and agree that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. Please note that the Commitment Parties and their respective affiliates do not provide tax, accounting or legal advice.

In addition, please note that Barclays Capital Inc. has been retained by the Borrower as financial advisor (in such capacity, the “Financial Advisor”) to the Borrower in connection with the Merger. You agree to such retention, and further agree not to assert any claim you might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor, and on the other hand, our and our affiliates’ relationships with you as described and referred to herein.

8.	Assignability; Amendments; Counterparts.

This Commitment Letter and the commitments hereunder shall not be assignable by any party hereto (other than as provided in Section 3 hereof) without the prior written consent of each other party hereto, not to be unreasonably withheld, delayed or conditioned (and any attempted assignment without such consent shall be null and void), are intended to be solely for the benefit of the parties hereto (and Indemnified Persons and Specified Persons to the extent expressly set forth herein), are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons and Specified Persons to the extent expressly set forth herein) and are not intended to create a fiduciary relationship among the parties hereto; provided that with respect to the commitments, any assignments shall be subject to the limitations set forth in Section 3 of this Commitment Letter entitled “Syndication”. Any and all obligations of, and services to be provided by, the Commitment Parties hereunder may be performed and any and all rights of the Commitment Parties hereunder may be exercised by or through any of their respective affiliates or branches in the United States; provided that with respect to the commitments, any assignments shall be subject to the limitations set forth in Section 3 of this Commitment Letter entitled “Syndication”. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the Commitment Parties and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or other electronic transmission (i.e., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart hereof. Any signature to this Commitment Letter or any amendment, extension or renewal thereof may be delivered by facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law. This Commitment Letter (including the exhibits hereto) and, together with the Fee Letters, (i) are the only agreements that have been entered into among the parties hereto with respect to the Bridge Facility and (ii) supersede all prior understandings, whether written or oral, among us with respect to the Bridge Facility and set forth the entire understanding of the parties hereto with respect thereto.

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9.	Governing Law; Waiver of Jury Trial.

THIS COMMITMENT LETTER AND THE RIGHTS AND DUTIES OF THE PARTIES HEREUNDER AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK; PROVIDED, THAT, NOTWITHSTANDING THE FOREGOING, IT IS UNDERSTOOD AND AGREED THAT (A) THE INTERPRETATION OF THE DEFINITION “SPINCO MATERIAL ADVERSE EFFECT” (AND WHETHER OR NOT A SPINCO MATERIAL ADVERSE EFFECT HAS OCCURRED), (B) THE DETERMINATION OF THE ACCURACY OF ANY MERGER AGREEMENT REPRESENTATION AND WHETHER AS A RESULT OF ANY INACCURACY THEREOF YOU OR YOUR APPLICABLE AFFILIATE HAVE THE RIGHT TO TERMINATE YOUR (OR ITS) OBLIGATIONS UNDER THE MERGER AGREEMENT OR TO DECLINE TO CONSUMMATE THE MERGER AND (C) THE DETERMINATION OF WHETHER THE MERGER HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT AND, IN ANY CASE, CLAIMS OR DISPUTES ARISING OUT OF ANY SUCH INTERPRETATION OR DETERMINATION OR ANY ASPECT THEREOF, IN EACH CASE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF DELAWARE.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (or if such court lacks subject matter jurisdiction, the Supreme Court of the State of New York sitting in the Borough of Manhattan), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letters or the financing transactions contemplated hereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such federal or state court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letters or the transactions contemplated hereby in any such federal or New York State court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

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10.	Confidentiality.

This Commitment Letter is entered into on the understanding that none of the Fee Letters and their terms or substance, or this Commitment Letter and its terms or substance, shall be disclosed, directly or indirectly, to any other person or entity (including other lenders, underwriters, placement agents, advisors or any similar persons) except (a) to your affiliates and your and their respective officers, directors, employees, partners, equity holders, members, stockholders, controlling persons, attorneys, accountants and advisors on a confidential basis, (b) if the Commitment Parties consent to such proposed disclosure (such consent not to be unreasonably withheld, delayed or conditioned) or (c) pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or legal process or, to the extent requested or required by governmental and/or regulatory authorities (in which case, to the extent permitted by law, you agree to use commercially reasonable efforts to inform us promptly thereof); provided that (i) you may disclose this Commitment Letter, and the contents hereof, to potential arrangers, agents, co-agents, equity investors, and lenders or participants or prospective lenders or participants and their respective officers, directors, employees, attorneys, accountants and advisors and to ratings agencies, (ii) you may disclose the summary terms of the Bridge Facility, the existence thereof and the aggregate fee amounts contained in the Fee Letters as part of projections, pro forma information and generic disclosure of aggregate sources and uses related to fee amounts to the extent customary or required in marketing materials (including those relating to the Spinco Bridge Facility, the Backstop Bridge Facility and the Backstop Amendments or any proxy or other public filing, (iii) the Fee Letters may be disclosed to persons performing customary accounting functions, including accounting for deferred financing costs, (iv) this Commitment Letter and a redacted version of the Fee Letters (with such redaction to be reasonably acceptable to the Lead Arranger) may be disclosed to Remainco and its directors, officers, employees, agents, legal counsel, accountants, advisors, consultants and financing sources, in each case on a confidential basis and only in connection with the Transactions and (v) this Commitment Letter and the Fee Letters may be disclosed as necessary to enforce the terms thereof or in connection with any suit, action or proceeding relating to this Commitment Letter, the Fee Letters or the transactions contemplated hereby or thereby or enforcement thereof or hereof. You agree that you will permit us to review and approve (such approval not to be unreasonably withheld or delayed) any reference to us or any of our affiliates in connection with the Bridge Facility or the transactions contemplated hereby contained in any press release or similar written public disclosure (excluding, for the avoidance of doubt, any customary Form 8-K filed in connection with the Bridge Facility becoming effective) prior to public release. The foregoing restrictions (other than with respect to the Fee Letters) shall cease to apply upon the earlier of (A) the Closing Date and (B) two years following the date of this Commitment Letter.

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The Commitment Parties and their affiliates will use all non-public information provided to them or such affiliates in connection with the transactions contemplated hereby solely for the purpose of providing the services which are the subject of this Commitment Letter and shall treat confidentially all such information and shall not publish, disclose or otherwise divulge such information or the Fee Letters (or the contents thereof); provided that nothing herein shall prevent the Commitment Parties from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or legal process (in which case the Commitment Parties, to the extent permitted by applicable law, agree (except with respect to any audit or examination conducted by bank accountants or regulatory authority exercising examination or regulatory authority over such Commitment Party) to inform you promptly thereof), (b) upon the request or demand of any regulatory authority having jurisdiction over the Commitment Parties or any of their respective affiliates (in which case the Commitment Parties, to the extent permitted by law, agree (except with respect to any audit or examination conducted by bank accountants or regulatory authority exercising examination or regulatory authority over such Commitment Party) to inform you promptly thereof), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by the Commitment Parties or any of their respective affiliates or any Related Person of the foregoing in violation of any confidentiality obligations owing to you or any of your affiliates (including those set forth in this paragraph), (d) to the Commitment Parties’ affiliates and the Commitment Parties’ and such affiliates’ officers, directors, partners, employees, legal counsel, independent auditors and other experts or agents (collectively, its “Representatives”) who need to know such information in connection with the transactions contemplated hereby and are made aware and agree to comply with the provisions of this paragraph in each case on a confidential basis (it being understood that the failure of any such Representative of a Commitment Party to comply with the provisions of this paragraph shall be deemed a violation of this paragraph by such Commitment Party), (e) to potential or prospective Lenders, participants, assignees or any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Company and its obligations under the Bridge Facility, subject to the proviso below, (f) for purposes of establishing a “due diligence” or similar defense in connection with any proceeding in connection with the transactions contemplated hereby, (g) to market data collectors and service providers providing services in connection with the syndication or administration of the Bridge Facility, (h) to the extent such information is independently developed by such Commitment Party or any of its Representatives, (i) to the extent you shall have consented to such disclosure in writing, (j) to any rating agency on a confidential basis or (k) in connection with the exercise of any Commitment Party’s rights and remedies under this Commitment Letter or the Fee Letters or any suit, action or proceeding relating to this Commitment Letter, the Fee Letters or the transactions contemplated thereby or enforcement hereof or thereof; provided that (x) the disclosure of any such information to any potential or prospective Lenders, participants, assignees or direct or indirect contractual counterparties referred to above shall be made subject to the acknowledgment and acceptance by such potential or prospective Lender, participant, assignee or direct or indirect contractual counterparty that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you, including, without limitation, as set forth in any confidential information memorandum or other marketing materials) in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such type of information, which shall in any event require “click through” or other affirmative action on the part of the recipient to access such information and (y) no such disclosure shall be made by such Commitment Party or any of its affiliates to any Disqualified Lender. The Commitment Parties’ obligations under this paragraph shall automatically terminate and be superseded by the confidentiality provisions in the Bridge Facility Documentation upon the initial funding thereunder (it being understood that any Commitment Party that is not a party to the Bridge Facility Documentation shall remain bound by this paragraph) and shall in any event terminate upon the second anniversary of the date hereof.

11.	Miscellaneous.

The reimbursement (if applicable), compensation (if applicable), indemnification, confidentiality, jurisdiction, governing law and waiver of jury trial provisions contained herein and in the Fee Letters and the provisions of Section 7 shall remain in full force and effect regardless of whether Bridge Facility Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Commitment Parties’ commitments hereunder; provided that your reimbursement and indemnification obligations under this Commitment Letter shall automatically terminate and be superseded, to the extent covered thereby, by the Bridge Facility Documentation.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter herein, including the execution and delivery of the Bridge Facility Documentation by the parties hereto in a manner consistent with this Commitment Letter.

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We hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (as amended from time to time, the “PATRIOT Act”) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network (“FinCEN”) under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time, the “CDD Rule”), the Commitment Parties and each other Lender may be required to obtain, verify and record information that identifies the Borrower and each Subsidiary Guarantor, which information includes the name, address, tax identification number, a certification regarding beneficial ownership required by and 31 C.F.R. §1010.230 (the “Beneficial Ownership Regulation”) (solely with respect to the Borrower) (such certification, the “Beneficial Ownership Certification”) and other information regarding the Company and each Subsidiary Guarantor that will allow the Commitment Parties or such Lender to identify the Company in accordance with the PATRIOT Act and the CDD Rule. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to the Commitment Parties and each Lender. You acknowledge that Barclays shall be permitted to share any and all such information with the Lenders.

We hereby agree that notwithstanding any provision to the contrary in this Commitment Letter or the Fee Letters, neither (a) any officer, director, employee, member, manager, partner, stockholder, agent or representative of you or your affiliates (other than you) and controlling persons nor (b) your or their respective affiliates (other than you) and controlling persons shall have any liability for any obligations of the Company under the Commitment Letter or the Fee Letters.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letters by returning to Barclays executed counterparts hereof and of the Fee Letters, and paying the fees specified herein and in the Fee Letters to be payable upon the acceptance of this Commitment Letter with respect to the Bridge Facility by wire transfer of immediately available funds to the account specified by us, not later than 11:59 p.m., New York City time, on February 16, 2021. This Commitment Letter and the commitments and undertakings of the Commitment Parties hereunder shall automatically terminate and expire at such time in the event that Barclays has not received both (a) such executed counterparts and (b) such payments in accordance with the immediately preceding sentence. This Commitment Letter and the commitments and undertakings of the Commitment Parties hereunder shall automatically terminate (unless you request an extension and each Commitment Party shall, in its discretion, agree to such extension) upon the earliest of (a) the End Date (as defined in the Merger Agreement as in effect on the Signing Date, without giving effect to any amendment thereto or consent thereunder, and as it may be extended in accordance with the terms of the Merger Agreement as in effect on the Signing Date, the “Outside Date”), unless the Closing Date occurs on or prior thereto, (b) the date of the termination of the Merger Agreement by you or with your written consent or otherwise in accordance with its terms (in which case you agree to inform us promptly thereof), (c) the date of the closing of the Merger without the use of the Bridge Facility (the earliest of the foregoing clauses (a), (b) and (c), the “Expiration Date”) and (d) the execution and delivery of the Bridge Facility Documentation by the parties thereto; provided that the termination of any commitment pursuant to this sentence shall not prejudice your rights and remedies in respect of any breach of this Commitment Letter by any Commitment Party that occurred prior to any such termination. You shall have the right to terminate this Commitment Letter and the commitments of the Lenders hereunder (or a portion thereof) at any time upon written notice to them from you, subject to your surviving obligations as set forth in the first paragraph of Section 11 of this Commitment Letter and in the Fee Letters.

[Remainder of this page intentionally left blank]

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We are pleased to have been given the opportunity to assist you in connection with this financing.

Very truly yours,

BARCLAYS BANK PLC

By:	/s/ Sam Yoo
	Name:	SAM YOO
	Title:	MANAGING DIRECTOR

[Signature Page to Commitment Letter (Rover)]

Accepted and agreed to as of
the date first above written:

REGAL BELOIT CORPORATION

By:	/s/ Louis V. Pinkham
	Name:	Louis V. Pinkham
	Title:	Chief Executive Officer

[Signature Page to Commitment Letter (Rover)]

CONFIDENTIAL

EXHIBIT A

Project Phoenix
$2,126,000,000 364-Day Bridge Facility
Transaction Description1

Reference is made to (a) the Separation and Distribution Agreement dated as of February 15, 2021 (together with the schedules and exhibits thereto, the “Separation Agreement”), among Rexnord Corporation, a Delaware corporation (“Parent”), Regal Beloit Corporation, a Wisconsin corporation (the “Borrower”), and Land Newco, Inc., a Delaware corporation and a newly-formed wholly owned indirect subsidiary of Parent (“Spinco”), and (b) the Agreement and Plan of Merger dated as of February 15, 2021 (together with the schedules and exhibits thereto, the “Merger Agreement”), among Parent, the Borrower, Spinco and Phoenix 2021, Inc., a newly-formed Delaware corporation and a wholly owned subsidiary of the Borrower (“Merger Sub”).

(i)	Pursuant to the Separation Agreement, Parent will consummate the Internal Restructuring (as defined in the Separation Agreement) and the Spinco Contribution (as defined in the Separation Agreement) on the terms and subject to the conditions therein, pursuant to which Parent will separate the Spinco Business (as defined in the Separation Agreement) so that, as of immediately prior to the First Distribution (as defined in the Separation Agreement), the Spinco Business is held by Spinco and the members of the Spinco Group (as defined in the Separation Agreement).

(ii)	Immediately following the Internal Restructuring and the Spinco Contribution and prior to or substantially simultaneously with the Spin-Off (as defined in the Separation Agreement),

a.	Spinco will pay a special cash dividend to Parent or a subsidiary of Parent (the “Parent Special Payment”); and

b.	Parent will (x) repay, prepay, repurchase, redeem or otherwise amend the Remainco Debt Facilities (as defined in the Merger Agreement) so that the consummation of the Transactions will not result in a breach thereof or a default or event of default thereunder and (y) consummate the Lien and Guarantee Release (as defined in the Merger Agreement) (clauses (x) and (y), collectively, the “Remainco Refinancing”) (it being understood such Remainco Refinancing is effectively simultaneous with the Merger (as defined below));

(iii)	Immediately following the Internal Restructuring, the Spinco Contribution and the payment of the Parent Special Payment and pursuant to the Separation Agreement, Parent will distribute all of the issued and outstanding shares of Spinco Common Stock (as defined in the Separation Agreement) to Parent’s stockholders by way of one or more pro rata dividends (collectively, the “Distribution”).

(iv)	Immediately following the Spin-Off and pursuant to the Merger Agreement, Merger Sub will merge with and into Spinco (the “Merger”), with Spinco continuing as the surviving corporation, and all shares of Merger Sub’s common stock issued and outstanding at such time will be converted into shares of common stock of Spinco.

(v)	To the extent the board of directors of the Borrower has declared that it will pay a special cash dividend to its stockholders pursuant to Section 1.7 of the Merger Agreement (the “Borrower Special Payment”), the Borrower will pay the Borrower Special Payment within 10 business days following the effectiveness of the Merger.

1 Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter and the other Exhibits to the Commitment Letter to which this Exhibit A is attached (the “Commitment Letter”).

A-1

The Borrower Special Payment and the payment of fees and expenses incurred by the Borrower in connection with the Transactions (as defined below) (such fees and expenses, the “Transaction Costs”) will be financed from the proceeds of loans obtained by the Borrower under a new senior bridge facility as described in Exhibit B (the “Bridge Facility”). The Parent Special Payment will be financed from the proceeds of loans obtained by Spinco under a new bridge facility (the “Spinco Bridge Facility”). The Existing RMT Partner Credit Agreement (as defined in Exhibit B) will be backstopped by commitments obtained by the Borrower for a new bridge facility (the “Backstop Bridge Facility”) in an amount sufficient to backstop the outstanding loans (including outstanding revolving credit loans) under the Existing RMT Partner Credit Agreement until such time, if any, as Borrower may obtain an amendment to the Existing RMT Partner Credit Agreement to permit the merger and the incurrence of indebtedness and liens contemplated by the foregoing and an increase of the maximum Funded Debt to EBITDA Ratio not to exceed 4.50:1.00 (the “Backstop Amendment”).

The transactions described above are collectively referred to herein as the “Transactions”.

For purposes of the Commitment Letter and the Fee Letters, the “Closing Date” shall mean the date of the satisfaction or waiver by the Commitment Parties of the conditions set forth in Exhibit C to the Commitment Letter and the funding of the Bridge Facility.

A-2

CONFIDENTIAL

EXHIBIT B

Project Phoenix
$2,126,000,000 364-Day Bridge Facility
Summary of Principal Terms and Conditions2

Borrower:	Regal Beloit Corporation, a Wisconsin corporation (the “Borrower”).

Administrative Agent:	Barclays Bank PLC (“Barclays”) will act as sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) in respect of the Bridge Facility.

Sole Bookrunner and Sole Lead Arranger:	Barclays (the “Lead Arranger”).

Syndication Agent:	One or more financial institutions identified by the Borrower in consultation with the Lead Arranger.

Documentation Agent:	One or more financial institutions identified by the Borrower in consultation with the Lead Arranger.

Lenders:	A syndicate of banks, financial institutions and other entities, including Barclays and the other Commitment Parties, but excluding Disqualified Lenders, arranged by the Lead Arranger and, to the extent required pursuant to the Commitment Letter, reasonably acceptable to the Borrower (collectively, and together with any party that becomes a lender by assignment as set forth under “Assignments and Participations” below, the “Lenders”).

Facility:	A 364-day senior bridge facility (the “Bridge Facility”; the loans thereunder, the “Bridge Loans”) in an aggregate principal amount in U.S. dollars of $2,126,000,000.

Availability:	The Bridge Facility may only be drawn in a single borrowing, substantially simultaneously with the Distribution and consummation of the Merger, on the Closing Date, which shall occur prior to the Expiration Date. Amounts repaid or prepaid in respect of the Bridge Facility may not be reborrowed.

Purpose:	The proceeds of Bridge Loans will be used by the Borrower on the Closing Date to pay the Borrower Special Payment, to (if necessary) redeem the Borrower’s senior notes due 2023 under the Note Purchase Agreement (as defined in the Existing RMT Partner Credit Agreement (the “2023 Redemption”) and to pay Transaction Costs.

Interest Rates and Fees:	As set forth on Annex I to this Exhibit B.

Default Rate:	Overdue principal, interest, fees and other amounts shall bear interest at the applicable interest rate plus 2.0% per annum (in the case of overdue principal) and 2.0% above the rate applicable to Base Rate Bridge Loans (in the case of all other overdue amounts).

2 Capitalized terms used but not defined in this Exhibit B shall have the meanings set forth in the Commitment Letter and the other Exhibits to the Commitment Letter to which this Exhibit B is attached.

Final Maturity and Amortization:	The Bridge Facility (a) will terminate and all Bridge Loans will be due and payable on the date that is 364 days after the Closing Date and (b) will require no scheduled amortization.

Voluntary Prepayments and Reductions in Commitments:

Upon at least three business days’ prior irrevocable written notice to the Administrative Agent (which notice may be conditioned upon the consummation of another transaction), the Borrower may at any time prior to the Closing Date in whole permanently terminate, or from time to time in part permanently reduce (in minimum principal amounts to be agreed), the unutilized commitments under the Bridge Facility.

Prepayments of borrowings under the Bridge Facility will be permitted at any time (in minimum principal amounts to be agreed), without premium or penalty, subject to prior notice (which notice may be conditioned upon the consummation of another transaction) and reimbursement of the Lenders’ redeployment costs in the case of a prepayment of Eurodollar Margin borrowings other than on the last day of the relevant interest period.

Mandatory Prepayments and Reductions in Commitments:

Prior to the Closing Date, the commitments in respect of the Bridge Facility under the Commitment Letter or under the Bridge Facility Documentation (as applicable) shall be permanently reduced, and on and after the Closing Date, the Bridge Loans shall be prepaid, in each case, dollar-for-dollar by the following amounts (in each case subject to exceptions to be agreed):

(a) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the Borrower and its subsidiaries (including insurance, casualty and condemnation proceeds) (other than (i) dispositions of obsolete or worn-out property and property no longer used or useful in the business, (ii) intercompany dispositions, (iii) dispositions by or of foreign subsidiaries to the extent the repatriation of the proceeds of such dispositions would result in material adverse tax consequences as reasonably determined by the Borrower, (iv) dispositions of receivables pursuant to bills of exchange, accounts receivable sale and securitization programs and (v) the net cash proceeds from all other such non-ordinary course asset sales or other dispositions of property to the extent (x) the aggregate amount of such net cash proceeds of each such asset sale under this clause (v) is less than $25,000,000 and (y) the aggregate amount of such net cash proceeds from all such non-ordinary course asset sales under this clause  (v), together with the aggregate amount of net cash proceeds from all equity or equity-linked securities described in the corresponding parenthetical in paragraph (c) below, does not exceed $100,000,000), subject to the right to reinvest 100% of such proceeds, if such proceeds are re-invested in assets used or useful for their business, including in permitted acquisitions or capital expenditures within 12 months of receipt;

(b) 100% of the net cash proceeds received from any issuance or incurrence of debt for borrowed money (including any senior notes issued to refinance the Bridge Facility), other than (i) any intercompany debt of the Borrower or any of its subsidiaries, (ii) any debt of the Borrower or any of its subsidiaries incurred in respect of the revolving credit facility under the Amended and Restated Credit Agreement dated as of August 27, 2018 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof, pursuant to the Backstop Amendment and/or to increase the revolving credit commitments thereunder as provided in the Commitment Letter, the “Existing RMT Partner Credit Agreement”), among the Borrower, the subsidiaries of the Borrower from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, (iii) any working capital facilities (including receivables securitization facilities) of the Borrower or any of its subsidiaries, (iv) any commercial paper, (v) capital leases or other debt issued or incurred to finance the acquisition of fixed or capital assets, (vi) other debt for borrowed money to be agreed upon, (vi) any loans incurred under the Spinco Bridge Facility; (vii) any loans incurred under the Backstop Bridge Facility and (viii) any debt for borrowed money incurred by Spinco or any subsidiaries of Spinco, except to the extent any such debt is incurred on or after the Closing Date and all obligations under the Spinco Bridge Facility have been repaid or prepaid; provided, notwithstanding the foregoing, this clause (b) shall not reduce commitments in respect of (or require prepayment of) the Bridge Facility due to any drawing or borrowing of a Qualifying Term Loan Facility (as defined below) if and to the extent the commitments in respect of the Bridge Facility were previously reduced upon the effectiveness of the applicable Qualifying Term Loan Facility and further reduction or prepayment would be duplicative thereof;

(c) 100% of the net cash proceeds received from any issuance of equity or equity-linked securities (in a public offering or private placement) by the Borrower or any of its subsidiaries (other than net cash proceeds from all such equity or equity-linked securities to the extent the aggregate amount of such net cash proceeds, together with the aggregate amount of net cash proceeds from all non-ordinary course asset sales or other dispositions of property described in the corresponding parenthetical in clause  (v) of paragraph (a) above, does not exceed $100,000,000), subject to exceptions and thresholds to be agreed upon, including (i) equity interests or such other securities issued pursuant to employee stock plans or employee compensation plans or contributed to pension funds (including any equity securities issued upon conversion or exercise of any of the foregoing described in this clause (i)), (ii) equity interests or such other securities issued or transferred as consideration in connection with any acquisition or joint venture arrangement, (iii) equity interests or such other securities issued to the Borrower or any of its subsidiaries and (iv) equity issued to the shareholders of Parent in connection with the Merger; and

(d) without duplication of clause (b), 100% of the commitments provided to the Borrower or any of its subsidiaries pursuant to any committed but unfunded bank term loan credit agreement or similar definitive agreement for the incurrence of debt for borrowed money that has become effective for the purpose of financing the RMT Partner Special Payment and (if applicable) the 2023 Redemption and having conditions to availability which are not more restrictive than the Specified Conditions (as reasonably determined by the Borrower upon entering into such committed financing), but excluding any Spinco Bridge Facility and/or Backstop Bridge Facility (a “Qualifying Term Loan Facility”) (such reduction to occur automatically upon the effectiveness of the definitive documentation for such term loan credit facility).

The Borrower shall give the Administrative Agent prompt written notice of any commitment reduction or prepayment required pursuant to this section or of having entered into a Qualifying Term Loan Facility.

In addition, the commitments shall terminate on the Expiration Date.

Notwithstanding the foregoing, (a) the commitments in respect of the Bridge Facility under the Commitment Letter or under the Bridge Facility Documentation (as applicable) shall be permanently reduced and the Bridge Loans shall be prepaid, in each case, pursuant to clause (a) above only to the extent such proceeds are not subject to the mandatory prepayment provisions in the Existing RMT Partner Credit Agreement and shall be subject to sharing as and to the extent required by the Note Purchase Agreement (as defined in the Existing RMT Partner Credit Agreement) and (b) on and after the Closing Date, to the extent any net cash proceeds are in respect of any dispositions of property of Spinco or any of its subsidiaries (the “Spinco Entities”) or any issuances or incurrences by any Spinco Entities, the Bridge Loans shall be prepaid pursuant to clauses (a), (b) and (c) with such proceeds solely to the extent all obligations under the Spinco Bridge Facility have been (or will be substantially simultaneously with such prepayment) prepaid in full.

Bridge Facility Documentation:	The Bridge Facility Documentation will be based upon the Existing RMT Partner Credit Agreement and will contain the provisions described herein; it being understood and agreed that, except as otherwise expressly set forth herein, the Bridge Facility Documentation shall be no more restrictive than the Existing RMT Partner Credit Agreement, with modifications (a) as are necessary to reflect the terms specifically set forth in the Commitment Letter (including the exhibits thereto) (including the nature of the Bridge Facility as a bridge financing) and the Arranger Fee Letter, (b) to reflect any changes in law or accounting standards since the date of the Existing RMT Partner Credit Agreement, (c) to reflect the operational or administrative requirements of the Administrative Agent that are customarily included in current credit agreements of a similar type and nature with respect to which Barclays acts as administrative agent, and (d) to the extent not inconsistent with the terms of the Commitment Letter (including all exhibits thereto) and the Fee Letters, as agreed by the Borrower and the Lead Arranger after good faith consideration of comments from the Lead Arranger and the syndicate of Lenders, on one hand, or the Borrower, on the other. On or after the Closing Date, the Administrative Agent shall, to the extent required by the Existing RMT Partner Credit Agreement, execute and deliver an acknowledgment to the Intercreditor Agreement (as defined in the Existing RMT Partner Credit Agreement as in effect on the date hereof) in the form of Exhibit A thereto.

Representations and Warranties:

Limited to the following (which shall be substantially the same as the Existing RMT Partner Credit Agreement, with the modifications set forth below and subject to the requirements set forth below under “Ratings Trigger”): organization and powers; authorization of Bridge Facility Documentation and borrowings; no conflict; validity and binding documentation; financial condition and solvency (to be defined in a manner consistent with Annex I to Exhibit C); no material adverse change since the Closing Date; litigation; ownership of property; subsidiaries; pension plans and plan assets; inapplicability of the Investment Company Act; margin regulations; payment of taxes; environmental matters; information (consistent with the representation in the Commitment Letter); and anti-corruption, sanctions laws and PATRIOT Act.

All representations made on the Closing Date shall be made after giving effect to the Transactions and shall be subject to the Funds Certain Provisions.

Conditions Precedent to Closing:	Subject to the Funds Certain Provisions in all respects, the closing (and the funding) of the Bridge Facility will be subject only to satisfaction (or waiver by each Commitment Party) of the Specified Conditions.

Affirmative Covenants:	Limited to the following (which shall be substantially the same as the Existing RMT Partner Credit Agreement with mutually agreed-upon changes and subject to the requirements set forth below under “Ratings Trigger”): delivery of financial statements, reports, certificates and other information; books, records and inspections; insurance; compliance with laws (including environmental, ERISA, and anti-corruption and sanctions laws); use of proceeds (including as to anti-corruption and sanctions laws); payment of taxes; maintenance of corporate existence; further assurances; “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and Beneficial Ownership Regulation; and non-guarantor domestic subsidiaries. The insurance covenant shall provide that the Borrower and its significant subsidiaries may maintain self-insurance and otherwise must maintain customary insurance except to the extent the failure to be so insured could not reasonably be expected to have a material adverse effect.

Negative Covenants:	Limited to the following (which shall be substantially the same as the Existing RMT Partner Credit Agreement, with mutually agreed-upon changes and subject to the requirements set forth below under “Ratings Trigger”): limitations on debt (which shall in any event permit the Spinco Bridge Facility and either the Existing RMT Partner Credit Agreement or the Backstop Bridge Facility); limitations on liens; limitations on mergers, consolidations and sales of assets (which shall permit the Merger and permit the disposition of any assets, equity interests and/or divisions or lines of business as and to the extent required by any governmental authority having (or purporting to have) jurisdiction over the Borrower or any of its subsidiaries); and limitations on transactions with affiliates.

Financial Covenants:

A maximum Funded Debt to EBITDA Ratio, as of the last day of any four fiscal quarter period, of 4.00 to 1.00; provided that at any time either (a) a Non-Investment Grade Debt Rating (as defined below) occurs and is continuing or (b) the Bridge Facility is fully drawn, the maximum Funded Debt to EBITDA Ratio, as of the last day of any four fiscal quarter period, shall not exceed 4.50 to 1.00.

A minimum Interest Coverage Ratio, as of the last day of any four fiscal quarter period, of not less than 3.00 to 1.00.

Notwithstanding the above, in no event shall either financial covenant for any period be less restrictive than the corresponding financial covenant for such period under the Note Purchase Agreement (as defined in the Existing RMT Partner Credit Agreement) for so long as the Note Purchase Agreement is in effect.

The foregoing financial terms to be substantially the same as set forth in the Existing RMT Partner Credit Agreement, and all calculations will be made on a pro forma basis after giving effect to the Transactions.

Guarantees:

The obligations of the Borrower under the Bridge Facility Documentation will be guaranteed by the domestic subsidiaries of the Borrower, including Spinco and the subsidiaries of Spinco (other than excluded subsidiaries (which shall include (i) any subsidiary having assets with a value of less than $10 million and (ii) not-for-profit subsidiaries)), representing not less than (x) 80% of the total assets of the Borrower and its domestic subsidiaries (other than excluded subsidiaries) and (y) 80% of the total revenue of the Borrower and its domestic subsidiaries (other than excluded subsidiaries) (the “Subsidiary Guarantors” and, together with the Borrower, the “Loan Parties”) to the extent and on the terms substantially as provided in the Existing RMT Partner Credit Agreement; provided that (i) compliance with the guarantor coverage test will only be tested for a fiscal quarter at the time of delivery by the Borrower of the compliance certificate with respect to such quarter and (ii) notwithstanding the foregoing, the Subsidiary Guarantors shall include each subsidiary of the Borrower that guarantees the obligations under the Existing RMT Partner Credit Agreement, the Backstop Bridge Facility, the Spinco Bridge Facility or the Note Purchase Agreement.

If at any time the Debt Rating (as defined in Annex I to this Exhibit B) by S&P is BBB or higher and by Moody’s is Baa2 or higher, the requirement for domestic subsidiaries of the Borrower to guarantee the obligations under the Bridge Facility Documentation shall no longer be effective so long as prior to or concurrently with such release, the lenders under the Existing RMT Partner Credit Agreement, the Backstop Bridge Facility and the Spinco Bridge Facility and the holders of notes under the Note Purchase Agreement and of any indebtedness in an aggregate principal amount exceeding an amount to be agreed each release such subsidiaries as guarantors under the applicable documentation governing such indebtedness.

Security:	None, subject to the requirements set forth below under “Ratings Trigger”.

Ratings Trigger:	If the Debt Rating by S&P in effect at any time on or after the Closing Date is lower than BBB- or the Debt Rating by Moody’s in effect at any time on or after the Closing Date is lower than Baa3 (such rating, a “Non-Investment Grade Rating”), the Lead Arranger may make any or all of the following changes to the Bridge Facility (which shall be incorporated in the Bridge Facility Documentation, including security and collateral agreements, as promptly as practicable and in any event on or prior to the later of (x) 20 calendar days (or such later date as may be agreed to by the Administrative Agent) after the Closing Date and (y) 20 calendar days (or such later date as may be agreed to by the Administrative Agent) after the date of the public announcement of such Debt Rating): (a) (i) require that the obligations of the Loan Parties shall be secured on a first priority basis by the assets of (including any debt and equity owned by) the Loan Parties, subject to certain exceptions to be agreed that are customary for similar leveraged loans for similar companies; provided that any actions necessary to perfect any security interest, other than filing financing statements or intellectual property security agreements or delivery of possessory collateral, shall be completed as promptly as practicable and in any event on or prior to the date that is 90 calendar days (or such later date as may be agreed to by the Administrative Agent) after the later of (x) the Closing Date and (y) the date of the public announcement of such Debt Rating, and (ii) modify the representations and warranties, affirmative covenants and negative covenants to include certain provisions to be agreed that are customary for secured loans; and/or (b) add negative covenants in respect of restricted payments and investments, with exceptions to be agreed that are customary for similar leveraged loans for similar companies.

Events of Default:	Substantially the same as the Existing RMT Partner Credit Agreement, including (except as set forth herein) thresholds and grace periods as provided therein, which shall be limited to the following: failure to pay principal, interest or other amounts; cross default with respect to the Spinco Bridge Facility, the Backstop Bridge Facility and any debt in excess of $100 million; certain bankruptcy events; breach of covenants; breach of representations and warranties in any material respect; certain ERISA matters that could reasonably be expected to result in a material adverse effect; unpaid judgments in excess of $100 million; invalidity of guarantees or any material provision of any material loan document; and Change in Control (as defined in the Existing RMT Partner Credit Agreement but with the threshold increased to 50% to the extent the corresponding thresholds in each of the Existing RMT Partner Credit Agreement, the documentation governing the Spinco Bridge Facility, the documentation governing the Backstop Bridge Facility and, to the extent any obligations remain outstanding thereunder, in the Note Purchase Agreement (as defined in the Existing RMT Partner Credit Agreement) are increased to 50%).

Voting:	Amendments and waivers of the Bridge Facility Documentation will require the approval of Lenders holding more than 50% of the aggregate amount of the loans and commitments thereunder (the “Required Lenders”), with certain amendments requiring class votes, except that (a) the consent of each Lender adversely affected thereby shall be required with respect to, among other things (i) increases in the commitment of such Lender, (ii) reductions of principal, interest or fees payable to such Lender and (iii) extensions of final maturity or scheduled date for the payment of principal of the loans or commitments of such Lender and (b) the consent of each Lender shall be required with respect to, among other things, (i) the amendment of certain pro rata sharing provisions and (ii) the amendment of voting percentages of the Lenders.

Yield Protection and Illegality:	Substantially the same as the Existing RMT Partner Credit Agreement.

The Borrower will have customary rights to replace or (subject to no event of default) remove any Lender that becomes a defaulting lender, requests compensation for increased costs (including as a result of a participant request for increased costs) or loss of yield or fails to consent to certain amendments. Any assignment in respect of replacement of a Lender may become effective without the replaced Lender being a party to such assignment documentation.

Defaulting Lenders:	The Bridge Facility Documentation will contain customary defaulting lender provisions addressing, among other things, voting rights and commitment reallocations.

Assignments and Participations:	The Lenders will be permitted to assign loans and commitments to other Lenders (or their affiliates or Approved Funds (as defined in the Existing RMT Partner Credit Agreement)) without restriction, or to other financial institutions with the consent of the Borrower (so long as no event of default has occurred and is continuing) and the Administrative Agent, in each case not to be unreasonably withheld or delayed; provided that (a) the Borrower shall be deemed to have given its consent to an assignment if it has not responded within 10 business days of a written request for such consent, (b) no assignment may be made to any Disqualified Lender, (c) the Borrower shall be provided notice of any assignment made without its consent and (d) the Borrower’s consent to assignments shall not be required to the extent not required pursuant to the syndication provisions of the Commitment Letter. Notwithstanding the foregoing, however, any Lender assigning a commitment (prior to the funding of the Bridge Loans) shall be required to obtain the approval of the Administrative Agent, unless the proposed assignee is already a Lender. In the case of partial assignments, the minimum assignment amount will be $5,000,000. The Administrative Agent will receive a processing and recordation fee of $3,500, payable by the assignor and/or the assignee, with each assignment.

The Lenders will be permitted to sell participations in loans and commitments without restriction to other financial institutions (excluding Disqualified Lenders). Voting rights of participants shall be limited to matters in respect of (a) increases in commitments of such participant, (b) reductions of principal, interest or fees payable to such participant, (c) extensions of final maturity of the loans or commitments, or scheduled date for the payment of principal of the loans, in each case in which such participant participates and (d) release of all or substantially all of the value of the guarantees of the Subsidiary Guarantors, other than in accordance with the terms thereof.

Any loan of any Lender may be funded by an affiliated Special Purpose Funding Vehicle of such Lender, so long as the commitment with respect thereto remains with such Lender.

The Bridge Facility Documentation will contain provisions permitting the removal of Disqualified Lenders that become Lenders and limiting the voting and information rights of such Lenders.

Expenses and Indemnification:	Substantially the same as the Existing RMT Partner Credit Agreement.

Most Favored Nation Protection:	Substantially the same as the Existing RMT Partner Credit Agreement.

European Union and UK Bail-In:	The Bridge Facility Documentation will contain standard European Union and UK bail-in acknowledgements.

Governing Law and Forum:	New York.

Counsel to Administrative Agent and Lead Arranger:	Simpson Thacher & Bartlett LLP.

CONFIDENTIAL

ANNEX I TO EXHIBIT B

Pricing and Fees

Interest Rate Options:

The Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to (a) the Base Rate (as defined below) plus the Base Rate Margin (as defined below) or (b) the Eurodollar Rate (Reserve Adjusted) (as defined below) plus the Eurodollar Margin (as defined below).

Each of the “Eurodollar Margin” and the “Base Rate Margin” will be determined as of any date of determination by reference to the Pricing Grid below.

As used herein:

“Base Rate” shall mean the highest of (i) the rate of interest last quoted by The Wall Street Journal as the “prime rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest rate per annum published by the Federal Reserve Board as the “bank prime loan” rate or, if such rate is no longer quoted, any similar release by the Federal Reserve Board (the “Prime Rate”), (ii) the Federal Funds effective rate from time to time plus 0.5% and (iii) the Eurodollar Rate (Reserve Adjusted) for a one-month interest period plus 1%.

“Eurodollar Rate (Reserve Adjusted)” shall mean a fluctuating rate per annum equal to (x) the rate per annum determined by the Administrative Agent to be the offered rate appearing on the page of the Reuters Screen which displays an average London interbank offered rate administered by ICE Benchmark Administration Limited (the “LIBOR Rate”), or (y) if the rate in clause (x) above does not appear on such page or service or if such page or service is not available, the rate per annum determined by the Administrative Agent to be the offered rate on such other page or other service which displays the LIBOR Rate, in each case as adjusted for applicable reserve requirements; provided that if LIBOR Rates are quoted under either of clauses (x) or (y), but there is no such quotation for the interest period elected, the LIBOR Rate shall be equal to the interpolated rate; provided that in no event shall the Eurodollar Rate (Reserve Adjusted) be less than zero.

The Borrower shall be permitted to request interest periods in respect of Loans accruing interest based on the Eurodollar Rate of one week or one, two, three, six or twelve months (or such other period as all Lenders may agree).

The Bridge Facility Documentation shall include the ARRC “hardwired” provisions in respect of the discontinuation of LIBOR.

B-I-1

Duration Fees:

The Borrower will pay, on each Duration Fee Date (as defined below) to the Administrative Agent for the account of each Lender in proportion to its Bridge Loans in respect of the Bridge Facility on the applicable Duration Fee Date, non-refundable duration fees (the “Duration Fees”) in an amount equal to the product of (i) the Applicable Duration Fee Rate multiplied by (ii) the aggregate principal amount of the Bridge Loans outstanding on the applicable Duration Fee Date. The Duration Fees shall be earned, due and payable on each applicable Duration Fee Date.

The “Duration Fee Dates” shall be each of (a) the date that is 90 days after the Closing Date, (b) the date that is 180 days after the Closing Date and (c) the date that is 270 days after the Closing Date.

The “Applicable Duration Fee Rate” shall be determined as of any Duration Fee Date by reference to the Pricing Grid below.

Ticking Fees:	The Borrower will pay to each Commitment Party in proportion to its commitments in respect of the Bridge Facility, non-refundable ticking fees (the “Ticking Fees”) in an amount equal to the product of the Applicable Ticking Fee Rate (as defined below) multiplied by the actual daily undrawn portion of the aggregate principal amount of the commitments in respect of the Bridge Facility (as such amount shall be adjusted to give effect to any voluntary or mandatory reductions of the commitments in accordance with the terms of the Commitment Letter or the Bridge Facility Documentation), which Ticking Fees shall accrue from and including the 90th day following the Signing Date, through and including the earlier of (x) the Closing Date and (y) the date of the termination or expiration of the commitments in respect of the Bridge Facility (such earliest date, the “Ticking Fee Termination Date”) and shall be earned, due and payable on the Ticking Fee Termination Date.

B-I-2

Pricing Grid

Eurodollar Margin and Base Rate Margin

Each of the “Eurodollar Margin” and the “Base Rate Margin” mean, as of any date of determination, (a) solely if there is at least one Debt Rating from Moody’s or S&P in effect on such date, the applicable percentage per annum set forth below and directly opposite the applicable Debt Rating or (b) otherwise, the applicable percentage per annum set forth below and directly opposite the applicable Funded Debt to EBITDA Ratio; provided that, in the case of this clause (b), (i) each of the Eurodollar Margin and the Base Rate Margin shall be determined based on the Funded Debt to EBITDA Ratio as of the last day of the most recent fiscal quarter or fiscal year, as applicable, for which financial statements have been delivered to the Lead Arranger or the Administrative Agent pursuant to the Commitment Letter or the Bridge Facility Documentation, (ii) the Funded Debt to EBITDA Ratio shall be calculated on a pro forma basis after giving effect to the Transactions and (iii) if as of any date of determination, the Borrower shall have failed to deliver the financial statements and any related certificates on the day required by the Commitment Letter or the Bridge Facility Documentation in respect of the most recent fiscal period of the Borrower, the Funded Debt to EBITDA Ratio shall be deemed to be greater than 3.25 to 1.00 for purposes of determining each of the Eurodollar Margin and the Base Rate Margin.

	Closing Date through 89 days after Closing Date		90 days after Closing Date through 179 days after Closing Date		180 days after Closing Date through 269 days after Closing Date		270 days after Closing Date and thereafter
Debt Ratings	Eurodollar Margin	Base Rate Margin	Eurodollar Margin	Base Rate Margin	Eurodollar Margin	Base Rate Margin	Eurodollar Margin	Base Rate Margin
A- or higher / A3 or higher	1.125%	0.125%	1.375%	0.375%	1.625%	0.625%	1.875%	0.875%
BBB+ /Baa1	1.250%	0.250%	1.500%	0.500%	1.750%	0.750%	2.000%	1.000%
BBB/Baa2	1.375%	0.375%	1.625%	0.625%	1.875%	0.875%	2.125%	1.125%
BBB-/Baa3	1.500%	0.500%	1.750%	0.750%	2.000%	1.000%	2.250%	1.250%
BB+ or lower /Ba1 or lower	2.000%	1.000%	2.250%	1.250%	2.500%	1.500%	2.750%	1.750%

B-I-3

	Closing Date through 89 days after Closing Date		90 days after Closing Date through 179 days after Closing Date		180 days after Closing Date through 269 days after Closing Date		270 days after Closing Date and thereafter
Funded Debt to EBITDA Ratio	Eurodollar Margin	Base Rate Margin	Eurodollar Margin	Base Rate Margin	Eurodollar Margin	Base Rate Margin	Eurodollar Margin	Base Rate Margin
Less than or equal to 1.00 to 1.00	1.125%	0.125%	1.375%	0.375%	1.625%	0.625%	1.875%	0.875%
Greater than 1.00 to 1.00 but less than or equal to 1.75 to 1.00	1.250%	0.250%	1.500%	0.500%	1.750%	0.750%	2.000%	1.000%
Greater than 1.75 to 1.00 but less than or equal to 2.50 to 1.00	1.375%	0.375%	1.625%	0.625%	1.875%	0.875%	2.125%	1.125%
Greater than 2.50 to 1.00 but less than or equal to 3.25 to 1.00	1.500%	0.500%	1.750%	0.750%	2.000%	1.000%	2.250%	1.250%
Greater than 3.25 to 1.00	1.750%	0.750%	2.000%	1.000%	2.250%	1.250%	2.500%	1.500%

Applicable Duration Fee Rate

The “Applicable Duration Fee Rate” means, as of any Duration Fee Date, (a) solely if there is at least one Debt Rating from Moody’s or S&P in effect on such date, the applicable percentage per annum set forth below the applicable Debt Ratings of the Borrower from Moody’s and S&P or (b) otherwise, the applicable percentage per annum set forth below the applicable Funded Debt to EBITDA Ratio; provided that, in the case of this clause (b), (i) the Applicable Duration Fee Rate shall be determined based on the Funded Debt to EBITDA Ratio as of the last day of the most recent fiscal quarter or fiscal year, as applicable, for which financial statements have been delivered to the Lead Arranger or the Administrative Agent pursuant to the Commitment Letter or the Bridge Facility Documentation, (ii) the Funded Debt to EBITDA Ratio shall be calculated on a pro forma basis after giving effect to the Transactions and (iii) if as of any Duration Fee Date, the Borrower shall have failed to deliver the financial statements and any related certificates on the day required by the Commitment Letter or the Bridge Facility Documentation in respect of the most recent fiscal period of the Borrower, the Funded Debt to EBITDA Ratio shall be deemed to be greater than 3.25 to 1.00 for purposes of determining Duration Fee Rate.

B-I-4

	If the Debt Rating in effect as of such Duration Fee Date is BBB-/Baa3 or higher:	If the Debt Rating in effect as of such Duration Fee Date is lower than BBB-/Baa3:	If the Funded Debt to EBITDA Ratio is less than or equal to 3.25 to 1.00:	If the Funded Debt to EBITDA Ratio is greater than 3.25 to 1.00:
The date that is 90 days after the Closing Date	0.50%	0.75%	0.50%	0.75%
The date that is 180 days after the Closing Date	0.75%	1.00%	0.75%	1.00%
The date that is 270 days after the Closing Date	1.00%	1.25%	1.00%	1.25%

Ticking Fee

The “Applicable Ticking Fee Rate” means, as of any date of determination, 0.150% per annum.

“Debt Ratings” means as of any date of determination, the public corporate credit or family ratings of the Borrower as determined by S&P or Moody’s, as the case may be.

For purposes of the foregoing: (a) if as of any date of determination there is only one Debt Rating in effect, each of the Eurodollar Margin, the Base Rate Margin and the Applicable Duration Fee Rate will be determined by reference to such Debt Rating, (b) in the event of a split in the Debt Ratings, each of the Eurodollar Margin, the Base Rate Margin and the Applicable Duration Fee Rate will be determined by reference to the higher Debt Rating, unless the Debt Ratings are two or more rating levels apart, in which case each of the Eurodollar Margin, the Base Rate Margin and the Applicable Duration Fee Rate will be determined by reference to the Debt Rating that is one rating level higher than the lower Debt Rating and (c) the Debt Ratings shall be determined from the most recent public announcement of the Debt Ratings or any changes thereto.

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CONFIDENTIAL

EXHIBIT C

Project Phoenix
$2,126,000,000 364-Day Bridge Facility
Conditions Precedent3

Subject in all respects to the Funds Certain Provisions, the borrowing under the Bridge Facility shall be subject solely to the satisfaction, or waiver by each of the Commitment Parties, of the following conditions precedent:

1.            The Loan Parties shall have executed and delivered Bridge Facility Documentation consistent with the Commitment Letter, the Term Sheet and the Arranger Fee Letter and containing only those mandatory prepayments, representations, warranties, affirmative and negative covenants and events of default expressly contemplated in the Term Sheet.

2.            (a)  The Internal Restructuring and the transfer of assets and assumption of liabilities contemplated by, as applicable, the Merger Agreement, the Separation Agreement, the Employee Matters Agreement (as defined in the Merger Agreement), the Real Estate Matters Agreement (as defined in the Merger Agreement) and the Intellectual Property Matters Agreement (as defined in the Merger Agreement), in each case, shall have been consummated, or will be consummated substantially concurrently with the funding of the Bridge Facility, in all material respects, in accordance with and subject to the terms of the Merger Agreement, the Separation Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement and the Intellectual Property Matters Agreement, (b) the Spinco Contribution (as defined in the Merger Agreement) and the Distributions (as defined in the Merger Agreement) shall have been consummated, or will be consummated substantially concurrently with the funding of the Bridge Facility in accordance with the terms of the Separation Agreement and the Merger Agreement, (c) the Transition Services Agreement (as defined in the Merger Agreement) shall have been executed and delivered by the parties thereto and (d) the Merger shall have been consummated, or will be consummated substantially concurrently with the funding of the Bridge Facility, in accordance with the Merger Agreement and no amendments, modifications, consents or waivers to or of the Merger Agreement or the Separation Agreement (it being understood and agreed that any purchase price adjustments and any extension of the “End Date” thereunder, in each case expressly contemplated by the Separation Agreement or the Merger Agreement, each as in effect on the date hereof, shall not be considered an amendment, modification, consent or waiver) that are materially adverse to the Lenders or the Commitment Parties shall have been made without the consent of both (a) Barclays and (b) the Commitment Parties (which may include Barclays) holding a majority of the aggregate principal amount of the commitments in respect of the Bridge Facility at such time (such consent not to be unreasonably withheld, delayed or conditioned)); provided that any amendment, modification, consent or waiver of the definition of either Spinco Material Adverse Effect or Lien and Guarantee Release in the Merger Agreement shall be deemed to be materially adverse to the Lenders and the Commitment Parties.

3.            Since the date of the Merger Agreement, there shall not have occurred any Spinco Material Adverse Effect (as defined in the Merger Agreement), and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in a Spinco Material Adverse Effect.

3 Capitalized terms used but not defined in this Exhibit C shall have the meanings set forth in the Commitment Letter and the other Exhibits to the Commitment Letter to which this Exhibit C is attached. For purposes of this Exhibit C, “business day” means any day, other than a Saturday, Sunday and any day on which banking institutions located in the State of New York are authorized or required by law or other governmental action to close.

4.            The Commitment Parties shall have received (a) (i) audited consolidated (x) balance sheets of the Borrower for the two most recent fiscal years ended at least 105 days prior to the Closing Date and (y) related statements of income, stockholders’ equity and cash flows of the Borrower for the two most recent fiscal years ended at least 105 days prior to the Closing Date and (ii) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Borrower for each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended at least 60 days before the Closing Date (and the corresponding period in the prior year, in the case of the statements of income, stockholders’ equity and cash flows) and (b) (i) audited consolidated (x) balance sheets of Spinco for the two most recent fiscal years ended at least 105 days prior to the Closing Date and (y) related statements of income, stockholders’ equity and cash flows of Spinco for the two most recent fiscal years ended at least 105 days prior to the Closing Date and (ii) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Spinco for each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended at least w60 days before the Closing Date (and the corresponding period in the prior year, in the case of the statements of income, stockholders’ equity and cash flows); provided that no such financial statements shall be required to include adjustments for purchase accounting (including adjustments of the type contemplated by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (formerly SFAS 141R)); provided further that the Borrower shall be deemed to have satisfied this requirement to the extent that any such financial statements have been filed and are publicly available electronically at www.sec.gov (or a successor web site thereto). The Commitment Parties acknowledge receipt of the financial statements described in clause (a) for the fiscal years ending December 31, 2018 and 2019.

5.            The Commitment Parties shall have received the pro forma consolidated balance sheet of the Borrower as of the end of the most recent fiscal year for which financial statements have been delivered pursuant to paragraph 4(a) and the most recent fiscal quarter for which financial statements have been delivered pursuant to paragraph 4(a), as applicable, and pro forma consolidated statements of income for the most recent fiscal year for which financial statements have been delivered pursuant to paragraph 4(a) and the most recent fiscal quarter for which financial statements have been delivered pursuant to paragraph 4(a); provided that such pro forma consolidated balance sheet shall not be required to include adjustments for purchase accounting (including adjustments of the type contemplated by the Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (formerly SFAS 141R)) or otherwise meet the requirements for pro forma financial statements for a public company.

6.            If there is no Debt Rating in effect as of the Closing Date, a certificate setting forth in reasonable detail the calculation of the Funded Debt to EBITDA Ratio (as defined in the Existing RMT Partner Credit Agreement and calculated on a pro forma basis after giving effect to the Transactions) for the most recent period of four consecutive fiscal quarters of the Borrower for which financial statements have been delivered pursuant to paragraph 4.

7.            The Administrative Agent shall have received legal opinions, corporate organizational documents, good standing certificates (in such person’s jurisdiction of organization), resolutions and customary certificates as to incumbency and the satisfaction of the closing conditions described in this Exhibit C, in each case, with respect to the Loan Parties and as are customary for transactions of this type and reasonably satisfactory to the Administrative Agent and the Borrower.

8.            The Administrative Agent shall have received a solvency certificate in substantially the form of Annex I to this Exhibit C.

9.            The Commitment Parties and the Lenders shall have received (or shall simultaneously receive) all fees and invoiced expenses required to be paid on or prior to the Closing Date pursuant to the Fee Letters, the Term Sheet or the Bridge Facility Documentation; provided, that, in the case of expenses, the Borrower has received a reasonably detailed summary of such expenses not less than two business days prior to the Closing Date (which amounts may be offset against the proceeds of the Bridge Facility).

10.          The Commitment Parties shall have received, at least three business days prior to the Closing Date, all documentation and other information with respect to the Borrower required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and 31 C.F.R. § 1010.230, and to the extent reasonably requested by the Commitment Parties at least 10 business days prior to the Closing Date.

11.         The Merger Agreement Representations shall be true and correct to the extent required by the Funds Certain Provisions and the Specified Representations shall be true and correct in all material respects (except in the case of any Specified Representation which expressly relates to a given date or period, such representation and warranty shall be true and correct in all material respects as of the respective date or for the respective period, as the case may be); provided, that to the extent that any of the Specified Representations are qualified by or subject to a “material adverse effect”, “material adverse change” or similar term or qualification, (x) the definition thereof shall be the definition of RMT Partner Material Adverse Effect (as defined in the Merger Agreement) for purposes of any such representations and warranties made or deemed made on, or as of, the Closing Date (or any date prior thereto) and (y) such Specified Representations shall be true in all respects.

12.          The Remainco Refinancing shall have been consummated, or will be consummated substantially concurrently with the funding of the Bridge Facility and the Merger.

ANNEX I TO EXHIBIT C

Form of Solvency Certificate

[DATE]

This Solvency Certificate (“Certificate”) of Regal Beloit Corporation, a Wisconsin corporation (the “Company”), and its Subsidiaries is delivered pursuant to Section [__] of the [__], dated as of [__], 20[__] (the “Credit Agreement”), by and among the Company, the Lenders from time to time party thereto, and Barclays Bank PLC, as administrative agent. Unless otherwise defined herein, capitalized terms used in this Certificate shall have the meanings set forth in the Credit Agreement.

I, [__], the duly elected, qualified and acting [__] of the Company, DO HEREBY CERTIFY, in that capacity only and not in my individual capacity (and without personal liability), as follows:

1.            I have reviewed the Credit Agreement and the other Loan Documents referred to therein (collectively, the “Transaction Documents”) and have made such investigation as I have deemed necessary to enable me to express a reasonably informed opinion as to the matters referred to herein.

2.            As of the date hereof, after giving effect to the Transactions, the fair value and the present fair saleable value of any and all property of the Company and its Subsidiaries, on a consolidated basis, is greater than the liability on existing debts of the Company and its Subsidiaries, on a consolidated basis, as they become absolute and matured in the ordinary course of business (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability).

3.            As of the date hereof, after giving effect to the Transactions, the Company and its Subsidiaries, on a consolidated basis are able to pay their debts (including, without limitation, contingent and subordinated liabilities) as they become absolute and mature in the ordinary course of business (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability).

4.            The Company and its Subsidiaries, on a consolidated basis, do not intend to, nor do they believe that they will, incur debts that would be beyond their ability to pay as such debts mature in the ordinary course of business.

5.            As of the date hereof, before and after giving effect to the Transactions, the Company and its Subsidiaries are not engaged in businesses or transactions, nor about to engage in businesses or transactions, for which any property remaining would, on a consolidated basis, constitute unreasonably small capital.

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